As filed with the Securities and Exchange Commission on September 27, 2016

Securities Act File No. 333-211408
Investment Company Act File No. 811-23157

UNITED STATES SECURITIES AND EXCHANGE
COMMISSION

WASHINGTON, DC 20549

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

☐   Pre-Effective Amendment No.

☒  Post-Effective Amendment No. 2

(Check appropriate box or boxes)

BROOKFIELD REAL ASSETS INCOME FUND INC.

(Exact name of registrant as specified in charter)

Brookfield Place
250 Vesey Street, 15th Floor
New York, New York 10281-1023
(Address of Principal Executive Offices)

Telephone Number: (855) 777-8001

(Area Code and Telephone Number)

Brian F. Hurley
President
Brookfield Real Assets Income Fund Inc.
Brookfield Place
250 Vesey Street, 15th Floor
New York, New York 10281-1023
(Name and Address of Agent for Service)

Copies to:

Alexis I. Rieger, Esq. Brookfield Real Assets Income Fund Inc. Brookfield Place, 250 Vesey Street, 15th Floor New York, New York 10281-1023	Michael R. Rosella, Esq. Paul Hastings LLP 200 Park Avenue New York, New York 10166

Approximate Date of Proposed Offering:  As soon as practicable after this Registration Statement is declared effective.

CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933

Title of Securities Being Registered	Amount Being Registered(1)	Proposed Maximum Offering Price per Unit(1)	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee(2)
Common stock, $0.001 par value per share	39,000,000	$25.00	$975,000,000	$98,182.50

(1)                                 Estimated solely for the purpose of calculating the registration fee, pursuant to Rule 457 under the Securities Act of 1933.

(2)                                 $100.70 was previously paid on October 8, 2015

It is proposed that this filing will become effective when declared effective by the Securities and Exchange Commission pursuant to Section 8(c) of the Securities Act of 1933.

BROOKFIELD MORTGAGE OPPORTUNITY INCOME FUND INC.
BROOKFIELD TOTAL RETURN FUND INC.
BROOKFIELD HIGH INCOME FUND INC.
Brookfield Place
250 Vesey Street, 15th Floor
New York, New York 10281-1023

(855) 777-8001

September [ ], 2016

Dear Shareholder:

The special shareholder meeting (the "Special Meeting") relating to the proposal for the Brookfield Mortgage Opportunity Income Fund Inc. ("BOI") to reorganize into the Brookfield Real Assets Income Fund Inc., a newly organized Maryland corporation ("RA Fund") has been adjourned in order to allow for additional solicitation of votes. The Special Meeting will be reconvened at the offices of Brookfield Investment Management Inc. ("Brookfield"), Brookfield Place, 250 Vesey Street, 15th Floor, New York, New York 10291-1023, on November 18, 2016, at 8:30 a.m., Eastern Time. To facilitate this solicitation, BOI has set a new record date and will be mailing, among other things, supplemental proxy materials to BOI shareholders. The attached supplemental proxy materials provide important information about the additional solicitation.

Shareholders of the Brookfield Total Return Fund Inc. ("HTR"), and the Brookfield High Income Fund Inc. ("HHY" and together with BOI and HTR, the "Funds," and each, a "Fund") have already approved the reorganization of their respective Funds into the RA Fund. As a result, no additional solicitation of the HHY and HTR shareholders is necessary. Additionally, shareholders of BOI and HTR were each asked to approve a new sub-advisory agreement (the "Sub-Advisory Agreement") with Schroder Investment Management North America Inc. ("SIMNA"). Shareholders of BOI and HTR have already approved their respective Sub-Advisory Agreement and SIMNA began serving as a sub-advisor for BOI and HTR on September 19, 2016.

The Proposed Reorganizations

Brookfield recommended to the Boards of Directors of BOI, HTR and HHY that these Funds be reorganized into a new fund, Brookfield Real Assets Income Fund Inc. The Boards reviewed and considered Brookfield's proposal in detail and on May 12, 2016, approved the proposed reorganizations. The shareholders of each of BOI, HTR and HHY were asked to approve agreements and plans of reorganization pursuant to which each Fund will be reorganized into RA Fund (each a "Reorganization" and collectively, the "Reorganizations"). The shareholders of HHY approved the Reorganization on September 1, 2016, and the shareholders of HTR approved the Reorganization on September 9, 2016. On September 15, 2016, the Special Meeting was adjourned with respect to BOI due to an insufficient number of votes to approve the Reorganization even though an overwhelming majority of BOI shareholders, approximately 74% of shares voting, had voted "FOR" the Reorganization. BOI needed approximately an additional 3% of its outstanding shares to vote in favor of the Reorganization in order to approve the proposal.

The Board of BOI set a new record date of September 26, 2016 and determined that a reconvened Special Meeting be held at the date and time stated above.

If you were a shareholder of BOI as of the previous record date (May 18, 2016), have already submitted a valid proxy card or authorized a proxy in connection with the previous Special Meeting and have not changed your brokerage account or revoked your proxy, your proxy will remain effective for the shares you hold as of September 26, 2016 (the new record date). Please review the enclosed materials for additional information.

As noted above, RA Fund is a newly created closed-end management investment company, organized as a Maryland corporation, which seeks to invest primarily in infrastructure, real estate and natural resources ("Real Assets") fixed income securities and other debt instruments, including corporate credit securities (similar to HHY) and securitized mortgage backed securities (similar to BOI and HTR). The RA Fund will invest to a lesser extent in equity securities of Real Assets companies. The investment objectives of RA Fund and the Funds are similar; however, while the investment objectives are similar, there are differences that shareholders of the Funds should consider. As a result of the Reorganizations, shareholders of each of BOI, HTR and HHY will receive newly issued shares of RA Fund. The conversion rate will be based on net asset value of each Fund. Upon the close of the Reorganizations, Brookfield will serve as the investment adviser to RA Fund. The closing of each Reorganization is contingent upon the closing of all of the Reorganizations; however, both HTR and HHY have approved their respective Reorganization and no further action or solicitation is necessary with respect to these Funds.

The Appointment of a Sub-Adviser (For BOI and HTR shareholders only)

On September 1, 2016, shareholders of BOI and HTR approved their respective Sub-Advisory Agreement with SIMNA. On September 16, 2016, Brookfield's sale of its Securitized Products Team to SIMNA closed. As both BOI and HTR approved their respective Sub-Advisory Agreement, no further action or solicitation is necessary with respect to the sub-advisory proposal.

Each of these proposals is described in more detail in the enclosed Joint Proxy Statement/Prospectus.

The Board of Directors of each Fund believes each proposal, as applicable, is in the best interests of the respective Fund and shareholders and unanimously recommends that you vote "FOR" each proposal.

The enclosed materials explain these proposals in more detail, and I encourage you to review them carefully. While you are welcome to attend the Special Meeting in person, most shareholders find it more convenient to authorize a proxy to vote their shares. As a shareholder, your vote is important, and we hope that you will respond today to ensure that your shares will be represented and voted at the Special Meeting. You may vote in person at the Special Meeting or choose one of the methods below to authorize proxies to vote your shares:

•  By touch-tone telephone;

•  By Internet; or

•  By returning the enclosed proxy card in the postage-paid envelope.

If you do not expect to attend the Special Meeting, please complete, sign, date and mail the enclosed proxy card(s) promptly in the accompanying postage-paid envelope, or give your voting instructions by telephone or via the Internet, in order to avoid the expense of additional mailings or having our proxy solicitor, AST Fund Solutions, LLC telephone you, and to ensure that the Special Meeting can be held as scheduled. Please call (800) 330-5136 if you have any questions about the Joint Proxy Statement/Prospectus or the proposal(s), or if you would like additional information.

As always, we appreciate your support.

Sincerely,

Brian F. Hurley
President

Brookfield Mortgage Opportunity Income Fund Inc.
Brookfield Total Return Fund Inc.
Brookfield High Income Fund Inc.

Please submit your proxy now. Your vote is important.

To avoid the wasteful and unnecessary expense of further solicitation, we urge you to indicate your voting instructions on the enclosed proxy card(s), date and sign it and return it promptly in the envelope provided, or record your voting instructions by telephone or via the Internet, no matter how large or small your holdings may be. If you authorize a properly executed proxy but do not indicate how you wish your shares of common stock to be voted, your shares will be voted "For" each proposal, as applicable. If your shares are held through a broker, bank or other nominee, you must provide voting instructions to your broker, bank or other nominee about how to vote your shares in order for your broker, bank or other nominee to vote your shares of common stock at the Special Meeting.

September [ ], 2016

IMPORTANT NOTICE
TO SHAREHOLDERS OF
BROOKFIELD MORTGAGE OPPORTUNITY INCOME FUND INC.
BROOKFIELD TOTAL RETURN FUND INC.
BROOKFIELD HIGH INCOME FUND INC.

QUESTIONS & ANSWERS

Although we recommend that you read the entire Joint Proxy Statement/Prospectus, we have provided for your convenience a brief overview of the proposals that have and will be be voted on. Please vote promptly as your vote is important.

Q:  Why is a special shareholder meeting being held?

A:  You are receiving the Joint Proxy Statement/Prospectus in connection with a reconvened special shareholder meeting (the "Special Meeting") of the Brookfield Mortgage Opportunity Income Fund Inc. ("BOI"), a Maryland corporation. The following proposal will be considered and voted upon by shareholders (as more particularly described in the Joint Proxy Statement/Prospectus):

•  The approval of the proposed reorganization of BOI into the Brookfield Real Assets Income Fund Inc., a newly created closed-end management investment company, organized as a Maryland corporation.

Proposals Regarding the Reorganizations

Q:  What is being proposed?

A:  Brookfield Investment Management Inc. ("Brookfield" or the "Adviser") recommended to the Boards of Directors of BOI, Brookfield Total Return Fund Inc. ("HTR") and Brookfield High Income Fund Inc. ("HHY" and collectively with BOI and HTR, the "Target Funds" or the "Funds") that these Funds be reorganized into a new fund, RA Fund. On May 12, 2016, the Boards reviewed and considered Brookfield's proposal in detail and approved the proposed reorganizations. The shareholders of each of BOI, HTR and HHY were asked to approve agreements and plans of reorganization pursuant to which each Fund will be reorganized into RA Fund (each a "Reorganization" and collectively, the "Reorganizations"). The shareholders of HHY approved the Reorganization on September 1, 2016, and shareholders of HTR approved the Reorganization on September 9, 2016. On September 15, 2016, the Special Meeting was adjourned with respect to BOI due to an insufficient number of votes to approve the Reorganization even though an overwhelming majority of BOI shareholders, approximately 74% of shares voting, had voted "FOR" the Reorganization. BOI needed approximately an additional 3% of its outstanding shares to vote in favor of the Reorganization in order to approve the proposal.

The Board of BOI set a new record date of September 26, 2016 and determined that a reconvened Special Meeting would be held on November 18, 2016, at 8:30 a.m., Eastern Time.

You are being asked to consider and vote upon Reorganization of BOI into Brookfield Real Assets Income Fund Inc. (the "RA Fund" or the "Acquiring Fund"), a newly-organized closed-end management investment company, organized as a Maryland corporation and managed by Brookfield. The term "Combined Fund" will refer to the RA Fund as the surviving fund after the Reorganizations.

The closing of each Reorganization is contingent upon the closing of all of the Reorganizations. Because the closing of the Reorganizations is contingent upon all of the Target Funds obtaining the requisite shareholder approvals and satisfying (or obtaining the waiver of) their other closing conditions, it is possible that your Fund's Reorganization will not occur, even if shareholders of your Fund that are entitled to vote on the Reorganization approve the Reorganization and your Fund satisfies all of its closing conditions, if one or more of the other Funds does not obtain its requisite shareholder approvals or satisfy (or obtain the waiver of) its closing conditions. If each of the requisite shareholder approvals is not obtained, each Fund's Board may take such other actions, as it deems in the best interests of such Fund, including conducting additional solicitations with respect to the proposals or continuing to operate the Fund as a stand-alone Fund. Shareholders of HHY and HTR approved their respective Reorganization proposal on September 1, 2016 and September 9, 2016, respectively. No additional solicitation of the HHY and HTR shareholders will occur.

If the Reorganizations are consummated, shareholders of the Combined Fund, including former shareholders of the Target Funds, would be subject to the investment objective and investment policies of the Combined Fund. The investment objectives of the Combined Fund and the Funds are similar; however, while the investment policies, strategies and risks of RA Fund and the Funds share certain similarities, there are differences that shareholders of the Funds should consider. See "Comparison of the Funds" in the Joint Proxy Statement/Prospectus for a comparison of the Funds' investment objectives and investment policies.

Q:  Why are the Reorganizations being recommended?

A.  The Board of each Fund, as applicable, anticipates that the Reorganizations will benefit the shareholders of each Target Fund and the Acquiring Fund and considered the following factors:

i.  Investment Strategy: the RA Fund will pursue a multi-asset, multi-portfolio manager investment strategy that will primarily invest in infrastructure, real estate and natural resources ("Real Assets") fixed income securities and other debt instruments, including corporate credit securities (similar to HHY) and securitized mortgage backed securities (similar to BOI and HTR). The RA Fund will also invest to a lesser extent in equity securities of Real Assets companies. Brookfield will allocate a portion of the RA Fund's assets to (i) the Real Assets credit investment team, which is comprised of investment personnel that currently manage HHY, (ii) the securitized products investment team, which is comprised of investment personnel that currently manage BOI and HTR (see further discussion below) and (iii) other portfolio management teams within Brookfield.

ii.  Investment Strategy Flexibility: the RA Fund's multi-asset, multi-portfolio manager approach will allow Brookfield to allocate the RA Fund's investments across multiple industries and sectors within Real Assets, which may potentially result in more stable income and less volatile returns across market cycles.

iii.  Potential for Greater Income, Income Growth, and Capital Appreciation: Brookfield believes that the RA Fund's investment strategy may create (i) greater income, under current market conditions, (ii) greater income growth potential over time and (iii) greater capital appreciation for the Funds' shareholders.

iv.  Potential for Improved Secondary Market Trading: potentially improved secondary market trading and demand over the long term, as a result of the larger asset size of the new RA Fund.

v.  Potential for Operational Cost Savings: the larger asset size of the RA Fund may potentially result in operational cost savings over time. In the absence of the expense cap, the gross fees for the RA Fund would increase and there is no guarantee that cost savings due to larger asset size will be realized.

vi.  Costs of Reorganizations Borne by Brookfield: Brookfield will bear direct costs of the Reorganizations.

vii.  Expense Cap for Two Years: Management Fees for the RA Fund will be 1.0% of managed assets, equivalent to management fees of BOI but higher than management fees for HTR and HHY. However, Brookfield has contractually agreed to waive a portion of its fees and/or reimburse expenses for two years following the closing date of the Reorganizations so that the total annual operating expense ratio of the RA Fund will not exceed 1.03% of net assets (excluding the costs of using leverage, brokerage commissions and other transactions, acquired fund fees and expenses, interest, taxes, and extraordinary expenses, such as litigation; and other expenses not incurred in the ordinary course of the RA Fund's business). Accordingly, during this two year expense cap period, the RA Fund's total annual operating expense ratio (excluding, among other things, the cost of leverage) will be approximately equivalent to HTR's current total annual operating expense ratio and will be below BOI's and HHY's current total annual operating expense ratio. At this time, it is not expected that the expense cap will continue after the expiration of the two-year period and as a result, the total annual operating expenses for the RA Fund would increase following the expiration of the expense cap; if this were to occur, total annual operating expense ratio would exceed 1.03% of net assets.

Q.  How will the Reorganizations affect the fees and expenses of the Funds?

A:  The contractual advisory fee of the Combined Fund is 1.00% of the Fund's average daily net assets, plus the amount of any borrowings for investment purposes ("Managed Assets"). The Combined Fund's contractual advisory fee is equal to the contractual advisory fee of BOI, but higher than the contractual advisory fee of HTR, which is 0.65% of HTR's average weekly net assets (excluding financial leverage), and of HHY, which is 0.65% of HHY's average weekly total assets minus the sum of accrued liabilities (other than the aggregate indebtedness constituting financial leverage). Brookfield believes that the advisory fee of the Combined Fund is appropriate given the multi-asset, multi-portfolio manager investment strategy of the Combined Fund.

The Combined Fund will also pay to the Adviser an administration fee, payable monthly, at an annual rate of 0.15% of the Fund's average daily Managed Assets. BOI pays the Adviser the same administration fee. HTR pays the Adviser an administration fee, payable monthly, at an annual rate of 0.20% of HTR's average weekly net assets (excluding financial leverage). HHY pays the Adviser an administrative fee, payable monthly, at an annual rate of 0.15% of HHY's average weekly total assets minus the sum of accrued liabilities (other than the aggregate indebtedness constituting financial leverage). The operating expense ratio for the twelve months ended March 31, 2016, on average net assets for the Target Funds (excluding the costs of using leverage, brokerage commissions and other transactions, acquired fund fees and expenses, interest, taxes, and extraordinary expenses, such as litigation; and other expenses not incurred in the ordinary course of each Fund's business) was 1.72% for BOI, 1.48% for HHY and 1.03% for HTR.

While the total annual operating expenses for the Combined Fund are expected to be higher than HTR's and HHY's total annual operating expenses, pursuant to the expense limitation agreement (the "Expense Limitation Agreement"), Brookfield has agreed to waive its fees and/or reimburse expenses for two years following the closing date of the Reorganizations so that the total annual operating expense ratio on net assets of the Combined Fund (excluding the costs of using leverage, brokerage commissions and other transactions, acquired fund fees and expenses, interest, taxes, and extraordinary expenses, such as litigation; and other expenses not incurred in the ordinary course of the Combined Fund's business) will not exceed 1.03%, as described above, which represents the lowest operating expense ratio for the twelve months ended March 31, 2016, of the Target Funds. The Expense Limitation Agreement may not be discontinued prior to the expiration of the two-year period unless authorized by the Board of the Combined Fund or the Combined Fund's investment advisory agreement terminates. At this time, the Expense Limitation Agreement is not expected to be continued after the expiration of the two-year period and as a result, the total annual operating expenses would increase following the expiration of the expense cap; if this were to occur, total annual operating expense ratio would exceed 1.03% of net assets. The Funds estimate that the completion of all of the Reorganizations would have resulted in a total expense ratio, after fee waivers and/or expense reimbursements, for the Combined Fund of 1.03% (excluding the costs of leverage) and 1.58% (including the costs of leverage) on a pro forma basis for the twelve-month period ended March 31, 2016.

Q.  Will the Reorganizations impact Fund distributions to shareholders?

A:  In considering the Reorganizations, the Board of each Target Fund took into account information from Brookfield indicating that Brookfield expects that the Reorganizations should result in the same or slightly higher distribution rates based on net asset value for shareholders of each Target Fund (as shareholders of the Combined Fund following the Reorganizations). The potential for higher distribution rates is due to Brookfield's expectation that RA Fund should be able to reallocate investments into higher yielding securities and Brookfield plans to allocate a portion of RA Fund's assets into equity securities that Brookfield believes have income growth potential and the potential for capital appreciation. Furthermore, Brookfield and the Board of HHY recently considered and determined that a reduction in HHY's distribution rate was necessary whether or not HHY was reorganized into RA Fund, because under current market conditions, HHY was not producing enough net income to continue meeting the current distribution rate. Following the reduction of HHY's distribution rate, Brookfield represented to the Boards of the Target Funds that Brookfield believes that, based on current market conditions, investors in BOI, HTR and HHY should be able to receive a higher distribution rate from RA Fund than they are currently receiving as investors in the Target Funds, based on current net asset values of the Target Funds. In addition, as discussed above and in more detail below, Brookfield is also proposing to cap the total annual operating expense ratio (excluding the costs of leverage and certain other costs, as discussed below) of the Combined Fund at 1.03%, for two years following the closing date of the Reorganizations, which will enable the Combined Fund to have more net income available for distributions in those years.

The Combined Fund intends to make its first distribution to shareholders in the month immediately following the Reorganizations so there is no gap in distribution payments. In addition, the Combined Fund expects to follow the same frequency of payments as the Target Funds and make monthly distributions to shareholders.

Q:  What happens if shareholders of one Target Fund do not approve its Reorganization but shareholders of the other Target Funds approve their Reorganizations?

A:  The closing of each Reorganization is contingent upon the closing of all of the Reorganizations. Because the closing of the Reorganizations is contingent upon all of the Target Funds obtaining the requisite shareholder approvals and satisfying (or obtaining the waiver of) their other closing conditions, it is possible that your Fund's Reorganization will not occur, even if shareholders of your Fund that are entitled to vote on the Reorganization approve the Reorganization and your Fund satisfies all of its closing conditions, if one or more of the other Funds does not obtain its requisite shareholder approvals or satisfy (or obtain the waiver of) its closing conditions. If each of the requisite shareholder approvals is not obtained, each Fund's Board may take such actions as it deems in the best interests of such Fund, including conducting additional solicitations with respect to the proposals or continuing to operate the Fund as a stand-alone fund. Shareholders of HHY and HTR approved their respective Reorganization proposal on September 1, 2016 and September 9, 2016, respectively. No additional solicitation of the HHY and HTR shareholders will occur.

Q:  How similar are the Funds?

A:  Each Fund is a Maryland corporation and a diversified closed-end management investment company registered under the Investment Company Act of 1940, as amended (the "1940 Act"). The Board of each Fund consists of the same directors. Each Target Fund's shares of common stock are listed on the New York Stock Exchange ("NYSE") and upon the closing of the Reorganizations, it is expected that shares of common stock of RA Fund will be listed on the NYSE. The Funds have the same investment adviser and administrator. A portion of RA Fund's assets will be allocated to the investment personnel that currently manage HHY, a portion will be allocated to the investment personnel that currently manage BOI and HTR and it is expected that a smaller portion will be allocated to other portfolio management teams within Brookfield.

Investment Objectives:

•  BOI's investment objective is to provide high total investment return by providing a high level of current income and the potential for capital appreciation.

•  HTR's investment objective is to provide high total return, including short- and long-term capital gains and a high level of current income, through the management of portfolio securities.

•  HHY's investment objective is to seek high current income. HHY also seeks capital growth as a secondary objective to the extent consistent with its primary objective of seeking high current income.

•  RA Fund's investment objective will be to seek high total return, primarily through high current income and secondarily, through growth of capital.

The investment objectives of RA Fund and the Funds are similar, however, there are certain differences. Brookfield believes that RA Fund's investment strategy may create (i) greater income, under current market conditions, (ii) greater income growth potential over time and (iii) greater capital appreciation for the Funds' shareholders. The salient difference between the Funds is that the Acquiring Fund will pursue a multi-asset, multi-portfolio manager investment strategy.

RA Fund's and BOI's investment objectives are not fundamental and may be changed by each Fund's Board without shareholder approval. HTR's and HHY's investment objectives are fundamental and may not be changed without approval by the holders of a majority (as defined in the 1940 Act) of each Fund's outstanding voting securities.

Principal Investment Strategies:

RA Fund seeks to achieve its investment objective by investing primarily in securities and other instruments of companies and issuers in the "real assets" asset class, which includes the following:

•  Real Estate Securities;

•  Infrastructure Securities; and

•  Natural Resources Securities (collectively, "Real Asset Companies and Issuers").

Under normal market conditions, RA Fund will invest at least 80% of its Managed Assets (average daily net assets plus the amount of any borrowings for investment purposes) in the securities and other instruments of Real Asset Companies and Issuers (the "80% Policy"). RA Fund may change the 80% Policy without shareholder approval upon at least 60 days' prior written notice to shareholders.

RA Fund normally expects to invest at least 65% of its Managed Assets in fixed income securities and other debt instruments of Real Asset Companies and Issuers and in derivatives and other instruments that have economic characteristics similar to such securities. RA Fund may invest in securities of companies or issuers of any size market capitalization. RA Fund will invest in companies or issuers located throughout the world and there is no limitation on RA Fund's investments in foreign securities or instruments or in emerging markets. RA Fund has flexibility in the relative weightings given to each of the Real Asset categories. In addition, RA Fund may, in the future, invest in additional Real Asset investment categories other than those listed herein, to the extent consistent with its name. RA Fund may invest without limit in investment grade and below investment grade, high yield fixed income securities (commonly referred to as "junk bonds")). RA Fund may also invest in restricted ("144A") or private securities, asset-backed securities ("ABS"), including mortgage-related debt securities and other mortgage-related instruments (collectively, "Mortgage-Related Investments"), collateralized loan obligations, bank loans (including participations, assignments, senior loans, delayed funding loans and revolving credit facilities), exchange-traded notes, and securities issued and/or guaranteed by the U.S.

Government, its agencies or instrumentalities or sponsored corporations. RA Fund considers Mortgage-Related Investments to consist of, but not be limited to, mortgage-backed securities ("MBS") of any kind; interests in loans and/or whole loan pools of mortgages, loans or other instruments used to finance long-term infrastructure, industrial projects and public services; mortgage REITs; ABS that are backed by interest in real estate, land or assets; and securities and other instruments issued by mortgage servicers. RA Fund's investments in MBS may include Residential Mortgage-Backed Securities ("RMBS") or Commercial Mortgage-Backed Securities ("CMBS"). RA Fund may invest in fixed income securities and other debt instruments of any maturity and credit quality, including securities that are unrated. The securities RA Fund may invest in may have fixed, floating or variable rates. Under normal market conditions, the RA Fund will invest more than 25% of its total assets in the real estate industry.

RA Fund may also invest up to 35% of its Managed Assets in equities, including common stock, preferred stock, convertible stock, and open-end and closed-end investment companies, subject to any applicable regulatory limits, including exchange-traded funds. RA Fund may invest up to 20% of its Managed Assets in fixed income securities other than those of Real Asset Companies and Issuers, including in Treasury Inflation Protected Securities ("TIPS") and other inflation-linked fixed income securities.

The Adviser will determine RA Fund's strategic allocation with respect to its debt and equity investments as well as its strategic allocation with respect to its investment sub-portfolios.

BOI

BOI seeks to achieve its investment objective by investing primarily in Mortgage-Related Investments. Under normal market conditions, as a principal strategy, at least 80% of the Fund's Managed Assets will be invested in Mortgage-Related Investments. The Fund normally expects to invest at least 50% of its Managed Assets in Mortgage-Related Investments tied to residential mortgages. Exposure to Mortgage-Related Investments through derivatives may be considered investments in Mortgage-Related Investments for purposes of these policies. The Fund may invest in securities of any credit quality, including securities that are unrated with respect to Mortgage-Related Investments.

HTR

Under normal market conditions, HTR invests at least 40% of its total assets in the following:

•  Securities issued and/or guaranteed by the U.S. government or one of its agencies or instrumentalities;

•  RMBS and CMBS rated BBB-and above;

•  Up to 25% of the Fund's total asset may be invested in real estate related asset-backed securities rated BBB-and above; and

•  Cash

HTR may invest the remaining 60% of its assets in the following:

•  High yield high risk mortgage securities. The Fund's investments in high yield high risk mortgage securities are likely to include unrated investments that would not qualify for a B-/B3 rating or above;

•  Up to 25% of the Fund's total assets may be invested in subprime RMBS. The Fund's limitation on investment in subprime RMBS applies regardless of credit rating;

•  Up to 25% of the Fund's total assets may be invested in high yield high risk corporate securities. The Fund's investments in high yield high risk corporate securities will be principally in instruments that are rated BB/Ba or B/B;

•  Up to 25% of the Fund's total assets may be invested in non-real estate related asset-backed securities rated A-/A3 or above. These asset-backed securities are secured by pools of assets, such as credit card receivables or automobile loans;

•  Investment grade corporate securities, including debt securities, convertible securities and preferred stock;

•  Investment grade issues of real estate investment trusts, including debt securities, convertible securities and preferred stock;

•  Shares of closed-end funds whose principal investments are debt securities;

•  Up to 15% of the Fund's total assets may be invested in Derivative Residential Mortgage-Backed Securities ("Derivative RMBS"). Derivative RMBS means RMBS securities that are specifically designed to have leveraged

v

exposure to interest rates and have specific designations on Bloomberg. These securities designations may include interest-only ("IO") and principal-only ("PO") stripped mortgage-backed securities, inverse floaters ("INV FLT") and inverse interest-only ("IIO") stripped mortgage-backed securities;

•  Up to 20% of the Fund's total assets may be invested in credit default swaps and total rate of return swaps subject to a 5% counterparty limit;

•  Up to 10% of the Fund's total assets may be invested in B-Notes and Mezzanine Loans subject to a 5% issuer limit; and

•  Futures Contracts and Related Options and Eurodollar Futures Contracts and Options on Futures Contracts.

HTR will normally invest at least 25% of its total assets in privately issued mortgage backed securities.

HHY, under normal market conditions, will invest at least 65% of its total assets in high yield bonds, debentures, notes, corporate loans, convertible debentures, and other debt instruments rated below investment grade (lower than Baa by Moody's or lower than BBB by S&P, or comparably rated by another rating agency, or unrated but determined by the Adviser to be of comparable quality (collectively, "High Yield Obligations") (also known as "junk bonds")). Except with respect to up to 10% of its total assets, the debt securities purchased by the Fund will be rated, at the time of investment, at least CCC (or a comparable rating) by at least one Rating Agency or, if unrated, determined by the Adviser to be of comparable quality.

Each Fund is authorized by its investment policies to use certain types of leverage. The Acquiring Fund currently intends to use leverage to achieve its investment objective. The Acquiring Fund currently anticipates obtaining leverage to seek to enhance the yield and net asset value of its common stock, through reverse repurchase agreements, borrowings from banks and/or other financial institutions, and the issuance of debt securities or shares of preferred stock. Although the Acquiring Fund may issue preferred shares or debt securities, it has no current intention to do so during its first year of operations. Each of BOI and HTR may utilize leverage to seek to enhance the yield and net asset value of its common stock, through reverse repurchase agreements, borrowings from banks and/or other financial institutions, and the issuance of debt securities or shares of preferred stock. HHY may utilize financial leverage through borrowings, the issuance of debt securities, or the issuance of preferred shares or through other transactions, such as reverse repurchase agreements, which have the effect of financial leverage. BOI and HTR each currently employ leverage through the use of reverse repurchase agreements, while HHY currently employs leverage through the use of bank borrowings.

See "Comparison of the Funds" in the Joint Proxy Statement/Prospectus for a comparison of the Funds' investment strategies.

Q:  Are you concerned about the recent volatility in the high yield sector?

A:  The high yield market experienced a challenging 2015, bottoming in the early part of 2016. Lower energy and commodity prices have placed some producers under pressure, resulting in rising default rates. Coupled with year-end concerns over Federal Reserve tightening and liquidity problems in certain focused credit funds, the market created what we consider to be attractive opportunities for investors skilled in evaluating credit. We believe valuation levels are attractive, particularly in certain sectors, making this a particularly opportune time to invest.

In keeping with Brookfield's 100+ year history of owning, operating, and investing in long-lived assets, we take a long-term fundamental approach to the credit markets, without undue focus on short term results. While we believe the investment strategies of BOI, HTR and HHY can, and have, provided investors with attractive investment opportunities over the last several years, we believe that we can offer investors a superior investment return with the expanded opportunity set offered by the multi-asset, multi-manager investment strategy of RA Fund.

We believe RA Fund's investment strategy will harness the investment advantages of infrastructure, natural resources, and real estate to deliver superior risk adjusted yields and returns than the Target Funds.

Q:  Do you rely on rating agency ratings?

A  While we do consider credit ratings supplied by third party rating agencies, we believe that Brookfield's internal credit research, analysis and review process allows us to assess the true intrinsic value and risk of a particular credit, and this internal review process generally drives our investment decisions.

Q:  Who will manage RA Fund's portfolio?

A:  RA Fund will be managed by Brookfield and the following individuals will be jointly and primarily responsible for the day-to-day management of RA Fund's portfolio: Craig Noble, CFA and Larry Antonatos. Messrs. Noble and Antonatos

are vested with the authority to adjust the strategic allocation of assets between RA Fund's debt and equity sub-portfolios. A sub-portfolio refers to the portion of RA Fund's assets that are allocated to, and managed by, particular portfolio managers on RA Fund's portfolio management team. Dana Erikson, CFA and Mark Shipley, CFA, will be jointly and primarily responsible for the day-to-day management of RA Fund's real asset debt and corporate credit investment sub-portfolio. Michelle Russell-Dowe is the lead portfolio manager primarily responsible for the day-to-day management of RA Fund's securitized products sub-portfolio, and Jeffrey Williams, CFA and Anthony A. Breaks, CFA, will act as the portfolio managers with respect to the securitized products sub-portfolio. SIMNA will serve as a sub-adviser to RA Fund and Ms. Russell-Dowe and Messrs. Williams and Breaks will provide portfolio management services as employees of SIMNA. With respect to RA Fund's equity investments, Messrs. Noble and Antonatos will be jointly and primarily responsible for the day-to-day management of RA Fund's equity sub-portfolios. It is important to note that either individually or collectively, these are the same investment professionals that are currently responsible for overseeing the Funds. As a result, shareholders of the Combined Fund will benefit from the experience and expertise which they have come to rely on.

In making its asset allocation decisions, Brookfield will utilize a fundamental, bottom-up, value-based selection methodology, taking into account short-term considerations, such as temporary mispricing, and long-term considerations, such as values of assets and cash flows. Brookfield will also draw upon the expertise and knowledge within Brookfield Asset Management Inc. ("BAM") and its affiliates, which provides extensive owner/operator insights into industry drivers and trends. BAM is a global alternative assets manager with approximately $250 billion in assets under management as of June 30, 2016 and over 100 years of experience owning and operating Real Assets, including property, infrastructure, renewable energy, timberland and agricultural lands. Brookfield takes a balanced approach to investing, seeking to mitigate risk through diversification, credit analysis, economic analysis and review of sector and industry trends.

See "Management of the Funds—Portfolio Management" in the Joint Proxy Statement/Prospectus for more information on RA Fund's portfolio management.

Q:  How will the Reorganizations be effected? As a shareholder in BOI, HTR and/or HHY will I receive the aggregate net asset value of my shares?

A:  Assuming each Target Fund's shareholders approve their Fund's Reorganization, each of BOI, HTR and HHY will transfer all of its assets to RA Fund in exchange for shares of common stock of RA Fund, and the assumption by RA Fund of all of the liabilities of each of BOI, HTR and HHY. Thereafter, each of BOI, HTR and HHY will be dissolved in accordance with Maryland law, its charter and bylaws and the 1940 Act.

Shareholders of BOI, HTR and HHY: You will become a shareholder of RA Fund. Holders of shares of common stock of BOI, HTR and HHY will receive newly issued shares of common stock of RA Fund, $0.001 par value per share, the aggregate net asset value (not the market value) of which will equal the aggregate net asset value (not the market value) of the shares of common stock of BOI, HTR and HHY you held immediately prior to the Reorganizations (although shareholders will receive cash for fractional shares).

Q:  Will there be any significant portfolio turnover in connection with the Reorganization?

A:  The Acquiring Fund has a broad and flexible mandate that permits investments in many types of securities that the Target Funds may hold, as well as other types of securities that are not eligible for investment by the Target Funds. Under current market conditions, it is expected that up to approximately 40% of the securities held by BOI, up to approximately 50% of the securities held by HTR, and up to approximately 5% of the securities held by HHY, may be sold following the Reorganizations, as RA Fund's portfolio managers seek to fully align or reposition the portfolio with RA Fund's broader investment guidelines. Brookfield expects that such repositioning will create income growth potential and increase capital appreciation potential for the Combined Fund. RA Fund's portfolio managers expect that the majority (i.e., more than fifty percent (50%)) of the repositioning of each Target Fund will occur in the first six months following the Reorganizations, while certain repositioning may take as long as two years following the Reorganizations, depending upon market conditions and the liquidity of certain securities. RA Fund's portfolio managers do not expect the repositioning to result in significant transaction costs, other than bid-ask spread, because most of the repositioning will involve the sale of fixed income securities where the transaction costs are built into the price of such securities. To the extent there are transaction costs associated with portfolio repositioning after the Reorganizations, such costs will be borne by the Combined Fund shareholders.

Q:  Will I have to pay any fees or expenses in connection with the Reorganizations?

A:  No. The Adviser is paying for the costs associated with the proposed Reorganizations, including the costs associated with the Special Meeting. Such costs are estimated to be approximately $1,400,000.

A shareholder's broker, dealer or other financial intermediary (each, a "Financial Intermediary") may impose its own shareholder account fees for processing corporate actions which could be applicable as a result of the Reorganizations. These shareholder account fees, if applicable, are not paid or otherwise remitted to the Target Funds or the Adviser. The imposition of such fees is based solely on the terms of a shareholder's account agreement with his, her or its Financial Intermediary and/or is in the discretion of the Financial Intermediary. Questions concerning any such shareholder account fees for corporate actions should be directed to a shareholder's Financial Intermediary.

Q:  Will I have to pay any federal taxes as a result of the Reorganizations?

A:  Each Reorganization is intended to qualify as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"). If a Reorganization so qualifies, in general, shareholders of each Target Fund will recognize no gain or loss for federal income tax purposes in connection with a Reorganization.

On or prior to the closing date of the transactions with respect to the Reorganizations (the "Closing Date"), each Target Fund's Board will authorize and each Target Fund will declare a distribution to its shareholders that, together with all previous distributions, will have the effect of distributing to each Target Fund's shareholders all of its investment company taxable income (computed without regard to the deduction for dividends paid), if any, through the Closing Date, all of its net capital gains, if any, through the Closing Date, and such portion of its net tax-exempt interest income as is necessary to ensure that each Target Fund maintains its regulated investment company status at all times up to and including the Closing Date. Such a distribution may be taxable to each Target Fund's shareholders for federal income tax purposes.

As a result of the Reorganizations, the Target Funds expect to lose/forfeit approximately $77 million of capital loss carryforwards due to the tax loss limitation rules that apply upon a change in ownership of a corporation. Each Fund's Board considered the ability of each Fund to fully utilize its existing capital loss carryforwards and the likelihood of the Fund generating enough gains to utilize those losses in the relevant time period.

Q:  Will there be any tax consequences as a result of the portfolio rebalancing?

A:  To the extent that portfolio securities of a Target Fund are sold in connection with a Reorganization prior to such Reorganization closing, such Target Fund may realize gains or losses, which may increase or decrease the net capital gain or net investment income to be distributed by such Target Fund. The Funds' shareholders should consult their own tax advisers regarding the federal income tax consequences of the Reorganizations, as well as the effects of state, local and non-U.S. tax laws, including possible changes in tax laws. At this time, the Adviser does not expect to engage in any portfolio rebalancing in advance of the Reorganizations.

Q:  What is the timetable for the Reorganizations?

A:  If the shareholder voting and other conditions to closing are satisfied (or waived), the Reorganizations are expected to take effect in the fourth quarter of 2016.

Proposal Regarding the Appointment of SIMNA as Sub-Adviser to BOI and HTR

Q:  Why is a sub-adviser being appointed for BOI and HTR?

A:  Brookfield currently serves as the investment adviser to both BOI and HTR and each Fund's portfolio is currently managed by portfolio managers in the Securitized Products Investment Team ("SP Investment Team"). Brookfield recently sold the SP Investment Team to Schroder Investment Management North America Inc. ("SIMNA") (such sale, the "SP Investment Team Transaction"). On May 12, 2016, the Board of Directors of each of BOI and HTR approved a new sub-advisory agreement ("Sub-Advisory Agreement") with SIMNA. Shareholders of BOI and HTR were asked to approve the Sub-Advisory Agreement with SIMNA, in order for the SP Investment Team to continue managing BOI's and HTR's respective securitized investments ("Securitized Products Allocation"). It is important to note, that the same investment professionals currently comprising the SP Investment Team are expected to also be in charge of day-to-day portfolio management of the Securitized Products Allocation of the RA Fund.

On September 1, 2016, shareholders of BOI and HTR approved their respective Sub-Advisory Agreement and on September 16, 2016, the SP Investment Team Transaction closed. As both shareholders of BOI and HTR approved the Sub-Advisory Agreement, no further action or solicitation is necessary with respect to these proposals.

Shareholders were asked to approve the Sub-Advisory Agreement in the event that the SP Investment Team Transaction closed before the proposed Reorganizations of BOI and/or HTR (as described above) or the proposed Reorganizations were not approved by shareholders. In the event the Reorganizations are not approved, Brookfield will determine and have oversight over the Securitized Products Allocation to be managed by SIMNA and will continue to manage BOI's and HTR's respective investments outside of securitized products. The approval of SIMNA as sub-adviser by the respective shareholders of each of BOI and HTR is not contingent upon approval by the other Fund. In the event the Reorganizations are not approved, but the SP Investment Team Transaction closes and the Sub-Advisory Agreement between each of BOI and SIMNA and HTR and SIMNA is approved, SIMNA will act as the sub-adviser to each of BOI and HTR. Furthermore, the approval of the Sub-Advisory Agreement is not contingent on the Reorganizations. As noted above, the SP Investment Team Transaction closed on September 16, 2016.

Q:  Why did Brookfield decide to sell its SP Investment Team to SIMNA?

A:  Brookfield decided that it no longer wanted to offer its clients a stand-alone securitized products investment strategy. Although Brookfield decided it no longer wants to support a stand-alone securitized products investment strategy, Brookfield believes securitized products can still serve a role in a Real Assets investment strategy, particularly in a closed-end fund structure. Brookfield and the SP Investment Team agreed that given Brookfield's desire to focus on Real Assets, Brookfield and the SP Investment Team would benefit from the sale of the SP Investment Team to SIMNA. As discussed above, Brookfield believes BOI and HTR shareholders will benefit from an investment strategy that will more broadly invest in Real Assets companies and issuers. Brookfield, BOI and HTR would continue to benefit from the investment expertise of the SP Investment Team via the sub-advisory relationship, Brookfield would no longer have the internal costs of supporting the SP Investment Team and the SP Investment Team expects to benefit from the SIMNA platform and the opportunities the SIMNA platform may provide in raising assets for the SP Investment Team through both a stand-alone securitized products investment strategy, as well as through multi-sector channels.

Q:  Who will manage the Funds if the Sub-Advisory Agreements are approved?

A:  If the Sub-Advisory Agreements are approved, and in the event that the SP Investment Team Transaction closes before the proposed reorganizations of BOI and HTR (described above) or the proposed Reorganizations are not approved by shareholders, Brookfield will continue to serve as the investment adviser of the Funds, while SIMNA will serve as the sub-adviser with respect to the Securitized Products Allocation of each Fund and Brookfield will have oversight responsibilities over the Securitized Products Allocation managed by SIMNA. As investment adviser, Brookfield will determine the Securitized Products Allocation to be managed by the SIMNA and will continue to manage BOI's and HTR's respective investments outside of securitized products and will have oversight responsibilities over the Securitized Products Allocation managed by SIMNA. Messrs. Noble and Antonatos will be vested with the authority to adjust the strategic allocation of assets within each of BOI and HTR. Dana Erikson, CFA, and Mark Shipley, CFA, of Brookfield, will serve as portfolio managers of BOI and HTR with respect to each Fund's investments outside of securitized products and will have investment discretion over such investments. Shareholders of BOI and HTR approved their respective Sub-Advisory Agreement on September 1, 2016, and the SP Investment Team Transaction closed on September 16, 2016.

Q:  Will the appointment of a sub-adviser increase the fees and expenses of BOI and HTR?

A:  No. For BOI, the Sub-Advisory Agreement provides that the Adviser will pay SIMNA a monthly fee, computed and accrued daily, based on an annual rate of 0.32% of the Securitized Products Allocation of BOI's average daily Managed Assets. For HTR, the Sub-Advisory Agreement provides that the Adviser will pay SIMNA a monthly fee, computed and accrued weekly, based on an annual rate of 0.32% of the Securitized Products Allocation of HTR's average weekly net assets (excluding financial leverage). Because Brookfield will pay SIMNA out of its own fees received from each Fund, there is no "duplication" of advisory fees paid. There will be no increase in advisory fees to either Fund or their shareholders in connection with the appointment of SIMNA as sub-adviser.

Q:  Will I have to pay any fees or expenses in connection with the appointment of SIMNA as Sub-Adviser?

A:  No. The costs associated with the appointment of SIMNA as Sub-Adviser, including the costs associated with the Special Meeting related thereto, will be borne by Brookfield.

Q:  What will happen if shareholders of BOI and HTR approve the Sub-Advisory Agreement?

A:  If shareholders of BOI and HTR approve the Sub-Advisory Agreements, and the SP Investment Team Transaction closes, SIMNA will serve as sub-adviser of BOI and HTR with respect to each Fund's Securitized Products Allocation until the approval of the Reorganizations, or indefinitely, if the Reorganizations are not approved and Brookfield will have oversight responsibilities over the Securitized Products Allocation managed by SIMNA. Shareholders of BOI and HTR approved their respective Sub-Advisory Agreement on September 1, 2016, and the SP Investment Team Transaction closed on September 16, 2016.

General

Q:  How does the Board of my Fund suggest that I vote?

A:  After careful consideration, the Board of BOI unanimously recommends that you vote "FOR" the Reorganization proposal.

Q: How do I authorize a proxy to vote my shares or vote at the Special Meeting?

A:  You may authorize your proxy by mail, phone or Internet or vote in person at the Special Meeting. To authorize your proxy by mail, please mark your vote on the enclosed proxy card and sign, date and return the card in the postage-paid envelope provided. If you choose to authorize your proxy by phone or Internet, please refer to the instructions found on the proxy card accompanying this Joint Proxy Statement/Prospectus. To authorize your proxy by phone or Internet, you will need the "control number" that appears on the proxy card. You may vote in person at the Special Meeting by attending in person and filling out a ballot.

Q:  Can I revoke my proxy?

A:  Yes, if your shares of common stock are held in your name, you can revoke your proxy by: filing written notice of revocation before the Special Meeting with AST Fund Solutions, LLC, at the address shown on the front of this Joint Proxy Statement/ Prospectus; signing a proxy bearing a later date; or voting in person at the Special Meeting. Attendance at the Special Meeting will not, by itself, revoke a proxy. If your shares of common stock are held in the name of your broker, bank or other nominee, please follow the instructions provided by the holder of your common stock regarding how to revoke your proxy.

Q:  Did I already vote on the Reorganization?

A:  As a shareholder of record on May 18, 2016, you may have already received a Joint Proxy Statement/ Prospectus and proxy card relating to the Reorganization.

Q:  What happens to my previous proxy? If I have already voted, do I need to vote again?

A:  If you already submitted a valid proxy card or authorized a proxy in connection with the Special Meeting, and have not changed brokerage accounts or revoked your proxy, then your proxy will remain effective for the shares you held on September 26, 2016 (the new record date). You do not need to vote again.

However, if you changed brokerage accounts or revoked your proxy, then you need to vote again. In addition, if you desire to change your vote, you may vote again, which has the effect of revoking your previous proxy.

Q:  Whom do I contact for further information?

A:  You may contact your financial advisor for further information. You may also call AST Fund Solutions, LLC, the Funds' proxy solicitor, at (800) 330-5136.

Please authorize your proxy now. Your vote is important.

To avoid the wasteful and unnecessary expense of further solicitation, we urge you to indicate your voting instructions on the enclosed proxy card(s), date and sign it and return it promptly in the envelope provided, or record your voting instructions by telephone or via the Internet, no matter how large or small your holdings may be. If you submit a properly executed proxy but do not indicate how you wish your shares of common stock to be voted, your shares will be voted "FOR" each Proposal, as applicable. If your shares are held through a broker, you must provide voting instructions to your broker about how to vote your shares in order for your broker to vote your shares of common stock at the Special Meeting.

x

September [ ], 2016

BROOKFIELD MORTGAGE OPPORTUNITY INCOME FUND INC.

Brookfield Place, 250 Vesey Street, 15th Floor
New York, New York 10281-1023

NOTICE OF THE SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON NOVEMBER 18 2016

Notice is hereby given that the special meeting of shareholders (the "Special Meeting") of Brookfield Mortgage Opportunity Income Fund Inc. ("BOI"), a Maryland corporation, will be held at the offices of Brookfield Investment Management Inc., Brookfield Place, 250 Vesey Street, 15th Floor, New York, New York 10281-1023, on November 18, at 8:30 a.m., Eastern Time, for the following purpose:

1.  The Proposed Reorganization of BOI:

The shareholders of BOI are being asked to consider and vote upon an Agreement and Plan of Reorganization between BOI and Brookfield Real Assets Income Fund Inc. ("RA Fund") and the transactions contemplated thereby, including, among other things: (i) the transfer by BOI of all of its assets to RA Fund in exchange solely for newly issued shares of common stock of RA Fund, and RA Fund's assumption of all of the liabilities of BOI; (ii) the distribution of such newly issued shares of common stock of RA Fund to the common shareholders of BOI (with cash being distributed in lieu of fractional shares of common stock); and (iii) the liquidation, dissolution and termination of BOI in accordance with applicable law.

2.  Other Business. For BOI, to transact such other business as may properly come before the Special Meeting.

As of the date of this Proxy Statement/Prospectus, BOI is not aware of any other business to be presented for consideration other than the matters described in this Proxy Statement/Prospectus.

The Special Meeting was previously adjourned on September 15, 2016 to allow for further solicitation of proxies from BOI shareholders. Shareholders of record of BOI as of the close of business on September 26, 2016 (the "New Record Date"), are entitled to notice of and to vote at the reconvened Special Meeting or any adjournment or postponement thereof.

THE BOARD OF DIRECTORS (THE "BOARD" OR "BOARD OF DIRECTORS") OF BOI REQUESTS THAT YOU AUTHORIZE PROXIES TO VOTE YOUR SHARES BY INDICATING YOUR VOTING INSTRUCTIONS ON THE ENCLOSED PROXY CARD(S), DATING AND SIGNING SUCH PROXY CARD(S) AND RETURNING IT IN THE ENVELOPE PROVIDED, WHICH IS ADDRESSED FOR YOUR CONVENIENCE AND NEEDS NO POSTAGE IF MAILED IN THE UNITED STATES, OR BY RECORDING YOUR VOTING INSTRUCTIONS BY TELEPHONE OR VIA THE INTERNET.

THE BOARD UNANIMOUSLY RECOMMENDS THAT YOU CAST YOUR VOTE:

•  FOR BOI'S AGREEMENT AND PLAN OF REORGANIZATION AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING, AMONG OTHER THINGS: (1) THE TRANSFER BY BOI OF ALL ASSETS TO RA FUND IN EXCHANGE SOLELY FOR NEWLY ISSUED SHARES OF COMMON STOCK OF RA FUND, AND RA FUND'S ASSUMPTION OF ALL LIABILITIES OF BOI; (2) THE DISTRIBUTION OF SUCH NEWLY ISSUED SHARES OF COMMON STOCK OF RA FUND TO THE COMMON SHAREHOLDERS OF BOI; AND (3) THE LIQUIDATION, DISSOLUTION AND TERMINATION OF BOI IN ACCORDANCE WITH APPLICABLE LAW.

IN ORDER TO AVOID THE ADDITIONAL EXPENSE OF FURTHER SOLICITATION, WE ASK THAT YOU MAIL YOUR PROXY CARD(S) OR RECORD YOUR VOTING INSTRUCTIONS BY TELEPHONE OR VIA THE INTERNET PROMPTLY.

For the Board of Directors of
Brookfield Mortgage Opportunity Income Fund Inc.

ALEXIS I. RIEGER

Secretary

Brookfield Mortgage Opportunity Income Fund Inc.

YOUR VOTE IS IMPORTANT.

PLEASE AUTHORIZE YOUR PROXY TO VOTE BY PROMPTLY SIGNING AND RETURNING THE ENCLOSED PROXY CARD(S) OR BY RECORDING YOUR VOTING INSTRUCTIONS BY TELEPHONE OR VIA THE INTERNET, NO MATTER HOW MANY SHARES YOU OWN.

IF YOU HELD SHARES AS OF THE CLOSE OF BUSINESS ON MAY 18, 2016 (THE "INITIAL RECORD DATE"), THE RECORD DATE FOR THE JOINT SPECIAL MEETING OF SHAREHOLDERS OF BOI, BROOKFIELD TOTAL RETURN FUND INC. AND BROOKFIELD HIGH INCOME FUND INC., INITIALLY CONVENED ON AUGUST 12, 2016, AND PREVIOUSLY AUTHORIZED A PROXY TO VOTE THOSE SHARES, THEN THOSE SHARES WILL BE VOTED IN ACCORDANCE WITH YOUR INSTRUCTIONS AT THE SPECIAL MEETING IF YOU ARE A SHAREHOLDER AS OF THE NEW RECORD DATE. YOU DO NOT NEED TO TAKE ANY FURTHER ACTION WITH RESPECT TO THOSE SHARES UNLESS YOU WISH TO CHANGE YOUR VOTE. HOWEVER, YOU WILL NEED TO AUTHORIZE A PROXY AS INSTRUCTED HEREIN TO VOTE IF YOU ARE A SHAREHOLDER AS OF THE NEW RECORD DATE, BUT WERE NOT A SHAREHOLDER AS OF THE INITIAL RECORD DATE.

JOINT PROXY STATEMENT/PROSPECTUS
BROOKFIELD MORTGAGE OPPORTUNITY INCOME FUND INC.
BROOKFIELD TOTAL RETURN FUND INC.
BROOKFIELD HIGH INCOME FUND INC.
AND
BROOKFIELD REAL ASSETS INCOME FUND INC.
(EACH, A "FUND" AND COLLECTIVELY, THE "FUNDS")

Brookfield Place
250 Vesey Street, 15th Floor
New York, New York 10281-1023
(855) 777-8001

RECONVENED SPECIAL MEETING OF SHAREHOLDERS

September [ ], 2016

This Joint Proxy Statement/Prospectus is furnished to you as a common shareholder of Brookfield Mortgage Opportunity Income Fund Inc. ("BOI") a Maryland corporation and a diversified, closed-end management investment company registered under the Investment Company Act of 1940, as amended (the "1940 Act"). This Joint Proxy Statement/Prospectus is being furnished in connection with the solicitation of proxies of shareholders of BOI, to consider and vote upon the proposal listed below and discussed in greater detail elsewhere in this Joint Proxy Statement/Prospectus. Even if you plan on attending the Special Meeting, the Board of Directors of BOI requests that you authorize your proxy to vote your shares of common stock by completing and returning the enclosed proxy card or by recording your voting instructions by telephone or via the Internet to ensure your vote is counted if you are later unable to attend the Special Meeting. The approximate mailing date of this Joint Proxy Statement/Prospectus and accompanying form of proxy is [ ], 2016.

This Joint Proxy Statement/Prospectus explains concisely what you should know before voting on the proposal for BOI described in this Joint Proxy Statement/Prospectus or investing in Brookfield Real Assets Income Fund Inc., a newly formed Maryland corporation that will operate after the consummation of the Reorganizations (as defined below) as a registered closed-end management investment company ("RA Fund", the "Combined Fund" or the "Acquiring Fund" and together with the Target Funds, the "Funds").

Background

Brookfield Investment Management Inc. ("Brookfield" or the "Adviser") recommended to the Boards of Directors of each of BOI, Brookfield Total Return Fund Inc., ("HTR") and Brookfield High Income Fund Inc. ("HHY") (each a "Target Fund" and collectively, the "Target Funds"), each a Maryland corporation and a diversified, closed-end management investment company registered under the 1940 Act, that BOI, HTR and HHY be reorganized into a new fund, RA Fund. The Boards reviewed and considered Brookfield's proposal in detail and on May 12, 2016, approved the proposed reorganizations. The shareholders of each of BOI, HTR and HHY were asked to approve agreements and plans of reorganization pursuant to which each Fund will be reorganized into RA Fund (each a "Reorganization" and collectively, the "Reorganizations"). The shareholders of HHY approved the Reorganization on September 1, 2016, and shareholders of HTR approved the Reorganization on September 9, 2016. On September 15, 2016, the Special Meeting was adjourned with respect to BOI due to an insufficient number of votes to approve the Reorganization even though an overwhelming majority of BOI shareholders, approximately 74% of shares voting, had voted "FOR" the Reorganization. BOI needed approximately an additional 3% of its outstanding shares to vote in favor of the Reorganization in order to approve the proposal.

The Board set a new record date of September 26, 2016 and determined that a reconvened Special Meeting be held on November 18, 2016 at 8:30 a.m., Eastern Time.

Concurrently, shareholders of BOI and HTR were asked to vote on a new sub-advisory agreement (the "Sub-Advisory Agreement") with Schroder Investment Management North America Inc. ("SIMNA"). Brookfield currently serves as the investment adviser to both BOI and HTR and each Fund's portfolio is currently managed by investment professionals in the Securitized Products Investment Team ("SP Investment Team"). Brookfield sold the SP Investment Team to SIMNA (such acquisition, the "SP Investment Team Transaction"). On May 12, 2016, the Board of Directors of each of BOI and HTR approved a new Sub-Advisory Agreement with SIMNA. Shareholders of BOI and HTR were asked to approve the Sub-Advisory Agreement with SIMNA, in order for the SP Investment Team to continue managing BOI's and HTR's respective securitized product investments ("Securitized Products Allocation"). It is important to note that the same portfolio managers currently comprising the SP Investment Team are expected to also be in charge of day-to-day portfolio management of the Securitized Products Allocation of the RA Fund.

On September 1, 2016, shareholders of BOI and HTR approved the Sub-Advisory Agreement and on September 16, 2016, the SP Investment Team Transaction closed. As both BOI and HTR approved their respective Sub-Advisory Agreement, no further action or solicitation is necessary with respect to these proposals.

The purposes of the Special Meeting are:

1.  The Proposed Reorganizations of the Target Funds

Shareholders of BOI:

Proposal 1(A): The shareholders of BOI are being asked to consider and vote upon an Agreement and Plan of Reorganization between BOI and RA Fund and the transactions contemplated thereby, including, among other things: (i) the transfer by BOI of all of its assets to RA Fund in exchange solely for newly issued shares of common stock of RA Fund, and RA Fund's assumption of all of the liabilities of BOI; (ii) the distribution of such newly issued shares of common stock of RA Fund to the common shareholders of BOI (with cash being distributed in lieu of fractional shares of common stock); and (iii) the liquidation, dissolution and termination of BOI in accordance with applicable law.

Shareholders of HTR (Approved by HTR shareholders on September 9, 2016; no further solicitation will occur):

Proposal 1(B): The shareholders of HTR were asked to consider and vote upon an Agreement and Plan of Reorganization between HTR and RA Fund (the "HTR Reorganization Agreement") and the transactions contemplated thereby, including, among other things: (i) the transfer by HTR of all of its assets to RA Fund in exchange solely for newly issued shares of common stock of RA Fund, and RA Fund's assumption of all of the liabilities of HTR; (ii) the distribution of such newly issued shares of common stock of RA Fund to the common shareholders of HTR (with cash being distributed in lieu of fractional shares of common stock); and (iii) the liquidation, dissolution and termination of HTR in accordance with applicable law.

Shareholders of HHY (Approved by HHY shareholders on September 1, 2016; no further solicitation will occur):

Proposal 1(C): The shareholders of HHY were asked to consider and vote upon an Agreement and Plan of Reorganization between HHY and RA Fund (the "HHY Reorganization Agreement") and the transactions contemplated thereby, including, among other things: (i) the transfer by HHY of all of its assets to RA Fund in exchange solely for newly issued shares of common stock of RA Fund, and RA Fund's assumption of all of the liabilities of HHY; (ii) the distribution of such newly issued shares of common stock of HHY to the common shareholders of HHY (with cash being distributed in lieu of fractional shares of common stock); and (iii) the liquidation, dissolution and termination of HHY in accordance with applicable law.

2.  Appointment of Sub-Adviser (For BOI and HTR shareholders only)

Shareholders of BOI (Approved by BOI shareholders on September 1, 2016; no further solicitation will occur):

Proposal 2(A): The shareholders of BOI were asked to consider and vote upon a new investment sub-advisory agreement among Brookfield Investment Management Inc., BOI and Schroder Investment Management North America Inc.

Shareholders of HTR (Approved by HTR shareholders on September 1, 2016; no further solicitation will occur):

Proposal 2(B): The shareholders of HTR were asked to consider and vote upon an investment sub-advisory agreement among Brookfield Investment Management Inc., HTR and Schroder Investment Management North America Inc.

3.  Other Business. For BOI to transact such other business as may properly come before the Special Meeting.

Proposal 3: As of the date of this Proxy Statement/Prospectus, BOI is not aware of any other business to be presented for consideration other than the matters described in this Proxy Statement/Prospectus.

The Special Meeting was previously adjourned on September 15, 2016 to allow for further solicitation of proxies from BOI shareholders. Shareholders of record of BOI as of the close of business on September 26, 2016 (the "New Record Date"), are entitled to notice of and to vote at the Special Meeting or any postponement or adjournment thereof.

If you held shares as of the close of business on May 18, 2016 (the "Initial Record Date"), the record date for the joint special meeting of shareholders of the Target Funds, initially convened on August 12, 2016, and previously authorized a proxy to vote those shares, then those shares will be voted in accordance with your instructions at the Special Meeting if you are a shareholder as of the New Record Date. You do not need to take any further action with respect to those shares unless you

ii

wish to change your vote. However, you will need to authorize a proxy as instructed herein to vote if you are a shareholder as of the New Record Date, but were not a shareholder as of the Initial Record Date.

In the Reorganizations, each Target Fund will transfer all of its assets to RA Fund in exchange for shares of common stock of RA Fund, $0.001 par value per share, and the assumption by RA Fund of all of the liabilities of that Target Fund. Each Target Fund will then be liquidated, dissolved and terminated in accordance with its charter, bylaws, the 1940 Act and Maryland law. In connection with the Reorganizations, the holders of outstanding shares of common stock of each Target Fund will receive newly issued shares of common stock of RA Fund, in a liquidating distribution. The aggregate net asset value of RA Fund shares of common stock received by the shareholders of each Target Fund in the Reorganizations will equal the aggregate net asset value of such Target Fund's shares of common stock held by such shareholders immediately prior to the Reorganization (though shareholders will receive cash for their fractional shares).

Each Target Fund will terminate its registration under the 1940 Act in connection with the Reorganizations and will be liquidated and dissolved pursuant to Maryland law. RA Fund will commence operations after the Reorganizations as a registered, diversified, closed-end management investment company with the investment objectives and policies described in this Joint Proxy Statement/Prospectus.

The closing of each Reorganization is contingent upon the closing of all of the Reorganizations. Because the closing of the Reorganizations is contingent upon all of the Target Funds obtaining the requisite shareholder approvals and satisfying (or obtaining the waiver of) their other closing conditions, it is possible that your Fund's Reorganization will not occur, even if shareholders of your Fund that are entitled to vote on the Reorganization approve such Reorganization and your Fund satisfies all of its closing conditions, if one or more of the other Funds does not obtain its requisite shareholder approvals or satisfy (or obtain the waiver of) its closing conditions. If the requisite shareholder approvals are not obtained, each Fund's Board may take such actions as it deems in the best interests of such Fund, including conducting additional solicitations with respect to the proposals or continuing to operate the Fund as a stand-alone fund. As noted above, the SIMNA Investment Team Transaction closed on September 16, 2016.

The following documents have been filed with the U.S. Securities and Exchange Commission ("SEC") and are incorporated into this Joint Proxy Statement/Prospectus by reference:

•  A Statement of Additional Information, dated [ ], 2016, relating to this Joint Proxy Statement/Prospectus (the "Statement of Additional Information");

•  The audited financial statements and related independent registered public accounting firm's report for BOI and the financial highlights for BOI contained in BOI's Annual Report for the fiscal year ended June 30, 2016 and the unaudited financial statements for BOI contained in BOI's Semi-Annual Report for the fiscal period ended December 31, 2015;

•  The audited financial statements and related independent registered public accounting firm's report for HTR and the financial highlights for HTR contained in HTR's Annual Report for the fiscal year ended September 30, 2015 and the unaudited financial statements for HTR contained in HTR's Semi-Annual Report for the fiscal period ended March 31, 2016; and

•  The audited financial statements and related independent registered public accounting firm's report for HHY and the financial highlights for HHY contained in HHY's Annual Report for the fiscal year ended September 30, 2015 and the unaudited financial statements for HHY contained in HHY's Semi-Annual Report for the fiscal period ended March 31, 2016.

Copies of the foregoing may be obtained without charge by calling (855) 777-8001, or writing to the Funds at Brookfield Place, 250 Vesey Street, 15th Floor, New York, New York 10281-1023.

The Funds are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and, in accordance therewith, file reports, proxy statements, proxy materials and other information with the SEC. Materials filed with the SEC can be reviewed and copied at the SEC's Public Reference Room at 100 F Street, N.E., Washington, DC 20549, or downloaded from the SEC's web site at www.sec.gov.

Information on the operation of the SEC's Public Reference Room may be obtained by calling the SEC at (202) 551-8090. You may also request copies of these materials, upon payment at the prescribed rates of a duplicating fee, by electronic request to the SEC's e-mail address (publicinfo@sec.gov) or by writing the Public Reference Branch, Office of Consumer Affairs and Information Services, Securities and Exchange Commission, Washington, DC 20549-0102.

iii

Please note that only one copy of shareholder documents, including annual or semi-annual reports and proxy materials may be delivered to two or more shareholders of a Target Fund who share an address, unless the Target Funds have received instructions to the contrary. This practice is commonly called "householding" and it is intended to reduce expenses and eliminate duplicate mailings of shareholder documents. Mailings of your shareholder documents may be householded indefinitely unless you instruct us otherwise. To request a separate copy of any shareholder document, or for instructions as to how to request a separate copy of these documents or as to how to request a single copy if multiple copies of these documents are received, shareholders should contact the Fund at the address and phone number set forth above.

The shares of common stock of RA Fund are expected to be listed on the New York Stock Exchange ("NYSE") upon the closing of the Reorganizations. The shares of common stock of Brookfield Mortgage Opportunity Income Fund Inc. are listed on the NYSE under the ticker symbol "BOI" and will be delisted from the NYSE following the Reorganization. The shares of common stock of Brookfield Total Return Fund Inc. are listed on the NYSE under the ticker symbol "HTR" and will be delisted from the NYSE following the Reorganization. The shares of common stock of Brookfield High Income Fund Inc. are listed on the NYSE under the ticker symbol "HHY" and will be delisted from the NYSE following the Reorganization. Reports, proxy statements and other information concerning the Funds may be inspected at the offices of the NYSE, 11 Wall Street, New York, New York 10005.

This Joint Proxy Statement/Prospectus serves as a prospectus of RA Fund in connection with the issuance of RA Fund shares of common stock in the Reorganizations. This Joint Proxy Statement/Prospectus sets forth concisely the information that shareholders of each Target Fund should know before voting on the proposals for their Target Fund. Please read it carefully and retain it for future reference. No person has been authorized to give any information or make any representation not contained in this Joint Proxy Statement/Prospectus and, if so given or made, such information or representation must not be relied upon as having been authorized. This Joint Proxy Statement/Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction in which, or to any person to whom, it is unlawful to make such offer or solicitation.

Photographic identification and proof of ownership will be required for admission to the Special Meeting. For directions to the Special Meeting, please contact the Funds at (855) 777-8001 or at funds@brookfield.com. If you are planning to attend the Special Meeting, please RSVP to funds@brookfield.com at least one day prior to the Special Meeting.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE SPECIAL MEETING.

This Joint Proxy Statement/Prospectus is available on the Internet at www.brookfieldim.com. You may request a copy by mail (Brookfield Mortgage Opportunity Income Fund Inc., Brookfield Total Return Fund Inc., Brookfield High Income Fund Inc.), Brookfield Place, 250 Vesey Street, 15th Floor, New York, New York 10281-1023, or by telephone at 1-855-777-8001.

THE SEC HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS JOINT PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Joint Proxy Statement/Prospectus is September [ ], 2016.

iv

TABLE OF CONTENTS

Page
SUMMARY	1
PROPOSAL 1: THE REORGANIZATIONS OF THE TARGET FUNDS INTO RA FUND	1
RISK FACTORS AND SPECIAL CONSIDERATIONS	24
REASONS FOR THE REORGANIZATIONS	49
INVESTMENT OBJECTIVES AND POLICIES OF THE ACQUIRING FUND	52
PROPOSAL 2: APPOINTMENT OF SCHRODER INVESTMENT MANAGEMENT NORTH AMERICA INC. AS SUB-ADVISER (FOR BOI AND HTR SHAREHOLDERS ONLY; APPROVED BY BOI AND HTR SHAREHOLDERS ON SEPTEMBER 1, 2016)	75
MANAGEMENT OF THE FUNDS	81
ADDITIONAL INFORMATION ABOUT THE SHARES OF COMMON STOCK OF THE FUNDS	85
DIVIDENDS AND DISTRIBUTIONS	87
CALCULATION OF NET ASSET VALUE	89
DIVIDEND REINVESTMENT PLAN	90
CERTAIN PROVISIONS OF THE CHARTER	91
GOVERNING LAW	91
CONVERSION TO OPEN-END FUND	91
VOTING RIGHTS	92
APPRAISAL RIGHTS	92
FINANCIAL HIGHLIGHTS	93
INFORMATION ABOUT THE REORGANIZATIONS	98
TERMS OF THE REORGANIZATION AGREEMENTS	98
MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE REORGANIZATIONS	99
VOTING INFORMATION AND REQUIREMENTS	101
SHAREHOLDER INFORMATION	104
SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE	105
SHAREHOLDER PROPOSALS	105
SOLICITATION OF PROXIES	106
LEGAL PROCEEDINGS	106
LEGAL MATTERS	106
OTHER MATTERS WITH RESPECT TO THE MEETING	107
PRIVACY PRINCIPLES OF THE FUNDS	107
OTHER INFORMATION	109
APPENDIX A—FORM OF INVESTMENT SUB-ADVISORY AGREEMENT	110
APPENDIX B—FORM OF AGREEMENT AND PLAN OF REORGANIZATION	120

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SUMMARY

The following is a summary of certain information contained elsewhere in this Joint Proxy Statement/Prospectus and is qualified in its entirety by reference to the more complete information contained in this Joint Proxy Statement/Prospectus and in the Statement of Additional Information. Shareholders should read the entire Joint Proxy Statement/Prospectus carefully.

PROPOSAL 1: THE REORGANIZATIONS OF THE TARGET FUNDS INTO RA FUND

The Proposed Reorganizations

Brookfield Investment Management Inc. ("Brookfield") recommended to the Boards of Directors of BOI, HTR and HHY that these Funds be reorganized into a new fund, Brookfield Real Assets Income Fund Inc. ("RA Fund"). The Boards reviewed and considered Brookfield's proposal in detail and on May 12, 2016, approved the proposed reorganizations. The shareholders of each of BOI, HTR and HHY were asked to approve agreements and plans of reorganization pursuant to which each Fund will be reorganized into RA Fund (each a "Reorganization" and collectively, the "Reorganizations").

At a meeting held on May 12, 2016 (the "Meeting"), the Board of each Target Fund considered, authorized and approved its respective Reorganization, declared its respective Reorganization advisable and in the best interests of such Target Fund, and directed that its Reorganization be submitted to its shareholders for consideration at a joint special meeting of shareholders (the "Special Meeting"). The shareholders of HHY approved the Reorganization on September 1, 2016, and shareholders of HTR approved the Reorganization on September 9, 2016. On September 15, 2016, the Special Meeting was adjourned with respect to BOI due to an insufficient number of votes to approve the Reorganization even though an overwhelming majority of BOI shareholders, approximately 74% of shares voting that voted, had voted "FOR" the Reorganization. BOI needed approximately an additional 3% of its outstanding shares to vote in favor of the Reorganization in order to approve the proposal. The Board of BOI set a new record date of September 26, 2016 and determined that a reconvened Special Meeting be held at a later date.

Brookfield initially provided each Board of the Target Funds with information regarding the proposed Reorganizations, including the rationale therefor and alternatives considered to the Reorganizations. The Board of each Fund considered a number of factors, each presented at the Meeting, in reaching their determination, including, but not limited to, the factors discussed below.

Brookfield and the Boards of the Target Funds believe shareholders of BOI, HTR and HHY will benefit from a multi-asset, multi-portfolio manager investment strategy that will primarily invest in infrastructure, real estate and natural resources ("Real Assets") fixed income securities and other debt instruments, including corporate credit securities (similar to HHY) and securitized mortgage backed securities (similar to BOI and HTR). The RA Fund will also invest to a lesser extent in Real Assets equity securities. Brookfield will allocate a portion of the RA Fund's assets to (i) the Real Assets credit investment team, which is comprised of investment personnel that currently manage HHY, (ii) the securitized products investment team (the "SP Investment Team"), after the SP Investment Team, which is comprised of investment personnel that currently manage BOI and HTR (see further discussion below), moves to Schroder Investment Management North America Inc. ("SIMNA" or the "Sub-Adviser")(1), and (iii) other portfolio management teams within Brookfield. Although Brookfield decided it no longer intends to have a stand-alone securitized products-only investment team, Brookfield believes that securitized products can still serve a role in a Real Assets investment strategy, particularly in a closed-end fund structure and will allocate a portion of RA Fund's assets to SIMNA to be invested in securitized products (the "Securitized Products Allocation") and will continue to have oversight responsibilities over the Securitized Products Allocation managed by SIMNA. Brookfield will also allocate a portion of RA Fund's assets to portfolio management teams within Brookfield, other than the Real Assets credit investment team, in order to gain exposure to equity securities of Real Assets companies and issuers when it believes it will help RA Fund achieve its investment objective. Brookfield and the Boards of the Target Funds believe the multi-asset, multi-portfolio manager approach will benefit shareholders of the Target Funds because Brookfield will be able to allocate the Combined Fund's investments across industries and sectors within Real Assets to better position the Combined Fund to achieve its investment objectives. Brookfield believes its focus on Real Assets and this asset allocation flexibility within Real Assets will have the potential to create greater income, income growth and greater capital appreciation for the Target Funds' shareholders. Brookfield and the Boards of the Target Funds reviewed Brookfield's asset allocation process, information on the proposed repositioning of the Target Funds' portfolios and historical performance information for a hypothetical blended portfolio consisting of Real Assets high yield corporate debt, mortgage backed securities and Real Assets equities. The Boards of the Target Funds also considered that Brookfield is a wholly owned subsidiary of Brookfield Asset Management Inc. ("BAM"), which is a global alternative asset manager with over $250 billion in assets under management as of June 30, 2016. The

(1)  Brookfield recently sold the SP Investment Team to SIMNA (such sale, the "SP Investment Team Transaction"). This is discussed further in Proposal 2.

Boards of the Target Funds noted that BAM has over a 100 year history of owning and operating Real Assets, including property, infrastructure, renewable energy, timberland and agricultural lands, which will be beneficial to Brookfield in its management of a Real Assets closed-end fund.

Brookfield and the Boards of the Target Funds also reviewed each Target Fund's investment guidelines, performance, use of leverage, trading history, distribution payments, capital loss carry forwards, tax consequences, and total annual fund operating expenses, as well as the investment guidelines, expected use of leverage, distribution potential and pro forma operating expenses with respect to the Combined Fund. Additionally, Brookfield and the Boards of the Target Funds considered the potential costs of the Reorganizations to the Funds (e.g., legal, audit and regulatory costs associated with the Reorganizations, as well as potential portfolio repositioning costs), outstanding legal proceedings involving HHY, and other alternatives to the Reorganizations. Following review of all of these factors, the Boards of the Funds agreed with the recommendation of Brookfield that the Reorganizations should benefit shareholders of the Target Funds by providing investment strategy flexibility, potential for enhanced income, income growth and capital appreciation, improved secondary market trading, and potential for operational cost savings. The Boards considered that certain of the investment personnel involved in managing the Combined Fund would be the same investment personnel as have been managing the Target Funds and that certain other investment personnel involved in managing the Combined Fund are involved in managing other registered investment companies that the Boards oversee.

•  Investment Guidelines and Performance: As discussed above, Brookfield and the Boards of the Target Funds believe the multi-asset, multi-portfolio manager approach will benefit shareholders of the Target Funds because Brookfield will be able to allocate the Combined Fund's investments across industries and sectors within Real Assets to better achieve its objectives. Currently, the investment guidelines and focus of each of the Target Funds is narrower than what will be allowed in the Combined Fund.

•  HTR currently requires that 40% of HTR's total assets must be invested in (i) securities issued and/or guaranteed by the US Government or one of its agencies or instrumentalities; (ii) RMBS and CMBS rated BBB- and above; (iii) up to 25% of the Fund's total assets may be invested in real estate related ABS rated BBB- and above; and (iv) cash. The Combined Fund will not have this 40% investment restriction, which will provide Brookfield with greater flexibility in managing the portfolio to achieve the Combined Fund's investment objectives across various market environments. Brookfield represented to the Board of HTR that if HTR is reorganized into RA Fund, Brookfield believes that HTR shareholders will benefit from a substantial repositioning of HTR's portfolio holdings into higher yielding investments.

•  Brookfield represented to the Board of BOI that Brookfield believes BOI investors will benefit from a repositioning of BOI's portfolio holdings into higher yielding investments as a result of the proposed Reorganization. Brookfield also noted that it is projecting that shareholders of BOI will pay a lower total expense ratio as shareholders of the Combined Fund than they pay as shareholders of BOI. Brookfield and the Board of BOI noted that in March 2013, when BOI was initially launched, Brookfield's view on interest rates was different than its view on interest rates today. In 2013, Brookfield believed that interest rates were likely to be increased in the near term and would continue to move higher. Today, Brookfield believes interest rates will go up modestly in the near term, but that interest rates are likely to stay lower for longer. Brookfield represented that macroeconomic issues impacting the global economy have caused it to re-evaluate its view on interest rates since 2013.

•  For HHY investors, although Brookfield is not anticipating a significant amount of portfolio repositioning, Brookfield believes HHY investors will benefit from being invested in a larger fund with a more diversified investment universe, which will include securitized products and Real Asset equities.

•  Brookfield stated to the Boards of each Target Fund that reorganizing the Target Funds into RA Fund will provide Brookfield with the flexibility to shift allocations within Real Assets as Brookfield's outlook on macroeconomic issues and other factors impacting a sector or industry within Real Assets changes. Brookfield and the Boards of the Target Funds considered that RA Fund will not commence operations until the Reorganizations are consummated and reviewed and discussed the ratings and sector breakdown of its proposed model portfolio.

•  Use of Leverage: BOI and HTR currently use reverse repurchase agreements to achieve leverage while HHY has a committed margin loan arrangement in place with BNP Paribas. Brookfield represented to the Boards of the Target Funds that it expects RA Fund will utilize both a committed margin loan arrangement with BNP Paribas and reverse repurchase agreements. Brookfield believes it can leverage off the documentation and relationships currently in place for the Target Funds in setting up the leverage facilities for RA Fund. The Target Funds are currently similarly levered and Brookfield expects RA Fund to be managed at a similar leverage percentage (i.e., 25-30% of total assets).

Following the Reorganizations, Brookfield expects that RA Fund will be in a better position to negotiate leverage terms or consider other leverage options because of its increased size.

•  Trading History: Brookfield and the Boards of the Target Funds considered recent and historical trading history. As of May 3, 2016 (except HTR's NAV, which is as of April 29th), the Target Funds were trading at the following discounts relative to their respective NAVs:

		(Premium/Discount)
HHY:	$7.91 NAV v. $7.24 Market Price	-8.47%
BOI:	$16.36 NAV v. $14.80 Market Price	-9.54%
HTR:	$24.16 NAV v. $24.09 Market Price	-0.29%

Brookfield and the Boards of the Target Funds noted the difficulty in predicting the impact that the proposed Reorganizations will have on each Target Fund's share price after announcement of the proposed Reorganizations. Brookfield and the Boards of the Target Funds acknowledged that it is possible that the Target Funds' discounts may widen or narrow following announcement of the Boards' approval of the proposed Reorganizations. Notwithstanding the possibility that the Target Funds' discounts may widen, Brookfield and the Boards of the Target Funds believe the Reorganizations are in each Fund's and their shareholders' best interests over the long term. Brookfield and the Boards of the Target Funds reviewed case studies for similar mergers of closed-end funds and the impact that such mergers had on the trading liquidity following the mergers. Brookfield and the Boards of the Target Funds also noted the importance of closed-end fund analyst coverage. Brookfield and the Boards of the Target Funds considered that funds that do not have a certain level of trading liquidity and are not of a certain size are unlikely to receive closed-end fund analyst coverage. In addition, Brookfield and the Boards of the Target Funds considered that funds that have a narrower investment focus are unlikely to gain broad market attention and that the broader investment focus of RA Fund may assist in gaining the attention of more investors. Brookfield and the Boards of the Target Funds also believe that the larger asset size, expected greater common share trading volume and focus on Real Assets investments of the Combined Fund following the Reorganizations will enable the Combined Fund to attract more consistent secondary market demand over time and, together with enhanced performance potential, enable the Combined Fund's shares of common stock to potentially trade at a narrower discount to net asset value.

•  Distribution Payments: Brookfield and the Boards of the Target Funds considered that last year, each of BOI, HTR and HHY were over distributed. Brookfield represented to the Boards of the Target Funds that Brookfield believes that the Reorganizations should result in the same or slightly higher distribution rates based on net asset value for shareholders of each Target Fund (as shareholders of the Combined Fund following the Reorganizations). The potential for higher distribution rates is due to Brookfield's expectation that RA Fund should be able to reallocate investments into higher yielding securities and Brookfield plans to allocate a portion of RA Fund's assets into equity securities that Brookfield believes have income growth potential and potential for capital appreciation. Furthermore, Brookfield and the Board of HHY considered and determined that a reduction in HHY's distribution rate was necessary whether or not HHY was reorganized into RA Fund because as, under current market conditions, HHY was not producing enough net income to continue meeting the current distribution rate. Following the reduction to HHY's distribution rate Brookfield represented to the Boards of the Target Funds that Brookfield believes that, based on current market conditions, investors in BOI, HTR and HHY should be able to receive a higher distribution rate from RA Fund than they are currently receiving as investors in the Target Funds, based on current net asset values of the Target Funds.

Brookfield and the Boards of the Target Funds also discussed that on September 30, 2015, the SEC granted Brookfield, on behalf of itself and certain closed-end funds that it currently manages, including the Target Funds, and funds it advises in the future, which includes RA Fund, an order granting an exemption from Section 19(b) of and Rule 19b-1 under the 1940 Act to conditionally permit a Fund to make periodic distributions of long-term capital gains with respect to the Fund's outstanding common stock as frequently as twelve times each year, so long as it complies with the conditions of the order and maintains in effect a distribution policy with respect to its shares of common stock calling for periodic distributions of an amount equal to a fixed amount per share, a fixed percentage of market price per share or a fixed percentage of the fund's net asset value per share (a "Managed Dividend Policy"). Although Brookfield and the Board of RA Fund agreed that they do not intend to cause RA Fund to utilize the Managed Dividend Policy immediately, Brookfield and the Board of RA believes it is beneficial to have this exemptive relief and may determine to implement the Managed Dividend Policy in the future, particularly given RA Fund's intended allocation to equity securities.

•  Tax Consequences: Brookfield and the Boards of the Target Funds considered that the Reorganizations are intended to be tax-free transactions, in which shareholders will recognize no gain or loss for U.S. federal income tax purposes.

After the Reorganizations, each Fund's ability to use pre-Reorganization capital losses will be limited under certain federal income tax rules applicable to reorganizations of this type.

Although the Target Funds will be losing the ability to take advantage of approximately $77 million in capital loss carryforwards going forward, Brookfield believes that the Reorganizations are still in the best interests of the Target Funds and their shareholders. Brookfield represented to the Boards of the Target Funds that Brookfield believes the loss of the capital loss carryforwards as a result of the Reorganizations should not be a material factor in evaluating the Reorganizations in light of the following (1) the difficulty of projecting the likelihood of utilization of some or all of the capital loss carryforwards prior to their expiration, and (2) the potentially limited opportunity for capital gains in light of the Target Funds' current investment policy of investing primarily in debt securities and other fixed income instruments.

•  Total Annual Fund Operating Expenses: Brookfield believes the combination of the Target Funds into the Acquiring Fund may potentially result in operational cost savings over time as a result of the larger size of the Combined Fund. Additionally, the Boards of the Target Funds considered the following:

•  the expense ratios of the Funds, including the potential for improved economies of scale and a lower total expense ratio with respect to BOI:

•  The Target Funds estimate that the completion of all of the Reorganizations would result in a total expense ratio for the Combined Fund of 2.23% on a pro forma basis for the twelve-month period ended March 31, 2016, representing an increase in the total expense ratio for the shareholders of HTR and HHY of 0.65% and 0.13%, respectively, and a decrease in the total expense ratio for the shareholders of BOI of 0.10%;

•  There can be no assurance that future expenses will not increase or that any expense savings will be realized;

•  Brookfield's agreement to waive its fees and/or reimburse expenses for two years following the closing date of the Reorganizations so that the total annual operating expense ratio of the Combined Fund will not exceed 1.03% (excluding the costs of using leverage, brokerage commissions and other transactions, acquired fund fees and expenses, interest, taxes, and extraordinary expenses, such as litigation; and other expenses not incurred in the ordinary course of the Combined Fund's business);

•  the expense ratios after giving effect to the fee waivers and/or expense reimbursements:

•  The Target Funds estimate that the completion of all of the Reorganizations would result in a total expense ratio, after fee waivers and/or expense reimbursements, for the Combined Fund of 1.58% on a pro forma basis for the twelve-month period ended March 31, 2016, in Years 1 and 2, representing a reduction in the total expense ratio for the shareholders of BOI and HHY of 0.75% and 0.52%, respectively, and no change for the shareholders of HTR.

•  There can be no assurance that future expenses will not increase or that any expense savings will be realized;

•  This agreement is not expected to be continued after the expiration of the two-year period and as a result, the total annual operating expenses would increase following the expiration of the expense cap; if this were to occur, total annual operating expense ratio would exceed 1.03% of net assets.

•  Management Fee for RA Fund: Brookfield and the Boards of the Target Funds discussed the proposed management fee for RA Fund. The Boards of the Target Funds considered that the contractual advisory fee of RA Fund, is higher than the current contractual advisory fees of both HTR (which is paid on net assets only and excludes financial leverage) and HHY and is the same as the current contractual advisory fee of BOI. The Board concluded that the contractual advisory fee of RA Fund was appropriate given the multi-asset, multi-portfolio manager investment strategy of RA Fund and was in-line with the advisory fees for comparable funds. The Board also considered Brookfield's representation that RA Fund has the potential for income growth and capital appreciation as a result of enhanced investment flexibility and Brookfield's asset allocation process and risk management process. In addition, with respect to its management fee analysis for the RA Fund, the Board also considered the varying denominators applicable to the calculation of the management fee for each Target Fund.

•  Potential Costs of the Reorganization: RA Fund has a broad and flexible mandate that permits investments in many types of securities that the Target Funds may hold, as well as other types of securities that are not eligible for investment by the Target Funds. Under current market conditions, Brookfield represented to the Boards of the Funds that Brookfield expects that up to approximately 40% of the securities held by BOI, up to approximately 50% of the securities held by HTR, and up to approximately 5% of the securities held by HHY, respectively, may be sold following the Reorganizations as RA Fund's portfolio managers seek to fully align or reposition the portfolio with

RA Fund's broader investment guidelines. Brookfield expects that such repositioning will create income growth potential and increase capital appreciation potential for the Combined Fund. RA Fund's portfolio managers expect that the majority (i.e., more than fifty percent (50%)) of the repositioning of each Target Fund will occur in the first six months following the Reorganizations, while certain repositioning may take as long as two years following the Reorganizations, depending upon market conditions and the liquidity of certain securities. RA Fund's portfolio managers do not expect the repositioning to result in significant transaction costs because most of the repositioning will involve the sale of fixed income securities where the transaction costs are built into the price of such securities. To the extent there are transaction costs associated with portfolio repositioning after the Reorganizations, such costs will be borne by RA Fund.

Brookfield represented to the Boards of the Target Funds that other expenses incurred in the proposed Reorganizations will be paid by Brookfield. Brookfield estimates that the costs of proxy solicitation and other service providers will be approximately $1,400,000.

•  Legal Proceedings: Brookfield and the Boards of the Funds considered the current status of HHY's legal proceedings (i.e., the legacy legal proceedings from the Helios Funds and their former investment manager, assumed by HHY after the reorganizations of the four Helios Funds into HHY) with outside counsel. The Boards considered that the main legal proceedings had been settled and the only remaining cases were opt out cases. The Boards of the Funds considered the expected ongoing costs of such legal proceedings, but determined that the overall benefits of the proposed Reorganizations outweighed these expected ongoing costs.

•  Exchange Ratio: The aggregate net asset value (not the market value) of RA Fund shares of common stock received by each Target Fund's shareholders in the Reorganizations will equal the aggregate net asset value (not the market value) of the Target Fund's shares of common stock held immediately prior to that Reorganization. The market value of the shares of common stock of the Combined Fund may be more or less than the market value of the shares of common stock of BOI, HTR or HHY prior to the Reorganizations.

•  Other Factors: The Boards of the Funds also considered potential benefits of the Reorganizations to Brookfield and its affiliates, the effect of the Reorganizations on shareholder rights, the potential for operating and administrative efficiencies and the effects on each Target Fund's undistributed net investment income, if any. The Boards of the Target Funds also considered alternatives to the Reorganizations for each Target Fund.

The Board of each Target Fund, including all of the Independent Directors, approved its respective Reorganization, concluding that such Reorganization is in the best interests of each Fund, respectively, and that the interests of existing shareholders of each Fund will not be diluted as a result of its respective Reorganization. This determination was made on the basis of each Director's business judgment after consideration of all of the factors taken as a whole with respect to its Target Fund and shareholders, although individual Directors may have placed different weight on various factors and assigned different degrees of materiality to various factors.

If the shareholders of each Target Fund approve its Reorganization, each Target Fund will transfer all of its assets to RA Fund in exchange for shares of common stock of RA Fund, and the assumption by RA Fund of all the liabilities of that Target Fund. Thereafter, the holders of that Target Fund's common stock will receive shares of common stock of RA Fund in a liquidating distribution and each Target Fund will be dissolved and terminated in accordance with its charter, bylaws, the 1940 Act and Maryland law. The Board of each Target Fund, including all of the Independent Directors, has unanimously approved its Reorganization, declared its Reorganization advisable and in the best interests of such Target Fund, and directed that its Reorganization be submitted to its shareholders for consideration at the Special Meeting. The closing of each Reorganization is contingent upon the closing of all of the Reorganizations. As noted above, the SIMNA Investment Team Transaction closed on September 16, 2016.

The closing of each Reorganization is contingent upon the closing of all of the Reorganizations; as noted above, each of HTR's and HHY's shareholders approved the Reorganization. Because the closing of the Reorganizations is contingent upon all of the Target Funds obtaining the requisite shareholder approvals and satisfying (or obtaining the waiver of) their other closing conditions, it is possible that your Fund's Reorganization will not occur, even if shareholders of your Fund that are entitled to vote on the Reorganization approve the Reorganization and your Fund satisfies all of its closing conditions, if one or more of the other Funds does not obtain its requisite shareholder approvals or satisfy (or obtain the waiver of) its closing conditions. If the requisite shareholder approvals are not obtained, each Fund's Board may take such actions as it deems in the best interests of its Fund, including conducting additional solicitations with respect to the proposals or continuing to operate the Fund as a stand-alone fund.

Expenses

For the fiscal year ended June 30, 2016, BOI's total expense ratio was 2.36% based on BOI's net assets. For the fiscal year ended September 30, 2015, HTR's and HHY's total expense ratios were 1.55% and 1.92%, based on HTR's and HHY's net assets respectively. For the twelve-month period ended March 31, 2016, BOI's, HHY's and HTR's total expense ratios were 2.33%, 2.10% and 1.58% based on BOI's, HHY's and HTR's net assets respectively. The Target Funds estimate that the completion of the Reorganizations would result in a total expense ratio for the Combined Fund of 2.23% based on net assets on a pro forma basis for the 12-month period ended March 31, 2016, representing an increase in the total expense ratio (based on net assets) for the shareholders of HTR and HHY of 0.65% and 0.13%, respectively, and a decrease in the total expense ratio (based on net assets) for the shareholders of BOI of 0.10%. The Target Funds estimate that the completion of the Reorganizations would result in a total expense ratio, after waivers and/or expense reimbursements (see below), for the Combined Fund of 1.58% based on net assets on a pro forma basis for the 12-month period ended March 31, 2016, in Years 1 and 2, representing a decrease in the total expense ratio (based on net assets) for the shareholders of BOI and HHY of 0.75% and 0.52%, respectively, and no change in the total expense ratio (based on net assets) for the shareholders of HTR. There can be no assurance that future expenses will not increase or that any expense savings for the Combined Fund will be realized.

The contractual advisory fee of the Combined Fund and BOI is 1.00% of each Fund's average daily Managed Assets (defined below). The Combined Fund's contractual advisory fee is higher than the contractual advisory fee of HTR, which is 0.65% of HTR's average weekly net assets (excluding financial leverage), and HHY, which is 0.65% of HHY's average weekly total assets minus the sum of accrued liabilities (other than the aggregate indebtedness constituting financial leverage). Brookfield believes that the advisory fee of the Combined Fund is appropriate given the multi-asset, multi-portfolio manager model of the Combined Fund. The Combined Fund and BOI also pay to the Adviser an administration fee, payable monthly, at an annual rate of 0.15% of each Fund's average daily Managed Assets. HTR pays the Adviser an administration fee, payable monthly, at an annual rate of 0.20% of HTR's average weekly net assets (excluding financial leverage). HHY pays the Adviser an administration fee, payable monthly, at an annual rate of 0.15% of HHY's average weekly total assets minus the sum of accrued liabilities (other than the aggregate indebtedness constituting financial leverage).

Brookfield has agreed to waive its fees and/or reimburse expenses for two years following the closing date of the Reorganizations so that the total annual operating expense ratio of the Combined Fund will not exceed 1.03% (excluding the costs of using leverage, brokerage commissions and other transactions, acquired fund fees and expenses, interest, taxes, and extraordinary expenses, such as litigation; and other expenses not incurred in the ordinary course of the Combined Fund's business) in Years 1 and 2. This agreement may not be discontinued prior to the expiration of the two-year period unless authorized by the Board of the Combined Fund or the Combined Fund's investment advisory agreement terminates. This agreement is not expected to be continued after the expiration of the two-year period and as a result, the total annual operating expenses would increase following the expiration of the expense cap; if this were to occur, total annual operating expense ratio would exceed 1.03% of net assets.

Under the Sub-Advisory Agreement, SIMNA is entitled to fees at an annual rate of 0.32% of the Securitized Products Allocation of the Combined Fund's average daily Managed Assets; however, such fees will be paid by Brookfield and not the Combined Fund. Because Brookfield pays SIMNA out of its own fees received from the Combined Fund, there is no "duplication" of advisory fees paid. Pursuant to the terms of the SP Investment Team Transaction, Brookfield may receive compensation from SIMNA for a three year period following the closing of the Transaction, based upon the revenues received by SIMNA with respect to assets it manages under the Sub-Advisory Agreements with BOI, HTR and the Combined Fund, if certain conditions are satisfied.

Appraisal Rights

Shareholders of HHY, HTR and BOI do not have appraisal rights for their shares of common stock. Shareholders of RA Fund will also not have appraisal rights for their shares of common stock.

Comparison of the Funds

RA Fund's and BOI's investment objectives are not fundamental and may be changed by each Fund's Board without shareholder approval. HHY's and HTR's investment objectives are fundamental and may not be changed without approval by the holders of a majority (as defined in the 1940 Act) of each Fund's outstanding voting securities. RA Fund's investment objective is to seek high total return, primarily through high current income and secondarily, through growth of capital. HHY's primary investment objective is to seek high current income. HHY also seeks capital growth as a secondary objective to the extent consistent with its objective of seeking high current income. HTR's primary investment objective is to provide high total return, including short- and long-term capital gains and a high level of current income, through the management of a portfolio of securities. BOI's investment objective is to provide high total investment return by providing a high level of current income and the potential for capital appreciation.

The Acquiring Fund may invest in all of the types of securities currently held by the Target Funds, but will also have a broader investment mandate. The investment strategies and significant operating policies of the Combined Fund will be those of the Acquiring Fund. Below is a summary of significant differences in the Acquiring Fund's and Target Funds' investment policies and strategies. Please see the table below for more detail.

Principal Investment Strategies. RA Fund seeks to achieve its investment objective by investing primarily in securities and other instruments of companies and issuers in the "real assets" asset class, which includes the following:

•  Real Estate Securities;

•  Infrastructure Securities; and

•  Natural Resources Securities (collectively, "Real Asset Companies and Issuers").

Under normal market conditions, RA Fund will invest at least 80% of its Managed Assets (average daily net assets plus the amount of any borrowings for investment purposes) in the securities and other instruments of Real Asset Companies and Issuers (the "80% Policy"). RA Fund may change the 80% Policy without shareholder approval upon at least 60 days' prior written notice to shareholders. RA Fund normally expects to invest at least 65% of its Managed Assets in fixed income securities and other debt instruments of Real Asset Companies and Issuers and in derivatives and other instruments that have economic characteristics similar to such securities. RA Fund may invest in securities of companies or issuers of any size market capitalization. RA Fund will invest in companies or issuers located throughout the world and there is no limitation on RA Fund's investments in foreign securities or instruments or in emerging markets. RA Fund has flexibility in the relative weightings given to each of the Real Asset categories. In addition, RA Fund may, in the future, invest in additional Real Asset investment categories other than those listed herein, to the extent consistent with its name. RA Fund may invest without limit in investment grade and below investment grade, high yield fixed income securities (commonly referred to as "junk bonds"). RA Fund may also invest in restricted ("144A") or private securities, asset-backed securities ("ABS"), including mortgage-related debt securities and other mortgage-related instruments (collectively, "Mortgage-Related Investments"), collateralized loan obligations, bank loans (including participations, assignments, senior loans, delayed funding loans and revolving credit facilities), exchange-traded notes, and securities issued and/or guaranteed by the U.S. Government, its agencies or instrumentalities or sponsored corporations. RA Fund considers Mortgage-Related Investments to consist of, but not be limited to, mortgage-backed securities ("MBS") of any kind; interests in loans and/or whole loan pools of mortgages, loans or other instruments used to finance long-term infrastructure, industrial projects and public services; mortgage REITs; ABS that are backed by interest in real estate, land or other types of assets; and securities and other instruments issued by mortgage servicers. RA Fund's investments in MBS may include Residential Mortgage-Backed Securities ("RMBS") or Commercial Mortgage-Backed Securities ("CMBS"). RA Fund may invest in fixed income securities and other debt instruments of any maturity and credit quality, including securities that are unrated. The securities RA Fund may invest in may have fixed, floating or variable rates. Under normal market conditions, the RA Fund will invest more than 25% of its total assets in the real estate industry.

RA Fund may also invest up to 35% of its Managed Assets in equities, including common stock, preferred stock, convertible stock, and open-end and closed-end investment companies, subject to any applicable regulatory limits, including exchange-traded funds. RA Fund may invest up to 20% of its Managed Assets in fixed income securities other than those of Real Asset Companies and Issuers, including in Treasury Inflation Protected Securities ("TIPS") and other inflation-linked fixed income securities.

The Adviser will determine RA Fund's strategic allocation with respect to its debt and equity investments as well as its strategic allocation with respect to its investment sub-portfolios.

RA Fund defines a Real Estate Security as any company or issuer that (i) derives at least 50% of its revenues from the ownership, operation, development, construction, financing, management or sale of commercial, industrial or residential real estate and similar activities, or (ii) commits at least 50% of its assets to activities related to real estate.

For purposes of selecting investments in Real Estate Securities, RA Fund defines the real estate sector broadly. It includes, but is not limited to, the following:

•  Real estate investment trusts ("REITs");

•  Real estate operating companies ("REOCs");

•  Brokers, developers and builders of residential, commercial, and industrial properties;

•  Property management firms;

•  Finance, mortgage, and mortgage servicing firms;

•  Construction supply and equipment manufacturing companies;

•  Firms dependent on real estate holdings for revenues and profits, including lodging, leisure, timber, mining and agriculture companies; and

•  Debt securities, including securitized obligations, which are predominantly (i.e., at least 50%) supported by real estate assets.

REITs are companies that own interests in real estate or in real estate related loans or other interests, and their revenue primarily consists of rent derived from owned, income producing real estate properties and capital gains from the sale of such properties. A REIT in the United States is generally not taxed on income distributed to shareholders so long as it meets tax-related requirements, including the requirement that it distribute substantially all of its taxable income to its shareholders.

REOCs are real estate companies that have not elected to be taxed as REITs and therefore are not required to distribute taxable income and have fewer restrictions on what they can invest in.

RA Fund defines an Infrastructure Security as, any company or issuer that (i) derives at least 50% of its revenue or profits, either directly or indirectly, from infrastructure assets, or (ii) commits at least 50% of its assets to activities related to infrastructure.

For purposes of selecting investments in Infrastructure Securities, RA Fund defines the infrastructure sector broadly. It includes, but is not limited to, the physical structures, networks and systems of transportation, energy, water and sewage, and communication. Infrastructure assets include:

•  toll roads, bridges and tunnels;

•  airports;

•  seaports;

•  electricity generation and transmission and distribution lines;

•  gathering, treating, processing, fractionation, transportation and storage of hydrocarbon products;

•  water and sewage treatment and distribution pipelines;

•  communication towers and satellites;

•  railroads; and

•  other companies with direct or indirect involvement in infrastructure through the development, construction or operation of infrastructure assets.

Infrastructure Securities also include master limited partnerships ("MLPs").

RA Fund defines a Natural Resources Security as, any company or issuer that derives at least 50% of its revenues, profits or value, either directly or indirectly, from natural resources assets including, but not limited to:

•  Timber and Agriculture assets and securities;

•  Commodities and Commodity-Linked assets and securities, including, but not limited to, precious metals, such as gold, silver and platinum, ferrous and nonferrous metals, such as iron, aluminum and copper, metals such as uranium and titanium, hydrocarbons such as coal, oil and natural gas, timberland, undeveloped real property and agricultural commodities; and

•  Energy, including the exploration, production, processing and manufacturing of hydrocarbon-related and chemical-related products.

Each Fund is authorized by its investment policies to use certain types of leverage. The Acquiring Fund currently anticipates obtaining leverage to seek to enhance the yield and net asset value of its common stock, through reverse repurchase agreements, borrowings from banks and/or other financial institutions, and the issuance of debt securities or shares of preferred stock. Although the Acquiring Fund may issue preferred shares or debt securities, it has no current intention to do so during its first year of operations. Each of BOI and HTR may utilize leverage to seek to enhance the yield and net asset value of its common stock, through reverse repurchase agreements, borrowings from banks and/or other financial institutions, and the issuance of debt securities or shares of preferred stock. HHY may utilize financial leverage through borrowings, the issuance of debt securities, or the issuance of preferred shares or through other transactions, such as reverse repurchase agreements, which have the effect of financial leverage. Each of BOI and HTR currently employ leverage through the use of reverse repurchase agreements while HHY currently employs leverage through the use of bank borrowings.

BOI seeks to achieve its investment objective by investing primarily in Mortgage-Related Investments. Under normal market conditions, as a principal strategy, at least 80% of the Fund's Managed Assets will be invested in Mortgage-Related Investments. The Fund normally expects to invest at least 50% of its Managed Assets in Mortgage-Related Investments tied to residential mortgages. Exposure to Mortgage-Related Investments through derivatives may be considered investments in Mortgage-Related Investments for purposes of these policies. The Fund may invest in securities of any credit quality, including securities that are unrated with respect to Mortgage-Related Investments.

HTR invests at least 40% of its total assets in the following:

•  Securities issued and/or guaranteed by the U.S. government or one of its agencies or instrumentalities;

•  RMBS and CMBS rated BBB-and above;

•  Up to 25% of the Fund's total asset may be invested in real estate related asset-backed securities rated BBB-and above; and

•  Cash.

HTR may invest the remaining 60% of its assets in the following:

•  High yield high risk mortgage securities. The Fund's investments in high yield high risk mortgage securities are likely to include unrated investments that would not qualify for a B-/B3 rating or above;

•  Up to 25% of the Fund's total assets may be invested in subprime RMBS. The Fund's limitation on investment in subprime RMBS applies regardless of credit rating;

•  Up to 25% of the Fund's total assets may be invested in high yield high risk corporate securities. The Fund's investments in high yield high risk corporate securities will be principally in instruments that are rated BB/Ba or B/B;

•  Up to 25% of the Fund's total assets may be invested in non-real estate related asset-backed securities rated A-/A3 or above. These asset-backed securities are secured by pools of assets, such as credit card receivables or automobile loans;

•  Investment grade corporate securities, including debt securities, convertible securities and preferred stock;

•  Investment grade issues of real estate investment trusts, including debt securities, convertible securities and preferred stock;

•  Shares of closed-end funds whose principal investments are debt securities;

•  Up to 15% of the Fund's total assets may be invested in Derivative Residential Mortgage-Backed Securities ("Derivative RMBS"). Derivative RMBS means RMBS securities that are specifically designed to have leveraged exposure to interest rates and have specific designations on Bloomberg. These securities designations may include interest-only ("IO") and principal-only ("PO") stripped mortgage-backed securities, inverse floaters ("INV FLTs") and inverse interest-only ("IIO") stripped mortgage-backed securities;

•  Up to 20% of the Fund's total assets may be invested in credit default swaps and total rate of return swaps subject to a 5% counterparty limit;

•  Up to 10% of the Fund's total assets may be invested in B-Notes and Mezzanine Loans subject to a 5% issuer limit; and

•  Futures Contracts and Related Options and Eurodollar Futures Contracts and Options on Futures Contracts.

HTR will normally invest at least 25% of its total assets in privately issued mortgage backed securities.

HHY, under normal market conditions, will invest at least 65% of its total assets in high yield bonds, debentures, notes, corporate loans, convertible debentures, and other debt instruments rated below investment grade (lower than Baa by Moody's or lower than BBB by S&P, or comparably rated by another rating agency), or unrated but determined by the Adviser to be of comparable quality (collectively, "High Yield Obligations"). Lower grade income securities are commonly known as "junk bonds." Except with respect to 10% of its total assets, the debt securities purchased by the Fund will be rated, at the time of investment, above CCC (or a comparable rating) by at least one Rating Agency or, if unrated, determined by the Adviser to be of comparable quality.

Investment Grade Securities. RA Fund, HHY and HTR may each invest in investment grade securities to the extent it does not violate their primary investment strategies. In addition, with respect to HHY, in certain market conditions, the Adviser may determine that securities rated investment grade offer significant opportunities for high income and capital growth and in such conditions, HHY may invest less than 65% of its total assets in High Yield Obligations. BOI has no stated policy with respect to such investments.

Distressed Securities. RA Fund and HHY may each invest up to 10% of their total assets in distressed securities of corporate issuers which include securities: issued by a company in a bankruptcy reorganization proceeding; subject to some other form of public or private debt restructuring; otherwise in default or in significant risk of being in default as to the payment of interest or repayment of principal; or trading at prices substantially below other below investment grade debt securities of companies in similar industries. HTR and BOI have no stated policy with respect to such investments.

Non-U.S. Securities. RA Fund may invest without limitation in foreign securities. HHY may invest up to 30% of its total assets in the securities of issuers that are denominated in foreign currencies or multinational currency units, including in emerging markets. HTR has no stated policy with respect to such investments. BOI may invest up to 10% of its Managed Assets in securities or instruments of issuers domiciled or organized in jurisdictions other than the United States ("foreign issuers"), except that the Fund may invest without limitation in securities or instruments of foreign issuers of MBS if the underlying mortgages are located in the United States or its territories

Equity Securities. RA Fund may invest up to 35% of its Managed Assets in equity securities. HHY may invest up to 35% of its total assets in equity securities, including common and preferred stocks, securities convertible into equity securities, and rights and warrants to purchase any of the foregoing. HTR and BOI have no stated policy with respect to such investments.

Average Effective Portfolio Maturity. None of the Funds have restrictions with respect to average effective portfolio maturity.

Leverage. RA Fund and BOI may issue preferred shares or borrow money and issue debt securities ("traditional leverage") with an aggregate liquidation preference and aggregate principal amount up to 33 1/3% of each Fund's Managed Assets. In addition, RA Fund and BOI may enter into reverse repurchase agreements, swaps, futures, securities lending, or short sales, that may provide leverage (collectively referred to as "effective leverage"). Although certain forms of effective leverage used by RA Fund and BOI may not be considered senior securities under the 1940 Act, such effective leverage will be considered leverage for such Fund's leverage limits. RA Fund's and BOI's total leverage, either through traditional leverage or effective leverage, will not exceed 38% of such Fund's Managed Assets. HHY may utilize financial leverage in an amount equal to approximately 30% of its total assets (including the amount obtained through leverage). HTR may, subject to applicable law and the maintenance limitations for preferred shares, obtain leverage through reverse repurchase agreements, secured bank lines of credit and other various forms of borrowing.

Each of BOI and HTR currently employ leverage through the use of reverse repurchase agreements while HHY currently employs leverage through the use of bank borrowings.

Derivatives. RA Fund, HHY and BOI do not have any stated limitation with respect to derivatives. With respect to HTR, up to 15% of the Fund's total assets may be invested in Derivative RMBS. Derivative RMBS means RMBS securities that are specifically designed to have leveraged exposure to interest rates and have specific designations on Bloomberg. These securities designations may include IO and PO stripped mortgage-backed securities, INV FLTs and IIO stripped mortgage-backed securities. Up to 20% of HTR's total assets may be invested in credit default swaps and total rate of return swaps subject to a 5% counterparty limit. HTR also may invest in futures contracts and related options and Eurodollar futures contracts and options on futures contracts.

Short-Selling. Except for short sales against the box, RA Fund and BOI will not sell short more than 10% of their Managed Assets and the market value for the securities sold short of any one issuer will not exceed 5% of such issuer's voting securities. In addition, RA Fund and BOI may not make short sales or maintain a short position if it would cause more than 25% of such Fund's Managed Assets, taken at market value, to be held as collateral for such sales. Except with respect to short sales against the box, HHY will not sell short if after effect is given to any such short sale, the total market value of all securities sold short would exceed 25% of the value of its net assets, and will not make a short sale which results in the Fund having sold short in the aggregate more than 5% of the outstanding securities of any class of an issuer. All of the Funds may make short sales against the box without respect to such limitations. HTR may not, except in the case of short sales against the box, make any short sale of securities, unless, after giving effect to such sale, the market value of all securities sold short does not exceed 10% of the value of the Fund's total assets and the Fund's aggregate short sale of a particular class of securities does not exceed 25% of the then outstanding securities of that class.

A more detailed description of the Funds' investment objectives and comparison of significant investment policies, other investment strategies and investment approaches is set forth in the tables below.

Investment Objectives:

RA Fund (Acquiring Fund)	BOI	HTR	HHY	Differences
Investment Objectives RA's investment objective is to seek high total return, primarily through high current income and secondarily, through growth of capital.	Investment Objectives BOI's investment objective is to provide high total investment return by providing a high level of current income and the potential for capital appreciation.	Investment Objectives
HTR's primary investment objective is to provide high total return, including short- and long-term capital gains and a high level of current income, through the management of a portfolio of securities.	Investment Objectives
HHY's primary investment objective is to seek high current income. The Fund also seeks capital growth as a secondary objective to the extent consistent with its objective of seeking high current income	Investment Objectives
The Acquiring Fund, HTR and BOI each seek total return through current income, with the Acquiring Fund and BOI also seeking growth of capital. HHY seeks high current income as a primary objective and seeks growth of capital as a secondary objective.

Investment Policies:

RA Fund (Acquiring Fund)	BOI	HTR	HHY	Differences
Primary Investment Strategies
The Fund seeks to achieve its investment objective by investing primarily in the real asset class, which includes the following:
• Real Estate Securities;
• Infrastructure Securities; and
• Natural Resources Securities (collectively, "Real Asset Companies and Issuers").
Under normal market conditions, RA Fund will invest at least 80% of its Managed Assets (average daily net assets plus the amount of any borrowings for investment purposes) in the securities and other instruments of Real Asset Companies and Issuers (the "80% Policy"). RA Fund may change the 80% Policy without shareholder approval, upon at least 60 days' prior written notice to shareholders. RA Fund normally expects to invest at least 65% of its Managed Assets in fixed income securities of Real Asset Companies and Issuers and in derivatives and other instruments that have economic characteristics similar to such securities.	Primary Investment Strategies
The Fund seeks to achieve its investment objective by investing primarily Mortgage-Related Investments. Under normal market conditions, as a principal strategy, at least 80% of the Fund's Managed Assets will be invested in Mortgage-Related Investments (the "80% Policy"). The Fund may change the 80% Policy without shareholder approval upon at least 60 days' prior written notice to shareholders. The Fund normally expects to invest at least 50% of its Managed Assets in Mortgage-Related Investments tied to residential mortgages. Exposure to Mortgage-Related Investments through derivatives may be considered investments in Mortgage-Related Investments for purposes of these policies. The Fund may invest in securities of any credit quality, including securities that are unrated with respect to Mortgage-Related Investments.	Primary Investment Strategies
The Fund will invest at least 40% of its total assets in the following:
• Securities issued and/or guaranteed by the U.S. government or one of its agencies or instrumentalities;
• RMBS and CMBS rated BBB-and above;
• Up to 25% of the Fund's total asset may be invested in real estate related asset-backed securities rated BBB-and above; and
• Cash.
The Fund may invest the remaining 60% of its assets in the following:
• High yield high risk mortgage securities. The Fund's investments in high yield high risk mortgage securities are likely to include unrated investments that would not qualify for a B-/B3 rating or above;
• Up to 25% of the Fund's total assets may be invested in subprime RMBS. The Fund's limitation on investment in subprime RMBS	Primary Investment Strategies
Under normal market conditions, the Fund will invest at least 65% of its total assets in high yield bonds, debentures, notes, corporate loans, convertible debentures, and other debt instruments rated below investment grade (lower than Baa by Moody's or lower than BBB by S&P, or comparably rated by another rating agency), or unrated but determined by the Adviser to be of comparable quality (collectively, "High Yield Obligations"). Lower grade income securities are commonly known as "junk bonds." Except with respect to 10% of its total assets, the debt securities purchased by the Fund will be rated, at the time of investment, above CCC (or a comparable rating) by at least one Rating Agency or, if unrated, determined by the Adviser to be of comparable quality.	Primary Investment Strategies
The primary investment strategy of the Acquiring Fund differs from those of the Target Funds. The Acquiring Fund seeks to achieve its investment objective by investing primarily in the "real assets" asset class and will invest to a significant degree in the fixed income securities of companies in the real estate, infrastructure, and natural resources sectors, and in derivatives and other instruments that have economic characteristics similar to such securities. Under this strategy, the Acquiring Fund may hold a broader range of securities than the Target Funds. BOI seeks to achieve its investment objective by investing primarily in mortgage-related debt securities and other mortgage-related investments. HTR seeks to achieve its investment objective by investing primarily in mortgage-backed and asset-backed securities and high-yield corporate securities. While BOI and HTR each invest to a large degree in securities in the real estate

RA Fund (Acquiring Fund)	BOI	HTR	HHY	Differences
RA Fund actively trades portfolio securities. RA Fund may invest in securities of companies or issuers of any size market capitalization. RA Fund will invest in companies or issuers located throughout the world and there is no limitation on RA Fund's investments in foreign securities or instruments or in emerging markets. RA Fund has flexibility in the relative weightings given to each of the Real Asset categories. In addition, RA Fund may, in the future, invest in additional Real Asset investment categories other than those listed herein, to the extent consistent with its name. RA Fund may invest without limit in investment grade and below investment grade, high yield fixed income securities (commonly referred to as "junk bonds").
RA Fund may also invest in restricted ("144A") or private securities, ABS, including Mortgage-Related Investments, collateralized loan obligations, bank loans (including participations, assignments, senior loans, delayed funding loans and revolving credit facilities), exchange-traded notes, and securities issued and/or guaranteed by the U.S. Government, its agencies or instrumentalities or sponsored corporations. RA Fund considers Mortgage-Related Investments to consist of, but not be limited to, MBS of any kind; interests in loans and/or whole loan pools of mortgages, loans or other instruments used to finance long-term infrastructure, industrial projects and public services; mortgage REITs; ABS that are backed by interest in real estate, land or other types of assets; and securities and other instruments issued by mortgage servicers. RA Fund's investments in MBS may include RMBS or CMBS.	applies regardless of credit rating;
• Up to 25% of the Fund's total assets may be invested in high yield high risk corporate securities. The Fund's investments in high yield high risk corporate securities will be principally in instruments that are rated BB/Ba or B/B;
• Up to 25% of the Fund's total assets may be invested in non-real estate related asset-backed securities rated A-/A3 or above. These asset-backed securities are secured by pools of assets, such as credit card receivables or automobile loans;
• Investment grade corporate securities, including debt securities, convertible securities and preferred stock;
• Investment grade issues of real estate investment trusts, including debt securities, convertible securities and preferred stock;
• Shares of closed-end funds whose principal investments are debt securities;
• Up to 15% of the Fund's total assets may be invested in Derivative Residential Mortgage-Backed Securities ("Derivative RMBS"). Derivative RMBS means RMBS securities that are specifically designed to have leveraged exposure to interest rates and have specific designations on Bloomberg. These securities designations may include interest-only (IO) and principal-only (PO) stripped mortgage-backed securities, inverse floaters (INV FLT) and inverse interest-only (IIO) stripped mortgage-backed securities;

sector, HHY invests predominantly in high yield corporate securities without regard to any specific sector. Specifically, HHY seeks to achieve its investment objective by investing at least 65% of its total assets in high yield bonds, debentures, notes, corporate loans, convertible debentures and other debt instruments rated below-investment grade (lower than Baa by Moody's or lower than BBB by S&P, or comparably rated by another Rating Agency, or unrated but determined by the Adviser to be of comparable quality (also known as "junk bonds"). Except with respect to up to 10% of its total assets, the debt securities purchased by HHY will be rated, at the time of investment, at least CCC (or a comparable rating) by at least one Rating Agency or, if unrated, determined by the Adviser to be of comparable quality. HHY may invest up to 30% of its total assets in the securities, including high yield obligations, of issuers domiciled outside of the United States. HHY may also invest up to 10% of its total assets in securities that are the subject of bankruptcy proceedings or that are in default.

RA Fund (Acquiring Fund)	BOI	HTR	HHY	Differences
RA Fund may invest in fixed income securities of any maturity. The securities RA Fund may invest in may have fixed, floating or variable rates. Under normal market conditions, the RA Fund will invest more than 25% of its total assets in the real estate industry.
RA Fund may also invest up to 35% of its Managed Assets in equities, including common stock, preferred stock, convertible stock, and open-end and closed-end investment companies, including exchange-traded funds.
RA Fund may invest up to 20% of its Managed Assets in fixed income securities other than those of Real Asset Companies and Issuers, including in TIPS and other inflation-linked fixed income securities.
The Adviser will determine RA Fund's strategic allocation with respect to its debt and equity investments as well as its strategic allocation with respect to its investment sub-portfolios.	• Up to 20% of the Fund's total assets may be invested in credit default swaps and total rate of return swaps subject to a 5% counterparty limit;
• Up to 10% of the Fund's total assets may be invested in B-Notes and Mezzanine Loans subject to a 5% issuer limit; and
• Futures Contracts and Related Options and Eurodollar Futures Contracts and Options on Futures Contracts.
The Fund will normally invest at least 25% of its total assets in privately issued mortgage backed securities.
Concentration
Under normal market conditions, the Fund will invest more than 25% of its total assets in the real estate industry. For purposes of this limitation, obligations issued or guaranteed by the U.S. government or its agencies or instrumentalities will not be considered members of any industry. The RA Fund will also invest in a variety of industries related to real assets, including among others, infrastructure, and natural resources, as described in this Joint Proxy Statement/Prospectus.	Concentration The Fund will invest more than 25% of its net assets (plus the amount of any borrowings for investment purposes) in privately issued mortgage backed securities.	Concentration The Fund will normally invest at least 25% of its total assets in privately issued mortgage backed securities.	Concentration
			The Fund may not purchase the securities of any issuer (other than securities issued or guaranteed by the U.S. government or any of its agencies or instrumentalities) if, as a result, 25% or more of the Fund's total assets would be invested in the securities of companies whose principal business activities are in the same industry.	Concentration RA Fund has a policy to concentrate in investments offering exposure to real assets. BOI and HTR have a policy to concentrate in privately issued MBS. HHY has a policy not to concentrate.

RA Fund (Acquiring Fund)	BOI	HTR	HHY	Differences
Investment Grade Securities
The Fund may invest in investment grade corporate securities, including debt securities, convertible securities and preferred stock, as well as investment grade issues of real estate investment trusts, including debt securities, convertible securities and preferred stock.	Investment Grade Securities No policy stated.	Investment Grade Securities
The Fund may invest in investment grade corporate securities, including debt securities, convertible securities and preferred stock, as well as investment grade issues of real estate investment trusts, including debt securities, convertible securities and preferred stock.	Investment Grade Securities
			In certain market conditions, the Adviser may determine that securities rated investment grade (i.e., at least Baa by Moody's or BBB by S&P or comparably rated by another rating agency) offer significant opportunities for high income and capital growth. In such conditions, the Fund may invest less than 65% of its total assets in High Yield Obligations.	Investment Grade Securities The Acquiring Fund and HTR have substantially similar policies. HHY may invest in investment grade securities to a lesser extent. BOI has no stated policy.
Distressed Securities
The Fund may invest up to 10% of its total assets in securities of corporate issuers that are the subject of bankruptcy proceedings or in default as to payment of principal and/or interest or in significant risk of being in such default, or that are rated in the lower rating categories (Ca or lower by Moody's and CC or lower by S&P) or which, if unrated, are in the judgment of the Adviser of equivalent quality (collectively, "Distressed Securities").	Distressed Securities No policy stated.	Distressed Securities No policy stated.	Distressed Securities
			The Fund may invest up to 10% of its total assets in securities of corporate issuers that are the subject of bankruptcy proceedings or in default as to payment of principal and/or interest or in significant risk of being in such default, or that are rated in the lower rating categories (Ca or lower by Moody's and CC or lower by S&P) or which, if unrated, are in the judgment of the Adviser of equivalent quality (collectively, "Distressed Securities").	Distressed Securities The Acquiring Fund and HHY have substantially similar policies. HTR and BOI have no stated policy.
Non-U.S. Securities The Fund may invest, without limitation, in foreign securities or in emerging markets.	Non-U.S. Securities
The Fund may invest up to 10% of its Managed Assets in securities or instruments of issuers domiciled or organized in jurisdictions other than the United States ("foreign issuers"), except that the Fund may invest without limitation in securities or instruments of foreign issuers of MBS if the underlying mortgages are located in the United States or its territories.	Non-U.S. Securities No policy stated.	Non-U.S. Securities
			The Fund may invest up to 30% of its total assets in the securities, including High Yield Obligations, of issuers that are denominated in foreign currencies or multinational currency units, including in emerging markets.	Non-U.S. Securities The Acquiring Fund may invest in non-U.S. securities without limitation. BOI and HTR may invest in non-U.S. securities subject to limitations. HTR has no stated policy.

RA Fund (Acquiring Fund)	BOI	HTR	HHY	Differences
Equity Securities The Fund may invest up to 35% of its Managed Assets in equity securities.	Equity Securities No policy stated.	Equity Securities No policy stated.	Equity Securities
			The Fund may invest up to 35% of its total assets in equity securities, including preferred stocks, common stocks, securities convertible into common stocks or rights or warrants to subscribe for or purchase any of the foregoing. If the Fund holds such investments as a result of purchase of unit offerings of debt securities which include such securities or in connection with an actual or proposed conversion or exchange of debt securities, the Fund will treat such investments, together with any holdings of convertible securities, as debt securities for purposes of its policy to invest at least 65% of its total assets, under normal circumstances, in High Yield Obligations.	Equity Securities The Acquiring Fund and HHY have substantially similar policies. HTR and BOI have no stated policy.
Defensive and Temporary Investments
When adverse market or economic conditions occur, the Fund may temporarily invest all or a portion of its assets in defensive investments that are short-term and liquid. Such investments include U.S. government securities, certificates of deposit, banker's acceptances, time deposits, repurchase agreements, and other high quality debt instruments. When following a defensive strategy, the Fund will be less likely to achieve its investment objective.	Defensive and Temporary Investments
Although under normal market conditions the Fund intends to invest at least 80% of its Managed Assets in securities of Mortgage-Related Investments, when a temporary defensive posture is believed by the Adviser to be warranted ("temporary defensive periods"), the Fund may without limitation hold cash or invest its assets in money market instruments and repurchase agreements in respect of those instruments. The money market instruments in which the Fund may invest are obligations of the U.S. government, its agencies or instrumentalities; commercial paper rated A-1 or higher by S&P or Prime-1 by Moody's; and certificates of deposit and bankers' acceptances issued by domestic branches of U.S. banks that are members of the Federal Deposit Insurance Corporation. During temporary defensive periods, the Fund may also invest to the extent permitted by applicable law in shares of money market mutual funds.	Defensive and Temporary Investments No policy stated.	Defensive and Temporary Investments
			The Fund may implement various temporary "defensive" strategies at times when the Adviser determines that conditions in the markets make pursuing the Fund's basic investment strategy inconsistent with the best interests of its shareholders. These strategies may include investing all or a portion of the Fund's assets in higher-quality debt securities. During all periods when less than 65% of the Fund's total assets are invested in High Yield Obligations, the Fund's yield may be expected to be lower than if at least 65% of the Fund's total assets were invested in High Yield Obligations.	Defensive and Temporary Investments The Acquiring Fund, BOI and HHY have substantially similar policies. HTR has no stated policy.

RA Fund (Acquiring Fund)	BOI	HTR	HHY	Differences
Diversification The Fund is "diversified" under the 1940 Act.	Diversification The Fund is "diversified" under the 1940 Act.	Diversification The Fund is "diversified" under the 1940 Act.	Diversification The Fund is "diversified" under the 1940 Act.	Diversification The Acquiring Fund and the Target Funds have identical policies.
Average Effective Portfolio Maturity No restrictions.	Average Effective Portfolio Maturity No restrictions.	Average Effective Portfolio Maturity No restrictions.	Average Effective Portfolio Maturity No restrictions.	Average Effective Portfolio Maturity The Acquiring Fund and the Target Funds have identical policies.
Leverage
The Fund currently intends to use leverage to seek to achieve its investment objective. The Fund currently anticipates obtaining leverage through reverse repurchase agreements and through borrowings from banks and/or other financial institutions. The Fund may issue preferred shares or borrow money and issue debt securities ("traditional leverage") with an aggregate liquidation preference and aggregate principal amount up to 33 1/3% of the Fund's total assets. In addition, the Fund may enter into reverse repurchase agreements, swaps, futures, securities lending, or short sales, that may provide leverage (collectively referred to as "effective leverage").
Although certain forms of effective leverage used by the Fund may not be considered senior securities under the 1940 Act, such effective leverage will be considered leverage for the Fund's leverage limits. The Fund's total leverage, either through traditional leverage or effective leverage, will not exceed 38% of the Fund's Managed Assets. The use of leverage is subject to numerous risks.
RA Fund, with the approval of its Board, including its Independent Directors, has entered into a financing package that includes a Commitment Facility Agreement (the "BNP Agreement") with BNP Paribas Prime Brokerage, Inc. that allows RA Fund to borrow up to 33 1/3 of its	Leverage
The Fund currently intends to use leverage to seek to achieve its investment objective. The Fund currently anticipates obtaining leverage through reverse repurchase agreements and through borrowings from banks and/or other financial institutions. The Fund may issue preferred shares or borrow money and issue debt securities ("traditional leverage") with an aggregate liquidation preference and aggregate principal amount up to 33 1/3% of the Fund's Total Assets. In addition, the Fund may enter into reverse repurchase agreements, swaps, futures, securities lending, or short sales, that may provide leverage (collectively referred to as "effective leverage").
Although certain forms of effective leverage used by the Fund may not be considered senior securities under the 1940 Act, such effective leverage will be considered leverage for the Fund's leverage limits. The Fund's total leverage, either through traditional leverage or effective leverage, will not exceed 38% of the Fund's Managed Assets. The use of leverage is subject to numerous risks.	Leverage
The Fund intends, subject to applicable law and the maintenance limitations for preferred shares, to obtain leverage through reverse repurchase agreements, secured bank lines of credit and other various forms of borrowing.
The Fund may, but does not currently intend, to offer preferred shares under a separate prospectus for an aggregate offering price not currently expected to exceed 50% of the value of the Fund's net assets to raise a portion of its capital and to provide investment leverage.	Leverage
The Fund expects to utilize financial leverage through borrowings, including a credit facility, the issuance of debt securities, or the issuance of preferred shares or through other transactions, such as reverse repurchase agreements, which have the effect of financial leverage. The Fund currently intends to continue to utilize financial leverage in an amount equal to approximately 30% of its total assets (including the amount obtained through leverage). The Fund is permitted to use leverage in a maximum amount equal to 33 1/3% of its total assets. The Fund, with the approval of its Board of Directors, including its independent Directors, has entered into a financing package that includes a Commitment Facility Agreement (the "BNP Agreement") with BNP Paribas Prime Brokerage, Inc. that allows the Fund to borrow up to 33 1/3% of its total assets. As of March 31, 2016, the Fund had borrowings under the BNP Agreement representing approximately 27.94% of the Fund's total assets. Borrowings under the BNP Agreement are secured by assets of the Fund that are held with the Fund's custodian in a separate account.
			Interest is charged at the 3 month LIBOR (London Inter-bank Offered Rate) plus up to .80% on the amount borrowed and up to .80% on the unused amount.	Leverage The Acquiring Fund and BOI have identical policies. The Acquiring Fund and HTR and HHY each have substantially similar policies.

RA Fund (Acquiring Fund)	BOI	HTR	HHY	Differences

total assets. If the Reorganizations had taken place as of March 31, 2016, RA Fund would have had borrowings under the BNP Agreement representing approximately 6.35% of its total assets. Borrowings under the BNP Agreement are secured by assets of RA Fund that are held with RA Fund's custodian in a separate account and reverse repurchase agreements. Interest is charged in the amount of .80% plus 3 month LIBOR (London Inter-bank Offered Rate), i.e., .80% on the amount borrowed and .80% on the unused amount.

Zero Coupon, Pay-in-Kind and Deferred Payment Securities The Fund may invest in zero coupon bonds, deferred interest bonds, and bonds on which the interest is payable in-kind.	Zero Coupon, Pay-in-Kind and Deferred Payment Securities The Fund may invest in zero coupon bonds, deferred interest bonds, and bonds on which the interest is payable in-kind.	Zero Coupon, Pay-in-Kind and Deferred Payment Securities No stated policy.	Zero Coupon, Pay-in-Kind and Deferred Payment Securities The Fund may invest in zero coupon, pay-in-kind and deferred payment securities, including those that are lower grade securities.	Zero Coupon, Pay-in-Kind and Deferred Payment Securities
The Acquiring Fund, BOI and HHY have substantially similar policies, with the exception that HHY may invest in lower grade securities. HTR has no stated policy.
Corporate Loans
The Fund may invest in primary or secondary market purchases of loans or participation interests in loans extended to corporate borrowers or sovereign governmental entities by commercial banks and other financial institutions.	Corporate Loans No stated policy.	Corporate Loans No stated policy.	Corporate Loans
			The Fund may invest in primary or secondary market purchases of loans or participation interests in loans extended to corporate borrowers or sovereign governmental entities by commercial banks and other financial institutions.	Corporate Loans The Acquiring Fund and HHY have substantially similar policies. HTR and BOI have no stated policy.
Corporate Bonds The Fund may invest in corporate bonds.	Corporate Bonds The Fund may invest in corporate bonds.	Corporate Bonds The Fund may invest in corporate bonds.	Corporate Bonds No stated policy.	Corporate Bonds The Acquiring Fund, HTR and BOI have substantially similar policies. HHY has no stated policy.
Mortgage-Related Securities The Fund may invest in mortgage-related securities.	Mortgage-Related Securities The Fund may invest in mortgage-related securities.	Mortgage-Related Securities The Fund may invest in mortgage-related securities.	Mortgage-Related Securities The Fund may invest in mortgage-related securities.	Mortgage-Related Securities The Acquiring Fund and the Target Funds have substantially similar policies.
Asset-Backed Securities The Fund may invest in asset-backed securities.	Asset-Backed Securities The Fund may invest in asset-backed securities.	Asset-Backed Securities The Fund may invest in asset-backed securities.	Asset-Backed Securities The Fund may invest in asset-backed securities.	Asset-Backed Securities BOI and HTR focus on mortgage-related securities. RA Fund and HHY may invest in mortgage-related securities.

RA Fund (Acquiring Fund)	BOI	HTR	HHY	Differences
Preferred Stock The Fund may invest in preferred stock.	Preferred Stock The Fund may invest in preferred stock.	Preferred Stock The Fund may invest in preferred stock.	Preferred Stock The Fund may invest in preferred stock.	Preferred Stock The Acquiring Fund and the Target Funds have substantially similar policies.
Convertible Securities The Fund may invest in convertible securities.	Convertible Securities The Fund may invest in convertible securities.	Convertible Securities The Fund may invest in convertible securities.	Convertible Securities The Fund may invest in convertible securities.	Convertible Securities The Acquiring Fund and the Target Funds have substantially similar policies.
U.S. Government Securities The Fund may invest in U.S. Government securities.	U.S. Government Securities The Fund may invest in U.S. Government securities.	U.S. Government Securities The Fund may invest in U.S. Government securities.	U.S. Government Securities The Fund may invest in U.S. Government securities.	U.S. Government Securities The Acquiring Fund and the Target Funds have substantially similar policies.
Municipal Obligations The Fund may invest in municipal obligations.	Municipal Obligations The Fund may invest in municipal obligations.	Municipal Obligations No stated policy.	Municipal Obligations The Fund may invest in municipal obligations.	Municipal Obligations RA Fund, HHY and BOI may invest in municipal obligations. HTR have no stated policy.
Illiquid and Restricted Securities The Fund may invest in illiquid and restricted securities.	Illiquid and Restricted Securities The Fund may invest in illiquid and restricted securities.	Illiquid and Restricted Securities The Fund may invest in illiquid and restricted securities.	Illiquid and Restricted Securities
			The Fund may invest without limit in obligations for which no readily available market exists or which are otherwise illiquid, subject to the Fund's policy of not investing in excess of 30% of the Fund's assets in foreign securities or in excess of 10% of its assets in Distressed Securities.	Illiquid and Restricted Securities The Acquiring Fund and the Target Funds have substantially similar policies.
Derivatives
The Fund may purchase and sell derivative instruments such as exchange-listed and over-the-counter put and call options on securities, financial futures, equity, fixed-income and interest rate indices, and other financial instruments. It may purchase and sell financial futures contracts and options thereon.
Moreover, the Fund may enter into various interest rate transactions such as swaps, caps, floors or collars and enter into various currency transactions such as currency forward contracts, currency futures contracts, currency swaps or options on currency or currency futures or credit transactions	Derivatives
The Fund may use various derivative strategies involving the purchase or sale of credit default swaps, total return swaps and other swap agreements, futures and options on securities, indices and currencies, forward foreign currency exchange contracts and other derivatives.
The Fund may use derivatives for a variety of purposes, including: as a hedge against adverse changes in the market prices of securities, interest rates or currency exchange rates; as a substitute for purchasing or selling securities; to increase the Fund's return as a non-hedging strategy that may be considered speculative;	Derivatives
Up to 15% of the Fund's total assets may be invested in Derivative RMBS. Derivative RMBS means RMBS securities that are specifically designed to have leveraged exposure to interest rates and have specific designations on Bloomberg. These securities designations may include IO and principal-only PO stripped mortgage-backed securities, INV FLTs and IIO stripped mortgage-backed securities.
Up to 20% of the Fund's total assets may be invested in credit default swaps and total rate of return swaps subject to a 5% counterparty limit.
The Fund may invest in Futures Contracts and	Derivatives
The Fund may purchase and sell derivative instruments such as exchange-listed and over-the-counter put and call options on securities, financial futures, equity, fixed-income and interest rate indices, and other financial instruments. It may purchase and sell financial futures contracts and options thereon.
Moreover, the Fund may enter into various interest rate transactions such as swaps, caps, floors or collars and enter into various currency transactions such as currency forward contracts, currency futures contracts, currency swaps or options on currency or currency	Derivatives
The Acquiring Fund, BOI and HHY have no stated limitation with respect to derivatives. HTR is limited to investing up to 15% of the Fund's total assets in Derivative RMBS and up to 20% in credit default swaps and total rate of return swaps, subject to a 5% counterparty limit. HTR may also invest in futures contracts and related options and Eurodollar futures contracts and options on futures contracts.

RA Fund (Acquiring Fund)	BOI	HTR	HHY	Differences
and credit default swaps. The Fund may also purchase derivative instruments that combine features of several of these instruments.
The Fund may invest in, or enter into, derivatives for a variety of reasons, including to hedge certain market risks, to provide a substitute for purchasing or selling particular securities or to increase potential income gain.	and to manage the Fund's portfolio characteristics.	Related Options and Eurodollar Futures Contracts and Options on Futures Contracts.	futures or credit transactions and credit default swaps. The Fund may also purchase derivative instruments that combine features of several of these instruments.
The Fund may invest in, or enter into, derivatives for a variety of reasons, including to hedge certain market risks, to provide a substitute for purchasing or selling particular securities or to increase potential income gain.
Reverse Repurchase Agreements The Fund may invest in reverse repurchase agreements.	Reverse Repurchase Agreements The Fund may invest in reverse repurchase agreements.	Reverse Repurchase Agreements The Fund may invest in reverse repurchase agreements.	Reverse Repurchase Agreements The Fund may invest in reverse repurchase agreements.	Reverse Repurchase Agreements The Acquiring Fund and the Target Funds have substantially similar policies.
Repurchase Agreements The Fund may invest in repurchase agreements.	Repurchase Agreements The Fund may invest in repurchase agreements.	Repurchase Agreements The Fund may invest in repurchase agreements.	Repurchase Agreements The Fund may invest in repurchase agreements.	Repurchase Agreements The Acquiring Fund and the Target Funds have substantially similar policies.
Securities Lending The Fund may lend portfolio securities.	Securities Lending The Fund may lend portfolio securities.	Securities Lending The Fund may lend portfolio securities.	Securities Lending The Fund may lend portfolio securities.	Securities Lending The Acquiring Fund and the Target Funds have substantially similar policies.
Collateralized Loan Obligations The Fund may invest in collateralized loan obligations.	Collateralized Loan Obligations The Fund may invest in collateralized loan obligations.	Collateralized Loan Obligations No stated policy	Collateralized Loan Obligations The Fund may invest in collateralized loan obligations.	Collateralized Loan Obligations The Acquiring Fund, BOI and HHY have substantially similar policies. HTR has no stated policy.
Variable and Floating Rate Securities The Fund may invest in variable and floating rate securities.	Variable and Floating Rate Securities The Fund may invest in variable and floating rate securities.	Variable and Floating Rate Securities The Fund may invest in variable and floating rate securities.	Variable and Floating Rate Securities The Fund may invest in variable and floating rate securities.	Variable and Floating Rate Securities The Acquiring Fund and the Target Funds have substantially similar policies.
Stripped Securities The Fund may invest in stripped securities.	Stripped Securities The Fund may invest in stripped securities.	Stripped Securities The Fund may invest in stripped securities.	Stripped Securities The Fund may invest in stripped securities.	Stripped Securities The Acquiring Fund and the Target Funds have substantially similar policies.
Bank Obligations The Fund may invest in bank obligations.	Bank Obligations The Fund may invest in bank obligations.	Bank Obligations No stated policy.	Bank Obligations The Fund may invest in bank obligations.	Bank Obligations The Acquiring Fund, BOI and HHY have substantially similar policies. HTR has no stated policy.

RA Fund (Acquiring Fund)	BOI	HTR	HHY	Differences
Commercial Paper The Fund may invest in commercial paper.	Commercial Paper The Fund may invest in commercial paper.	Commercial Paper No stated policy	Commercial Paper The Fund may invest in commercial paper.	Commercial Paper The Acquiring Fund, BOI and HHY have substantially similar policies. HTR has no stated policy.
Other Short-Term Corporate Obligations
The Fund may invest in other short-term corporate obligations, which include variable amount master demand notes, which are obligations that permit the Fund to invest fluctuating amounts at varying rates of interest pursuant to direct arrangements between the Fund, as lender, and the borrower.	Other Short-Term Corporate Obligations
The Fund may invest in variable or floating rate demand notes issued by corporations, bank holding companies, and financial institutions, as well as variable rate master demand notes.	Other Short-Term Corporate Obligations No stated policy	Other Short-Term Corporate Obligations
			The Fund may invest in other short-term corporate obligations, which include variable amount master demand notes, which are obligations that permit the Fund to invest fluctuating amounts at varying rates of interest pursuant to direct arrangements between the Fund, as lender, and the borrower.	Other Short-Term Corporate Obligations The Acquiring Fund, BOI and HHY have substantially similar policies. HTR has no stated policy.
Private Placements The Fund may invest in private placements.	Private Placements The Fund may invest in private placements.	Private Placements The Fund may invest in private placements.	Private Placements No stated policy.	Private Placements The Acquiring Fund, HTR and BOI have substantially similar policies. HHY has no stated policy.
Short-Selling
The Fund may engage in short-selling.
The Fund may from time to time make short sales of securities, including short sales "against the box." Except for short sales against the box, the Fund will not sell short more than 10% of the Fund's Managed Assets and the market value for the securities sold short of any one issuer will not exceed 5% of such issuer's voting securities. In addition, the Fund may not make short sales or maintain a short position if it would cause more than 25% of the Fund's Managed Assets, taken at market value, to be held as collateral for such sales. The Fund may make short sales against the box without respect to such limitations.	Short-Selling
The Fund may engage in short-selling.
The Fund may from time to time make short sales of securities, including short sales "against the box." Except for short sales against the box, the Fund will not sell short more than 10% of the Fund's Managed Assets and the market value for the securities sold short of any one issuer will not exceed 5% of such issuer's voting securities. In addition, the Fund may not make short sales or maintain a short position if it would cause more than 25% of the Fund's Managed Assets, taken at market value, to be held as collateral for such sales. The Fund may make short sales against the box without respect to such limitations.	Short-Selling
The Fund may engage in short-selling.
The Fund may not, except in the case of short sales against the box, make any short sale of securities, unless, after giving effect to such sale, the market value of all securities sold short does not exceed 10% of the value of the Fund's total assets and the Fund's aggregate short sale of a particular class of securities does not exceed 25% of the then outstanding securities of that class.	Short-Selling
The Fund may engage in short-selling.
Except for short sales against the box, the Fund will not sell short if, after effect is given to any such short sale, the total market value of all securities sold short would exceed 25% of the value of the Fund's net assets. The Fund may not make a short sale which results in the Fund having sold short in the aggregate more than 5% of the outstanding securities of any class of an issuer. The Fund may make short sales against the box without respect to such limitations.	Short-Selling
The Acquiring Fund and BOI have substantially similar policies. Except with respect to short sales against the box, HHY and HTR have policies on the amount of allowable short sales which differ from the Acquiring Fund. The Acquiring Fund and each of the Target Funds may make short sales against the box without limitation.

RA Fund (Acquiring Fund)	BOI	HTR	HHY	Differences
Forward Commitments; When-Issued Securities The Fund may invest in forward commitments and when-issued securities.	Forward Commitments; When-Issued Securities The Fund may enter into forward commitments for the purchase or sale of securities, including on a "when issued" or "delayed delivery" basis.	Forward Commitments; When-Issued Securities The Fund may purchase securities on a "when-issued" basis and may purchase or sell securities on a "forward commitment" basis.	Forward Commitments; When-Issued Securities The Fund may invest in forward commitments and when-issued securities.	Forward Commitments; When-Issued Securities The Acquiring Fund and the Target Funds have substantially similar policies.
REITs The Fund may invest in REITs.	REITs The Fund may invest in mortgage REITs and other REITs. The Fund will not invest more than 10% of its Managed Assets in mortgage REITs.	REITs
The Fund may invest in debt securities, convertible securities and preferred stock issued by real estate investment trusts. The Fund may also hold common stock issued by REITs, if such stock was received as a result of exercising a convertible security.	REITs No stated policy.	REITs
The Acquiring Fund has no stated limitations on investment in REITs. HTR is limited to investing in debt securities, convertible securities and preferred stock issued by REITs, as well as common stock if such stock was received as a result of exercising a convertible security. BOI may not invest more than 10% of its Managed Assets in mortgage REITs. HHY has no stated policy.
MLPs The Fund may invest in MLPs	MLPs The Fund may invest in MLPs.	MLPs No stated policy	MLPs No stated policy.	MLPs The Acquiring Fund and BOI have substantially similar policies. HTR and HHY have no stated policy.
Registered Investment Companies/Exchange traded Funds ("ETFs")
The Fund may invest in registered investment companies, including ETFs, in accordance with the 1940 Act and consistent with the Fund's investment objective.	Registered Investment Companies/ETFs The Fund may invest in registered investment companies, including ETFs, in accordance with the 1940 Act and consistent with the Fund's investment objective.	Registered Investment Companies/ETFs No stated policy	Registered Investment Companies/ETFs The Fund may invest in registered investment companies, including ETFs, in accordance with the 1940 Act and consistent with the Fund's investment objective.	Registered Investment Companies/ETFs The Acquiring Fund, BOI and HHY have substantially similar policies. HTR has no stated policy.
Exchange traded Notes ("ETNs") The Fund may invest in ETNs.	ETNs The Fund may invest in ETNs.	ETNs No stated policy	ETNs No stated policy.	ETNs The Acquiring Fund and BOI have substantially similar policies. HTR and HHY have no stated policy.

Investment Approaches:

RA Fund (Acquiring Fund)	BOI	HTR	HHY

The Adviser utilizes a fundamental, bottom-up, value-based selection methodology, taking into account short-term considerations, such as temporary market mispricing, and long-term considerations, such as values of assets and cash flows. The Adviser also draws upon the expertise and knowledge within Brookfield Asset Management Inc. and its affiliates, which provides extensive owner/operator insights into industry drivers and trends. Brookfield Asset Management Inc. is a global alternative asset manager with approximately $250 billion in assets under management as of June 30, 2016, and over 100 years of experience owning and operating Real Assets, including property, infrastructure, renewable power, timberland and agricultural lands. The Adviser takes a balanced approach to investing, seeking to mitigate risk through diversification, credit analysis, economic analysis, interest rate forecasts, and review of sector and industry trends. The Adviser uses credit research to select individual securities that it believes can add value from income and/or the potential for capital appreciation. The credit research may include an assessment of an issuer's general financial condition, its competitive positioning and management strength, as well as industry characteristics. The Adviser may sell a security due to changes in credit characteristics or outlook, as well as changes in portfolio strategy or cash flow needs. A security held by the Fund may also be sold and replaced with one that presents a better value or risk/reward profile.

The Adviser utilizes a bottom-up, value-based selection methodology, taking into account short-term considerations, such as temporary market mispricing, and long-term considerations, such as values of assets and cash flows. The Adviser's investment philosophy is predicated on acquiring assets in markets where it has a competitive advantage in understanding cash flows. The Adviser utilizes proprietary research and analysis to generate excess returns. An in-depth understanding of the potential range around fundamental factors combined with a detailed assessment of security-specific cash flows is intended to allow the Adviser to construct the Fund's portfolio with attractive cash flowing securities.

The Adviser seeks to capitalize on market inefficiencies to opportunistically emphasize investments offering the most attractive risk adjusted return potential in the current market environment. In particular, the Adviser believes that there remains fundamentally undervalued securities that are well positioned to benefit from a recovery in the housing market. Consequently, the Adviser believes that now may be an opportune time to seek to take advantage of attractive investment opportunities and to further diversify the Fund's portfolio in mortgage-related securities, which may enable the Fund to potentially enhance yield and capture NAV appreciation potential.

The Adviser utilizes a fundamental, bottom-up, value-based selection methodology, taking into account short-term considerations, such as temporary market mispricing, and long-term considerations, such as values of assets and cash flows. The Adviser also draws upon the internal expertise and knowledge within Brookfield Asset Management Inc. and its affiliates, which provides extensive owner/operator insights into industry drivers and trends. The Adviser takes a balanced approach to investing, seeking to mitigate risk through diversification, credit analysis, economic analysis, interest rate forecasts and reviews of sector and industry trends. The Adviser uses proprietary research to select individual securities that it believes can add value from income and/or the potential for capital appreciation. The proprietary research may include an assessment of an issuer's general financial condition, its competitive positioning and management strength, as well as industry characteristics and other factors.

Further Information Regarding the Reorganizations

Each Target Fund's Board has determined that its Reorganization is advisable and in the best interests of such Target Fund and that the interests of such shareholders will not be diluted as a result of the Reorganization. As a result of the Reorganizations, however, shareholders of each Fund will hold a reduced percentage of ownership in the larger Combined Fund than they did in any of the individual Funds.

As a condition to closing, each Fund will receive, with respect to its proposed Reorganization(s), an opinion of Paul Hastings LLP ("Paul Hastings"), subject to certain representations, assumptions and conditions, substantially to the effect that the proposed Reorganization(s) will qualify as a tax-free "reorganization" within the meaning of Section 368(a) of the Code. Accordingly, it is expected that no Fund will recognize gain or loss for federal income tax purposes as a direct result of the Reorganizations. It is also expected that shareholders of a Target Fund who receive Acquiring Fund shares pursuant to a Reorganization generally will recognize no gain or loss for federal income tax purposes, except that gain or loss may be recognized by shareholders of a Target Fund with respect to any cash received in lieu of fractional Acquiring Fund shares being distributed. Prior to the closing of the Reorganization(s), each Target Fund expects to declare a distribution of all of its net investment income and net capital gains, if any. All or a portion of such a distribution may be taxable to a Target Fund's shareholders for federal income tax purposes. In addition, to the extent that a Target Fund's portfolio securities are sold in connection with a Reorganization prior to such Reorganization closing, such Target Fund may realize gains or losses, which may increase or decrease the net capital gain or net investment income to be distributed by the Target Fund.

The Acquiring Fund has a broad and flexible mandate that permits investments in many types of securities that the Target Funds may hold, as well as other types of securities that are not eligible for investment by the Target Funds. Under current market conditions, it is expected that up to approximately 40% of the securities held by BOI, up to approximately 50% of the securities held by HTR, and up to approximately 5% of the securities held by HHY, respectively, may be sold following the Reorganizations as RA Fund's portfolio managers seek to fully align or reposition the portfolio with RA Fund's broader investment guidelines. Brookfield expects that such repositioning will create income growth potential and increase capital appreciation potential for the Combined Fund. RA Fund's portfolio managers expect that the majority (i.e., more than fifty percent (50%)) of the repositioning of each Target Fund will occur in the first six months following the Reorganizations, while certain repositioning may take as long as two years following the Reorganizations, depending upon market conditions and the liquidity of certain securities. RA Fund's portfolio managers do not expect the repositioning to result in significant transaction costs because most of the repositioning will involve the sale of fixed income securities where the transaction costs are built into the price of such securities. To the extent there are transaction costs associated with portfolio repositioning after the Reorganizations, such costs will be borne by the Combined Fund shareholders. BOI's Board requests that shareholders approve their proposed Reorganization at the Special Meeting to be held on November 18, 2016, at 8:30 a.m., Eastern Time. Shareholder approval of a Reorganization requires the affirmative vote of shareholders entitled to cast a majority of the votes entitled to be cast on the matter.

The closing of each Reorganization is contingent upon the closing of all of the Reorganizations. Shareholders of HTR and HHY have approved their respective Reorganization and no further action or solicitation is necessary with respect to those Funds. Because the closing of the Reorganizations is contingent upon all of the Target Funds obtaining the requisite shareholder approvals and satisfying (or obtaining the waiver of) their other closing conditions, it is possible that your Fund's Reorganization will not occur, even if shareholders of your Fund that are entitled to vote on the Reorganization approve the Reorganization and your Fund satisfies all of its closing conditions, if one or more of the other Funds does not obtain its requisite shareholder approvals or satisfy (or obtain the waiver of) its closing conditions. If the requisite shareholder approvals are not obtained, each Fund's Board may take such actions as it deems in the best interests of its Fund, including conducting additional solicitations with respect to the proposals or continuing to operate the Fund as a stand-alone fund. The Reorganizations are not contingent on whether the SP Investment Team Transaction closes. The SP Investment Team Transaction closed on September 16, 2016.

For additional information regarding voting requirements, see "Voting Information and Requirements."

Investing in the Combined Fund following the Reorganizations involves risks. For additional information, see "Risk Factors and Special Considerations."

The Board of each Target Fund recommends that shareholders of each Target Fund vote "FOR" the Reorganization. Shareholders of HHY and HTR approved the Reorganization on September 1, 2016 and September 9, 2016, respectively.

RISK FACTORS AND SPECIAL CONSIDERATIONS

Comparison of Risks

The Chart below compares the principal risks of each Fund. An investment in a Fund may not be appropriate for all investors. Descriptions of these risks and special considerations associated with investing in each Fund are set forth in greater detail below, under "General Risks of Investing in the Funds".

The Funds are not intended to be a complete investment program and, due to the uncertainty inherent in all investments, there can be no assurance that the Funds will achieve their investment objective. Investors should consider their long-term investment goals and financial needs when making an investment decision with respect to a Fund. An investment in a Fund is intended to be a long-term investment, and you should not view a Fund as a trading vehicle. Your shares at any point in time may be worth less than your original investment, even after taking into account the reinvestment of Fund dividends and distributions, if applicable.

Risks	RA Fund	BOI	HHY	HTR
Market Discount Risk	X	X	X	X
High Yield ("Junk") Securities Risk	X	X	X	X
Zero Coupon, Payment In-Kind and Deferred Payment Securities Risk	X	X	X
Stripped Securities Risk	X	X	X	X
Distressed Securities Risk	X		X
Collateralized Loan Obligation ("CLO") Risk	X	X	X
Mortgage and Asset-Backed Securities	X	X	X	X
Residential Mortgage Backed Securities Risk	X	X	X	X
Commercial Mortgage Backed Securities Risk	X	X		X
Prepayment or Call Risk	X	X	X	X
Inflation, Interest Rate and Bond Market Risk	X	X	X	X
Variable and Floating Rate Securities Risk	X	X	X	X
Corporate Bonds Risk	X	X	X	X
Credit Risk	X	X	X	X
Systemic Risk	X	X	X	X
Issuer Risk	X	X	X	X
Event Risk	X	X	X	X
Bank Loan Risk	X	X	X
Leverage Risk	X	X	X	X
Market Risk	X	X	X	X
Common Stock Risk	X	X	X	X
Preferred Stock Risk	X	X	X	X
Convertible Securities Risk	X	X	X	X
Foreign Securities Risk	X	X	X
Emerging Markets Risk	X	X	X
Foreign Currency Risk	X	X	X
REIT Risk	X	X		X
Special Risks of Derivative Transactions	X	X	X	X
Counterparty Risk	X	X	X	X
Liquidity Risk	X	X	X	X
Risks Associated with Position Limits Applicable to Derivatives	X	X	X	X
Risks Related to the Fund's Clearing Broker and Central Clearing Counterparty	X	X	X	X
Swaps	X	X	X	X
Over-the-Counter Trading Risk	X	X	X	X
Tracking Risk	X	X	X	X
Short Sales Risk	X	X	X	X
Securities Lending Risk	X	X	X	X
Repurchase Agreements Risk	X	X	X	X
Reverse Repurchase Agreements Risk	X	X	X	X
Illiquid and Restricted Securities Risk	X	X	X	X
Corporate Loans Risk	X		X

Risks	RA Fund	BOI	HHY	HTR
U.S. Government Securities Risk	X	X	X	X
Municipal Securities Risk	X	X	X
Mezzanine Loan Risk	X	X		X
When-Issued, Forward Commitment and Delayed Delivery Transactions Risk	X	X	X	X
Risks Associated With Long-Term Objective; Not a Complete Investment Program	X	X	X	X
Management Risk	X	X	X	X
Recent Market Events	X	X	X	X
Market Disruption and Geopolitical Risk	X	X	X	X
Potential Conflicts of Interest Risk	X	X	X	X
Anti-Takeover Provisions Risk	X	X	X	X
Unrated Securities Risk	X	X	X	X
Valuation Risk	X	X	X	X
Risks Associated With Status as a Regulated Investment Company	X	X	X	X
Risks Associated with Recent Commodity Futures Trading Commission Rulemaking	X	X	X	X
Exchange-Traded Fund Risk	X	X	X
Exchange-Traded Note Risk	X	X
Small- and Mid-Capitalization Risk	X	X
Defensive Investments	X	X	X	X
Portfolio Selection Risk	X	X	X	X
Portfolio Turnover Risk	X	X	X	X
MLP Risk	X	X
Real Estate Market Risk	X	X		X
Concentration Risk	X	X		X
Fixed Income Risk	X	X	X	X
Investment Risk	X	X	X	X
Return on Capital Risk	X	X	X	X
Commercial Paper Risk	X	X	X	X
Stapled Securities Risk	X	X	X	X
Investment Grade Securities Risk	X		X	X
Short-Term Debt Obligations	X	X	X
Income and Distribution Risk	X	X	X	X

General Risks of Investing in the Funds

Market Discount Risk. Whether investors will realize gains or losses upon the sale of a Fund's shares of common stock will depend upon the market price of the shares at the time of sale, which may be less or more than the Fund's NAV per share. Since the market price of a Fund's shares of common stock will be affected by various factors such as the Fund's dividend and distribution levels (which are in turn affected by expenses), dividend and distribution stability, NAV, market liquidity, the relative demand for and supply of the shares of common stock in the market, unrealized gains, general market and economic conditions and other factors beyond the control of the Fund, it is impossible to predict whether the Fund's shares of common stock will trade at, below or above NAV or at, below or above the public offering price. Shares of common stock of closed-end funds often trade at a discount from their NAVs and a Fund's shares of common stock may trade at such a discount. This risk may be greater for investors expecting to sell their shares of common stock soon after completion of the public offering. The shares of common stock of a Fund is designed primarily for long-term investors, and investors in the Fund's shares of common stock should not view the Fund as a vehicle for trading purposes.

High Yield ("Junk") Securities Risk. Investors should recognize that below investment grade and unrated securities in which a Fund will invest subject Fund shareholders to greater levels of credit risk, call risk and liquidity risk than funds that do not invest in such securities. Generally, lower rated or unrated securities of equivalent credit quality offer a higher return potential than higher rated securities but involve greater volatility of price and greater risk of loss of income and principal, including the possibility of a default or bankruptcy of the issuers of such securities. Lower rated securities and comparable unrated securities will likely have larger uncertainties or major risk exposure to adverse conditions and are predominantly speculative. The occurrence of adverse conditions and uncertainties would likely reduce the value of securities held by a Fund, with a commensurate effect on the value of the Fund's shares of common stock.

While the market values of lower rated securities and unrated securities of equivalent credit quality tend to react less to fluctuations in interest rate levels than do those of higher rated securities, the market value of certain of these lower rated securities also tend to be more sensitive to changes in economic conditions, including unemployment rates, inflation rates and negative investor perception than higher-rated securities. In addition, lower-rated securities and unrated securities of equivalent credit quality generally present a higher degree of credit risk, and may be less liquid than certain other fixed income securities. High yield securities in which a Fund invests may not be listed on any exchange and a secondary market for such securities may be comparatively illiquid relative to markets for other more liquid fixed income securities. Furthermore, there are fewer dealers in the market for high yield securities than for investment grade obligations. The prices quoted by different dealers may vary significantly, and the spread between the bid and asked price is generally much larger for high yield securities than for higher quality instruments. Consequently, transactions in high yield securities may involve greater costs than transactions in more actively traded securities. A lack of publicly-available information, irregular trading activity and wide bid/ask spreads among other factors, may, in certain circumstances, make high yield debt more difficult to sell at an advantageous time or price than other types of securities or instruments. These factors may result in a Fund being unable to realize full value for these securities and/or may result in a Fund not receiving the proceeds from a sale of a high yield security for an extended period after such sale, each of which could result in losses to a Fund. A Fund may incur additional expenses to the extent that it is required to seek recovery upon a default in the payment of principal or interest on its portfolio holdings.

High yield securities structured as zero-coupon bonds or pay-in-kind securities tend to be especially volatile as they are particularly sensitive to downward pricing pressures from rising interest rates or widening spreads and may require a Fund to make taxable distributions of imputed income without receiving the actual cash currency. Issuers of high yield securities may have the right to "call" or redeem the issue prior to maturity, which may result in a Fund having to reinvest the proceeds in other high yield securities or similar instruments that may pay lower interest rates.

Securities which are rated Ba by Moody's, BB by S&P, or BB by Fitch IBCA ("Fitch") have speculative characteristics with respect to capacity to pay interest and repay principal. Securities which are rated B generally lack the characteristics of a desirable investment, and assurance of interest and principal payments over any long period of time may be small. Securities which are rated Caa1 or CCC+ or below are of poor standing and highly speculative. Those issues may be in default or present elements of danger with respect to principal or interest. Securities rated C by Moody's, D by S&P, or the equivalent by Fitch are in the lowest rating class. Such ratings indicate that payments are in default, or that a bankruptcy petition has been filed with respect to the issuer or that the issuer is regarded as having extremely poor prospects. It is unlikely that future payments of principal or interest will be made to a Fund with respect to these highly speculative securities other than as a result of the sale of the securities or the foreclosure or other forms of liquidation of the collateral underlying the securities.

In general, the ratings of the nationally recognized statistical rating organizations ("NRSROs") represent the opinions of these agencies as to the quality of securities that they choose to rate. Such ratings, however, are relative and subjective, and are not absolute standards of quality and do not evaluate the market value risk of the securities. It is possible that an agency might not change its rating of a particular issue to reflect subsequent events. These ratings may be considered by a Fund in the selection of portfolio securities, but the Fund also will rely upon the independent advice of the Adviser to evaluate potential investments.

Zero Coupon, Payment In-Kind and Deferred Payment Securities Risk (applicable to RA Fund, BOI and HHY). A Fund may invest in zero coupon bonds, deferred interest bonds, and bonds on which the interest is payable in-kind ("PIK securities"). Zero coupon and deferred interest bonds are debt obligations which are issued at a significant discount from face value. The discount approximates the total amount of interest the bonds will accrue and compound over the period until maturity or the first interest accrual date at a rate of interest reflecting the market rate of the security at the time of issuance. While zero coupon bonds do not require the periodic payment of interest, deferred interest bonds provide for a period of delay before the regular payment of interest begins. Although this period of delay is different for each deferred interest bond, a typical period is approximately one-third of the bond's term to maturity. PIK securities are debt obligations which provide that the issuer thereof may, at its option, pay interest on such bonds in cash or in the form of additional debt obligations. Such investments benefit the issuer by mitigating its need for cash to meet debt service, but also require a higher rate of return to attract investors who are willing to defer receipt of such cash. Such investments experience greater volatility in market value due to changes in interest rates than debt obligations which provide for regular payments of interest. A Fund will accrue income on such investments based on an effective interest method, which is distributable to shareholders and which, because no cash is received at the time of accrual, may require the liquidation of other portfolio securities to satisfy a Fund's dividend and distribution obligations. As a result, a Fund may have to sell securities at a time when it may be disadvantageous to do so.

Stripped Securities Risk. Stripped securities are created when the issuer separates the interest and principal components of an instrument and sells them as separate securities. In general, one security is entitled to receive the interest payments on the underlying assets (the interest only or "IO" security) and the other to receive the principal payments (the principal only or "PO" security). Some stripped securities may receive a combination of interest and principal payments. The yields to maturity on IOs and POs are sensitive to the expected or anticipated rate of principal payments (including prepayments) on the related underlying assets, and principal payments may have a material effect on yield to maturity. If the underlying assets experience greater than anticipated prepayments of principal, a Fund may not fully recoup its initial investment in IOs. Conversely, if the underlying assets experience less than anticipated prepayments of principal, the yield on POs could be adversely affected. Stripped securities may be highly sensitive to changes in interest rates and rates of prepayment.

Distressed Securities Risk (applicable to RA Fund and HHY). An investment in the securities of financially distressed issuers can involve substantial risks. These securities may present a substantial risk of default or may be in default at the time of investment. A Fund may incur additional expenses to the extent it is required to seek recovery upon a default in the payment of principal or interest on its portfolio holdings. In any reorganization or liquidation proceeding relating to a portfolio company, a Fund may lose its entire investment or may be required to accept cash or securities with a value less than its original investment. Among the risks inherent in investments in a troubled entity is the fact that it frequently may be difficult to obtain information as to the true financial condition of such issuer. The Adviser's judgment about the credit quality of the issuer and the relative value and liquidity of its securities may prove to be wrong.

Collateralized Loan Obligation ("CLO") Risk (applicable to RA Fund, BOI and HHY). CLOs and other similarly structured securities are types of asset-backed securities. The cash flows from the CLO trust are split into two or more portions, called tranches, varying in risk and yield. The riskiest portion is the "equity" tranche which bears the bulk of defaults from the loans in the trust and serves to protect the other, more senior tranches from default in all but the most severe circumstances. Since it is partially protected from defaults, a senior tranche from a CLO trust typically has higher ratings and lower yields than the underlying securities, and can be rated investment grade. Despite the protection from the equity tranche, CLO tranches can experience substantial losses due to actual defaults, increased sensitivity to defaults due to collateral default and disappearance of protecting tranches, market anticipation of defaults and aversion to CLO securities as a class. The risks of an investment in a CLO depend largely on the collateral and the class of the CLO in which a Fund invests. Normally, CLOs and other similarly structured securities are privately offered and sold, and thus are not registered under the securities laws. As a result, investments in CLOs may be characterized by a Fund as illiquid securities; however, an active dealer market, or other relevant measures of liquidity, may exist for CLOs allowing a CLO potentially to be deemed liquid by the Adviser under liquidity policies approved by the Fund's Board of Directors. In addition to the risks associated with debt instruments (e.g., interest rate risk and credit risk), CLOs carry additional risks including, but not limited to: (i) the possibility that distributions from collateral securities will not be adequate to make interest or other payments; (ii) the quality of the collateral may decline in value or default; (iii) the possibility that a Fund may invest in CLOs that are subordinate to other classes; and (iv) the complex structure of the security may not be fully understood at the time of investment and may produce disputes with the issuer or unexpected investment results.

Mortgage and Asset-Backed Securities. Each Fund may invest in a variety of mortgage related and other asset-backed securities, including both commercial and residential mortgage securities and other mortgage backed instruments issued on a public or private basis. Mortgage backed securities represent the right to receive a portion of principal and/or interest payments made on a pool of residential or commercial mortgage loans. When interest rates fall, borrowers may refinance or otherwise repay principal on their mortgages earlier than scheduled. When this happens, certain types of mortgage backed securities will be paid off more quickly than originally anticipated and a Fund will have to invest the proceeds in securities with lower yields. This risk is known as "prepayment risk."

When interest rates rise, certain types of mortgage backed securities will be paid off more slowly than originally anticipated and the value of these securities will fall. This risk is known as "extension risk."

Because of prepayment risk, mortgage backed securities react differently to changes in interest rates than other fixed income securities. Small movements in interest rates (both increases and decreases) may quickly and significantly reduce the value of certain mortgage backed securities.

Like more traditional fixed income securities, the value of asset-backed securities typically increases when interest rates fall and decreases when interest rates rise. Certain asset-backed securities may also be subject to the risk of prepayment. In a period of declining interest rates, borrowers may pay what they owe on the underlying assets more quickly than anticipated. Prepayment reduces the yield to maturity and the average life of the asset-backed securities. In addition, when a Fund reinvests the proceeds of a prepayment it may receive a lower interest rate than the rate on the security that was prepaid. In a period of rising interest rates, prepayments may occur at a slower rate than expected. As a result, the average maturity of a Fund's portfolio may increase. The value of longer term securities generally changes more widely in response to changes in interest rates than shorter term securities.

Residential Mortgage Backed Securities Risk. The investment characteristics of RMBS differ from those of traditional debt securities. The major differences include the fact that, on certain RMBS, prepayments of principal may be made at any time. Prepayment rates are influenced by changes in current interest rates and a variety of economic, geographic, social and other factors and cannot be predicted with certainty. Subordinated classes of CMOs are entitled to receive repayment of principal in many cases only after all required principal payments have been made to more senior classes and also have subordinated rights as to receipt of interest distributions. Such subordinated classes are subject to a greater risk of non-payment than are senior classes of CMOs guaranteed by an agency or instrumentality of the U.S. Government.

Commercial Mortgage Backed Securities Risk (applicable to RA Fund, BOI and HTR). CMBS may involve the risks of delinquent payments of interest and principal, early prepayments and potentially unrecoverable principal loss from the sale of foreclosed property. Subordinated classes of CMBS are entitled to receive repayment of principal only after all required principal payments have been made to more senior classes and also have subordinated rights as to receipt of interest distributions. Such subordinated classes are subject to a greater risk of non-payment than are senior classes.

Prepayment or Call Risk. For certain types of MBS, prepayments of principal may be made at any time. Prepayment rates are influenced by changes in current interest rates and a variety of economic, geographic, social and other factors and cannot be predicted with certainty. During periods of declining mortgage interest rates, prepayments on MBS generally increase. If interest rates in general also decline, the amounts available for reinvestment by a Fund during such periods are likely to be reinvested at lower interest rates than the Fund was earning on the MBS that were prepaid, resulting in a possible decline in the Fund's income and distributions to shareholders. If interest rates fall, it is possible that issuers of fixed income securities with high interest rates will prepay or "call" their securities before their maturity date. Under certain interest rate or prepayment scenarios, a Fund may fail to recoup fully its investment in such securities.

Inflation, Interest Rate and Bond Market Risk. The value of certain fixed income securities in a Fund's portfolio could be affected by interest rate fluctuations. Generally, when market interest rates fall, fixed rate securities prices rise, and vice versa. Interest rate risk is the risk that the securities in a Fund's portfolio will decline in value because of increases in market interest rates. The prices of longer-term securities fluctuate more than prices of shorter-term securities as interest rates change. These risks may be greater in the current market environment because certain interest rates are near historically low levels. A Fund's use of leverage, as described herein, will tend to increase common stock interest rate risk. A Fund utilizes certain strategies, including taking positions in futures or interest rate swaps, for the purpose of reducing the interest rate sensitivity of fixed income securities held by the Fund and decreasing the Fund's exposure to interest rate risk. A Fund is not required to hedge its exposure to interest rate risk and may choose not to do so. To the extent a Fund holds variable or floating rate instruments, a decrease (or, in the case of inverse floating rate securities, an increase) in market interest rates will adversely affect the income received from such securities, which may adversely affect the Fund's NAV. It is likely that there will be less governmental action in the near future to maintain low interest rates. The negative impact on fixed income securities from the resulting rate increases for that and other reasons could be swift and significant, including falling market values and reduced liquidity. Substantial redemptions from bond and other income funds may worsen that impact. Other types of securities also may be adversely affected from an increase in interest rates.

Inflation risk is the risk that the value of assets or income from investments will be worth less in the future as inflation decreases the value of money over time. As inflation increases, the real value of the common stock and distributions can decline. In addition, debt securities that have longer maturities tend to fluctuate more in price in response to changes in market interest rates. A decline in the prices of the portfolio securities owned by a Fund would cause a decline in the Fund's NAV, which in turn is likely to cause a corresponding decline in the market price of the common stock. This risk is more pronounced given the current market environment because certain interest rates are near historically low levels.

Similarly, the yield spreads of the MBS and ABS in which a Fund invests, or yield differentials between the Fund's securities and Treasury or Agency securities with comparable maturities, may widen, causing the Fund's assets to underperform Treasury or Agency securities. The amount of public information available about MBS and ABS in a Fund's portfolio is generally less than that for corporate equities or bonds, and the investment performance of the Fund may therefore be more dependent on the analytical capabilities of the Adviser than if the Fund were a stock or corporate bond fund. Additionally, the secondary market for certain types of MBS and ABS may be less well-developed or liquid than many other securities markets, which may adversely affect a Fund's ability to sell its bonds at attractive prices.

Variable and Floating Rate Securities Risk. Variable and floating rate securities provide for adjustment in the interest rate paid on the obligations. The terms of such obligations typically provide that interest rates are adjusted based upon an interest or market rate adjustment as provided in the respective obligations. The adjustment intervals may be regular, and range from daily up to annually, or may be event-based, such as based on a change in the prime rate. Variable rate obligations typically provide for a specified periodic adjustment in the interest rate, while floating rate obligations typically have an interest rate which changes whenever there is a change in the external interest or market rate. Because of the interest rate adjustment feature, variable and floating rate securities provide a Fund with a certain degree of protection against rises in interest rates, although a Fund will participate in any declines in interest rates as well. Generally, changes in interest rates will have a smaller effect on the market value of variable and floating rate securities than on the market value of comparable fixed-income obligations. Thus, investing in variable and floating rate securities generally allows less opportunity for capital appreciation and depreciation than investing in comparable fixed-income securities.

Corporate Bonds Risk. Corporate debt securities are subject to the risk of the issuer's inability to meet principal and interest payments on the obligation and may also be subject to price volatility due to such factors as interest rate sensitivity, market perception of the creditworthiness of the issuer and general market liquidity. When interest rates rise, the value of corporate debt can be expected to decline. Debt securities with longer maturities tend to be more sensitive to interest rate movements than those with shorter maturities.

Credit Risk. Credit risk is the risk that one or more bonds in a Fund's portfolio will (1) decline in price due to deterioration of the issuer's or underlying pool's financial condition or other events or (2) fail to pay interest or principal when due. The prices of non-investment grade quality securities (that is, securities rated Ba or lower by Moody's or BB or lower by S&P or Fitch) are generally more sensitive to negative developments, such as a general economic downturn or an increase in delinquencies in the pool of underlying mortgages that secure an MBS, than are the prices of higher grade securities. Non-investment grade quality securities are regarded as having predominantly speculative characteristics with respect to the issuer's or pool's capacity to pay interest and repay principal when due and as a result involve a greater risk of default. The market for lower-graded securities may also have less information available than the market for other securities.

Systemic Risk. Credit risk may arise through a default by one of several large institutions that are dependent on one another to meet their liquidity or operational needs, so that a default by one institution causes a series of defaults by the other institutions. This is sometimes referred to as a "systemic risk" and may adversely affect financial intermediaries, such as clearing agencies, clearing houses, securities firms and exchanges, with which a Fund interacts on a daily basis.

Issuer Risk. The value of fixed income securities may decline for a number of reasons which directly relate to the issuer, such as management performance, financial leverage, reduced demand for the issuer's goods and services, historical and prospective earnings of the issuer and the value of the assets of the issuer.

Event Risk. Event risk is the risk that corporate issuers may undergo restructurings, such as mergers, leveraged buyouts, takeovers, or similar events financed by increased debt. As a result of the added debt, the credit quality and market value of a company's bonds and/or other debt securities may decline significantly.

Bank Loan Risk (applicable to RA Fund, BOI and HHY). Bank loans (including senior loans) are usually rated below investment grade. The market for bank loans may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods. Investments in bank loans are typically in the form of an assignment or participation. Investors in a loan participation assume the credit risk associated with the borrower and may assume the credit risk associated with an interposed financial intermediary. Accordingly, if a lead lender becomes insolvent or a loan is foreclosed, a Fund could experience delays in receiving payments or suffer a loss. In an assignment, a Fund effectively becomes a lender under the loan agreement with the same rights and obligations as the assigning bank or other financial intermediary. Accordingly, if the loan is foreclosed, a Fund could become part owner of any collateral, and would bear the costs and liabilities associated with owning and disposing of the collateral. Due to their lower place in the borrower's capital structure and possible unsecured status, junior loans involve a higher degree of overall risk than senior loans of the same borrower. In addition, the floating rate feature of loans means that bank loans will not generally experience capital appreciation in a declining interest rate environment. Declines in interest rates may also increase prepayments of debt obligations and require a Fund to invest assets at lower yields.

A Fund that invests in senior loans may be subject to greater levels of credit risk, call risk, settlement risk and liquidity risk than funds that do not invest in such securities. Senior Loans and other types of direct indebtedness may not be readily marketable and may be subject to restrictions on resale because, among other reasons, they may not be listed on any exchange, or a secondary market for such loans may not exist or if a secondary market exists, it may be comparatively illiquid relative to markets for other more liquid fixed income securities. As a result, in some cases, transactions in senior loans may involve greater costs than transactions in more actively traded securities. Furthermore, restrictions on transfers in loan agreements, a lack of publicly-available information, irregular trading activity and wide bid/ask spreads among other factors, may, in certain circumstances, make senior loans more difficult to sell at what the Adviser believes to be a fair price for such security. These factors may result in a Fund being unable to realize full value for the senior loans and/or may result in a Fund not receiving the proceeds from a sale of a senior loan for an extended period after such sale, each of which could result in losses to a Fund. Senior loans may have extended trade settlement periods which may result in cash not being immediately available to a Fund. In addition, valuation of illiquid indebtedness involves a greater degree of judgment in determining a Fund's NAV than if that value were based on available market quotations, and could result in significant variations in the a Fund's daily share price. At the same time, some loan interests are traded among certain financial institutions and accordingly may be deemed liquid. The Adviser will determine the liquidity of a Fund's investments by reference to market conditions and contractual provisions.

Leverage Risk. Each Fund currently intends to use leverage to seek to achieve its investment objectives. Although a Fund may issue preferred stock or debt securities, they have no current intention to do so within the next one year of operations. The borrowing of money or issuance of debt securities and preferred stock represents the leveraging of a Fund's common stock. In addition, a Fund may also leverage its common stock through investment techniques, such as reverse repurchase agreements, writing credit default swaps, futures or engaging in short sales. Leverage creates risks which may adversely affect the return for the holders of common stock, including:

•  the likelihood of greater volatility of NAV and market price of and distributions in the Fund's common stock;

•  fluctuations in the dividend rates on any preferred stock or in interest rates on borrowings and short-term debt;

•  increased operating costs, which are effectively borne by common shareholders, may reduce the Fund's total return; and

•  the potential for a decline in the value of an investment acquired with borrowed funds, while the Fund's obligations under such borrowing or preferred stock remain fixed.

In addition, the rights of lenders and the holders of preferred stock and debt securities issued by a Fund will be senior to the rights of the holders of common stock with respect to the payment of dividends or to the distribution of assets upon liquidation. Holders of preferred stock have voting rights in addition to and separate from the voting rights of common shareholders. The holders of preferred stock, on the one hand, and the holders of the common stock, on the other, may have interests that conflict in certain situations.

Leverage is a speculative technique that could adversely affect the returns to common shareholders. Leverage can cause a Fund to lose money and can magnify the effect of any losses. To the extent the income or capital appreciation derived from securities purchased with funds received from leverage exceeds the cost of leverage, a Fund's return will be greater than if leverage had not been used. Conversely, if the income or capital appreciation from the securities purchased with such funds is not sufficient to cover the cost of leverage or if the Fund incurs capital losses, the return of a Fund will be less than if leverage had not been used, and therefore the amount available for distribution to common shareholders as dividends and other distributions will be reduced or potentially eliminated (or, in the case of distributions, will consist of return of capital).

A Fund will pay (and the common shareholders will bear) all costs and expenses relating to the Fund's use of leverage, which will result in the reduction of the NAV of the common stock.

A Fund's leverage strategy may not work as planned or achieve its goals. In addition, the amount of fees paid to the Adviser will be higher if the Fund uses leverage because the fees will be calculated on the Fund's total assets minus the sum of accrued liabilities (other than the aggregate indebtedness constituting financial leverage), which may create an incentive for the Adviser to leverage the Fund.

Certain types of borrowings may result in a Fund being subject to covenants in credit agreements, including those relating to asset coverage, borrowing base and portfolio composition requirements and additional covenants that may affect the Fund's ability to pay dividends and distributions on common stock in certain instances. A Fund may also be required to pledge its assets to the lenders in connection with certain types of borrowings. A Fund may be subject to certain restrictions on investments imposed by guidelines of one or more rating agencies which may issue ratings for any preferred shares or short-term debt instruments issued by the Fund. These guidelines may impose asset coverage or portfolio composition requirements that are more stringent than those imposed by the 1940 Act.

Each Fund may utilize leverage by borrowing through a credit facility or through entering into reverse repurchase agreements. As of March 31, 2016, the Funds had aggregate financial leverage from borrowings through a reverse repurchase agreement for HTR and BOI and a credit facility for HHY as a percentage of their total assets as follows:

Ticker	Leverage Ratio
BOI	25.94%
HTR	29.34%
HHY	27.94%

If the Reorganization had occurred on March 31, 2016, the leverage ratio for the Combined Fund would have been 27.22%.

Market Risk. Investing in a Fund involves market risk, which is the risk that securities held by the Fund will fall in market value due to adverse market and economic conditions, perceptions regarding the industries in which the issuers of securities held by the Fund participate and the particular circumstances and performance of particular companies whose securities the Fund holds. An investment in a Fund represents an indirect economic stake in the securities owned by the Fund. The market value of these securities, like other market investments, may move up or down, sometimes rapidly and unpredictably. The NAV of a Fund may at any point in time be worth less than the amount at the time the shareholder invested in the Fund, even after taking into account any reinvestment of distributions.

Common Stock Risk. Common stock of an issuer in a Fund's portfolio may decline in price for a variety of reasons, including if the issuer fails to make anticipated dividend payments. Common stock in which a Fund will invest is structurally subordinated to preferred stock, bonds and other debt instruments in a company's capital structure, in terms of priority to corporate income, and therefore will be subject to greater dividend risk than preferred stock or debt instruments of such issuers. In addition, while common stock has historically generated higher average returns over time than fixed income securities, common stock has also experienced significantly more volatility in those returns.

Preferred Securities Risk. There are special risks associated with investing in preferred securities, including:

Deferral and Omission. Preferred securities may include provisions that permit the issuer, at its discretion, to defer or omit distributions for a stated period without any adverse consequences to the issuer.

Subordination. Preferred securities are subordinated to bonds and other debt instruments in a company's capital structure in terms of priority to corporate income and liquidation payments, and therefore will be subject to greater credit risk than more senior debt instruments.

Liquidity. Preferred securities may be substantially less liquid than many other securities, such as common stock or U.S. government securities.

Limited Voting Rights. Generally, preferred securities offer no voting rights with respect to the issuing company unless preferred dividends have been in arrears for a specified number of periods, at which time the preferred security holders may elect a number of directors to the issuer's board.

Special Redemption Rights. In certain varying circumstances, an issuer of preferred securities may redeem the securities prior to a specified date. As with call provisions, a redemption by the issuer may negatively impact the return of the security held by the Fund.

Convertible Securities Risk. Convertible securities generally offer lower interest or dividend yields than non-convertible securities of similar quality. The market values of convertible securities tend to decline as interest rates increase and, conversely, to increase as interest rates decline. In the absence of adequate anti-dilutive provisions in a convertible security, dilution in the value of a Fund's holding may occur in the event the underlying stock is subdivided, additional equity securities are issued for below market value, a stock dividend is declared or the issuer enters into another type of corporate transaction that has a similar effect.

Foreign Securities Risk (applicable to RA Fund, BOI and HHY). Investments in foreign securities involve certain considerations and risks not ordinarily associated with investments in securities of U.S. issuers. Foreign companies are not generally subject to the same accounting, auditing and financial standards and requirements as those applicable to U.S. companies. Foreign securities exchanges, brokers and listed companies may be subject to less government supervision and regulation than exists in the United States. Dividend and interest income may be subject to withholding and other foreign taxes, which may adversely affect the net return on such investments. There may be difficulty in obtaining or enforcing a court judgment abroad, and it may be difficult to effect repatriation of capital invested in certain countries.

In addition, with respect to certain countries, there are risks of expropriation, confiscatory taxation, political or social instability or diplomatic developments that could affect assets of a Fund held in foreign countries.

There may be less publicly available information about a foreign company than a U.S. company. Foreign securities markets may have substantially less volume than U.S. securities markets and some foreign company securities are less liquid than securities of otherwise comparable U.S. companies. A portfolio of foreign securities may also be adversely affected by fluctuations in the rates of exchange between the currencies of different nations and by exchange control regulations. Foreign markets also have different clearance and settlement procedures that could cause a Fund to encounter difficulties in purchasing and selling securities on such markets and may result in the Fund missing attractive investment opportunities or experiencing loss. In addition, a portfolio that includes foreign securities can expect to have a higher expense ratio because of the increased transaction costs on non-U.S. securities markets and the increased costs of maintaining the custody of foreign securities.

Investments in foreign securities will expose a Fund to the direct or indirect consequences of political, social or economic changes in the countries that issue the securities or in which the issuers are located. Certain countries in which a Fund may invest have historically experienced, and may continue to experience, high rates of inflation, high interest rates, exchange rate fluctuations, large amounts of external debt, balance of payments and trade difficulties and extreme poverty and unemployment. Many of these countries are also characterized by political uncertainty and instability. The cost of servicing external debt will generally be adversely affected by rising international interest rates because many external debt obligations bear interest at rates which are adjusted based upon international interest rates.

Emerging Markets Risk (applicable to RA Fund, BOI and HHY). A Fund may invest in securities of companies in an "emerging market." An "emerging market" country is any country that is considered to be an emerging or developing country by the World Bank. Investments in emerging market securities involve a greater degree of risk than, and special risks in addition to the risks associated with, investments in domestic securities or in securities of foreign, developed countries. Foreign investment risk may be particularly high to the extent that a Fund invests in securities of issuers based or doing business in emerging market countries or invests in securities denominated in the currencies of emerging market countries. Investing in securities of issuers based or doing business in emerging markets entails all of the risks of investing in securities of foreign issuers noted above, but to a heightened degree. These heightened risks include: (i) greater risks of expropriation, confiscatory taxation, nationalization and less social, political and economic stability; (ii) the smaller size of the market for such securities and a lower volume of trading, resulting in a lack of liquidity and in price volatility; (iii) certain national policies which may restrict a Fund's investment opportunities, including restrictions on investing in issuers or industries deemed sensitive to relevant national interests and requirements that government approval be obtained prior to investment by foreign persons; (iv) certain national policies that may restrict the Fund's repatriation of investment income, capital or the proceeds of sales of securities, including temporary restrictions on foreign capital remittances; (v) the lack of uniform accounting and auditing standards and/or standards that may be significantly different from the standards required in the United States; (vi) less publicly available financial and other information regarding issuers; (vii) potential difficulties in enforcing contractual obligations; and (viii) higher rates of inflation, higher interest rates and other economic concerns. Also, investing in emerging market countries may entail purchases of securities of issuers that are insolvent, bankrupt, in default or otherwise of questionable ability to satisfy their payment obligations as they become due, subjecting a Fund to a greater amount of credit risk and/or high yield risk.

Foreign Currency Risk (applicable to RA Fund, BOI and HHY). A Fund may invest in companies whose securities are denominated or quoted in currencies other than U.S. dollars or have significant operations or markets outside of the United States. In such instances, a Fund will be exposed to currency risk, including the risk of fluctuations in the exchange rate between U.S. dollars (in which the Fund's shares are denominated and the distributions are paid by the Fund) and such foreign currencies. Therefore, to the extent a Fund does not hedge its foreign currency risk or the hedges are ineffective, the value of the Fund's assets and income could be adversely affected by currency rate movements.

Certain non-U.S. currencies have been devalued in the past and might face devaluation in the future. Currency devaluations generally have a significant and adverse impact on the devaluing country's economy in the short and intermediate term and on the financial condition and results of companies' operations in that country. Currency devaluations may also be accompanied by significant declines in the values and liquidity of equity and debt securities of affected governmental and private sector entities generally. There can be no assurance that current or future developments with respect to foreign currency devaluations will not impair a Fund's investment flexibility, its ability to achieve its investment objective or the value of certain of its foreign currency denominated investments.

REIT Risk (applicable to RA Fund, BOI and HTR). An investment in a REIT may be subject to risks similar to those associated with direct ownership of real estate, including losses from casualty or condemnation and environmental liabilities, and changes in local and general economic conditions, market value, supply and demand, interest rates, zoning laws, regulatory limitations on rents, property taxes and operating expenses. In addition, an investment in a REIT is subject to additional risks, such as poor performance by the manager of the REIT, adverse changes to the tax laws, changes in the cost or availability of credit, or the failure by the REIT to qualify for tax-free pass-through of income under the Code, and to the risk of general declines in stock prices. In addition, some REITs have limited diversification because they invest in a limited number of properties, a narrow geographic area, or a single type of property. Also, the organizational documents of a REIT may contain provisions that make changes in control of the REIT difficult and time-consuming. As a shareholder in a REIT, a Fund, and indirectly the Fund's shareholders, would bear its ratable share of the REIT's expenses and would at the same time continue to pay its own fees and expenses.

Special Risks of Derivative Transactions. A Fund may participate in derivative transactions. Such transactions entail certain execution, market, counterparty liquidity, hedging and tax risks. Participation in the options or futures markets, in currency transactions and in other derivatives transactions involves investment risks and transaction costs to which the Fund would not be subject absent the use of these strategies. If the Adviser's prediction of movements in the direction of the securities, foreign currency, interest rate or other referenced instruments or markets is inaccurate, the consequences to a Fund may leave the Fund in a worse position than if it had not used such strategies. Valuation may be more difficult in times of market turmoil since many investors and market makers may be reluctant to purchase complex instruments or quote prices for them. Risks inherent in the use of options, foreign currency, futures contracts and options on futures contracts, securities indices and foreign currencies include:

•  dependence on the Adviser's ability to predict correctly movements in the direction of the relevant measure;

•  imperfect correlation between the price of the derivative instrument and movements in the prices of the referenced assets;

•  the fact that skills needed to use these strategies are different from those needed to select portfolio securities;

•  the possible absence of a liquid secondary market for any particular instrument at any time could expose a Fund to losses;

•  certain derivative transactions involve substantial leverage risk and may expose a Fund to potential losses that exceed the amount originally invested;

•  the possible need to defer closing out certain hedged positions to avoid adverse tax consequences;

•  the possible inability of a Fund to purchase or sell a security or instrument at a time that otherwise would be favorable for it to do so, or the possible need for the Fund to sell a security or instrument at a disadvantageous time due to a need for the Fund to maintain "cover" or to segregate securities in connection with the hedging techniques; and

•  the creditworthiness of counterparties.

Counterparty Risk. A Fund will be subject to credit risk with respect to the counterparties to the derivative contracts purchased by the Fund. If a counterparty becomes bankrupt or otherwise fails to perform its obligations due to financial difficulties, a Fund may experience significant delays in obtaining any recovery in bankruptcy or other reorganization proceedings. The Fund may obtain only a limited recovery, or may obtain no recovery, in such circumstances. The counterparty risk for cleared derivatives is generally lower than for uncleared over-the-counter derivative transactions since generally a clearing organization becomes substituted for each counterparty to a cleared derivative contract and, in effect, guarantees the parties' performance under the contract as each party to a trade looks only to the clearing organization for performance of financial obligations under the derivative contract. However, there can be no assurance that a clearing organization, or its members, will satisfy its obligations to a Fund.

Liquidity Risk. Although both over-the-counter and exchange-traded derivatives markets may experience the lack of liquidity, over-the-counter non-standardized derivative transactions are generally less liquid than cleared or exchange-traded instruments. The illiquidity of the derivatives markets may be due to various factors, including congestion, disorderly markets, limitations on deliverable supplies, the participation of speculators, government regulation and intervention, and technical and operational or system failures. In addition, the liquidity of a secondary market in an exchange-traded derivative contract may be adversely affected by "daily price fluctuation limits" established by the exchanges which limit the amount of fluctuation in an exchange-traded contract price during a single trading day. Once the daily limit has been reached in the contract, no trades may be entered into at a price beyond the limit, thus preventing the liquidation of open positions. Prices have in the past moved beyond the daily limit on a number of consecutive trading days. If it is not possible to close an open derivative position entered into by a Fund, the Fund would continue to be required to make daily cash payments of variation margin in the event of adverse price movements. In such a situation, if a Fund has insufficient cash, it may have to sell portfolio securities to meet daily variation margin requirements at a time when it may be disadvantageous to do so. The absence of liquidity may also make it more difficult for a Fund to ascertain a market value for such instruments. The inability to close options and futures positions also could have an adverse impact on a Fund's ability to effectively hedge its portfolio.

Risks Associated with Position Limits Applicable to Derivatives. A Fund's investments in regulated derivatives instruments, such as swaps, futures and options, are or may in the future be subject to maximum position limits established by the U.S. Commodity Futures Trading Commission (the "CFTC") and U.S. and foreign futures exchanges. Under the exchange rules, all accounts owned or managed by advisers, such as the Adviser, their principals and affiliates would be combined for position limit purposes. In order to comply with the position limits, the Adviser may in the future reduce the size of positions that would otherwise be taken for a Fund or not trade in certain markets on behalf of the Fund in order to avoid exceeding such limits. A violation of position limits by the Adviser could lead to regulatory action resulting in mandatory liquidation of certain positions held by the Adviser on behalf of a Fund. There can be no assurance that the Adviser will liquidate positions held on behalf of all the Adviser's accounts in a proportionate manner or at favorable prices, which may result in substantial losses to a Fund.

Risks Related to the Fund's Clearing Broker and Central Clearing Counterparty. The Commodity Exchange Act (the "CEA") requires swaps and futures clearing brokers registered as "futures commission merchants" to segregate all funds received from customers with respect to any orders for the purchase or sale of U.S. domestic futures contracts and cleared swaps from the brokers' proprietary assets. Similarly, the CEA requires each futures commission merchant to hold in a separate secure account all funds received from customers with respect to any orders for the purchase or sale of foreign futures contracts and segregate any such funds from the funds received with respect to domestic futures contracts. However, all funds and other property received by a clearing broker from its customers are held by the clearing broker on a commingled basis in an omnibus account and may be freely accessed by the clearing broker, which may also invest any such funds in certain instruments permitted under the applicable regulation. There is a risk that assets deposited by a Fund with any swaps or futures clearing broker as margin for futures contracts or cleared swaps may, in certain circumstances and to varying degrees for swaps and options contracts, be used to satisfy losses of other clients of the Fund's clearing broker. In addition, the assets of a Fund might not be fully protected in the event of the Fund's clearing broker's bankruptcy, as the Fund would be limited to recovering only a pro rata share of all available funds segregated on behalf of the clearing broker's combined domestic customer accounts.

Similarly, the CEA requires a clearing organization approved by the CFTC as a derivatives clearing organization to segregate all funds and other property received from a clearing member's clients in connection with domestic futures, swaps and options contracts from any funds held at the clearing organization to support the clearing member's proprietary trading. Nevertheless, with respect to futures and options contracts, a clearing organization may use assets of a non-defaulting customer held in an omnibus account at the clearing organization to satisfy payment obligations of a defaulting customer of the clearing member to the clearing organization. With respect to cleared swaps, a clearing organization generally cannot use assets of a non-defaulting customer with limited exceptions. As a result, in the event of a default or the clearing broker's other clients or the clearing broker's failure to extend own funds in connection with any such default, a Fund would not be able to recover the full amount of assets deposited by the clearing broker on behalf of the Fund with the clearing organization.

Swaps. Swap agreements are types of derivatives. In order to seek to hedge the value of a Fund's portfolio, to hedge against increases in the Fund's cost associated with the interest payments on its outstanding borrowings or to seek to increase the Fund's return, a Fund may enter into interest rate or credit default swap transactions. In interest rate swap transactions, there is a risk that yields will move in the direction opposite of the direction anticipated by a Fund, which would cause the Fund to make payments to its counterparty in the transaction that could adversely affect Fund performance. In addition to the risks applicable to swaps generally, credit default swap transactions involve special risks because they are difficult to value, are highly susceptible to liquidity and credit risk, and generally pay a return to the party that has paid the premium only in the event of an actual default by the issuer of the underlying obligation (as opposed to a credit downgrade or other indication of financial difficulty). Credit default swaps may in some cases be illiquid, and they increase credit risk since a Fund has exposure to both the issuer of the referenced obligation and the counterparty to the credit default swap. Additionally, to the extent a Fund sells credit default swap contracts, a Fund effectively adds economic leverage to its portfolio because, in addition to its total net assets, a Fund is subject to investment exposure on the notional amount of the swap in the event of a default of the referenced debt obligation. A Fund is not required to enter into interest rate or credit default swap transactions for hedging purposes or to enhance its return, and may choose not to do so.

Over-the-Counter Trading Risk. Derivative instruments, such as swap agreements, that may be purchased or sold by a Fund may include instruments not traded on an exchange. The risk of nonperformance by the counterparty to an instrument is generally greater than, and the ease with which a Fund can dispose of or enter into closing transactions with respect to an instrument is generally less than, the risk associated with an exchange traded instrument. In addition, greater disparities may exist between "bid" and "asked" prices for derivative instruments that are not traded on an exchange. Derivative instruments not traded on exchanges also are not subject to the same type of government regulation as exchange traded instruments, and many of the protections afforded to participants in a regulated environment may not be available in connection with the transactions.

Tracking Risk. The value of the derivatives that a Fund uses to gain commodities exposure may not correlate to the values of the underlying commodities. When used for hedging purposes, an imperfect or variable degree of correlation between price or rate movements of the derivative instrument and the underlying investment sought to be hedged may prevent the Fund from achieving the intended hedging effect or expose the Fund to risk of loss.

Short Sales Risk. A Fund may take short positions in securities that the Adviser believes may decline in price or in the aggregate may underperform broad market benchmarks. A Fund may also engage in derivatives transactions that provide similar short exposure. In times of unusual or adverse market, economic, regulatory or political conditions, a Fund may not be able, fully or partially, to implement its short selling strategy.

Short sales are transactions in which a Fund sells a security or other instrument (such as an option, forward, futures or other derivative contract) that it does not own. Short selling allows the Fund to profit from a decline in market price to the extent such decline exceeds the transaction costs and the costs of borrowing the securities. If a security sold short increases in price, a Fund may have to cover its short position at a higher price than the short sale price, resulting in a loss. A Fund may have substantial short positions and must borrow those securities to make delivery to the buyer. A Fund may not be able to borrow a security that it needs to deliver or it may not be able to close out a short position at an acceptable price and may have to sell related long positions before it had intended to do so. Thus, a Fund may not be able to successfully implement its short sale strategy due to limited availability of desired securities or for other reasons. Also, there is the risk that the counterparty to a short sale may fail to honor its contractual terms, causing a loss to a Fund.

Because losses on short sales arise from increases in the value of the security sold short, such losses are theoretically unlimited. By contrast, a loss on a long position arises from decreases in the value of the security and is limited by the fact that a security's value cannot go below zero. The use of short sales in combination with long positions in a Fund's portfolio in an attempt to improve performance or reduce overall portfolio risk may not be successful and may result in greater losses or lower positive returns than if a Fund held only long positions. It is possible that a Fund's long securities positions will decline in value at the same time that the value of its short securities positions increase, thereby increasing potential losses to the Fund. In addition, a Fund's short selling strategies will limit its ability to fully benefit from increases in the securities markets.

By investing the proceeds received from selling securities short, a Fund could be deemed to be employing a form of leverage, which creates special risks. The use of leverage may increase a Fund's exposure to long securities positions and make any change in the Fund's NAV greater than it would be without the use of leverage. This could result in increased volatility of returns. There is no guarantee that any leveraging strategy a Fund employs will be successful during any period in which it is employed.

The SEC recently proposed certain restrictions on short sales. If the SEC's proposals are adopted, they could restrict a Fund's ability to engage in short sales in certain circumstances. In addition, regulatory authorities in the United States or other countries may adopt bans on short sales of certain securities, either generally, or with respect to certain industries or countries, in response to market events. Restrictions and/or bans on short selling may make it impossible for a Fund to execute certain investment strategies.

Securities Lending Risk. A Fund may lend its portfolio securities to banks or dealers which meet the creditworthiness standards established by the Board of Directors. Securities lending is subject to the risk that loaned securities may not be available to the Fund on a timely basis and the Fund may therefore lose the opportunity to sell the securities at a desirable price. Any loss in the market price of securities loaned by a Fund that occurs during the term of the loan would be borne by the Fund and would adversely affect the Fund's performance. Also, there may be delays in recovery, or no recovery, of securities loaned or even a loss of rights in the collateral should the borrower of the securities fail financially while the loan is outstanding.

Repurchase Agreements Risk. Subject to its investment objectives and policies, a Fund may invest in repurchase agreements for leverage or investment purposes. Repurchase agreements typically involve the acquisition by a Fund of fixed income securities from a selling financial institution such as a bank, savings and loan association or broker-dealer. The agreement provides that a Fund will sell the securities back to the institution at a fixed time in the future. A Fund does not bear the risk of a decline in the value of the underlying security unless the seller defaults under its repurchase obligation. In the event of the bankruptcy or other default of a seller of a repurchase agreement, a Fund could experience both delays in liquidating the underlying securities and losses, including possible decline in the value of the underlying security during the period in which the Fund seeks to enforce its rights thereto; possible lack of access to income on the underlying security during this period; and expenses of enforcing its rights. While repurchase agreements involve certain risks not associated with direct investments in fixed income securities, a Fund follows procedures approved by the Board of Directors that are designed to minimize such risks. In addition, the value of the collateral underlying the repurchase agreement will be at least equal to the repurchase price, including any accrued interest earned on the repurchase agreement. In the event of a default or bankruptcy by a selling financial institution, a Fund generally will seek to liquidate such collateral. However, the exercise of a Fund's right to liquidate such collateral could involve certain costs or delays and, to the extent that proceeds from any sale upon a default of the obligation to repurchase were less than the repurchase price, the Fund could suffer a loss.

Reverse Repurchase Agreements Risk. Reverse repurchase agreements involve the risks that the interest income earned on the investment of the proceeds will be less than the interest expense of a Fund, that the market value of the securities sold by the Fund may decline below the price at which the Fund is obligated to repurchase the securities and that the securities may not be returned to the Fund. There is no assurance that reverse repurchase agreements can be successfully employed.

Illiquid and Restricted Securities Risk. A Fund may invest in restricted securities and otherwise illiquid investments. Restricted securities are securities that cannot be offered for public resale unless registered under the applicable securities laws or that have a contractual restriction that prohibits or limits their resale such as Rule 144A securities. They may include private placement securities that have not been registered under the Securities Act of 1933, as amended (the "Securities Act"). Restricted securities may not be listed on an exchange and may or may not have an active trading market. An illiquid investment is a security or other investment that cannot be disposed of within seven days in the ordinary course of business at approximately the value at which the Fund has valued the investment. Restricted securities often can be resold only in privately negotiated transactions with a limited number of purchasers or in a public offering registered under the Securities Act. Considerable delay could be encountered in either event and, unless otherwise contractually provided for, a Fund's proceeds upon sale may be reduced by the costs of registration or underwriting discounts. The difficulties and delays associated with such transactions could result in a Fund's inability to realize a favorable price upon disposition of restricted securities, and at times might make disposition of such securities impossible. In addition, a Fund may be unable to sell other illiquid investments when it desires to do so, resulting in a Fund's obtaining a lower price or being required to retain the investment. Illiquid investments generally must be valued at fair value, which is inherently less precise than utilizing market values for liquid investments, and may lead to differences between the price at which a security is valued for determining a Fund's NAV and the price the Fund actually receives upon sale.

Corporate Loans Risk (applicable to RA Fund and HHY). In furtherance of its primary investment objective and subject to its investment policies and limitations, a Fund may also invest in primary or secondary market purchases of loans or participation interests in loans extended to corporate borrowers or sovereign governmental entities by commercial banks and other financial institutions ("Corporate Loans"). As in the case of lower grade securities, the Corporate Loans in which the Fund may invest may be rated below investment grade (lower than Baa by Moody's and lower than BBB by S&P) or may be unrated but of comparable quality in the judgment of the Adviser. As in the case of lower grade securities, such Corporate Loans can be expected to provide higher yields than lower-yielding, higher-rated fixed income securities but may be subject to greater risk of loss of principal and income. The risks of investment in such Corporate Loans are similar in many respects to those of investment in lower grade securities. There are, however, some significant differences between Corporate Loans and lower grade securities. Corporate Loans are frequently secured by pledges of liens and security interests in the assets of the borrower, and the holders of Corporate Loans are frequently the beneficiaries of debt service subordination provisions imposed on the borrower's bondholders. These arrangements are designed to give Corporate Loan investors preferential treatment over investors in lower grade securities in the event of a deterioration in the credit quality of the issuer. Even when these arrangements exist, however, there can be no assurance that the principal and interest owed on the Corporate Loans will be repaid in full. Corporate Loans generally bear interest at rates set at a margin above a generally recognized base lending rate that may fluctuate on a day to day basis, in the case of the prime rate of a U.S. bank, or which may be adjusted on set dates, typically every 30 days but generally not more than one year, in the case of LIBOR. Consequently, the value of Corporate Loans held by the Fund may be expected to fluctuate significantly less than the value of fixed rate lower grade securities as a result of changes in the interest rate environment. On the other hand, the secondary dealer market for Corporate Loans is not as well developed as the secondary dealer market for lower grade securities, and therefore presents increased market risk relating to liquidity and pricing concerns.

U.S. Government Securities Risk. Some U.S. Government securities, such as Treasury bills, notes, and bonds and mortgage-backed securities guaranteed by the Government National Mortgage Association (Ginnie Mae), are supported by the full faith and credit of the United States; others are supported by the right of the issuer to borrow from the U.S. Treasury; others are supported by the discretionary authority of the U.S. Government to purchase the agency's obligations; still others are supported only by the credit of the issuing agency, instrumentality, or enterprise. Although U.S. Government-sponsored enterprises may be chartered or sponsored by Congress, they are not funded by Congressional appropriations, and their securities are not issued by the U.S. Treasury, their obligations are not supported by the full faith and credit of the U.S. Government, and so investments in their securities or obligations issued by them involve greater risk than investments in other types of U.S. Government securities. In addition, certain governmental entities have been subject to regulatory scrutiny regarding their accounting policies and practices and other concerns that may result in legislation, changes in regulatory oversight and/or other consequences that could adversely affect the credit quality, availability or investment character of securities issued or guaranteed by these entities.

The events surrounding the U.S. federal government debt ceiling and any resulting agreement could adversely affect the Fund's ability to achieve its investment objectives. On August 5, 2011, S&P lowered its long-term sovereign credit rating on the U.S. The downgrade by S&P and other future downgrades could increase volatility in both stock and bond markets, result in higher interest rates and lower Treasury prices and increase the costs of all kinds of debt. These events and similar events in other areas of the world could have significant adverse effects on the economy generally and could result in significant adverse impacts on issuers of securities held by the Fund and the Fund itself. The Adviser cannot predict the effects of these or similar events in the future on the U.S. economy and securities markets or on the Fund's portfolio. The Adviser may not timely anticipate or manage existing, new or additional risks, contingencies or developments.

Municipal Securities Risk (applicable to RA Fund, BOI and HHY). The amount of public information available about municipal securities is generally less than that for corporate equities or bonds, and the investment performance of a Fund's municipal securities investments may therefore be more dependent on the analytical abilities of the Adviser. The secondary market for municipal securities, particularly below investment grade municipal securities, also tends to be less well-developed or liquid than many other securities markets, which may adversely affect a Fund's ability to sell such securities at prices approximating those at which the Fund may currently value them. In addition, many state and municipal governments that issue securities are under significant economic and financial stress and may not be able to satisfy their obligations. The ability of municipal issuers to make timely payments of interest and principal may be diminished during general economic downturns and as governmental cost burdens are reallocated among federal, state and local governments. Issuers of municipal securities might seek protection under bankruptcy laws. In the event of bankruptcy of such an issuer, holders of municipal securities could experience delays in collecting principal and interest and such holders may not be able to collect all principal and interest to which they are entitled.

Mezzanine Loan Risk (applicable to RA Fund, BOI and HTR). Mezzanine loans involve certain considerations and risks. For example, the terms of mezzanine loans may restrict transfer of the interests securing such loans (including an involuntary transfer upon foreclosure) or may require the consent of the senior lender or other members or partners of or equity holders in the related real estate company, or may otherwise prohibit a change of control of the related real estate company. These and other limitations on realization on the collateral securing a mezzanine loan or the practical limitations on the availability and effectiveness of such a remedy may affect the likelihood of repayment in the event of a default.

When-Issued, Forward Commitment and Delayed Delivery Transactions Risk. When-issued, forward commitment and delayed delivery transactions occur when securities are purchased or sold by a Fund with payment and delivery taking place in the future to secure an advantageous yield or price. Securities purchased on a when-issued, forward commitment or delayed delivery basis may expose a Fund to counterparty risk of default as well as the risk that securities may experience fluctuations in value prior to their actual delivery. A Fund will not accrue income with respect to a when-issued, forward commitment or delayed delivery security prior to its stated delivery date. Purchasing securities on a when-issued, forward commitment or delayed delivery basis can involve the additional risk that the price or yield available in the market when the delivery takes place may not be as favorable as that obtained in the transaction itself.

Risks Associated With Long-Term Objective; Not a Complete Investment Program. A Fund is intended for investors seeking a high level of total return, with an emphasis on income. A Fund is not meant to provide a vehicle for those who wish to exploit short-term swings in the stock market and is intended for long-term investors. An investment in shares of the Fund should not be considered a complete investment program. Each shareholder should take into account a Fund's investment objective as well as the shareholder's other investments when considering an investment in the Fund.

Management Risk. A Fund is subject to management risk because its portfolio will be actively managed. The Adviser will apply investment techniques and risk analyses in making investment decisions for a Fund, but there can be no guarantee that these will produce the desired results.

Recent Market Events. In the recent past, the debt and equity capital markets in the United States were negatively impacted by significant write-offs in the financial services sector relating to sub-prime mortgages and the re-pricing of credit risk in the broadly syndicated market, among other things. These events, along with the downgrade to the United States credit rating, deterioration of the housing market, the failure of major financial institutions and the resulting United States federal government actions led in the recent past, and may lead in the future, to worsening general economic circumstances, which did, and could, materially and adversely impact the broader financial and credit markets and reduce the availability of debt and equity capital for the market as a whole and financial firms in particular. These events may increase the volatility of the value of securities owned by the Fund and/or result in sudden and significant valuation increases or decreases in its portfolio. These events also may make it more difficult for the Fund to accurately value its securities or to sell its securities on a timely basis. In addition, illiquidity and volatility in the credit markets may directly and adversely affect the setting of the Fund's distribution rates on its shares of common stock.

While the extreme volatility and disruption that U.S. and global markets experienced for an extended period of time beginning in 2007 and 2008 has generally subsided, uncertainty and periods of volatility remain, and risks to a robust resumption of growth persist. Federal Reserve policy, including with respect to certain interest rates and the decision to begin tapering its quantitative easing policy, may adversely affect the value, volatility and liquidity of dividend and interest paying securities. Market volatility, rising interest rates and/or a return to unfavorable economic circumstances could impair the Fund's ability to achieve its investment objective.

General market uncertainty and consequent re-pricing of risk have led to market imbalances of sellers and buyers, which in turn have resulted in significant valuation uncertainties in a variety of securities and significant and rapid value decline in certain instances. Additionally, periods of market volatility remain, and may continue to occur in the future, in response to various political, social and economic events both within and outside of the United States. These circumstances resulted in, and in many cases continue to result in, greater price volatility, less liquidity, widening credit spreads and a lack of price transparency, with many securities remaining illiquid and of uncertain value. Such market circumstances may make valuation of some of the Fund's securities uncertain and/or result in sudden and significant valuation increases or declines in its holdings. If there is a significant decline in the value of the Fund's portfolio, this may impact the asset coverage levels for any outstanding leverage the Fund may have.

Market Disruption and Geopolitical Risk. The aftermath of the war in Iraq, instability in Afghanistan, Pakistan, Egypt, Libya, Syria, Russia, Ukraine and the Middle East, possible terrorist attacks in the United States and around the world, growing social and political discord in the United States, the European debt crisis, the response of the international community—through economic sanctions and otherwise—to Russia's recent annexation of the Crimea region of Ukraine and posture vis-a-vis Ukraine, further downgrade of U.S. Government securities and other similar events, may have long-term effects on the U.S. and worldwide financial markets and may cause further economic uncertainties in the United States and worldwide. The Fund does not know and cannot predict how long the securities markets may be affected by these events and the effects of these and similar events in the future on the U.S. economy and securities markets. The Fund may be adversely affected by abrogation of international agreements and national laws which have created the market instruments in which the Fund may invest, failure of the designated national and international authorities to enforce compliance with the same laws and agreements, failure of local, national and international organization to carry out their duties prescribed to them under the relevant agreements, revisions of these laws and agreements which dilute their effectiveness or conflicting interpretation of provisions of the same laws and agreements. The Fund may be adversely affected by uncertainties such as terrorism, international political developments, and changes in government policies, taxation, restrictions on foreign investment and currency repatriation, currency fluctuations and other developments in the laws and regulations of the countries in which it is invested.

Potential Conflicts of Interest Risk. The Adviser and its affiliates are involved worldwide with a broad spectrum of financial services and asset management activities and may engage in the ordinary course of business in activities in which their interests or the interests of their clients may conflict with those of a Fund. The Adviser and its affiliates may provide investment management services to other funds and discretionary managed accounts that follow an investment program similar to that of a Fund. Subject to the requirements of the 1940 Act, the Adviser and its affiliates intend to engage in such activities and may receive compensation from third parties for their services. Neither the Adviser nor its affiliates are under any obligation to share any investment opportunity, idea or strategy with a Fund. As a result, the Adviser and its affiliates may compete with a Fund for appropriate investment opportunities. The results of a Fund's investment activities, therefore, may differ from those of other accounts managed by the Adviser and its affiliates, and it is possible that a Fund could sustain losses during periods in which one or more of the proprietary or other accounts managed by the Adviser or its affiliates achieve profits. The Adviser has informed each Fund's Board of Directors that the investment professionals associated with the Adviser are actively involved in other investment activities not concerning the Fund and will not be able to devote all of their time to the Fund's business and affairs. The Adviser and its affiliates have adopted policies and procedures designed to address potential conflicts of interests and to allocate investments among the accounts managed by the Adviser and its affiliates in a fair and equitable manner.

Anti-Takeover Provisions Risk. Each Fund's charter and Bylaws contain provisions that may delay, defer or prevent a transaction or a change in control that might otherwise be in the best interests of the shareholders. Such provisions may discourage outside parties from seeking control of a Fund or seeking to change the composition of its Board of Directors, which could result in shareholders not having the opportunity to realize a price greater than the current market price for their shares at some time in the future.

Each Fund's charter classifies the Fund's Board of Directors into three classes, with each class of directors serving until the third annual meeting following their election and until their successors are duly elected and qualified, and authorizes the Board of Directors to cause the Fund to issue additional shares of stock. The Board of Directors of each Fund also may classify or reclassify any unissued shares of common stock into one or more classes or series of stock, including preferred stock, may set the terms of each class or series and may authorize a Fund to issue the newly-classified or reclassified shares, in each such instance without shareholder approval. The Board of Directors of each of the Acquiring Fund, BOI and HHY, respectively, may, without any action by the shareholders, amend the charter of each of the Acquiring Fund, BOI and HHY, respectively, from time to time, to increase or decrease the aggregate number of shares or the number of shares of any class or series that the Acquiring Fund, BOI and HHY has the authority to issue.

These provisions could have the effect of depriving common shareholders of opportunities to sell their shares of common stock at a premium over the then current market price of the shares of common stock.

Unrated Securities Risk. Because a Fund may purchase securities that are not rated by any rating organization, the Adviser may internally assign ratings to certain of those securities, after assessing their credit quality, in categories of those similar to those of rating organizations. Some unrated securities may not have an active trading market or may be difficult to value, which means a Fund might have difficulty selling them promptly at an acceptable price.

Valuation Risk. The Adviser may use an independent pricing service or prices provided by dealers to value certain fixed income securities at their market value. Because the secondary markets for certain investments may be limited, they may be difficult to value. When market quotations are not readily available or are deemed to be unreliable, each Fund values its investments at fair value as determined in good faith pursuant to policies and procedures approved by the Board of Directors. Fair value pricing may require subjective determinations about the value of a security or other asset. As a result, there can be no assurance that fair value pricing will result in adjustments to the prices of securities or other assets, or that fair value pricing will reflect actual market value, and it is possible that the fair value determined for a security or other asset will be materially different from quoted or published prices, from the prices used by others for the same security or other asset and/or from the value that actually could be or is realized upon the sale of that security or other asset. Where market quotations are not readily available, valuation may require more research than for more liquid investments. In addition, elements of judgment may play a greater role in valuation in such cases than for investments with a more active secondary market because there is less reliable objective data available.

Risks Associated With Status as a Regulated Investment Company. Each Fund intends to qualify for federal income tax purposes as a regulated investment company under Subchapter M of the Code. Qualification requires, among other things, compliance by the Fund with certain distribution requirements. Statutory limitations on distributions on the shares of common stock if a Fund is leveraged and fails to satisfy the 1940 Act's asset coverage requirements could jeopardize the Fund's ability to meet such distribution requirements. Each Fund presently intends, however, to purchase or redeem any outstanding leverage to the extent necessary in order to maintain compliance with such asset coverage requirements.

Risks Associated with Recent Commodity Futures Trading Commission Rulemaking. The Adviser has claimed an exclusion from definition of the term "commodity pool operator" in accordance with Rule 4.5 promulgated by the CFTC with respect to each Fund, so that the Adviser is not subject to registration or regulation as a commodity pool operator under the CEA. In order to maintain the exclusion for the Adviser, a Fund must invest no more than a prescribed level of its liquidation value in futures, swaps and certain other derivative instruments subject to CEA jurisdiction and the Fund must not market itself as providing investment exposure to such instruments. If a Fund's investments no longer qualify for the exclusion, the Adviser may be subject to the CFTC registration requirement, and the disclosure and operations of the Fund would need to comply with all applicable regulations governing commodity pools and commodity pool operators. Compliance with these additional registration and regulatory requirements may increase operating expenses. Other potentially adverse regulatory requirements may develop.

Exchange-Traded Fund Risk (applicable to RA Fund, BOI and HHY). ETFs are typically open-end investment companies that are bought and sold on a national securities exchange. When a Fund invests in an ETF, it will bear additional expenses based on its pro rata share of the ETF's operating expenses, including the potential duplication of management fees. The risk of owning an ETF generally reflects the risks of owning the underlying securities it holds. Many ETFs seek to replicate a specific benchmark index. However, an ETF may not fully replicate the performance of its benchmark index for many reasons, including because of the temporary unavailability of certain index securities in the secondary market or discrepancies between the ETF and the index with respect to the weighting of securities or the number of stocks held. Inverse ETFs are subject to the risk that their performance will fall as the value of their benchmark indices rises. Lack of liquidity in an ETF could result in an ETF being more volatile than the underlying portfolio of securities it holds. In addition, because of ETF expenses, compared to owning the underlying securities directly, it may be more costly to own an ETF. The Fund also will incur brokerage costs when it purchases ETFs.

If a Fund invests in shares of another mutual fund, shareholders will indirectly bear fees and expenses charged by the underlying mutual funds in which the Fund invests in addition to the Fund's direct fees and expenses. Furthermore, investments in other mutual funds could affect the timing, amount and character of distributions to shareholders and therefore may increase the amount of taxes payable by investors in the Fund.

Exchange-Traded Note Risk (applicable to RA Fund and BOI). ETNs are subject to the credit risk of the issuer. The value of an ETN will vary and will be influenced by its time to maturity, level of supply and demand for the ETN, volatility and lack of liquidity in underlying securities, currency and commodities markets as well as changes in the applicable interest rates, changes in the issuer's credit rating, and economic, legal, political, or geographic events that affect the referenced index. There may be restrictions on the Fund's right to redeem its investment in an ETN, which is meant to be held until maturity. Each Fund's decision to sell its ETN holdings may be limited by the availability of a secondary market.

Small- and Mid-Capitalization Risk (applicable to RA Fund and BOI). The Fund may invest across large-, mid-, and small-capitalization stocks. From time to time, the Fund may invest its assets in small- and medium-size companies. Such investments entail greater risk than investments in larger, more established companies. Small- and medium-size companies may have narrower markets and more limited managerial and financial resources than larger, more established companies. As a result of these risks and uncertainties, the returns from these small- and medium-size stocks may trail returns from the overall stock market. Historically, these stocks have been more volatile in price than the large-capitalization stocks.

Defensive Investments. When adverse market or economic conditions occur, the Fund may temporarily invest all or a portion of its assets in defensive investments that are short-term and liquid. Such investments include U.S. government securities, certificates of deposit, banker's acceptances, time deposits, repurchase agreements, and other high quality debt instruments. When following a defensive strategy, the Fund will be less likely to achieve its investment objective.

Portfolio Selection Risk. The Adviser's judgment about the quality, relative yield, relative value or market trends affecting a particular sector or region, market segment, security or about interest rates generally may prove to be incorrect.

Portfolio Turnover Risk. A high portfolio turnover rate (100% or more) has the potential to result in the realization and distribution to shareholders of higher capital gains, which may subject you to a higher tax liability. A high portfolio turnover rate also leads to higher transaction costs.

MLP Risk (applicable to RA Fund and BOI). An MLP that invests in a particular industry (e.g. oil and gas) will be harmed by detrimental economic events within that industry. Recently, the energy sector has experienced significant volatility as a result of fluctuations in the price of oil and such volatility may continue in the future. As a result, MLPs that invest in the oil industry are subject to greater volatility than MLPs which do not invest in the oil sector. As partnerships, MLPs may be subject to less regulation (and less protection for investors) under state laws than corporations. In addition, MLPs may be subject to state taxation in certain jurisdictions, which may reduce the amount of income an MLP pays to its investors.

Real Estate Market Risk (applicable to RA Fund, BOI and HTR). The Fund will not invest in real estate directly, but only in securities issued by real estate companies. However, because the Fund has significant exposure to the real estate sector, the Fund is also subject to the risks associated with the direct ownership of real estate. These risks include:

•  declines in the value of real estate;

•  risks related to general and local economic conditions;

•  possible lack of availability of mortgage funds;

•  overbuilding;

•  extended vacancies of properties;

•  increased competition;

•  increases in property taxes and operating expenses;

•  changes in zoning laws;

•  losses due to costs resulting from the clean-up of environmental problems;

•  liability to third parties for damages resulting from environmental problems;

•  casualty or condemnation losses;

•  limitations on rents;

•  changes in neighborhood values and the appeal of properties to tenants; and

•  changes in interest rates.

Thus, the value of the Fund's shares may change at different rates compared to the value of shares of a fund with investments in a mix of different industries.

Concentration Risk (applicable to RA Fund, BOI and HTR). Concentration risk is the risk that each Fund's investments in the securities of companies in one industry will cause a Fund to be more exposed to developments affecting a single industry or market sector than a more broadly diversified fund would be. A Fund may be subject to greater volatility with respect to its portfolio securities than a fund that is more broadly diversified.

Fixed Income Risk. The prices of fixed income securities react to economic developments, particularly interest rate changes, as well as to perceptions about the credit risk of individual issuers. Increases in interest rates can cause the prices of a Fund's fixed income securities to decline, and the level of current income from a portfolio of fixed income securities may decline in certain interest rate environments. These risks may be greater in the current market environment because interest rates are near historically low levels. It is likely that there will be less governmental action in the near future to maintain low interest rates. The negative impact on fixed income securities from the resulting rate increases for that and other reasons may be swift and significant.

Following the financial crisis of 2008, the Federal Reserve Board lowered the target range for the federal funds rate to near zero and implemented quantitative easing programs. Quantitative easing ended in 2014. In a statement issued in March 2015, the Federal Open Market Committee stated that it anticipated that it would be appropriate to raise the target range for the federal funds rate when it had seen some further improvement in the labor market and was reasonably confident that inflation would move back to its two percent objective over the medium term. In December 2015, the Federal Open Market Committee decided to raise the target range for the federal funds rate to one-quarter to one-half percent and addressed how it would determine the timing and size of future adjustments to the target range for the federal funds rate.

Investment Risk. An investment in a Fund is subject to investment risk, including the possible loss of the entire principal amount that you invest.

Return of Capital Risk. Each Fund expects to make quarterly distributions at a level percentage rate regardless of its quarterly performance. All or a portion of such distributions may represent a return of capital. A return of capital is the portion of the distribution representing the return of your investment in a Fund. A return of capital is tax-free to the extent of a shareholder's basis in a Fund's shares and reduces the shareholder's basis to that extent.

Commercial Paper Risk. Commercial paper includes short-term unsecured promissory notes, variable rate demand notes, and variable rate master demand notes issued by domestic and foreign bank holding companies, corporations, and financial institutions as well as similar taxable and tax-exempt instruments issued by government agencies and instrumentalities. These instruments are generally unsecured, which increases the credit risk associated with this type of investment.

Stapled Security Risk. A stapled security is a security that is comprised of two parts that cannot be separated from one another. The two parts of a stapled security are a unit of a trust and a share of a company. The resulting security is influenced by both parts, and must be treated as one unit at all times, such as when buying or selling a security. The value of stapled securities and the income derived from them may fall as well as rise. Stapled securities are not obligations of, deposits in, or guaranteed by a Fund. The listing of stapled securities on a domestic or foreign exchange does not guarantee a liquid market for stapled securities.

Investment Grade Securities Risk (applicable to RA Fund, HTR and HHY). Investment grade corporate securities are securities rated BBB- or above by Standard and Poor's Corporation or Fitch IBCA or Baa3 or above by Moody's Investors Service, Inc. or, if non-rated, are determined by the Adviser to be of comparable credit quality. Investment grade corporate securities are fixed income securities issued by U.S. corporations, including debt securities, convertible securities and preferred stock. Ratings are only the opinions of the companies issuing them and are not guarantees as to quality.

Short-term Debt Obligations Risk (applicable to RA Fund, BOI and HHY). A Fund may invest in certain bank obligations including certificates of deposit, bankers' acceptances, time deposits and promissory notes that earn a specified rate of return and may be issued by (i) a domestic branch of a domestic bank, (ii) a foreign branch of a domestic bank, (iii) a domestic branch of a foreign bank or (iv) a foreign branch of a foreign bank. Bank obligations may be structured as fixed-, variable- or floating-rate obligations.

Certificates of deposit, or so-called CDs, typically are interest-bearing debt instruments issued by banks and have maturities ranging from a few weeks to several years. Yankee dollar certificates of deposit are negotiable CDs issued in the United States by branches and agencies of foreign banks. Eurodollar certificates of deposit are CDs issued by foreign banks with interest and principal paid in U.S. dollars. Eurodollar and Yankee Dollar CDs typically have maturities of less than two years and have interest rates that typically are pegged to the London Interbank Offered Rate or LIBOR. Bankers' acceptances are time drafts drawn on and accepted by banks, are a customary means of effecting payment for merchandise sold in import-export transactions and are a general source of financing. A time deposit can be either a savings account or CD that is an obligation of a financial institution for a fixed term. Typically, there are penalties for early withdrawals of time deposits.

Promissory notes are written commitments of the maker to pay the payee a specified sum of money either on demand or at a fixed or determinable future date, with or without interest.

Bank investment contracts are issued by banks. Pursuant to such contracts, a Fund may make cash contributions to a deposit fund of a bank. The bank then credits to the Fund payments at floating or fixed interest rates. A Fund also may hold funds on deposit with its custodian for temporary purposes.

Certain bank obligations, such as some CDs, are insured by the FDIC up to certain specified limits. Many other bank obligations, however, are neither guaranteed nor insured by the FDIC or the U.S. Government. These bank obligations are "backed" only by the creditworthiness of the issuing bank or parent financial institution. Domestic and foreign banks are subject to different governmental regulation. Accordingly, certain obligations of foreign banks, including Eurodollar and Yankee dollar obligations, involve different and/or heightened investment risks than those affecting obligations of domestic banks, including, among others, the possibilities that: (i) their liquidity could be impaired because of political or economic developments; (ii) the obligations may be less marketable than comparable obligations of domestic banks; (iii) a foreign jurisdiction might impose withholding and other taxes at high levels on interest income; (iv) foreign deposits may be seized or nationalized; (v) foreign governmental restrictions such as exchange controls may be imposed, which could adversely affect the payment of principal and/or interest on those obligations; (vi) there may be less publicly available information concerning foreign banks issuing the obligations; and (vii) the reserve requirements and accounting, auditing and financial reporting standards, practices and requirements applicable to foreign banks may differ (including, less stringent) from those applicable to domestic banks. Foreign banks generally are not subject to examination by any U.S. Government agency or instrumentality.

Income and Distribution Risk. The income that shareholders receive from a Fund is expected to be based in part on income from short-term gains that a Fund earns from dividends and other distributions received from its investments. If the distribution rates or yields of a Fund's holdings decrease, shareholders' income from that Fund could decline. In selecting equity income securities in which a Fund will invest, the Adviser will consider the issuer's history of making regular periodic distributions (i.e., dividends) to its equity holders. An issuer's history of paying dividends or other distributions, however, does not guarantee that the issuer will continue to pay dividends or other distributions in the future. The dividend income stream associated with equity income securities generally is not fixed but are elected and declared at the discretion of the issuer's board of directors and will be subordinate to payment obligations of the issuer on its debt and other liabilities. Accordingly, an issuer may forgo paying dividends on its equity securities. In addition, because in most instances issuers are not obligated to make periodic distributions to the holders of their equity securities, such distributions or dividends generally may be discontinued at the issuer's discretion. There can be no assurance that monthly distributions paid by a Fund to the shareholders will be maintained at initial levels or increase over time.

Risk Applicable to the Acquiring Fund Only

The principal risks of investing in the Acquiring Fund are described below. The Acquiring Fund may invest in a broader range of securities than the Target Funds and is expected to emphasize industry sectors different from those in which the Target Funds primarily invest. The risks and special considerations listed below should be considered by shareholders of each Target Fund in their evaluation of the Reorganizations.

An investment in the Acquiring Fund may not be appropriate for all investors. The Acquiring Fund is not intended to be a complete investment program and, due to the uncertainty inherent in all investments, there can be no assurance that the Acquiring Fund will achieve its investment objective. Investors should consider their long-term investment goals and financial needs when making an investment decision with respect to the Acquiring Fund. An investment in the Acquiring Fund is intended to be a long-term investment, and you should not view the Fund as a trading vehicle. Your shares at any point in time may be worth less than your original investment, even after taking into account the reinvestment of Fund dividends and distributions, if applicable.

See "Comparison of the Funds" in this Joint Proxy Statement/Prospectus for a more detailed description of the principal differences among the Funds.

Asset Allocation Risk. The Fund is subject to the risk that the Adviser's selection and weighting of asset classes may cause the Fund to fail to meet its investment objective, cause the Fund to underperform other funds with a similar investment objective or cause an investor to lose money.

Commodity-Related Investments Risk. The value of commodities investments will generally be affected by overall market movements and factors specific to a particular industry or commodity, which may include weather, embargoes, tariffs, and health, political, international and regulatory developments. Economic and other events (whether real or perceived) can reduce the demand for commodities, which may reduce market prices and cause the value of Fund shares to fall. The frequency and magnitude of such changes cannot be predicted. Exposure to commodities and commodities markets may subject a fund to greater volatility than investments in traditional securities. No active trading market may exist for certain commodities investments, which may impair the ability of a fund to sell or to realize the full value of such investments in the event of the need to liquidate such investments. In addition, adverse market conditions may impair the liquidity of actively traded commodities investments. Certain types of commodities instruments (such as commodity swaps) are subject to the risk that the counterparty to the instrument will not perform or will be unable to perform in accordance with the terms of the instrument.

Construction and Development Risk. Investments in new or development stage infrastructure projects, likely retain some risk that the project will not be completed within budget, within the agreed time frame and to the agreed specification. During the construction or development phase, the major risks of delay include political opposition, regulatory and permitting delays, delays in procuring sites, strikes, disputes, environmental issues, force majeure, or failure by one or more of the infrastructure investment participants to perform in a timely manner their contractual, financial or other commitments. These delays in the projected completion of a project could result in delays in the commencement of cash flow and an increase in the capital needed to complete construction, which may have a material adverse effect on the Fund's financial performance.

Contingent Convertible Securities Risk. Contingent convertible securities ("CoCos") have no stated maturity, have fully discretionary coupons and are typically issued in the form of subordinated debt instruments. CoCos generally either convert into equity or have their principal written down upon the occurrence of certain triggering events ("triggers") linked to regulatory capital thresholds or regulatory actions relating to the issuer's continued viability. As a result, an investment by the Fund in CoCos is subject to the risk that coupon (i.e., interest) payments may be cancelled by the issuer or a regulatory authority in order to help the issuer absorb losses. An investment by the Fund in CoCos is also subject to the risk that, in the event of the liquidation, dissolution or winding-up of an issuer prior to a trigger event, the Fund's rights and claims will generally rank junior to the claims of holders of the issuer's other debt obligations. In addition, if CoCos held by the Fund are converted into the issuer's underlying equity securities following a trigger event, the Fund's holding may be further subordinated due to the conversion from a debt to equity instrument. Further, the value of an investment in CoCos is unpredictable and will be influenced by many factors and risks, including interest rate risk, credit risk, market risk and liquidity risk. An investment by the Fund in CoCos may result in losses to the Fund.

Equity Securities Risk. Equity securities represent an ownership interest in an issuer, rank junior in a company's capital structure to debt securities and consequently may entail greater risk of loss than debt securities. Equity securities are subject to the risk that stock prices may rise and fall in periodic cycles and may perform poorly relative to other investments. This risk may be greater in the short term.

Gold and Other Precious Metals Risk. Investments related to gold and other precious metals are considered speculative and are affected by a variety of worldwide economic, financial and political factors. The price of gold and other precious metals may fluctuate sharply over short periods of time due to changes in inflation or expectations regarding inflation in various countries, the availability of supplies of gold and other precious metals, changes in industrial and commercial demand, gold and other precious metals sales by governments, central banks or international agencies, investment speculation, monetary and other economic policies of various governments and government restrictions on private ownership of gold and other precious metals. No income is derived from holding physical gold or other precious metals, which is unlike securities that may pay dividends or make other current payments. Although the Fund has contractual protections with respect to the credit risk of their custodian, gold held in physical form (even in a segregated account) involves the risk of delay in obtaining the assets in the case of bankruptcy or insolvency of the custodian. This could impair disposition of the assets under those circumstances. If it holds physical gold, the Fund is also subject to an increased risk of loss and expense in connection with the transportation of such assets to and from the Fund's custodian. In addition, income derived from trading in gold and other precious metals may result in negative tax consequences due to appreciation in value, which could limit the ability of the Fund to sell its holdings of physical gold and certain ETFs at the desired time.

Infrastructure Risk. The Fund's investments in Infrastructure Securities involve risks. Infrastructure companies may be subject to a variety of factors that may adversely affect their business or operations, including high interest costs in connection with capital construction programs, high leverage, costs associated with environmental and other regulations, the effects of economic slowdown, surplus capacity, increased competition from other providers of services, uncertainties concerning the availability of fuel at reasonable prices, the effects of energy conservation policies and other factors. The following is a summary of specific risks infrastructure companies may be particularly affected by or subject to:

Regulatory Risk. Infrastructure companies may be subject to regulation by various governmental authorities and may also be affected by governmental regulation of rates charged to services, the imposition of special tariffs and changes in tax laws, environmental laws and regulations, regulatory policies, accounting standards and general changes in market sentiment towards infrastructure assets. Infrastructure companies' inability to predict, influence or respond appropriately to changes in law or regulatory schemes could adversely impact their results of operations.

Technology Risk. This risk arises where a change could occur in the way a service or product is delivered rendering the existing technology obsolete. While the risk could be considered low in the infrastructure sector given the massive fixed costs involved in constructing assets and the fact that many infrastructure technologies are well-established, any technology change that occurs over the medium term could threaten the profitability of an infrastructure company. If such a change were to occur, these assets may have very few alternative uses should they become obsolete.

Regional or Geographic Risk. This risk arises where an infrastructure company's assets are not movable. Should an event that somehow impairs the performance of an infrastructure company's assets occur in the geographic location where the issuer operates those assets, the performance of the issuer may be adversely affected.

Natural Disasters Risk. Natural risks, such as earthquakes, flood, lightning, hurricanes and wind, are risks facing certain infrastructure companies. Extreme weather patterns, or the threat thereof, could result in substantial damage to the facilities of certain companies located in the affected areas, and significant volatility in the products or services of infrastructure companies could adversely impact the prices of the securities of such issuer.

Through-put Risk. The revenue of many infrastructure companies may be impacted by the number of users who use the products or services produced by the infrastructure company. A significant decrease in the number of users may negatively impact the profitability of an infrastructure company.

Project Risk. To the extent the Fund invests in infrastructure companies which are dependent to a significant extent on new infrastructure projects, the Fund may be exposed to the risk that the project will not be completed within budget, within the agreed time frame or to agreed specifications. Each of these factors may adversely affect the Fund's return from that investment.

Strategic Asset Risk. Infrastructure companies may control significant strategic assets. Strategic assets are assets that have a national or regional profile, and may have monopolistic characteristics. The very nature of these assets could generate additional risk not common in other industry sectors. Given the national or regional profile and/or their irreplaceable nature, strategic assets may constitute a higher risk target for terrorist acts or political actions. Given the essential nature of the products or services provided by infrastructure companies, there is also a higher probability that the services provided by such issuers will be in constant demand. Should an infrastructure company fail to make such services available, users of such services may incur significant damage and may, due to the characteristics of the strategic assets, be unable to replace the supply or mitigate any such damage, thereby heightening any potential loss.

Operation Risk. The long-term profitability of an infrastructure company may be partly dependent on the efficient operation and maintenance of its infrastructure assets. Should an infrastructure company fail to efficiently maintain and operate the assets, the infrastructure company's ability to maintain payments of dividends or interest to investors may be impaired. The destruction or loss of an infrastructure asset may have a major impact on the infrastructure company. Failure by the infrastructure company to carry adequate insurance or to operate the asset appropriately could lead to significant losses and damages.

Customer Risk. Infrastructure companies can have a narrow customer base. Should these customers or counterparties fail to pay their contractual obligations, significant revenues could cease and not be replaceable. This would affect the profitability of the infrastructure company and the value of any securities or other instruments it has issued.

Interest Rate Risk. Infrastructure assets can be highly leveraged. As such, movements in the level of interest rates may affect the returns from these assets more significantly than other assets in some instances. The structure and nature of the debt encumbering an infrastructure asset may therefore be an important element to consider in assessing the interest risk of the infrastructure asset. In particular, the type of facilities, maturity profile, rates being paid, fixed versus variable components and covenants in place (including the manner in which they affect returns to equity holders) are crucial factors in assessing any interest rate risk. Due to the nature of infrastructure assets, the impact of interest rate fluctuations may be greater for infrastructure companies than for the economy as a whole in the country in which the interest rate fluctuation occurs.

Inflation Risk. Many companies operating in the infrastructure sector may have fixed income streams and, therefore, be unable to pay higher dividends. The market value of infrastructure companies may decline in value in times of higher inflation rates. The prices that an infrastructure company is able to charge users of its assets may not be linked to inflation. In this case, changes in the rate of inflation may affect the forecast profitability of the infrastructure company.

Developing Industries Risk. Some infrastructure companies are focused on developing new technologies and are strongly influenced by technological changes. Product development efforts by such companies may not result in viable commercial products. These companies may bear high research and development costs, which can limit their ability to maintain operations during periods of organizational growth or instability. Some infrastructure companies in which the Fund invests may be in the early stages of operations and may have limited operating histories and smaller market capitalizations on average than companies in other sectors. As a result of these and other factors, the value of investments in such issuers may be considerably more volatile than that in more established segments of the economy.

Risks of Investing in Pipelines. Pipeline companies are subject to the demand for natural gas, natural gas liquids, crude oil or refined products in the markets they serve, changes in the availability of products for gathering, transportation, processing or sale due to natural declines in reserves and production in the supply areas serviced by the companies' facilities, sharp decreases in crude oil or natural gas prices that cause producers to curtail production or reduce capital spending for exploration activities, and environmental regulation and related cost-intensive integrity management and testing programs. Demand for gasoline, which accounts for a substantial portion of refined product transportation, depends on price, prevailing economic conditions in the markets served, and demographic and seasonal factors.

Companies that own interstate pipelines that transport natural gas, natural gas liquids, crude oil or refined petroleum products are subject to regulation by the Federal Energy Regulation Commission ("FERC") with respect to the tariff rates they may charge for transportation services. An adverse determination by the FERC with respect to the tariff rates of such a company could have a material adverse effect on its business, financial condition, results of operations and cash flows and its ability to pay cash distributions or dividends. In addition, the FERC has a tax allowance policy, which permits such companies to include in their cost of service an income tax allowance to the extent that their owners have an actual or potential tax liability on the income generated by them.

The ability of interstate pipelines held in tax-pass-through entities such as MLPs to include an allowance for income taxes as a cost-of-service element in their regulated rates has been subject to extensive litigation before the FERC and the courts for a number of years. It is currently the FERC's policy to permit pipelines to include in cost-of-service a tax allowance to reflect actual or potential income tax liability on their public utility income attributable to all partnership or limited liability company interests, if the ultimate owner of the interest has an actual or potential income tax liability on such income. Whether a pipeline's owners have such actual or potential income tax liability will be reviewed by the FERC on a case-by-case basis.

If the FERC's income tax allowance policy were to change in the future to disallow a material portion of the income tax allowance taken by such interstate pipeline companies, it would adversely impact the maximum tariff rates that such companies are permitted to charge for their transportation services, which would in turn could adversely affect such companies' financial condition and ability to pay distributions or dividends to their equity holders.

Further, intrastate pipelines are subject to regulation in many states, which, while less comprehensive than FERC regulation, makes intrastate pipeline tariffs subject to protest and complaint and may adversely affect such intrastate pipelines' financial condition, cash flows and ability to pay distributions or dividends.

Financing Risk. From time to time, infrastructure companies may encounter difficulties in obtaining financing for construction programs during inflationary periods. Issuers experiencing difficulties in financing construction programs may also experience lower profitability, which can result in reduced income to the Fund.

Other factors that may affect the operations of infrastructure companies include difficulty in raising capital in adequate amounts on reasonable terms in periods of high inflation and unsettled capital markets, inexperience with and potential losses resulting from a developing deregulatory environment, increased susceptibility to terrorist acts or political actions, and general changes in market sentiment towards infrastructure assets.

Natural Resources Risk. The Fund's investments in Natural Resources Securities involve risks. The market value of Natural Resources Securities may be affected by numerous factors, including events occurring in nature, inflationary pressures and international politics. Because the Fund invests significantly in Natural Resources Securities, there is the risk that the Fund will perform poorly during a downturn in the natural resource sector. For example, events occurring in nature (such as earthquakes or fires in prime natural resource areas) and political events (such as coups, military confrontations or acts of terrorism) can affect the overall supply of a natural resource and the value of companies involved in such natural resource. Political risks and the other risks to which foreign securities are subject may also affect domestic natural resource companies if they have significant operations or investments in foreign countries. Rising interest rates and general economic conditions may also affect the demand for natural resources.

No Operating History. The Fund is a newly-organized, diversified, closed-end management investment company with no operating history. The Fund's shares of common stock has no history of public trading.

Sector Focus Risk. To the extent the Fund emphasizes, from time to time, investments in a market segment, the Fund will be subject to a greater degree to the risks particular to that segment, and may experience greater market fluctuation than a fund without the same focus. For example, industries in the financial segment, such as banks, insurance companies, broker-dealers and REITs, may be sensitive to changes in interest rates and general economic activity and are generally subject to extensive government regulation.

Industries in the materials segment, such as chemicals, construction materials, containers and packaging, metals and mining and paper and forest products, may be significantly affected by the level and volatility of commodity prices, currency rates, import controls and other regulations, labor relations, global competition and resource depletion.

Industries in the industrials segment, such as companies engaged in the production, distribution or service of products or equipment for manufacturing, agriculture, forestry, mining and construction, can be significantly affected by general economic trends, including such factors as employment and economic growth, interest rate changes, changes in consumer spending, legislative and governmental regulation and spending, import controls, commodity prices, and worldwide competition.

Industries in the energy segment, such as those engaged in the development, production and distribution of energy resources, can be significantly affected by supply and demand both for their specific product or service and for energy products in general. The price of oil, gas and other consumable fuels, exploration and production spending, government regulation, world events and economic conditions likewise will affect the performance of companies in these industries. Recently, the energy sector has experienced significant volatility as a result of fluctuations in the price of oil and such volatility may continue in the future. To the extent the Fund invests in companies in the oil sector, it may be subject to greater volatility than funds that do not invest in the oil sector.

Small- and Mid-Capitalization Risk. The risk that returns from small- and mid-capitalization stocks may trail returns from the overall stock market. Historically, these stocks have been more volatile in price than the large-capitalization stocks.

Risks Related to the Reorganization

Expenses

The Adviser will bear expenses incurred in connection with the Reorganizations, including, but not limited to, costs related to the preparation and distribution of materials distributed to each Fund's Board, expenses incurred in connection with the preparation of the Reorganization Agreements and the registration statement on Form N-14, the printing and distribution of this Joint Proxy Statement/Prospectus and any other materials required to be distributed to shareholders, SEC and state securities commission filing fees and legal and audit fees in connection with the Reorganizations, legal fees incurred preparing each Fund's Board materials, attending each Fund's Board meetings and preparing the minutes, auditing fees associated with each Fund's financial statements, stock exchange fees, transfer agency fees, portfolio transfer taxes (if any) and any similar expenses incurred in connection with the Reorganizations. Such expenses are estimated to be approximately $1,400,000.

Comparative Expense Information

The purpose of the comparative fee table is to assist you in understanding the various costs and expenses of investing in shares of common stock of the Funds. The information in the table reflects the fees and expenses for the twelve months ended March 31, 2016, for BOI, HTR and HHY, respectively, and the pro-forma expenses for the 12 months ended March 31, 2016, for the Acquiring Fund. The figures in the Example are not necessarily indicative of past or future expenses, and actual expenses may be greater or less than those shown.

Comparative Fee Table

	BOI		HTR		HHY	RA Pro Forma Combined Fund(1)
Shareholder Transaction Expenses
Maximum Sales Load (as a percentage of the offering price) imposed on purchases of shares of common stock(2)	None		None		None	None
Dividend Reinvestment Plan Fees	None		None		None	None
Annual Expenses (as a percentage of average net assets attributable to shares of common stock)
Management Fees(3)	1.38	%(8)	0.65	%(8)	0.91%	1.35	%(8)
Interest Payments on Borrowed Funds(4)	0.61%		0.55%		0.62%	0.55%
Other Expenses(5)(7)	0.34%		0.38%		0.57%	0.33%
Total Annual Operating Expenses	2.33%		1.58%		2.10%	2.23%
Less Fee Waiver and/or Expense Reimbursement(6)	—%		—%		—%	(0.65)%
Total Annual Operating Expenses After Fee Waiver and/or Expense Reimbursement	2.33%		1.58%		2.10%	1.58%

(1)  Assumes the Reorganizations had taken place on March 31, 2016.

(2)  No sales load will be charged in connection with the issuance of RA Fund shares as part of the Reorganizations.

(3)  The contractual advisory fee of BOI and the Combined Fund is 1.00% of each Fund's average daily Managed Assets. The contractual advisory fee for HTR is 0.65% of the Fund's average weekly net assets (excluding financial leverage), and the contractual advisory fee for HHY is 0.65% of the Fund's average weekly total assets minus the sum of accrued liabilities (other than the aggregate indebtedness constituting financial leverage). The advisory fee percentage calculation assumes the use of leverage by each Fund (except HTR) as discussed in note (4) below.

(4)  BOI may borrow money or issue debt securities and/or preferred stock to provide the Fund with additional funds to invest. The borrowing of money and the issuance of preferred stock and debt securities represent the leveraging of its common stock. As of March 31, 2016, the Fund borrowed approximately $129,494,000, which reflects leverage in an amount representing approximately 25.94% of the Fund's Managed Assets, and an annual interest rate of 1.62% on the amount borrowed and the Fund had issued 22,713,931 shares of common stock.

  HTR may borrow money or issue debt securities and/or preferred stock to provide the Fund with additional funds to invest. The borrowing of money and the issuance of preferred stock and debt securities represent the leveraging of its common stock. As of March 31, 2016, the Fund borrowed approximately $133,753,518, which reflects leverage in an amount representing approximately 29.34% of total assets, and an annual interest rate of 1.45% on the amount borrowed and the Fund had issued 13,961,565 shares of common stock.

  For the twelve-month period ended March 31, 2016, HHY had approximately $86,039,538 in average daily borrowings outstanding under the BNP Agreement (representing approximately 27.94% of the average daily value of the Fund's weekly total assets minus liabilities (other than the aggregate indebtedness entered into for purposes of leverage during such period) at an average annual interest rate of 1.55%.

  RA Fund may borrow money or issue debt securities and/or preferred stock to provide the Fund with additional funds to invest. The borrowing of money and the issuance of preferred stock and debt securities represent the leveraging of its common stock. The table above assumes that as of March 31, 2016, the Fund borrowed approximately $339,564,378, which reflects leverage in an amount representing approximately 27.22% of the Fund's total assets, and an annual interest rate of 1.54% on the amount borrowed and the Fund had issued 35,971,303 shares of common stock. For the twelve-month period ended March 31, 2016, RA Fund had approximately $86,039,538 in average daily borrowings outstanding under the BNP Agreement (representing approximately 6.35% of the average daily value of the Fund's total assets at an average annual interest rate of 1.55%. For purposes of preparing this table, the Fund has assumed that it will use leverage through bank borrowings representing in the aggregate 27.50% of the Fund's Managed Assets (including the assets subject to, and obtained with the proceeds of, such borrowings) at terms similar to the BNP Agreement. There can be no assurances that the Fund will be able to obtain such level of borrowing (or to maintain its current level of borrowing), that the terms under which the Fund borrows will not change, or that the Fund's use of leverage will be profitable. The expenses shown under "Interest Payments on Borrowed Funds" in the table above includes the expected interest expense on the maximum amount to which the Fund intends to borrow during the next twelve months, and the Fund currently intends during the next twelve months (i) to maintain a similar proportionate amount of borrowings but may increase such amount to 33 1/3% of the average daily value of the Fund's total assets and (ii) not to issue preferred shares or debt securities.

(5)  Other Expenses are estimated based on expenses to be borne by the Combined Fund for its first year of operations.

(6)  Brookfield has agreed to waive its fees or reimburse expenses for two years following the closing date of the Reorganizations so that the total annual operating expense ratio of the Combined Fund will not exceed 1.03% (excluding the costs of using leverage, brokerage commissions and other transactions, acquired fund fees and expenses, interest, taxes, and extraordinary expenses, such as litigation; and other expenses not incurred in the ordinary course of the Combined Fund's business) in Years 1 and 2. This agreement may not be discontinued prior to the expiration of the two-year period unless authorized by the Board of the Combined Fund or the Combined Fund's investment advisory agreement terminates. This agreement is not expected to be continued after the expiration of the two-year period and as a result, the total annual operating expenses would increase following the expiration of the expense cap; if this were to occur, total annual operating expense ratio would exceed 1.03% of net assets.

(7)  The administration fee, on a net basis, for each of the Combined Fund, BOI, HTR and HHY is 0.20%, 0.21%, 0.20% and 0.21%, respectively.

(8)  The sub-advisory fee, on a net basis, for each of the Combined Fund, BOI and HTR is 0.32%, 0.41% and 0.30%, respectively.

Example: The following examples illustrate the expenses that a common shareholder would pay on a $1,000 investment that is held for the time periods provided in the table. The examples assume that all dividends and other distributions are reinvested and that Total Annual Operating Expenses remain the same (taking into account the expense limitation in the first two years). The examples also assume a 5% annual return. The examples should not be considered a representation of future expenses. Actual expenses may be greater or lesser than those shown.

	1 Year	3 Years	5 Years	10 Years
BOI	$24.00	$73.00	$125.00	$267.00
HTR	$16.00	$50.00	$86.00	$188.00
HHY	$21.00	$66.00	$113.00	$243.00
Pro Forma Combined	$16.00	$57.00	$107.00	$246.00

The example set forth above assume shares of common stock of each Fund were owned as of the completion of the Reorganizations and the reinvestment of all dividends and distributions and uses a 5% annual rate of return as mandated by SEC regulations. The examples should not be considered a representation of past or future expenses or annual rates of return. Actual expenses or annual rates of return may be more or less than those assumed for purposes of the examples.

REASONS FOR THE REORGANIZATIONS

The Board of each Fund considered the Reorganization at various conference calls and meetings, including an in-person meeting held on May 12, 2016. Prior to this meeting, the Board of each Fund received a memorandum from Adviser providing the Board of each Fund with information regarding the Reorganizations, including the reasons for proposing the Reorganizations. The Board of each Fund also received a memorandum from Fund counsel regarding the findings to be made under the 1940 Act and their duties under Maryland law with respect to the Reorganizations. The Board of each Fund also received a memorandum from their counsel regarding the findings to be made under the 1940 Act and their duties under Maryland law with respect to the Reorganizations. The Independent Directors discussed these matters with their own counsel. At this meeting, the Board considered all of the information presented and discussed the proposed Reorganizations with the Adviser. The Board also received a presentation from the Adviser regarding the benefits associated with Combined Fund's multi asset, multi manager investment strategy and the benefits associates with managing one Combined Fund with a larger asset base. Based on all of the information considered, the Board determined to approve the Reorganizations, declare the Reorganizations advisable, and to recommend that the shareholders of each Target Fund approve their proposed Reorganizations. The Board, including the Independent Directors, also determined that the Reorganizations would be in the best interests of the Funds and that the interests of the existing shareholders of the Funds would not be diluted as a result of the Reorganizations. In making these determinations, the Board considered, among other things, the following:

•  Investment Guidelines and Performance: As discussed above, Brookfield and the Boards of the Target Funds believe the multi-asset, multi-portfolio manager approach will benefit shareholders of the Target Funds because Brookfield will be able to allocate the Combined Fund's investments across industries and sectors within Real Assets to better achieve its objectives. Currently, the investment guidelines and focus of each of the Target Funds is narrower than what will be allowed in the Combined Fund.

•  HTR currently requires that 40% of HTR's total assets must be invested in (i) securities issued and/or guaranteed by the US Government or one of its agencies or instrumentalities; (ii) RMBS and CMBS rated BBB- and above; (iii) up to 25% of the Fund's total assets may be invested in real estate related ABS rated BBB- and above; and (iv) cash. The Combined Fund will not have this 40% investment restriction, which will provide Brookfield with greater flexibility in managing the portfolio to achieve the Combined Fund's investment objectives across various market environments. Brookfield represented to the Board of HTR that if HTR is reorganized into RA Fund, Brookfield believes that HTR shareholders will benefit from a substantial repositioning of HTR's portfolio holdings into higher yielding investments.

•  Brookfield represented to the Board of BOI that Brookfield believes BOI investors will benefit from a repositioning of BOI's portfolio holdings into higher yielding investments as a result of the proposed Reorganization. Brookfield also noted that it is projecting that shareholders of BOI will pay a lower total expense ratio as shareholders of the Combined Fund than they pay as shareholders of BOI. Brookfield and the Board of BOI noted that in March 2013, when BOI was initially launched, Brookfield's view on interest rates was different than its view on interest rates today. In 2013, Brookfield believed that interest rates were likely to be increased in the near term and would continue to move higher. Today, Brookfield believes interest rates will go up modestly in the near term, but that interest rates are likely to stay lower for longer. Brookfield represented that macroeconomic issues impacting the global economy have caused it to re-evaluate its view on interest rates since 2013.

•  For HHY investors, although Brookfield is not anticipating a significant amount of portfolio repositioning, Brookfield believes HHY investors will benefit from being invested in a larger fund with a more diversified investment universe.

•  Brookfield stated to the Boards of each Target Fund that reorganizing the Target Funds into RA Fund will provide Brookfield with the flexibility to shift allocations within Real Assets as Brookfield's outlook on macroeconomic issues and other factors impacting a sector or industry within Real Assets changes. Brookfield and the Boards of the Target Funds considered that RA Fund will not commence operations until the Reorganizations are consummated and reviewed and discussed the ratings and sector breakdown of its proposed model portfolio.

•  Use of Leverage: BOI and HTR currently use reverse repurchase agreements to achieve leverage while HHY has a committed margin loan arrangement in place with BNP Paribas. Brookfield represented to the Boards of the Target Funds that it expects RA Fund will utilize both a committed margin loan arrangement with BNP Paribas and reverse repurchase agreements. Brookfield believes it can leverage off the documentation and relationships currently in place for the Target Funds in setting up the leverage facilities for RA Fund. The Target Funds are currently similarly levered and Brookfield expects RA Fund to be managed at a similar leverage percentage (i.e., 27-30% of total assets).

Following the Reorganizations, Brookfield expects that RA Fund will be in a better position to negotiate leverage terms or consider other leverage options because of its increased size. Brookfield believes this is particularly important given recent market and regulatory factors that will likely cause a fund's costs of obtaining leverage to increase.

•  Trading History: Brookfield and the Boards of the Target Funds considered recent and historical trading history. As of May 3, 2016 (except HTR's NAV, which is as of April 29th), the Target Funds were trading at the following discounts relative to their respective NAVs:

		(Premium/Discount)
HHY:	$7.91 NAV v. $7.24 Market Price	-8.47%
BOI:	$16.36 NAV v. $14.80 Market Price	-9.54%
HTR:	$24.16 NAV v. $24.09 Market Price	-0.29%

Brookfield and the Boards of the Target Funds noted the difficulty in predicting the impact that the proposed Reorganizations will have on each Target Fund's share price after announcement of the proposed Reorganizations. Brookfield and the Boards of the Target Funds acknowledged that it is possible that the Target Funds' discounts may widen or narrow following announcement of the Boards' approval of the proposed Reorganizations. Notwithstanding the possibility that the Target Funds' discounts may widen, Brookfield and the Boards of the Target Funds believe the Reorganizations are in each Fund's and their shareholders' best interests over the long term. Brookfield and the Boards of the Target Funds reviewed case studies for similar mergers of closed-end funds and the impact that such mergers had on the trading liquidity following the mergers. Brookfield and the Boards of the Target Funds also noted the importance of closed-end fund analyst coverage. Brookfield and the Boards of the Target Funds considered that funds that do not have a certain level of trading liquidity and are not of a certain size are unlikely to receive closed-end fund analyst coverage. In addition, Brookfield and the Boards of the Target Funds considered that funds that have a narrower investment focus are unlikely to gain broad market attention and that the broader investment focus of RA Fund may assist in gaining the attention of more investors. Brookfield and the Boards of the Target Funds also believe that the larger asset size, expected greater common share trading volume and focus on Real Assets investments of the Combined Fund following the Reorganizations will enable the Combined Fund to attract more consistent secondary market demand over time and, together with enhanced performance potential, enable the Combined Fund's shares of common stock to potentially trade at a narrower discount to net asset value.

•  Distribution Payments: Brookfield and the Boards of the Target Funds considered that last year, each of BOI, HTR and HHY were over distributed. Brookfield represented to the Boards of the Target Funds that Brookfield believes that the Reorganizations should result in the same or slightly higher distribution rates based on net asset value for shareholders of each Target Fund (as shareholders of the Combined Fund following the Reorganizations). The potential for higher distribution rates is due to Brookfield's expectation that RA Fund Fund should be able to reallocate investments into higher yielding securities and Brookfield plans to allocate a portion of RA Fund's assets into equity securities that Brookfield believes have income growth potential and potential for capital appreciation. Furthermore, Brookfield and the Board of HHY considered and determined that a reduction in HHY's distribution rate was necessary whether or not HHY was reorganized into RA Fund because as, under current market conditions, HHY was not producing enough net income to continue meeting the current distribution rate. Following the reduction to HHY's distribution rate Brookfield represented to the Boards of the Target Funds that Brookfield believes that, based on current market conditions, investors in BOI, HTR and HHY should be able to receive a higher distribution rate from RA Fund than they are currently receiving as investors in the Target Funds, based on current net asset values of the Target Funds.

  Brookfield and the Boards of the Target Funds also discussed that on September 30, 2015, the SEC granted Brookfield, on behalf of itself and certain closed-end funds that it currently manages, including the Target Funds, and funds it advises in the future, which includes RA Fund, an order granting an exemption from Section 19(b) of and Rule 19b-1 under the 1940 Act to conditionally permit the fund to make periodic distributions of long-term capital gains with respect to the fund's outstanding common stock as frequently as twelve times each year, so long as it complies with the conditions of the order and maintains in effect a distribution policy with respect to its shares of common stock calling for periodic distributions of an amount equal to a fixed amount per share, a fixed percentage of market price per share or a fixed percentage of the fund's net asset value per share (a "Managed Dividend Policy"). Although Brookfield and the Board of RA Fund agreed that they do not intend to cause RA Fund to utilize the Managed Dividend Policy immediately, Brookfield and the Board of RA Fund believes it is beneficial to have this exemptive relief and may determine to implement the Managed Dividend Policy in the future, particularly given RA Fund's intended allocation to equity securities.

•  Tax Consequences: Brookfield and the Boards of the Target Funds considered that the Reorganizations are intended to be tax-free transactions, in which shareholders will recognize no gain or loss for U.S. federal income tax purposes. After the Reorganizations, each Fund's ability to use pre-Reorganization capital losses will be limited under certain federal income tax rules applicable to reorganizations of this type.

  Although the Target Funds will be losing the ability to take advantage of approximately $77 million in capital loss carryforwards going forward, Brookfield believes that the Reorganizations are still in the best interests of the Target Funds and their shareholders. Brookfield represented to the Boards of the Target Funds that Brookfield believes the loss of the capital loss carryforwards as a result of the Reorganizations should not be a material factor in evaluating the Reorganizations in light of the following (1) the difficulty of projecting the likelihood of utilization of some or all of the capital loss carryforwards prior to their expiration, and (2) the potentially limited opportunity for capital gains in light of the Target Funds' current investment policy of investing primarily in debt securities and other fixed income instruments.

•  Total Annual Fund Operating Expenses: Brookfield believes the combination of the Target Funds into the Acquiring Fund may potentially result in operational cost savings over time as a result of the larger size of the Combined Fund. Additionally, the Boards of the Target Funds considered the following:

•  the expense ratios of the Funds, including the potential for improved economies of scale and a lower total expense ratio with respect to BOI:

•  The Target Funds estimate that the completion of all of the Reorganizations would result in a total expense ratio for the Combined Fund of 2.23% on a pro forma basis for the twelve-month period ended March 31, 2016, representing an increase in the total expense ratio for the shareholders of HTR and HHY of 0.65% and 0.14%, respectively, and a decrease in the total expense ratio for the shareholders of BOI of 0.10%;

•  There can be no assurance that future expenses will not increase or that any expense savings will be realized;

•  Brookfield's agreement to waive its fees and/or reimburse expenses for two years following the closing date of the Reorganizations so that the total annual operating expense ratio of the Combined Fund will not exceed 1.03% (excluding the costs of using leverage, brokerage commissions and other transactions, acquired fund fees and expenses, interest, taxes, and extraordinary expenses, such as litigation; and other expenses not incurred in the ordinary course of the Combined Fund's business) in Years 1 and 2;

•  the expense ratios after giving effect to the fee waivers and/or expense reimbursements:

•  The Target Funds estimate that the completion of all of the Reorganizations would result in a total expense ratio, after fee waivers and/or expense reimbursements, for the Combined Fund of 1.58% on a pro forma basis for the twelve-month period ended March 31, 2016, in Years 1 and 2, representing a reduction in the total expense ratio for the shareholders of BOI and HHY of 0.75% and 0.52%, respectively, and no change for the shareholders of HTR.

•  There can be no assurance that future expenses will not increase or that any expense savings will be realized;

•  This agreement is not expected to be continued after the expiration of the two-year period and as a result, the total annual operating expenses would increase following the expiration of the expense cap; if this were to occur, total annual operating expense ratio would exceed 1.03% of net assets.

  In addition, Brookfield and the Boards of the Target Funds considered that a larger fund means that RA Fund may be able to negotiate better leverage terms going forward.

•  Management Fee for RA Fund: Brookfield and the Boards of the Target Funds discussed the proposed management fee for RA Fund. The Boards of the Target Funds considered that the contractual advisory fee of RA Fund, is higher than the current contractual advisory fees of both HTR (which is paid on net assets only and excludes financial leverage) and HHY and is the same as the current contractual advisory fee of BOI. The Board concluded that the contractual advisory fee of RA Fund was appropriate given the multi-asset, multi-portfolio manager investment strategy of RA Fund and was in-line with the advisory fees for comparable funds. The Board also considered Brookfield's representation that RA Fund has the potential for income growth and capital appreciation as a result of enhanced investment flexibility and Brookfield's asset allocation process and risk management process. In addition, with respect to its management fee analysis for the RA Fund, the Board also considered the varying denominators applicable to the calculation of the management fee for each Target Fund.

•  Potential Costs of the Reorganization: RA Fund has a broad and flexible mandate that permits investments in many types of securities that the Target Funds may hold, as well as other types of securities that are not eligible for investment by the Target Funds. Under current market conditions, Brookfield represented to the Boards of the Funds that Brookfield expects that up to approximately 40% of the securities held by BOI, up to approximately 50% of the securities held by HTR, and up to approximately 5% of the securities held by HHY, respectively, may be sold following the Reorganizations as RA Fund's portfolio managers seek to fully align or reposition the portfolio with RA Fund's broader investment guidelines. Brookfield expects that such repositioning will create income growth potential and increase capital appreciation potential for the Combined Fund. RA Fund's portfolio managers expect that the majority (i.e., more than fifty percent (50%)) of the repositioning of each Target Fund will occur in the first six months following the Reorganizations. A portion of the repositioning, however, may take place before the closing of the Reorganizations while certain repositioning may take as long as two years following the Reorganizations, depending upon market conditions and the liquidity of certain securities. RA Fund's portfolio managers do not expect the repositioning to result in significant transaction costs because most of the repositioning will involve the sale of fixed income securities where the transaction costs are built into the price of such securities. To the extent there are transaction costs associated with portfolio repositioning prior to the Reorganizations, such costs will be borne by the respective Target Funds. To the extent there are transaction costs associated with portfolio repositioning after the Reorganizations, such costs will be borne by RA Fund.

  Brookfield represented to the Boards of the Target Funds that other expenses incurred in the proposed Reorganizations will be paid by Brookfield. Brookfield estimates that the costs of proxy solicitation and other service providers to be approximately $1,400,000.

•  Legal Proceedings: Brookfield and the Boards of the Funds considered the current status of HHY's legal proceedings (i.e., the legacy legal proceedings from the Helios Funds and their former investment manager, assumed by HHY after the reorganizations of the four Helios Funds into HHY) with outside counsel. The Boards considered that the main legal proceedings had been settled without any payment from the Helios Funds and the only remaining cases were opt out cases. The Boards of the Funds considered the expected ongoing costs of such legal proceedings, but determined that the overall benefits of the proposed Reorganizations outweighed these expected ongoing costs.

•  Exchange Ratio: The aggregate net asset value (not the market value) of RA Fund shares of common stock received by each Target Fund's shareholders in the Reorganizations will equal the aggregate net asset value (not the market value) of the Target Fund's shares of common stock held immediately prior to that Reorganization. The market value of the shares of common stock of the Combined Fund may be more or less than the market value of the shares of common stock of BOI, HTR or HHY prior to the Reorganizations.

•  Other Factors: The Boards of the Funds also considered potential benefits of the Reorganizations to Brookfield and its affiliates, the effect of the Reorganizations on shareholder rights, the potential for operating and administrative efficiencies and the effects on each Target Fund's undistributed net investment income, if any. The Boards of the Target Funds also considered alternatives to the Reorganizations for each Target Fund.

Considering these and other reasons, the Board of each Target Fund unanimously concluded that completion of the Reorganizations is in the best interests of each Target Fund and that the interests of the shareholders of each Target Fund will not be diluted as a result of the Reorganizations. This determination was made on the basis of each Director's business judgment after consideration of all of the factors taken as a whole, although individual Directors may have placed different weight and assigned different degrees of materiality to various factors.

INVESTMENT OBJECTIVES AND POLICIES OF THE ACQUIRING FUND

Investment Objective

The Acquiring Fund's investment objective is to seek high total return, primarily through high current income and secondarily, through growth of capital.

The Acquiring Fund's investment objective is not fundamental and may be changed without shareholder approval. Shareholders will be provided with at least 60 days' prior written notice of any change in the Acquiring Fund's investment objective.

As a fundamental policy, the Acquiring Fund will not purchase a security if, as a result, with respect to 75% of its total assets, more than 5% of the Acquiring Fund's total assets would be invested in securities of a single issuer or more than 10% of the outstanding voting securities of the issuer would be held by the Acquiring Fund. This policy may not be changed without a shareholder vote.

The Acquiring Fund makes investments that will result in the concentration (as that term is used in the 1940 Act) of its assets. Under normal market conditions, the Acquiring Fund will invest more than 25% of its total assets in the real estate industry. The policy of concentration is a fundamental policy. This fundamental policy and the investment restrictions described in the Statement of Additional Information under the caption "Investment Restrictions" cannot be changed without the approval of the holders of a majority of the Acquiring Fund's outstanding voting securities. Such majority vote requires the approval of the lesser of (i) 67% of the Acquiring Fund's shares represented at a meeting at which more than 50% of the Acquiring Fund's shares outstanding are represented, whether in person or by proxy, or (ii) more than 50% of the outstanding shares.

Investment Policies

The Acquiring Fund seeks to achieve its investment objective by investing primarily in Real Asset Companies and Issuers. Under normal market conditions, the Acquiring Fund will invest at least 80% of its Managed Assets (average daily net assets plus the amount of any borrowings for investment purposes) in the securities and other instruments of Real Asset Companies and Issuers. The Acquiring Fund may change the 80% Policy without shareholder approval upon at least 60 days' prior written notice to shareholders. The Acquiring Fund normally expects to invest at least 65% of its Managed Assets in fixed income securities of Real Asset Companies and Issuers and in derivatives and other instruments that have economic characteristics similar to such securities. Real Asset Companies and Issuers includes the following categories:

•  Real Estate;

•  Infrastructure; and

•  Natural Resources.

The Acquiring Fund actively trades portfolio investments. The Acquiring Fund may invest in securities and instruments of companies of any size market capitalization. The Acquiring Fund will invest in companies located throughout the world and there is no limitation on the Acquiring Fund's investments in foreign securities or instruments or in emerging markets. An "emerging market" country is any country that is included in the MSCI Emerging Markets Index. The amount invested outside the United States may vary, and at any given time, the Acquiring Fund may have a significant exposure to non-U.S. securities. The Acquiring Fund may invest in securities of foreign companies in the form of American Depositary Receipts ("ADRs"), Global Depositary Receipts ("GDRs") and European Depositary Receipts ("EDRs"). Generally, ADRs in registered form are dollar denominated securities designed for use in the U.S. securities markets, which represent and may be converted into an underlying foreign security. GDRs, in bearer form, are designated for use outside the United States. EDRs, in bearer form, are designed for use in the European securities markets.

The Acquiring Fund has flexibility in the relative weightings given to each of these categories. In addition, the Acquiring Fund may, in the future, invest in additional investment categories other than those listed herein, to the extent consistent with the Acquiring Fund's investment objective.

The Acquiring Fund may also invest in 144A or private securities, ABS, including Mortgage-Related Investments, collateralized loan obligations, bank loans (including participations, assignments, senior loans, delayed funding loans and revolving credit facilities), exchange-traded notes, and securities issued and/or guaranteed by the U.S. Government, its agencies or instrumentalities or sponsored corporations. The Acquiring Fund considers Mortgage-Related Investments to consist of, but not be limited to, MBS of any kind; interests in loans and/or whole loan pools of mortgages, loans or other instruments used to finance long-term infrastructure, industrial projects and public services; mortgage REITs; ABS that are backed by interest in real estate, land or other types of assets; and securities and other instruments issued by mortgage servicers. The Acquiring Fund's investments in MBS may include RMBS or CMBS. Under normal market conditions, the Acquiring Fund will invest more than 25% of its total assets in the real estate industry.

The Acquiring Fund defines a Real Estate Security as any company or issuer that (i) derives at least 50% of its revenues from the ownership, operation, development, construction, financing, management or sale of commercial, industrial or residential real estate and similar activities, or (ii) commits at least 50% of its assets to activities related to real estate.

For purposes of selecting investments in Real Estate Securities, the Acquiring Fund defines the real estate sector broadly. It includes, but is not limited to, the following:

•  REITs;

•  REOCs;

•  Brokers, developers and builders of residential, commercial, and industrial properties;

•  Property management firms;

•  Finance, mortgage, and mortgage servicing firms;

•  Construction supply and equipment manufacturing companies;

•  Firms dependent on real estate holdings for revenues and profits, including lodging, leisure, timber, mining and agriculture companies; and

•  Debt securities, including securitized obligations, which are predominantly (i.e., at least 50%) supported by real estate assets.

REITs are companies that own interests in real estate or in real estate related loans or other interests, and their revenue primarily consists of rent derived from owned, income producing real estate properties and capital gains from the sale of such properties. A REIT in the United States is generally not taxed on income distributed to shareholders so long as it meets tax-related requirements, including the requirement that it distribute substantially all of its taxable income to its shareholders. Dividends from REITs are not "qualified dividends" and therefore are taxed as ordinary income rather than at the reduced capital gains rate. REIT-like entities are organized outside of the United States and maintain operations and receive tax treatment similar to that of U.S. REITs. The Acquiring Fund retains the ability to invest in real estate companies of any size market capitalization. The Acquiring Fund will not invest in real estate directly.

REOCs are real estate companies that have not elected to be taxed as REITs and therefore are not required to distribute taxable income and have fewer restrictions on what they can invest in.

The Acquiring Fund defines an Infrastructure Security as, any company or issuer that (i) derives at least 50% of its revenue or profits, either directly or indirectly, from infrastructure assets, or (ii) commits at least 50% of its assets to activities related to infrastructure.

For purposes of selecting investments in Infrastructure Securities, the Acquiring Fund defines the infrastructure sector broadly. It includes, but is not limited to, the physical structures, networks and systems of transportation, energy, water and sewage, and communication. Infrastructure assets include:

•  toll roads, bridges and tunnels;

•  airports;

•  seaports;

•  electricity generation and transmission and distribution lines;

•  gathering, treating, processing, fractionation, transportation and storage of hydrocarbon products;

•  water and sewage treatment and distribution pipelines;

•  communication towers and satellites;

•  railroads; and

•  other companies with direct and indirect involvement in infrastructure through the development, construction or operation of infrastructure assets.

Infrastructure Securities also include MLPs.

An MLP is a publicly traded company organized as a limited partnership or limited liability company and treated as a partnership for federal income tax purposes. MLPs may derive income and gains from the exploration, development, mining or production, processing, refining, transportation (including pipelines transporting gas, oil, or products thereof), or the marketing of any mineral or natural resources. MLPs generally have two classes of owners, the general partner and limited partners. The general partner of an MLP is typically owned by one or more of the following: a major energy company, an investment fund, or the direct management of the MLP. The general partner may be structured as a private or publicly traded corporation or other entity. The general partner typically controls the operations and management of the MLP through an up to 2% equity interest in the MLP plus, in many cases, ownership of common units and subordinated units. Limited partners own the remainder of the partnership, through ownership of common units, and have a limited role in the partnership's operations and management. Recently, the energy sector has experienced volatility as a result of fluctuations in the price of oil and such volatility may continue in the future. As a result, MLPs that invest in the oil industry are subject to greater volatility than MLPs which do not invest in the oil sector.

From time to time, the Acquiring Fund may invest in stapled securities to gain exposure to certain infrastructure companies. A stapled security is a security that is comprised of two parts that cannot be separated from one another. The two parts of a stapled security are a unit of a trust and a share of a company. The resulting security is influenced by both parts, and must be treated as one unit at all times, such as when buying or selling a security. The value of stapled securities and the income derived from them may fall as well as rise. Stapled securities are not obligations of, deposits in, or guaranteed by, the Acquiring Fund. The listing of stapled securities on a domestic or foreign exchange does not guarantee a liquid market for stapled securities.

The Acquiring Fund defines a Natural Resources Security as, any company or issuer that derives at least 50% of its revenues, profits or value, either directly or indirectly, from natural resources assets including, but not limited to:

•  Timber and Agriculture assets and securities;

•  Commodities and Commodity-Linked assets and securities, including, but not limited to, precious metals, such as gold, silver and platinum, ferrous and nonferrous metals, such as iron, aluminum and copper, metals such as uranium and titanium, hydrocarbons such as coal, oil and natural gas, timberland, undeveloped real property and agricultural commodities; and

•  Energy, including the exploration, production, processing and manufacturing of hydrocarbon-related and chemical-related products.

Commodities are assets that have tangible properties, such as oil, coal, natural gas, agricultural products, industrial metals, livestock and precious metals. In order to gain exposure to the commodities markets without investing directly in physical commodities, the Acquiring Fund may invest in commodity index-linked notes. Commodity index-linked notes are derivative debt instruments with principal and/or coupon payments linked to the performance of commodity indices. These notes are sometimes referred to as "structured notes" because the terms of these notes may be structured by the issuer and the purchaser of the note. The value of these notes will rise or fall in response to changes in the underlying commodity index and will be subject to credit and interest rate risks that typically affect debt securities.

The Acquiring Fund may also invest up to 35% of its Managed Assets in equities, including common stock, preferred stock, convertible stock, and open-end and closed-end investment companies, including exchange-traded funds. The Acquiring Fund may invest up to 20% of its Managed Assets in fixed income securities other than those of Real Asset Companies and Issuers, including in TIPS and other inflation-linked fixed income securities.

The Adviser will determine the Acquiring Fund's strategic allocation with respect to its debt and equity investments as well as its strategic allocation with respect to its investment sub-portfolios.

The Acquiring Fund currently intends to use leverage to seek to achieve its investment objective. The Acquiring Fund currently anticipates obtaining leverage through reverse repurchase agreements and through borrowings from banks and/or other financial institutions. Although the Acquiring Fund may issue preferred shares or debt securities, it has no current intention to do so during the Acquiring Fund's first year of operations. As a non-fundamental policy that may be changed by the Acquiring Fund's Board, the Acquiring Fund may issue preferred shares or borrow money and issue debt securities ("traditional leverage") with an aggregate liquidation preference and aggregate principal amount up to 33 1/3% of the Acquiring Fund's total assets. The use of borrowing techniques, preferred shares, debt or effective leverage (defined below) to leverage the shares of common stock will involve greater risk to common shareholders. The Acquiring Fund will monitor interest rates and market conditions and anticipates that it will leverage the shares of common stock at some point in the future if the Acquiring Fund's Board determines that it is in the best interest of the Acquiring Fund and its common shareholders. The costs of leverage will be borne solely by the common shareholders. In addition, RA Fund may enter into reverse repurchase agreements, swaps, futures, securities lending, or short sales, that may provide leverage (collectively referred to as "effective leverage"). Although certain forms of effective leverage used by the Acquiring Fund may not be considered senior securities under the 1940 Act, such effective leverage will be considered leverage for the Acquiring Fund's leverage limits. The Acquiring Fund may also engage in certain investment management techniques which may have effects similar to the leverage described herein and may be considered senior securities for purposes of the 1940 Act unless the Acquiring Fund segregates cash or other liquid securities equal to the Acquiring Fund 's daily marked-to-market obligations in respect of such techniques. The Acquiring Fund may cover such transactions using other methods currently or in the future permitted under the 1940 Act, the rules and regulations thereunder, or orders issued by the SEC thereunder. For these purposes, interpretations and guidance provided by the SEC and its staff may be taken into account when deemed appropriate by the Acquiring Fund. These segregation and coverage requirements could result in the Acquiring Fund maintaining securities positions that it would otherwise liquidate, segregating assets at a time when it might be disadvantageous to do so, or otherwise restricting portfolio management. Such segregation and cover requirements will not limit or offset losses on related positions. The Acquiring Fund's total leverage, either through traditional leverage or effective leverage, will not exceed 38% of the Acquiring Fund's Managed Assets. The use of leverage may magnify the impact of changes in net asset value on the holders of shares of common stock. In addition, the cost of leverage could exceed the return on the securities acquired with the proceeds of the leverage, thereby diminishing returns to the holders of the shares of common stock.

The Adviser utilizes a fundamental, bottom-up, value-based selection methodology, taking into account short-term considerations, such as temporary market mispricing, and long-term considerations, such as values of assets and cash flows. The Adviser also draws upon the expertise and knowledge within Brookfield Asset Management Inc. and its affiliates, which provides extensive owner/operator insights into industry drivers and trends. Brookfield Asset Management Inc. is a global alternative asset manager with over $250 billion in assets under management as of June 30, 2016, and over 100 years of experience owning and operating Real Assets, including property, infrastructure, renewable power, timberland and agricultural lands. The Adviser takes a balanced approach to investing, seeking to mitigate risk through diversification, credit analysis, economic analysis and review of sector and industry trends. The Adviser uses credit research to select individual securities that it believes can add value from income and/or the potential for capital appreciation. The credit research may include an assessment of an issuer's general financial condition, its competitive positioning and management strength, as well as industry characteristics and other factors. The Adviser may sell a security due to changes in credit characteristics or outlook, as well as changes in portfolio strategy or cash flow needs. A security may also be sold and replaced with one that presents a better value or risk/reward profile.

The Acquiring Fund may invest in, among other things, the types of instruments described below:

Fixed Income Securities. Fixed income securities obligate the issuer to pay to the holder of the security a specified return, which may be either fixed or reset periodically in accordance with the terms of the security. Fixed income securities generally are senior to an issuer's common stock and their holders generally are entitled to receive amounts due before any distributions are made to common shareholders. Common stocks, on the other hand, generally do not obligate an issuer to make periodic distributions to holders.

The market value of fixed income securities, especially those that provide a fixed rate of return, may be expected to rise and fall inversely with interest rates and in general is affected by the credit rating of the issuer, the issuer's performance and perceptions of the issuer in the market place. The market value of callable or redeemable fixed income securities may also be affected by the issuer's call and redemption rights. In addition, it is possible that the issuer of fixed income securities may not be able to meet its interest or principal obligations to holders. Further, holders of non-convertible fixed income securities do not participate in any capital appreciation of the issuer.

The Fund may also invest in obligations of government-sponsored instrumentalities. Unlike non-U.S. government securities, obligations of certain agencies and instrumentalities of the U.S. government, such as the Government National Mortgage Association, are supported by the "full faith and credit" of the U.S. government; others, such as those of the Export-Import Bank of the United States, are supported by the right of the issuer to borrow from the U.S. Treasury; others, such as those of the Federal National Mortgage Association, are supported by the discretionary authority of the U.S. government to purchase the agency's obligations; and still others, such as those of the Student Loan Marketing Association, are supported only by the credit of the instrumentality. No assurance can be given that the U.S. government would provide financial support to U.S. government sponsored instrumentalities if it is not obligated to do so by law.

Below Investment Grade (High Yield or "Junk Bond") Securities. Selection and supervision of High Yield Securities, by the Adviser, involves continuous analysis of individual issuers, general business conditions and other factors which may be too time-consuming or too costly for the average investor. The furnishing of these services does not, of course, guarantee successful results. The Adviser's analysis of issuers includes, among other things, historic and current financial conditions, current and anticipated cash flow and borrowing requirements, value of assets in relation to historical costs, strength of management, responsiveness to business conditions, credit standing, and current and anticipated results of operations. Analysis of general conditions and other factors may include anticipated changes in economic activity and interest rates, the availability of new investment opportunities and the economic outlook for specific industries.

The ratings of Moody's, S&P and the other Rating Agencies represent their opinions as to the quality of the obligations which they undertake to rate. Ratings are relative and subjective and, although ratings may be useful in evaluating the safety of interest and principal payments, they do not evaluate the market value risk of such obligations. While the Adviser considers as one factor in its credit analysis the ratings assigned by the rating services, the Adviser performs its own independent credit analysis of issuers and, consequently, the Acquiring Fund may invest, without limit, in unrated securities. As a result, the Acquiring Fund's ability to achieve its investment objectives may depend to a greater extent on the Adviser's own credit analysis than investment companies which invest in investment grade securities. The Acquiring Fund may continue to hold securities that are downgraded after the Acquiring Fund purchases them and will sell such securities only if, in the Adviser's judgment, it is advantageous to sell such securities.

Investments in High Yield Securities generally provide greater income and increased opportunity for capital appreciation than investments in investment grade fixed income securities, but they also typically entail greater price volatility and principal and income risk, including the possibility of issuer default and bankruptcy. High Yield Securities are regarded as being predominantly speculative as to the issuer's ability to make repayments of principal and payments of interest. Investment in such securities involves substantial risk. Issuers of High Yield Securities may be highly leveraged and may not have available to them more traditional methods of financing. Therefore, the risks associated with acquiring the securities of such issuers generally are greater than is the case with investment grade securities. For example, during an economic downturn or a sustained period of rising interest rates, issuers of High Yield Securities may be more likely to experience financial stress, especially if such issuers are highly leveraged. During periods of economic downturn, such issuers may not have sufficient revenues to meet their interest payment obligations. The issuer's ability to service its debt obligations also may be adversely affected by specific issuer developments, or the issuer's inability to meet specific projected business forecasts or the unavailability of additional financing. Therefore, there can be no assurance that in the future there will not exist a higher default rate relative to the rates currently existing in the high yield market. If an issuer of High Yield Securities defaults, in addition to risking non-payment of all or a portion of interest and principal, the Acquiring Fund may incur additional expenses to seek recovery. The market prices of High Yield Securities structured as zero-coupon, step-up or payment-in-kind securities will normally be affected to a greater extent by interest rate changes, and therefore tend to be more volatile than the prices of securities that pay interest currently and in cash. Other than with respect to Distressed Securities (which are discussed below), the high yield securities in which the Acquiring Fund may invest do not include securities which, at the time of investment, are in default or the issuers of which are in bankruptcy. However, there can be no assurance that such events will not occur after the Acquiring Fund purchases a particular security, in which case the Acquiring Fund may experience losses and incur costs.

High Yield Securities tend to be more volatile than investment grade fixed income securities, so that adverse events may have a greater impact on the prices of high yield securities than on investment grade fixed income securities. Factors adversely affecting the market value of such securities are likely to affect adversely the Acquiring Fund's net asset value.

Like investment grade fixed income securities, High Yield Securities are generally purchased and sold through dealers who make a market in such securities for their own accounts. There are fewer dealers, however, in the high yield market, and thus the market may be less liquid than the market for investment grade fixed income securities, even under normal economic conditions. In addition, there may be significant disparities in the prices quoted for high yield securities by various dealers and the spread between the bid and asked price is generally much larger than for investment grade securities. As a result, the Acquiring Fund may experience difficulty acquiring appropriate high yield securities for investment.

Adverse conditions and investor perceptions thereof (whether or not based on economic fundamentals) may impair liquidity in the high yield market and may cause the prices the Acquiring Fund receives for its high yield securities to be reduced. In addition, the Acquiring Fund may experience difficulty in liquidating a portion of its portfolio when necessary to meet the Acquiring Fund's liquidity needs or in response to a specific economic event such as a deterioration in the creditworthiness of the issuer. Under such conditions, judgment may play a greater role in valuing certain of the Acquiring Fund's portfolio securities than in the case of securities trading in a more liquid market. In addition, the Acquiring Fund may incur additional expenses if it is forced to seek recovery upon a default of a portfolio holding or if it participates in the restructuring of the obligation.

The risk of loss due to default by an issuer is significantly greater for the holders of junk bonds because such securities are often unsecured and subordinated to other creditors of the issuer. In addition, junk bonds may have call or redemption features that permit an issuer to repurchase the securities from the Acquiring Fund. If a call were to be exercised by an issuer during a period of declining interest rates, the Acquiring Fund would likely have to replace such called securities with lower yielding securities, thereby decreasing the net investment income to the Acquiring Fund and dividends to stockholders.

The High Yield Securities in which the Acquiring Fund invests may include credit linked notes, structured notes or other instruments evidencing interests in special purpose vehicles or trusts that hold interests in high yield securities.

Structured notes and other related instruments are privately negotiated debt obligations in which the principal and/or interest is determined by reference to the performance of a benchmark asset, market or interest rate (an "embedded index"), such as selected securities, an index of securities or specified interest rates, or the differential performance of two assets or markets. Structured instruments may be issued by corporations, including banks, as well as by governmental agencies. Structured instruments frequently are assembled in the form of medium-term notes, but a variety of forms are available and may be used in particular circumstances. The terms of such structured instruments normally provide that their principal and/or interest payments are to be adjusted upwards or downwards (but ordinarily not below zero) to reflect changes in the embedded index while the structured instruments are outstanding. As a result, the interest and/or principal payments that may be made on a structured product may vary widely, depending on a variety of factors, including the volatility of the embedded index and the effect of changes in the embedded index on principal and/or interest payments. The rate of return on structured notes may be determined by applying a multiplier to the performance or differential performance of the referenced index(es) or other asset(s). Application of a multiplier involves leverage that will serve to magnify the potential for gain and the risk of loss.

Structured instruments may be less liquid than other fixed income securities and the price of structured instruments may be more volatile. In some cases, depending on the terms of the embedded index, a structured instrument may provide that the principal and/or interest payments may be adjusted below zero. Structured instruments also may involve significant credit risk and risk of default by the counterparty. Structured instruments may also be illiquid. Like other sophisticated strategies, the Acquiring Fund's use of structured instruments may not work as intended.

The Acquiring Fund may receive warrants or other non-income producing equity securities in connection with its investments in High Yield Securities, including in unit offerings, in an exchange offer, upon the conversion of a convertible security, or upon the restructuring or bankruptcy of investments owned by the Acquiring Fund.

Warrants are privileges issued by corporations enabling the owners to subscribe to and purchase a specified number of shares of the corporation at a specified price during a specified period of time. Subscription rights normally have a short life span to expiration. The purchase of warrants involves the risk that the Acquiring Fund could lose the purchase value of a right or warrant if the right to subscribe to additional shares is not exercised prior to the warrants' expiration. Also, the purchase of warrants involves the risk that the effective price paid for the warrant added to the subscription price of the related security may exceed the value of the subscribed security's market price such as when there is no movement in the level of the underlying security.

Corporate Loans. The Acquiring Fund may invest in in Corporate Loans. The Acquiring Fund considers Corporate Loans that are rated below investment grade by the established rating services to be High Yield Securities.

The Corporate Loans in which the Acquiring Fund will invest primarily consist of direct obligations of a borrower and may include debtor in possession financings pursuant to Chapter 11 of the U.S. Bankruptcy Code, obligations of a borrower issued in connection with a restructuring pursuant to Chapter 11 of the U.S. Bankruptcy Code, leveraged buy-out loans, leveraged recapitalization loans, receivables purchase facilities, and privately placed notes. The Acquiring Fund may invest in a Corporate Loan at origination as a co-lender or by acquiring in the secondary market participations in, assignments of or novations of a Corporate Loan. By purchasing a participation, the Acquiring Fund acquires some or all of the interest of a bank or other lending institution in a loan to a borrower. The participations typically will result in the Acquiring Fund having a contractual relationship only with the lender, not the borrower. The Acquiring Fund will have the right to receive payments of principal, interest and any fees to which it is entitled only from the lender selling the participation and only upon receipt by the lender of the payments from the borrower. Loan participations, therefore, involve a risk of insolvency of the lending bank or other financial intermediary. Many Corporate Loans are secured, although some may be unsecured. Corporate Loans that are fully secured offer the Acquiring Fund more protection than an unsecured loan or high yield bond in the event of non-payment of scheduled interest or principal. However, there is no assurance that the liquidation of collateral from a secured loan would satisfy the borrower's obligation, or that the collateral can be liquidated. The markets in loans are not regulated by federal securities laws or the SEC.

As in the case of junk bonds, such Corporate Loans may be rated below investment grade or, if unrated, are considered by the Adviser to be of comparable quality. As in the case of junk bonds, such Corporate Loans can be expected to provide higher yields than lower yielding, investment grade fixed income securities, but may be subject to greater risk of loss of principal and income. There are, however, some significant differences between Corporate Loans and junk bonds. Corporate Loan obligations are frequently secured by pledges of liens and security interests in the assets of the borrower, and the holders of Corporate Loans are frequently the beneficiaries of debt service subordination provisions imposed on the borrower's bondholders. Such security and subordination arrangements are designed to give Corporate Loan investors preferential treatment over high yield bond investors in the event of a deterioration in the credit quality of the issuer. Even when these arrangements exist, however, there can be no assurance that the principal and interest owed on the Corporate Loan will be repaid in full. Corporate Loans generally bear interest at rates set at a margin above a generally recognized base lending rate that may fluctuate on a day-to-day basis, in the case of the prime rate of a U.S. bank, or which may be adjusted periodically, typically 30 days but generally not more than one year, in the case of the London Interbank Offered Rate. Consequently, the value of Corporate Loans held by the Acquiring Fund may be expected to fluctuate less than the value of other fixed rate high yield instruments as a result of changes in the interest rate environment. On the other hand, the secondary dealer market for certain Corporate Loans may not be as well developed as the secondary dealer market for high yield bonds, and therefore, positively correlate with increased market risk relating to liquidity and pricing concerns.

Equity Securities. The Acquiring Fund may invest up to 35% of its total assets in equity securities, including preferred stocks, common stocks, securities convertible into common stocks or rights or warrants to subscribe for or purchase any of the foregoing. The Fund retains the ability to invest in companies of any size market capitalization.

Common Stock. The Acquiring Fund may invest in common stock. Common stock is issued by companies to raise cash for business purposes and represents a proportionate interest in the issuing companies. Therefore, the Fund participates in the success or failure of any company in which it holds stock. The market value of common stock can fluctuate significantly, reflecting the business performance of the issuing company, investor perception and general economic or financial market movements. Smaller companies are especially sensitive to these factors and may even become valueless. Despite the risk of price volatility, however, common stocks also offer a greater potential for gain on investment, compared to other classes of financial assets such as bonds or cash equivalents.

Convertible Debt Securities and Preferred Securities. The Acquiring Fund may invest in convertible debt securities. A convertible debt security is a bond, debenture or note that may be converted into or exchanged for a prescribed amount of common stock or other securities of the same or a different issuer within a particular period of time at a specified price or formula. A convertible debt security entitles the holder to receive interest generally paid or accrued on debt until the convertible security matures or is redeemed, converted or exchanged. Convertible securities, including convertible preferred securities, have several unique investment characteristics such as (i) higher yields than common stocks, but lower yields than comparable nonconvertible securities, (ii) a lesser degree of fluctuation in value than the underlying stock since they have fixed income characteristics, and (iii) the potential for capital appreciation if the market price of the underlying common stock increases. Holders of convertible securities have a claim on the assets of the issuer prior to the common stockholders, but may be subordinated to similar non-convertible securities of the same issuer. A convertible security might be subject to redemption at the option of the issuer at a price established in the convertible security's governing instrument. If a convertible security held by the Acquiring Fund is called for redemption, the Acquiring Fund may be required to permit the issuer to redeem the security, convert it into the underlying common stock or other securities or sell it to a third party.

The Acquiring Fund may invest in CoCos. CoCos have no stated maturity, have fully discretionary coupons and are typically issued in the form of subordinated debt instruments. CoCos generally either convert into equity or have their principal written down upon the occurrence of certain triggering events ("triggers") linked to regulatory capital thresholds or regulatory actions relating to the issuer's continued viability. As a result, CoCos are subject to the risk that coupon (i.e., interest) payments may be cancelled by the issuer or a regulatory authority in order to help the issuer absorb losses. Additionally, CoCos are also subject to the risk that, in the event of the liquidation, dissolution or winding-up of an issuer prior to a trigger event, a holder of CoCos will generally have rights and claims that rank junior to the claims of holders of the issuer's other debt obligations. In addition, if CoCos are converted into the issuer's underlying equity securities following a trigger event, the holding may be further subordinated due to the conversion from a debt to equity instrument. Further, the value of an investment in CoCos is unpredictable and will be influenced by many factors and risks, including interest rate risk, credit risk, market risk and liquidity risk.

The Acquiring Fund may invest in preferred securities, including preferred securities that may be converted into common stock or other securities of the same or a different issuer, and non-convertible preferred securities. Generally, preferred securities receive dividends in priority to distributions on common stock and usually have a priority of claim over common stockholders if the issuer of the stock is liquidated. Preferred securities have certain characteristics of both debt and equity securities. Like debt securities, preferred securities' rate of income is generally contractually fixed. Like equity securities, preferred securities do not have rights to precipitate bankruptcy filings or collection activities in the event of missed payments. Furthermore, preferred securities are generally in a subordinated position in an issuer's capital structure and their value are heavily dependent on the profitability of the issuer rather than on any legal claims to specific assets or cash flows.

There are two basic types of preferred securities. The first type, sometimes referred to as traditional preferred securities, consists of preferred stock issued by an entity taxable as a corporation. The second type, sometimes referred to as trust preferred securities, are usually issued by a trust or limited partnership and represent preferred interests in deeply subordinated debt instruments issued by the corporation for whose benefit the trust or partnership was established.

Traditional preferred securities generally pay fixed or adjustable rate dividends to investors and generally have a "preference" over common stock in the payment of dividends and the liquidation of a company's assets. This means that a company must pay dividends on preferred stock before paying any dividends on its common stock. In order to be payable, distributions on such preferred securities must be declared by the issuer's board of directors. Income payments on typical preferred securities currently outstanding are cumulative, causing dividends and distributions to accumulate even if not declared by the board of directors or otherwise made payable. In such a case all accumulated dividends must be paid before any dividend on the common stock can be paid. However, some traditional preferred stocks are non-cumulative, in which case dividends do not accumulate and need not ever be paid. A portion of the portfolio may include investments in non-cumulative preferred securities, whereby the issuer does not have an obligation to make up any arrearages to its shareholders. Should an issuer of a non-cumulative preferred stock held by the Acquiring Fund determine not to pay dividends on such stock, the amount of dividends the Acquiring Fund pays may be adversely affected. There is no assurance that dividends or distributions on the traditional preferred securities in which the Acquiring Fund invests will be declared or otherwise made payable.

Preferred stockholders usually have no right to vote for corporate directors or on other matters. Shares of traditional preferred securities have a liquidation value that generally equals the original purchase price at the date of issuance. The market value of preferred securities may be affected by favorable and unfavorable changes impacting companies in the utilities and financial services sectors, which are prominent issuers of preferred securities, and by actual and anticipated changes in tax laws, such as changes in corporate income tax rates or the "Dividends Received Deduction." Because the claim on an issuer's earnings represented by traditional preferred securities may become onerous when interest rates fall below the rate payable on such securities, the issuer may redeem the securities. Thus, in declining interest rate environments in particular, the Acquiring Fund's holdings of higher rate-paying fixed rate preferred securities may be reduced and the Acquiring Fund may be unable to acquire securities of comparable credit quality paying comparable rates with the redemption proceeds.

Trust preferred securities are a comparatively new asset class. Trust preferred securities are typically issued by corporations, generally in the form of interest-bearing notes with preferred security characteristics, or by an affiliated business trust of a corporation, generally in the form of beneficial interests in subordinated debentures or similarly structured securities. The trust preferred securities market consists of both fixed and adjustable coupon rate securities that are either perpetual in nature or have stated maturity dates. Trust preferred securities are typically junior and fully subordinated liabilities of an issuer or the beneficiary of a guarantee that is junior and fully subordinated to the other liabilities of the guarantor. In addition, trust preferred securities typically permit an issuer to defer the payment of income for eighteen months or more without triggering an event of default. Generally, the deferral period is five years or more. Because of their subordinated position in the capital structure of an issuer, the ability to defer payments for extended periods of time without default consequences to the issuer, and certain other features (such as restrictions on common dividend payments by the issuer or ultimate guarantor when full cumulative payments on the trust preferred securities have not been made), these trust preferred securities are often treated as close substitutes for traditional preferred securities, both by issuers and investors. Trust preferred securities have many of the key characteristics of equity due to their subordinated position in an issuer's capital structure and because their quality and value are heavily dependent on the profitability of the issuer rather than on any legal claims to specific assets or cash flows.

The Acquiring Fund considers below investment grade convertible debt securities and preferred securities to be High Yield Securities.

Distressed Securities. The Acquiring Fund may invest up to 10% of its total assets in Distressed Securities of corporate issuers, which are the subject of bankruptcy proceedings or otherwise in default as to the repayment of principal and/or payment of interest at the time of acquisition by the Acquiring Fund or are rated in the lowest rating categories (Ca or lower by Moody's and CC or lower by S&P) or, if unrated, are considered by the Adviser to be of comparable quality. Investment in Distressed Securities is speculative and involves significant risk. Distressed Securities frequently do not produce income while they are outstanding and may require the Acquiring Fund to bear certain extraordinary expenses in order to protect and recover its investment. Therefore, to the extent the Acquiring Fund seeks its secondary objective of capital appreciation through investment in Distressed Securities, the Acquiring Fund's ability to achieve current income for its stockholders may be diminished. The Acquiring Fund also will be subject to significant uncertainty as to when and in what manner and for what value the obligations evidenced by the Distressed Securities will eventually be satisfied (e.g., through a liquidation of the obligor's assets, an exchange offer or plan of reorganization involving the Distressed Securities or a payment of some amount in satisfaction of the obligation). In addition, even if an exchange offer is made or a plan of reorganization is adopted with respect to Distressed Securities held by the Acquiring Fund, there can be no assurance that the securities or other assets received by the Acquiring Fund in connection with such exchange offer or plan of reorganization will not have a lower value or income potential than may have been anticipated when the investment was made. Moreover, any securities received by the Acquiring Fund upon completion of an exchange offer or plan of reorganization may be restricted as to resale. As a result of the Acquiring Fund's participation in negotiations with respect to any exchange offer or plan of reorganization with respect to an issuer of Distressed Securities, the Acquiring Fund may be restricted from disposing of such securities.

Illiquid Securities. The Acquiring Fund may invest in junk bonds, Corporate Loans, convertible debt securities, preferred securities and other securities that lack a secondary trading market or are otherwise considered illiquid. Liquidity of a security relates to the ability to easily dispose of the security and the price to be obtained upon disposition of the security, which may be less than would be obtained for a comparable more liquid security. The Acquiring Fund has no limitation on the amount of its investments that are not readily marketable or are subject to restrictions on resale. Illiquid securities may be subject to wide fluctuations in market value. The Acquiring Fund may be subject to significant delays in disposing of certain high yield securities. As a result, the Acquiring Fund may be forced to sell these securities at less than fair market value or may not be able to sell them when the Adviser believes that it is desirable to do so. Illiquid securities also may entail registration expenses and other transaction costs that are higher than those for liquid securities. Such investments may affect the Acquiring Fund's ability to realize the net asset value in the event of a voluntary or involuntary liquidation of its assets.

Residential Mortgage Backed Securities. RMBS are securities that directly or indirectly represent participations in, or are secured by and payable from, mortgage loans secured by real property. RMBS include the following: those issued or guaranteed by the U.S. Government or one of its agencies or instrumentalities, such as Ginnie Mae, Fannie Mae and Freddie Mac; those issued by private issuers that represent interests in, or are collateralized by, MBS issued or guaranteed by the U.S. Government or one of its agencies or instrumentalities; and those issued by private issuers that represent an interest in, or are collateralized by whole mortgage loans or RMBS without a U.S. Government guarantee but usually with subordination or some other form of private credit enhancement.

The investment characteristics of RMBS differ from traditional debt securities. The major differences include the fact that interest payments and principal repayments on RMBS are made more frequently (usually monthly), and principal may be prepaid at any time because the underlying mortgage loans or other assets generally may be prepaid at any time. These differences can result in significantly greater price and yield volatility than is the case with traditional debt securities. The Adviser will seek to manage these risks (and potential benefits) by investing in a variety of such securities and by using hedging techniques.

Prepayments on a pool of mortgage loans is influenced by a variety of economic, geographic, social and other factors, including changes in mortgagors' housing needs, job transfer, unemployment, mortgagors' net equity in the mortgaged properties and servicing decisions. The timing and level of prepayments cannot be predicted. Generally, however, prepayments on fixed rate mortgage loans will increase during a period of falling mortgage interest rates and decrease during a period of rising mortgage interest rates.

Accordingly, amounts available for reinvestment by the Acquiring Fund are likely to be greater during a period of declining mortgage interest rates and, if general interest rates also decline, are likely to be reinvested at lower interest rates than the Fund was earning on the RMBS that were prepaid. During a period of rising interest rates, amounts available for reinvestment by the Acquiring Fund are likely to be lower and the effective maturities of RMBS may extend.

Commercial Mortgage Backed Securities. CMBS are multi-class debt or pass-through or pay-through securities backed by a mortgage loan or pool of mortgage loans on commercial real property, such as industrial and warehouse properties, office buildings, retail space and shopping malls, single and multifamily properties and cooperative apartments, hotels and motels, nursing homes, hospitals and senior living centers, mobile home parks, manufactured home communities, theaters, self-storage facilities, restaurants and convenience stores.

Assets underlying CMBS may relate to many properties, only a few properties, or to a single property. Each commercial mortgage loan that underlies a CMBS has certain distinct characteristics.

Commercial mortgage loans are sometimes not amortizing and often not fully amortizing. At their maturity date, repayment of the remaining principal balance or "balloon" is due and is repaid through the attainment of an additional loan, the sale of the property or the contribution of additional capital. Unlike most single family residential mortgages, commercial real property loans often contain provisions that substantially reduce the likelihood that they will be prepaid. The provisions generally impose significant prepayment penalties on loans and, in some cases, there may be prohibitions on principal prepayments for several years following origination. Changing real estate markets may adversely affect both the value of the underlying collateral and the borrower's ability to meet contractual obligations, either of which may lead to delinquencies, defaults, modifications or foreclosure that in turn may lead to the realization of credit losses in CMBS.

CMBS have been issued in public and private transactions by a variety of public and private issuers. Non-governmental entities that have issued or sponsored CMBS offerings include owners of commercial properties, originators of, and investors in, mortgage loans, savings and loan associations, mortgage banks, commercial banks, insurance companies, investment banks and special purpose subsidiaries of the foregoing. The Acquiring Fund may from time to time purchase CMBS directly from issuers in negotiated or non-negotiated transactions or from a holder of such CMBS in the secondary market.

Commercial mortgage securitizations generally are senior/subordinated structures. The senior class investors are deemed to be protected against potential losses on the underlying mortgage loans by the subordinated class investors who take the first loss if there are defaults on the underlying commercial mortgage loans. Other protections, which may benefit all of the classes including the subordinated classes, may include issuer guarantees, additional subordinated securities, cross-collateralization, over-collateralization and the equity investor in the underlying properties.

Asset Backed Securities. ABS are collateralized by pools of such assets as home equity loans and lines of credit, credit card receivables, automobile loans, loans to finance the purchase of manufactured housing, equipment receivables, franchise loans, automobile dealer floor plan receivables, and other forms of indebtedness, leases or claims to identifiable cash flows.

ABS present certain risks that are not presented by MBS. ABS generally do not have the benefit of the same type of security interest in the related collateral, or may not be secured by a specific interest in real property.

Subordinated classes of ABS may be entitled to receive repayment of principal only after all required principal payments have been made to more senior classes, and also may have subordinated rights as to receipt of interest distributions. Such subordinated classes are subject to a greater risk of non-payment than are senior classes or ABS backed by third party credit enhancement.

U.S. Government Securities. U.S. Government securities include issues of the U.S. Treasury, such as bills, certificates of indebtedness, notes and bonds, as well as obligations of agencies and instrumentalities of the U.S. Government. U.S. Treasury securities are backed by the full faith and credit of the U.S. Government. Obligations of agencies and instrumentalities of the U.S. Government often are not backed by the full faith and credit of the U.S. Government.

Collateralized Loan Obligations ("CLOs"). CLOs are types of asset-backed securities. A CLO is a trust typically collateralized by a pool of loans, which may include, among others, domestic and foreign senior secured loans, senior unsecured loans and subordinate corporate loans, including loans that may be rated below investment grade or equivalent unrated loans. CLOs may charge management fees and administrative expenses.

REITs. REITs are pooled investment vehicles that own, and typically operate, income-producing real estate or real estate-related assets. If a REIT meets certain requirements, including distributing to shareholders substantially all of its taxable income (other than net capital gains), then it is not taxed on the income distributed to shareholders. REITs are subject to management fees and other expenses, and, to the extent the Acquiring Fund invests in REITs, it will bear its proportionate share of the costs of the REITs' operations.

There are three general categories of REITs: Equity REITs, Mortgage REITs and Hybrid REITs. Equity REITs invest primarily in direct fee ownership or leasehold ownership of real property; they derive most of their income from rents. Mortgage REITs invest mostly in mortgages on real estate, which may secure construction, development or long-term loans, and the main source of their income is mortgage interest payments. Hybrid REITs hold both ownership and mortgage interests in real estate.

Along with the risks common to different types of real estate-related securities, REITs, no matter the type, involve additional risk factors. These include poor performance by the REIT's manager, changes to the tax laws, and failure by the REIT to qualify for tax-free distribution of income or exemption under the 1940 Act. Furthermore, REITs are not diversified and are heavily dependent on cash flow.

Other Mortgage Related Securities. Other mortgage related securities include securities other than those described above that directly or indirectly represent a participation in, or are secured by and payable from, mortgage loans on real property. Other mortgage related securities may be equity or debt securities issued by agencies or instrumentalities of the U.S. Government or by private originators of, or investors in, mortgage loans, including savings and loan associations, homebuilders, mortgage banks, commercial banks, investment banks, partnerships, trusts and special purpose entities of the foregoing.

Repurchase Agreements. Repurchase agreements may be seen as loans by the Fund collateralized by underlying debt securities. Under the terms of a typical repurchase agreement, the Fund would acquire an underlying debt obligation for a relatively short period (usually not more than one week) subject to an obligation of the seller to repurchase, and the Fund to resell, the obligation at an agreed price and time. This arrangement results in a fixed rate of return to the Fund that is not subject to market fluctuations during the holding period. The Fund bears a risk of loss in the event that the other party to a repurchase agreement defaults on its obligations and the Fund is delayed in or prevented from exercising its rights to dispose of the collateral securities, including the risk of a possible decline in the value of the underlying securities during the period in which it seeks to assert these rights. The Adviser, acting under the supervision of the Board of Directors, reviews the creditworthiness of those banks and dealers with which the Fund enters into repurchase agreements to evaluate these risks and monitors on an ongoing basis the value of the securities subject to repurchase agreements to ensure that the value is maintained at the required level. The Fund will not enter into repurchase agreements with the Adviser or any of its affiliates.

Bank Loans, Assignments, and Participations. Loans (including "Senior Loans" (as described below), delayed funding loans and revolving credit facilities) may be fixed- or floating-rate obligations. Loan interests may take the form of direct interests acquired during a primary distribution and may also take the form of assignments of, novations of or participations in a bank loan acquired in secondary markets.

Senior floating rate loans may be made to or issued by U.S. or non-U.S. banks or other corporations ("Senior Loans"). Senior Loans include senior floating rate loans and institutionally traded senior floating rate debt obligations issued by asset-backed pools and other issuers, and interests therein. Loan interests may be acquired from U.S. or foreign commercial banks, insurance companies, finance companies or other financial institutions who have made loans or are members of a lending syndicate or from other holders of loan interests.

Senior Loans typically pay interest at rates which are re-determined periodically on the basis of a floating base lending rate (such as the London Inter-Bank Offered Rate, "LIBOR") plus a premium. Senior Loans are typically of below investment grade quality. Senior Loans generally (but not always) hold the most senior position in the capital structure of a borrower and are often secured with collateral. A Senior Loan is typically originated, negotiated and structured by a U.S. or foreign commercial bank, insurance company, finance company or other financial institution (the "Agent") for a lending syndicate of financial institutions ("Lenders"). The Agent typically administers and enforces the Senior Loan on behalf of the other Lenders in the syndicate. In addition, an institution, typically but not always the Agent, holds any collateral on behalf of the Lenders.

A Fund that invests in senior loans may be subject to greater levels of credit risk, call risk, settlement risk and liquidity risk than funds that do not invest in such securities. Senior Loans and other types of direct indebtedness may not be readily marketable and may be subject to restrictions on resale because, among other reasons, they may not be listed on any exchange, or a secondary market for such loans may not exist or if a secondary market exists, it may be comparatively illiquid relative to markets for other more liquid fixed income securities. As a result, in some cases, transactions in senior loans may involve greater costs than transactions in more actively traded securities. Furthermore, restrictions on transfers in loan agreements, a lack of publicly-available information, irregular trading activity and wide bid/ask spreads among other factors, may, in certain circumstances, make senior loans more difficult to sell at what the Adviser believes to be a fair price for such security. These factors may result in a Fund being unable to realize full value for the senior loans and/or may result in a Fund not receiving the proceeds from a sale of a senior loan for an extended period after such sale, each of which could result in losses to a Fund. Senior loans may have extended trade settlement periods which may result in cash not being immediately available to a Fund. In addition, valuation of illiquid indebtedness involves a greater degree of judgment in determining the Acquiring Fund's NAV than if that value were based on available market quotations, and could result in significant variations in the Acquiring Fund's daily share price. At the same time, some loan interests are traded among certain financial institutions and accordingly may be deemed liquid. The Adviser will determine the liquidity of the Acquiring Fund's investments by reference to market conditions and contractual provisions.

The Acquiring Fund may also invest in stapled securities. A stapled security is a security that is comprised of two parts that cannot be separated from one another. The two parts of a stapled security are a unit of a trust and a share of a company. The resulting security is influenced by both parts, and must be treated as one unit at all times, such as when buying or selling a security. The value of stapled securities and the income derived from them may fall as well as rise. Stapled securities are not obligations of, deposits in, or guaranteed by, the Acquiring Fund. The listing of stapled securities on a domestic or foreign exchange does not guarantee a liquid market for stapled securities.

Assignments and participations in commercial loans, as well as debtor-in-possession loans, may be secured or unsecured. Loan participations typically represent direct participations in a loan to a borrower, and generally are offered by banks or other financial institutions or lending syndicates. An investor that participates in such syndications, or buys part of a loan, becomes part lender. When purchasing loan participations, the Fund assumes the credit risk associated with the corporate or other borrower and may assume the credit risk associated with an interposed bank or other financial intermediary. The participation interests in which the Acquiring Fund intends to invest may not be rated by any NRSRO.

A loan is often administered by an agent bank acting as agent for all holders. The agent bank administers the terms of the loan, as specified in the loan agreement. In addition, the agent bank is normally responsible for the collection of principal and interest payments from the borrower and the apportionment of these payments to the credit of all institutions which are parties to the loan agreement. Unless, under the terms of the loan or other indebtedness, the Acquiring Fund has direct recourse against the borrower, the Acquiring Fund may have to rely on the agent bank or other financial intermediary to apply appropriate credit remedies against a borrower.

A financial institution's employment as agent bank might be terminated in the event that it fails to observe a requisite standard of care or becomes insolvent. A successor agent bank would generally be appointed to replace the terminated agent bank, and assets held by the agent bank under the loan agreement should remain available to holders of such indebtedness. However, if assets held by the agent bank for the benefit of the Fund were determined to be subject to the claims of the agent bank's general creditors, the Fund might incur certain costs and delays in realizing payment on a loan or loan participation and could suffer a loss of principal and/or interest. In situations involving other interposed financial institutions (e.g., an insurance company or governmental agency) similar risks may arise.

Indebtedness of companies whose creditworthiness is poor involves substantially greater risks, and may be highly speculative. Some companies may never pay off their indebtedness, or may pay only a small fraction of the amount owed. Consequently, when investing in indebtedness of companies with poor credit, the Acquiring Fund bears a substantial risk of losing the entire amount invested.

In the case of loan participations where a bank or other lending institution serves as a financial intermediary between the Acquiring Fund and the corporate borrower, if the participation does not shift to the Fund the direct debtor-creditor relationship with the borrower, Commission interpretations require the Fund to treat both the lending bank or other lending institution and the borrower as "issuers." Treating a financial intermediary as an issuer of indebtedness may in certain circumstances restrict the Acquiring Fund's ability to invest in indebtedness related to a single financial intermediary, or a group of intermediaries engaged in the same industry, even if the underlying borrowers represent many different companies and industries.

The Acquiring Fund has adopted certain investment strategies as set forth below:

Leverage. The Acquiring Fund currently intends to use leverage to seek to achieve its investment objective. The Acquiring Fund currently anticipates obtaining leverage through reverse repurchase agreements and through borrowings from banks and/or other financial institutions. Although the Acquiring Fund may issue preferred shares or debt securities, it has no current intention to do so during its first year of operations. As a non-fundamental policy that may be changed by the Board upon 60 days' written notice to the Acquiring Funds's shareholders, the Acquiring Fund may issue preferred shares or borrow money and issue debt securities ("traditional leverage") with an aggregate liquidation preference and aggregate principal amount up to 33 1/3% of the Acquiring Fund's Managed Assets. However, the Board reserves the right to issue preferred shares or debt securities or borrow to the extent permitted by the 1940 Act. The Acquiring Fund generally will not issue preferred shares or debt securities or borrow unless the Adviser expects that the Acquiring Fund will achieve a greater return on such leverage than the additional costs the Acquiring Fund incurs as a result of such leverage. The Acquiring Fund also may borrow money as a temporary measure for extraordinary or emergency purposes, including the payment of dividends and the settlement of securities transactions, which otherwise might require untimely dispositions of the Acquiring Fund's holdings.

In addition, the Acquiring Fund may enter into reverse repurchase agreements, swaps, futures, securities lending, or short sales, that may provide leverage (collectively referred to as "effective leverage"). Although certain forms of effective leverage used by the Acquiring Fund may not be considered senior securities under the 1940 Act, such effective leverage will be considered leverage for the Acquiring Fund's leverage limits. The Acquiring Fund's total leverage, either through traditional leverage or effective leverage, will not exceed 38% of the Acquiring Fund's Managed Assets.

The Acquiring Fund expects to obtain leverage through reverse repurchase agreements and through bank borrowings during its first year of operations representing approximately 27.50% of the Acquiring Fund's Managed Assets. The Acquiring Fund, with the approval of its Board, including its Independent Directors, has entered into a financing package that includes the BNP Agreement that allows the Acquiring Fund to borrow up to 33 1/3 of its total assets. If the Reorganizations had taken place as of March 31, 2016, the Acquiring Fund would have had borrowings under the BNP Agreement representing approximately 6.35% of its Managed Assets. Borrowings under the BNP Agreement are secured by assets of the Acquiring Fund that are held with the Acquiring Fund's custodian in a separate account. Interest is charged at .80% plus the 3 month LIBOR (London Inter-bank Offered Rate), i.e., .80% on the amount borrowed and .80% on the unused amount.

The Acquiring Fund may not be leveraged at all times and the amount of leverage, if any, may vary depending upon a variety of factors, including the Adviser's outlook for the market and the costs that the Acquiring Fund would incur as a result of such leverage. The Acquiring Fund will pay (and common shareholders will bear) any costs and expenses relating to any borrowings and to the issuance and ongoing maintenance of preferred shares or debt securities (for example, the higher management and other fees resulting from the use of any such leverage, and interest and/or dividend expense and ongoing maintenance). The Acquiring Fund's leveraging strategy may not be successful. By leveraging its investment portfolio, the Acquiring Fund creates an opportunity for increased net income or capital appreciation. However, the use of leverage also involves risks to common shareholders, which can be significant. These risks include the possibility that the value of the assets acquired with the proceeds of leverage decreases although the Acquiring Fund's liability to holders of preferred shares or other types of leverage is fixed, greater volatility in the Acquiring Fund's NAV and the market price of, and distributions on, the Acquiring Fund's shares of common stock, and higher expenses. In addition, the rights of lenders, the holders of preferred shares and the holders of debt securities issued by the Acquiring Fund will be senior to the rights of the holders of shares of common stock with respect to the payment of dividends or upon liquidation. Holders of preferred shares and debt securities may have voting rights in addition to, and separate from, the voting rights of common shareholders. The holders of preferred shares or debt, on the one hand, and the holders of the shares of common stock, on the other, may have interests that conflict with each other in certain situations.

Because the Adviser's advisory and administration fees are based upon a percentage of the Acquiring Fund's Managed Assets, which include assets attributable to any outstanding leverage, these fees are higher when the Acquiring Fund is leveraged and the Adviser will have a financial incentive to leverage the Acquiring Fund, which may create a conflict of interest between the Adviser, on the one hand, and the common shareholders, on the other hand. The Acquiring Fund's Board monitors any such potential conflicts of interest on an ongoing basis.

The Acquiring Fund's use of leverage is premised upon the expectation that the Acquiring Fund's leverage costs will be lower than the return the Acquiring Fund achieves on its investments with the leverage proceeds. Such difference in return may result from the Acquiring Fund's higher credit rating or the short-term nature of its borrowing compared to the long-term nature of its investments. Because the Adviser, subject to the supervision of the Board, seeks to invest the Acquiring Fund's Managed Assets (including the assets obtained from leverage) in the higher yielding portfolio investments or portfolio investments with the potential for capital appreciation, the holders of shares of common stock will be the beneficiaries of any incremental return. Should the differential between the underlying assets and cost of leverage narrow, the incremental return "pick up" will be reduced. Furthermore, if long-term interest rates rise without a corresponding increase in the stated interest rate on the Fund's portfolio investments or the Acquiring Fund otherwise incurs losses on its investments, the Acquiring Fund's NAV attributable to its common shareholders will reflect the decline in the value of portfolio holdings resulting therefrom to a greater extent than if the Acquiring Fund were not leveraged.

The Adviser may determine to maintain the Acquiring Fund's leveraged position if it expects that the long-term benefits to the Acquiring Fund's common shareholders of maintaining the leveraged position will outweigh the current reduced return. Capital raised through the issuance of preferred shares or debt securities or borrowing will be subject to dividend payments or interest costs that may or may not exceed the income and appreciation on the assets purchased. The issuance of preferred shares or debt securities involves offering expenses and other costs and may limit the Acquiring Fund's freedom to pay dividends on shares of common stock or to engage in other activities. The Acquiring Fund also may be required to maintain minimum average balances in connection with borrowings or to pay a commitment or other fee to maintain a line of credit; either of these requirements would increase the cost of borrowing over the stated interest rate. The Acquiring Fund will pay (and common shareholders will bear) any costs and expenses relating to any borrowings and to the issuance and ongoing maintenance of preferred shares or debt securities (for example, the higher management and other fees resulting from the use of any such leverage, and interest and/or dividend expense and ongoing maintenance). NAV will be reduced immediately following any additional offering of preferred shares or debt securities by the costs of that offering paid by the Acquiring Fund.

Under the 1940 Act, the Acquiring Fund is not permitted to issue preferred shares unless immediately after such issuance the Acquiring Fund has an asset coverage of at least 200% of the liquidation value of the aggregate amount of outstanding preferred shares (i.e., such liquidation value may not exceed 50% of the value of the Acquiring Fund's Managed Assets). Under the 1940 Act, the Acquiring Fund may only issue one class of senior securities representing equity. So long as preferred shares are outstanding, additional senior equity securities must rank on a parity with the preferred shares. In addition, the Acquiring Fund is not permitted to declare any cash dividend or other distribution on its shares of common stock unless, at the time of such declaration, the NAV of the Acquiring Fund's portfolio (determined after deducting the amount of such dividend or distribution) is at least 200% of such liquidation value. Under the 1940 Act, the Acquiring Fund is not permitted to incur indebtedness unless immediately after such borrowing the Acquiring Fund has an asset coverage of at least 300% of the aggregate outstanding principal balance of indebtedness (i.e., such indebtedness may not exceed 33 1/3% of the value of the Acquiring Fund's total assets). Under the 1940 Act, the Acquiring Fund may only issue one class of senior securities representing indebtedness. Additionally, under the 1940 Act, the Acquiring Fund may generally not declare any dividend or other distribution upon any class of its shares, or purchase any such shares, unless the aggregate indebtedness of the Acquiring Fund has, at the time of the declaration of any such dividend or distribution or at the time of any such purchase, an asset coverage of at least 300% after deducting the amount of such dividend, distribution, or purchase price, as the case may be. This limitation does not apply to certain privately placed debt. In general, the Acquiring Fund may declare dividends on preferred shares as long as there is asset coverage of 200% after deducting the amount of the dividend.

The Acquiring Fund may be subject to certain restrictions on investments imposed by guidelines of rating agencies, which may issue ratings for any debt securities or preferred shares issued by the Acquiring Fund in the future. These guidelines may impose asset coverage and portfolio composition requirements that are more stringent than those imposed by the 1940 Act. Certain types of borrowings may result in the Acquiring Fund being subject to covenants in credit agreements, including those relating to asset coverage, borrowing base and portfolio composition requirements and additional covenants that may affect the Acquiring Fund's ability to pay dividends and distributions on shares of common stock in certain instances. The Acquiring Fund also may be required to pledge its assets to the lenders in connection with certain types of borrowings. The Adviser does not anticipate that these covenants or restrictions will adversely affect its ability to manage the Acquiring Fund's portfolio in accordance with the Acquiring Fund's investment objective and policies. Due to these covenants or restrictions, the Acquiring Fund may be forced to liquidate investments at times and at prices that are not favorable to the Acquiring Fund, or the Acquiring Fund may be forced to forgo investments that the Adviser otherwise views as favorable.

Effects of Leverage. Assuming that leverage will represent approximately 27.50% of the Acquiring Fund's Managed Assets, the rate of return on the Acquiring Fund's investments would need to exceed 0.75% in order to cover the leverage costs on the borrowings.

The following table is designed to illustrate the effect, on the return to a holder of common stock, of the leverage obtained by borrowings in the amount of approximately 27.50% of the Acquiring Fund's total assets, assuming hypothetical annual returns on the Acquiring Fund's portfolio of minus 10% to plus 10%. As the table shows, leverage generally increases the return to stockholders when portfolio return is positive and greater than the cost of leverage and decreases the return when portfolio return is negative or less than the cost of leverage. The figures appearing in the table are hypothetical and actual returns may be greater or less than those appearing in the table.

Assumed Return on Portfolio (Net of Expenses)	-10%	-5%	0%	5%	10%
Corresponding Return to Common Stockholder	-14.83%	-7.93%	-1.04%	5.86%	12.76%

Indexed and Inverse Floating Obligations. The Acquiring Fund may invest in securities whose potential returns are directly related to changes in an underlying index or interest rate, known as indexed securities. The return on indexed securities will rise when the underlying index or interest rate rises and fall when the index or interest rate falls. The Acquiring Fund also may invest in securities whose return is inversely related to changes in an interest rate ("inverse floaters"). In general, inverse floaters change in value in a manner that is opposite to most bonds—that is, interest rates on inverse floaters will decrease when short term rates increase and increase when short term rates decrease. Changes in interest rates generally, or the interest rate of the other security or index, inversely affect the interest rate paid on the inverse floater, with the result that the inverse floater's price will be considerably more volatile than that of a fixed rate bond. Inverse floaters are typically create by depositing an income-producing instrument in a trust. The trust in turn issues a variable rate security and inverse floaters. The interest rate for the variable rate security is typically determined by an index or an auction process, while the inverse floater holder receives the balance of the income from the underlying income-producing instrument less an auction fee. The market prices of inverse floaters may be highly sensitive to changes in interest rates and prepayment rates on the underlying securities, and may decrease significantly when interest rates increase or prepayment rates change.

Investments in indexed securities and inverse floaters may subject the Acquiring Fund to the risk of reduced or eliminated interest payments. Investments in indexed securities also may subject the Acquiring Fund to loss of principal. In addition, certain indexed securities and inverse floaters may increase or decrease in value at a greater rate than the underlying interest rate, which effectively leverages the Acquiring Fund's investment. As a result, the market value of such securities will generally be more volatile than that of fixed rate securities. Both indexed securities and inverse floaters can be derivative securities and can be considered speculative.

Interest Rate Transactions. In order to seek to hedge the value of the Acquiring Fund's portfolio against interest rate fluctuations or to seek to enhance the Acquiring Fund's return, the Acquiring Fund may enter into various interest rate transactions such as interest rate swaps and the purchase or sale of interest rate caps and floors. The Acquiring Fund may enter into these transactions to preserve a return or spread on a particular investment or portion of its portfolio, to protect against any increase in the price of securities the Acquiring Fund anticipates purchasing at a later date or to seek to enhance its return. However, the Acquiring Fund also may invest in interest rate swaps to seek to enhance income or increase the Acquiring Fund's yield, for example, during periods of steep interest rate yield curves (i.e., wide differences between short term and long term interest rates). The Acquiring Fund is not required to pursue these portfolio strategies and may choose not to do so. The Acquiring Fund cannot guarantee that any strategies it uses will work.

In an interest rate swap, the Acquiring Fund exchanges with another party their respective commitments to pay or receive interest (e.g., an exchange of fixed rate payments for floating rate payments). For example, if the Acquiring Fund holds a debt instrument with an interest rate that is reset only once each year, it may swap the right to receive interest at this fixed rate for the right to receive interest at a rate that is reset every week. This would enable the Acquiring Fund to offset a decline in the value of the debt instrument due to rising interest rates but would also limit its ability to benefit from falling interest rates. Conversely, if the Acquiring Fund holds a debt instrument with an interest rate that is reset every week and it would like to lock in what it believes to be a high interest rate for one year, it may swap the right to receive interest at this variable weekly rate for the right to receive interest at a rate that is fixed for one year. Such a swap would protect the Acquiring Fund from a reduction in yield due to falling interest rates and may permit the Acquiring Fund to seek to enhance its income through the positive differential between one week and one year interest rates, but would preclude it from taking full advantage of rising interest rates.

The Acquiring Fund usually will enter into interest rate swaps on a net basis (i.e., the two payment streams are netted out with the Acquiring Fund receiving or paying, as the case may be, only the net amount of the two payments). The net amount of the excess, if any, of the Acquiring Fund's obligations over its entitlements with respect to each interest rate swap will be accrued on a daily basis, and an amount of cash or liquid instruments having an aggregate net asset value at least equal to the accrued excess will be segregated by the Acquiring Fund's custodian. If the interest rate swap transaction is entered into on other than a net basis, the full amount of the Acquiring Fund's obligations will be accrued on a daily basis, and the full amount of the Acquiring Fund's obligations will be segregated by the Acquiring Fund's custodian.

The Acquiring Fund also may engage in interest rate transactions in the form of purchasing or selling interest rate caps or floors. The purchase of an interest rate cap entitles the purchaser, to the extent that a specified index exceeds a predetermined interest rate, to receive payments of interest equal to the difference of the index and the predetermined rate on a notional principal amount (i.e., the reference amount with respect to which interest obligations are determined although no actual exchange of principal occurs) from the party selling such interest rate cap. The purchase of an interest rate floor entitles the purchaser, to the extent that a specified index falls below a predetermined interest rate, to receive payments of interest at the difference of the index and the predetermined rate on a notional principal amount from the party selling such interest rate floor. The Acquiring Fund will not enter into caps or floors if, on a net basis, the aggregate notional principal amount with respect to such agreements exceeds the net assets of the Acquiring Fund.

Typically, the parties with which the Acquiring Fund will enter into interest rate transactions will be broker-dealers and other financial institutions. The Acquiring Fund will not enter into any interest rate swap, cap or floor transaction unless the unsecured senior debt or the claims-paying ability of the other party thereto is rated investment grade quality by at least one nationally recognized statistical rating organization at the time of entering into such transaction or whose creditworthiness is believed by the Adviser to be equivalent to such rating. If there is a default by the other party to an uncleared interest rate swap transaction, generally the Acquiring Fund will have contractual remedies pursuant to the agreements related to the transaction. With respect to interest rate swap transactions cleared through a central clearing counterparty, a clearing organization will be substituted for each party and will guaranty the parties' performance under the swap agreement. However, there can be no assurance that the clearing organization will satisfy its obligation to the Acquiring Fund. Certain federal income tax requirements may limit the Acquiring Fund's ability to engage in interest rate swaps. Payments from transactions in interest rate swaps generally will be taxable as ordinary income to stockholders.

Credit Default Swap Agreements. The Acquiring Fund may enter into credit default swap agreements for hedging purposes or to enhance its returns. The credit default swap agreement may have as reference obligations one or more securities that are not currently held by the Acquiring Fund. The protection "buyer" in a credit default contract may be obligated to pay the protection "seller" an upfront or a periodic stream of payments over the term of the contract provided that no credit event on a reference obligation has occurred. If a credit event occurs, the seller generally must pay the buyer the "par value" (full notional value) of the swap in exchange for an equal face amount of deliverable obligations of the reference entity described in the swap, or the seller may be required to deliver the related net cash amount, if the swap is cash settled. The Acquiring Fund may be either the buyer or seller in the transaction. If the Acquiring Fund is a buyer and no credit event occurs, the Acquiring Fund may recover nothing if the swap is held through its termination date. However, if a credit event occurs, the buyer generally may elect to receive the full notional value of the swap in exchange for an equal face amount of deliverable obligations of the reference entity that may have little or no value. As a seller, the Acquiring Fund generally receives an upfront payment or a fixed rate of income throughout the term of the swap, which typically is between six months and three years, provided that there is no credit event. If a credit event occurs, generally the seller must pay the buyer the full notional value of the swap in exchange for an equal face amount of deliverable obligations of the reference entity that may have little or no value. As the seller, the Acquiring Fund would effectively add leverage to its portfolio because, in addition to its total assets, the Acquiring Fund would be subject to investment exposure on the notional amount of the swap.

Credit default swap agreements generally involve greater risks than if the Acquiring Fund were to have invested in the reference obligation directly since in addition to general market risks, credit default swaps are also subject to illiquidity risk, counterparty risk and credit risks. The Acquiring Fund will enter into credit default swap agreements only with counterparties who are rated investment grade quality by at least one nationally recognized statistical rating organization at the time of entering into such transaction or whose creditworthiness is believed by the Adviser to be equivalent to such rating. A buyer generally also will lose its investment and recover nothing should no credit event occur and the swap is held to its termination date. If a credit event were to occur, the value of any deliverable obligation received by the seller, coupled with the upfront or periodic payments previously received, may be less than the full notional value it pays to the buyer, resulting in a loss of value to the seller. The Acquiring Fund's obligations under a credit default swap agreement will be accrued daily (offset against any amounts owing to the Acquiring Fund). The Acquiring Fund will, at all times, segregate with its custodian in connection with each such transaction unencumbered liquid securities or cash with a value at least equal to the Acquiring Fund's exposure (any accrued but unpaid net amounts owed by the Acquiring Fund to any counterparty), on a marked-to-market basis (as calculated pursuant to requirements of the SEC). If the Fund is a seller of protection in a credit default transaction, it will designate on its books and records in connection with such transaction liquid assets or cash with a value at least equal to the full notional amount of the contract. Such segregation will ensure that the Acquiring Fund has assets available to satisfy its obligations with respect to the transaction and will avoid any potential leveraging of the Acquiring Fund's portfolio. Such segregation will not limit the Acquiring Fund's exposure to loss.

Options

Call Options. The Acquiring Fund may purchase call options on any of the types of securities in which it may invest. A purchased call option gives the Acquiring Fund the right to buy, and obligates the seller to sell, the underlying security at the exercise price at any time during the option period. The Acquiring Fund may also purchase and sell call options on indices. Index options are similar to options on securities except that, rather than taking or making delivery of securities underlying the option at a specified price upon exercise, an index option gives the holder the right to receive cash upon exercise of the option if the level of the index upon which the option is based is greater than the exercise price of the option.

The Acquiring Fund also is authorized to write (i.e., sell) covered call options on the securities in which it invests and to enter into closing purchase transactions with respect to certain of such options. A covered call option is an option in which the Acquiring Fund, in return for a premium, gives another party a right to buy specified securities owned by the Acquiring Fund at a specified future date and price set at the time of the contract. The principal reason for writing call options is the attempt to realize, through the receipt of premiums, a greater return than would be realized on the securities alone. By writing covered call options, the Acquiring Fund gives up the opportunity, while the option is in effect, to profit from any price increase in the underlying security above the option exercise price. In addition, the Acquiring Fund's ability to sell the underlying security will be limited while the option is in effect unless the Acquiring Fund enters into a closing purchase transaction. A closing purchase transaction cancels out the Acquiring Fund's position as the writer of an option by means of an offsetting purchase of an identical option prior to the expiration of the option it has written. Covered call options also serve as a partial hedge to the extent of the premium received against the price of the underlying security declining.

The Acquiring Fund also is authorized to write (i.e., sell) uncovered call options on securities in which it may invest but that are not currently held by the Acquiring Fund. The principal reason for writing uncovered call options is to realize income without committing capital to the ownership of the underlying securities. When writing uncovered call options, the Acquiring Fund must deposit and maintain sufficient margin with the broker dealer through which it made the uncovered call option as collateral to ensure that the securities can be purchased for delivery if and when the option is exercised. In addition, the Acquiring Fund will segregate with its custodian in connection with each such transaction unencumbered liquid securities or cash with a value at least equal to the Acquiring Fund's exposure (the difference between the unpaid amounts owed by the Acquiring Fund on such transaction minus any collateral deposited with the broker dealer), on a marked-to-market basis (as calculated pursuant to requirements of the SEC). Such segregation will ensure that the Acquiring Fund has assets available to satisfy its obligations with respect to the transaction and will avoid any potential leveraging of the Acquiring Fund's portfolio. Such segregation will not limit the Acquiring Fund's exposure to loss. During periods of declining securities prices or when prices are stable, writing uncovered calls can be a profitable strategy to increase the Acquiring Fund's income with minimal capital risk. Uncovered calls are riskier than covered calls because there is no underlying security held by the Acquiring Fund that can act as a partial hedge. Uncovered calls have speculative characteristics and the potential for loss is unlimited. When an uncovered call is exercised, the Acquiring Fund must purchase the underlying security to meet its call obligation. There is also a risk, especially with less liquid preferred and debt securities, that the securities may not be available for purchase. If the purchase price exceeds the exercise price, the Acquiring Fund will lose the difference.

Put Options. The Acquiring Fund is authorized to purchase put options to seek to hedge against a decline in the value of its securities or to seek to enhance its return. By buying a put option, the Acquiring Fund acquires a right to sell the underlying security at the exercise price, thus limiting the Acquiring Fund's risk of loss through a decline in the market value of the security until the put option expires. The amount of any appreciation in the value of the underlying security will be partially offset by the amount of the premium paid for the put option and any related transaction costs. Prior to its expiration, a put option may be sold in a closing sale transaction and profit or loss from the sale will depend on whether the amount received is more or less than the premium paid for the put option plus the related transaction costs. A closing sale transaction cancels out the Acquiring Fund's position as the purchaser of an option by means of an offsetting sale of an identical option prior to the expiration of the option it has purchased. The Acquiring Fund also may purchase uncovered put options.

The Acquiring Fund also has authority to write (i.e., sell) put options on the types of securities that may be held by the Acquiring Fund, provided that such put options are covered, meaning that such options are secured by segregated, liquid instruments. The Acquiring Fund will receive a premium for writing a put option, which increases the Acquiring Fund's return. The Acquiring Fund will not sell puts if, as a result, more than 50% of the Acquiring Fund's assets would be required to cover its potential obligations under its hedging and other investment transactions.

The Acquiring Fund is also authorized to write (i.e., sell) uncovered put options on securities in which it may invest but that the Acquiring Fund does not currently have a corresponding short position or has not deposited cash equal to the exercise value of the put option with the broker dealer through which it made the uncovered put option as collateral. The principal reason for writing uncovered put options is to receive premium income and to acquire a security at a net cost below the current market value. The Acquiring Fund has the obligation to buy the securities at an agreed upon price if the securities decrease below the exercise price. If the securities' price increases during the option period, the option will expire worthless and the Acquiring Fund will retain the premium and will not have to purchase the securities at the exercise price. The Acquiring Fund will segregate with its custodian in connection with such transaction unencumbered liquid securities or cash with a value at least equal to the Acquiring Fund's exposure, on a marked-to-market basis (as calculated pursuant to requirements of the SEC). Such segregation will ensure that the Acquiring Fund has assets available to satisfy its obligations with respect to the transaction and will avoid any potential leveraging of the Acquiring Fund's portfolio. Such segregation will not limit the Acquiring Fund's exposure to loss.

Financial Futures and Options Thereon. The Acquiring Fund is authorized to engage in transactions in financial futures contracts ("futures contracts") and related options on such futures contracts either as a hedge against adverse changes in the market value of its portfolio securities or to seek to enhance the Acquiring Fund's income. A futures contract is an agreement between two parties which obligates the purchaser of the futures contract, to buy and the seller of a futures contract to sell a security for a set price on a future date or, in the case of an index futures contract, to make and accept a cash settlement based upon the difference in value of the index between the time the contract was entered into and the time of its settlement. A majority of transactions in futures contracts, however, do not result in the actual delivery of the underlying instrument or cash settlement, but are settled through liquidation (i.e., by entering into an offsetting transaction). Futures contracts have been designed by boards of trade which have been designated "contract markets" by the CFTC. Transactions by the Acquiring Fund in futures contracts and financial futures are subject to limitations as described under "—Restrictions on the Use of Futures Transactions."

The Acquiring Fund may sell financial futures contracts in anticipation of an increase in the general level of interest rates. Generally, as interest rates rise, the market values of securities that may be held by the Acquiring Fund will fall, thus reducing the net asset value of the Acquiring Fund. However, as interest rates rise, the value of the Acquiring Fund's short position in the futures contract also will tend to increase, thus offsetting all or a portion of the depreciation in the market value of the Acquiring Fund's investments which are being hedged. While the Acquiring Fund will incur commission expenses in selling and closing out futures positions, these commissions are generally less than the transaction expenses which the Acquiring Fund would have incurred had the Acquiring Fund sold portfolio securities in order to reduce its exposure to increases in interest rates. The Acquiring Fund also may purchase financial futures contracts in anticipation of a decline in interest rates when it is not fully invested in a particular market in which it intends to make investments to gain market exposure that may in part or entirely offset an increase in the cost of securities it intends to purchase. It is anticipated that, in a substantial majority of these transactions, the Acquiring Fund will purchase securities upon termination of the futures contract.

The Acquiring Fund also has authority to purchase and write call and put options on futures contracts. Generally, these strategies are utilized under the same market and market sector conditions (i.e., conditions relating to specific types of investments) in which the Acquiring Fund enters into futures transactions. The Acquiring Fund may purchase put options or write call options on futures contracts rather than selling the underlying futures contract in anticipation of a decrease in the market value of securities or an increase in interest rates. Similarly, the Acquiring Fund may purchase call options, or write put options on futures contracts, as a substitute for the purchase of such futures to hedge against the increased cost resulting from an increase in the market value or a decline in interest rates of securities which the Acquiring Fund intends to purchase.

The Acquiring Fund may engage in options and futures transactions on exchanges and options in the over-the-counter markets ("OTC options"). In general, exchange-traded contracts are third-party contracts (i.e., performance of the parties' obligation is guaranteed by an exchange or clearing corporation) with standardized strike prices and expiration dates. OTC options transactions are two-party contracts with price and terms negotiated by the buyer and seller. See "—Restrictions on OTC Options" below for information as to restrictions on the use of OTC options.

Restrictions on the Use of Futures Transactions. Under regulations of the CFTC, the futures trading activity described herein will not result in the Acquiring Fund being deemed a "commodity pool," as defined under such regulations, provided that the Acquiring Fund adheres to certain restrictions. In particular, the Acquiring Fund may purchase and sell futures contracts and options thereon (i) for bona fide hedging purposes and (ii) for non-hedging purposes, if the aggregate initial margin and premiums required to establish positions in such contracts and options does not exceed 5% of the liquidation value of the Acquiring Fund's portfolio, after taking into account unrealized profits and unrealized losses on any such contracts and options. Margin deposits may consist of cash or securities acceptable to the broker and the relevant contract market.

When the Acquiring Fund purchases a futures contract or writes a put option or purchases a call option thereon, an amount of cash or liquid instruments will be segregated with the Acquiring Fund's custodian so that the amount so segregated, plus the amount of variation margin held in the account of its broker, equals the market value of the futures contract, thereby ensuring that the use of such futures is unleveraged.

Restrictions on OTC Options. The Acquiring Fund will engage in transactions in OTC options only with banks or dealers which have capital of at least $50 million or whose obligations are guaranteed by an entity having capital of at least $50 million. OTC options and assets used to cover OTC options written by the Acquiring Fund are considered by the staff of the SEC to be illiquid. The illiquidity of such options or assets may prevent a successful sale of such options or assets, result in a delay of sale, or reduce the amount of proceeds that might otherwise be realized.

Risk Factors in Interest Rate Transactions, Options and Futures Transactions

The use of interest rate transactions is a highly specialized activity that involves investment techniques and risks different from those associated with ordinary portfolio securities transactions. Interest rate transactions involve the risk of an imperfect correlation between the index used in the hedging transaction and that pertaining to the securities that are the subject of such transaction. If the Adviser is incorrect in its forecasts of market values, interest rates and other applicable factors, the investment performance of the Acquiring Fund would diminish compared with what it would have been if these investment techniques were not used. In addition, interest rate transactions that may be entered into by the Acquiring Fund do not involve the delivery of securities or other underlying assets or principal. Accordingly, the risk of loss with respect to interest rate swaps is limited to the net amount of interest payments that the Acquiring Fund is contractually obligated to make. If the security underlying an interest rate swap is prepaid and the Acquiring Fund continues to be obligated to make payments to the other party to the swap, the Acquiring Fund would have to make such payments from another source. If the other party to an interest rate swap defaults, the Acquiring Fund's risk of loss consists of the net amount of interest payments that the Acquiring Fund contractually is entitled to receive. In the case of a purchase by the Acquiring Fund of an interest rate cap or floor, the amount of loss is limited to the fee paid. Since interest rate transactions are individually negotiated, the Adviser expects to achieve an acceptable degree of correlation between the Acquiring Fund's rights to receive interest on securities and its rights and obligations to receive and pay interest pursuant to interest rate swaps.

Use of options and futures transactions to hedge the portfolio involves the risk of imperfect correlation in movements in the price of options and futures and movements in the prices of the securities that are the subject of the hedge. If the price of the options or futures moves more or less than the price of the subject of the hedge, the Acquiring Fund will experience a gain or loss which will not be completely offset by movements in the price of the subject of the hedge. The risk particularly applies to the Acquiring Fund's use of futures and options thereon when it uses such instruments as a so-called "cross-hedge," which means that the security that is the subject of the futures contract is different from the security being hedged by the contract. Use of options and futures and options thereon through uncovered call options and uncovered put options are highly speculative strategies. If the price of the uncovered option moves in the direction not anticipated by the Acquiring Fund, the Acquiring Fund's losses will not be limited.

Prior to exercise or expiration, an exchange-traded option position can only be terminated by entering into a closing purchase or sale transaction, which requires a secondary market on an exchange for call or put options of the same series. The Acquiring Fund intends to enter into options and futures transactions, on an exchange or in the over-the-counter market, only if there appears to be a liquid secondary market for such options and futures. There can be no assurance, however, that a liquid secondary market will exist at any specific time. Thus, it may not be possible to close an options or futures position. The inability to close options and futures positions also could have an adverse impact on the Acquiring Fund's ability to effectively hedge its portfolio. There is also the risk of loss, by the Acquiring Fund, of margin deposits or collateral in the event of the bankruptcy of a broker with whom the Acquiring Fund has an open position in an option, a futures contract or an option related to a futures contract.

Short Sales. The Fund may from time to time make short sales of securities, including short sales "against the box." A short sale is a transaction in which the Fund sells a security it does not own in anticipation that the market price of that security will decline. A short sale against the box occurs when the Fund contemporaneously owns, or has the right to obtain at no added cost, securities identical to those sold short.

Except for short sales against the box, the Fund will not sell short more than 10% of the Fund's net assets (plus the amount of any borrowing for investment purposes) and the market value for the securities sold short of any one issuer will not exceed 5% of such issuer's voting securities. In addition, the Fund may not make short sales or maintain a short position if it would cause more than 25% of the Fund's net assets (plus the amount of any borrowing for investment purposes), taken at market value, to be held as collateral for such sales. The Fund may make short sales against the box without respect to such limitations.

The Fund may make short sales in order to hedge against market risks when it believes that the price of a security may decline, causing a decline in the value of a security owned by the Fund or a security convertible into, or exchangeable for, such security, or when the Fund does not want to sell the security it owns. Such short sale transactions may be subject to special tax rules, one of the effects of which may be to accelerate income to the Fund. Additionally, the Fund may use short sales in conjunction with the purchase of a convertible security when it is determined that the convertible security can be bought at a small conversion premium and has a yield advantage relative to the underlying common stock sold short.

When the Fund makes a short sale, it will often borrow the security sold short and deliver it to the broker-dealer through which it made the short sale as collateral for its obligation to deliver the security upon conclusion of the sale. In connection with such short sales, the Fund may pay a fee to borrow securities or maintain an arrangement with a broker to borrow securities, and is often obligated to pay over any accrued interest and dividends on such borrowed securities. In a short sale, the Fund does not immediately deliver the securities sold or receive the proceeds from the sale. The Fund may close out a short position by purchasing and delivering an equal amount of the securities sold short, rather than by delivering securities already held by the Fund, because the Fund may want to continue to receive interest and dividend payments on securities in its portfolio that are convertible into the securities sold short.

If the price of the security sold short increases between the time of the short sale and the time that the Fund replaces the borrowed security, the Fund will incur a loss; conversely, if the price declines, the Fund will realize a capital gain. Any gain will be decreased, and any loss, increased, by the transaction costs described above. The successful use of short selling may be adversely affected by imperfect correlation between movements in the price of the security sold short and the securities being hedged.

To the extent that the Fund engages in short sales, it will provide collateral to the broker-dealer and (except in the case of short sales against the box) will maintain additional asset coverage in the form of segregated or "earmarked" assets on the records of the Adviser or with the Fund's Custodian, consisting of cash, U.S. government securities, or other liquid securities that is equal to the current market value of the securities sold short, or (in the case of short sales against the box) will ensure that such positions are covered by offsetting positions, until the Fund replaces the borrowed security. The Fund will engage in short selling to the extent permitted by the federal securities laws and rules and interpretations thereunder, subject to the percentage limitations set forth above. To the extent the Fund engages in short selling in foreign (non-U.S.) jurisdictions, the Fund will do so to the extent permitted by the laws and regulations of such jurisdiction.

Investments in Non-U.S. Securities.

The Acquiring Fund may invest, without limitation, in securities of issuers that are denominated in various foreign currencies and multinational foreign currency units, including in emerging markets. Investment in such securities involves certain risks not involved in domestic investments.

Public Information. Many of the non-U.S. securities held by the Acquiring Fund will not be registered with the SEC nor will the issuers thereof be subject to the reporting requirements of such agency. Accordingly, there may be less publicly available information about the foreign issuer of such securities than about a U.S. issuer, and such foreign issuers may not be subject to accounting, auditing and financial reporting standards and requirements comparable to those of U.S. issuers. Traditional investment measurements, such as price/earnings ratios, as used in the United States, may not be applicable to such securities, particularly those issued in certain smaller, emerging foreign capital markets. Foreign issuers, and issuers in smaller, emerging capital markets in particular, generally are not subject to uniform accounting, auditing and financial reporting standards or to practices and requirements comparable to those applicable to domestic issuers.

Trading Volume, Clearance and Settlement. Foreign financial markets, while often growing in trading volume have, for the most part, substantially less volume than U.S. markets, and securities of many foreign companies are less liquid and their prices may be more volatile than securities of comparable domestic companies. Foreign markets also have different clearance and settlement procedures, and in certain markets there have been times when settlements have failed to keep pace with the volume of securities transactions, making it difficult to conduct such transactions. Further, satisfactory custodial services for investment securities may not be available in some countries having smaller, emerging capital markets, which may result in the Acquiring Fund incurring additional costs and delays in transporting and custodying such securities outside such countries. Delays in settlement could result in periods when assets of the Acquiring Fund are uninvested and no return is earned thereon. The inability of the Acquiring Fund to make intended security purchases due to settlement problems or the risk of intermediary counterparty failures could cause the Acquiring Fund to miss attractive investment opportunities. The inability to dispose of a portfolio security due to settlement problems could result either in losses to the Acquiring Fund due to subsequent declines in the value of such portfolio security, or if the Acquiring Fund has entered into a contract to sell the security, could result in possible liability to the purchaser.

Government Supervision and Regulation. There generally is less governmental supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. For example, there may be no comparable provisions under certain foreign laws to insider trading and similar investor protection securities laws that apply with respect to securities transactions consummated in the United States. Further, brokerage commissions and other transaction costs on non-U.S. securities exchanges generally are higher than in the United States.

Restrictions on Foreign Investment. Some countries prohibit or impose substantial restrictions on investments in their capital markets, particularly their equity markets, by foreign entities such as the Acquiring Fund. As illustrations, certain countries require governmental approval prior to investments by foreign persons, or limit the amount of investment by foreign persons in a particular company, or limit the investment by foreign persons in a company to only a specific class of securities that may have less advantageous terms than securities of the company available for purchase by nationals. Certain countries may restrict investment opportunities in issuers or industries deemed important to national interests.

A number of countries have authorized the formation of closed-end investment companies to facilitate indirect foreign investment in their capital markets. In accordance with the 1940 Act, the Acquiring Fund may invest up to 10% of its total assets in securities of closed-end investment companies, not more than 5% of which may be invested in any one such company. This restriction on investments in securities of closed-end investment companies may limit opportunities for the Acquiring Fund to invest indirectly in certain smaller capital markets. Shares of certain closed-end investment companies may at times be acquired only at market prices representing premiums to their net asset values. If the Acquiring Fund acquires shares in closed-end investment companies, stockholders would bear both their proportionate share of the Acquiring Fund's expenses (including investment advisory fees) and, indirectly, the expenses of such closed-end investment companies. The Acquiring Fund also may seek, at its own cost, to create its own investment entities under the laws of certain countries.

In some countries, banks or other financial institutions may constitute a substantial number of the leading companies or companies with the most actively traded securities. The 1940 Act limits the Acquiring Fund's ability to invest in any security of an issuer which, in its most recent fiscal year, derived more than 15% of its revenues from "securities related activities," as defined by the rules thereunder. These provisions may also restrict the Acquiring Fund's investments in certain foreign banks and other financial institutions.

Foreign Sub-Custodians and Securities Depositories. Rules adopted under the 1940 Act permit the Acquiring Fund to maintain its non-U.S. securities and cash in the custody of certain eligible non-U.S. banks and securities depositories. Certain banks in foreign countries may not be eligible sub-custodians for the Acquiring Fund, in which event the Acquiring Fund may be precluded from purchasing securities in certain foreign countries in which it otherwise would invest or the Acquiring Fund may incur additional costs and delays in providing transportation and custody services for such securities outside of such countries. The Acquiring Fund may encounter difficulties in effecting on a timely basis portfolio transactions with respect to any securities of issuers held outside their countries. Other banks that are eligible foreign sub-custodians may be recently organized or otherwise lack extensive operating experience. In addition, in certain countries there may be legal restrictions or limitations on the ability of the Acquiring Fund to recover assets held in custody by foreign sub-custodians in the event of the bankruptcy of the sub-custodian.

Other Investment Strategies

Repurchase Agreements and Purchase and Sale Contracts. The Acquiring Fund may invest in securities pursuant to repurchase agreements and purchase and sale contracts. Repurchase agreements and purchase and sale contracts may be entered into only with a member bank of the Federal Reserve System or primary dealer in U.S. Government securities. Under such agreements, the bank or primary dealer agrees, upon entering into the contract, to repurchase the security at a mutually agreed upon time and price, thereby determining the yield during the term of the agreement. This results in a fixed rate of return insulated from market fluctuations during such period. In the case of repurchase agreements, the prices at which the trades are conducted do not reflect accrued interest on the underlying obligations; whereas, in the case of purchase and sale contracts, the prices take into account accrued interest. Such agreements usually cover short periods, such as under one week. Repurchase agreements may be construed to be collateralized loans by the purchaser to the seller secured by the securities transferred to the purchaser. In the case of a repurchase agreement, the Acquiring Fund will require the seller to provide additional collateral if the market value of the securities falls below the repurchase price at any time during the term of the repurchase agreement; the Acquiring Fund does not have the right to seek additional collateral in the case of purchase and sale contracts. In the event of default by the seller under a repurchase agreement construed to be a collateralized loan, the underlying securities are not owned by the Acquiring Fund but only constitute collateral for the seller's obligation to pay the repurchase price. Therefore, the Acquiring Fund may suffer time delays and incur costs or possible losses in connection with the disposition of the collateral. A purchase and sale contract differs from a repurchase agreement in that the contract arrangements stipulate that the securities are owned by the Acquiring Fund. In the event of a default under such a repurchase agreement or a purchase and sale contract, instead of the contractual fixed rate of return, the rate of return to the Acquiring Fund shall be dependent upon intervening fluctuations of the market value of such security and the accrued interest on the security. In such event, the Acquiring Fund would have rights against the seller for breach of contract with respect to any losses arising from market fluctuations following the failure of the seller to perform.

Reverse Repurchase Agreements. The Acquiring Fund may enter into reverse repurchase agreements with respect to its portfolio investments, subject to the investment restrictions set forth herein. Reverse repurchase agreements involve the sale of securities held by the Acquiring Fund with an agreement by the Acquiring Fund to repurchase the securities at an agreed upon price, date and interest payment. The use by the Acquiring Fund of reverse repurchase agreements involves many of the same risks of leverage described under "Risk Factors and Special Considerations—Leverage" and "Additional Investment Policies—Leverage" above since the proceeds derived from such reverse repurchase agreements may be invested in additional securities. At the time the Acquiring Fund enters into a reverse repurchase agreement, it may segregate with the custodian liquid instruments having a value not less than the repurchase price (including accrued interest). If the Acquiring Fund segregates such liquid instruments, a reverse repurchase agreement will not be considered a senior security under the 1940 Act and therefore will not be considered a borrowing by the Acquiring Fund, however, under circumstances in which the Acquiring Fund does not segregate such liquid instruments, such reverse repurchase agreement will be considered a borrowing for the purpose of the Acquiring Fund's limitation on borrowings. Reverse repurchase agreements involve the risk that the market value of the securities acquired in connection with the reverse repurchase agreement may decline below the price of the securities the Acquiring Fund has sold but is obligated to repurchase. Also, reverse repurchase agreements involve the risk that the market value of the securities retained in lieu of sale by the Acquiring Fund in connection with the reverse repurchase agreement may decline in price. In the event the buyer of securities under a reverse repurchase agreement files for bankruptcy or becomes insolvent, such buyer or its trustee or receiver may receive an extension of time to determine whether to enforce the Acquiring Fund's obligation to repurchase the securities, and the Acquiring Fund's use of the proceeds of the reverse repurchase agreement may effectively be restricted pending such decision. In addition, to the extent that the proceeds of the reverse purchase agreement are less than the value of the securities subject to such an agreement, the Acquiring Fund would bear the risk of loss.

Lending of Portfolio Securities. The Acquiring Fund may lend securities with a value not exceeding 33 1/3% of its total assets or the limit prescribed by applicable law to banks, brokers and other financial institutions. In return, the Acquiring Fund receives collateral in cash, securities issued or guaranteed by the U.S. Government or its agencies or irremovable letters of credit, which will be maintained at all times in an amount equal to at least 100% of the current market value of the loaned securities.

The Acquiring Fund maintains the ability to obtain the right to vote or consent on proxy proposals involving material events affecting securities loaned. The Acquiring Fund receives the income on the loaned securities. Where the Acquiring Fund receives securities as collateral, the Acquiring Fund receives a fee for its loans from the borrower and does not receive the income on the collateral. Where the Acquiring Fund receives cash collateral, it may invest such collateral and retain the amount earned, net of any amount rebated to the borrower. As a result, the Acquiring Fund's yield may increase. Loans of securities are terminable at any time and the borrower, after notice, is required to return borrowed securities within the standard time period for settlement of securities transactions. The Acquiring Fund is obligated to return the collateral to the borrower at the termination of the loan. The Acquiring Fund could suffer a loss in the event the Acquiring Fund must return the cash collateral and there are losses on investments made with the cash collateral. In the event the borrower defaults on any of its obligations with respect to a securities loan, the Acquiring Fund could suffer a loss where there are losses on investments made with the cash collateral or, where the value of the securities collateral falls below the market value of the borrowed securities. The Acquiring Fund could also experience delays and costs in gaining access to the collateral. The

Acquiring Fund may pay reasonable finders, lending agent, administrative and custodial fees in connection with its loans. The Acquiring Fund will lend securities through an affiliate of the Advisors pursuant to the terms of an exemptive order under the 1940 Act, according to which the affiliate will receive compensation at market rates.

When-Issued and Forward Commitment Securities. The Acquiring Fund may purchase securities on a "when-issued" basis, and may purchase or sell securities on a "forward commitment" basis. When such transactions are negotiated, the price, which generally is expressed in yield terms, is fixed at the time the commitment is made, but delivery and payment for the securities take place at a later date. When-issued securities and forward commitments may be sold prior to the settlement date, but the Acquiring Fund will enter into when-issued and forward commitment transactions only with the intention of actually receiving or delivering the securities, as the case may be. If the Acquiring Fund disposes of the right to acquire a when-issued security prior to its acquisition or disposes of its right to deliver or receive against a forward commitment, it can incur a gain or loss. At the time the Acquiring Fund enters into a transaction on a when-issued or forward commitment basis, it will segregate with the custodian cash or other liquid instruments with a value not less than the value of the when-issued or forward commitment securities. The value of these assets will be monitored daily to ensure that their marked to market value at all times will exceed the corresponding obligations of the Acquiring Fund. There is always a risk that the securities may not be delivered, and the Acquiring Fund may incur a loss. Settlements in the ordinary course, which may take substantially more than five business days for mortgage-related securities, are not treated by the Acquiring Fund as when-issued or forward commitment transactions, and accordingly are not subject to the foregoing restrictions.

Standby Commitment Agreements. The Acquiring Fund from time to time may enter into standby commitment agreements. Such agreements commit the Acquiring Fund, for a stated period of time, to purchase a stated amount of a fixed income security that may be issued and sold to the Acquiring Fund at the option of the issuer. The price and coupon of the security is fixed at the time of the commitment. At the time of entering into the agreement the Acquiring Fund may be paid a commitment fee, regardless of whether or not the security ultimately is issued. The Acquiring Fund will enter into such agreements only for the purpose of investing in the security underlying the commitment at a yield and price which is considered advantageous to the Acquiring Fund. The Acquiring Fund at all times will segregate with the custodian cash or other liquid instruments with a value equal to the purchase price of the securities underlying the commitment.

There can be no assurance that securities subject to a standby commitment will be issued, and the value of the security, if issued, on the delivery date may be more or less than its purchase price. Since the issuance of the security underlying the commitment is at the option of the issuer, the Acquiring Fund may bear the risk of decline in the value of such security and may not benefit from an appreciation in the value of the security during the commitment period.

The purchase of a security subject to a standby commitment agreement and the related commitment fee will be recorded on the date on which the security reasonably can be expected to be issued and the value of the security thereafter will be reflected in the calculation of the Acquiring Fund's net asset value. The cost basis of the security will be adjusted by the amount of the commitment fee. In the event the security is not issued, the commitment fee will be recorded as income on the expiration date of the standby commitment.

The Acquiring Fund may in the future employ new or additional investment strategies and hedging instruments if those strategies and instruments are consistent with the Acquiring Fund's investment objectives and are permissible under applicable regulations governing the Acquiring Fund.

Registered Investment Companies/Exchange-Traded Funds. The Acquiring Fund may invest in registered investment companies, including ETFs, in accordance with the Investment Company Act of 1940, as amended, and consistent with the Fund's investment objective. Most ETFs are similar to index funds in that they seek to achieve the same return as a particular market index and will primarily invest in the securities of companies that are included in that index. Unlike index funds, however, ETFs are traded on stock exchanges. ETFs are a convenient way to invest in both broad market indexes and market sector indexes, particularly since ETFs can be bought and sold at any time during the day, like stocks. ETFs, like mutual funds, charge asset-based fees. When the Acquiring Fund invests in ETFs, the Fund will pay a proportionate share of the management fee and the operating expenses of the ETF. The Fund will not invest in actively managed or leveraged ETFs.

Generally, investments in registered investment companies, including ETFs, are subject to statutory limitations prescribed by the 1940 Act, as amended. These limitations include a prohibition on a fund acquiring more than 3% of the voting shares of any other investment company, and a prohibition on investing more than 5% of a fund's total assets in the securities of any one investment company or more than 10% of its total assets, in the aggregate, in investment company securities. Many ETFs, however, have obtained exemptive relief from the SEC to permit unaffiliated funds to invest in the ETFs' shares beyond these statutory limitations, subject to certain conditions and pursuant to a contractual arrangement between the ETFs and the investing funds. The Acquiring Fund may rely on these exemptive orders in order to invest in unaffiliated ETFs beyond the foregoing statutory limitations.

Exchange-Traded Notes. The Acquiring Fund may invest in ETNs. ETNs are designed to provide investors with a way to access the returns of market benchmarks or strategies. ETNs are not equities or index funds, but they do share several characteristics. For example, like equities, they trade on an exchange and can be shorted. Like an index fund, they are linked to the return of a benchmark index.

When Issued, Delayed Delivery Securities and Forward Commitments. The Acquiring Fund may enter into forward commitments for the purchase or sale of securities, including on a "when issued" or "delayed delivery" basis, in excess of customary settlement periods for the type of security involved. In some cases, a forward commitment may be conditioned upon the occurrence of a subsequent event, such as approval and consummation of a merger, corporate reorganization or debt restructuring (i.e., a when, as and if issued security). When such transactions are negotiated, the price is fixed at the time of the commitment, with payment and delivery taking place in the future, generally a month or more after the date of the commitment. While it will only enter into a forward commitment with the intention of actually acquiring the security, the Fund may sell the security before the settlement date if it is deemed advisable.

Securities purchased under a forward commitment are subject to market fluctuation, and no interest (or dividends) accrues to the Fund prior to the settlement date. The Fund will segregate with its custodian cash or liquid securities in an aggregate amount at least equal to the amount of its outstanding forward commitments.

PROPOSAL 2: APPOINTMENT OF SCHRODER INVESTMENT MANAGEMENT NORTH AMERICA INC. AS SUB-ADVISER (FOR BOI AND HTR SHAREHOLDERS ONLY; APPROVED BY BOI AND HTR SHAREHOLDERS ON SEPTEMBER 1, 2016)

Background

Brookfield currently serves as the investment adviser to both BOI and HTR and each Fund's portfolio is managed by the SP Investment Team. Brookfield recently sold the SP Investment Team to SIMNA (such acquisition, the "SP Investment Team Transaction"). The Board of Directors of each of BOI and HTR approved a new sub-advisory agreement (each, a "Sub-Advisory Agreement" and collectively, the "Sub-Advisory Agreements") with SIMNA on May 12, 2016, and shareholders of each Fund were asked to approve the Sub-Advisory Agreement so that the SP Investment Team can continue to manage BOI's and HTR's respective Securitized Products Allocation, in the event that the SP Investment Team Transaction closed before the proposed reorganizations of BOI and HTR (described above) or the proposed reorganizations are not approved by shareholders. On September 1, 2016, shareholders of BOI and HTR approved their respective Sub-Advisory Agreement and on September 16, 2016, the SP Investment Team Transaction closed. As both shareholders of BOI and HTR approved the Sub-Advisory Agreement, no further action or solicitation is necessary with respect to these proposals.

As investment adviser, Brookfield will determine the Securitized Products Allocation to be managed by the SP Investment Team and will continue to manage BOI's and HTR's respective investments outside of securitized products and will have oversight responsibility over the Securitized Products Allocation managed by SIMNA. The approval of SIMNA as sub-adviser by the respective shareholders of each of BOI and HTR is not contingent upon approval of the other fund.

At an in-person meeting held on May 12, 2016, upon the recommendation of Brookfield and after careful consideration, the Board of each of BOI and HTR, including those directors who are not "interested persons" of the Funds (the "Independent Directors") as that term is defined in the 1940 Act, respectively, unanimously approved the appointment of SIMNA to serve as sub-adviser to the Funds pursuant to a new sub-advisory agreement between the Adviser, BOI/HTR and SIMNA (each, a "Sub-Advisory Agreement" and collectively, the "Sub-Advisory Agreements"), and shareholders of each Fund were asked to approve their respective Sub-Advisory Agreement so that the SP Investment Team can continue to manage BOI's and HTR's respective Securitized Products Allocation, in the event that the SP Investment Team Transaction closed before the proposed reorganizations of BOI and HTR (described above) or the proposed reorganizations are not approved by shareholders. As investment adviser, Brookfield will determine the Securitized Products Allocation of each Fund to be managed by the SP Investment Team and will continue to manage BOI's and HTR's respective investments outside of securitized products and will have oversight responsibilities over the Securitized Products Allocation managed by SIMNA. The approval of SIMNA as Sub-Adviser by the respective shareholders of each of BOI and HTR is not contingent upon approval by the other fund. In the event the Reorganizations are not approved, but the SP Investment Team Transaction closes and the Sub-Advisory Agreement between each of BOI and SIMNA and HTR and SIMNA is approved, SIMNA will act as the sub-adviser to each of BOI and HTR. Furthermore, the approval of the Sub-Advisory Agreement is not contingent on the Reorganizations. A copy of the form of Sub-Advisory Agreement is included as Appendix A to this Joint Proxy Statement/Prospectus, and all references to the Sub-Advisory Agreements are qualified by reference to Appendix A. Shareholders of BOI and HTR approved their respective Sub-Advisory Agreement on September 1, 2016, and the SP Investment Team Transaction closed on September 16, 2016.

Board Considerations

At an in-person meeting held on May 12, 2016, the Boards of each of BOI and HTR, including a majority of the Independent Directors thereof, initially approved each of the Sub-Advisory Agreements among the Adviser, the Sub-Adviser and each of BOI and HTR, respectively (collectively, the "Funds").

In considering each Sub-Advisory Agreement, the Boards reviewed information provided by the Adviser and the Sub-Adviser relating to the Funds and the Sub-Adviser, and other information regarding the nature, extent and quality of services to be provided by the Sub-Adviser under each Sub-Advisory Agreement, as more fully discussed below.

The Independent Directors were separately advised by independent legal counsel throughout the process, and discussed the legal standards for their consideration of the proposed initial approval of each Sub-Advisory Agreement. The Boards also received information from the Adviser regarding the Funds and representatives of the Sub-Advisor responded to questions from the Independent Directors.

In considering whether to approve the Sub-Advisory Agreements, the Boards reviewed and analyzed the factors they deemed relevant, including: (1) the nature, extent and quality of the services to be provided to the Funds by the Sub-Adviser; (2) the Sub-Adviser's personnel and operations; (3) the level and method of computing the Funds' proposed Sub-Advisory fees; (4) any "fall-out" benefits to the Sub-Adviser and its affiliates (i.e., ancillary benefits realized by the Sub-Adviser or its affiliates from the Sub-Adviser's relationship with the Funds); and (5) the anticipated effect of growth in size of the Fund on the Funds' performance and expenses.

Nature, extent and quality of services. In considering the nature, extent and quality of the services to be provided by the Sub-Adviser to the Funds, the Boards took into account the extensive responsibilities that the Sub-Adviser would have to the Funds, including the provision of investment advisory services to the Funds, compliance with the Funds' policies and objective, review of brokerage matters including with respect to trade allocation and best execution, oversight of general fund compliance with federal and state laws, and the implementation of Board directives as they relate to the Funds. The Boards also considered the Sub-Adviser's risk assessment and monitoring process. The Boards considered the Sub-Adviser's current level of staffing and their overall resources. The Boards reviewed the Sub-Adviser's history and investment experience, as well as information regarding their investment personnel who would be providing services to the Funds. The Boards also evaluated the expertise and performance of the personnel who would be overseeing the compliance with the Funds' investment restrictions and other requirements. The Boards further took into account its knowledge of the portfolio managers of the Sub-Adviser through information provided to the Boards prior to its consideration of the Sub-Advisory Agreement and from their many years as investment personnel at the Adviser.

The Boards also recognized the Sub-Adviser's reputation and experience in serving as investment adviser to other funds and accounts. The Boards considered their investment process and philosophy. The Boards took into account that the Sub-Adviser's responsibilities would include the development and maintenance of investment programs for the Funds which would be consistent with the Funds' investment objective, the selection of investment securities and the placement of orders for the purchase and sale of such securities, as well as the implementation of compliance controls related to performance of these services.

Based on its consideration and review of the foregoing information, the Boards concluded that the nature, extent and quality of services to be provided by the Sub-Adviser were satisfactory and that there was a reasonable basis on which to conclude that they would provide high quality investment services to the Funds.

Performance. While the Sub-Adviser was newly approved by the Boards, the Boards did consider the Funds' investment policies and strategy and noted the Funds' performance while it was managed by the portfolio managers as historical employees of the Adviser.

Fees and expenses. The Boards considered the proposed Sub-Advisory fee payable under each Sub-Advisory Agreement, and took into account that the proposed fee was consistent with management fees charged by the Sub-Adviser to comparable funds. The Boards also noted that the Sub-Advisory fee for the Funds would be paid by the Adviser out of its advisory fee rather than paid separately by the Funds. The Boards concluded that the contract rate Sub-Advisory fees and net fund expenses for the Funds were reasonable.

Profitability. In considering the expected profitability to the Sub-Adviser in connection with its relationship to the Funds, the Boards noted that the fees under the Sub-Advisory Agreement would be paid by the Adviser out of the fees that receives under its respective investment advisory agreement, so that Fund shareholders are not directly impacted by those fees. In considering the reasonableness of the fees payable by the Adviser to the Sub-Adviser, the Boards relied on the ability of the Adviser to negotiate each Sub-Advisory Agreement and the fees thereunder at arm's length with an unaffiliated Sub-Adviser.

For each of the above reasons, the Boards concluded that the profitability to the Sub-Adviser from its relationship with the Funds was not a material factor in approval of each Sub-Advisory Agreement.

Economies of scale. The Boards also considered the probable effect of each Fund's growth in size on its performance and fees. The Boards noted that if a Fund's assets increase over time, such Fund may realize other economies of scale if assets increase proportionally more than certain other fixed expenses.

For similar reasons as stated above with respect to the Sub-Adviser's profitability, and based upon the expected portion of the Funds to be managed by the Sub-Adviser, the Boards concluded that the potential for economies of scale in the Sub-Adviser's management of the Funds was not a material factor in the approval of each Sub-Advisory Agreement at this time.

Other factors. As part of its evaluation of the Sub-Adviser's compensation, the Boards considered other benefits that may be realized by the Sub-Adviser and its affiliates from their relationship with the Funds. Among them, the Boards recognized the opportunity to provide advisory services to additional funds and accounts and reputational benefits. The Boards concluded that the benefits that may accrue to the Sub-Adviser and its affiliates by virtue of the Sub-Adviser's relationship to the Funds were fair and reasonable in light of the anticipated costs of providing investment advisory services to the Funds and the ongoing commitment of the Sub-Adviser to the Funds.

Conclusion. In considering the initial approval of each Sub-Advisory Agreement, the Boards, including the Independent Directors thereof, did not identify any single factor as controlling, and each Director may have attributed different weights to various factors. Based on all of the above-mentioned considerations, and the recommendations of management, the Boards, including a majority of the Independent Directors thereof, determined that approval of each Sub-Advisory Agreement was in the best interests of each Fund, respectively. After full consideration of these and other factors, the Boards, including a majority of the Independent Directors thereof, with the assistance of independent legal counsel, approved each Sub-Advisory Agreement with respect to each Fund.

A discussion regarding the basis for the approval of the Sub-Advisory Agreement by the Board of each of BOI and HTR will be provided in such Fund's Form N-CSR for the period ended June 30, 2016 and September 30, 2016, respectively, which is or will be available at www.sec.gov or by visiting www.brookfieldim.com.

Information regarding SIMNA

SIMNA is located at 875 Third Avenue, New York, NY 10022. SIMNA is an investment adviser registered with the SEC. SIMNA is directly wholly-owned by Schroder US Holdings Inc. at the same address and indirectly owned in its entirety by Schroders plc, a London Stock Exchange-listed financial services company, located at 31 Gresham Street, London EC2V 7QA, England. As of March 31, 2016, Schroders plc had approximately $466.9 billion under management. Of that amount, as of March 31, 2016 SIMNA (along with its affiliated entity Schroder Investment Management North America Ltd.) had approximately $89.2 billion under management. The names and principal occupations of each principal executive officer and director of SIMNA are listed below:

Name	Principal Occupation/Title	Position(s) with the Fund (if any)
Karl Dasher*	Director; Chairman & Chief Executive Officer	None
Joseph Bertini*	Director; Chief Compliance Officer	None
Mark A. Hemenetz*	Director; Chief Operating Officer	None
Henry Philip*	Director	None
Carin Muhlbaum*	General Counsel, Americas	None

*  Located at 875 Third Avenue, New York, New York 10022.

SIMNA does not serve as investment adviser or sub-adviser for any other mutual funds with similar investment objectives and strategies to BOI or HTR.

Portfolio Management

If the sub-advisory agreements are approved, and in the event that the SP Investment Team Transaction closes before the proposed reorganizations of BOI and HTR (described above) or the proposed reorganizations are not approved by shareholders, Brookfield will continue to serve as the investment adviser of the Funds while SIMNA will serve as the sub-adviser with respect to the Securitized Products Allocation of each Fund. Shareholders of BOI and HTR approved their respective Sub-Advisory Agreement on September 1, 2016, and the SP Investment Team Transaction closed on September 16, 2016.

As investment adviser, Brookfield will determine the Securitized Products Allocation to be managed by the SP Investment Team and will continue to manage BOI's and HTR's respective investments outside of securitized products and will have oversight responsibilities over the Securitized Products Allocation managed by SIMNA. Messrs. Noble and Antonatos will be vested with the authority to adjust the strategic allocation of assets within each of BOI and HTR. Dana Erikson, CFA, and Mark Shipley, CFA, of Brookfield, will now serve as portfolio managers of BOI and HTR with respect to each Fund's investments outside of securitized products and will have investment discretion over such investments. The current portfolio managers of BOI and HTR will continue to serve as such with respect to each Fund's investments in securitized products and such portfolio managers will have investment discretion over these investments.

Brookfield—BOI and HTR shareholders:

Dana Erikson, CFA—Managing Director.

Mr. Dana Erikson is a Portfolio Manager, Head of the Global Corporate Credit Team and has 30 years of investment experience. Prior to joining the Adviser, he was with Evergreen Investments or one of its predecessor firms since 1996. He was a Senior Portfolio Manager and the Head of the High Yield team. Prior to that, he was Head of High Yield Research. Mr. Erikson earned a Master of Business Administration degree, with honors, from Northeastern University and a Bachelor of Arts degree in Economics from Brown University. He holds the Chartered Financial Analyst® designation and is a member of the Boston Security Analysts Society, Inc.

Mark Shipley, CFA—Managing Director.

Mr. Mark Shipley is a Portfolio Manager on the Global Corporate Credit Team and has 26 years of investment experience. Prior to joining the Adviser, he was with Evergreen Investments or one of its predecessor Advisers since 1991. He was a Senior Credit Analyst and Senior Trader on the High Yield Team. Mr. Shipley earned a Bachelor of Arts degree in Finance from Northeastern University. He holds the Chartered Financial Analyst® designation and is a member of The Boston Security Analysts Society, Inc.

Schroders—BOI and HTR shareholders (Below are the titles of the Portfolios Managers for BOI and HTR as employees of the Adviser. They will have different titles after the SP Investment Team Transaction closes and they become employees of the Sub-Adviser):

Ms. Michelle Russell-Dowe—Managing Director, Head of Securitized Products Investment Team

Ms. Russell-Dowe is the lead Portfolio Manager and Head of the Securitized Products Investment Team. She is responsible for the firm's securitized credit strategies and exposures. Ms. Russell-Dowe has personally built her investment team, which averages 13 years of industry experience. Ms. Russell-Dowe has 20 years of investment experience in securitized products, including 16 years with the firm, which she joined in 1999 from Duff & Phelps. She earned a Bachelor of Arts degree in Economics from Princeton University and holds an MBA from the Graduate School of Business at Columbia University, where she graduated as valedictorian.

BOI shareholders only:

Jeffrey Williams, CFA—Managing Director

Mr. Williams is a Portfolio Manager on the Securitized Products Investment team. Mr. Williams maintains responsibility for portfolio management for the firm's securitized product strategies, with a particular focus on CMBS and related assets. Mr. Williams has 26 years of experience as a commercial real estate portfolio manager, specializing in subordinate CMBS, investment grade CMBS, mezzanine loans, B-Notes, CDOs, derivatives and REITs. Mr. Williams holds the Chartered Financial Analyst designation and has an MBA from Georgia State University and a BA in Finance from the University of South Florida.

Anthony A. Breaks, CFA—Managing Director

Mr. Breaks is a Portfolio Manager on the Securitized Products Investments team. Mr. Breaks is a team leader in MBS/ABS and is a member of the team's securities analysis committee. Mr. Breaks has experience in managing securitized product vehicles, such as SIV, ABCP, CDOs, CLOs and TRUPPS as well as insurance company asset management experience. Mr. Breaks earned a Bachelor of Science degree in Electrical Engineering from the Massachusetts Institute of Technology. He holds the Chartered Financial Analyst designation.

Terms of the Sub-Advisory Agreements

Services to be Provided by SIMNA. The Sub-Advisory Agreements provide that SIMNA shall (i) furnish continuously an investment program for the portion of the portfolio of the Fund as determined by the Adviser in its sole discretion, from time to time (such portion, the "Sleeve"), (ii) determine (subject to the overall supervision of the Adviser and the Fund's Board of Directors) the investments to be purchased, held, sold or exchanged by the Sleeve and the portion, if any, of the assets of the

Sleeve to be held uninvested, (iii) make changes in the investments of the Sleeve, (iv) review and certify in writing, at such times as shall be reasonably requested by the Adviser, that the information stated in those sections specifically identified to the Sub-Adviser by the Adviser of the Fund's registration statement on Form N-2 and/or Form N-14, as currently in effect and as amended or supplemented from time to time (referred to collectively as the "Registration Statement") and as filed with the Securities and Exchange Commission ("SEC"), any proxy statement, any annual or semi-annual report to investors in the Fund, any other reports filed with the SEC, any press releases and any marketing material of the Fund, to the extent such sections relate to the Sub-Adviser and its management of the Fund or the applicable portion of the Fund's assets comprising the Sleeve, is true, correct and complete to the best of its knowledge, (v) at such times as shall be reasonably requested by the Adviser, cooperate with the Adviser to ensure the accuracy of other information in such documents and materials relating to the Fund, including the Fund's risk disclosures and financial information and the Sub-Adviser's investment performance in its management of the Fund or the applicable portion of the Fund's assets comprising the Sleeve, and (vi) vote, exercise consents and exercise all other rights pertaining to such investments. The Sub-Adviser shall be subject always to the provisions of and shall carry out its responsibilities under this Agreement in compliance with: (1) the Fund's investment objective, policies and restrictions as set forth in the organizational documents of the Fund and the Registration Statement of the Fund, including the Fund's prospectus and statement of additional information, and in any public filings made pursuant to the Securities Exchange Act of 1934 or the New York Stock Exchange requirements of which it is aware, including press releases and Form 8-K filings, in each case as from time to time amended and in effect and as applicable to the Sleeve; (2) all investment guidelines, policies, procedures, restrictions or directives of the Fund or the Adviser as provided to the Sub-Adviser and as applicable to the Sleeve ("Investment Guidelines") (3) the 1940 Act and the rules promulgated thereunder; (4) the Investment Advisers Act of 1940, as amended ("Advisers Act"), and the rules promulgated thereunder; (5) the Commodity Exchange Act ("CEA") and all applicable rules and regulations thereunder, and releases and interpretations related thereto; and (6) other applicable federal and state laws and related regulations. The Adviser shall promptly notify the Sub-Adviser in writing of changes to (1) or (2) above and shall consult with the Sub-Adviser before making any changes relating solely to the Fund's investment objective, policies and restrictions as set forth in the Registration Statement as well as to the policies, procedures and directives as set forth in the Investment Guidelines.

The Sub Adviser shall place all orders for the purchase and sale of portfolio securities for the account of the Fund with brokers or dealers selected by the Sub Adviser, although the Fund will pay the actual brokerage commissions on portfolio transactions in accordance with Section 3(d) of the Advisory Agreement. For that limited purpose, the Sub Adviser is authorized as the agent of the Fund to give instructions to the custodian of the Fund as to deliveries of securities or other investments and payments of cash for the account of the Fund. The Sub-Adviser agrees to provide the Adviser with a list of the Sub-Adviser's approved brokers and dealers upon the execution of this Agreement and upon request thereafter.

In placing portfolio transactions for the Fund, it is recognized that the Sub Adviser will use best efforts to secure the most favorable price and efficient execution. Consistent with this policy, the Sub Adviser may consider the financial responsibility, research and investment information and other services provided by brokers or dealers who may effect or be a party to any such transaction or other transactions to which other clients of the Sub Adviser may be a party. It is understood that neither the Fund nor the Sub Adviser has adopted a formula for allocation of the Fund's investment transaction business. It is also understood that it is desirable for the Fund that the Sub Adviser have access to supplemental investment and market research and security and economic analysis provided by brokers who may execute brokerage transactions at a higher cost to the Fund than would otherwise result when allocating brokerage transactions to other brokers on the basis of seeking the most favorable price and efficient execution. Therefore, subject to Section 28(e) of the Securities Exchange Act of 1934 and any restrictions and guidelines established by the Fund's Board of Directors, the Sub Adviser is authorized to place orders for the purchase and sale of securities for the Fund with such brokers. It is understood that the services provided by such brokers may be useful or beneficial to the Sub Adviser in connection with its services to other clients.

Further, in accordance with procedures adopted by each Fund's Board, as amended from time to time, the Sub Adviser is responsible for assisting the Adviser in determining the fair valuation of any illiquid portfolio securities held by such Fund and will assist each Fund's accounting services agent or the Adviser to obtain independent sources of market value for all other portfolio securities.

Compensation of SIMNA. For BOI, the Sub-Advisory Agreement provides that the Adviser will pay SIMNA a monthly fee, computed and accrued daily, based on an annual rate of 0.32% of the Securitized Products Allocation of BOI's average daily net assets, plus the amount of any borrowings for investment purposes ("Managed Assets"). For HTR, the Sub-Advisory Agreement provides that the Adviser will pay SIMNA a monthly fee, computed and accrued weekly, based on an annual rate of 0.32% of the Securitized Products Allocation of HTR's average weekly net assets (excluding financial leverage). Because Brookfield pays SIMNA out of its own fees received from each Fund, there is no "duplication" of advisory fees paid. There will be no increase in advisory fees to either Fund and its shareholders in connection with the appointment of SIMNA as sub-adviser. Pursuant to the terms of the SP Investment Team Transaction, Brookfield may receive compensation from SIMNA for a three year period following the closing of the Transaction, based upon the revenues received by SIMNA with respect to assets it manages under the Sub-Advisory Agreements with BOI, HTR and the Combined Fund, if certain conditions are satisfied.

Non-exclusivity. The services of the Sub Adviser to each Fund are not to be deemed exclusive, and the Sub Adviser (and its affiliates) shall be free to render similar services to others so long as its services hereunder are not impaired thereby; provided, however, that the Sub Adviser will undertake no activities that, in its reasonable good faith judgment, will adversely affect the performance of its obligations under the Sub-Advisory Agreements.

Liability of SIMNA. The Sub-Advisory Agreements provide that the Sub Adviser shall not be liable to the Funds or the Adviser for any error of judgment or mistake of law or for any loss suffered by the Funds or the Adviser in connection with the matters to which the Sub-Advisory Agreements relate; provided, however, that no provision of the Sub-Advisory Agreements shall be deemed to protect the Sub-Adviser against any liability to the Funds or their shareholders or the Adviser to which it might otherwise be subject by reason of (i) willful misfeasance, (ii) bad faith, (iii) gross negligence or (iv) reckless disregard of the duties involved in the conduct of his position (the conduct referred to in such clauses (i) through (iv) being sometimes referred to herein as "Disabling Conduct") nor shall any provision hereof be deemed to protect any Director or officer of the Funds or the Adviser against any such liability to which he might otherwise be subject by reason of any Disabling Conduct.

Renewal, Termination, and Amendment. If approved, the Sub-Advisory Agreements shall become effective following: (1) the approval of each Fund's Board, including approval by a vote of a majority of the Independent Directors of each Fund, cast in person at a meeting called for the purpose of voting on such approval; and (2) the approval by a "vote of a majority of the outstanding voting securities" (as defined in the 1940 Act) of such Fund. Unless sooner terminated, the Sub-Advisory Agreements shall remain in effect for two years after their effective date and subsequent to such initial period of effectiveness, shall continue in effect so long as such continuance is approved at least annually (a) by either the Fund's or by a "vote of a majority of the outstanding voting securities" (as defined in the 1940 Act) of such Fund and (b) in either event, by the vote of a majority of the Independent Directors of each Fund, cast in person at a meeting called for the purpose of voting on such approval.

The Sub-Advisory Agreements may be terminated (i) at any time, without payment of any penalty, by vote of each Fund's Board, or by a "vote of a majority of the outstanding voting securities" (as defined in the 1940 Act) of each Fund, (ii) at any time, without payment of a penalty, by the Adviser (1) upon no less than 60 days' prior written notice to the Sub Adviser; (2) upon material breach by the Sub Adviser of any of the representations and warranties set forth in the Sub-Advisory Agreements; or (3) if the Sub Adviser becomes unable to discharge its duties and obligations under the Sub-Advisory Agreements, including circumstances such as financial insolvency of the Sub Adviser or other circumstances that could adversely affect the Funds, or (iii) by the Sub Adviser upon no less than 120 days' prior written notice to the Adviser. The Sub-Advisory Agreements shall automatically and immediately terminate in the event of their "assignment" (as defined in the 1940 Act) or upon termination of the advisory agreements between the Adviser and the Funds.

Required Vote

Approval of the appointment of SIMNA as sub-adviser to the Funds required the vote of a "majority of the outstanding voting securities" of a Fund as defined in the 1940 Act. This means the lesser of (1) 67% or more of the shares of a Fund present at the Meeting if the owners of more than 50% of the Fund's shares then outstanding are present in person or by proxy, or (2) more than 50% of the outstanding shares of a Fund entitled to vote at the Meeting. On September 1, 2016, shareholders of each of BOI and HTR approved the appointment of SIMNA as sub-adviser with a "majority of outstanding voting securities" as defined in the 1940 Act.

SIMNA will serve as sub-adviser of BOI and HTR with respect to each Fund's Securitized Products Allocation until the approval of the Reorganizations, or indefinitely, if the Reorganizations are not approved. The SP Investment Team Transaction closed on September 16, 2016.

The approval of each Sub-Advisory Agreement by the respective shareholders of BOI and HTR, respectively, is not contingent upon approval of the other fund. If the shareholder approval of the Sub-Advisory Agreement by one Fund is not obtained, Brookfield will continue to serve as the investment adviser until the Reorganization of such Fund is approved. If the Reorganization of such Fund is not approved, Brookfield may consider other alternatives with respect to such Fund, as discussed above. As stated above, shareholders of each of BOI and HTR approved the appointment of SIMNA as sub-adviser with a "majority of outstanding voting securities" as defined in the 1940 Act on September 1, 2016 and the SP Investment Team Transaction closed on September 16, 2016. No further solicitation is necessary with regard to these proposals.

Expenses

The costs associated with the appointment of SIMNA as Sub-Adviser, including the costs associated with the Special Meeting related thereto, will be borne by Adviser.

MANAGEMENT OF THE FUNDS

The Boards

The Board of each Fund is responsible for overseeing the management of the business and affairs of its respective Fund and performs the duties imposed on the directors of investment companies by the 1940 Act and under Maryland law. A list of the directors, a brief biography for each director and additional information relating to the Boards are included in the Statement of Additional Information.

The Adviser

Brookfield Investment Management Inc., a Delaware corporation and a registered investment adviser under Advisers Act, serves as the investment adviser and administrator to the Fund. Founded in 1989, the Adviser is a wholly owned subsidiary of Brookfield Asset Management Inc. (TSX/NYSE: BAM; EURONEXT: BAMA), a publicly held global alternative asset manager focused on property, renewable power, infrastructure and private equity, with over $250 billion of assets under management as of June 30, 2016. Pursuant to the Fund's investment advisory agreement, the Adviser is responsible for the investment management of the Fund, including making investment decisions and placing orders to buy, sell or hold particular securities. The Adviser also currently serves as investment adviser to various closed-end mutual funds, and previously served as investment adviser to Helios Select Fund, Inc., an open-end management investment company, organized as a Maryland corporation on October 27, 2008, which has since ceased to be an investment company. As of March 31, 2016, the Adviser and its affiliates had over $16 billion in assets under management. The Adviser's principal offices are located at Brookfield Place, 250 Vesey Street, 15th Floor, New York, New York 10281-1023.

As compensation for its services and the related expenses the Adviser bears, the Adviser is contractually entitled to an advisory fee, payable monthly at the annual rates set forth in the table below.

Fund	Annual Advisory Fee-Contractual Rate
HHY	0.65	%*
HTR	0.65	%**
BOI	1.00	%***
RA	1.00	%***

*  as a percentage of the Fund's average weekly total assets minus the sum of accrued liabilities (other than the aggregate indebtedness constituting financial leverage).

**  as a percentage of the Fund's average weekly net assets (excluding financial leverage).

***  as a percentage of the Fund's average daily Managed Assets.

The Combined Fund and BOI also pay to the Adviser an administration fee, payable monthly, at an annual rate of 0.15% of each Fund's average daily Managed Assets. HTR pays the Adviser an administration fee, payable monthly, at an annual rate of 0.20% of HTR's average weekly net assets (excluding financial leverage). HHY pays the Adviser an administration fee, payable monthly, at an annual rate of 0.15% of HHY"s average weekly total assets minus the sum of accrued liabilities (other than the aggregate indebtedness constituting financial leverage

Brookfield has agreed to waive its fees or reimburse expenses for two years following the closing date of the Reorganizations so that the total annual operating expense ratio of the Combined Fund will not exceed 1.03% (excluding the costs of using leverage, brokerage commissions and other transactions, acquired fund fees and expenses, interest, taxes, and extraordinary expenses, such as litigation; and other expenses not incurred in the ordinary course of the Combined Fund's business) in Years 1 and 2. This agreement may not be discontinued prior to the expiration of the two-year period unless authorized by the Board of the Combined Fund or the Combined Fund's investment advisory agreement terminates. This agreement is not expected to be continued after the expiration of the two-year period and as a result, the total annual operating expenses may increase following the expiration of the expense cap; if this were to occur, total annual operating expense ratio could exceed 1.03% of net assets.

A discussion regarding the basis for the approval of the investment advisory agreement by the Board of BOI is provided in such Fund's Form N-CSR for the fiscal period ended June 30, 2016, available at www.sec.gov or by visiting www.brookfieldim.com. A discussion regarding the basis for the approval of the investment advisory agreement by the Board of HTR is provided in such Fund's Form N-CSR for the fiscal period ended September 30, 2015, available at www.sec.gov or by visiting www.brookfieldim.com. A discussion regarding the basis for the approval of the investment advisory agreement by the Board of HHY is provided in such Fund's Form N-CSR for the fiscal period ended September 30, 2015, available at

www.sec.gov or by visiting www.brookfieldim.com. A discussion regarding the basis for the approval of the investment advisory agreement by the Board of RA Fund will be provided in such Fund's Form N-CSR for the fiscal period ended December 31, 2016, to be available at www.sec.gov or by visiting www.brookfieldim.com.

The Sub-Adviser

SIMNA will serve as the sub-adviser to the Combined Fund.

Schroder Investment Management North America Inc. ("SIMNA") is located at 875 Third Avenue, New York, NY 10022. SIMNA is an investment adviser registered with the SEC. SIMNA is directly wholly-owned by Schroder US Holdings Inc. at the same address and indirectly owned in its entirety by Schroders plc., a London Stock Exchange-listed financial services company, located at 31 Gresham Street, London EC2V 7QA, England. As of March 31, 2016, Schroders plc had approximately $466.9 billion under management. Of that amount, as of March 31, 2016 SIMNA (along with its affiliated entity Schroder Investment Management North America Ltd.) had approximately $89.2 billion under management.

Under the Sub-Advisory Agreement, SIMNA is entitled to fees at an annual rate of 0.32% of the Securitized Products Allocation of the Combined Fund's average daily Managed Assets; however, such fees will be paid by Brookfield and not the Combined Fund. Because Brookfield pays SIMNA out of its own fees received from the Combined Fund, there is no "duplication" of advisory fees paid. Pursuant to the terms of the SP Investment Team Transaction, Brookfield may receive compensation from SIMNA for a three year period following the closing of the Transaction, based upon the revenues received by SIMNA with respect to assets it manages under the Sub-Advisory Agreements with BOI, HTR and the Combined Fund, if certain conditions are satisfied.

A discussion regarding the basis for the approval of the Sub-Advisory Agreement by the Board of the Combined Fund will be provided in such Fund's Form N-CSR for the fiscal period ended December 31, 2016, to be available at www.sec.gov or by visiting www.brookfieldim.com.

Portfolio Management

RA Fund will be managed by Brookfield and the following individuals will be jointly and primarily responsible for the day-to-day management of RA Fund's portfolio: Craig Noble, CFA and Larry Antonatos. Messrs. Noble and Antonatos are vested with the authority to adjust the strategic allocation of assets between RA Fund's debt and equity sub-portfolios. A sub-portfolio refers to the portion of RA Fund's assets that are allocated to, and managed by, particular portfolio managers on RA Fund's portfolio management team. Dana Erikson, CFA and Mark Shipley, CFA, will be jointly and primarily responsible for the day-to-day management of RA Fund's real asset debt and corporate credit investment sub-portfolio. Michelle Russell-Dowe is the lead portfolio manager primarily responsible for the day-to-day management of RA Fund's securitized products sub-portfolio, and Jeffrey Williams, CFA and Anthony A. Breaks, CFA, will act as the portfolio managers with respect to the securitized products sub-portfolio. SIMNA will serve as a sub-adviser to RA Fund and it is expected that Ms. Russell-Dowe and Messrs. Williams and Breaks will provide portfolio management services as employees of SIMNA. With respect to RA Fund's equity investments, Messrs. Noble and Antonatos will be jointly and primarily responsible for the day-to-day management of RA Fund's equity sub-portfolios.

Brookfield

Craig Noble, CFA — CEO, Chief Investment Officer and Portfolio Manager. Mr. Craig Noble has 18 years of experience and is CEO and Chief Investment Officer for the Public Securities Group as well as a Portfolio Manager on the Adviser's global infrastructure team and a Senior Managing Partner of Brookfield Asset Management. He oversees all aspects of portfolio management and business development related to the Adviser's public equity and credit securities investment strategies. He has held multiple positions within Brookfield over the last 9 years. Mr. Noble joined Brookfield in Canada as a Vice President, Capital Markets in 2004. He was promoted to the managerial position of Vice President within the infrastructure group in 2006. In 2008, he transferred to the Public Securities Group in the U.S. where he helped to launch the Adviser's listed infrastructure business. Mr. Noble became the CEO in 2013. Prior to Brookfield, he spent five years with the Bank of Montreal, focused on credit analysis, corporate lending and corporate finance. Mr. Noble holds the Chartered Financial Analyst® designation. He earned a Master of Business Administration degree from York University and a Bachelor of Commerce degree from Mount Allison University.

Larry Antonatos — Managing Director and Portfolio Manager. Mr. Larry Antonatos has 25 years of experience and is a Portfolio Manager for the Public Securities Group's Diversified Real Assets strategy. He oversees the portfolio construction process, including execution of the Adviser's asset allocation process. Before joining the Diversified Real Assets team, Mr. Antonatos was a Product Manager for the Adviser's equity business where he was responsible for the development and growth of new and existing investment strategies. Prior to joining the Adviser in 2011, Mr. Antonatos was a portfolio manager for a U.S. REIT strategy for ten years. He also has investment experience with direct property, CMBS, and mortgage loans. Mr. Antonatos earned a Master of Business Administration degree from The Wharton School, University of Pennsylvania and a Bachelor of Engineering degree from Vanderbilt University.

Dana Erikson, CFA — Managing Director. Mr. Dana Erikson is a Portfolio Manager, Head of the Global Corporate Credit Team and has 30 years of investment experience. Prior to joining the Adviser, he was with Evergreen Investments or one of its predecessor Advisers since 1996. He was a Senior Portfolio Manager and the Head of the High Yield team. Prior to that, he was Head of High Yield Research. Mr. Erikson earned a Master of Business Administration degree, with honors, from Northeastern University and a Bachelor of Arts degree in Economics from Brown University. He holds the Chartered Financial Analyst® designation and is a member of the Boston Security Analysts Society, Inc.

Mark Shipley, CFA — Managing Director. Mr. Mark Shipley is a Portfolio Manager on the Global Corporate Credit Team and has 26 years of investment experience. Prior to joining the Adviser, he was with Evergreen Investments or one of its predecessor Advisers since 1991. He was a Senior Credit Analyst and Senior Trader on the High Yield Team. Mr. Shipley earned a Bachelor of Arts degree in Finance from Northeastern University. He holds the Chartered Financial Analyst® designation and is a member of The Boston Security Analysts Society, Inc.

SIMNA

Ms. Russell-Dowe is the lead Portfolio Manager and Head of Securitized Credit of Schroders. She is responsible for the firm's securitized credit strategies and exposures. Ms. Russell-Dowe has 20 years of investment experience in securitized products. Prior to Schroders, Ms. Russell-Dowe was the Head of the Securitized Products Investment Team and a Managing Director at Brookfield. She earned a Bachelor of Arts degree in Economics from Princeton University and holds an MBA from the Graduate School of Business at Columbia University, where she graduated as valedictorian.

Mr. Williams is a Portfolio Manager at the Schroders organization. Mr. Williams maintains responsibility for portfolio management for the firm's securitized product strategies, with a particular focus on CMBS and related assets. Mr. Williams has 26 years of experience as a commercial real estate portfolio manager, specializing in subordinate CMBS, investment grade CMBS, mezzanine loans, B-Notes, CDOs, derivatives and REITs. Prior to Schroders, Mr. Williams was a Portfolio Manager and a Managing Director at Brookfield. Mr. Williams holds the Chartered Financial Analyst designation and has an MBA from Georgia State University and a BA in Finance from the University of South Florida.

Mr. Breaks is a Portfolio Manager at the Schroders organization. Mr. Breaks is a team leader in MBS/ABS and is a member of the team's securities analysis committee. Mr. Breaks has experience in managing securitized product vehicles, such as SIV, ABCP, CDOs, CLOs and TRUPPS as well as insurance company asset management experience. Prior to Schroders, Mr. Breaks was a Portfolio Manager and a Managing Director at Brookfield. Mr. Breaks earned a Bachelor of Science degree in Electrical Engineering from the Massachusetts Institute of Technology. He holds the Chartered Financial Analyst designation.

The Statement of Additional Information provides additional information about the portfolio managers' compensation, other accounts managed by the portfolio manager, and the portfolio managers' ownership of securities in each Fund.

Portfolio Transactions with Affiliates

The Funds are permitted to purchase securities from, and sell securities to, affiliates of the Funds or the Adviser upon compliance with the following conditions: (i) the transaction must involve no consideration other than cash payment against prompt delivery; (ii) the security must be one for which market quotations are readily available and the transaction must be effected at the current market price; (iii) the transaction must be consistent with the Fund's investment policies; (iv) no brokerage commission, fee or other remuneration is to be paid in connection with the transaction; (v) at least quarterly, the Board of Directors must determine that any such transaction is made in compliance with the Funds' policies and procedures; (vi) a record of the transaction must be maintained; and (vii) the President of the Fund or the Chief Executive Officer of the Adviser, or their respective designees, must provide written approval prior to the transaction.

During the last fiscal year, the Funds did not have any portfolio transactions with affiliates.

Other Service Providers

The professional service providers for the Funds are as follows:

Service	Service Providers to RA Fund, BOI, HTR and HHY
Adviser	Brookfield Investment Management Inc., Brookfield Place, 250 Vesey Street, 15th Floor, New York, New York 10281-1023
Sub-Adviser	HTR, BOI and RA Fund only: Schroder Investment Management North America Inc., 875 Third Avenue, New York, New York 10022-6225
Administrator	Brookfield Investment Management Inc., Brookfield Place, 250 Vesey Street, 15th Floor, New York, New York 10281-1023
Sub-Administrator	U.S. Bancorp Fund Services, LLC, 615 East Michigan Street, Milwaukee, Wisconsin 53202
Custodian	U.S. Bank National Association, 1555 N. River Center Drive, Suite 302, Milwaukee, Wisconsin 53212
Transfer Agent	RA Fund: American Stock Transfer & Trust Company, LLC, 6201 15th Avenue, Brooklyn, New York 11219
BOI: U.S. Bancorp Fund Services, LLC, 615 East Michigan Street, Milwaukee, Wisconsin 53202
HTR: American Stock Transfer & Trust Company, LLC, 6201 15th Avenue, Brooklyn, New York 11219
HHY: Computershare Shareholder Services, Inc., 250 Royall Street, Canton, Massachusetts 02021
Fund Accounting Agent	U.S. Bancorp Fund Services, LLC, 615 East Michigan Street, Milwaukee, Wisconsin 53202
Independent Registered Public Accounting Firm	RA Fund: Deloitte & Touche LLP, 111 South Wacker Drive, Chicago, IL 60606
BOI: Deloitte & Touche LLP, 111 South Wacker Drive, Chicago, IL 60606
HTR and HHY: BBD, LLP, 1835 Market Street, 26th Floor, Philadelphia, Pennsylvania 19103
Legal Counsel	Paul Hastings LLP, 200 Park Avenue, New York, New York 10166
Counsel to the Independent Directors	Sullivan & Worcester LLP, 1666 K Street, NW, Washington, DC 20006

All securities owned by the Funds and all cash, including proceeds from the sale of securities in each Fund's investment portfolio, are held by such Fund's Custodian.

Capitalization

The Board of each Fund may authorize separate classes or series of shares with such preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption as may be determined from time to time by the Board of such Fund. The tables below set forth the capitalization of BOI, HTR and HHY as of March 31, 2016, and the pro forma capitalization of the Combined Fund as if the proposed Reorganizations had occurred on that date.

Capitalization as of March 31, 2016 (Unaudited)

	BOI	HTR	HHY	Adjustments		Pro Forma Combined Fund
Net Assets(1)	$368,556,099	$335,746,476	$194,979,989			$899,282,564
Shares of Common Stock Outstanding	22,713,931	13,961,565	25,532,427	(26,236,620	)(2)	35,971,303
Net Asset Value Per Share	$16.23	$24.05	$7.64			$25.00

(1)  Based on the number of outstanding shares of common stock listed in "Outstanding Shares as of March 31, 2016," table below.

(2)  Reflects adjustments of 7,971,687 for BOI shares of common stock, 531,706 for HTR shares of common stock and 17,733,227 for HHY shares of common stock due to differences in per share NAV.

ADDITIONAL INFORMATION ABOUT THE SHARES OF COMMON STOCK OF THE FUNDS

General

Common shareholders of each Fund are entitled to share equally in dividends authorized by the Fund's Board and declared by the Fund as payable to holders of the Fund's shares of common stock and in the net assets of the Fund available for distribution to holders of the shares of common stock. Shareholders do not have preemptive or conversion rights and a Fund's shares of common stock are not redeemable. The outstanding shares of common stock of each Fund are fully paid and nonassessable.

Purchase and Sale

Purchase and sale procedures for the shares of common stock of each of the Funds are identical. Investors typically purchase and sell shares of common stock of the Funds through a registered broker-dealer on the NYSE, thereby incurring a brokerage commission set by the broker-dealer. Alternatively, investors may purchase or sell shares of common stock of the Funds through privately negotiated transactions with existing shareholders.

Outstanding Shares as of August 31, 2016

Fund	Title of Class	Amount Authorized	Amount Held by Fund for its Own Account	Amount Outstanding Exclusive of Amount Shown in Previous Column
BOI	Common	1,000,000,000	0	22,713,931
HTR	Common	50,000,000	0	13,961,565
HHY	Common	1,000,000,000	0	25,532,427

Share Price Data

The following tables set forth the high and low market prices for shares of common stock of each Fund on the NYSE, for each full quarterly period within each Fund's three most recent fiscal years, along with the net asset value and discount or premium to net asset value for each quotation.

BOI	Market Price		Net Asset Value		Premium/(Discount) to Net Asset Value
Period Ended	High	Low	High	Low	High	Low
June 30, 2016	$15.05	$14.59	$16.41	$16.14	-7.67%	-10.60%
March 31, 2016	$14.85	$13.97	$17.06	$16.14	-8.77%	-16.55%
December 31, 2015	$14.95	$14.00	$17.46	$17.04	-13.54%	-18.46%
September 30, 2015	$15.86	$14.51	$18.18	$17.43	-12.67%	-17.56%
June 30, 2015	$16.45	$15.57	$18.49	$18.16	-10.71%	-14.50%
March 31, 2015	$16.66	$16.20	$18.57	$18.34	-9.94%	-12.16%
December 31, 2014	$17.30	$16.07	$19.06	$18.36	-8.28%	-12.47%
September 30, 2014	$17.64	$16.75	$19.34	$19.02	-8.55%	-11.93%
June 30, 2014	$17.72	$16.84	$19.27	$18.69	-7.48%	-10.19%
March 31, 2014	$17.09	$16.57	$18.80	$18.43	-8.24%	-10.74%
December 31, 2013	$17.22	$15.86	$18.49	$18.14	-5.54%	-13.90%
September 30, 2013	$18.60	$16.10	$18.39	$18.15	1.47%	-11.68%
June 30, 2013	$20.40	$17.25	$19.31	$18.31	7.27%	-6.55%
March 31, 2013	$20.01	$20.00	$19.10	$19.06	4.98%	4.71%
HTR	Market Price		Net Asset Value		Premium/(Discount) to Net Asset Value
Period Ended	High	Low	High	Low	High	Low
June 30, 2016	$24.45	$22.04	$24.24	$23.95	1.58%	-8.55%
March 31, 2016	$24.49	$20.67	$24.75	$21.50	7.81%	-16.45%
December 31, 2015	$22.24	$20.50	$25.32	$21.90	-11.14%	-17.97%
September 30, 2015	$22.94	$21.32	$25.92	$25.28	-10.95%	-15.83%
June 30, 2015	$24.26	$21.92	$26.39	$23.68	-0.09%	-15.30%
March 31, 2015	$25.00	$24.00	$26.51	$24.59	-0.32%	-9.40%
December 31, 2014	$25.55	$24.32	$26.99	$24.42	0.41%	-8.56%
September 30, 2014	$25.42	$24.59	$27.19	$25.41	-0.12%	-9.33%
June 30, 2014	$25.37	$24.01	$27.13	$24.40	-0.04%	-9.49%
March 31, 2014	$24.54	$23.48	$26.59	$23.67	0.09%	-10.17%
December 31, 2013	$24.67	$22.72	$26.05	$23.35	1.90%	-12.17%
September 30, 2013	$24.08	$22.15	$25.46	$22.31	0.43%	-12.90%
June 30, 2013	$27.91	$23.19	$26.78	$25.42	5.84%	-9.45%
March 31, 2013	$25.29	$23.62	$25.72	$24.36	0.01%	-5.03%
HHY	Market Price		Net Asset Value		Premium/(Discount) to Net Asset Value
Period Ended	High	Low	High	Low	High	Low
June 30, 2016	$7.31	$6.97	$8.03	$7.63	-7.70%	-10.49%
March 31, 2016	$7.10	$6.06	$7.68	$6.99	-7.19%	-15.73%
December 31, 2015	$7.49	$6.48	$8.46	$7.57	-8.55%	-15.63%
September 30, 2015	$8.30	$7.15	$9.25	$8.26	-10.00%	-16.18%
June 30, 2015	$9.00	$8.10	$9.62	$9.22	-5.96%	-12.15%
March 31, 2015	$9.08	$8.69	$9.67	$9.41	-5.94%	-8.13%
December 31, 2014	$9.60	$8.40	$10.23	$9.17	-4.93%	-8.40%
September 30, 2014	$10.55	$9.29	$10.72	$10.12	-0.09%	-8.43%
June 30, 2014	$10.60	$10.04	$10.75	$10.63	-0.58%	-6.08%
March 31, 2014	$10.07	$9.62	$10.71	$10.49	-5.53%	-8.47%
December 31, 2013	$10.13	$9.63	$10.57	$10.34	-3.98%	-8.44%
September 30, 2013	$9.93	$9.14	$10.46	$10.14	-4.06%	-10.40%
June 30, 2013	$10.69	$9.17	$10.87	$9.98	0.19%	-9.83%
March 31, 2013	$10.72	$10.12	$10.57	$10.36	1.63%	-3.05%

As of September 15, 2016, the net asset value per common share of BOI was $16.68 and the market price per common share was $15.01, representing a discount to net asset value of -10.01%. As of September 15, 2016, the net asset value per common share of HTR was $24.34 and the market price per common share was $22.01, representing a discount to net asset value of -9.57%. As of September 15, 2016, the net asset value per common share of HHY was $8.14 and the market price per common share was $7.24, representing a discount to net asset value of -11.06%. Shares of common stock of each Fund have historically traded at both a premium and a discount to net asset value.

Performance Information

The performance table below illustrates the past performance of an investment in shares of common stock of each Target Fund by setting forth the average annual total returns for the Target Funds for the periods indicated. The acquiring Fund has not commenced operations and does not have a performance record. A Fund's past performance does not necessarily indicate how its shares of common stock will perform in the future.

Fund	Trailing 12-month distribution Yield based on March 31, 2016 NAV	One Year ended March 31, 2016 NAV	One Year ended March 31, 2016 based on Market Price	Three Years** ended March 31, 2016 based on NAV	Three Years** ended March 31, 2016 based on Market Price	Five Years** ended March 31, 2016 based on NAV
BOI	10.42%	3.74%	-1.71%	2.80%	-1.31%	N/A
HTR	9.41%	0.17%	10.35%	7.23%	8.59%	7.71%
HHY	12.82%*	-10.71%	-10.16%	-1.10%	-2.84%	3.93%
Fund	Five Years** ended March 31, 2016 based on Market Price	Ten Years** ended March 31, 2016 based on NAV	Ten Years** ended March 31, 2016 based on Market Price	Life of Fund** based on NAV	Life of Fund** Based on Market Price	Inception Date
BOI	N/A	N/A	N/A	2.71%	-1.30%	03/26/2013
HTR	9.80%	5.93%	6.71%	7.80%	7.57%	08/04/1989
HHY	4.43%*	N/A	N/A	7.28%*	9.37%*	07/31/1998

*  This reflects performance as of August 26, 2009, and not as of the inception date, which is the date Brookfield began to serve as investment adviser for HHY.

**  Annualized

***  Performance is shown net of all Target Fund expenses.

DIVIDENDS AND DISTRIBUTIONS

Each Fund intends to distribute to common shareholders all or a portion of its net investment income monthly and net realized capital gains, if any, at least annually. Under normal market conditions, each Fund intends to distribute substantially all of its distributable cash flows, less Fund expenses, to shareholders monthly. The initial distribution is expected to be declared approximately 30 days and paid approximately 45 to 60 days after the closing of the Reorganizations. The Fund intends to pay common shareholders annually all, or at least 90%, of its investment company taxable income. Various factors will affect the level of a Fund's investment company taxable income, such as its asset mix. Distributions may be paid to the holders of a Fund's shares of common stock if, as and when authorized by the Board of Directors and declared by the Fund out of assets legally available therefor. To permit a Fund to maintain more stable monthly distributions, the Fund may from time to time distribute less than the entire amount of income earned in a particular period, with the undistributed amount being available to supplement future distributions. As a result, the distributions paid by a Fund for any particular monthly period may be more or less than the amount of income actually earned by the Fund during that period. Because a Fund's income will fluctuate and the Fund's distribution policy may be changed by the Board of Directors at any time, there can be no assurance that the Fund will pay distributions or dividends.

In the event that the total distributions on a Fund's shares of common stock exceed the Fund's current and accumulated earnings and profits allocable to such shares, the excess distributions will generally be treated as a tax free return of capital (to the extent of the shareholder's tax basis in the shares). Shareholders should not assume that the source of a distribution from a Fund is net profit or income. Distributions sourced from paid-in capital should not be considered the current yield or the total return from an investment in a Fund. The amount treated as a tax free return of capital will reduce a shareholder's adjusted tax basis in the shares of common stock, thereby increasing the shareholder's potential taxable gain or reducing the potential loss on the sale of the shares.

On September 30, 2015, the SEC granted Brookfield, on behalf of itself and certain funds that it currently manages, including the Target Funds, and funds it advises in the future, an order granting an exemption from Section 19(b) of and Rule 19b-1 under the 1940 Act to conditionally permit the Fund to make periodic distributions of long-term capital gains with respect to the Fund's outstanding common stock as frequently as twelve times each year, so long as it complies with the conditions of the order and maintains in effect a distribution policy with respect to its shares of common stock calling for periodic distributions of an amount equal to a fixed amount per share, a fixed percentage of market price per share or a fixed percentage of the Fund's net asset value per share (a "Managed Dividend Policy"). In connection with any implementation of a Managed Dividend Policy pursuant to the order, the Fund would be required to:

•  implement certain compliance review and reporting procedures with respect to the Managed Dividend Policy;

•  include in each notice to shareholders that accompanies distributions certain information in addition to the information currently required by Section 19(a) of and Rule 19a-1 under the 1940 Act ("19(a) Notice");

•  include certain disclosure regarding the Managed Dividend Policy on the inside front cover of each annual and semi-annual report to shareholders;

•  provide the Fund's total return in relation to changes in NAV in the financial highlights table and in any discussion about the Fund's total return in each prospectus and annual and semi-annual report to shareholders;

•  include the information contained in each 19(a) Notice in any communication (other than a communication on Form 1099) about the Managed Dividend Policy or distributions under the Managed Dividend Policy by the Fund, or agents that the Fund has authorized to make such communication on the Fund's behalf, to any Fund common shareholders, prospective common shareholder or third-party information provider;

•  issue, contemporaneously with the issuance of any 19(a) Notice, a press release containing the information in the 19(a) Notice and will file with the SEC the information contained in such 19(a) Notice and other required disclosures, as an exhibit to its next report to shareholders;

•  post prominently a statement on its website containing the information in each 19(a) Notice and other required disclosures, and will maintain such information on the website for at least 24 months; and

•  take certain steps to ensure the delivery of the 19(a) Notice to beneficial owners whose Fund shares are held through a financial intermediary.

In addition, if the Fund's shares of common stock were to trade at a significant premium to NAV following the implementation of a Managed Dividend Policy, and certain other circumstances were present, the Fund's Board of Directors would be required to determine whether to approve or disapprove the continuation, or continuation after amendment, of the Managed Dividend Policy. Finally, if the Fund implemented a Managed Dividend Policy pursuant to the order, it would not be permitted to make a public offering of shares of common stock other than:

•  a rights offering below NAV to holders of the Fund's shares of common stock;

•  an offering in connection with a dividend reinvestment plan, merger, consolidation, acquisition, spin-off or reorganization of the Fund; or

•  an offering other than those described above, unless, with respect to such other offering:

•  the Fund's average annual distribution rate for the six months ending on the last day of the month ended immediately prior to the most recent distribution record date, expressed as a percentage of NAV per share as of such date, is no more than one percentage point greater than the Fund's average annual total return for the five-year period (or the period since the Fund's first public offering, if less than five years) ending on such date; and

•  the transmittal letter accompanying any registration statement filed with the SEC in connection with such offering discloses that the Fund has received an order under Section 19(b) of the 1940 Act to permit it to make periodic distributions of long-term capital gains with respect to its common stock as frequently as twelve times each year, and as frequently as distributions are specified in accordance with the terms of any outstanding preferred stock that such fund may issue.

The relief described above will expire on the effective date of any amendment to Rule 19b-1 under the 1940 Act that provides relief permitting certain closed-end investment companies to make periodic distributions of long-term capital gains with respect to their outstanding common stock as frequently as twelve times each year. As a result of the granting of the order, the Target Funds and Acquiring Fund may implement a Managed Dividend Policy. As of the date of this Joint Proxy Statement/Prospectus, no Target Fund has implemented such a policy and the Acquiring Fund does not currently intend to implement such policy. Under a Managed Dividend Policy, if, for any distribution, undistributed net investment income and net realized capital gains were less than the amount of the distribution, the difference would be distributed from the Fund's other assets. In addition, in order to make such distributions, the Fund might have to sell a portion of its investment portfolio at a time when independent investment judgment might not dictate such action.

CALCULATION OF NET ASSET VALUE

Each of the Funds has the same valuation policy, with the exception that BOI, HHY and RA Fund determine their NAV daily, while HTR determines its NAV weekly.

The NAV of each Fund's shares will be computed based upon the value of each Fund's portfolio securities and other assets. NAV per common share will be determined as of the close of regular trading session on the NYSE on each business day on which the NYSE is open for trading. Each Fund calculates NAV per common share by subtracting each Fund's liabilities (including accrued expenses, dividends payable and any borrowings of each Fund), and the liquidation value of any outstanding preferred shares of each Fund from each Fund's total assets (the value of the securities each Fund holds plus cash or other assets, including interest accrued but not yet received) and dividing the result by the total number of shares of common stock of each Fund outstanding.

Each Fund's policy is to fair value its financial instruments at market value using independent dealers or pricing services selected under the supervision of the Board. Each Fund values its fixed income securities on the basis of prices provided by pricing services or prices obtained from active and reliable market makers in any such security or broker-dealers. In determining the value of a particular investment, pricing services may use certain information with respect to transactions in such investments, quotations from dealers, pricing matrixes, market transactions in comparable investments and information with respect to various relationships between investments. Debt instruments with remaining maturities of 60 days or less that are not credit impaired are valued at amortized cost, unless the Board determines such amount does not reflect fair value, in which case these securities will be fair valued as determined by the Board.

Portfolio securities listed or traded on a nationally recognized securities exchange or traded in the U.S. over-the-counter market for which market quotations are readily available are valued at the last quoted sale price or a market's official closing price as of the close of business on the day the securities are being valued. If there were no sales that day, the security is valued at the average of the closing bid and asked prices, or, if there were no asked prices quoted on that day, then the security is valued at the closing bid price on that day. If no bid or asked prices are quoted on such day, the security is valued at the most recently available price, or, if the Board so determines, by such other method as the Board shall determine in good faith to reflect its fair market value. Portfolio securities traded on more than one national securities exchange or market are valued according to the broadest and most representative market, as determined by the Adviser.

Futures contracts are valued at the closing settlement price of the exchange or board of trade on which the applicable contract is traded. Options are valued using market quotations. When market quotations are not readily available, options are valued from broker quotes. In limited circumstances when neither market quotations nor broker quotes are readily available, options are valued using a Black-Scholes model.

Securities and assets for which market quotations are not readily available are fair valued as determined by the Board. Fair valuation methodologies and procedures may include, but are not limited to: analysis and review of available financial and non-financial information about the company; comparisons to the valuation and changes in valuation of similar securities, including a comparison of foreign securities to the equivalent U.S. dollar value ADR securities at the close of the U.S. exchange; and evaluation of any other information that could be indicative of the value of the security.

Each Fund obtains valuations on the basis of prices provided by a pricing service approved by its respective Board. All other investment assets, including restricted and not readily marketable securities, are valued in good faith at fair value under procedures established by and under the general supervision and responsibility of each Fund's Board.

In addition, whenever developments in one or more securities markets after the close of the principal markets for one or more portfolio securities and before the time as of which each Fund determines its NAV would, if such developments had been reflected in such principal markets, likely have more than a minimal effect on each Fund's NAV per share, each Fund may fair value such portfolio securities based on available market information as of the time each Fund determines its NAV.

NYSE Closings. The holidays (as observed) on which the NYSE is closed, and therefore days upon which shareholders cannot purchase or sell shares, currently are: New Year's Day, Martin Luther King, Jr. Day, Presidents' Day, Good Friday,

Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day and on the preceding Friday or subsequent Monday when a holiday falls on a Saturday or Sunday, respectively.

DIVIDEND REINVESTMENT PLAN

The dividend reinvestment plan (the "Plan") of RA Fund will be the dividend reinvestment plan of the Combined Fund. The dividend reinvestment plan of each Target Fund is the same as RA Fund's Plan.

RA Fund has adopted a Dividend Reinvestment Plan (the "Plan") that provides that, unless shareholders elect to receive their distributions in cash, they will be automatically reinvested by the American Stock Transfer & Trust Company, LLC (the "Plan Administrator"), in additional shares of common stock. If shareholders elect to receive distributions in cash, they will receive them paid by check mailed directly to them by the Plan Administrator.

No action is required on the part of a shareholder to have their cash distribution reinvested in the Fund's shares of common stock. Unless shareholders or their brokerage firm decides to opt out of the Plan, the number of shares of common stock shareholders will receive will be determined as follows:

(1)  The number of shares to be issued to a shareholder shall be based on share price equal to 95% of the closing price of the Fund's shares of common stock one day prior to the distribution payment date.

(2)  The Board of Directors may, in its sole discretion, instruct the Fund to purchase shares of common stock in the open market in connection with the implementation of the Plan as follows: if the Fund's shares of common stock is trading below NAV at the time of valuation, upon notice from the Fund, the Plan Administrator will receive the distribution in cash and will purchase shares of common stock in the open market, on the NYSE or elsewhere, for the participants' accounts, except that the Plan Administrator will endeavor to terminate purchases in the open market and cause the Fund to issue the remaining shares if, following the commencement of the purchases, the market value of the shares, including brokerage commissions, exceeds the NAV at the time of valuation. Provided the Plan Administrator can terminate purchases on the open market, the remaining shares will be issued by the Fund at a price equal to the greater of (i) the NAV at the time of valuation or (ii) 95% of the then-current market price. It is possible that the average purchase price per share paid by the Plan Administrator may exceed the market price at the time of valuation, resulting in the purchase of fewer shares than if the distribution had been paid entirely in shares of common stock issued by the Fund.

Shareholders may withdraw from the Plan at any time by giving written notice to the Plan Administrator, or by telephone in accordance with such reasonable requirements as the Fund and the Plan Administrator may agree upon. Such withdrawal will be effective the next business day. If shareholders withdraw or the Plan is terminated, the Plan Administrator will sell their shares and send them the proceeds, minus brokerage commissions.

The Plan Administrator maintains all common shareholders' accounts in the Plan and gives written confirmation of all transactions in the accounts, including information you may need for tax records. Shares of common stock in shareholder accounts will be held by the Plan Administrator in non-certificated form. The Plan Administrator, or the Fund's appointed agent, will forward to each participant any proxy solicitation material and will vote any shares so held only in accordance with proxies returned to the Fund. Any proxy shareholders receive will include all shares of common stock they have received under the Plan. There is no brokerage charge for reinvestment of your distributions in shares of common stock. However, all participants will pay a pro rata share of brokerage commissions incurred by the Plan Administrator when it makes open market purchases.

Automatically reinvesting distributions does not avoid a taxable event or the requirement to pay income taxes due upon receiving distributions, even though shareholders have not received any cash with which to pay the resulting tax.

If shareholders hold shares of common stock with a brokerage firm that does not participate in the Plan, they will not be able to participate in the Plan and any distribution reinvestment may be effected on different terms than those described above. Consult your financial advisor for more information.

The Plan Administrator's fees under the Plan will be borne by the Fund. There is no direct service charge to participants in the Plan; however, the Fund reserves the right to amend or terminate the Plan, including amending the Plan to include a service charge payable by the participants, if in the judgment of the Board of Directors the change is warranted. Any amendment to the Plan, except amendments necessary or appropriate to comply with applicable law or the rules and policies of the Commission or any other regulatory authority, require the Fund to provide at least 30 days written notice to each participant. Additional information about the Plan may be obtained from the Plan Administrator by calling (800) 937-5449.

CERTAIN PROVISIONS OF THE CHARTER

Each Fund's charter includes provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Fund or to change the composition of its Board. This could have the effect of depriving shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging a third party from seeking to obtain control over the Fund. Such attempts could have the effect of increasing the expenses of the Fund and disrupting the normal operation of the Fund.

The Board of each Fund is divided into three classes, with the terms of one class expiring at each annual meeting of shareholders. At each annual meeting, one class of directors is elected to serve until the third annual meeting following their election and until their successors are duly elected and qualify. This provision could delay for up to two years the replacement of a majority of the Board of a Fund. With respect to BOI and HHY, a Director may be removed only for cause by the shareholders, and then only by a vote of at least two-thirds of the votes entitled to be cast in the election of directors. With respect to HTR, a director may be removed only for cause, and then only by the affirmative vote of at least 75% of the votes entitled to be cast in the election of directors.

Under Maryland law, a Maryland corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, convert, engage in a statutory share exchange or engage in similar transactions outside the ordinary course of business, unless declared advisable by the board of directors and approved by the affirmative vote of shareholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter. However, a Maryland corporation may provide in its charter for approval of these matters by a lesser percentage, but not less than a majority of all of the votes entitled to be cast on the matter.

Each Target Fund's charter generally provides for approval of charter amendments by the holders of a majority of the outstanding shares of stock of the Target Fund and approval of extraordinary transactions by the shareholders entitled to cast at least a majority of the votes entitled to be cast on the matter. However, certain amendments to each of BOI's and HHY's respective charters and certain extraordinary transactions of each entity require the affirmative vote of the holders of shares entitled to cast at least 80% of the votes entitled to be cast on the matter, each voting as a separate class; provided that, if the "continuing directors" (as defined in BOI's and HHY's respective charters), by at least two-thirds of the continuing directors, in addition to the approval by the Board of such Fund, approve such amendment or transaction, the affirmative vote of the holders of a majority of the votes entitled to be cast would be sufficient to approve such amendment or transaction. Certain amendments to HTR's charter, including an amendment to make HTR's common shares a redeemable security (as such term is defined in the 1940 Act), require the affirmative vote of the holders of at least 75% of the votes entitled to be cast on the matter. The Acquiring Fund's charter generally provides for approval of charter amendments and extraordinary transactions by the stockholders entitled to cast a majority of the votes entitled to be cast on the matter. However, certain amendments to the Acquiring Fund's charter and certain extraordinary transactions require the affirmative vote of the holders of shares entitled to cast at least 80% of the votes entitled to be cast on the matter, each voting as a separate class; provided that, if the "continuing directors" (as defined in the Acquiring Fund's charter), by at least two-thirds of the continuing directors, in addition to the approval by the Board, approve such amendment or transaction, the affirmative vote of the holders of a majority of the votes entitled to be cast would be sufficient to approve such amendment or transaction.

GOVERNING LAW

Each Fund is incorporated as a Maryland corporation. RA Fund was incorporated under the laws of the State of Maryland on October 6, 2015. HHY was incorporated under the laws of the State of Maryland on November 22, 2013. Prior to March 1, 2014, HHY was organized as a Massachusetts business trust and was known as Helios High Yield Fund. Helios High Yield Fund was redomesticated into a Maryland corporation effective March 1, 2014, and its name was changed to Brookfield High Income Fund Inc. Prior to September 8, 2009, HHY was known as 40|86 Strategic Income Fund and prior to September 19, 2003, it was known as Conseco Strategic Income Fund. HTR and BOI were incorporated under the laws of the State of Maryland on May 26, 1989, and November 26, 2012, respectively. Prior to March 13, 2013, HTR was known as the Helios Total Return Fund, Inc. Prior to December 29, 2008, HTR was known as Hyperion Brookfield Total Return Fund, Inc. Prior to December 29, 2004, HTR was known by other names.

CONVERSION TO OPEN-END FUND

Each Fund's Board of Directors may elect to submit to the Fund's shareholders at any time a proposal to convert the Fund to an open-end investment company and in connection therewith to retire any outstanding shares of preferred stock, as would be required upon such conversion by the 1940 Act. In determining whether to exercise its discretion to submit this issue to shareholders, the Board of Directors would consider all factors then relevant, including the relationship of the market price of the shares of common stock to net asset value, the extent to which the Fund's capital structure is leveraged and the possibility of releveraging, the spread, if any, between yields on high yield high risk securities in the Fund's portfolio as compared to interest and dividend charges on senior securities and general market and economic conditions.

In addition to any vote required by Maryland law, conversion of either BOI or HHY to an open-end investment fund would require the affirmative vote of the holders of shares entitled to cast at least 80% of the votes entitled to be cast on the matter, each voting as a separate class; provided that, if the "continuing directors" (as defined in BOI's and HHY's respective charters), by at least two-thirds of the continuing directors, in addition to the approval by the Board of such Fund, approve the conversion into an open end fund, the affirmative vote of the holders of a majority of the votes entitled to be cast would be sufficient to approve such conversion. HTR's charter require the affirmative vote of the holders of at least 75% of the votes entitled to be cast on the matter in order to amend HTR's charter to convert HRT into an open-end company. In addition to any vote required by Maryland law, conversion of the Acquiring Fund to an open-end investment company would require the affirmative vote of stockholders entitled to cast at least 80% of the votes entitled to be cast on the matter, each voting as a separate class, unless also approved by the vote of at least two-thirds of the "continuing directors" (as defined in the Acquiring Fund's charter), in which case the affirmative vote of holders of a majority of the votes entitled to be cast would be sufficient to approve such conversion.

Shareholders of an open-end investment company may require the company to redeem their shares at any time (except in certain circumstances as authorized by or under the 1940 Act) at their net asset value, less such redemption charges, if any, as might be in effect at the time of redemption. If any of the Funds converted to an open-end investment company, it could be required to liquidate portfolio securities to meet requests for redemption, and the shares of common stock would no longer be listed on the Exchange. In the event the Fund converts to open-end status, the Fund would only be able to borrow through bank borrowings within certain limits and would not be allowed to have preferred shares.

VOTING RIGHTS

Voting rights are identical for the shareholders of each Fund. Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of the common stockholders, including the election of directors. The shareholders of each Fund do not have any preemptive or preferential right to purchase or subscribe to any shares of such Fund.

Each Fund's shares of common stock do not have cumulative voting rights, which means that the holders of more than 50% of a Fund's shares of common stock voting for the election of directors can elect all of the directors standing for election by such holders, and, in such event, the holders of the Fund's remaining shares of common stock will not be able to elect any directors.

APPRAISAL RIGHTS

Common shareholders of each Target Fund will not have appraisal rights as (i) with regard to BOI and HHY, appraisal rights are made unavailable to such Fund's shareholders under such Fund's charter and (ii) the shares of common stock of each Target Fund are traded on the NYSE. Generally, under Maryland law, shareholders of a Maryland corporation whose shares are traded publicly on a national securities exchange, like the Target Funds, are not entitled to demand the fair value of their shares in connection with a reorganization.

FINANCIAL HIGHLIGHTS

Brookfield Real Assets Income Fund Inc. (RA Fund)

As of the date of this Joint Proxy Statement/Prospectus, RA Fund has carried on no business activities and therefore has no prior financial performance.

Brookfield Mortgage Opportunity Income Fund Inc. (BOI)

The Financial Highlights table is intended to help you understand BOI's financial performance for the periods shown. Certain information reflects the financial results for a single Fund share. The total returns in the table represent the rate an investor would have earned or lost on an investment in BOI (assuming reinvestment of all dividends and/or distributions, if applicable). The information has been audited by Deloitte & Touche LLP, BOI's independent registered public accounting firm. Financial statements for the fiscal year ended June 30, 2016, and the Report of the Independent Registered Public Accounting Firm thereon appear in BOI's Annual Report for the fiscal year ended June 30, 2016, which is available upon request and incorporated herein by reference.

BROOKFIELD MORTGAGE OPPORTUNITY INCOME FUND INC.

Financial Highlights

	For the Fiscal Years Ended June 30			For the Period from March 26, 2013(1) through June 30,
	2016	2015	2014	2013
Per Share Operating Performance:
Net asset value, beginning of period	$18.16	$19.19	$18.33	$19.10	(2)
Net investment income	1.41 (3)	1.42 (3)	1.32	0.17
Net realized and unrealized gain (loss) on investment and futures transactions	(1.63)	(0.92)	1.07	(0.69)
Net increase (decrease) in net asset value resulting from operations	(0.22)	0.50	2.39	(0.52)
Distributions from net investment income	(1.42)	(1.44)	(1.32)	(0.18)
Return of capital distributions	(0.11)	(0.09)	(0.21)	(0.07)
Total distributions paid	(1.53)	(1.53)	(1.53)	(0.25)
Net asset value, end of period	$16.41	$18.16	$19.19	$18.33
Market price, end of period	$14.87	$15.81	$17.60	$18.46
Total Investment Return based Net asset value†	(1.13)%	2.67%	13.62%	(2.72	)%(4)
Total Investment Return based on Market price†	4.20%	(1.53)%	4.32%	(6.44	)%(4)
Ratios to Average Net Assets/Supplementary Data:
Net assets, end of period (000s)	$372,751	$412,561	$435,984	$416,289
Operating expenses excluding interest expense	1.74%	1.74%	1.48%	1.44	%(5)
Interest expense	0.62%	0.58%	0.22%	0.00	%(5),(6)
Total expenses	2.36%	2.32%	1.70%	1.44	%(5)
Net investment income	8.29%	7.59%	7.10%	3.36	%(5)
Portfolio turnover rate	10%	32%	41%	2	%(4)
Reverse repurchase agreements, end of period (000s)	$109,518	$162,769	$152,582	$4,438
Asset Coverage per $1,000 unit of senior indebtedness(7)	$4,404	$3,535	$3,857	$94,801

†    Total investment return based on Market price is computed based upon the New York Stock Exchange market price of the Fund's shares and excludes the effect of broker commissions. Distributions are assumed to be reinvested at the prices obtained under the Fund's dividend reinvestment plan. Total investment return based on Net asset value is computed by determining the percentage change in net asset value (NAV). The returns do not reflect broker sales charges or commissions, if any. Distributions are assumed to be reinvested at the prices obtained under the Fund's dividend reinvestment plan. Performance includes the reinvestment of income dividends and capital gains distribution, if any.

(1)  Commencement of operations.

(2)  Net asset value, beginning of period, reflects a deduction of $0.90 per share sales charge from the initial public offering price of $20.00 per share.

(3)  Per share amounts presented are based on average shares outstanding throughout the period indicated.

(4)  Not annualized.

(5)  Annualized.

(6)  Interest expense ratio was less than 0.01%.

(7)  Calculated by subtracting the Fund's total liabilities (not including borrowings) from the Fund's total assets and dividing by the total number of senior indebtedness units, where one unit equals $1,000 of senior indebtedness.

Brookfield Total Return Fund Inc. (HTR)

The Financial Highlights table is intended to help you understand HTR's financial performance for the periods shown. Certain information reflects the financial results for a single Fund share. The total returns in the table represent the rate an investor would have earned or lost on an investment in HTR (assuming reinvestment of all dividends and/or distributions, if applicable). The information has been audited by BBD, LLP, HTR's independent registered public accounting firm. Financial statements for the year ended September 30, 2015 and the ten months ended September 30, 2014, and the Reports of the Independent Registered Public Accounting Firm thereon appear in HTR's Annual Reports for the year ended September 30, 2015 and the ten months ended September 30, 2014, respectively, which are available upon request and incorporated by reference herein.

BROOKFIELD TOTAL RETURN FUND INC.

Financial Highlights

	For the Six Months Ended March 31,		For the Fiscal Year Ended September 30,	For the Ten Months Ended September 30,		For the Fiscal Year Ended November 30,
	2016		2015	2014(5)		2013	2012	2011(7)	2010(7)	2009(7)	2008(7)	2007(7)	2006(7)	2005(7)
	(Unaudited)
Per Share Operating Performance:
Net asset value, beginning of period	$25.29		$26.93	$26.03		$24.59	$22.80	$24.80	$21.84	$19.48	$31.32	$36.52	$35.60	$36.60
Net investment income	1.05	(1)	1.99 (1)	1.85		2.08	2.24	1.68	2.12	2.04	2.40	2.84	2.64	3.16
Net realized and unrealized gain (loss) on investment transactions	(1.15)		(1.35)	0.95		1.64	3.01	(1.20)	2.92	2.60	(11.32)	(5.08)	1.16	(0.84)
Net increase (decrease) in net asset value resulting from operations	(0.10)		0.64	2.80		3.72	5.25	0.48	5.04	4.64	(8.92)	(2.24)	3.80	2.32
Net effect of shares repurchased	—		—	—		—	—	—	—	—	—	0.00 *	—	—
Distributions from net investment income	(1.14)		(2.05)	(1.85)		(2.10)	(2.24)	(1.84)	(2.08)	(2.28)	(2.92)	(2.96)	(2.88)	(3.32)
Return of capital distributions	—		(0.23)	(0.05)		(0.18)	(0.04)	(0.64)	—	—	—	—	—	—
Total dividends and distributions paid	(1.14)		(2.28)	(1.90)		(2.28)	(2.28)	(2.48)	(2.08)	(2.28)	(2.92)	(2.96)	(2.88)	(3.32)
Change due to rights offering(2)	—		—	—		—	(1.18)	—	—	—	—	—	—	—
Net asset value, end of period	$24.05		$25.29	$26.93		$26.03	$24.59	$22.80	$24.80	$21.84	$19.48	$31.32	$36.52	$35.60
Market price, end of period	$24.23		$21.32	$24.97		$23.31	$24.05	$22.56	$24.04	$20.80	$17.60	$28.68	$36.76	$32.88
Total Investment Return†	19.45	%(3)	(6.00)%	15.72	%(3)	6.41%	17.29%	4.11%	26.63%	32.45%	(30.87)%	(14.79)%	21.37%	(12.63)%
Ratios to Average Net Assets/ Supplementary Data:
Net assets, end of period (000s)	$335,746		$353,076	$375,913		$363,401	$343,304	$176,463	$191,738	$168,907	$150,440	$241,441	$281,704	$274,210
Gross operating expenses	1.03	%(4)	1.03%	1.03	%(4)	1.04%	1.30%	1.18%	1.23%	1.29%	1.26%	1.08%	1.14%	1.08%
Interest expense	0.59	%(4)	0.52%	0.55	%(4)	0.39%	0.41%	0.53%	0.31%	0.14%	0.79%	1.21%	1.76%	1.41%
Total expenses	1.62	%(4)	1.55%	1.58	%(4)	1.43%	1.71%	1.71%	1.54%	1.43%	2.05%	2.29%	2.90%	2.49%
Net investment income	8.55	%(4)	7.60%	8.31	%(4)	8.13%	9.19%	6.83%	9.34%	10.01%	9.09%	8.11%	7.36%	8.68%
Portfolio turnover rate	11	%(3)	28%	26	%(3)	38%	75%	43%	204%	73%	15%	48%	81%	43%
Reverse repurchase agreements, end of period (000s)	$133,754		$128,990	$161,522		$163,540	$103,490	$80,751	$81,513	$9,213	N/A(8)	N/A(8)	N/A(8)	N/A(8)
Asset Coverage per $1,000 of senior indebtedness(6)	$3,510		$3,737	$3,327		$3,222	$4,317	$3,185	$3,352	$19,333	N/A(8)	N/A(8)	N/A(8)	N/A(8)

†  Total investment return is computed based upon the New York Stock Exchange market price of the Fund's shares and excludes the effect of brokerage commissions. Dividends and distributions are assumed to be reinvested at the prices obtained under the Fund's dividend reinvestment plan.

*  Rounds to less than $0.01.

(1)  Per share amounts presented are based on average shares outstanding throughout the period indicated.

(2)  Effective as of the close of business on September 20, 2012, the Fund issued transferrable rights to its stockholders to subscribe for up to 3,500,000 shares of common stock at a rate of one share for every 3 rights held. The subscription price was set at 90% of the average closing price for the last 5 trading days of the offering period. The shares were subscribed at a price of $21.50 which was less than the NAV of $25.35 thus creating a dilutive effect on the NAV.

(3)  Not annualized.

(4)  Annualized.

(5)  Amounts shown are for the ten months ended September 30, 2014, and are not necessarily indicative of a full year of operations. The Fund changed its fiscal year end from November 30 to September 30.

(6)  Calculated by subtracting the Fund's total liabilities (not including borrowings) from the Fund's total assets and dividing by the total number of senior indebtedness units, where one unit equals $1,000 of senior indebtedness.

(7)  The Fund had a 1:4 reverse stock split with ex-dividend and payable dates of August 21, 2012, and August 22, 2012, respectively. Prior year net asset values and per share amounts have been restated to reflect the impact of the reverse stock split. The net asset value and market price reported at the original dates prior to the reverse stock split were as follows:

For the Fiscal Years Ended November 30	2011	2010	2009	2008	2007	2006	2005
Net Asset Value (prior to reverse stock split)	$5.70	$6.20	$5.46	$4.87	$7.83	$9.13	$8.90
Market Price (prior to reverse stock split)	$5.64	$6.01	$5.20	$4.40	$7.17	$9.19	$8.22

(8)  Not available. During this period, loans outstanding and asset coverage per $1,000 unit of senior indebtedness were not reported.

Brookfield High Income Fund Inc. (HHY)

The Financial Highlights table is intended to help you understand HHY's financial performance for the periods shown. Certain information reflects the financial results for a single Fund share. The total returns in the table represent the rate an investor would have earned or lost on an investment in HHY (assuming reinvestment of all dividends and/or distributions, if applicable). The information has been audited by BBD, LLP, HHY's independent registered public accounting firm. Financial statements for the year ended September 30, 2015 and the three months ended September 30, 2014, and the Reports of the Independent Registered Public Accounting Firm thereon appear in HHY's Annual Report for the year ended September 30, 2015 and the three months ended September 30, 2014, respectively, which are available upon request and incorporated herein by reference.

BROOKFIELD HIGH INCOME FUND INC.

Financial Highlights

	For the Six Months Ended March 31,		For the Fiscal Year Ended September 30,	For the Three Months Ended September 30,		For the Fiscal Year Ended June 30,
	2016		2015	2014(2)		2014	2013	2012	2011	2010	2009		2008		2007		2006
	(Unaudited)
Per Share Operating Performance:
Net asset value, beginning of period	$8.26		$10.16	$10.70		$10.14	$9.86	$9.92	$9.25	$8.34	$9.78		$10.94		$10.46		$11.23
Net investment income(1)	0.31		0.76	0.21		0.88	0.92	0.91	0.93	0.67	0.67		0.78		0.76		0.83
Net realized and unrealized gain (loss) on investment, foreign currency transactions and forward currency contracts	(0.48)		(1.73)	(0.52)		0.60	0.27	(0.03)	0.69	0.80	(1.44)		(1.15)		0.47		(0.75)
Net increase (decrease) in net asset value resulting from operations	(0.17)		(0.97)	(0.31)		1.48	1.19	0.88	1.62	1.47	(0.77)		(0.37)		1.23		0.08
Distributions from net investment income	(0.45)		(0.77)	(0.23)		(0.91)	(0.91)	(0.94)	(0.95)	(0.56)	(0.65)		(0.79)		(0.75)		(0.85)
Distributions from net realized gains											(0.16)
Return of capital distributions	—		—	—		(0.01)	—	—	—	—	(0.02)		—		—		—
Total dividends and distributions paid	(0.45)		(0.93)	(0.23)		(0.92)	(0.91)	(0.94)	(0.95)	(0.56)	(0.67)		(0.79)		(0.75)		(0.85)
Net asset value, end of period	$7.64		$8.26	$10.16		$10.70	$10.14	$9.86	$9.92	$9.25	$8.34		$9.78		$10.94		$10.46
Market price, end of period	$7.02		$7.29	$9.37		$10.54	$9.62	$10.00	$9.90	$8.45	$7.01		$8.49		$9.90		$9.04
Total Investment Return†	2.82	%(4)	(13.26)%	(9.05	)%(4)	20.13%	5.12%	11.37%	29.77%	29.31%	(8.56)%		(6.25)%		18.19%		(2.46)%
Ratios to Average Net Assets/ Supplementary Data:
Net assets, end of period (000s)	$194,980		$210,983	$259,353		$73,260	$69,463	$67,491	$67,871	$63,263	$57,050		$66,895		$74,858		$71,542
Operating expenses	1.59	%(3)	1.41%	1.82	%(3)	2.06%	1.63%	1.71%	1.65%	1.72%	2.08%		1.78%		1.77%		2.00%
Interest expense	0.70	%(3)	0.51%	0.45	%(3)	0.48%	0.53%	0.62%	0.42%	0.11%	0.30%		1.47	%(6)	2.22	%(6)	2.15	%(6)
Total expenses	2.29	%(3)	1.92%	2.27	%(3)	2.54%	2.16%	2.33%	2.07%	1.83%	2.38	%(2)	3.25%		3.99%		4.15%
Net expenses, including fee waivers and reimbursement and excluding interest expense	1.59	%(3)	1.41%	1.82	%(3)	1.95%	1.52%	1.59%	1.53%	1.63%	1.77%		1.54%		1.52%		1.89%
Net investment income	7.89	%(3)	8.04%	8.04	%(3)	8.47%	8.87%	9.45%	9.36%	7.33%	8.23%		7.54%		6.93%		7.61%
Net investment income, excluding the effect of fee waivers and reimbursement	7.89	%(3)	8.04%	8.04	%(3)	8.36%	8.76%	9.33%	9.25%	7.24%	7.92%		7.30	%(6)	6.68	%(6)	7.50%
Portfolio turnover rate	13	%(4)	27%	11	%(4)	28%	28%	24%	46%	67%	20%		33%		54%		46%
Credit facility, end of period	$76,317		$82,317	$102,800		$28,000	$30,400	$30,400	$29,400	$18,662	N/A(7)		N/A(7)		N/A(7)		N/A(7)
Asset Coverage per $1,000 unit of senior indebtedness(5)	$3,555		$3,563	$3,523		$3,616	$3,280	$3,220	$3,310	$4,390	N/A(7)		N/A(7)		N/A(7)		N/A(7)

†  Total investment return is computed based upon the New York Stock Exchange market price of the Fund's shares and excludes the effect of brokerage commissions. Dividends and distributions are assumed to be reinvested at the prices obtained under the Fund's dividend reinvestment plan.

(1)  Per share amounts presented are based on an average of monthly shares outstanding throughout the period indicated.

(2)  Amounts shown are the three months ended September 30, 2014, and are not necessarily indicative of a full year of operations. The Fund changed its fiscal year end from June 30 to September 30.

(3)  Annualized.

(4)  Not annualized.

(5)  Calculated by subtracting the Fund's total liabilities (not including borrowings) from the Fund's total assets and dividing by the total number of senior indebtedness units, where one unit equals $1,000 of senior indebtedness.

(6)  Certain reclassifications have been made to the financial highlights for the fiscal years ended June 30, 2004. through June 30, 2008, to conform to the presentation followed in the preparation of the financial highlights for the fiscal year periods ended thereafter.

(7)  Not available. During this period, loans outstanding and asset coverage per $1,000 unit of senior indebtedness were not reported.

INFORMATION ABOUT THE REORGANIZATIONS

General

Pursuant to the Reorganization Agreements (a form of which is attached as Appendix B), each Target Fund will transfer all of its assets and all of its liabilities to the Acquiring Fund, terminate its registration under the 1940 Act and liquidate and dissolve pursuant to Maryland law. Shares of the Acquiring Fund common stock issued to a Target Fund's shareholders will have an aggregate net asset value equal to the aggregate net asset value of such Target Fund's shares of common stock outstanding immediately prior to the Reorganizations (though shareholders will receive cash for their fractional shares of common stock). Each shareholder of a Target Fund will receive the number of shares of common stock of the Acquiring Fund corresponding to his or her proportionate interest in the shares of common stock of such Target Fund.

The distribution of shares of common stock of the Acquiring Fund to Target Fund's shareholders will be accomplished by opening new accounts on the books of the Acquiring Fund in the names of the shareholders of the Target Funds and transferring to those shareholder accounts shares of common stock of the Acquiring Fund. Each newly-opened account on the books of the Acquiring Fund for the former shareholders of the Target Funds will represent the respective pro rata number of shares of common stock of the Acquiring Fund due such shareholder.

As a result of the Reorganizations, each common shareholder of a Target Fund will own shares of common stock of the Acquiring Fund that will have an aggregate net asset value immediately after the Closing Date equal to the aggregate net asset value of that shareholder's Target Fund shares of common stock immediately prior to the Closing Date. No fractional shares of common stock of the Acquiring Fund, however, will be distributed in connection with the Reorganizations. The Acquiring Fund's transfer agent will aggregate all fractional shares of common stock of the Acquiring Fund due to Target Fund shareholders as of the Closing Date and will sell the resulting whole shares on the NYSE for the account of holders of all such fractional interests at a value that may be higher or lower than net asset value, and each such holder will be entitled to a pro rata share of the proceeds from such sale. With respect to the aggregation and sale of fractional shares of common stock, the Acquiring Fund's transfer agent will act directly on behalf of the shareholders entitled to receive fractional shares and will accumulate fractional shares, sell the shares and distribute the cash proceeds net of brokerage commissions, if any, directly to shareholders entitled to receive the fractional shares of common stock (without interest and subject to withholding taxes). For federal income tax purposes, shareholders will be treated as if they received fractional share interests and then sold such interests for cash. The holding period and the aggregate tax basis of fractional share interests deemed received by a shareholder will be the same as the holding period and aggregate tax basis of the Target Fund common shares previously held by the shareholder that were converted into Acquiring Fund shares of common stock, provided the Target Fund shares were held as capital assets. As a result of the Reorganizations, shareholders of the Target Funds will hold reduced percentages of ownership in the larger Acquiring Fund than they held in the Target Funds individually.

TERMS OF THE REORGANIZATION AGREEMENTS

The following is a summary of the significant terms of the Reorganization Agreements. This summary is qualified in its entirety by reference to the form of Reorganization Agreement attached as Appendix B.

Valuation of Shares of Common Stock

The net asset value of each Target Fund shall be the net asset value computed as of the Valuation Time (as defined in the Reorganization Agreements), after the declaration and payment of any dividends and/or other distributions on that date, using the valuation procedures of each Target Fund. The net asset value of the Acquiring Fund shall be the net asset value computed as of the Valuation Time, after the declaration and payment of any dividends and/or other distributions on that date, using the valuation procedures of the Acquiring Fund. The Target Funds and the Acquiring Fund have the same valuation procedures.

Conditions

Under the terms of the Reorganization Agreements, the Reorganizations are conditioned upon, among other things, (a) approval by shareholders of the Target Funds, (b) the Funds' receipt of an opinion to the effect that such Reorganizations will qualify as tax-free reorganizations under the Code, and (c) each Fund's receipt of certain routine certificates.

Termination

Each Reorganization Agreement may be terminated by resolution of the Board of Directors of any Fund at any time prior to the Effective Date (as defined in the Reorganization Agreements), if circumstances should develop that, in the opinion of such Board of Directors, make proceeding with such Reorganization inadvisable.

Expenses of the Reorganization

Regardless of whether the Reorganizations are completed, the costs associated with the proposed Reorganizations, including the costs associated with the Special Meeting, will be borne by the Adviser. Such costs are estimated to be approximately $1,400,000.

Neither the Funds nor the Adviser will pay any expenses of shareholders arising out of or in connection with the Reorganizations (e.g., expenses incurred by the shareholder as a result of attending the shareholder meeting, voting on the Reorganizations or other action taken by the shareholder in connection with the Reorganizations). The actual costs associated with the proposed Reorganizations may be more or less than the estimated costs discussed herein.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE REORGANIZATIONS

The following is a summary of certain federal income tax consequences of the Reorganization. The discussion is based upon the Code, Treasury regulations, court decisions, published positions of the Internal Revenue Service ("IRS") and other applicable authorities, all as in effect on the date hereof and all of which are subject to change or differing interpretations (possibly with retroactive effect). The discussion is limited to U.S. persons who hold shares of common stock of a Target Fund as capital assets for federal income tax purposes (generally, assets held for investment). This summary does not address all of the federal income tax consequences that may be relevant to a particular shareholder or to shareholders who may be subject to special treatment under federal income tax laws. No ruling has been or will be obtained from the IRS regarding any matter relating to the Reorganization. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax aspects described below. This summary of federal income tax consequences is for general information only. The Funds' shareholders should consult their own tax advisers regarding the federal income tax consequences of the Reorganization, as well as the effects of state, local and non-U.S. tax laws, including possible changes in tax law.

It is a condition to the closing of each Reorganization that each respective Target Fund and RA Fund receive an opinion from Paul Hastings, dated as of the Closing Date, regarding the characterization of each Reorganization as a "reorganization" within the meaning of Section 368(a) of the Code. The opinion of Paul Hastings will be based on federal income tax law in effect on the Closing Date. In rendering its opinion, Paul Hastings will also rely upon certain representations of the management of each Target Fund and RA Fund and assume, among other things, that each Reorganization will be consummated in accordance with the applicable Reorganization Agreement and other operative documents and as described herein. An opinion of counsel is not binding on the IRS or any court.

As a reorganization, the general federal income tax consequences of the Reorganization can be summarized as follows:

•  No gain or loss will be recognized by the Target Funds or RA Fund by reason of the Reorganizations.

•  No gain or loss will be recognized by a shareholder of a Target Fund who exchanges all of its Target Fund shares of common stock solely for RA Fund shares of common stock pursuant to the Reorganizations (except with respect to cash received in lieu of fractional shares).

•  The aggregate tax basis of RA Fund shares of common stock received by a shareholder of a Target Fund pursuant to the Reorganizations will be the same as the aggregate tax basis of the shareholder's Target Fund shares of common stock surrendered in exchange therefore (reduced by any amount of tax basis allocable to fractional RA Fund shares of common stock for which cash is received).

•  The holding period of RA Fund shares of common stock received by a shareholder of a Target Fund pursuant to the Reorganizations will include the holding period of the shareholder's Target Fund shares of common stock surrendered in exchange therefor.

•  RA Fund's tax basis in the Target Funds' assets received by RA Fund pursuant to the Reorganizations will, in each instance, equal the tax basis of such assets in the hands of each Target Fund immediately prior to the Reorganizations, and RA Fund's holding period for such assets will, in each instance, include the period during which the assets were held by such Target Fund.

RA Fund intends to continue to be taxed under the rules applicable to regulated investment companies as defined in Section 851 of the Code, which are the same rules currently applicable to each Fund and its shareholders.

To the extent that a Target Fund's portfolio securities are sold in connection with a Reorganization prior to such Reorganization closing, such Target Fund may realize gains or losses, which may increase or decrease the net capital gain or net investment income to be distributed by the Target Fund. Under current market conditions, it is expected that up to approximately 40% of the securities held by BOI, up to approximately 50% of the securities held by HTR, and up to approximately 5% of the securities held by HHY, respectively, may be sold following the Reorganizations as RA Fund's portfolio managers seek to fully align or reposition the portfolio with RA Fund's broader investment guidelines. Brookfield expects that such repositioning will create income growth potential and increase capital appreciation potential for the Combined Fund. RA Fund's portfolio managers expect that the majority (i.e., more than fifty percent (50%)) of the repositioning of each Target Fund will occur in the first six months following the Reorganizations, while certain repositioning may take as long as two years following the Reorganizations, depending upon market conditions and the liquidity of certain securities. RA Fund's portfolio managers do not expect the repositioning to result in significant transaction costs because most of the repositioning will involve the sale of fixed income securities where the transaction costs are built into the price of such securities. To the extent there are transaction costs associated with portfolio repositioning after the Reorganizations, such costs will be borne by the Combined Fund shareholders. The taxable income generated by of any such sales (or deemed sales) prior to the Reorganizations would be determined by the difference between the price at which such portfolio assets are sold and the Target Fund's basis in such assets. Any capital gains recognized in these sales (or deemed sales) on a net basis will be distributed to the Target Fund shareholders as capital gain dividends (to the extent of net realized long-term capital gains) and/or ordinary dividends (to the extent of net realized short-term capital gains) during or with respect to the year of sale (or deemed sale) and prior to or on the date of the Reorganization, and such distributions will be taxable to shareholders of the Target Fund.

Prior to the Closing Date, each Target Fund will declare and pay a distribution to its shareholders, which together with all previous distributions, will have the effect of distributing to the shareholders of such Target Fund all of such Target Fund's investment company taxable income (computed without regard to the deduction for dividends paid), if any, through the Closing Date, net capital gains, if any, through the Closing Date, and all of its net tax-exempt interest income through Closing Date. Such distribution will be taxable to shareholders for U.S. federal income tax purposes.

The Acquiring Fund will succeed to capital loss carryforwards (and certain unrealized built-in losses, if any) of each of the acquired Target Funds, which will be subject to the tax loss limitation rules described below because each Target Fund will undergo an ownership change for U.S. federal income tax purposes, and such limitations might be significant. The Acquiring Fund's own capital loss carryforwards (and certain unrealized built-in losses, if any) will also be subject to the tax loss limitation rules described below because the Acquiring Fund will also undergo an "ownership change" for U.S. federal income tax purposes, and such limitation might be significant. For each Fund that undergoes an "ownership change," the Code generally limits the amount of pre-ownership change losses that may be used to offset post-ownership change gains to a specific "annual loss limitation amount" (generally the product of (i) the fair market value of the stock of such Fund, with certain adjustments, immediately prior to the Reorganization and (ii) a rate established by the IRS). Subject to certain limitations, the unused portion of these losses may be available in subsequent years, subject to the remaining portion of any applicable capital loss carryforward limit, as measured from the date of recognition.

Although the capital loss carryforwards of the Combined Fund attributable to each Target Fund that participates in a Reorganization (and to the Acquiring Fund, since it will undergo an ownership change as a result of the Reorganizations) are subject to tax loss limitation rules (as outlined above), the Adviser currently expects that such tax loss limitation rules should not have a material adverse effect on the Combined Fund's utilization of each such Fund's capital loss carryforward as compared with what each such Fund's utilization of its own capital loss carryforward would be without the Reorganization. The ability of each Fund (and the Combined Fund) to utilize any capital loss carryforwards now or in the future depends on many variables and assumptions, including but not limited to, the financial performance of a Fund, the unrealized gain/loss position of a Fund, the types of securities held by a Fund, the current and future market environment (including the level of interest rates), portfolio turnover and applicable law (including the requirement that capital loss carryforwards without expiration dates be utilized before capital loss carryforwards that have expiration dates), and is, therefore, highly uncertain. Information with respect to the Funds' capital loss carryforwards as of March 31, 2016, is set forth below:

Capital Loss Amount*

Expiration	BOI	HTR	HHY
September 30, 2016	$—	$7,710,904	$3,569,974
September 30, 2017	$—	$38,404,880	$22,344,026
September 30, 2018	$—	$18,161,948	$—
September 30, 2019	$—	$12,712,591	$—
Unlimited (Short-Term)	$2,085,839	$1,791,206	$936,031
Unlimited (Long-Term)	$—	$394,189	$3,273,543
Total	$2,085,839	$79,175,718	$30,123,574

*  The Target Funds estimate that approximately $77 million of capital loss carryforwards will be lost/forfeited as a result of the tax loss limitation rules described above. No assurances can be given, however, that this estimate will be correct and the actual amount of forfeited capital loss carryforwards could be higher or lower than such estimate, depending on the circumstances. The Funds believe that the potential loss of capital loss carryforwards as a result of the Reorganizations is not a material factor in evaluating the Reorganizations in light of several factors, including (1) the difficulty of projecting the likelihood of utilization of some or all of the capital loss carryforwards prior to their expiration, and (2) the potentially limited opportunity for capital gains in light of the Funds' investment policy of investing primarily in debt securities and instruments.

Due to the operation of these tax loss limitation rules, it is possible that shareholders of the Target Funds and shareholders of the Acquiring Fund would receive taxable distributions of short-term and long-term capital gains earlier than they would have in the absence of the Reorganizations. Such taxable distributions will be treated either as ordinary income (and not as favorably taxed "qualified dividend income") if such capital gains are short term or as favorably taxed capital gain dividends if such capital gains are long term. The actual financial effect of the loss limitation rules on a shareholder of a Fund whose losses are subject to the loss limitation rules would depend on many variables, including such Fund's expected growth rate if the relevant Reorganization were not to occur (i.e., whether, in the absence of the Reorganization, the Fund would generate sufficient capital gains against which to utilize its capital loss carryforwards prior to their expiration (and certain realized built-in losses), in excess of what would have been the "annual loss limitation amount" had the relevant Reorganization occurred), the timing and amount of future capital gains recognized by the Combined Fund if the relevant Reorganization were to occur, and the timing of a historic Fund shareholder's disposition of its shares (the tax basis of which might, depending on the facts, reflect that shareholder's share of such Fund's capital losses). Shareholders of all of the Funds should consult their own tax advisors in this regard.

In addition, for five years beginning on the Closing Date of a Reorganization, the Combined Fund will not be allowed to offset certain pre-Reorganization built-in gains attributable to a Fund that is a gain corporation with capital loss carryforwards (and certain built-in losses) attributable to another Fund.

VOTING INFORMATION AND REQUIREMENTS

New Record Date

The Funds initially fixed the close of business on May 18, 2016, as the initial record date ("Initial Record Date") for the determination of shareholders entitled to notice of, and to vote at, the Special Meeting or any postponements or adjournments thereof. On September 1, shareholders of HHY and on September 9, shareholders of HTR approved the Reorganization. Moreover, on September 1, shareholders of BOI and HTR approved their respective Sub-Advisory Agreement. No further action or solicitation is necessary with respect to these proposals.

With respect to BOI, due to an insufficient number of votes to approve the Reorganization, BOI conducted multiple adjournments in August and September 2016. On September 15, 2016 the Board of BOI set a New Record Date of September 26, 2016. Shareholders at the close of business on the New Record Date will be entitled to one vote for each share held, with no shares having cumulative voting rights.

At the close of business on the Initial Record Date, the Funds had outstanding the following amount of shares of common stock:

Title of Class	BOI	HTR	HHY
Common Stock	22,713,931	13,961,565	25,532,427

At the close of business on the New Record Date, BOI had outstanding the following amount of shares of common stock:

Title of Class	BOI
Common Stock	22,713,931

Proxies

Shareholders may vote by appearing in person at the Special Meeting. Shareholders may also authorize a proxy to vote their shares by returning the enclosed proxy card or via telephone or the Internet using the instructions provided on the enclosed proxy card and more fully described below. Shareholders of each Fund have the opportunity to submit their voting instructions via the Internet by utilizing a program provided by AST Fund Solutions, LLC, or by "touch-tone" telephone voting. The authorizing of such a proxy will not affect your right to vote in person should you decide to attend the Special Meeting. To use the Internet, please access the Internet address found on your proxy card. To record your voting instructions by automated telephone, please call the toll-free number listed on your proxy card. The Internet and automated telephone voting instructions are designed to authenticate shareholder identities, to allow shareholders to give their voting instructions, and to confirm that shareholders' instructions have been recorded properly. Shareholders submitting their voting instructions via the Internet should understand that there may be costs associated with Internet access, such as usage charges from Internet access providers and telephone companies, that must be borne by the shareholders. Any person authorizing a proxy may revoke it at any time prior to its exercise by giving written notice of the revocation to the Secretary of the Fund at the address indicated above, by delivering a duly executed proxy bearing a later date, by recording later-dated voting instructions via the Internet or automated telephone or by attending the Special Meeting and voting in person. The authorizing of a proxy will not affect your right to vote in person if you attend the Special Meeting and wish to do so.

Photographic identification and proof of ownership will be required for admission to the meeting. For directions to the meeting, please contact the Funds at (855) 777-8001 or at funds@brookfield.com. If you are planning to attend the Special Meeting, please RSVP to funds@brookfield.com at least one day prior to the Special Meeting.

Votes cast by proxy or in person at the Special Meeting will be tabulated by the inspectors of election appointed for the Special Meeting.

Quorum

Under the Bylaws of each Fund, the presence in person or by proxy of shareholders entitled to cast a majority of the votes entitled to be cast constitutes a quorum at the Special Meeting. The inspectors of election, who may be employees of the Adviser, or the chairman of the Special Meeting will determine whether or not a quorum is present at the Special Meeting. Abstentions and "broker non-votes" (i.e., shares held by brokers, banks or other nominees, typically in "street name," as to which proxies have been returned but (a) instructions have not been received from the beneficial owners or persons entitled to vote and (b) the broker or nominee does not have discretionary voting power or elects not to exercise discretion on a particular matter), if any, will be considered as present for purposes of determining a quorum, subject to any applicable rules of the stock exchange on which a Fund's shares are listed.

If you hold your shares directly (not through a broker-dealer, bank or other financial institution) and if you return a properly executed proxy card that does not specify how you wish to vote on a proposal, your shares will be voted "FOR" each Proposal on which you are entitled to vote.

Broker-dealer firms holding shares of a Fund in "street name" for the benefit of their customers and clients will request the instructions of such customers and clients on how to vote their shares on each Proposal before the Special Meeting. The Proposals are not "routine" matters and shareholder instructions are required for broker-dealers to vote a beneficial owner's shares.

With respect to each Proposal, abstentions and broker non-votes, if any, will have the same effect as votes against the proposal.

Voting Requirements for Proposal 1: The Reorganization of the Target Funds

Proposal	Required Approval
Shareholders of HHY:
Proposal 1(A): The shareholders of HHY are being asked to consider and vote upon an Agreement and Plan of Reorganization between HHY and Brookfield Real Assets Income Fund Inc. ("RA Fund") (the "HHY Reorganization Agreement") and the transactions contemplated thereby, including, among other things: (i) the transfer by HHY of all of its assets to RA Fund in exchange solely for newly issued shares of common stock, $0.001 par value per share, of RA Fund, and RA Fund's assumption of all of the liabilities of HHY; (ii) the distribution of such newly issued shares of common stock of HHY to the common shareholders of HHY (with cash being distributed in lieu of fractional shares of common stock); and (iii) the liquidation, dissolution and termination of HHY in accordance with applicable law (the "HHY Reorganization").	The affirmative vote of shareholders entitled to cast a majority of the votes entitled to be cast on the matter.(1)
Shareholders of HTR:
Proposal 1(B): The shareholders of HTR are being asked to consider and vote upon an Agreement and Plan of Reorganization between HTR and RA Fund (the "HTR Reorganization Agreement") and the transactions contemplated thereby, including, among other things: (i) the transfer by HTR of all of its assets to RA Fund in exchange solely for newly issued shares of common stock, $0.001 par value per share, of RA Fund, and RA Fund's assumption of all of the liabilities of HTR; (ii) the distribution of such newly issued shares of common stock of RA Fimd to the common shareholders of HTR (with cash being distributed in lieu of fractional shares of common stock); and (iii) the liquidation, dissolution and termination of HTR in accordance with applicable law (the "HTR Reorganization").	The affirmative vote of shareholders entitled to cast a majority of the votes entitled to be cast on the matter.(1)
Shareholders of BOI:
Proposal 1(C): The shareholders of BOI are being asked to consider and vote upon an Agreement and Plan of Reorganization between BOI and RA Fund (the "BOI Reorganization Agreement") and the transactions contemplated thereby, including, among other things: (i) the transfer by BOI of all of its assets to RA Fund in exchange solely for newly issued shares of common stock of RA Fund, and RA Fund's assumption of all of the liabilities of BOI; (ii) the distribution of such newly issued shares of common stock, $0.001 par value per share, of RA Fund to the common shareholders of BOI (with cash being distributed in lieu of fractional shares of common stock); and (iii) the liquidation, dissolution and termination of BOI in accordance with applicable law (the "BOI Reorganization").	The affirmative vote of shareholders entitled to cast a majority of the votes entitled to be cast on the matter.(1)

Voting Requirements for Proposal 2: Appointment of Sub-Adviser for BOI and HTR

Proposal	Required Approval
Shareholders of BOI:
Proposal 2(A): The shareholders of BOI are being asked to consider and vote upon an investment sub-advisory agreement among Brookfield Investment Management Inc., BOI and Schroder Investment Management North America Inc.

The affirmative vote of a "majority of the outstanding voting securities" of a Fund as defined in the 1940 Act. This means the lesser of (1) 67% or more of the shares of a Fund present at the Meeting if the owners of more than 50% of the Fund's shares then outstanding are present in person or by proxy, or (2) more than 50% of the outstanding shares of a Fund entitled to vote at the Meeting.(1)

Shareholders of HTR:
Proposal 2(B): The shareholders of HTR are being asked to consider and vote upon an investment sub-advisory agreement among Brookfield Investment Management Inc., HTR and Schroder Investment Management North America Inc.

The affirmative vote of a "majority of the outstanding voting securities" of a Fund as defined in the 1940 Act. This means the lesser of (1) 67% or more of the shares of a Fund present at the Meeting if the owners of more than 50% of the Fund's shares then outstanding are present in person or by proxy, or (2) more than 50% of the outstanding shares of a Fund entitled to vote at the Meeting.(1)

(1)  Votes entitled to be cast means votes of all holders of outstanding stock.

SHAREHOLDER INFORMATION

As of the Initial Record Date, the directors and officers of the Funds beneficially owned individually and collectively as a group less than 1% of the outstanding shares of each Fund.

As of the Initial Record Date, to the knowledge of the Funds, the below entities owned more than five percent (5%) of each Fund's outstanding common stock. A control person is one who owns, either directly or indirectly, more than 25% of the voting securities of a Fund or acknowledges the existence of control. A party that controls a Fund may be able to significantly affect the outcome of any item presented to shareholders for approval. Information as to beneficial ownership of shares of common stock, including percentage of shares of common stock beneficially owned, is based on reports filed with the SEC by such holders and a securities position listing reports from each Fund's transfer agent as of the Initial Record Date. The Funds do not have knowledge of the identity of the ultimate beneficiaries of the shares of common stock listed below.

Brookfield Mortgage Opportunity Income Fund Inc. (BOI)

Shareholder and Address	Shares of Common Stock Beneficially Owned	% Outstanding Shares of Common Stock Beneficially Owned
SIT Investment Associates, Inc. 3300 IDS Center 80 South Eighth Street Minneapolis, MN 55402	1,690,063	7.44%
Eaton Vance Management Two International Place Boston, MA 02110	1,276,575	5.62%

Brookfield High Income Fund Inc. (HHY)

Shareholder and Address	Shares of Common Stock Beneficially Owned	% Outstanding Shares of Common Stock Beneficially Owned
First Trust Portfolios L.P. First Trust Advisors L.P. The Charger Corporation 120 East Liberty Drive Suite 400 Wheaton, Illinois 60187	4,641,878	18.18%

Brookfield Total Return Fund Inc. (HTR)

Shareholder and Address	Shares of Common Stock Beneficially Owned	% Outstanding Shares of Common Stock Beneficially Owned
First Trust Portfolios L.P. First Trust Advisors L.P. The Charger Corporation 120 East Liberty Drive Suite 400 Wheaton, Illinois 60187	2,246,654	16.09%

As of the New Record Date, the directors and officers of BOI beneficially owned individually and collectively as a group less than 1% of the outstanding shares of BOI.

As of the New Record Date, to the knowledge of BOI, the below entity owned more than five percent (5%) of BOI's outstanding common stock. A control person is one who owns, either directly or indirectly, more than 25% of the voting securities of BOI or acknowledges the existence of control. A party that controls BOI may be able to significantly affect the outcome of any item presented to shareholders for approval. Information as to beneficial ownership of shares of common stock, including percentage of shares of common stock beneficially owned, is based on reports filed with the SEC by such holders and a securities position listing reports from BOI's transfer agent as of the New Record Date. BOI does not have knowledge of the identity of the ultimate beneficiaries of the shares of common stock listed below.

Brookfield Mortgage Opportunity Income Fund Inc. (BOI)

Shareholder and Address	Shares of Common Stock Beneficially Owned	% Outstanding Shares of Common Stock Beneficially Owned
SIT Investment Associates, Inc. 3300 IDS Center 80 South Eighth Street Minneapolis, MN 55402	2,074,652	9.13%

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the 1934 Act requires each Fund's officers and directors and persons who own more than ten-percent of a registered class of each Fund's equity securities to file reports of ownership and changes in ownership with the SEC and the NYSE. Officers, directors and greater than ten-percent stockholders are required by regulations of the SEC to furnish the Funds with copies of all Section 16(a) forms they file.

Based solely on their review of the copies of such forms received by the Funds and written representations from certain reporting persons that all applicable filing requirements for such persons had been complied with, the Funds believe that during the fiscal year ended June 30, 2016 (with respect to BOI), and during the fiscal year ended September 30, 2015 (with respect to HTR and HHY), all filing requirements applicable to the Funds' officers, directors and greater than ten-percent beneficial owners were complied with.

SHAREHOLDER PROPOSALS

Each Fund's current Bylaws provide that in order for a shareholder to nominate a candidate for election as a director at an annual meeting of shareholders or propose business for consideration at such meeting, written notice containing the information required by the respective Fund's current Bylaws must be received by the Secretary of the Fund at Brookfield Place, 250 Vesey Street, 15th Floor, New York, New York 10281-1023, not earlier than 150 days nor later than 5:00 p.m., Eastern time, 120 days in advance of the date the Fund's proxy statement was released to stockholders for the preceding year's annual meeting. Under the rules of the SEC, if a shareholder wishes to submit a proposal for possible inclusion in a Fund's proxy statement for its annual meeting pursuant to Rule 14a-8 of the 1934 Act, the Fund must receive it not less than 120 calendar days before the anniversary of the date its proxy statement was released to stockholders for the previous year's annual meeting. All nominations and proposals must be in writing. Once the Reorganizations are consummated, there will be no future meetings of the Target Funds' shareholders. If the Reorganizations are not consummated, nominees and proposals for each Target Fund must be provided in accordance with the procedures set forth in this paragraph and the respective Target Fund's current Bylaws.

SOLICITATION OF PROXIES

Solicitation of proxies is being made primarily by the mailing of this Notice and Joint Proxy Statement/Prospectus with its enclosures on or about September [ ], 2016. Shareholders of BOI whose shares are held by nominees such as brokers can vote their proxies by contacting their respective nominee. In addition to the solicitation of proxies by mail, employees of the Adviser and its affiliates as well as dealers or their representatives may solicit proxies in person or by mail, telephone, telegraph, facsimile or oral communication. The Funds and the Adviser have retained AST Fund Solutions, LLC, a proxy solicitation firm, to assist the solicitation and tabulation of proxies, for a fee of approximately $47,879, for BOI, although the actual costs of the solicitation may be higher. The cost of AST Fund Solutions, LLC's services in connection with the appointment of SIMNA and in connection with the Reorganizations will be borne by the Adviser. In addition, Merrill Corporation will assist the Funds in the printing and distribution of proxy materials. The cost of printing services in connection with the appointment of SIMNA and in connection with the Reorganizations will be borne by the Adviser.

LEGAL PROCEEDINGS

In connection with the proposed Reorganizations of BOI, HTR and HHY into RA Fund, all potential liabilities and/or recoveries associated with the Opt-Out Actions (defined below) are to be assumed by RA Fund, including any potential claims by the Closed-End Funds(2) for indemnification and/or contribution or any similar claims against any released defendant parties related to any Opt-Out Actions related to the Class Action (defined below). Prior to the reorganizations, BOI and HTR did not have any litigation pending.

On August 5, 2013, the federal court in the Western District of Tennessee entered an order approving a settlement of a securities class action proceeding captioned In re Morgan Keegan Closed-End Fund Litigation (the "Class Action") against the Closed-End Funds and other defendants. Subsequent to the Class Action settlement, five separate purported Opt-Out Actions were filed against the Closed-End Funds in the Western District of Tennessee on behalf of a number of investors (the "Opt-Out Actions").

One action, the Warwick Action, has been entirely dismissed by the Court. In another, the Small Action, the Court dismissed all claims against the Closed-End Funds except for a Section 11 claim against RMK Multi-Sector High Income Fund, Inc. ("RHY", i.e., Helios Multi-Sector High Income Fund, Inc.) which Plaintiff alleged resulted in damages in excess of $342,000. The parties to the Small Action subsequently settled the case at a Court-ordered mediation.

In another case, the Starnes Action, the Court initially dismissed all claims brought by three of the five plaintiffs. For the remaining two plaintiffs in the Starnes Action, and for all three plaintiffs in a separate case, the Stein Action, the Court initially dismissed the Section 12(a)(2) claim against RHY, but declined to dismiss a Section 10b-5 claim against all the Closed-End Funds, and a Section 11 claim against RHY. The Closed-End Funds and non-fund defendants thereafter filed motions to reconsider the Court's rulings in the Starnes Action and Stein Action, which the Court granted, dismissing both cases in their entirety. Plaintiffs appealed the dismissals of the Starnes Action and Stein Action to the Sixth Circuit Court of Appeals (the "Sixth Circuit"), and the cases were consolidated for briefing. The Sixth Circuit heard oral argument on the appeal on April 19, 2016 and affirmed the dismissals of the Starnes Action and Stein Action in a May 19, 2016 opinion.

In the Adkins Action, brought on behalf of approximately one-hundred plaintiffs, the Court granted defendants' motion to dismiss in its entirety. Plaintiffs filed a motion to reconsider the Court's ruling. On March 9, 2016, the Court granted plaintiffs' motion to reconsider and vacated its prior order dismissing the case. On April 21, 2016, defendants filed a motion to reconsider the Court's March 9, 2016 ruling. A decision on that motion remains pending. The Adkins Action seeks, among other forms of relief, compensatory damages not quantified against all defendants, jointly and severally, in an amount to be proven at trial.

No estimate of the effect, if any, of these pending lawsuits on the Combined Fund can be made at this time.

LEGAL MATTERS

Certain legal matters concerning the federal income tax consequences of the Reorganizations and the issuance of shares of RA Fund common stock will be passed upon by Paul Hastings and Venable LLP, who serves as special Maryland counsel to the Funds. Sullivan & Worcester LLP serves as counsel to the Independent Directors.

(2)  In 2014, each of Helios Advantage Income Fund, Inc., Helios High Income Fund, Inc., Helios Multi-Sector High Income Fund, Inc. and Helios Strategic Income Fund, Inc. (together with their predecessors, the "Closed-End Funds") were reorganized into HHY.

OTHER MATTERS WITH RESPECT TO THE MEETING

A representative of each Independent Registered Public Accounting Firm may attend the Special Meeting and will have the opportunity to make a statement if he or she desires to do so and will be available to answer appropriate questions.

Under Maryland law and each Fund's Bylaws, the only matters that may be acted on at a special meeting of shareholders are those stated specifically in the notice of the special meeting. Accordingly, other than procedural matters relating to the proposals, no other business may properly come before the Special Meeting or any postponement or adjournment thereof. If any such procedural matter requiring a vote of shareholders should arise, the persons named as proxies will vote on such procedural matter in accordance with their discretion.

In the event that a quorum shall not be present at the Special Meeting or in the event that a quorum is present but sufficient votes to approve the Proposals are not received, the Chairman of the Special Meeting or, if a proposal to adjourn is submitted to a vote of shareholders by the Chairman, the shareholders of the applicable Fund, by the affirmative vote of a majority of votes cast on the adjournment, shall have the power to adjourn the Special Meeting from time to time to a date not more than 120 days after the original record date without notice other than announcement at the Special Meeting and without setting a new record date for the Special Meeting.

Shareholders who want to communicate with the Board or any individual director should write the Fund to the attention of the Secretary, Brookfield Place, 250 Vesey Street, 15th Floor, New York, New York 10281-1023. The communication should indicate that you are a Fund shareholder. If the communication is intended for a specific director and so indicates, it will be sent only to that director. If a communication does not indicate a specific director, it will be sent to the Chairman of the Nominating and Compensation Committee and the outside counsel to the Independent Directors for further distribution as deemed appropriate by such persons.

Additionally, shareholders with complaints or concerns regarding accounting matters may address letters to the Fund's Chief Compliance Officer, Brookfield Place, 250 Vesey Street, 15th Floor, New York, New York 10281-1023. Shareholders who are uncomfortable submitting complaints to the Chief Compliance Officer may address letters directly to the Chair of the Audit Committee of the Board. Such letters may be submitted on an anonymous basis.

PRIVACY PRINCIPLES OF THE FUNDS

Brookfield, on its own behalf and on behalf the funds managed by Brookfield and its affiliates, recognizes and appreciates the importance of respecting the privacy of our clients and shareholders. Our relationships are based on integrity and trust and we maintain high standards to safeguard your nonpublic personal information ("Personal Information") at all times. This privacy policy ("Policy") describes the types of Personal Information we collect about you, the steps we take to safeguard that information and the circumstances in which it may be disclosed.

If you hold shares of a Fund through a financial intermediary, such as a broker, investment adviser, bank or trust company, the privacy policy of your financial intermediary will also govern how your Personal Information will be shared with other parties.

What Information Do We Collect?

We collect the following Personal Information about you:

•  Information we receive from you in applications or other forms, correspondence or conversations, including but not limited to name, address, phone number, social security number, assets, income and date of birth.

•  Information about transactions with us, our affiliates, or others, including but not limited to account number, balance and payment history, parties to transactions, cost basis information, and other financial information.

•  Information we may receive from our due diligence, such as your creditworthiness and your credit history.

What Is Our Privacy Policy?

We may share your Personal Information with our affiliates in order to provide products or services to you or to support our business needs. We will not disclose your Personal Information to nonaffiliated third parties unless 1) we have received proper consent from you; 2) we are legally permitted to do so; or 3) we reasonably believe, in good faith, that we are legally required to do so. For example, we may disclose your Personal Information with the following in order to assist us with various aspects of conducting our business, to comply with laws or industry regulations, and/or to effect any transaction on your behalf:

•  Unaffiliated service providers (e.g., transfer agents, securities broker-dealers, administrators, Advisers or other firms that assist us in maintaining and supporting financial products and services provided to you);

•  Government agencies, other regulatory bodies and law enforcement officials (e.g., for reporting suspicious transactions);

•  Other organizations, with your consent or as directed by you; and

•  Other organizations, as permitted or required by law (e.g., for fraud protection).

When we share your Personal Information, the information is made available for limited purposes and under controlled circumstances designed to protect your privacy. We require third parties to comply with our standards for security and confidentiality.

How Do We Protect Client Information?

We restrict access to your Personal Information to those persons who require such information to assist us with providing products or services to you. It is our practice to maintain and monitor physical, electronic, and procedural safeguards that comply with federal standards to guard client nonpublic personal information. We regularly train our employees on privacy and information security and on their obligations to protect client information.

Contact Information

For questions concerning our Privacy Policy, please contact our client services representative at 1-855-777-8001.

OTHER INFORMATION

Regardless of whether you plan to be present in person at the Special Meeting, please fill in, sign and return the enclosed proxy card or please record your voting instructions by telephone or via the Internet promptly. No postage is necessary if the enclosed proxy card is mailed in the United States.

Brian F. Hurley
President

Brookfield Mortgage Opportunity Income Fund Inc.

Brookfield Real Assets Income Fund Inc.

September [ ], 2016

APPENDIX A

FORM OF INVESTMENT SUB-ADVISORY AGREEMENT

AGREEMENT made as of ____________, 2016 by and among Brookfield Investment Management Inc., a Delaware corporation (the "Adviser"), Brookfield ________________________ Inc., a Maryland corporation (the "Fund") solely with respect to Section 10(b) of this Agreement, and Schroder Investment Management North America Inc., a Delaware corporation (the "Sub-Adviser").

WHEREAS, the Fund is engaged in business as a diversified, closed-end management investment company and is registered as such under the Investment Company Act of 1940, as amended (the "1940 Act");

WHEREAS, each of the Adviser and the Sub-Adviser is engaged principally in the business of rendering investment management services and is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the "Advisers Act");

WHEREAS, the Fund and the Adviser have entered into an investment advisory agreement (the "Advisory Agreement") pursuant to which the Adviser acts as manager and investment adviser to the Fund;

WHEREAS, the Advisory Agreement provides that the Adviser shall have the authority to delegate any or all of its responsibilities to one or more investment sub-advisers in connection with the portfolio management of all or a portion of the Fund; and

WHEREAS, the Adviser and the Board of Directors of the Fund desire to engage the Sub-Adviser to render portfolio management services in the manner and on the terms set forth in this Agreement in respect of a portion of the portfolio of the Fund as determined by the Adviser in its sole discretion, from time to time (such portion, the "Sleeve");

NOW, THEREFORE, WITNESSETH: That it is hereby agreed between the parties hereto as follows:

SECTION 1.  Appointment of Sub-Adviser.

The Adviser hereby appoints the Sub-Adviser to act as investment Sub-Adviser to the Fund for the period and on the terms herein set forth. The Sub-Adviser accepts such appointment and agrees to render the services herein set forth, for the compensation herein provided. The Sub-Adviser shall for purposes herein be deemed an independent contractor and shall, except as expressly provided or authorized, have no authority to act for or represent the Fund or the Adviser in any way, or otherwise be deemed an agent of the Fund or the Adviser. For the avoidance of doubt, the Sub-Adviser shall not be permitted to delegate any of its obligations under this Agreement to an entity not affiliated with the Sub-Adviser but shall be permitted to delegate certain obligations to its affiliates, provided, however, that the Sub-Adviser shall remain responsible at all times for the performance of all duties under this Agreement.

SECTION 2.  Duties of Sub-Adviser.

The Sub-Adviser, at its own expense, shall furnish the following services and facilities to the Fund:

(a)  Investment Program. The Sub-Adviser shall (i) furnish continuously an investment program for the Sleeve, (ii) determine (subject to the overall supervision of the Adviser and the Fund's Board of Directors) the investments to be purchased, held, sold or exchanged by the Sleeve and the portion, if any, of the assets of the Sleeve to be held uninvested, (iii) make changes in the investments of the Sleeve, (iv) review and certify in writing, at such times as shall be reasonably requested by the Adviser, that the information stated in those sections specifically identified to the Sub-Adviser by the Adviser of the Fund's registration statement on Form N-2 and/or Form N-14, as currently in effect and as amended or supplemented from time to time (referred to collectively as the "Registration Statement") and as filed with the Securities and Exchange Commission ("SEC"), any proxy statement, any annual or semi-annual report to investors in the Fund, any other reports filed with the SEC, any press releases and any marketing material of the Fund, to the extent such sections relate to the Sub-Adviser and its management of the Fund or the applicable portion of the Fund's assets comprising the Sleeve, is true, correct and complete to the best of its knowledge, (v) at such times as shall be reasonably requested by the Adviser, cooperate with the Adviser to ensure the accuracy of other information in such documents and materials relating to the Fund, including the Fund's risk disclosures and financial information and the Sub-Adviser's investment performance in its management of the Fund or the applicable portion of the Fund's assets comprising the Sleeve, and (vi) vote, exercise consents and exercise all other rights pertaining to such investments. The Sub-Adviser shall be subject always to the provisions of and shall carry out its responsibilities under this Agreement in compliance with: (1) the Fund's investment objective, policies and restrictions as set forth in the organizational documents of the Fund and the Registration Statement of the Fund,

including the Fund's prospectus and statement of additional information, and in any public filings made pursuant to the Securities Exchange Act of 1934 or the New York Stock Exchange requirements of which it is aware, including press releases and Form 8-K filings, in each case as from time to time amended and in effect and as applicable to the Sleeve; (2) all investment guidelines, policies, procedures, restrictions or directives of the Fund or the Adviser as provided to the Sub-Adviser and as applicable to the Sleeve ("Investment Guidelines") (3) the 1940 Act and the rules promulgated thereunder; (4) the Investment Advisers Act of 1940, as amended ("Advisers Act"), and the rules promulgated thereunder; (5) the Commodity Exchange Act ("CEA") and all applicable rules and regulations thereunder, and releases and interpretations related thereto; and (6) other applicable federal and state laws and related regulations. The Adviser shall promptly notify the Sub-Adviser in writing of changes to (1) or (2) above and shall consult with the Sub-Adviser before making any changes relating solely to the Fund's investment objective, policies and restrictions as set forth in the Registration Statement as well as to the policies, procedures and directives as set forth in the Investment Guidelines, all as applicable to the Sleeve.

(b)  Portfolio Transactions. The Sub-Adviser shall place all orders for the purchase and sale of portfolio securities for the account of the Fund with brokers or dealers selected by the Sub-Adviser, although the Fund will pay the actual brokerage commissions on portfolio transactions in accordance with Section 3(d) of the Advisory Agreement. For that limited purpose, the Sub-Adviser is authorized as the agent of the Fund to give instructions to the custodian of the Fund as to deliveries of securities or other investments and payments of cash for the account of the Fund. The Sub-Adviser agrees to provide the Adviser with a list of the Sub-Adviser's approved brokers and dealers upon the execution of this Agreement and upon request thereafter.

In placing portfolio transactions for the Fund, it is recognized that the Sub-Adviser will use best efforts to secure the most favorable price and efficient execution. Consistent with this policy, the Sub-Adviser may consider the financial responsibility, research and investment information and other services provided by brokers or dealers who may effect or be a party to any such transaction or other transactions to which other clients of the Sub-Adviser may be a party. It is understood that neither the Fund nor the Sub-Adviser has adopted a formula for allocation of the Fund's investment transaction business. It is also understood that it is desirable for the Fund that the Sub-Adviser have access to supplemental investment and market research and security and economic analysis provided by brokers who may execute brokerage transactions at a higher cost to the Fund than would otherwise result when allocating brokerage transactions to other brokers on the basis of seeking the most favorable price and efficient execution. Therefore, subject to Section 28(e) of the Securities Exchange Act of 1934 and any restrictions and guidelines established by the Fund's Board of Directors, the Sub-Adviser is authorized to place orders for the purchase and sale of securities for the Fund with such brokers. It is understood that the services provided by such brokers may be useful or beneficial to the Sub-Adviser in connection with its services to other clients.

On occasions when the Sub-Adviser deems the purchase or sale of a security to be in the best interest of the Fund as well as other clients, the Sub-Adviser, to the extent permitted by applicable laws and regulations, may, but shall be under no obligation to, aggregate the securities to be so sold or purchased in order to obtain the most favorable price or lower brokerage commissions and efficient execution. In such event, allocation of the securities so purchased or sold, as well as the expenses incurred in the transaction, will be made by the Sub-Adviser in the manner it considers to be the most equitable and consistent with its fiduciary obligations to the Fund and to such other clients.

To the extent that the Sub-Adviser engages in transactions that require segregation of assets or coverage of assets pursuant to Section 18(f) of the 1940 Act, including but not limited to, options, futures contracts, short sales or borrowing transactions, the Sub-Adviser shall appropriately designate those assets to be segregated or used for coverage in accordance with the 1940 Act.

The Sub-Adviser shall have the express authority to negotiate, open, continue and terminate brokerage accounts and other brokerage arrangements with respect to all portfolio transactions entered into by the Sub-Adviser on behalf of the Sleeve.

The Sub-Adviser may buy, sell or engage in transactions involving derivatives and other notional contracts (collectively, "Derivatives"), whether or not traded on any exchange or contract market, in managing the Sleeve in accordance with the Fund's Registration Statement, other public filings with the SEC and the Investment Guidelines. The Adviser agrees that in that connection the Sub-Adviser, on the Fund's behalf, and on such terms as the Sub-Adviser deems appropriate, may take any and all actions, or omit to take such actions, as it may in its discretion consider appropriate, including, but not limited to, selecting counterparties, executing brokers, clearing brokers and clearinghouses, as appropriate, negotiating and entering into agreements and arrangements governing or related to Derivatives (including without limitation ISDA Master Agreements and Credit Support Annexes and other master agreements or documents, confirmations and master confirmations, clearing documentation and agreements, and account opening and trading agreements), making representations and warranties, and generally taking steps intended to facilitate the entry into, trading, settling, margining and close out of Derivatives on the Fund's behalf.

Further, the Sub-Adviser may, acting as agent on the Fund's behalf, instruct the Fund's custodian to provide collateral and margin in respect of Derivatives entered into for the Sleeve, including but not limited to initial and variation margin (whether or not the counterparty agrees to provide collateral or margin to or for the benefit of the Fund) and may instruct the Fund's custodian to deliver margin to and deposit collateral and margin with the counterparty (or a person acting on the counterparty's behalf). All Derivatives entered into for the Sleeve will be entered into by the Sub-Adviser in the Fund's name or in the Sub-Adviser's name on behalf of the Fund, and the Sub-Adviser is authorized to reveal the name of the Fund as it may in its discretion consider necessary or appropriate in connection with transactions in Derivatives for the Fund.

The Adviser confirms that any limitations on the authority of the Sub-Adviser on behalf of the Fund to enter into transactions involving Derivatives, to negotiate, execute and deliver agreements or other documentation with respect thereto, or to perform any of the activities on behalf of the Fund of a nature described above will be provided to the Sub-Adviser in writing or are set forth the Fund's Registration Statement, other public filings with the SEC and the Investment Guidelines. The Adviser represents, warrants and covenants that it has full capacity, power and authority to enter into, carry out and perform its obligations arising in respect of all Derivatives and to authorize the Sub-Adviser to perform the activities on behalf of the Fund of a nature described above, and acknowledges and agrees that the Sub-Adviser will rely on this representation, warranty and covenant in doing so. The Adviser agrees and covenants that the Sub-Adviser will have no liability to the Adviser or the Fund, or any person claiming through, or on behalf of the Fund, or by right of the Fund, or any other person, arising from the fact that the Fund lacked the full capacity, power and authority to enter into, carry out and perform its obligations arising in respect of all Derivatives or to grant the authority purported to be granted to the Adviser set forth in this Agreement, and the Adviser agrees to hold the Sub-Adviser harmless against all losses which may be incurred by the Sub-Adviser in connection with a claim made against the Sub-Adviser by a counterparty as a result of the Fund lacking such capacity, power and authority.

(c)  Fair Valuation. In accordance with procedures adopted by the Fund's Board of Directors, as amended from time to time, the Sub-Adviser will assist the Adviser in determining the fair valuation of any illiquid portfolio securities held in the Sleeve and will assist the Fund's accounting services agent or the Adviser to obtain independent sources of market value for other portfolio securities held in the Sleeve upon request.

Further, the Sub-Adviser shall promptly notify the Fund and/or the Adviser if the Sub-Adviser knows or should have reason to know due to information in its possession that the available price or value of a portfolio security does not represent the fair value of the instrument, or that there is no price or value available from any source with respect to a particular instrument and that such instrument should accordingly be subject to a fair valuation determination in accordance with procedures adopted by the Board of Directors, as amended from time to time.

SECTION 3.  Delivery of Documents.

The Adviser shall furnish the Sub-Adviser with true and complete copies properly certified or authenticated of each of the following documents:

(a)  Organizational documents of the Fund;

(b)  Registration Statement of the Fund, which includes the prospectus and statement of additional information;

(c)  The Investment Guidelines;

(d)  The Advisory Agreement;

(e)  A list of affiliated brokers and underwriters of the Fund for compliance with applicable provisions of the 1940 Act; and

(f)  A list of affiliated issuers of the Fund and/or the Adviser restricted from purchase by the Fund.

(g)  Any procedures applicable to the Sub-Adviser adopted from time to time by the Fund's Board of Directors.

The Adviser will promptly notify the Sub-Adviser of any amendments or supplements to any of these materials and will provide to the Sub-Adviser copies properly certified or authenticated of amendments or supplements to any of these materials as soon as practical after such materials become available.

SECTION 4.  Allocation of Expenses.

During the term of this Agreement, the Sub-Adviser will bear all expenses incurred by it in connection with its investment sub-advisory services under this Agreement. The Sub-Adviser does not assume nor shall it pay any expenses for Fund operations and activities. For the avoidance of doubt, unless the prospectus(es) or statement of additional information of the Fund provides otherwise, the expenses to be borne by the Fund shall include, without limitation, those items listed in Section 3 of the Advisory Agreement.

SECTION 5.  Sub-Advisory Fee.

(a)  The Adviser hereby agrees to pay the Sub-Adviser a monthly fee, computed and accrued daily, based on an annual rate of (i) 0.32% of the Fund's average [daily Managed Assets] / [weekly Net Assets] multiplied by (ii) a fraction, the numerator of which is the average [daily/weekly] total assets comprising the Sleeve for such period and the denominator of which is the average [daily] / [weekly] total assets comprising the Fund for such period. [For BOI and RA: "Managed Assets" of the Fund shall mean the Fund's net assets, plus the amount of any borrowings for investment purposes. The Adviser shall calculate Managed Assets and provide the Sub-Adviser with supporting information to verify the calculation of Managed Assets] [For HTR: "Net Assets" of the Fund shall mean the Fund's total assets, minus the sum of accrued liabilities (including accrued expenses) and any declared but unpaid dividends on the common shares issued by the Fund and any preferred shares issued by the Fund and any accumulated dividends on any preferred shares issued by the Fund, but without deducting the aggregate liquidation value of the preferred shares issued by the Fund. The Adviser shall calculate Net Assets and provide the Sub-Adviser with supporting information to verify the calculation of Net Assets.] If this Agreement becomes effective subsequent to the first day of a month or shall terminate before the last day of a month, compensation for such month shall be computed in a manner consistent with the calculation of the fees payable on a monthly basis. The accrued fees will be payable monthly no later than the fifteenth (15) business day following the end of each month during which this Agreement is in effect.

SECTION 6.  Compliance with Applicable Regulations.

In performing its duties hereunder, the Sub-Adviser:

(a)  Shall establish, to the extent required by applicable law, compliance policies and procedures relating to the provision of sub-advisory services under this Agreement (the "Compliance Policies and Procedures") (copies of which shall be provided to the Adviser and shall be subject to review by the Adviser and approval by the Board of Directors) and, in addition, shall comply with all applicable provisions of the "Federal Securities Laws" (as such term is defined in Rule 38a-1 under the 1940 Act); the provisions of the Registration Statement of the Fund; the provisions of the organizational documents of the Fund, as the same may be amended from time to time; and Rule 206(4)-7 under the Advisers Act; and any other applicable provision of state, federal or foreign law to the extent violations of such law may adversely affect the Fund or the Adviser. The Sub-Adviser agrees to provide the Adviser with a copy of the Sub-Adviser's annual compliance report in accordance with Rule 206(4)-7 under the Advisers Act and a copy of the Sub-Adviser's AAF 01/06 report or its equivalent on an annual basis. The Sub-Adviser shall provide reasonable assistance to the Adviser in complying with the asset diversification requirements set forth under Section 851(b)(3) of Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code") and the gross income qualification requirements as set forth under Section 851(b)(2) of the Code. The Sub-Adviser shall also manage the Sleeve in a manner that will provide reasonable assistance to the Adviser's efforts to (i) make available sufficient cash for the Fund to pay dividends that satisfy the distribution requirements set forth in Section 852(a) of the Code and eliminate tax at the fund level under Section 852(a) and Section 4982(a) of the Code and (ii) permit the Fund to pay exempt-interest dividends within the meaning of Section 852(b)(5) of the Code. The Sub-Adviser shall provide the Fund's Chief Compliance Officer (the "CCO") with reasonable access to information regarding the Sub-Adviser's compliance program, which access shall include on-site visits, during normal business hours, by the CCO with the Sub-Adviser as may be reasonably requested from time to time. The Sub-Adviser shall provide reasonable assistance to the Fund and the CCO in complying with Rule 38a-1 under the 1940 Act and, upon the request of the Fund and/or the CCO, including in connection with the CCO's annual written report to the Board required pursuant to Rule 38a-1, the Sub-Adviser agrees to provide, upon request, quarterly reports and certifications from the Sub-Adviser's Chief Compliance Officer regarding: (i) the adequacy and operation of the Compliance Policies and Procedures and any material changes made or recommended to be made to those policies and procedures; and (ii) the effectiveness of their implementation. Until further notice, the Adviser hereby requests these quarterly reports and certifications from the Sub-Adviser.

(b)  Shall notify the Fund and Adviser regarding: (i) any material changes made to the Compliance Policies and Procedures since the date of the last report delivered pursuant to paragraph (a) of this Section 6; (ii) any material changes to the Compliance Policies and Procedures recommended as a result of the annual review conducted pursuant to Rule 38a- 1 under the 1940 Act; and (iii) any (A) material violation of the Federal Securities Laws by the Sub-Adviser relating to the provision of the sub-advisory services provided under this Agreement; (B) material violation by the Sub-Adviser of the Compliance Policies and Procedures, the Fund's or the Adviser's policies and procedures to the extent such policies and procedures are previously provided to the Sub-Adviser, and to the extent the Board would reasonably need to know to oversee Fund compliance; and (C) known material weakness in the design or implementation of the Compliance Policies and Procedures that relate to the services being provided by the Sub-Adviser pursuant to this Sub-Advisory Agreement. The Sub-Adviser shall provide the notice contemplated by clauses (i) and (ii) above within a reasonable period of time after the event giving rise to the notice, except that the Sub-Adviser shall promptly notify the Fund and the Adviser of any such events which may have a material effect upon the Sub-Adviser's ability to perform its obligations under this Agreement. The Sub-Adviser shall provide the notice contemplated by clause (iii) above promptly after the event giving rise to such notice.

(c)  Shall exercise voting rights with respect to portfolio securities held by the Fund in the Sleeve in accordance with written policies and procedures adopted by the Sub-Adviser, which may be amended from time to time, and which at all times shall comply with the requirements of applicable federal statutes and regulations and any related guidance from the Securities and Exchange Commission and its staff relating to such statutes and regulations (collectively, "Proxy Voting Policies and Procedures"). The Sub-Adviser shall vote proxies on behalf of the Fund for those securities owned by the Sleeve in a manner deemed by the Sub-Adviser to be in the best interests of the Fund pursuant to the Sub-Adviser's written Proxy Voting Policies and Procedures. The Sub-Adviser shall provide disclosure regarding the Proxy Voting Policies and Procedures in accordance with the requirements of Form N-2 for inclusion in the Registration Statement of the Fund. The Sub-Adviser shall report to the Adviser in a timely manner a record of all proxies voted, in such form and format that complies with acceptable federal statutes and regulations (e.g., requirements of Form N-PX). The Sub-Adviser shall certify at least annually or more often as may reasonably be requested by the Adviser, as to its compliance with its Proxy Voting Policies and Procedures.

(d)  Agrees that it will maintain for the Fund all records as required under Rules 31a-1 and 31a-2 under the 1940 Act in respect to its services hereunder and that such records that pertain to the Fund are the property of the Fund and further agrees to surrender promptly to the Fund any such records upon the Fund's request all in accordance with Rule 31a-3 under the 1940 Act, provided that the Sub-Adviser may retain a copy of those records for compliance purposes.

(e)  Agrees to regularly report to the Adviser on the investment program for the Sleeve and the issuers and securities represented in the Sleeve, and will furnish the Adviser, with respect to the Sleeve, such periodic and special reports as the Board and the Adviser may reasonably request or as may be required by applicable law.

(f)  Will comply with the Fund's policy on selective disclosure of portfolio holdings of the Fund (the "Selective Disclosure of Funds' Portfolio Holdings Policy and Procedures"), as provided in writing to the Sub-Adviser and as may be amended from time to time. The Sub-Adviser agrees to provide a certification with respect to compliance with the Fund's Procedure for Compliance with Regulation FD as may be reasonably requested by the Fund from time to time.

(g)  Will provide the Adviser with a list of affiliated brokers and underwriters of the Sub-Adviser for compliance with applicable provisions of the 1940 Act.

(h)  Shall promptly notify the Adviser and the Fund (i) in the event that the SEC, CFTC, or any banking or other regulatory body has censured the Sub-Adviser; placed limitations upon its activities, functions or operations; suspended or revoked its registration or ability to serve as an investment adviser; or has commenced proceedings or an investigation that are reasonably expected to result in any of these actions; (ii) if it becomes aware that the Fund has ceased to qualify or might not qualify as a regulated investment company under Subchapter M of the Code; and (iii) if it becomes aware that the Fund has ceased to comply with the diversification provisions of Section 817(h) of the Code or the regulations thereunder. The Sub-Adviser further agrees to notify in writing the Adviser and Fund promptly of any material fact known to the Sub-Adviser respecting or relating to the Sub-Adviser that should be but is not contained in the Registration Statement of the Fund, or any amendment or supplement thereto, or of any statement contained therein regarding the Sub-Adviser that becomes untrue in any material respect.

(i)  For the avoidance of doubt, the Sub-Adviser shall not be responsible for compliance by the Fund's Board of Directors or officers (including the CCO) or by the Adviser with their respective obligations under the 1940 Act (including Rule 38a-1 under the 1940 Act), the Code, and the regulations thereunder, and under any federal, state or self-regulatory organization's laws, rules, regulations or orders applicable to them.

SECTION 7.  Adviser Representations and Warranties.

(a)  The Adviser represents and warrants to the Sub-Adviser that (i) the retention of the Sub-Adviser by the Adviser as contemplated by this Agreement is authorized by the governing documents of the Adviser; (ii) the execution, delivery and performance of each of this Agreement and the Advisory Agreement does not violate any obligation by which the Adviser or its property is bound, whether arising by contract, operation of law or otherwise; (iii) the Adviser has met and will seek to continue to meet for so long as this Agreement remains in effect, any other applicable federal or state requirements, or the applicable requirements of any regulatory or industry self-regulatory agency necessary to be met in order to perform the services contemplated by the Advisory Agreement; (iv) the Adviser will promptly notify the Sub-Adviser of the occurrence of any event that would disqualify the Adviser from serving as an investment adviser of an investment company pursuant to Section 9(a) of the 1940 Act or otherwise; (v) the Adviser has the corporate authority to enter into and perform the services contemplated by this Agreement; and (vi) each of this Agreement and the Advisory Agreement has been duly authorized by appropriate action of the Adviser and when executed and delivered by the Adviser will be the legal, valid and binding obligation of the Adviser, enforceable against the Adviser in accordance with its terms hereof subject, as to enforcement, to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally and to general equitable principles (regardless of whether enforcement is sought in a proceeding in equity or law).

The Adviser agrees that it will, upon request, provide any information reasonably requested by the Sub-Adviser regarding the scope and coverage of the Adviser's and the Fund's errors and omissions and professional liabilities policy.

SECTION 8.  Sub-Adviser Representations and Warranties.

(a)  The Sub-Adviser represents and warrants to the Adviser that (i) the Sub-Adviser is registered as an investment adviser under the Advisers Act and will continue to be so registered for so long as this Agreement remains in effect; (ii) the Sub-Adviser is not prohibited by the 1940 Act, the Advisers Act or other law, regulation or order from performing the services contemplated by this Agreement; (iii) the Sub-Adviser has met and will seek to continue to meet for so long as this Agreement remains in effect, any other applicable federal or state requirements, or the applicable requirements of any regulatory or industry self-regulatory agency necessary to be met in order to perform the services contemplated by this Agreement; (iv) the Sub-Adviser has the authority to enter into and perform the services contemplated by this Agreement; (v) the Sub-Adviser will promptly notify the Adviser of the occurrence of any event that would disqualify the Sub-Adviser from serving as an investment adviser of an investment company pursuant to Section 9(a) of the 1940 Act or otherwise; (vi) this Agreement has been duly authorized by appropriate action of the Sub-Adviser and when executed and delivered by the Sub-Adviser will be the legal, valid and binding obligation of the Sub-Adviser, enforceable against the Sub-Adviser in accordance with its terms hereof, subject, as to enforcement, to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally and to general equitable principles (regardless of whether enforcement is sought in a proceeding in equity or law), and the execution, delivery and performance by the Sub-Adviser of this Agreement does not contravene or constitute a default under any agreement binding on the Sub-Adviser; and (vii) the Sub-Adviser is duly organized and validly existing under the laws of the state of Delaware with the power to own and possess its assets and carry on its business as it is now being conducted. The Sub-Adviser will also promptly notify the Fund and the Adviser if it is served or otherwise receives notice of any action, suit, proceeding, inquiry or investigation, at law or in equity, before or by any court, public board or body, involving the affairs of the Fund.

(b)  The Sub-Adviser represents and warrants to the Adviser that the Sub-Adviser has adopted a written Code of Ethics complying with the requirements of Rule 17j-1 under the 1940 Act and Rule 204A-1 under the Advisers Act and will provide the Adviser and the Board with a copy of such Code of Ethics, together with evidence of its adoption. Within 15 days of the end of the last calendar quarter of each year that this Agreement is in effect, and as otherwise reasonably requested, the Chief Executive Officer, Chief Operating Officer, Chief Compliance Officer or another officer of the Sub-Adviser shall certify to the Adviser that the Sub-Adviser has complied with the requirements of Rule 17j-1 and Rule 204A-1 during the previous year and that there has been no material violation of the Sub-Adviser's Code of Ethics or, if such a material violation has occurred, that appropriate action was taken in response to such violation. Upon the reasonable written request of the Adviser, the Sub-Adviser shall permit the Adviser, its employees or its agents to examine the reports required to be made to the Sub-Adviser by Rule 17j-1(d)(1) and Rule 204A-1(b) and all other records relevant to the Sub-Adviser's Code of Ethics. The Sub-Adviser further represents and warrants to the Adviser that the Sub-Adviser has adopted procedures reasonably necessary to prevent Access Persons (as defined in Rule 17j-1) from violating the Sub-Adviser's Code of Ethics.

(c)  The Sub-Adviser represents and warrants to the Adviser that the Sub-Adviser has provided the Fund and the Adviser with a copy of its Form ADV Part 1 and Part 2, which as of the date of this Agreement is its Form ADV 1 as most recently filed with the SEC and promptly will furnish a copy of all amendments to its Form ADV Part 1 and Part 2 to the Fund and the Adviser at least annually. Such amendments shall reflect all changes in the Sub-Adviser's organizational structure, professional staff or other significant developments affecting the Sub-Adviser, as required by the Advisers Act.

(d)  The Sub-Adviser represents and warrants to the Adviser that the Sub-Adviser will promptly notify the Adviser of any change of control of the Sub-Adviser, including any change of its direct or indirect 25% shareholders, and any changes in the Key Personnel (as set forth below) of the Sub-Adviser, in each case prior to or, to the extent prior notice is not practicable, promptly after such change. Notwithstanding the foregoing and subject upon the reasonable request of the Sub-Adviser to the terms of Section 14 of this Agreement, the Sub-Adviser will promptly notify the Adviser of any existing agreement, or upon entering into any agreement, that may result in a change in control of the Sub-Adviser. The Sub-Adviser will be liable to the Fund and the Adviser for all costs resulting from a change in control of the Sub-Adviser, including without limitation all costs associated with proxy solicitations, meetings of the Board of Directors, revisions to prospectuses, statements of additional information and marketing materials in connection with the re-hiring of the Sub-Adviser.

    Key Personnel:  Michelle Russell-Dowe
Jeffrey Williams
Anthony Breaks

(e)  The Sub-Adviser represents and warrants to the Adviser that the Sub-Adviser agrees to maintain an appropriate level of errors and omissions or professional liability insurance coverage. The Sub-Adviser shall provide prior written notice to the Adviser if any claims will be made under its insurance policies to the extent they relate to the services provided hereunder. Further, it shall upon request provide to the Adviser any information it may reasonably require concerning the amount or scope of such insurance to the extent related to the Sub-Adviser's obligations under this Agreement.

(f)  The Sub-Adviser represents and warrants to the Adviser that the Sub-Adviser agrees that neither it, nor any of its affiliates, will knowingly in any way refer directly or indirectly to its relationship with the Fund, the Adviser or any of their respective affiliates in offering, marketing or other promotional materials without the express written consent of the Adviser, except as required by rule, regulation or upon the request of a governmental authority. However, the Sub-Adviser may use the performance of the Fund in its composite performance and, if required in that context, may refer to the Fund.

(g)  The Sub-Adviser represents and warrants to the Adviser that the Sub-Adviser will not cause the Sleeve to engage in any Rule 17a-7 transactions without the Adviser's prior written approval.

(h)  The Sub-Adviser represents and warrants to the Adviser that the Sub-Adviser will maintain a commercially reasonable business continuity / disaster recovery plan (the "Sub-Adviser Business Continuity Plan"). The Sub-Adviser agrees to test the Sub-Adviser Business Continuity Plan at least annually and to notify the Adviser and the Fund of the results of such test upon request.

(i)  The Sub-Adviser represents and warrants to the Adviser that the Sub-Adviser will maintain commercially reasonable cybersecurity policies and procedures. The Sub-Adviser shall notify the Adviser immediately of any cybersecurity breaches that relate to the services being provided by the Sub-Adviser pursuant to this Investment Sub-Advisory Agreement.

(j)  The Sub-Adviser represents and warrants to the Adviser that the Sub-Adviser will notify the Adviser to the extent the Sub-Adviser receives any comments during any investigation or review of its business by the SEC or any other regulator that relate to the services being provided by the Sub-Adviser pursuant to this Investment Sub-Advisory Agreement.

(k)  The Sub-Adviser represents and warrants that it is a commodity trading advisor duly registered with the Commodity Futures Trading Commission and is a member in good standing of the National Futures Association (the NFA) or is relying on an exemption from registration as a commodity trading advisor. As applicable, the Sub-Adviser shall maintain such registration and membership in good standing or continue to qualify for an exemption from registration as a commodity trading advisor during the term of this Agreement. Further, the Sub-Adviser agrees to notify the Adviser within a commercially reasonable time upon (i) a statutory disqualification of the Sub-Adviser under Sections 8a(2) or 8a(3) of the CEA, (ii) a suspension, revocation, or limitation of the Sub-Adviser's commodity trading registration or NFA membership, or (iii) the institution of an action of proceeding that could lead to a statutory disqualification under the SEC or an investigation by any governmental agency or self-regulatory organization of which the Sub-Adviser is subject or has been advised it is a target.

SECTION 9.  Limitation of Liability.

The Sub-Adviser shall not be liable to the Fund or the Adviser for any error of judgment or mistake of law or for any loss suffered by the Fund or the Adviser in connection with the matters to which this Agreement relates; provided, however, that no provision of this Agreement shall be deemed to protect the Sub-Adviser against any liability to the Fund or its shareholders or the Adviser to which it might otherwise be subject by reason of (i) willful misfeasance, (ii) bad faith, (iii) gross negligence or (iv) reckless disregard of the duties involved in the conduct of his position (the conduct referred to in such clauses (i) through (iv) being sometimes referred to herein as "Disabling Conduct") nor shall any provision hereof be deemed to protect any Director or officer of the Fund or the Adviser against any such liability to which he might otherwise be subject by reason of any Disabling Conduct.

SECTION 10.  Indemnification.

(a)  By the Adviser. The Adviser agrees to indemnify and hold the Sub-Adviser, its officers and directors, and any person who controls the Sub-Adviser within the meaning of Section 15 of the Securities Act of 1933, as amended (the "1933 Act") harmless from any and all direct liabilities, losses or damages (including reasonable attorneys' fees) arising out of any claim, demand, action, suit or proceeding arising out of:

(i)  The Adviser's material breach of its duties under this Agreement; or

(ii)  any Disabling Conduct on the part of the Adviser or any of its directors, officers or employees in the performance of the Adviser's duties and obligations under this Agreement, except to the extent such loss results from the Sub-Adviser's Disabling Conduct in the performance of Sub-Adviser's duties and obligations under this Agreement.

(b)  By the Fund.

(i)  The Fund agrees to indemnify and hold the Sub-Adviser, its officers and directors, and any person who controls the Sub-Adviser within the meaning of Section 15 of the 1933 Act (each, a "Sub-Adviser Indemnitee") harmless from any and all direct liabilities, losses or damages (including reasonable attorneys' fees) arising out of any claim, demand, action, suit or proceeding arising out of any misrepresentation of a material fact or the omission of a fact necessary to make information not misleading in the Registration Statement, any proxy statement, or any annual or semi-annual report to investors in the Fund (other than a misstatement or omission relating to disclosure about the Sub-Adviser approved by the Sub-Adviser or provided to the Adviser or the Fund by the Sub-Adviser).

(ii)  As to any matter disposed of by settlement or a compromise payment by such Sub-Adviser Indemnitee, pursuant to a consent decree or otherwise, no indemnification either for said payment or settlement shall be provided unless such payment or settlement was previously authorized by a majority of the full Board of Directors of the Fund. With respect to any action, suit or other proceeding voluntarily prosecuted by any Sub-Adviser Indemnitee as plaintiff, indemnification shall be mandatory only if the prosecution of such action, suit or other proceeding by such Sub-Adviser Indemnitee was authorized by a majority of the full Board of Directors of the Fund. Notwithstanding the foregoing, the Fund shall not be obligated to provide any such indemnification to the extent such provision would waive any right that the Fund cannot lawfully waive.

(iii)  All determinations with respect to indemnification hereunder shall be made (1) by a final decision on the merits by a court or other body of competent jurisdiction before whom the proceeding was brought that such Sub-Adviser Indemnitee is not liable by reason of Disabling Conduct or, (2) in the absence of such a decision, by (i) a majority vote of a quorum of the Directors of the Fund who are neither "interested persons" of the Fund (as defined in Section 2(a)(19) of the 1940 Act), nor parties to the proceeding, or (ii) if such a quorum is not obtainable or even if obtainable, if a majority vote of such quorum so directs, independent legal counsel in a written opinion.

(c)  By the Sub-Adviser. The Sub-Adviser agrees to indemnify and hold the Adviser, its officers and directors, and any person who controls the Adviser within the meaning of Section 15 of the 1933 Act, and the Fund harmless from any and all direct liabilities, losses or damages (including reasonable attorneys' fees) arising out of any claim, demand, action, suit or proceeding arising out of:

(i)  any misrepresentation of a material fact or the omission of a fact necessary to make information not misleading that was approved by the Sub-Adviser in writing or provided to the Adviser or the Fund by the Sub-Adviser in any of the following materials: the Registration Statement, any proxy statement, any annual or semi-annual report to investors in the Fund, any other reports filed with the SEC, any press release or any marketing material of the Fund relating to disclosure about the Sub-Adviser;

(ii)  Sub-Adviser's material breach of its duties under this Agreement; or

(iii)  any Disabling Conduct on the part of the Sub-Adviser or any of its directors, officers or employees in the performance of the Sub-Adviser's duties and obligations under this Agreement, except to the extent such loss results from the Fund's or the Adviser's own Disabling Conduct in the performance of their respective duties and obligations under the Advisory Agreement or this Agreement.

SECTION 11.  Duration and Termination of this Agreement.

(a)  Duration. This Agreement shall become effective on the date first set forth above, such date being the date on which this Agreement has been executed following: (1) the approval of the Fund's Board of Directors, including approval by a vote of a majority of the Directors who are not "interested persons" (as defined in the 1940 Act) of the Fund, cast in person at a meeting called for the purpose of voting on such approval; and (2) the approval by a "vote of a majority of the outstanding voting securities" (as defined in the 1940 Act) of the Fund. Unless terminated as herein provided, this Agreement shall remain in full force and effect until the date that is two years after the effective date of this Agreement. Subsequent to such initial period of effectiveness, this Agreement shall continue in full force and effect, subject to paragraph 11(c), so long as such continuance is approved at least annually (i) by either the Fund's Board of Directors or by a "vote of a majority of the outstanding voting securities" (as defined in the 1940 Act) of the Fund and (ii) in either event, by the vote of a majority of the Directors of the Fund who are not parties to this Agreement or "interested persons" (as defined in the 1940 Act) of any such party, cast in person at a meeting called for the purpose of voting on such approval.

(b)  Amendment. No provision of this Agreement may be amended, waived, discharged or terminated orally, but only by an instrument in writing signed by the party against which enforcement of the amendment, waiver, discharge or termination is sought. No material amendment to this Agreement shall be effective until approved by a vote of a majority of the Fund's outstanding voting securities, unless the Fund receives an SEC exemptive order or opinion of counsel, or the issue is the subject of a position of the SEC or its staff permitting it to modify the Agreement without such vote (including but not limited to the interpretation thereof that amendments that do not increase the compensation of the Sub-Adviser or otherwise fundamentally alter the relationship of the Fund with the Sub-Adviser do not require shareholder approval if approved by the requisite majority of the Fund's Directors who are not "interested persons" (as defined in the 1940 Act) of the Fund).

(c)  Termination. This Agreement may be terminated (i) at any time, without payment of any penalty, by vote of the Fund's Board of Directors, or by a "vote of a majority of the outstanding voting securities" (as defined in the 1940 Act) of the Fund, (ii) at any time, without payment of a penalty, by the Adviser (1) upon no less than 60 days' prior written notice to the Sub-Adviser; (2) upon material breach by the Sub-Adviser of any of the representations and warranties set forth in this Agreement; or (3) if the Sub-Adviser becomes unable to discharge its duties and obligations under this Agreement, including circumstances such as financial insolvency of the Sub-Adviser or other circumstances that could adversely affect the Fund, or (iii) by the Sub-Adviser upon no less than 120 days' prior written notice to the Adviser. All rights to compensation under this Agreement shall survive the termination of this Agreement. In the event of termination of this Agreement, all compensation due through the date of termination will be calculated on a pro-rated basis through the date of termination and paid within thirty (30) days of the date of termination.

(d)  Automatic Termination. This Agreement shall automatically and immediately terminate in the event of its "assignment" (as defined in the 1940 Act) or upon termination of the Advisory Agreement.

SECTION 12.  Prohibited Conduct.

In providing the services described in this Agreement, the Sub-Adviser will not consult with any unaffiliated investment advisory firm that provides investment advisory services to any investment company sponsored by the Adviser, including the Fund, regarding transactions in portfolio securities or other portfolio investments of the Fund.

SECTION 13.  Services Not Exclusive.

The services of the Sub-Adviser to the Fund hereunder are not to be deemed exclusive, and the Sub-Adviser (and its affiliates) shall be free to render similar services to others so long as its services hereunder are not impaired thereby; provided, however, that the Sub-Adviser will undertake no activities that, in its reasonable good faith judgment, will adversely affect the performance of its obligations under this Agreement. In addition, the parties may enter into other agreements pursuant to which the Sub-Adviser provides administrative or other, non-investment advisory services to the Fund, and the Sub-Adviser may be compensated for such other services.

SECTION 14.  Confidentiality.

During the term of this Agreement, and at all times thereafter, no party to this Agreement shall by itself, or assist anyone else to, directly or indirectly, disclose to any person or entity that is not a party to this agreement Confidential Information of the Sub-Adviser, the Adviser or the Fund, which is not otherwise in the public domain or previously known, now known or subsequently learned, provided that each party may disclose Confidential Information to the extent reasonably necessary to perform its duties under this Agreement such as to broker-dealers, lawyers, accountants and other agents and, provided, further, Confidential Information may be disclosed to the extent required by law or by an order or decree of any court or other governmental authority; provided, however, that each party will, if legally compelled to disclose such information: (i) provide the other party with prompt written notice of that fact so that the other party may attempt to obtain a protective order or other appropriate remedy and/or waive compliance with the provisions of this Agreement; and (ii) endeavor to obtain assurance that confidential treatment will be accorded the information so disclosed. For the avoidance of doubt, the Sub-Adviser acknowledges that the Adviser may from time to time in its sole discretion determine to disclose information regarding the Fund or the Sleeve. "Confidential Information" shall mean any information, whether written or oral, and materials furnished to or obtained by the Sub-Adviser or the Adviser, including but not limited to that which relates to the Adviser, the Sub-Adviser, the Fund, and their affiliates, clients, customers, vendors, or other third party's research, development, trade secrets, techniques, processes, procedures, plans, policies, business affairs, marketing activities, discoveries, hardware, software, screens, specifications, designs, drawings, data and other information and materials, regardless of its form, other than information in the public domain.

SECTION 15.  Notices.

Notices under this Agreement shall be in writing and shall be addressed, and delivered or mailed postage prepaid, to the other party at such address as such other party may designate from time to time for the receipt of such notices. Until further notice to the other party, the address of the Fund and the Adviser for this purpose shall be Brookfield Place, 250 Vesey Street, 15th Floor, New York, New York 10281-1023, Attention: General Counsel, and the address of the Sub-Adviser for this purpose shall be 875 Third Avenue, 22nd Floor, New York, New York 10022, Attention: General Counsel.

SECTION 16.  Governing Law; Severability; Counterparts.

This Agreement shall be construed in accordance with the laws of the State of New York and the applicable provisions of the 1940 Act. To the extent that applicable law of the State of New York, or any of the provisions herein, conflict with applicable provisions of the 1940 Act, the latter shall control. If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of this Agreement shall not be affected thereby. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but such counterparts shall, together, constitute only one instrument.

SECTION 17.  Miscellaneous.

Where the effect of a requirement of the 1940 Act reflected in or contemplated by any provisions of this Agreement is altered by a rule, regulation or order of the SEC, whether of special or general application, such provision shall be deemed to incorporate the effect of such rule, regulation or order.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first set forth above.

BROOKFIELD INVESTMENT MANAGEMENT INC.

By:  _______________________________________________

Name:

Title:

BROOKFIELD _____________________ FUND INC.
(solely with respect to Section 10(b) of this Agreement)

By:  _______________________________________________

Name:

Title:

SCHRODER INVESTMENT MANAGEMENT NORTH AMERICA INC.

By:  _______________________________________________

Name:

Title:

By:  _______________________________________________

Name:

Title:

APPENDIX B

FORM OF AGREEMENT AND PLAN OF REORGANIZATION

This Agreement and Plan of Reorganization ("Agreement") is made as of [  ], 2016, by and between [Target Fund], a Maryland corporation ("Acquired Fund"), and Brookfield Real Assets Income Fund Inc., a Maryland corporation (the "Acquiring Fund" and, together with the Acquired Fund, the "Funds").

This Agreement is intended to be and is adopted as a "plan of reorganization" within the meaning of Section 368(a)(1) of the Internal Revenue Code of 1986, as amended (the "Code"). The reorganization will consist of the transfer of all of the assets of the Acquired Fund to the Acquiring Fund in exchange solely for shares of common stock, par value $[0.001] per share, of the Acquiring Fund (the "Acquiring Fund Shares"), the assumption by the Acquiring Fund of all of the liabilities of the Acquired Fund and the distribution of the Acquiring Fund Shares to the shareholders of the Acquired Fund and the liquidation and dissolution of the Acquired Fund, all upon the terms and conditions hereinafter set forth in this Agreement (the "Reorganization").

WHEREAS, the Acquired Fund is a diversified, closed-end management investment company, and the Acquiring Fund is a diversified, closed-end management investment company, and the Acquired Fund owns securities which are assets of the character in which the Acquiring Fund is permitted to invest;

WHEREAS, both the Acquired Fund and the Acquiring Fund are authorized to issue shares of their common stock;

WHEREAS, the Board of Directors of the Acquired Fund has determined that (1) participation in the Reorganization is advisable and in the best interests of the Acquired Fund and its shareholders, and (2) the interests of the existing shareholders of the Acquired Fund would not be diluted as a result of the Reorganization;

WHEREAS, the Acquiring Fund currently has no assets and has carried on no business activities prior to the date first shown above and will have had de minimis assets and will have carried on no business activities prior to the consummation of the transactions described herein, other than necessary to complete the transaction contemplated hereby.

NOW, THEREFORE, in consideration of the premises and of the covenants and agreements hereinafter set forth, the parties hereto covenant and agree as follows:

ARTICLE I

THE REORGANIZATION AND FUND TRANSACTIONS

1.1  The Reorganization. Subject to the terms and conditions herein set forth and on the basis of the representations and warranties contained herein, at the Effective Time (as defined in paragraph 3.1), the Acquired Fund shall assign, deliver and otherwise transfer its Assets (as defined in paragraph 1.2) to the Acquiring Fund, and the Acquiring Fund shall assume the Liabilities (as defined in paragraph 1.3) of the Acquired Fund. In consideration of the foregoing, at the Effective Time, the Acquiring Fund shall issue to the Acquired Fund full and fractional Acquiring Fund Shares (to the third decimal place). The number of Acquiring Fund Shares to be delivered shall be determined as set forth in paragraph 2.3.

1.2  Assets of the Acquired Fund. The assets of the Acquired Fund to be acquired by the Acquiring Fund shall consist of all assets and property, including, without limitation, all cash, cash equivalents, securities, receivables (including securities, interests and dividends receivable), commodities and futures interests, rights to register shares under applicable securities laws, any deferred or prepaid expenses shown as an asset on the books of the Acquired Fund at the Valuation Time (as defined in paragraph 2.5), books and records of the Acquired Fund, and any other property owned by the Acquired Fund at the Valuation Time (collectively, the "Assets").

1.3  Liabilities of the Acquired Fund. The Acquired Fund will use commercially reasonable efforts to discharge all of its known liabilities and obligations prior to the Valuation Time consistent with its obligation to continue to pursue its investment objective and strategies in accordance with the terms of its prospectus. The Acquiring Fund will assume all of the Acquired Fund's liabilities and obligations of any kind whatsoever, whether known or unknown, absolute, accrued, contingent or otherwise, in existence at the Valuation Time (collectively, the "Liabilities").

1.4  Initial Shareholder Approvals. Prior to the Effective Time, Brookfield Investment Management Inc. (the "Adviser"), will acquire one or more shares of the Acquiring Fund at the net asset value set forth in Section 2.2 and, as the initial shareholders of the Acquiring Fund, shall (a) approve the advisory agreement with the Adviser with respect to the Acquiring Fund, in the form described in the Joint Proxy Statement/Prospectus (as defined in Section 5.6), (b) approve the sub-advisory agreement between the Adviser, the Acquiring Fund and Schroder Investment Management North America Inc., in the form described in the Joint Proxy Statement/Prospectus, (c) elect the board of directors of the Acquiring Fund and (d) approve any other matter for which shareholder approval is required.

1.5  Distribution of Acquiring Fund Shares. At the Effective Time (or as soon thereafter as is reasonably practicable), the Acquired Fund will distribute the Acquiring Fund Shares received from the Acquiring Fund pursuant to paragraph 1.1, pro rata as described below to the record holders of the stock of the Acquired Fund determined as of the Effective Time (the "Acquired Fund Shareholders") in complete liquidation of the Acquired Fund. Such distribution and liquidation will be accomplished by the transfer of the Acquiring Fund Shares then credited to the account of the Acquired Fund on the books of the Acquiring Fund to open accounts on the stock records of the Acquiring Fund in the names of the Acquired Fund Shareholders. The aggregate net asset value of the Acquiring Fund Shares to be so credited to Acquired Fund Shareholders shall be equal to the aggregate net asset value of the then outstanding shares of common stock, par value $0.001 per share, of the Acquired Fund (the "Acquired Fund Shares") owned by Acquired Fund Shareholders at the Effective Time. The Acquiring Fund shall not issue certificates representing the Acquiring Fund Shares in connection with such exchange. Following the distribution and liquidation contemplated by this paragraph 1.5, the Acquired Fund shall take all necessary steps to effect its dissolution in accordance with applicable law.

1.6  Recorded Ownership of Acquiring Fund Shares. Ownership of Acquiring Fund Shares will be shown on the books of the Acquiring Fund's Transfer Agent (as defined in paragraph 3.3).

1.7  Filing Responsibilities of Acquired Fund. Any reporting responsibility of the Acquired Fund, including, but not limited to, the responsibility for filing regulatory reports, tax returns, or other documents with the Securities and Exchange Commission ("Commission"), any state securities commission, and any federal, state or local tax authorities or any other relevant regulatory authority, is and shall remain the responsibility of the Acquired Fund.

ARTICLE II

VALUATION

2.1  Net Asset Value of the Acquired Fund. The net asset value of the Acquired Fund Shares shall be the net asset value computed as of the Valuation Time, after the declaration and payment of any dividends and/or other distributions on that date, using the valuation procedures of the Acquired Fund.

2.2  Net Asset Value of the Acquiring Fund. The net asset value of the Acquiring Fund Shares shall be the net asset value computed as of the Valuation Time, after the declaration and payment of any dividends and/or other distributions on that date, using the valuation procedures of the Acquiring Fund.

2.3  Calculation to Determine of Number of Acquiring Fund Shares. The number of Acquiring Fund Shares to be issued (including fractional shares (to the third decimal place), if any) in connection with the Reorganization shall be determined by dividing the value of the per share net asset value of the Acquired Fund Shares participating therein, determined in accordance with the valuation procedures referred to in paragraph 2.1 by the net asset value per share of the Acquiring Fund determined in accordance with the valuation procedures referred to in paragraph 2.2. The parties agree that the intent of this calculation is to ensure that the aggregate net asset value of the Acquiring Fund Shares to be so credited to Acquired Fund Shareholders shall be equal to the aggregate net asset value of the Acquired Fund Shares owned by Acquired Fund Shareholders at the Effective Time.

2.4  Determination of Value. All computations of value hereunder shall be made in accordance with each Fund's regular practice and the requirements of the Investment Company Act of 1940, as amended (the "1940 Act"), and shall be subject to confirmation by each Fund's respective independent registered public accounting firm upon reasonable request of the other Fund. The Acquiring Fund and Acquired Fund agree to use all commercially reasonable efforts to resolve prior to the Valuation Time any material pricing differences for prices of portfolio securities of the Acquired Fund which are also held by the Acquiring Fund.

2.5  Valuation Time. The Valuation Time shall be the time at which the Funds calculate their net asset values as set forth in their respective prospectuses (normally the close of regular trading on the New York Stock Exchange ("NYSE")) on the business day immediately preceding the Closing Date (as defined in paragraph 3.1) (the "Valuation Time").

ARTICLE III

CLOSING

3.1  Closing. The closing of the Reorganization, together with related acts necessary to consummate the same ("Closing"), shall occur at the principal office of the Adviser on or about [_], 2016, or at such other place and/or on such other date as to which the parties may agree (the "Closing Date"). All acts taking place at the Closing shall be deemed to take place immediately prior to the opening of business on the Closing Date unless otherwise provided herein (the "Effective Time").

3.2  Transfer and Delivery of Assets. The Acquired Fund shall direct U.S. Bank National Association ("U.S. Bank"), as custodian for the Acquired Fund, to deliver, at the Closing, a certificate of an authorized officer stating that (i) the Assets were delivered in proper form to the Acquiring Fund at the Effective Time, and (ii) all necessary taxes in connection with the delivery of the Assets, including all applicable Federal and state stock transfer stamps, if any, have been paid or provision for payment has been made. The Acquired Fund's portfolio securities represented by a certificate or other written instrument shall be presented by U.S. Bank, as custodian for both Funds, from the Acquired Fund to the Acquiring Fund to U.S. Bank. Such presentation shall be made for examination no later than five (5) business days preceding the Effective Time and shall be transferred and delivered by the Acquired Fund as of the Effective Time for the account of the Acquiring Fund duly endorsed in proper form for transfer in such condition as to constitute good delivery thereof. U.S. Bank, as custodian for both Funds, shall deliver from the Acquired Fund to the Acquiring Fund, to U.S. Bank, as of the Effective Time by book entry, in accordance with the customary practices of U.S. Bank and of each securities depository, as defined in Rule 17f-4 under the 1940 Act, in which the Assets are deposited, the Assets deposited with such depositories. The cash to be transferred by the Acquired Fund shall be delivered by wire transfer of Federal funds at the Effective Time.

3.3  Share Records. The Acquired Fund shall direct [  ], in its capacity as transfer agent for the Acquired Fund (the "Transfer Agent"), to deliver at the Closing a certificate of an authorized officer stating that its records contain the names and addresses of the Acquired Fund Shareholders and the number and percentage ownership of outstanding Acquired Fund Shares owned by each such Acquired Fund Shareholder immediately prior to the Closing. The Acquiring Fund shall issue and deliver to the Secretary of the Acquired Fund prior to the Effective Time a confirmation evidencing that the appropriate number of Acquiring Fund Shares will be credited to the Acquired Fund at the Effective Time, or provide other evidence satisfactory to the Acquired Fund as of the Effective Time that such Acquiring Fund Shares have been credited to the Acquired Fund's accounts on the books of the Acquiring Fund.

3.4  Postponement of Valuation Time. In the event that at the Valuation Time the NYSE or another primary trading market for portfolio securities of the Acquiring Fund or the Acquired Fund (each, an "Exchange") shall be closed to trading or trading thereupon shall be restricted, or trading or the reporting of trading on such Exchange or elsewhere shall be disrupted so that, in the judgment of the board of directors of the Funds, accurate appraisal of the value of the net assets of the Acquired Fund or the Acquiring Fund, respectively, is impracticable, the Valuation Time shall be postponed until the first business day after the day when trading shall have been fully resumed and reporting shall have been restored.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES

4.1  Representations and Warranties of the Acquired Fund. Except as has been fully disclosed to the Acquiring Fund in a written instrument executed by an officer of the Acquired Fund, the Acquired Fund represents and warrants to the Acquiring Fund as follows:

(a)  The Acquired Fund is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland, with power under its charter and Bylaws, each as amended from time to time, to own all of its properties and assets and to carry on its business as it is presently conducted.

(b)  The Acquired Fund is registered with the Commission as a closed-end management investment company under the 1940 Act, and the registration of the Acquired Fund Shares under the Securities Act of 1933, as amended (the "1933 Act"), is in full force and effect.

(c)  No consent, approval, authorization, or order of any court or governmental authority is required for the consummation by the Acquired Fund of the transactions contemplated herein, except (i) such as have been obtained under the 1933 Act, the Securities Exchange Act of 1934, as amended (the "1934 Act"), and the 1940 Act, (ii) such as may be required under state securities laws and (iii) for such articles of transfer and articles of dissolution to be filed with the State Department of Assessments and Taxation of Maryland.

(d)  The current prospectuses, statement of additional information, shareholder reports, marketing and other related materials of the Acquired Fund and each prospectus and statement of additional information of the Acquired Fund used at all times prior to the date of this Agreement conforms or conformed at the time of its use in all material respects to the applicable requirements of the 1933 Act and the 1940 Act and the rules and regulations of the Commission thereunder and does not or did not at the time of its use include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not materially misleading.

(e)  At the Effective Time, the Acquired Fund will have good and marketable title to the Assets and full right, power, and authority to sell, assign, transfer and deliver such Assets hereunder free of any liens or other encumbrances, and upon delivery and payment for such Assets, the Acquiring Fund will acquire good and marketable title thereto, subject to no restrictions on the full transfer thereof other than such restrictions as might arise under the 1933 Act.

(f)  The Acquired Fund is not engaged currently, and the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, will not result, in (i) a violation of Maryland law or a material violation of its charter and Bylaws, or of any agreement, indenture, instrument, contract, lease or other undertaking to which the Acquired Fund is a party or by which it is bound, or (ii) the acceleration of any obligation, or the imposition of any penalty, under any agreement, indenture, instrument, contract, lease, judgment or decree to which the Acquired Fund is a party or by which it is bound.

(g)  All material contracts or other commitments of the Acquired Fund (other than this Agreement and certain investment contracts, including options, futures, forward contracts and other similar instruments) will terminate without liability or obligation to the Acquired Fund on or prior to the Effective Time.

(h)  Except as otherwise disclosed to and accepted by the Acquiring Fund in writing, no litigation or administrative proceeding or investigation of or before any court or governmental body is presently pending or, to its knowledge, threatened against the Acquired Fund or any of its properties or assets that, if adversely determined, would materially and adversely affect its financial condition or the conduct of its business. The Acquired Fund knows of no facts which might form the basis for the institution of such proceedings and is not a party to or subject to the provisions of any order, decree or judgment of any court or governmental body that materially and adversely affects its business or its ability to consummate the transactions herein contemplated.

(i)  The Statement of Assets and Liabilities, Statements of Operations and Changes in Net Assets, Statements of Cash Flows, and Schedule of Investments of the Acquired Fund at [  ], 2016 have been audited by [  ], LLP, independent registered public accounting firm, and are in accordance with accounting principles generally accepted in the United States of America ("GAAP") consistently applied, and such statements (copies of which have been furnished to the Acquiring Fund) present fairly, in all material respects, the financial condition of the Acquired Fund as of such date in accordance with GAAP, and there are no known contingent liabilities of the Acquired Fund required to be reflected on a Statement of Assets and Liabilities (including the notes thereto) in accordance with GAAP as of such date not disclosed therein.

(j)  Since [  ], 2016, there has not been any material adverse change in the Acquired Fund's financial condition, assets, liabilities or business, other than changes occurring in the ordinary course of business, or any incurrence by the Acquired Fund of indebtedness maturing more than one year from the date such indebtedness was incurred, except as otherwise disclosed to and accepted by the Acquiring Fund in writing. For the purposes of this subparagraph (j), a decline in net asset value per share of Acquired Fund Shares due to declines in market values of securities held by the Acquired Fund, the discharge of the Acquired Fund's liabilities, or the redemption of the Acquired Fund's stock by shareholders of the Acquired Fund shall not constitute a material adverse change.

(k)  At the Effective Time, all federal and other tax returns, dividend reporting forms, and other tax-related reports of the Acquired Fund required by law to have been filed by such date (including any extensions, if any) shall have been filed and are or will be correct in all material respects, and all Federal and other taxes shown as due or required to be shown as due on said returns and reports shall have been paid or provision shall have been made for the payment thereof and no such return is currently under audit and no assessment has been asserted with respect to such returns.

(l)  At the end of its first taxable year since its commencement of operations, the Acquired Fund properly elected to be treated as a "regulated investment company" under Subchapter M of the Code. The Acquired Fund has met the requirements of Subchapter M of the Code for qualification and treatment as a regulated investment company within the meaning of Section 851 et seq. of the Code in respect of each taxable year since its commencement of operations, and will continue to meet such requirements at all times through the Closing Date. The Acquired Fund has not at any time since its inception been liable for, nor is now liable for, any material income or excise tax pursuant to Sections 852 or 4982 of the Code. There is no other tax liability (including, any foreign, state, or local tax liability) except as set forth and accrued on the Acquired Fund's books. The Acquired Fund has no earnings or profits accumulated with respect to any taxable year in which the provisions of Subchapter M of the Code did not apply. The Acquired Fund will not be subject to corporate-level taxation on the sale of any assets currently held by it as a result of the application of Section 337(d) of the Code and the regulations thereunder. All dividends paid by the Acquired Fund at any time prior to the Closing Date shall have been deductible pursuant to the dividends paid deduction under Section 562 of the Code. The Acquired Fund is in compliance in all material respects with applicable regulations of the Internal Revenue Service pertaining to the reporting of dividends and other distributions on and redemptions of its shares of beneficial interest and has withheld in respect of dividends and other distributions and paid to the proper taxing authorities all taxes required to be withheld, and is not liable for any penalties which could be imposed thereunder.

(m)  All of the issued and outstanding shares of stock of the Acquired Fund will, at the time of Closing, be held by the persons and in the amounts set forth in the records of the Transfer Agent, on behalf of the Acquired Fund, as provided in paragraph 3.3. The Acquired Fund does not have outstanding any options, warrants or other rights to subscribe for or purchase any of the shares of the Acquired Fund, nor is there outstanding any security convertible into any of the Acquired Fund's shares.

(n)  The execution, delivery and performance of this Agreement will have been duly authorized prior to the Effective Time by all necessary action, if any, on the part of the Directors of the Acquired Fund, and, subject to the approval of the shareholders of the Acquired Fund, this Agreement will constitute a valid and binding obligation of the Acquired Fund, enforceable in accordance with its terms, subject, as to enforcement, to bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting creditors' rights and to general equity principles.

(o)  The information to be furnished by the Acquired Fund for use in registration statements, proxy materials and other documents filed or to be filed with any Federal, state or local regulatory authority (including the Financial Industry Regulatory Authority Inc. ("FINRA")), which may be necessary in connection with the transactions contemplated hereby, will be accurate and complete in all material respects and will comply in all material respects with Federal securities and other laws and regulations thereunder applicable thereto.

(p)  The Joint Proxy Statement/Prospectus, insofar as it relates to the Acquired Fund, will, through the date of the meeting of the Acquired Fund Shareholders contemplated therein and at the Effective Time (i) not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements were made, not materially misleading, and (ii) comply in all material respects with the provisions of the 1933 Act, the 1934 Act, and the 1940 Act and the rules and regulations thereunder; provided, however, that the representations and warranties of this subparagraph (p) shall not apply to statements in or omissions from the Joint Proxy Statement/Prospectus made in reliance upon and in conformity with information that was furnished by the Acquiring Fund for use therein.

4.2  Representations and Warranties of the Acquiring Fund. Except as has been fully disclosed to the Acquired Fund in a written instrument executed by an officer of the Acquiring Fund, the Acquiring Fund represents and warrants to the Acquired Fund as follows:

(a)  The Acquiring Fund is a corporation duly organized, validly existing, and in good standing under the laws of the State of Maryland with power under its charter and Bylaws, each as amended from time to time, to own all of its properties and assets and to carry on its business as it is presently conducted.

(b)  At the Effective Time, the Acquiring Fund will be registered with the Commission as a closed-end management investment company under the 1940 Act, and the registration of the Acquiring Fund Shares under the 1933 Act will be in full force and effect.

(c)  No consent, approval, authorization, or order of any court or governmental authority is required for the consummation by the Acquiring Fund of the transactions contemplated herein, except such as have been obtained under the 1933 Act, the 1934 Act and the 1940 Act and such as may be required under state securities laws.

(d)  The Joint Proxy Statement/Prospectus of the Acquiring Fund initially filed with the Commission on [  ], 2016 on Form N-14 which will become effective prior to the Closing Date, conforms and, as of its effective date and the Closing Date, will conform in all material respects to the applicable requirements of the 1933 Act and the 1940 Act and the rules and regulations of the Commission thereunder and does not and, as of its effective date and the Closing Date, will not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not materially misleading.

(e)  At the Effective Time, the Acquiring Fund will have good and marketable title to the Acquiring Fund's assets, free of any liens or other encumbrances.

(f)  The Acquiring Fund is not engaged currently, and the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, will not result, in (i) a violation of Maryland law or a material violation of its charter and Bylaws or of any agreement, indenture, instrument, contract, lease or other undertaking to which the Acquiring Fund is a party or by which it is bound, or (ii) the acceleration of any obligation, or the imposition of any penalty, under any agreement, indenture, instrument, contract, lease, judgment or decree to which the Acquiring Fund is a party or by which it is bound.

(g)  Except as otherwise disclosed to and accepted by the Acquired Fund in writing, no litigation or administrative proceeding or investigation of or before any court or governmental body is presently pending or, to the Acquiring Fund's knowledge, threatened against the Acquiring Fund, or any of the Acquiring Fund's properties or assets that, if adversely determined, would materially and adversely affect the Acquiring Fund's financial condition or the conduct of its business. The Acquiring Fund knows of no facts which might form the basis for the institution of such proceedings and is not a party to or subject to the provisions of any order, decree or judgment of any court or governmental body that materially and adversely affects the Acquiring Fund's business or its ability to consummate the transactions herein contemplated.

(h)  [Intentionally Blank]

(i)  At the Effective Time, all federal and other tax returns, dividend reporting forms, and other tax-related reports of the Acquiring Fund required by law to have been filed by such date (including any extensions, if any) shall have been filed and are or will be correct in all material respects, and all federal and other taxes shown as due or required to be shown as due on said returns and reports shall have been paid or provision shall have been made for the payment thereof to the best of the knowledge of the Acquiring Fund, and no such return is currently under audit and no assessment has been asserted with respect to such returns.

(j)  The Acquiring Fund (i) has filed an election to be treated as an association taxable as a corporation for federal income tax purposes for its taxable year that will include the Closing Date, (ii) will elect to be taxed as a RIC, will qualify for the tax treatment afforded RICs under Subchapter M of the Code for its taxable year that includes the Closing Date, and intends to continue to qualify for such treatment for its subsequent taxable years, (iii) will be eligible to compute its federal income tax under Section 852 of the Code for its taxable year that includes the Closing Date, and (iv) will be treated as a separate corporation for federal income tax purposes for the taxable year that includes the Closing Date. The Acquiring Fund has not taken any action, caused any action to be taken or caused any action to fail to be taken which action or failure could cause the Acquiring Fund to fail to qualify as a RIC. Prior to the Closing, the Acquiring Fund will have had no earnings and profits accumulated in any taxable year. The Acquiring Fund has not at any time since its inception been liable for, nor is now liable for, any material income or excise tax pursuant to Sections 852 or 4982 of the Code. There is no other tax liability (including, any foreign, state, or local tax liability) except as set forth and accrued on the Acquiring Fund's books. The Acquiring Fund has no earnings or profits accumulated with respect to any taxable year in which the provisions of Subchapter M of the Code did not apply. The Acquiring Fund will not be subject to corporate-level taxation on the sale of any assets currently held by it as a result of the application of Section 337(d) of the Code and the regulations thereunder. All dividends paid by the Acquiring Fund at any time prior to the Closing Date shall have been deductible pursuant to the dividends paid deduction under Section 562 of the Code. The Acquiring Fund is in compliance in all material respects with applicable regulations of the Internal Revenue Service pertaining to the reporting of dividends and other distributions on and redemptions of its shares of beneficial interest and has withheld in respect of dividends and other distributions and paid to the proper taxing authorities all taxes required to be withheld, and is not liable for any penalties which could be imposed thereunder.

(k)  The execution, delivery and performance of this Agreement will have been duly authorized prior to the Effective Time by all necessary action, if any, on the part of the Directors of the Acquiring Fund, and this Agreement will constitute a valid and binding obligation of the Acquiring Fund, enforceable in accordance with its terms, subject, as to enforcement, to bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting creditors' rights and to general equity principles.

(l)  The Acquiring Fund Shares to be issued and delivered to the Acquired Fund, for the account of the Acquired Fund Shareholders, pursuant to the terms of this Agreement, will at the Effective Time have been duly authorized and, when so issued and delivered, will be duly and validly issued Acquiring Fund Shares, will be fully paid and non-assessable by the Acquiring Fund and will have been issued in every jurisdiction in compliance in all material respects with applicable registration requirements and applicable securities laws. The Acquiring Fund has no outstanding shares as of the date hereof and as of the Closing except for the initial share(s) contemplated by Section 1.4. The Acquiring Fund does not have outstanding any options, warrants or other rights to subscribe for or purchase any stock of the Acquiring Fund, nor is there outstanding any security convertible into any of the Acquiring Fund's stock.

(m)  The information to be furnished by the Acquiring Fund for use in the registration statements, proxy materials and other documents filed or to be filed with any federal, state or local regulatory authority (including FINRA) that may be necessary in connection with the transactions contemplated hereby will be accurate and complete in all material respects and will comply in all material respects with federal securities and other laws and regulations applicable thereto.

(n)  The Joint Proxy Statement/Prospectus, insofar as it relates to the Acquiring Fund and the Acquiring Fund Shares, will, through the date of the meeting of shareholders of the Acquired Fund and Acquiring Fund contemplated therein and at the Effective Time (i) not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements were made, not materially misleading, and (ii) comply in all material respects with the provisions of the 1933 Act, the 1934 Act, and the 1940 Act and the rules and regulations thereunder; provided, however, that the representations and warranties of this subparagraph (o) shall not apply to statements in or omissions from the Joint Proxy Statement/Prospectus made in reliance upon and in conformity with information that was furnished by the Acquired Fund for use therein.

ARTICLE V

COVENANTS AND AGREEMENTS

5.1  Conduct of Business. The Acquiring Fund and the Acquired Fund each will operate its business in the ordinary course consistent with its practice between the date hereof and the Effective Time, it being understood that such ordinary course of business will include the declaration and payment of customary dividends and distributions, and any other distribution that may be advisable.

5.2  Meeting of Shareholders. The Acquired Fund will call a meeting of the shareholders of the Acquired Fund to consider and vote upon this Agreement and to take all other action necessary to obtain approval of the transactions contemplated herein.

5.3  No Distribution of Acquiring Fund Shares. The Acquired Fund covenants that the Acquiring Fund Shares to be issued hereunder are not being acquired for the purpose of making any distribution thereof, other than in accordance with the terms of this Agreement.

5.4  Information. The Acquired Fund will assist the Acquiring Fund in obtaining such information as the Acquiring Fund reasonably requests concerning the beneficial ownership of the Acquired Fund Shares.

5.5  Other Necessary Action. Subject to the provisions of this Agreement, the Acquiring Fund and the Acquired Fund will each take, or cause to be taken, all action, and do or cause to be done all things, reasonably necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement.

5.6  Proxy Statement/Prospectus. The Acquired Fund will provide the Acquiring Fund with information regarding the Acquired Fund, and the Acquiring Fund will provide the Acquired Fund with information regarding the Acquiring Fund, reasonably necessary for the preparation of a joint proxy statement/prospectus on Form N-14 (the "Joint Proxy Statement/ Prospectus"), in compliance with the 1934 Act and the 1940 Act in connection with the meeting of shareholders of the Acquired Fund to consider and vote upon this Agreement and the transactions contemplated herein.

5.7  Liquidating Distribution. As soon as is reasonably practicable after the Closing, the Acquired Fund will (a) make a liquidating distribution to its respective shareholders consisting of the Acquiring Fund Shares received at the Closing, (b) terminate its registration under the 1940 Act and (c) dissolve under Maryland law.

5.8  Best Efforts. The Acquiring Fund and the Acquired Fund shall each use their reasonable best efforts to fulfill or obtain the fulfillment of the conditions precedent set forth in Article VI to effect the transactions contemplated by this Agreement as promptly as practicable.

5.9  Other Instruments. The Acquired Fund and the Acquiring Fund each covenant that it will, from time to time, execute and deliver or cause to be executed and delivered all such assignments and other instruments, and will take or cause to be taken such further action as the other party may reasonably deem necessary or desirable in order to vest in and confirm (a) the Acquired Fund, title to and possession of the Acquiring Fund Shares to be delivered hereunder, and (b) the Acquiring Fund, title to and possession of all the Assets and otherwise to carry out the intent and purpose of this Agreement.

5.10  Regulatory Approvals. The Acquiring Fund will use all reasonable efforts to obtain the approvals and authorizations required by the 1933 Act, the 1940 Act and such of the state blue sky or securities laws as may be necessary in order to continue its operations after the Effective Time.

ARTICLE VI

CONDITIONS PRECEDENT

6.1  Conditions Precedent to Obligations of Acquired Fund. The obligations of the Acquired Fund to consummate the transactions provided for herein shall be subject to the following conditions:

(a)  All representations and warranties of the Acquiring Fund contained in this Agreement shall be true and correct in all material respects as of the date hereof and, except as they may be affected by the transactions contemplated by this Agreement, as of the Effective Time, with the same force and effect as if made on and as of the Effective Time.

(b)  The Acquiring Fund shall have delivered to the Acquired Fund a certificate executed in the name of the Acquiring Fund by its President or Vice President and its Treasurer or Assistant Treasurer, in a form reasonably satisfactory to the Acquired Fund, and dated as of the Closing Date, to the effect that the representations and warranties of the Acquiring Fund made in this Agreement are true and correct at and as of the Effective Time, except as they may be affected by the transactions contemplated by this Agreement, and as to such other matters as the Acquired Fund shall reasonably request.

(c)  The Acquiring Fund shall have performed all of the covenants and complied with all of the provisions required by this Agreement to be performed or complied with by the Acquiring Fund, on or before the Effective Time.

(d)  The Acquired Fund and the Acquiring Fund shall have agreed on the number of full and fractional Acquiring Fund Shares to be issued in connection with the Reorganization after such number has been calculated in accordance with paragraph 2.3.

6.2  Conditions Precedent to Obligations of Acquiring Fund. The obligations of the Acquiring Fund to complete the transactions provided for herein shall be subject to the following conditions:

(a)  All representations and warranties of the Acquired Fund contained in this Agreement shall be true and correct in all material respects as of the date hereof and, except as they may be affected by the transactions contemplated by this Agreement, as of the Effective Time, with the same force and effect as if made on and as of the Effective Time.

(b)  The Acquired Fund shall have delivered to the Acquiring Fund a statement of the Acquired Fund's Assets and Liabilities, as of the Effective Time, which is prepared in accordance with GAAP and certified by the Treasurer of the Acquired Fund.

(c)  The Acquired Fund shall have delivered to the Acquiring Fund a certificate executed in the name of the Acquired Fund by its President or Vice President and its Treasurer or Assistant Treasurer, in a form reasonably satisfactory to the Acquiring Fund and dated as of the Effective Time, to the effect that the representations and warranties of the Acquired Fund, made in this Agreement are true and correct at and as of the Effective Time, except as they may be affected by the transactions contemplated by this Agreement, and as to such other matters as the Acquiring Fund shall reasonably request.

(d)  The Acquired Fund shall have performed all of the covenants and complied with all of the provisions required by this Agreement to be performed or complied with by the Acquired Fund, on or before the Effective Time.

(e)  The Acquired Fund and the Acquiring Fund shall have agreed on the number of full and fractional Acquiring Fund Shares to be issued in connection with the Reorganization after such number has been calculated in accordance with paragraph 2.3.

6.3  Other Conditions Precedent. If any of the conditions set forth in this paragraph 6.3 have not been satisfied on or before the Effective Time, the Acquired Fund or the Acquiring Fund shall, at its option, not be required to consummate the transactions contemplated by this Agreement.

(a)  This Agreement and the transactions contemplated herein shall have been approved by the requisite vote of the holders of outstanding stock of the Acquired Fund in accordance with the Acquired Fund's charter and Bylaws, applicable Maryland law and the 1940 Act, and copies of the resolutions evidencing such approval shall have been delivered to the Acquiring Fund. Notwithstanding anything herein to the contrary, neither the Acquired Fund or the Acquiring Fund, respectively, may waive the conditions set forth in this paragraph 6.3(a).

(b)  At the Effective Time, no action, suit or other proceeding shall be pending or, to the knowledge of either Fund, threatened before any court or governmental agency in which it is sought to restrain or prohibit, or obtain damages or other relief in connection with, this Agreement or the transactions contemplated herein.

(c)  All consents of other parties and all other consents, orders and permits of Federal, state and local regulatory authorities deemed necessary by either Fund to permit consummation, in all material respects, of the transactions contemplated hereby shall have been obtained, except where failure to obtain any such consent, order or permit would not involve a risk of a material adverse effect on the assets or properties of the Acquiring Fund or the Acquired Fund, provided that either party hereto may for itself waive any of such conditions.

(d)  The Funds shall have received an opinion of Paul Hastings LLP as to federal income tax matters substantially to the effect that, based on the facts, representations, assumptions stated therein and conditioned on consummation of the Reorganization in accordance with this Agreement, for federal income tax purposes:

(1)  The Reorganization will constitute a reorganization within the meaning of Section 368(a) of the Code, and the Acquired Fund and the Acquiring Fund will each be a party to a reorganization within the meaning of Section 368(b) of the Code.

(2)  No gain or loss will be recognized by the Acquired Fund upon the transfer of all of its assets to the Acquiring Fund solely in exchange for the Acquiring Fund Shares and the assumption by the Acquiring Fund of all of the Acquired Fund's liabilities or upon the distribution of the Acquiring Fund Shares to the Acquired Fund's shareholders solely in exchange for their shares of the Acquired Fund in complete liquidation of the Acquired Fund.

(3)  No gain or loss will be recognized by the Acquiring Fund upon the receipt by it of all of the assets of the Acquired Fund solely in exchange for Acquiring Fund Shares and the assumption by the Acquiring Fund of all of the liabilities of the Acquired Fund.

(4)  The tax basis of the assets of the Acquired Fund received by the Acquiring Fund will be the same as the tax basis of such assets to the Acquired Fund immediately prior to the Reorganization.

(5)  The holding period of the assets of the Acquired Fund received by the Acquiring Fund will include the holding period of those assets in the hands of the Acquired Fund immediately prior to the Reorganization.

(6)  No gain or loss will be recognized by the shareholders of the Acquired Fund upon the exchange of their Acquired Fund Shares solely for the Acquiring Fund Shares (except with respect to cash received in lieu of fractional shares) and the assumption by the Acquiring Fund of all of the liabilities of the Acquired Fund.

(7)  The aggregate tax basis of the Acquiring Fund Shares received by the shareholders of the Acquired Fund (reduced by any amount of tax basis allocable to fractional Acquiring Fund Shares for which cash is received) pursuant to the Reorganization will be the same as the aggregate tax basis of the Acquired Fund Shares exchanged therefor by such shareholder.

(8)  The holding period of the Acquiring Fund Shares received by the shareholders of the Acquired Fund will include the holding period of the Acquired Fund Shares surrendered in exchange therefore, provided that the Acquired Fund Shares were held as a capital asset on the Closing Date.

No opinion will be expressed as to the effect of the Reorganization on (i) the taxable year of any Acquired Fund shareholder, (ii) the Acquired Fund or the Acquiring Fund with respect to any asset as to which a mark-to-market system of accounting, the passive foreign investment company rules under Section 1297(a) of the Code, the personal holding company rules under Section 542 of the Code, or Section 1256 of the Code applies, or (iii) any shares held as a result of or attributable to compensation for services by any person.

Such opinion shall be based on customary assumptions, limitations and such representations as Paul Hastings LLP may reasonably request, and the Acquired Fund and Acquiring Fund will cooperate to make and certify the accuracy of such representations. Such opinion may contain such assumptions and limitations as shall be in the opinion of such counsel appropriate to render the opinions expressed therein. Notwithstanding anything herein to the contrary, neither party may waive the condition set forth in this paragraph 6.3(d).

(e)  U.S. Bank shall have delivered such certificates or other documents as set forth in paragraph 3.2.

(f)  The Transfer Agent shall have delivered to the Acquiring Fund a certificate of its authorized officer as set forth in paragraph 3.3.

(g)  The Acquiring Fund shall have issued and delivered to the Secretary of the Acquired Fund the confirmation as set forth in paragraph 3.3.

(h)  Each party shall have delivered to the other such bills of sale, checks, assignments, receipts or other documents as reasonably requested by such other party or its counsel.

ARTICLE VII

INDEMNIFICATION

7.1  Indemnification by the Acquiring Fund. The Acquiring Fund agrees to indemnify and hold harmless the Acquired Fund, and its directors, officers, employees and agents (the "Acquired Fund Indemnified Parties"), from and against any and all losses, claims, damages, liabilities or expenses (including, without limitation, the payment of reasonable legal fees and reasonable costs of investigation) to which the Acquired Fund Indemnified Parties may become subject, insofar as such loss, claim, damage, liability or expense (or actions with respect thereto) arises out of or is based on (a) any breach by the Acquiring Fund of any of its representations, warranties, covenants or agreements set forth in this Agreement or (b) any act, error, omission, neglect, misstatement, materially misleading statement, breach of duty or other act wrongfully done or attempted to be committed by the Acquiring Fund or the members of the Acquiring Fund's Board of Directors or its officers prior to the Closing Date, provided that this indemnification shall not apply to the extent such loss, claim, damage, liability or expense (or actions with respect thereto) shall be due to any negligent, intentional or fraudulent act, omission or error of the Acquired Fund or its respective directors, officers, employees or agents.

7.2  Indemnification by the Acquired Fund. The Acquired Fund agrees to indemnify and hold harmless the Acquiring Fund, and its directors, officers, employees and agents (the "Acquiring Fund Indemnified Parties") from and against any and all losses, claims, damages, liabilities or expenses (including, without limitation, the payment of reasonable legal fees and reasonable costs of investigation) to which the Acquiring Fund Indemnified Parties may become subject, insofar as such loss, claim, damage, liability or expense (or actions with respect thereto) arises out of or is based on (a) any breach by the Acquired Fund of any of its representations, warranties, covenants or agreements set forth in this Agreement or (b) any act, error, omission, neglect, misstatement, materially misleading statement, breach of duty or other act wrongfully done or attempted to be committed by the Acquired Fund or the members of the Acquired Fund's Board of Directors or its officers prior to the Closing Date, provided that this indemnification shall not apply to the extent such loss, claim, damage, liability or expense (or actions with respect thereto) shall be due to any negligent, intentional or fraudulent act, omission or error of the Acquiring Fund or its respective directors, officers, employees or agents.

7.3  Liability of the Acquired Fund. The Acquiring Fund understands and agrees that the obligations of the Acquired Fund under this Agreement shall not be binding upon any director, shareholder, nominee, officer, agent or employee of the Acquired Fund personally, but bind only the Acquired Fund and the Acquired Fund's property. Moreover, all persons shall look only to the assets of the Acquired Fund to satisfy the obligations of the Acquired Fund hereunder. The Acquiring Fund represents that it has notice of the provisions of the charter of the Acquired Fund disclaiming such director and officer liability for acts or obligations of the Acquired Fund.

7.4  Liability of the Acquiring Fund. The Acquired Fund understands and agrees that the obligations of the Acquiring Fund under this Agreement shall not be binding upon any director, shareholder, nominee, officer, agent or employee of the Acquiring Fund personally, but bind only the Acquiring Fund and the Acquiring Fund's property. Moreover, all persons shall look only to the assets of the Acquiring Fund to satisfy the obligations of the Acquiring Fund thereunder. The Acquired Fund represents that it has notice of the provisions of the charter of the Acquiring Fund disclaiming such director and officer liability for acts or obligations of the Acquiring Fund.

ARTICLE VIII

BROKERAGE FEES AND EXPENSES

8.1  No Broker or Finder Fees. The Acquiring Fund and the Acquired Fund represent and warrant to each other that there are no brokers or finders entitled to receive any payments in connection with the transactions provided for herein.

ARTICLE IX

AMENDMENTS AND TERMINATION

9.1  Amendments. This Agreement may be amended, modified or supplemented in such manner as may be deemed necessary or advisable by the authorized officers of either the Acquired Fund or the Acquiring Fund, respectively; provided, however, that following the approval of this Agreement by the shareholders of the Acquired Fund pursuant to paragraph 6.3(a) of this Agreement, no such amendment may have the effect of changing the provisions for determining the number of Acquiring Fund Shares to be issued to the Acquired Fund Shareholders under this Agreement to the detriment of such shareholders without their further approval.

9.2  Termination. This Agreement may be terminated and the transactions contemplated hereby may be abandoned by resolution of the Board of Directors of the Acquired Fund or the Acquiring Fund, respectively, at any time prior to the Effective Time, if circumstances should develop that, in the opinion of such Board of Directors, make proceeding with the Agreement inadvisable.

ARTICLE X

NOTICES

10.1  Any notice, report, statement or demand required or permitted by any provisions of this Agreement shall be in writing and shall be given by facsimile, electronic delivery (i.e., e-mail) personal service or prepaid or certified mail addressed as follows:

[Name of Fund]
Brookfield Place
250 Vesey Street, 15th Floor
New York, New York 10281-1023
Attention: General Counsel

With copies (which shall not constitute notice) to:

Paul Hastings LLP
200 Park Avenue
New York, New York 10166
Attention: Michael R. Rosella, Esq.

ARTICLE XI

MISCELLANEOUS

11.1  Entire Agreement. Each Fund agrees that it has not made any representation, warranty or covenant not set forth herein, and that this Agreement constitutes the entire agreement between the parties.

11.2  Survival. The representations, warranties and covenants contained in this Agreement or in any document delivered pursuant hereto or in connection herewith, and the obligations with respect to indemnification of the Acquired Fund and Acquiring Fund contained in paragraphs 7.1 and 7.2, shall survive the Closing.

11.3  Headings. The Article and paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

11.4  Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Maryland without regard to its principles of conflicts of laws.

11.5  Assignment. This Agreement shall bind and inure to the benefit of the parties hereto and their respective successors and assigns, but no assignment or transfer hereof or of any rights or obligations hereunder shall be made by any party without the written consent of the other party. Nothing herein expressed or implied is intended or shall be construed to confer upon or give any person, firm or corporation, other than the parties hereto and their respective successors and assigns, any rights or remedies under or by reason of this Agreement.

11.6  Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all taken together shall constitute one agreement.

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed as of the [ ] day of [ ], 2016.

[Target Fund]		Brookfield Real Assets Income Fund Inc.
By:	/s/ [ ]	By:	/s/ [ ]
Name:	[ ]	Name:	[ ]
Title:	[ ]	Title:	[ ]

(This page has been left blank intentionally.)

STATEMENT OF ADDITIONAL INFORMATION

RELATING TO THE REORGANIZATIONS OF
BROOKFIELD MORTGAGE OPPORTUNITY INCOME FUND INC.
BROOKFIELD TOTAL RETURN FUND INC.
BROOKFIELD HIGH INCOME FUND INC.
AND
BROOKFIELD REAL ASSETS INCOME FUND INC.

This Statement of Additional Information is available to the shareholders of (i) Brookfield Mortgage Opportunity Income Fund Inc. (“BOI”) and (ii) Brookfield Real Assets Income Fund Inc. (“RA” or the “Acquiring Fund”) in connection with the proposed reorganizations (each a “Reorganization” and collectively, the “Reorganizations”) whereby each of BOI, Brookfield Total Return Fund Inc. (“HTR”) and Brookfield High Income Fund Inc. (“HHY”) (each a “Target Fund” and collectively, the “Target Funds”, and together with the Acquiring Fund, the “Funds”) will transfer all of its assets to RA in exchange for shares of common stock of RA and the assumption by RA of all of the liabilities of that Target Fund.  The term “Combined Fund” will refer to RA as the surviving fund after the Reorganizations. Thereafter, each Target Fund will terminate its registration under the Investment Company Act of 1940, as amended (the “1940 Act”) and liquidate and dissolve pursuant to Maryland law.  In each Reorganization, the holders of outstanding shares of common stock of each Target Fund will receive newly-issued shares of common stock of RA, $0.001 par value per share, in a liquidating distribution.  The aggregate net asset value of shares of RA common stock received by the common shareholders of each Target Fund in a Reorganization will equal the aggregate net asset value of applicable shares of common stock held by such shareholders immediately prior to that Reorganization.  Unless otherwise defined herein, capitalized terms have the meanings given to them in the Joint Proxy Statement/Prospectus dated September [ ], 2016.

This Statement of Additional Information is not a prospectus and should be read in conjunction with the Joint Proxy Statement/Prospectus dated September [ ], 2016, relating to the proposed Reorganizations.  A copy of the Joint Proxy Statement/Prospectus may be obtained, without charge, by writing to the Fund at Brookfield Place, 250 Vesey Street, 15th Floor, New York, New York 10281-1023, or by calling (855) 777-8001.

The Acquiring Fund will provide, without charge, upon the written or oral request of any person to whom this Statement of Additional Information is delivered, a copy of any and all documents that have been incorporated by reference in the registration statement of which this Statement of Additional Information is a part.

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INVESTMENT OBJECTIVES AND POLICIES OF THE FUNDS

The following information supplements the discussion of the Funds’ investment objectives, policies and techniques that are described in the Joint Proxy Statement/Prospectus.

RISK FACTORS AND SPECIAL CONSIDERATIONS

The following information supplements the discussion of the Funds’ risk factors that are described in the Joint Proxy Statement/Prospectus and the preceding discussion of the Funds’ investment objectives, policies and techniques.

Derivatives (All Funds)

Generally, a derivative is a financial contract the value of which depends upon, or is derived from, the value of an underlying asset, reference rate or index.  Derivatives generally take the form of contracts under which the parties agree to payments between them based upon the performance of a wide variety of underlying references, such as stocks, bonds, commodities, interest rates, currency exchange rates, and various domestic and foreign indices.  Derivative instruments that each Fund may use include options contracts, futures contracts, options on futures contracts, and forward currency contracts.

Each Fund may use derivatives for a variety of reasons, including as a substitute for investing directly in securities and currencies, as an alternative to selling a security short, as part of a hedging strategy (that is, for the purpose of reducing risk to a Fund), or for other purposes related to the management of a Fund.  Derivatives permit a Fund to increase or decrease the level of risk, or change the character of the risk, to which its portfolio is exposed in much the same way as a Fund can increase or decrease the level of risk, or change the character of the risk, of its portfolio by making investments in specific securities.  However, derivatives may entail investment exposures that are greater than their cost would suggest.  As a result, a small investment in derivatives could have a large impact on a Fund’s performance.

Derivatives can be volatile and involve various types and degrees of risk, depending upon the characteristics of the particular derivative and the portfolio as a whole.  If a Fund invests in derivatives at inopportune times or judges market conditions incorrectly, such investments may lower that Fund’s return or result in a loss.  A Fund also could experience losses or limit its gains if the performance of its derivatives is poorly correlated with the underlying instruments or that Fund’s other investments, or if a Fund is unable to liquidate its position because of an illiquid secondary market.  The market for derivatives is, or suddenly can become, illiquid.  Changes in liquidity may result in significant, rapid and unpredictable changes in the prices for derivatives.

While transactions in some derivatives may be effected on established exchanges, many other derivatives are privately negotiated and entered into in the over-the-counter market with a single counterparty.  When exchange-traded derivatives are purchased and sold, a clearing agency associated with the exchange stands between each buyer and seller and effectively guarantees performance of each contract, either on a limited basis through a guaranty fund or to the full extent of the clearing agency’s balance sheet.  Transactions in over-the-counter derivatives have no such protection.  Each party to an over-the-counter derivative bears the risk that its direct counterparty will default.  In addition, over-the-counter derivatives may be less liquid than exchange-traded derivatives since the other party to the transaction may be the only investor with sufficient understanding of the derivative to be interested in bidding for it.

Derivatives generally involve leverage in the sense that the investment exposure created by the derivative is significantly greater than a Fund’s initial investment in the derivative.  A Fund may be required to segregate permissible liquid assets, or engage in other permitted measures, to “cover” a Fund’s obligations relating to its transactions in derivatives.  For example, in the case of futures contracts or forward contracts that are not contractually required to cash settle, a Fund must set aside liquid assets equal to such contracts’ full notional value (generally, the total numerical value of the asset underlying a future or forward contract at the time of valuation) while the positions are open.  With respect to futures contracts or forward contracts that are contractually required to cash settle, however, a Fund is permitted to set aside liquid assets in an amount equal to a Fund’s daily mark-to-

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market net obligation (i.e., a Fund’s daily net liability) under the contracts, if any, rather than such contracts’ full notional value.  By setting aside assets equal to only its net obligations under cash-settled futures and forward contracts, a Fund may employ leverage to a greater extent than if a Fund were required to segregate assets equal to the full notional value of such contracts.

Derivatives also may involve other types of leverage.  For example, an instrument linked to the value of a securities index may return income calculated as a multiple of the price movement of the underlying index.  This leverage will increase the volatility of these derivatives since they may increase or decrease in value more quickly than the underlying instruments.

Each Fund may employ new derivative instruments and strategies when they are developed, if those investment methods are consistent with a Fund’s investment objective and are permissible under applicable regulations governing that Fund.

Options (All Funds)

A call option is a contract that gives the holder of the option the right to buy from the writer of the call option, in return for a premium, the security or currency underlying the option at a specified exercise price at any time during the term of the option.  The writer of the call option has the obligation, upon exercise of the option, to deliver the underlying security or currency upon payment of the exercise price during the option period.

A put option is a contract that gives the holder of the option the right, in return for a premium, to sell to the seller the underlying security at a specified price.  The seller of the put option has the obligation to buy the underlying security upon exercise at the exercise price.

A call option is “covered” if a Fund owns the underlying instrument covered by the call or has an absolute and immediate right to acquire that instrument without additional cash consideration (or for additional cash consideration held in a segregated account by its custodian) upon conversion or exchange of other instruments held in its portfolio.  A call option is also covered if a Fund holds a call option on the same instrument as the call option written where the exercise price of the call option held is (i) equal to or less than the exercise price of the call option written or (ii) greater than the exercise price of the call option written if the difference is maintained by the Fund in cash, U.S. government securities or other high -grade short-term obligations in a segregated account with its custodian.  A call option is “uncovered” if the underlying security covered by the call is not held by a Fund.  A put option is “covered” if a Fund maintains cash or other liquid securities with a value equal to the exercise price in a segregated account with its custodian, or else holds a put option on the same instrument as the put option written where the exercise price of the put option held is equal to or greater than the exercise price of the put option written.

If a Fund has written an option, it may terminate its obligation by effecting a closing purchase transaction.  This is accomplished by purchasing an option of the same series as the option previously written.  However, once a Fund has been assigned an exercise notice, the Fund will be unable to effect a closing purchase transaction.  Similarly, if a Fund is the holder of an option it may liquidate its position by effecting a closing sale transaction.  This is accomplished by selling an option of the same series as the option previously purchased.  There can be no assurance that either a closing purchase or sale transaction can be effected when a Fund so desires.

A Fund will realize a profit from a closing transaction if the price of the transaction is less than the premium received from writing the option, or is more than the premium paid to purchase the option; the Fund will realize a loss from a closing transaction if the price of the transaction is more than the premium received from writing the option, or is less than the premium paid to purchase the option.  Since call option prices generally reflect increases in the price of the underlying security, any loss resulting from the repurchase of a call option may also be wholly or partially offset by unrealized appreciation of the underlying security.  Other principal factors affecting the market value of a put or a call option include supply and demand, interest rates, the current market price and price volatility of the underlying security and the time remaining until the expiration date of the option.  Gains and losses on investments in options depend, in part, on the ability of Brookfield Investment Management Inc. (the “Adviser”) to correctly predict the effect of these factors.  The use of options cannot serve as a complete hedge since the price

4

movement of securities underlying the options will not necessarily follow the price movements of the portfolio securities subject to the hedge.

An option position may be closed out only on an exchange that provides a secondary market for an option of the same series or in a private transaction.  Although a Fund will generally purchase or write only those options for which there appears to be an active secondary market, there is no assurance that a liquid secondary market on an exchange will exist for any particular option.  In such event it might not be possible to effect closing transactions in particular options, in which case a Fund would have to exercise its options in order to realize any profit and would incur brokerage commissions upon the exercise of call options and upon the subsequent disposition of underlying securities for the exercise of put options.  If a Fund, as a covered call option writer, is unable to effect a closing purchase transaction in a secondary market, it will not be able to sell the underlying security until the option expires or it delivers the underlying security upon exercise, or otherwise covers the position.

To the extent that a Fund purchases options pursuant to a hedging strategy, a Fund will be subject to the following additional risks.  If a put or call option purchased by a Fund is not sold when it has remaining value, and if the market price of the underlying security remains equal to or greater than the exercise price (in the case of a put), or remains less than or equal to the exercise price (in the case of a call), the Fund will lose its entire investment in the option.

Where a put or call option on a particular security is purchased to hedge against price movements in that or a related security, the price of the put or call option may move more or less than the price of the security.  If restrictions on exercise are imposed, a Fund may be unable to exercise an option it has purchased.  If a Fund is unable to close out an option that it has purchased on a security, it will have to exercise the option in order to realize any profit, or the option may expire worthless.

Options on Securities Indices (All Funds)

Options on securities indices are similar to options on stocks except that, rather than the right to take or make delivery of stock at a specified price, an option on a securities index gives the holder the right to receive, upon exercise of the option, an amount of cash if the closing level of the securities index upon which the option is based is greater than, in the case of a call option, or less than, in the case of a put option, the exercise price of the option.

A Fund’s successful use of options on indices depends upon its ability to predict the direction of the market and is subject to various additional risks.  The correlation between movements in the index and the price of the securities being hedged against is imperfect and the risk from imperfect correlation increases as the composition of a Fund diverges from the composition of the relevant index.  Accordingly, a decrease in the value of the securities being hedged against may not be wholly offset by a gain on the exercise or sale of a securities index put option held by a Fund.

Options on Foreign Currencies (RA, BOI and HHY only)

Instead of purchasing or selling currency futures (as described below), a Fund may attempt to accomplish similar objectives by purchasing put or call options on currencies or by writing put options or call options on currencies either on exchanges or in OTC markets.  A put option gives a Fund the right to sell a currency at the exercise price until the option expires.  A call option gives a Fund the right to purchase a currency at the exercise price until the option expires.  Both types of options serve to insure against adverse currency price movements in the underlying portfolio assets designated in a given currency.  A Fund’s use of options on currencies will be subject to the same limitations as its use of options on securities described above and in the Joint Proxy Statement/Prospectus.  Currency options may be subject to position limits that may limit the ability of a Fund to fully hedge its positions by purchasing the options.

As in the case of interest rate futures contracts and options thereon, described below, a Fund may hedge against the risk of a decrease or increase in the U.S. dollar value of a foreign currency denominated debt security that a Fund owns or intends to acquire by purchasing or selling options contracts, futures contracts or options thereon with respect to a foreign currency other than the foreign currency in which such debt security is

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denominated, where the values of such different currencies (vis-a-vis the U.S. dollar) historically have a high degree of positive correlation.

Futures Contracts and Options on Futures (All Funds)

A financial futures contract is an agreement to purchase or sell an agreed amount of securities or currencies at a set price for delivery in the future.  These futures contracts and related options may be on debt securities, financial indices, securities indices, U.S. government securities and foreign currencies.

A Fund will not enter into futures contracts or options on futures contracts unless (i) the aggregate initial margins and premiums do not exceed 5% of the fair market value of its assets and (ii) the aggregate market value of its outstanding futures contracts and the market value of the currencies and futures contracts subject to outstanding options written by the Fund, as the case may be, do not exceed 50% of its total assets.  It is anticipated that these investments, if any, will be made by a Fund solely for the purpose of hedging against changes in the value of its portfolio securities and in the value of securities it intends to purchase.  Such investments will only be made if they are economically appropriate to the reduction of risks involved in the management of a Fund.  In this regard, a Fund may enter into futures contracts or options on futures for the purchase or sale of securities indices or other financial instruments including but not limited to U.S. government securities.

A “sale” of a futures contract (or a “short” futures position) means the assumption of a contractual obligation to deliver the securities underlying the contract at a specified price at a specified future time.  A “purchase” of a futures contract (or a “long” futures position) means the assumption of a contractual obligation to acquire the securities underlying the contract at a specified price at a specified future time.  Certain futures contracts, including stock and bond index futures, are settled on a net cash payment basis rather than by the sale and delivery of the securities underlying the futures contracts.

No consideration will be paid or received by a Fund upon the purchase or sale of a futures contract.  Initially, a Fund will be required to deposit with the broker an amount of cash or cash equivalents equal to approximately 1% to 10% of the contract amount (this amount is subject to change by the exchange or board of trade on which the contract is traded and brokers or members of such board of trade may charge a higher amount).  This amount is known as the “initial margin” and is in the nature of a performance bond or good faith deposit on the contract.  Subsequent payments, known as “variation margin,” to and from the broker will be made daily as the price of the index or security underlying the futures contract fluctuates.  At any time prior to the expiration of the futures contract, a Fund may elect to close the position by taking an opposite position, which will operate to terminate its existing position in the contract.

An option on a futures contract gives the purchaser the right, in return for the premium paid, to assume a position in a futures contract at a specified exercise price at any time prior to the expiration of the option.  Upon exercise of an option, the delivery of the futures position by the writer of the option to the holder of the option will be accompanied by delivery of the accumulated balance in the writer’s futures margin account attributable to that contract, which represents the amount by which the market price of the futures contract exceeds, in the case of a call option, or is less than, in the case of a put option, the exercise price of the option on the futures contract.  The potential loss related to the purchase of an option on a futures contract is limited to the premium paid for the option (plus transaction costs).  Because the value of the option purchased is fixed at the point of sale, there are no daily cash payments by the purchaser to reflect changes in the value of the underlying contract; however, the value of the option does change daily and that change would be reflected in the net assets of a Fund.

Futures and options on futures entail certain risks, including but not limited to the following:  no assurance that futures contracts or options on futures can be offset at favorable prices, possible reduction of the yield of a Fund due to the use of hedging, possible reduction in value of both the securities hedged and the hedging instrument, possible lack of liquidity due to daily limits on price fluctuations, imperfect correlation between the contracts and the securities being hedged, losses from investing in futures transactions that are potentially unlimited and the segregation requirements described below.

In the event a Fund sells a put option or enters into long futures contracts, under current interpretations of the 1940 Act, an amount of cash, U.S. government securities or other liquid securities equal to the market value of

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the contract must be deposited and maintained in a segregated account with a Fund’s custodian (the “Custodian”) to collateralize the positions, in order for a Fund to avoid being treated as having issued a senior security in the amount of its obligations.  For short positions in futures contracts and sales of call options, a Fund may establish a segregated account (not with a futures commission merchant or broker) with cash, U.S. government securities or other high grade debt securities that, when added to amounts deposited with a futures commission merchant or a broker as margin, equal the market value of the instruments or currency underlying the futures contracts or call options, respectively (but are no less than the stock price of the call option or the market price at which the short positions were established).

Interest Rate Futures Contracts and Options Thereon (All Funds)

A Fund may purchase or sell interest rate futures contracts to take advantage of or to protect a Fund against fluctuations in interest rates affecting the value of debt securities that a Fund holds or intends to acquire.  For example, if interest rates are expected to increase, a Fund might sell futures contracts on debt securities, the values of which historically have a high degree of positive correlation to the values of a Fund’s portfolio securities.  Such a sale would have an effect similar to selling an equivalent value of a Fund’s portfolio securities.  If interest rates increase, the value of a Fund’s portfolio securities will decline, but the value of the futures contracts to a Fund will increase at approximately an equivalent rate thereby keeping the net asset value (“NAV”) of a Fund from declining as much as it otherwise would have.  A Fund could accomplish similar results by selling debt securities with longer maturities and investing in debt securities with shorter maturities when interest rates are expected to increase.  However, since the futures market may be more liquid than the cash market, the use of futures contracts as a risk management technique allows a Fund to maintain a defensive position without having to sell its portfolio securities.

Similarly, a Fund may purchase interest rate futures contracts when it is expected that interest rates may decline.  The purchase of futures contracts for this purpose constitutes a hedge against increases in the price of debt securities (caused by declining interest rates), which a Fund intends to acquire.  Since fluctuations in the value of appropriately selected futures contracts should approximate that of the debt securities that will be purchased, a Fund can take advantage of the anticipated rise in the cost of the debt securities without actually buying them.  Subsequently, a Fund can make its intended purchase of the debt securities in the cash market and currently liquidate its futures position.  To the extent a Fund enters into futures contracts for this purpose, it will maintain in a segregated asset account with a Fund’s Custodian, assets sufficient to cover a Fund’s obligations with respect to such futures contracts, which will consist of cash or other liquid securities from its portfolio in an amount equal to the difference between the fluctuating market value of such futures contracts and the aggregate value of the initial margin deposited by a Fund with its Custodian with respect to such futures contracts.

The purchase of a call option on a futures contract is similar in some respects to the purchase of a call option on an individual security.  Depending on the pricing of the option compared to either the price of the futures contract upon which it is based or the price of the underlying debt securities, it may or may not be less risky than ownership of the futures contract or underlying debt securities.  As with the purchase of futures contracts, when a Fund is not fully invested it may purchase a call option on a futures contract to hedge against a market advance due to declining interest rates.

The purchase of a put option on a futures contract is similar to the purchase of protective put options on portfolio securities.  A Fund will purchase a put option on a futures contract to hedge a Fund’s portfolio against the risk of rising interest rates and a consequent reduction in the value of portfolio securities.

The writing of a call option on a futures contract constitutes a partial hedge against declining prices of the securities that are deliverable upon exercise of the futures contract.  If the futures price at expiration of the option is below the exercise price, a Fund will retain the full amount of the option premium, which provides a partial hedge against any decline that may have occurred in a Fund’s portfolio holdings.  The writing of a put option on a futures contract constitutes a partial hedge against increasing prices of the securities that are deliverable upon exercise of the futures contract.  If the futures price at expiration of the option is higher than the exercise price, a Fund will retain the full amount of the option premium, which provides a partial hedge against any increase in the price of debt securities that a Fund intends to purchase.  If a put or call option a Fund has written is exercised, a Fund will incur a loss which will be reduced by the amount of the premium it received.  Depending on the degree of correlation

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between changes in the value of its portfolio securities and changes in the value of its futures positions, a Fund’s losses from options on futures it has written may to some extent be reduced or increased by changes in the value of its portfolio securities.

Currency Futures and Options Thereon (RA, BOI and HHY only)

Generally, foreign currency futures contracts and options thereon are similar to the interest rate futures contracts and options thereon discussed previously.  By entering into currency futures and options thereon, a Fund will seek to establish the rate at which it will be entitled to exchange U.S. dollars for another currency at a future time.  By selling currency futures, a Fund will seek to establish the number of dollars it will receive at delivery for a certain amount of a foreign currency.  In this way, whenever a Fund anticipates a decline in the value of a foreign currency against the U.S. dollar, a Fund can attempt to “lock in” the U.S. dollar value of some or all of the securities held in its portfolio that are denominated in that currency.  By purchasing currency futures, a Fund can establish the number of dollars it will be required to pay for a specified amount of a foreign currency in a future month.  Thus, if a Fund intends to buy non-U.S. denominated securities in the future and expects the U.S. dollar to decline against the relevant foreign currency during the period before the purchase is effected, a Fund can attempt to “lock in” the price in U.S. dollars of the securities it intends to acquire.

The purchase of options on currency futures will allow a Fund, for the price of the premium and related transaction costs it must pay for the option, to decide whether or not to buy (in the case of a call option) or to sell (in the case of a put option) a futures contract at a specified price at any time during the period before the option expires.  If a Fund, in purchasing an option, has been correct in its judgment concerning the direction in which the price of a foreign currency would move against the U.S. dollar, a Fund may exercise the option and thereby take a futures position to hedge against the risk it had correctly anticipated or close out the option position at a gain that will offset, to some extent, currency exchange losses otherwise suffered by a Fund.  If exchange rates move in a way a Fund did not anticipate, however, a Fund will have incurred the expense of the option without obtaining the expected benefit; any such movement in exchange rates may also thereby reduce, rather than enhance, a Fund’s profits on its underlying securities transactions.

Securities Index Futures Contracts and Options Thereon (All Funds)

Purchases or sales of securities index futures contracts are used for hedging purposes to attempt to protect a Fund’s current or intended investments from broad fluctuations in stock or bond prices.  For example, a Fund may sell securities index futures contracts in anticipation of or during a market decline to attempt to offset the decrease in market value of the Fund’s securities portfolio that might otherwise result.  If such decline occurs, the loss in value of portfolio securities may be offset, in whole or part, by gains on the futures position.  When a Fund is not fully invested in the securities market and anticipates a significant market advance, it may purchase securities index futures contracts in order to gain rapid market exposure that may, in part or entirely, offset increases in the cost of securities that a Fund intends to purchase.  As such purchases are made, the corresponding positions in securities index futures contracts may be closed out.  A Fund may write put and call options on securities index futures contracts for hedging purposes.

Forward Currency Exchange Contracts (RA, BOI and HHY only)

Subject to guidelines of the Board of Directors, a Fund may enter into forward foreign currency exchange contracts to protect the value of its portfolio against uncertainty in the level of future currency exchange rates between a particular foreign currency and the U.S. dollar or between foreign currencies in which its securities are or may be denominated.  A Fund may enter into such contracts on a spot (i.e., cash) basis at the rate then prevailing in the currency exchange market or on a forward basis, by entering into a forward contract to purchase or sell currency.  A forward contract on foreign currency is an obligation to purchase or sell a specific currency at a future date, which may be any fixed number of days agreed upon by the parties from the date of the contract at a price set on the date of the contract.  Forward currency contracts (i) are traded in a market conducted directly between currency traders (typically, commercial banks or other financial institutions) and their customers, (ii) generally have no deposit requirements and (iii) are typically consummated without payment of any commissions.  A Fund, however, may enter into forward currency contracts requiring deposits or involving the payment of commissions.  To assure that its forward currency contracts are not used to achieve investment leverage, a Fund will

8

segregate liquid assets consisting of cash, U.S. government securities or other liquid securities with its Custodian, or a designated sub-custodian, in an amount at all times equal to or exceeding its commitment with respect to the contracts.

Certain types of forward foreign currency exchange contracts are now regulated as swaps by the CFTC.  The regulation of such forward foreign currency exchange contracts as swaps is a recent development and there can be no assurance that the additional regulation of these types of derivatives will not have an adverse effect on a Fund if it utilizes these instruments.

The dealings of a Fund in forward foreign currency exchange contracts are limited to hedging involving either specific transactions or portfolio positions.  Transaction hedging is the purchase or sale of one forward foreign currency for another currency with respect to specific receivables or payables of a Fund accruing in connection with the purchase and sale of its portfolio securities or its payment of distributions and dividends.  Position hedging is the purchase or sale of one forward foreign currency for another currency with respect to portfolio security positions denominated or quoted in the foreign currency to offset the effect of an anticipated substantial appreciation or depreciation, respectively, in the value of the currency relative to the U.S. dollar.  In this situation, a Fund also may, for example, enter into a forward contract to sell or purchase a different foreign currency for a fixed U.S. dollar amount where it is believed that the U.S. dollar value of the currency to be sold or bought pursuant to the forward contract will fall or rise, as the case may be, whenever there is a decline or increase, respectively, in the U.S. dollar value of the currency in which its portfolio securities are denominated (this practice being referred to as a “cross hedge”).

In hedging a specific transaction, a Fund may enter into a forward contract with respect to either the currency in which the transaction is denominated or another currency deemed appropriate by the Adviser.  The amount a Fund may invest in forward currency contracts is limited to the amount of its aggregate investments in foreign currencies.

The use of forward currency contracts may involve certain risks, including the failure of the counterparty to perform its obligations under the contract, and such use may not serve as a complete hedge because of an imperfect correlation between movements in the prices of the contracts and the prices of the currencies hedged or used for cover.  A Fund will only enter into forward currency contracts with parties that the Adviser believes to be creditworthy institutions.

A forward contract on foreign currency is an obligation to purchase or sell a specific currency at a future date, which may be any fixed number of days agreed upon by the parties from the date of the contract at a price set on the date of the contract.  Forward currency contracts (i) are traded in a market conducted directly between currency traders (typically, commercial banks or other financial institutions) and their customers, (ii) generally have no deposit requirements and (iii) are typically consummated without payment of any commissions.  A Fund, however, may enter into forward currency contracts requiring deposits or involving the payment of commissions.  To assure that its forward currency contracts are not used to achieve investment leverage, a Fund will segregate liquid assets consisting of cash, U.S. government securities or other liquid securities with its Custodian, or a designated sub -custodian, in an amount at all times equal to or exceeding its commitment with respect to the contracts.

The dealings of a Fund in forward foreign currency exchange are limited to hedging involving either specific transactions or portfolio positions.  Transaction hedging is the purchase or sale of one forward foreign currency for another currency with respect to specific receivables or payables of a Fund accruing in connection with the purchase and sale of its portfolio securities or its payment of distributions and dividends.  Position hedging is the purchase or sale of one forward foreign currency for another currency with respect to portfolio security positions denominated or quoted in the foreign currency to offset the effect of an anticipated substantial appreciation or depreciation, respectively, in the value of the currency relative to the U.S. dollar.  In this situation, a Fund also may, for example, enter into a forward contract to sell or purchase a different foreign currency for a fixed U.S. dollar amount where it is believed that the U.S. dollar value of the currency to be sold or bought pursuant to the forward contract will fall or rise, as the case may be, whenever there is a decline or increase, respectively, in the U.S. dollar value of the currency in which its portfolio securities are denominated (this practice being referred to as a “cross-hedge”).

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In hedging a specific transaction, a Fund may enter into a forward contract with respect to either the currency in which the transaction is denominated or another currency deemed appropriate by the Adviser.  The amount a Fund may invest in forward currency contracts is limited to the amount of its aggregate investments in foreign currencies.

The use of forward currency contracts may involve certain risks, including the failure of the counterparty to perform its obligations under the contract, and such use may not serve as a complete hedge because of an imperfect correlation between movements in the prices of the contracts and the prices of the currencies hedged or used for cover.  A Fund will only enter into forward currency contracts with parties that the Adviser believes to be creditworthy institutions.

Special Risk Considerations Relating to Futures and Options Thereon (All Funds)

A Fund’s ability to establish and close out positions in futures contracts and options thereon will be subject to the development and maintenance of liquid markets.  Although a Fund generally will purchase or sell only those futures contracts and options thereon for which there appears to be a liquid market, there is no assurance that a liquid market on an exchange will exist for any particular futures contract or option thereon at any particular time.  In the event no liquid market exists for a particular futures contract or option thereon in which a Fund maintains a position, it may not be possible to effect a closing transaction in that contract or to do so at a satisfactory price and a Fund would have to either make or take delivery under the futures contract or, in the case of a written option, wait to sell the underlying securities until the option expires or is exercised or, in the case of a purchased option, exercise the option.  In the case of a futures contract or an option thereon which a Fund has written and which a Fund is unable to close, a Fund would be required to maintain margin deposits on the futures contract or option thereon and to make variation margin payments until the contract is closed.

Successful use of futures contracts and options thereon and forward contracts by a Fund is subject to the ability of the Adviser to predict correctly movements in the direction of interest and foreign currency rates.  If the Adviser’s expectations are not met, a Fund will be in a worse position than if a hedging strategy had not been pursued.  For example, if a Fund has hedged against the possibility of an increase in interest rates that would adversely affect the price of securities in its portfolio and the price of such securities increases instead, a Fund will lose part or all of the benefit of the increased value of its securities because it will have offsetting losses in its futures positions.  In addition, in such situations, if a Fund has insufficient cash to meet daily variation margin requirements, it may have to sell securities to meet the requirements.  These sales may be, but will not necessarily be, at increased prices that reflect the rising market.  A Fund may have to sell securities at a time when it is disadvantageous to do so.

Additional Risks of Foreign Options, Futures Contracts, Options on Futures Contracts and Forward Contracts (RA, BOI and HHY only)

Options, futures contracts and options thereon and forward contracts on securities and currencies may be traded on foreign exchanges.  Such transactions may not be regulated as effectively as similar transactions in the United States, may not involve a clearing mechanism and related guarantees, and are subject to the risk of governmental actions affecting trading in, or the prices of, securities of foreign issuers (“Foreign Securities”).  The value of such positions also could be adversely affected by (i) other complex foreign political, legal and economic factors, (ii) lesser availability than in the United States of data on which to make trading decisions, (iii) delays in a Fund’s ability to act upon economic events occurring in the foreign markets during non-business hours in the United States, (iv) the imposition of different exercise and settlement terms and procedures and margin requirements than in the United States and (v) less trading volume.

Exchanges on which options, futures, options on futures and forward contracts are traded may impose limits on the positions that a Fund may take in certain circumstances.

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Exclusion from Definition of Commodity Pool Operator (All Funds)

Pursuant to amendments by the Commodity Futures Trading Commission to Rule 4.5 under the Commodity Exchange Act (“CEA”), the Adviser has filed a notice of exemption from registration as a “commodity pool operator” with respect to each Fund.  Each Fund and the Adviser are therefore not subject to registration or regulation as a commodity pool operator under the CEA.  In order to claim the Rule 4.5 exemption, a Fund is significantly limited in its ability to invest in commodity futures, options and swaps (including securities futures, broad-based stock index futures and financial futures contracts).

Risks of Currency Transactions (RA, BOI and HHY only)

Currency transactions are also subject to risks different from those of other portfolio transactions.  Because currency control is of great importance to the issuing governments and influences economic planning and policy, purchases and sales of currency and related instruments can be adversely affected by government exchange controls, limitations or restrictions on repatriation of currency, and manipulation, or exchange restrictions imposed by governments.  These forms of governmental action can result in losses to a Fund if it is unable to deliver or receive currency or monies in settlement of obligations and could also cause hedges it has entered into to be rendered useless, resulting in full currency exposure as well as incurring transaction costs.

Swap Agreements and Options on Swap Agreements (All Funds)

Swap agreements are two party contracts entered into for periods ranging from a few weeks to more than one year.  In a standard “swap” transaction, two parties agree to exchange the returns (or differentials in rates of return) earned or realized on particular predetermined investments or instruments, which may be adjusted for an interest factor.  The gross returns to be exchanged or “swapped” between the parties are generally calculated with respect to a “notional amount,” i.e., the return on or increase in value of a particular dollar amount invested at a particular interest rate, in a particular foreign currency, or in a “basket” of securities or commodities representing a particular index.  A “quanto” or “differential” swap combines both an interest rate and a currency transaction.  Other forms of swap agreements include interest rate caps, under which, in return for a premium, one party agrees to make payments to the other to the extent that interest rates exceed a specified rate, or “cap”; interest rate floors, under which, in return for a premium, one party agrees to make payments to the other to the extent that interest rates fall below a specified rate, or “floor”; and interest rate collars, under which a party sells a cap and purchases a floor or vice versa in an attempt to protect itself against interest rate movements exceeding given minimum or maximum levels.

Each Fund, except HTR, may also invest in commodity swap agreements.  For example, an investment in a commodity swap agreement may involve the exchange of floating-rate interest payments for the total return on a commodity index.  In a total return commodity swap, a Fund will receive the price appreciation of a commodity index, a portion of the index, or a single commodity in exchange for paying an agreed-upon fee.  If the commodity swap is for one period, a party may pay a fixed fee, established at the outset of the swap.  However, if the term of the commodity swap is more than one period, with interim swap payments, a party may pay an adjustable or floating fee.  With a “floating” rate, the fee may be pegged to a base rate, such as the London Interbank Offered Rate, and is adjusted each period.  Therefore, if interest rates increase over the term of the swap contract, a party may be required to pay a higher fee at each swap reset date.

Each Fund, except HTR, also may enter into swap options.  A swap option is a contract that gives a counterparty the right (but not the obligation) in return for payment of a premium, to enter into a new swap agreement or to shorten, extend, cancel or otherwise modify an existing swap agreement, at some designated future time on specified terms.  Depending on the terms of the particular option agreement, a Fund will generally incur a greater degree of risk when it writes a swap option than it will incur when it purchases a swap option.  When a Fund purchases a swap option, it risks losing only the amount of the premium it has paid should it decide to let the option expire unexercised.  However, when a Fund writes a swap option, upon exercise of the option a Fund will become obligated according to the terms of the underlying swap agreement.

Some types of swap agreements entered into by a Fund calculate the obligations of the parties to the agreements on a “net basis.” Consequently, a Fund’s current obligations (or rights) under such swap agreements will generally be equal only to the net amount to be paid or received under the agreements based on the relative values of

11

the positions held by each party to the agreement (the “net amount”).  A Fund’s current obligations under a swap agreement will be accrued daily (offset against any amounts owed to that Fund).

A swap agreement may be considered a form of leverage, and could magnify a Fund’s gains or losses.  Whether a Fund’s use of swap agreements or swap options will be successful will depend on the Adviser’s ability to predict correctly whether certain types of investments are likely to produce greater returns than other investments.  Because they are two party contracts and because they may have terms of greater than seven days, swap agreements may be considered to be illiquid.  Moreover, a Fund bears the risk of loss of the amount expected to be received under a swap agreement in the event of the default or bankruptcy of a swap agreement counterparty.  Certain restrictions imposed on a Fund by the Internal Revenue Code of 1986, as amended (the “Code”) may limit a Fund’s ability to use swap agreements.  It is possible that developments in the swaps market, including potential government regulation, could adversely affect a Fund’s ability to terminate existing swap agreements or to realize amounts to be received under such agreements.

Swaps are highly specialized instruments that require investment techniques, risk analyses, and tax planning different from those associated with traditional investments.  The use of a swap requires an understanding not only of the referenced asset, reference rate, or index but also of the swap itself, without the benefit of observing the performance of the swap under all possible market conditions.  Swap agreements may be subject to liquidity risk, which exists when a particular swap is difficult to purchase or sell.  If a swap transaction is particularly large or if the relevant market is illiquid (as is the case with many over -the-counter swaps), it may not be possible to initiate a transaction or liquidate a position at an advantageous time or price, which may result in significant losses.

Like most other investments, swap agreements are subject to the risk that the market value of the instrument will change in a way detrimental to a Fund’s interest.  A Fund bears the risk that the Adviser will not accurately forecast future market trends or the values of assets, reference rates, indexes, or other economic factors in establishing swap positions for the Fund.  If the Adviser attempts to use a swap as a hedge against, or as a substitute for, a portfolio investment, a Fund will be exposed to the risk that the swap will have or will develop imperfect or no correlation with the portfolio investment.  This could cause substantial losses for a Fund.  While hedging strategies involving swap instruments can reduce the risk of loss, they can also reduce the opportunity for gain or even result in losses by offsetting favorable price movements in other Fund investments.  Many swaps are complex and often valued subjectively.

The U.S. Government recently enacted legislation that provides for new regulation of swap agreements, including clearing, margin, reporting, recordkeeping and registration requirements.  Because the legislation leaves much to rule making, its ultimate impact remains unclear.  New regulations could, among other things, restrict a Fund’s ability to engage in swap transactions (for example, by making certain types of swap transactions no longer available to that Fund) and/or increase the costs of such swap transactions (for example, by increasing margin or capital requirements), and a Fund may be unable to execute its investment strategies as a result.  It is also unclear how the regulatory changes will affect counterparty risk.

Credit Default Swaps (All Funds)

Credit default swap agreements that a Fund may use may have as reference obligations one or more securities that are not currently held by that Fund.  The protection “buyer” in a credit default contract is generally obligated to pay the protection “seller” an upfront or a periodic stream of payments over the term of the contract provided that no credit event, such as a default, on a reference obligation has occurred.  If a credit event occurs, the seller generally must pay the buyer the “par value” (full notional value) of the swap in exchange for an equal face amount of deliverable obligations of the reference entity described in the swap, or the seller may be required to deliver the related net cash amount, if the swap is cash settled.  A Fund may be either the buyer or seller in the transaction.  If a Fund is a buyer and no credit event occurs, a Fund may recover nothing if the swap is held through its termination date.  However, if a credit event occurs, the buyer generally may elect to receive the full notional value of the swap in exchange for an equal face amount of deliverable obligations of the reference entity whose value may have significantly decreased.  As a seller, a Fund generally receives an upfront payment or a fixed rate of income throughout the term of the swap provided that there is no credit event.  As the seller, a Fund would effectively add leverage to its portfolio because, in addition to its total net assets, a Fund would be subject to investment exposure on the notional amount of the swap.

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Credit default swap agreements involve greater risks than if a Fund had invested in the reference obligation directly since, in addition to general market risks, credit default swaps are subject to illiquidity risk, counterparty risk and credit risk.  A buyer generally also will lose its investment and recover nothing should no credit event occur and the swap is held to its termination date.  If a credit event were to occur, the value of any deliverable obligation received by the seller, coupled with the upfront or periodic payments previously received, may be less than the full notional value it pays to the buyer, resulting in a loss of value to the seller.

Event-Linked Bonds (All Funds)

Each Fund may invest in “event-linked” bonds, which sometimes are referred to as “insurance-linked” or “catastrophe” bonds.  Event-linked bonds are debt obligations for which the return of principal and the payment of interest are contingent on the non-occurrence of a pre-defined “trigger” event, such as a hurricane or an earthquake of a specific magnitude.  For some event-linked bonds, the trigger event’s magnitude may be based on losses to a company or industry, index-portfolio losses, industry indexes or readings of scientific instruments rather than specified actual losses.  If a trigger event, as defined within the terms of an event-linked bond, involves losses or other metrics exceeding a specific magnitude in the geographic region and time period specified therein, a Fund may lose a portion or all of its accrued interest and/or principal invested in such event-linked bond.  A Fund is entitled to receive principal and interest payments so long as no trigger event occurs of the description and magnitude specified by the instrument.

Event-linked bonds may be issued by government agencies, insurance companies, reinsurers, special purpose corporations or other on-shore or off-shore entities.  In addition to the specified trigger events, event-linked bonds may also expose a Fund to other risks, including but not limited to issuer (credit) default, adverse regulatory or jurisdictional interpretations and adverse tax consequences.  Event-linked bonds are subject to the risk that the model used to calculate the probability of a trigger event was not accurate and underestimated the likelihood of a trigger event.  This may result in more frequent and greater than expected loss of principal and/or interest, which would adversely impact a Fund’s total returns.  Further, to the extent there are events that involve losses or other metrics, as applicable, that are at, or near, the threshold for a trigger event, there may be some delay in the return of principal and/or interest until it is determined whether a trigger event has occurred.  Finally, to the extent there is a dispute concerning the definition of the trigger event relative to the specific manifestation of a catastrophe, there may be losses or delays in the payment of principal and/or interest on the event-linked bond.  As a relatively new type of financial instrument, there is limited trading history for these securities, and there can be no assurance that a liquid market in these instruments will develop.  Lack of a liquid market may impose the risk of higher transactions costs and the possibility that a Fund may be forced to liquidate positions when it would not be advantageous to do so.

Event-linked bonds are typically rated by at least one nationally recognized rating agency, but also may be unrated.  Although each rating agency utilizes its own general guidelines and methodology to evaluate the risks of an event-linked bond, the average rating in the current market for event-linked bonds is “BB” by Standard & Poor’s or the equivalent rating for another NRSROs.  However, there are event-linked bonds rated higher or lower than “BB.”

A Fund’s investments in event-linked bonds generally will be rated B, BB or BBB at the time of purchase, although a Fund may invest in event-linked bonds rated higher or lower than these ratings, as well as event-linked bonds that are unrated. The rating for an event-linked bond primarily reflects the rating agency’s calculated probability that a pre-defined trigger event will occur.  This rating also assesses the bond’s credit risk and model used to calculate the probability of the trigger event.

Event-linked bonds typically are restricted to qualified institutional buyers and, therefore, are not subject to registration with the SEC or any state securities commission and are not listed on any national securities exchange.  The amount of public information available with respect to event-linked bonds is generally less extensive than that available for issuers of registered or exchange listed securities.  Event-linked bonds may be subject to the risks of adverse regulatory or jurisdictional determinations.  There can be no assurance that future regulatory determinations will not adversely affect the overall market for event-linked bonds.

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Event-Linked Swaps (All Funds)

Each Fund may obtain event-linked exposure by investing in event-linked swaps, which typically are contingent, or formulaically related to defined trigger events, or by pursuing similar event-linked derivative strategies.  Trigger events include hurricanes, earthquakes and weather-related phenomena.  If a trigger event occurs, a Fund may lose the swap’s notional amount.  As derivative instruments, event-linked swaps are subject to risks in addition to the risks of investing in event-linked bonds, including counterparty risk and leverage risk.

Regulation of Certain Options, Currency Transactions and Other Derivative Transactions as Swaps or Security-Based Swaps (All Funds)

The U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act, enacted in July 2010, (the “Dodd-Frank Act”) includes provisions that comprehensively regulate the over-the-counter (i.e., not exchange-traded) derivatives markets for the first time.  This regulation requires that certain of the options, currency transactions and other derivative transactions entered into by a Fund are regulated as swaps by the CFTC or regulated as security-based swaps by the SEC.

The Dodd-Frank Act generally requires swaps and security-based swaps to be submitted for clearing to regulated clearing organization (the so-called “clearing mandate”), unless an exemption from clearing applies.  Swaps and security-based swaps that are submitted for clearing will be subject to minimum initial and variation margin requirements set by the relevant clearing organization, as well as possible SEC- or CFTC-mandated margin requirements.  Accordingly, dealers of swaps and security-based swaps (usually large commercial banks or other financial institutions) as well as other market participants will be required to post margin to the clearing organizations through which their swaps and/or security-based swaps are cleared.  The SEC, CFTC and other U.S. regulators also are required to impose margin requirements on uncleared swap and uncleared security-based swap transactions.  These changes with respect to clearing and margin likely will increase a dealer’s costs, and those increased costs are expected to be passed through, at least partially, to market participants, including any fund that uses swaps or security-based swaps.

The Dodd-Frank Act also requires many swaps and security-based swaps that are currently executed on a bilateral basis in the over-the-counter market to be executed through a regulated securities, futures, or swap exchange or execution facility if those transactions are subject to the clearing mandate.  Once such requirements become effective, it may be more difficult and costly for a Fund to continue to enter into customized swap or security-based swap transactions on a bilateral basis.

In addition, dealers and major participants in the over-the-counter market are required to register with the SEC and/or CFTC.  Registered dealers and major participants are subject to minimum capital and margin requirements, business conduct standards, disclosure requirements, reporting and recordkeeping requirements, position limits, limitations on conflicts of interest, and other regulatory burdens.  These requirements may increase the overall costs for dealers and major participants in the over-the-counter market, and such increased costs are likely to be passed through, at least partially, to market participants, including any Fund that utilizes these instruments.

The cumulative effects of the Dodd-Frank Act on swap and security-based swap transactions and on participants in the derivatives market remain uncertain.

Convertible Securities (All Funds)

Each Fund may invest in convertible securities.  Convertible securities are preferred stocks or debt obligations that are convertible at a stated exchange rate or formula into common stock or other equity securities.  Convertible securities generally offer lower interest or dividend yields than non-convertible securities of similar quality.  Convertible securities rank senior to common stocks in an issuer’ capital structure and consequently may be of higher quality and entail less risk than the issuer’s common stock.  A convertible security entitles the holder to receive interest that is generally paid or accrued until the convertible security matures, or is redeemed, converted or exchanged.  Convertible securities have both equity and fixed-income risk characteristics.  Like all fixed-income

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securities, the value of convertible securities is susceptible to the risk of market losses attributable to changes in interest rates.  Generally, the market value of convertible securities tends to decline as interest rates increase and, conversely, to increase as interest rates decline.  However, when the market price of the common stock underlying a convertible security approaches or exceeds the conversion price of the convertible security, the convertible security tends to reflect the market price of the underlying common stock.  As the market price of the underlying common stock declines, the convertible security, like a fixed-income security, tends to trade increasingly on a yield basis, and thus, may not decline in price to the same extent as the underlying common stock.  The markets for convertible securities may be less liquid than markets for common stocks or bonds.  A convertible security may also be called for redemption or conversion by the issuer after a particular date and under certain circumstances (including a specified price) established upon issue.  If a convertible security held by a Fund is called for redemption or conversion, a Fund could be required to tender it for redemption, convert it into the underlying common stock, or sell it to a third party.  Convertible securities are also subject to credit risk, and are often lower-quality securities.

Securities of Investment Companies (RA, BOI and HHY only)

To the extent a Fund invests in securities of other investment companies, shareholders in a Fund may be subject to duplicative advisory fees.

Exchange-Traded Funds.  ETFs are generally structured as open-end investment companies whose shares are listed on a national securities exchange.  An ETF is similar to a traditional mutual fund, but trades at different prices during the day on a security exchange like a stock.  Similar to investments in other investment companies discussed above, a Fund’s investments in ETFs will involve duplication of management fees and other expenses since a Fund will be investing in another investment company.  In addition, a Fund’s investment in ETFs is also subject to its limitations on investments in investment companies discussed above.  To the extent a Fund invests in ETFs that focus on a particular market segment or industry, a Fund will also be subject to the risks associated with investing in those sectors or industries.  The shares of the ETFs in which a Fund invests will be listed on a national securities exchange and a Fund will purchase or sell these shares on the secondary market at their current market price, which may be more or less than their net asset value (“NAV”) per share.

As a purchaser of ETF shares on the secondary market, a Fund will be subject to the market risk associated with owning any security whose value is based on market price.  ETF shares historically have tended to trade at or near their NAV per share, but there is no guarantee that they will continue to do so.  Unlike traditional mutual funds, shares of an ETF may also be purchased and redeemed directly from an ETF only in large blocks (typically 50,000 shares or more) and only through participating organizations that have entered into contractual agreements with the ETF.  The Fund does not expect to enter into such agreements and therefore will be unable to purchase and redeem its ETF shares directly from the ETF.

An investment company’s investments in other investment companies are typically subject to statutory limitations prescribed by the 1940 Act.  Many ETFs, however, have obtained exemptive relief from the SEC to permit unaffiliated funds, such as a Fund, to invest in their shares beyond these statutory limits, subject to certain conditions and pursuant to contractual arrangements between the ETFs and the investing funds.  The Fund may rely on these exemptive orders in investing in ETFs.

Equity Securities and Related Investments (All Funds)

Investments in Equity Securities.  Equity securities, such as common stock, generally represent an ownership interest in a company.  While equity securities have historically generated higher average returns than fixed income securities, equity securities have also experienced significantly more volatility in those returns.  An adverse event, such as an unfavorable earnings report, may depress the value of a particular equity security held by a Fund.  Also, the prices of equity securities, particularly common stocks, are sensitive to general movements in the stock market.  A drop in the stock market may depress the price of equity securities held by a Fund.

Preferred Securities Risk.  Each Fund may invest in preferred shares.  Preferred shares are securities that represent an ownership interest providing the holder with claims on the issuer’s earnings and assets before common shareholders, but after bond holders and other creditors.  Preferred shares are equity securities, but they have many characteristics of fixed income securities, such as a fixed (or floating) dividend payment rate and/or a liquidity

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preference over the issuer’s common shares.  However, because preferred shares are equity securities, they may be more susceptible to risks traditionally associated with equity investments than a Fund’s fixed income securities.  Unlike debt securities, the obligations of an issuer of preferred stock, including dividend and other payment obligations, may not typically be accelerated by the holders of such preferred stock on the occurrence of an event of default or other non-compliance by the issuer of the preferred stock.  Investments in preferred stock present market and liquidity risks.  The value of a preferred stock may be highly sensitive to the economic condition of the issuer, and markets for preferred stock may be less liquid than the market for the issuer’s common stock.

Preferred stocks may differ in many of their provisions.  Among the features that differentiate preferred stocks from one another are the dividend rights, which may be cumulative or noncumulative and participating or non-participating, redemption provisions, and voting rights.  Such features will establish the income return and may affect the prospects for capital appreciation or risks of capital loss.

The market prices of preferred stocks are subject to changes in interest rates and are more sensitive to changes in an issuer’s creditworthiness than are the prices of debt securities.  Shareholders of preferred stock may suffer a loss of value if dividends are not paid.  Under ordinary circumstances, preferred stock does not carry voting rights.

Warrants and Rights (RA, BOI and HHY only)

Each Fund may invest in warrants, rights and stock purchase rights.  Stock purchase rights are instruments, frequently distributed to an issuer’s shareholders as a dividend, that entitle the holder to purchase a specific number of common shares on a specific date or during a specific period of time.  The exercise price on the rights is normally at a discount from market value of the common shares at the time of distribution.  The rights do not carry with them the right to dividends or to vote and may or may not be transferable.  Stock purchase rights are frequently used outside of the United States as a means of raising additional capital from an issuer’s current shareholders.

As a result, an investment in warrants or stock purchase rights may be considered more speculative than certain other types of investments.  In addition, the value of a warrant or a stock purchase right does not necessarily change with the value of the underlying securities, and warrants and stock purchase rights expire worthless if they are not exercised on or prior to their expiration date.

Repurchase Agreements (All Funds)

Repurchase agreements involve the acquisition by a Fund of a security, subject to an obligation of the seller to repurchase, and a Fund to resell, the security at a fixed price, usually not more than one week after its purchase.  A Fund’s custodian will have custody of securities acquired by a Fund under a repurchase agreement.  Repurchase agreements are considered by the SEC to be loans by a Fund.  In an attempt to reduce the risk of incurring a loss on the repurchase agreement, a Fund will enter into repurchase agreements only with domestic banks with total assets in excess of one billion dollars or primary government securities dealers reporting to the Federal Reserve Bank of New York with respect to the highest rated securities of the type in which a Fund may invest. It will also require that the repurchase agreement be at all times fully collateralized in an amount at least equal to the repurchase price including accrued interest earned on the underlying securities, and that the underlying securities be marked to market every business day to assure that the repurchase agreement remains fully collateralized. Certain costs may be incurred by a Fund in connection with the sale of the securities if the seller does not repurchase them in accordance with the repurchase agreement.  If bankruptcy proceedings are commenced with respect to the seller of the securities, realization on the securities by a Fund may be delayed or limited.  A Fund will consider on an ongoing basis the creditworthiness of the institutions with which it enters into repurchase agreements.

Reverse Repurchase Agreements (All Funds)

Reverse repurchase agreements involve sales by a Fund of portfolio assets concurrently with an agreement by that Fund to repurchase the same assets at a later date at a fixed price.  Generally, the effect of such a transaction is that a Fund can recover all or most of the cash invested in the portfolio securities involved during the term of the reverse repurchase agreement, which the Fund will be able to keep the interest income associated with those

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portfolio securities.  Such transactions are advantageous only if the interest cost to a Fund of the reverse repurchase transaction is less than the cost of obtaining the cash otherwise.  Opportunities to achieve this advantage may not always be available, and the Fund intends to use the reverse repurchase technique only when this will be advantageous to the Fund.

Borrowing (All Funds)

The use of borrowing by a Fund involves special risk considerations that may not be associated with other funds having similar objectives and policies.  Since substantially all of a Fund’s assets fluctuate in value, while the interest obligation resulting from a borrowing will be fixed by the terms of a Fund’s agreement with its lender, the NAV per share of a Fund will tend to increase more when its portfolio securities increase in value and to decrease more when its portfolio assets decrease in value than would otherwise be the case if a Fund did not borrow.  In addition, interest costs on borrowings may fluctuate with changing market rates of interest and may partially offset or exceed the return earned on borrowed funds.  Under adverse market conditions, a Fund might have to sell portfolio securities to meet interest or principal payments at a time when fundamental investment considerations would not favor such sales.

Securities Lending (All Funds)

Securities lending is subject to the risk that loaned securities may not be available to a Fund on a timely basis and a Fund may therefore lose the opportunity to sell the securities at a desirable price.  Any loss in the market price of securities loaned by a Fund that occurs during the term of the loan would be borne by that Fund and would adversely affect that Fund’s performance.  Also, there may be delays in recovery, or no recovery, of securities loaned or even a loss of rights in the collateral should the borrower of the securities fail financially while the loan is outstanding.

Loans of Portfolio Securities (All Funds)

The advantage of such loans is that a Fund continues to receive the income on the loaned securities while at the same time earns interest on the cash amounts deposited as collateral, which will be invested in short-term obligations.  A Fund will not lend its portfolio securities if such loans are not permitted by the laws or regulations of any state in which its shares are qualified for sale.

The SEC currently requires that the following conditions must be met whenever a Fund’s portfolio securities are loaned: (1) the Fund must receive at least 100% cash collateral from the borrower; (2) the borrower must increase such collateral whenever the market value of the securities rises above the level of such collateral; (3) the Fund must be able to terminate the loan at any time; (4) the Fund must receive reasonable interest on the loan, as well as any dividends, interest or other distributions on the loaned securities, and any increase in market value; (5) the Fund may pay only reasonable custodian fees approved by the Board in connection with the loan; (6) while voting rights on the loaned securities may pass to the borrower, the Board must terminate the loan and regain the right to vote the securities if a material event adversely affecting the investment occurs; and (7) the Fund may not loan its portfolio securities if the value of the loaned securities is more than one-third of its total asset value, including collateral received from such loans.  These conditions may be subject to future modification.

A Fund’s loans of portfolio securities will be collateralized in accordance with applicable regulatory requirements and no loan will cause the value of all loaned securities to exceed 20% of the value of the Fund’s total assets.  A Fund’s ability to lend portfolio securities may be limited by rating agency guidelines.

A loan generally may be terminated by the borrower on one business day’s notice, or by a Fund on five business days’ notice.  If the borrower fails to deliver the loaned securities within five days after receipt of notice, a Fund could use the collateral to replace the securities while holding the borrower liable for any excess of replacement cost over collateral.  As with any extensions of credit, there are risks of delay in recovery and in some cases even loss of rights in the collateral should the borrower of the securities fail financially.  However, these loans of portfolio securities will only be made to firms deemed by the Adviser to be creditworthy and when the income that can be earned from such loans justifies the attendant risks.  The Adviser and the Board of Directors will each

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oversee the creditworthiness of the contracting parties on an ongoing basis.  Upon termination of the loan, the borrower is required to return the securities to a Fund.  Any gain or loss in the market price during the loan period would inure to a Fund.  The risks associated with loans of portfolio securities are substantially similar to those associated with repurchase agreements.  Thus, if the counterparty to the loan petitions for bankruptcy or becomes subject to the U.S. Bankruptcy Code, the law regarding the rights of a Fund is unsettled.  As a result, in rare circumstances, there may be a restriction on a Fund’s ability to sell the collateral and a Fund would suffer a loss.  When voting or consent rights which accompany loaned securities pass to the borrower, a Fund will follow the policy of calling the loaned securities, to be delivered within one day after notice, to permit the exercise of such rights if the matters involved would have a material effect on the Fund’s investment in such loaned securities.  A Fund will pay reasonable finders, administrative and custodial fees in connection with a loan of its securities.

Temporary Defensive Investments (RA, BOI and HHY only)

Subject to a Fund’s investment restrictions, when a temporary defensive period is believed by the Adviser to be warranted (“temporary defensive periods”), a Fund may, without limitation, hold cash or invest its assets in securities of U.S. government sponsored instrumentalities, in repurchase agreements in respect of those instruments, and in certain high grade commercial paper instruments.  During temporary defensive periods, a Fund may without limitation hold cash or invest its assets in money market instruments and repurchase agreements in respect of those instruments.  Obligations of certain agencies and instrumentalities of the U.S. government, such as the Government National Mortgage Association, are supported by the “full faith and credit” of the U.S. government; others, such as those of the Export-Import Bank of the United States, are supported by the right of the issuer to borrow from the U.S. Treasury; others, such as those of the Federal National Mortgage Association, are supported by the discretionary authority of the U.S. government to purchase the agency’s obligations; and still others, such as those of the Student Loan Marketing Association, are supported only by the credit of the instrumentality.  No assurance can be given that the U.S. government would provide financial support to U.S. government sponsored instrumentalities if it is not obligated to do so by law.  During temporary defensive periods, a Fund may be less likely to achieve its investment objective.

U.S. Government Securities (All Funds)

U.S. government securities in which a Fund invests include debt obligations of varying maturities issued by the U.S. Treasury or issued or guaranteed by an agency, authority or instrumentality of the U.S. government, including the Federal Housing Administration, Federal Financing Bank, Farm Service Agency, Export-Import Bank of the United States, Small Business Administration, Government National Mortgage Association (“GNMA”), General Services Administration, National Bank for Cooperatives, Federal Farm Credit Banks, Federal Home Loan Banks (“FHLBs”), Federal Home Loan Mortgage Corporation (“FHLMC”), Federal National Mortgage Association (“FNMA”), Maritime Administration, Tennessee Valley Authority and various institutions that previously were or currently are part of the Farm Credit System (which has been undergoing reorganization since 1987).  Some U.S. government securities, such as U.S. Treasury bills, Treasury notes and Treasury bonds, which differ only in their interest rates, maturities and times of issuance, are supported by the full faith and credit of the United States.  Others are supported by: (i) the right of the issuer to borrow from the U.S. Treasury, such as securities of the FHLBs; (ii) the discretionary authority of the U.S. government to purchase the agency’s obligations, such as securities of FNMA; or (iii) only the credit of the issuer.  Although the U.S. government has recently provided financial support to FNMA and FHLMC, no assurance can be given that the U.S. government will provide financial support in the future to these or other U.S. government agencies, authorities or instrumentalities that are not supported by the full faith and credit of the United States.  Securities guaranteed as to principal and interest by the U.S. government, its agencies, authorities or instrumentalities include: (i) securities for which the payment of principal and interest is backed by an irrevocable letter of credit issued by the U.S. government or any of its agencies, authorities or instrumentalities; (ii) participations in loans made to non-U.S. governments or other entities that are so guaranteed; and (iii) as a result of initiatives introduced in response to the recent financial market difficulties, securities of commercial issuers or financial institutions that qualify for guarantees by U.S. government agencies like the FDIC.  The secondary market for certain loan participations described above is limited and, therefore, the participations may be regarded as illiquid.

U.S. government securities may include zero coupon securities that may be purchased when yields are attractive and/or to enhance portfolio liquidity.  Zero coupon U.S. government securities are debt obligations that are

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issued or purchased at a significant discount from face value.  The discount approximates the total amount of interest the security will accrue and compound over the period until maturity or the particular interest payment date at a rate of interest reflecting the market rate of the security at the time of issuance.  Zero coupon U.S. government securities do not require the periodic payment of interest.  These investments may experience greater volatility in market value than U.S. government securities that make regular payments of interest.  A Fund accrues income on these investments for tax and accounting purposes, which is distributable to shareholders and which, because no cash is received at the time of accrual, may require the liquidation of other portfolio securities to satisfy a Fund’s distribution obligations, in which case that Fund will forgo the purchase of additional income producing assets with these funds.  Zero coupon U.S. government securities include STRIPS and CUBES, which are issued by the U.S. Treasury as component parts of U.S. Treasury bonds and represent scheduled interest and principal payments on the bonds.

Inverse Floating Rate Securities (All Funds)

A Fund may invest in inverse floating rate obligations.  The interest on an inverse floater resets in the opposite direction from the market rate of interest to which the inverse floater is indexed.  An inverse floater may be considered to be leveraged to the extent that its interest rate varies by a magnitude that exceeds the magnitude of the change in the index rate of interest.  The higher degree of leverage inherent in inverse floaters is associated with greater volatility in their market values.

Debt Obligations of Non-U.S. Governments (RA, BOI and HHY only)

A Fund may invest in debt obligations of non-U.S. governments.  An investment in debt obligations of non-U.S. governments and their political subdivisions (sovereign debt) involves special risks that are not present in corporate debt obligations.  The non-U.S. issuer of the sovereign debt or the non-U.S. governmental authorities that control the repayment of the debt may be unable or unwilling to repay principal or interest when due, and a Fund may have limited recourse in the event of a default.  During periods of economic uncertainty, the market prices of sovereign debt may be more volatile than prices of debt obligations of U.S. issuers.  In the past, certain non-U.S. countries have encountered difficulties in servicing their debt obligations, withheld payments of principal and interest and declared moratoria on the payment of principal and interest on their sovereign debt.

A sovereign debtor’s willingness or ability to repay principal and pay interest in a timely manner may be affected by, among other factors, its cash flow situation, the extent of its foreign currency reserves, the availability of sufficient foreign exchange, the relative size of the debt service burden, the sovereign debtor’s policy toward its principal international lenders and local political constraints.  Sovereign debtors may also be dependent on expected disbursements from non-U.S. governments, multinational agencies and other entities to reduce principal and interest arrearages on their debt.  The failure of a sovereign debtor to implement economic reforms, achieve specified levels of economic performance or repay principal or interest when due may result in the cancellation of third-party commitments to lend funds to the sovereign debtor, which may further impair such debtor’s ability or willingness to service its debts.

Eurodollar Instruments and Samurai and Yankee Bonds (All Funds)

A Fund may invest in Eurodollar instruments and Samurai and Yankee bonds.  Eurodollar instruments are bonds of corporate and government issuers that pay interest and principal in U.S. dollars but are issued in markets outside the United States, primarily in Europe.  Samurai bonds are yen-denominated bonds sold in Japan by non-Japanese issuers.  Yankee bonds are U.S. dollar denominated bonds typically issued in the United States by non-U.S. governments and their agencies and non-U.S. banks and corporations.  A Fund may also invest in Eurodollar Certificates of Deposit (“ECDs”), Eurodollar Time Deposits (“ETDs”) and Yankee Certificates of Deposit (“Yankee CDs”).  ECDs are U.S. dollar-denominated certificates of deposit issued by non-U.S. branches of domestic banks; ETDs are U.S. dollar-denominated deposits in a non-U.S. branch of a U.S. bank or in a non-U.S. bank; and Yankee CDs are U.S. dollar- denominated certificates of deposit issued by a U.S. branch of a non-U.S. bank and held in the United States.  These investments involve risks that are different from investments in securities issued by U.S. issuers, including potential unfavorable political and economic developments, non-U.S. withholding or other taxes, seizure of non- U.S. deposits, currency controls, interest limitations or other governmental restrictions which might affect payment of principal or interest.

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Bank Obligations (RA, BOI and HHY only)

Time deposits are non-negotiable deposits maintained in a banking institution for a specified period of time (in no event longer than seven days) at a stated interest rate.  Time deposits which may be held by a Fund will not benefit from insurance from the Bank Insurance Fund or the Savings Association Insurance Fund administered by the FDIC.  Certificates of deposit are certificates evidencing the obligation of a bank to repay funds deposited with it for a specified period of time.  Bankers’ acceptances are credit instruments evidencing the obligation of a bank to pay a draft drawn on it by a customer.  These instruments reflect the obligation both of the bank and of the drawer to pay the face amount of the instrument upon maturity.

Commercial Paper (All Funds)

Commercial paper includes short-term unsecured promissory notes, variable rate demand notes, and variable rate master demand notes issued by domestic and foreign bank holding companies, corporations, and financial institutions (see “Variable and Floating Rate Demand and Master Demand Notes” below for more details) as well as similar taxable and tax-exempt instruments issued by government agencies and instrumentalities.  Each Fund establishes its own standards of creditworthiness for issuers of such instruments.

Certificates of Deposit (RA, BOI and HHY only)

Domestic commercial banks organized under federal law are supervised and examined by the Comptroller of the Currency and are required to be members of the Federal Reserve System and to have their deposits insured by the FDIC.  Domestic banks organized under state law are supervised and examined by state banking authorities but are members of the Federal Reserve System only if they elect to join.  In addition, state banks whose certificates of deposit (“CDs”) may be purchased by the Fund are insured by the FDIC (although such insurance may not be of material benefit to the Fund, depending upon the principal amount of the CDs of each bank held by the Fund) and are subject to federal examination and to a substantial body of federal law and regulation.  As a result of federal or state laws and regulations, domestic banks, among other things, generally are required to maintain specified levels of reserves, limited in the amounts which they can loan to a single borrower and subject to other regulations designed to promote financial soundness.

A Fund may purchase CDs issued by banks, savings and loan associations, and similar institutions with less than one billion dollars in assets, which have deposits insured by the Bank Insurance Fund or the Savings Association Insurance Fund administered by the FDIC, provided the Fund purchases any such CD in a principal amount of no more than $250,000, which amount would be fully insured by the FDIC.  Interest payments on such a CD are not insured by the FDIC.  The Fund would not own more than one such CD per issuer.

Variable and Floating Rate Demand and Master Demand Notes (RA, BOI and HHY only)

A Fund may, from time to time, buy variable or floating rate demand notes issued by corporations, bank holding companies, and financial institutions, and similar taxable and tax exempt instruments issued by government agencies and instrumentalities.  These securities will typically have a maturity longer than one year but carry with them the right of the holder to put the securities to a remarketing agent or other entity at designated time intervals and on specified notice.  The obligation of the issuer of the put to repurchase the securities may be backed up by a letter of credit or other obligation issued by a financial institution.  The purchase price is ordinarily par plus accrued and unpaid interest.  Generally, the remarketing agent will adjust the interest rate every seven days (or at other specified intervals) in order to maintain the interest rate at the prevailing rate for securities with a seven-day or other designated maturity.

A Fund may also buy variable rate master demand notes.  The terms of these obligations permit a Fund to invest fluctuating amounts at varying rates of interest pursuant to direct arrangements between the Fund, as lender, and the borrower.  These instruments permit weekly and, in some instances, daily changes in the amounts borrowed.  A Fund has the right to increase the amount under the note at any time up to the full amount provided by the note agreement, or to decrease the amount, and the borrower may repay up to the full amount of the note without penalty.  The notes may or may not be backed by bank letters of credit.  Because the notes are direct lending

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arrangements between a Fund and borrower, it is not generally contemplated that they will be traded, and there is no secondary market for them, although they are redeemable (and, thus, immediately repayable by the borrower) at the principal amount, plus accrued interest, at any time.  In connection with any such purchase and on an ongoing basis, the Adviser will consider the earning power, cash flow, and other liquidity ratios of the issuer, and its ability to pay principal and interest on demand, including a situation in which all holders of such notes make demand simultaneously.  While master demand notes, as such, are not typically rated by credit rating agencies, a Fund may, under its minimum rating standards, invest in them only if, at the time of an investment, the issuer meets the criteria set forth in this SAI for commercial paper obligations.

Limited Partnerships (RA, BOI and HHY only)

A Fund may obtain interests in limited partnerships.  A limited partnership interest entitles a Fund to participate in the investment return of the partnership’s assets as defined by the agreement among the partners.  As a limited partner, a Fund generally is not permitted to participate in the management of the partnership.  However, unlike a general partner whose liability is not limited, a limited partner’s liability generally is limited to the amount of its commitment to the partnership.

Master Limited Partnerships (RA, BOI and HHY only)

A Fund may invest in equity securities of master limited partnerships (“MLPs”) and their affiliates.  An MLP generally has two classes of partners, the general partner and the limited partners.  The general partner normally controls the MLP through an equity interest plus units that are subordinated to the common (publicly traded) units for an initial period and then convert to common if certain financial tests are met.  As a motivation for the general partner to successfully manage the MLP and increase cash flows, the terms of most MLPs typically provide that the general partner receives a larger portion of the net income as distributions reach higher target levels.  As cash flow grows, the general partner receives a greater interest in the incremental income compared to the interest of limited partners.  The general partner’s incentive compensation typically increases to up to 50% of incremental income.  Nevertheless, the aggregate amount distributed to limited partners will increase as MLP distributions reach higher target levels.  Given this incentive structure, the general partner has an incentive to streamline operations and undertake acquisitions and growth projects in order to increase distributions to all partners.

MLP common units represent an equity ownership interest in a partnership, providing limited voting rights and entitling the holder to a share of the company’s success through distributions and/or capital appreciation.  Unlike shareholders of a corporation, common unit holders do not elect directors annually and generally have the right to vote only on certain significant events, such as mergers, a sale of substantially all of the assets, removal of the general partner or material amendments to the partnership agreement.  MLPs are required by their partnership agreements to distribute a large percentage of their current operating earnings.  Common unit holders generally have first right to a minimum quarterly distribution prior to distributions to the convertible subordinated unit holders or the general partner (including incentive distributions).  Common unit holders typically have arrearage rights if the minimum quarterly distribution is not met.  In the event of liquidation, MLP common unit holders have first right to the partnership’s remaining assets after bondholders, other debt holders, and preferred unit holders have been paid in full.  MLP common units trade on a national securities exchange or over -the-counter.  Some limited liability companies (“LLCs”) may be treated as MLPs for federal income tax purposes.  Similar to MLPs, LLCs typically do not pay federal income tax at the entity level and are required by their operating agreements to distribute a large percentage of their current operating earnings.  In contrast to MLPs, LLCs have no general partner and there are no incentives that entitle management or other unit holders to increased percentages of cash distributions as distributions reach higher target levels.  In addition, LLC common unit holders typically have voting rights with respect to the LLC, whereas MLP common units have limited voting rights.  MLP common units and other equity securities can be affected by macroeconomic and other factors affecting the stock market in general, expectations of interest rates, investor sentiment towards MLPs or a MLP’s business sector, changes in a particular issuer’s financial condition, or unfavorable or unanticipated poor performance of a particular issuer (in the case of MLPs, generally measured in terms of distributable cash flow).  Prices of common units of individual MLPs and other equity securities can also be affected by fundamentals unique to the partnership or company, including earnings power and coverage ratios.

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MLP convertible subordinated units are typically issued by MLPs to founders, corporate general partners of MLPs, entities that sell assets to the MLP, and institutional investors, and may be purchased in direct placements from such persons.  The purpose of the convertible subordinated units is to increase the likelihood that during the subordination period there will be available cash to be distributed to common unit holders.  Convertible subordinated units generally are not entitled to distributions until holders of common units have received specified minimum quarterly distributions, plus any arrearages, and may receive less in distributions upon liquidation.  Convertible subordinated unit holders generally are entitled to a minimum quarterly distribution prior to the payment of incentive distributions to the general partner, but are not entitled to arrearage rights.  Therefore, they generally entail greater risk than MLP common units.  They are generally convertible automatically into the senior common units of the same issuer at a one-to -one ratio upon the passage of time or the satisfaction of certain financial tests.  These units do not trade on a national exchange or over -the-counter, and there is no active market for convertible subordinated units.  The value of a convertible security is a function of its worth if converted into the underlying common units.

Convertible subordinated units generally have similar voting rights to MLP common units.  Because convertible subordinated units generally convert to common units on a one-to -one ratio, the price that a Fund could be expected to pay upon purchase or to realize upon resale is generally tied to the common unit price less a discount.  The size of the discount varies depending on a variety of factors including the likelihood of conversion, and the length of time remaining to conversion, and the size of the block purchased.

MLP I-Shares represent an indirect investment in MLP I-units.  I-units are equity securities issued to affiliates of MLPs, typically a limited liability company, that own an interest in and manage the MLP.  The issuer has management rights but is not entitled to incentive distributions.  The I-Share issuer’s assets consist exclusively of MLP I-units.  Distributions by MLPs to I-unit holders are made in the form of additional I-units, generally equal in amount to the cash received by common unit holders of MLPs.  Distributions to I-Shareholders are made in the form of additional I-Shares, generally equal in amount to the I-units received by the I-Share issuer.  The issuer of the I-Share is taxed as a corporation for federal income tax purposes; however, the MLP does not allocate income or loss to the I-Share issuer.  Accordingly, investors receive a Form 1099, are not allocated their proportionate share of income of the MLPs and are not subject to state income tax filing obligations.  The price of I-Shares and their volatility tend to be correlated to the price of common units, although the price correlation is not precise.

Zero Coupon and Payment In-Kind Securities (RA, BOI and HHY only)

A Fund may invest in zero coupon bonds, deferred interest bonds, and bonds on which the interest is payable in -kind (“PIK securities”).  Zero coupon and deferred interest bonds are debt obligations which are issued at a significant discount from face value.  The discount approximates the total amount of interest the bonds will accrue and compound over the period until maturity or the first interest accrual date at a rate of interest reflecting the market rate of the security at the time of issuance.  While zero coupon bonds do not require the periodic payment of interest, deferred interest bonds provide for a period of delay before the regular payment of interest begins.  Although this period of delay is different for each deferred interest bond, a typical period is approximately one-third of the bond’s term to maturity.  PIK securities are debt obligations which provide that the issuer thereof may, at its option, pay interest on such bonds in cash or in the form of additional debt obligations.  Such investments benefit the issuer by mitigating its need for cash to meet debt service, but also require a higher rate of return to attract investors who are willing to defer receipt of such cash.  Such investments experience greater volatility in market value due to changes in interest rates than debt obligations which provide for regular payments of interest.  A Fund will accrue income on such investments based on an effective interest method, which is distributable to shareholders and which, because no cash is received at the time of accrual, may require the liquidation of other portfolio securities to satisfy a Fund’s dividend and distribution obligations.  As a result, a Fund may have to sell securities at a time when it may be disadvantageous to do so.

Foreign Securities (RA, BOI and HHY only)

A Fund may invest in securities of foreign issuers, including securities quoted or denominated in a currency other than U.S. dollars.  Investments in foreign securities may offer potential benefits not available from investments solely in U.S. dollar-denominated or quoted securities of domestic issuers.  Such benefits may include the opportunity to invest in foreign issuers that appear, in the opinion of the Adviser, to offer the potential for better

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long term growth of capital and income than investments in U.S. securities, the opportunity to invest in foreign countries with economic policies or business cycles different from those of the United States and the opportunity to reduce fluctuations in portfolio value by taking advantage of foreign securities markets that do not necessarily move in a manner parallel to U.S. markets.  Investing in the securities of foreign issuers also involves, however, certain special risks, including those discussed in a Fund’s Prospectus and those set forth below, which are not typically associated with investing in U.S. dollar-denominated securities or quoted securities of U.S. issuers.  Many of these risks are more pronounced for investments in emerging countries.

With respect to investments in certain foreign countries, there exist certain economic, political and social risks, including the risk of adverse political developments, nationalization, military unrest, social instability, war and terrorism, confiscation without fair compensation, expropriation or confiscatory taxation, limitations on the movement of funds and other assets between different countries, or diplomatic developments, any of which could adversely affect a Fund’s investments in those countries.  Governments in certain foreign countries continue to participate to a significant degree, through ownership interest or regulation, in their respective economies.  Action by these governments could have a significant effect on market prices of securities and dividend payments.

Many countries throughout the world are dependent on a healthy U.S. economy and are adversely affected when the U.S. economy weakens or its markets decline.  Additionally, many foreign country economies are heavily dependent on international trade and are adversely affected by protective trade barriers and economic conditions of their trading partners.  Protectionist trade legislation enacted by those trading partners could have a significant adverse effect on the securities markets of those countries.  Individual foreign economies may differ favorably or unfavorably from the U.S. economy in such respects as growth of gross national product, rate of inflation, capital reinvestment, resource self-sufficiency and balance of payments position.

Investments in foreign securities often involve currencies of foreign countries.  Accordingly, a Fund may be affected favorably or unfavorably by changes in currency rates and in exchange control regulations and may incur costs in connection with conversions between various currencies.  A Fund may be subject to currency exposure independent of its securities positions.  To the extent that a Fund is fully invested in foreign securities while also maintaining net currency positions, it may be exposed to greater combined risk.  Currency exchange rates may fluctuate significantly over short periods of time.  They generally are determined by the forces of supply and demand in the foreign exchange markets and the relative merits of investments in different countries, actual or anticipated changes in interest rates and other complex factors, as seen from an international perspective.  Currency exchange rates also can be affected unpredictably by intervention (or the failure to intervene) by U.S. or foreign governments or central banks or by currency controls or political developments in the United States or abroad.  To the extent that a portion of a Fund’s total assets, adjusted to reflect a Fund’s net position after giving effect to currency transactions, is denominated or quoted in the currencies of foreign countries, a Fund will be more susceptible to the risk of adverse economic and political developments within those countries.  A Fund’s net currency positions may expose it to risks independent of its securities positions.

A Fund may hold foreign securities and cash with foreign banks, agents and securities depositories appointed by that Fund’s custodian (each a “Foreign Custodian”).  Some Foreign Custodians may be recently organized or new to the foreign custody business.  In some countries, Foreign Custodians may be subject to little or no regulatory oversight over or independent evaluation of their operations.  Further, the laws of certain countries may place limitations on a Fund’s ability to recover its assets if a Foreign Custodian enters bankruptcy.

Because foreign issuers generally are not subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to U.S. companies, there may be less publicly available information about a foreign company than about a comparable U.S. company.  Volume and liquidity in most foreign securities markets are less than in the United States markets and securities of many foreign companies are less liquid and more volatile than securities of comparable U.S. companies.  The securities of foreign issuers may be listed on foreign securities exchanges or traded in foreign OTC markets.  Fixed commissions on foreign securities exchanges are generally higher than negotiated commissions on U.S. exchanges, although a Fund endeavors to achieve the most favorable net results on its portfolio transactions.  There is generally less government supervision and regulation of foreign securities markets and exchanges, brokers, dealers and listed and unlisted companies than in the United States, and the legal remedies for investors may be more limited than the remedies available in the United States.  For example, there may be no comparable provisions under certain foreign laws to

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insider trading and similar investor protections that apply with respect to securities transactions consummated in the United States.  Mail service between the United States and foreign countries may be slower or less reliable than within the United States, thus increasing the risk of delayed settlement of portfolio transactions or loss of certificates for portfolio securities.

Foreign markets also have different clearance and settlement procedures, and in certain markets there have been times when settlements have been unable to keep pace with the volume of securities transactions, making it difficult to conduct such transactions.  Such delays in settlement could result in temporary periods when some of a Fund’s assets are uninvested and no return is earned on such assets.  The inability of a Fund to make intended security purchases due to settlement problems could cause a Fund to miss attractive investment opportunities.  Inability to dispose of portfolio securities due to settlement problems could result either in losses to a Fund due to subsequent declines in value of the portfolio securities or, if a Fund has entered into a contract to sell the securities, could result in possible liability to the purchaser.

Each Fund may invest in foreign securities which take the form of sponsored and unsponsored American Depository Receipts (“ADRs”), Global Depository Receipts (“GDRs”), European Depository Receipts (“EDRs”) or other similar instruments representing securities of foreign issuers (together, “Depositary Receipts”).  ADRs represent the right to receive securities of foreign issuers deposited in a domestic bank or a correspondent bank.  ADRs are traded on domestic exchanges or in the U.S.  OTC market and, generally, are in registered form.  EDRs and GDRs are receipts evidencing an arrangement with a non-U.S. bank similar to that for ADRs and are designed for use in the non-U.S. securities markets.  EDRs and GDRs are not necessarily quoted in the same currency as the underlying security.

To the extent a Fund acquires Depositary Receipts through banks which do not have a contractual relationship with the foreign issuer of the security underlying the Depositary Receipts to issue and service such unsponsored Depositary Receipts, there may be an increased possibility that a Fund would not become aware of and be able to respond to corporate actions such as stock splits or rights offerings involving the foreign issuer in a timely manner.  In addition, the lack of information may result in inefficiencies in the valuation of such instruments.  Investment in Depositary Receipts does not eliminate all the risks inherent in investing in securities of non-U.S. issuers.  The market value of Depositary Receipts is dependent upon the market value of the underlying securities and fluctuations in the relative value of the currencies in which the Depositary Receipts and the underlying securities are quoted.  However, by investing in Depositary Receipts, such as ADRs, which are quoted in U.S. dollars, a Fund may avoid currency risks during the settlement period for purchases and sales.

As described more fully below, a Fund may invest in countries with emerging economies or securities markets.  Political and economic structures in many of such countries may be undergoing significant evolution and rapid development, and such countries may lack the social, political and economic stability characteristic of more developed countries.  Certain of such countries have in the past failed to recognize private property rights and have at times nationalized or expropriated the assets of private companies.  As a result, the risks described above, including the risks of nationalization or expropriation of assets, may be heightened.

Emerging Markets Securities (RA, BOI and HHY only)

The securities markets of emerging countries are less liquid and subject to greater price volatility, and have a smaller market capitalization, than the U.S. securities markets.  In certain countries, there may be fewer publicly traded securities and the market may be dominated by a few issues or sectors.  Issuers and securities markets in such countries are not subject to as extensive and frequent accounting, financial and other reporting requirements or as comprehensive government regulations as are issuers and securities markets in the U.S.  In particular, the assets and profits appearing on the financial statements of emerging country issuers may not reflect their financial position or results of operations in the same manner as financial statements for U.S. issuers.  Substantially less information may be publicly available about emerging country issuers than is available about issuers in the United States.

Emerging country securities markets are typically marked by a high concentration of market capitalization and trading volume in a small number of issuers representing a limited number of industries, as well as a high concentration of ownership of such securities by a limited number of investors.  The markets for securities in certain emerging countries are in the earliest stages of their development.  Even the markets for relatively widely traded

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securities in emerging countries may not be able to absorb, without price disruptions, a significant increase in trading volume or trades of a size customarily undertaken by institutional investors in the securities markets of developed countries.  The limited size of many of these securities markets can cause prices to be erratic for reasons apart from factors that affect the soundness and competitiveness of the securities issuers.  For example, prices may be unduly influenced by traders who control large positions in these markets.  Additionally, market making and arbitrage activities are generally less extensive in such markets, which may contribute to increased volatility and reduced liquidity of such markets.  The limited liquidity of emerging country securities may also affect a Fund’s ability to accurately value its portfolio securities or to acquire or dispose of securities at the price and time it wishes to do so or in order to meet redemption requests.

With respect to investments in certain emerging market countries, antiquated legal systems may have an adverse impact on a Fund.  For example, while the potential liability of a shareholder of a U.S. corporation with respect to acts of the corporation is generally limited to the amount of the shareholder’s investment, the notion of limited liability is less clear in certain emerging market countries.  Similarly, the rights of investors in emerging market companies may be more limited than those of shareholders of U.S. corporations.

Transaction costs, including brokerage commissions or dealer mark-ups, in emerging countries may be higher than in the United States and other developed securities markets.  In addition, existing laws and regulations are often inconsistently applied.  As legal systems in emerging countries develop, foreign investors may be adversely affected by new or amended laws and regulations.  In circumstances where adequate laws exist, it may not be possible to obtain swift and equitable enforcement of the law.

Custodial and/or settlement systems in emerging markets countries may not be fully developed.  To the extent a Fund invests in emerging markets, Fund assets that are traded in such markets and which have been entrusted to such sub-custodians in those markets may be exposed to risks for which the sub-custodian will have no liability.

Foreign investment in the securities markets of certain emerging countries is restricted or controlled to varying degrees.  These restrictions may limit a Fund’s investment in certain emerging countries and may increase the expenses of a Fund.  Certain emerging countries require governmental approval prior to investments by foreign persons or limit investment by foreign persons to only a specified percentage of an issuer’s outstanding securities or a specific class of securities which may have less advantageous terms (including price) than securities of the company available for purchase by nationals.  In addition, the repatriation of both investment income and capital from emerging countries may be subject to restrictions which require governmental consents or prohibit repatriation entirely for a period of time.  Even where there is no outright restriction on repatriation of capital, the mechanics of repatriation may affect certain aspects of the operation of a Fund.  A Fund may be required to establish special custodial or other arrangements before investing in certain emerging countries.

Emerging countries may be subject to a substantially greater degree of economic, political and social instability and disruption than is the case in the United States, Japan and most Western European countries.  This instability may result from, among other things, the following: (i) authoritarian governments or military involvement in political and economic decision making, including changes or attempted changes in governments through extra-constitutional means; (ii) popular unrest associated with demands for improved political, economic or social conditions; (iii) internal insurgencies; (iv) hostile relations with neighboring countries; (v) ethnic, religious and racial disaffection or conflict; and (vi) the absence of developed legal structures governing foreign private investments and private property.  Such economic, political and social instability could disrupt the principal financial markets in which a Fund may invest and adversely affect the value of the Fund’s assets.  A Fund’s investments can also be adversely affected by any increase in taxes or by political, economic or diplomatic developments.

A Fund may seek investment opportunities within former “Eastern bloc” countries.  Most of these countries had a centrally planned, socialist economy for a substantial period of time.  The governments of many of these countries have more recently been implementing reforms directed at political and economic liberalization, including efforts to decentralize the economic decision-making process and move towards a market economy.  However, business entities in many of these countries do not have an extended history of operating in a market-oriented economy, and the ultimate impact of these countries’ attempts to move toward more market-oriented economies is

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currently unclear.  In addition, any change in the leadership or policies of these countries may halt the expansion of or reverse the liberalization of foreign investment policies now occurring and adversely affect existing investment opportunities.

The economies of emerging countries may differ unfavorably from the U.S. economy in such respects as growth of gross domestic product, rate of inflation, capital reinvestment, resources, self-sufficiency and balance of payments.  Many emerging countries have experienced in the past, and continue to experience, high rates of inflation.  In certain countries inflation has at times accelerated rapidly to hyperinflationary levels, creating a negative interest rate environment and sharply eroding the value of outstanding financial assets in those countries.  Other emerging countries, on the other hand, have recently experienced deflationary pressures and are in economic recessions.  The economies of many emerging countries are heavily dependent upon international trade and are accordingly affected by protective trade barriers and the economic conditions of their trading partners.  In addition, the economies of some emerging countries are vulnerable to weakness in world prices for their commodity exports.

A Fund’s income and, in some cases, capital gains from foreign stocks and securities will be subject to applicable taxation in certain of the countries in which it invests, and treaties between the U.S. and such countries may not be available in some cases to reduce the otherwise applicable tax rates.

Structured Notes (All Funds)

Each Fund may invest in a broad category of instruments known as “structured notes.” These instruments are debt obligations issued by industrial corporations, financial institutions or governmental or international agencies. Traditional debt obligations typically obligate the issuer to repay the principal plus a specified rate of interest. Structured notes, by contrast, obligate the issuer to pay amounts of principal or interest that are determined by reference to changes in some external factor or factors, or the principal and interest rate may vary from the stated rate because of changes in these factors. For example, the issuer’s obligations could be determined by reference to changes in the value of a foreign currency, an index of securities (such as the S&P 500 Index) or an interest rate (such as the U.S. Treasury bill rate). In some cases, the issuer’s obligations are determined by reference to changes over time in the difference (or “spread”) between two or more external factors (such as the U.S. prime lending rate and the total return of the stock market in a particular country, as measured by a stock index). In some cases, the issuer’s obligations may fluctuate inversely with changes in an external factor or factors (for example, if the U.S. prime lending rate goes up, the issuer’s interest payment obligations are reduced). In some cases, the issuer’s obligations may be determined by some multiple of the change in an external factor or factors (for example, three times the change in the U.S. Treasury bill rate). In some cases, the issuer’s obligations remain fixed (as with a traditional debt instrument) so long as an external factor or factors do not change by more than the specified amount (for example, if the value of a stock index does not exceed some specified maximum), but if the external factor or factors change by more than the specified amount, the issuer’s obligations may be sharply reduced.

Structured notes can serve many different purposes in the management of a Fund. For example, they can be used to increase a Fund’s exposure to changes in the value of assets that a Fund would not ordinarily purchase directly (such as stocks traded in a market that is not open to U.S. investors). They also can be used to hedge the risks associated with other investments a Fund holds. For example, if a structured note has an interest rate that fluctuates inversely with general changes in a country’s stock market index, the value of the structured note would generally move in the opposite direction to the value of holdings of stocks in that market, thus moderating the effect of stock market movements on the value of a Fund’s portfolio as a whole. The cash flow on the underlying instruments may be apportioned among the newly issued structured notes to create securities with different investment characteristics such as varying maturities, payment priorities or interest rate provisions; the extent of the payments made with respect to structured notes is dependent on the extent of the cash flow on the underlying instruments.

Structured notes involve special risks. As with any debt obligation, structured notes involve the risk that the issuer will become insolvent or otherwise default on its payment obligations. This risk is in addition to the risk that

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the issuer’s obligations (and thus the value of a Fund’s investment) will be reduced because of adverse changes in the external factor or factors to which the obligations are linked. The value of structured notes will in many cases be more volatile (that is, will change more rapidly or severely) than the value of traditional debt instruments. Volatility will be especially high if the issuer’s obligations are determined by reference to some multiple of the change in the external factor or factors. Structured notes also may be more difficult to accurately price than less complex securities and instruments or more traditional debt securities. Many structured notes have limited or no liquidity, so that a Fund would be unable to dispose of the investment prior to maturity. As with all investments, successful use of structured notes depends in significant part on the accuracy of the Adviser’s analysis of the issuer’s creditworthiness and financial prospects, and of the Adviser’s forecast as to changes in relevant economic and financial market conditions and factors. In instances where the issuer of a structured note is a foreign entity, the usual risks associated with investments in foreign securities apply. Structured notes may be considered derivative securities.

Structured Securities (All Funds)

Each Fund may invest in structured securities.  The value of the principal and/or interest on such securities is determined by reference to changes in the value of specific currencies, interest rates, commodities, indices or other financial indicators (the “Reference”) or the relative change in two or more References.  The interest rate or the principal amount payable upon maturity or redemption may be increased or decreased depending upon changes in the Reference.  The terms of the structured securities may provide in certain circumstances that no principal is due at maturity and therefore may result in a loss of a Fund’s investment.  Changes in the interest rate or principal payable at maturity may be a multiple of the changes in the value of the Reference.  Structured securities are a type of derivative instrument and the payment and credit qualities from these securities derive from the assets embedded in the structure from which they are issued.  Structured securities may entail a greater degree of risk than other types of fixed income securities.

Inflation-Linked Fixed-Income Securities (All Funds)

Each Fund may invest in inflation-linked fixed-income securities. Inflation-linked fixed-income securities are securities which have a principal value that is periodically adjusted according to the rate of inflation. If an index measuring inflation falls, the principal value of inflation-indexed bonds will typically be adjusted downward, and consequently the interest payable on these securities (calculated with respect to a smaller principal amount) will be reduced. In the case of Treasury Inflation-Protected Securities, also known as TIPS, repayment of original bond principal upon maturity (as adjusted for inflation) is guaranteed by the U.S. Treasury. For inflation-linked bonds that do not provide a similar guarantee, the adjusted principal value of the inflation-linked bond repaid at maturity may be less than the original principal.

Such bonds may also be issued by or related to sovereign governments of developed countries, by countries deemed to be emerging markets, and inflation-linked bonds issued by or related to companies or other entities not affiliated with governments. Because of their inflation adjustment feature, inflation-linked bonds typically have lower yields than conventional fixed-rate bonds. In addition, inflation-linked bonds also normally decline in price when real interest rates rise. In the event of deflation, in which prices decline over time, the principal and income of inflation-linked bonds would likely decline, resulting in losses to a Fund.

A Fund’s investments in inflation-linked debt securities can cause a Fund to accrue income for tax purposes without a corresponding receipt of cash, which, because no cash is received at the time of accrual, may require the liquidation of assets (including when not advantageous to do so) to satisfy a Fund’s distribution obligations as a regulated investment company.

Subordinated Securities (All Funds)

Each Fund may also invest in other types of fixed income securities which are subordinated or “junior” to more senior securities of the issuer, or which represent interests in pools of such subordinated or junior securities.  Such securities may include so-called “high yield” or “junk” bonds (i.e., bonds that are rated below investment grade by a rating agency or that are of equivalent quality) and preferred stock.  Under the terms of

27

subordinated securities, payments that would otherwise be made to their holders may be required to be made to the holders of more senior securities, and/or the subordinated or junior securities may have junior liens, if they have any rights at all, in any collateral (meaning proceeds of the collateral are required to be paid first to the holders of more senior securities).  As a result, subordinated or junior securities will be disproportionately adversely affected by a default or even a perceived decline in creditworthiness of the issuer.

Floating Rate Loans (RA and BOI only)

Each Fund may invest in floating rate securities.  A floating rate loan is typically originated, negotiated and structured by a U.S. or foreign commercial bank, insurance company, finance company or other financial institution for a group of investors.  The financial institution typically acts as an agent for the investors, administering and enforcing the loan on their behalf.  In addition, an institution, typically but not always the agent, holds any collateral on behalf of the investors.

The interest rates are adjusted based on a base rate plus a premium or spread or minus a discount.  The base rate usually is the London Interbank Offered Rate (“LIBOR”), the Federal Reserve federal funds rate, the prime rate or other base lending rates used by commercial lenders.  LIBOR usually is an average of the interest rates quoted by several designated banks as the rates at which they pay interest to major depositors in the London interbank market on U.S. dollar-denominated deposits.

Floating rate loans include loans to corporations and institutionally traded floating rate debt obligations issued by an asset-backed pool, and interests therein.  A Fund may invest in loans in different ways.  A Fund may: (i) make a direct investment in a loan by participating as one of the lenders; (ii) purchase an assignment of a loan; or (iii) purchase a participation interest in a loan.

Direct Investment in Loans (RA and BOI only)

It can be advantageous to a Fund to make a direct investment in a loan as one of the lenders.  When a new issue is purchased, such an investment is typically made at par.  This means that a Fund receives a return at the full interest rate for the loan.  Secondary purchases of loans may be made at par, at a premium from par or at a discount from par.  When a Fund invests in an assignment of, or a participation interest in, a loan, the Fund may pay a fee or forgo a portion of the interest payment.  Consequently, a Fund’s return on such an investment may be lower than it would have been if the Fund had made a direct investment in the underlying corporate loan.  A Fund may be able, however, to invest in corporate loans only through assignments or participation interests at certain times when reduced direct investment opportunities in corporate loans may exist.  At other times, however, such as recently, assignments or participation interests may trade at significant discounts from par.

Assignments (RA, BOI and HHY only)

An assignment represents a portion of a loan previously attributable to a different lender.  The purchaser of an assignment typically succeeds to all the rights and obligations under the loan agreement of the assigning investor and becomes an investor under the loan agreement with the same rights and obligations as the assigning investor.  Assignments may, however, be arranged through private negotiations between potential assignees and potential assignors, and the rights and obligations acquired by the purchaser of an assignment may differ from, and be more limited than, those held by the assigning investor.

Participation Interests (RA, BOI and HHY only)

Participation interests are interests issued by a lender or other financial institution that represent a fractional interest in a corporate loan.  A Fund may acquire participation interests from the financial institution or from another investor.  A Fund typically will have a contractual relationship only with the financial institution that issued the participation interest.  As a result, a Fund may have the right to receive payments of principal, interest and any fees to which it is entitled only from the financial institution and only upon receipt by such entity of such payments from the borrower.  In connection with purchasing a participation interest, a Fund generally will have no right to enforce compliance by the borrower with the terms of the loan agreement, nor any rights with respect to any funds acquired by other investors through set-off against the borrower and a Fund may not directly benefit from the collateral

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supporting the loan in which it has purchased the participation interest.  As a result, a Fund may assume the credit risk of both the borrower and the financial institution issuing the participation interest.  In the event of the insolvency of the financial institution issuing a participation interest, a Fund may be treated as a general creditor of such entity.

Short Sales (All Funds)

A Fund may, subject to investment restrictions, engage in short sale transactions, for hedging purposes.  When a Fund makes a short sale, it generally must borrow the security sold short and deliver it to a broker-dealer through which it made the short sale as collateral for its obligation to deliver the security upon conclusion of the sale.  A Fund may have to pay a fee to borrow particular securities and is often obligated to pay over any payments received on the borrowed securities.  A Fund’s obligation to replace the borrowed security will generally be secured by collateral deposited with the broker-dealer, usually cash, U.S. Government securities or other highly liquid securities similar to those borrowed.  A Fund will also be required to deposit similar collateral with its custodian to the extent, if any, necessary so that the value of both collateral deposits in the aggregate is at all times equal to at least 100% of the current market value of the security sold short.  To the extent that the value of the collateral deposited by a Fund with its custodian does not equal 100% of the current market value of the security sold short, in the view of the SEC, a senior security will be deemed to have been created.  Any senior security so created will be indebtedness and will be subject to a Fund’s fundamental investment restriction concerning aggregate indebtedness.  That restriction limits the aggregate amount of a Fund’s senior securities in the form of preferred shares and indebtedness to no more than 33 1/3% of a Fund’s total assets.  Depending on arrangements made with the broker-dealer from which it borrowed the security, a Fund may not receive any payments (including interest) on its collateral deposited with the broker-dealer.  To the extent a Fund makes short sales of U.S. Treasury securities in lieu of futures, these requirements to borrow securities and provide collateral may not apply.

A Fund may also make short sales “against the box.” In this type of short sale, at the time of the sale, a Fund owns or has the immediate and unconditional right to acquire at no additional cost the identical security.  In that situation, any gain or loss on the short sale is offset by the corresponding loss or gain on the long position.

When-Issued, Forward Commitment and Delayed Delivery Transactions (All Funds)

A Fund may purchase securities on a “when-issued” and “delayed delivery” basis and may purchase or sell securities on a “forward commitment” basis in order to hedge against anticipated changes in interest rates and prices and secure a favorable rate of return.  When such transactions are negotiated, the price, which is generally expressed in yield terms, is fixed at the time the commitment is made, but delivery and payment for the securities take place at a later date, which can be a month or more after the date of the transaction.  At the time a Fund makes the commitment to purchase securities on a when-issued, forward commitment or delayed delivery basis, it will record the transaction and thereafter reflect the value of such securities in determining its NAV.  At the time a Fund enters into a transaction on a when-issued, forward commitment or delayed delivery basis, a segregated account consisting of cash or liquid securities equal to the value of the when-issued, forward commitment or delayed delivery securities will be established and maintained with the custodian and will be marked to market daily.  On the delivery date, a Fund will meet its obligations from securities that are then maturing or sales of the securities held in the segregated asset account and/or from then available cash flow.  When-issued securities, forward commitments and delayed delivery may be sold prior to the settlement date.  If a Fund disposes of the right to acquire a when-issued or delayed delivery security prior to its acquisition or disposes of its right to deliver or receive against a forward commitment, it can incur a gain or loss due to market fluctuation.  There is always a risk that the securities may not be delivered and that the Fund may incur a loss or will have lost the opportunity to invest the amount set aside for such transaction in the segregated asset account.  Settlements in the ordinary course are not treated by the Fund as when-issued, forward commitment or delayed delivery transactions and, accordingly, are not subject to the foregoing limitations even though some of the risks described above may be present in such transactions.

Mortgage-Backed Securities (All Funds)

Each Fund may invest in mortgage pass-through certificates and multiple-class pass-through securities, such as real estate mortgage investment conduits (“REMIC”) pass-through certificates, collateralized mortgage obligations (“CMOs”) and stripped mortgage-backed securities (“SMBS”), and other types of mortgage-backed

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securities (“MBS”) that may be available in the future.  A mortgage-backed security is an obligation of the issuer backed by a mortgage or pool of mortgages or a direct interest in an underlying pool of mortgages.  Some mortgage-backed securities, such as CMOs, make payments of both principal and interest at a variety of intervals; others make semi-annual interest payments at a predetermined rate and repay principal at maturity (like a typical bond).  Mortgage-backed securities are based on different types of mortgages including those on commercial real estate or residential properties.  Mortgage-backed securities often have stated maturities of up to thirty years when they are issued, depending upon the length of the mortgages underlying the securities.  In practice, however, unscheduled or early payments of principal and interest on the underlying mortgages may make the securities’ effective maturity shorter than this, and the prevailing interest rates may be higher or lower than the current yield of a Fund’s portfolio at the time a Fund receives the payments for reinvestment.  Mortgage-backed securities may have less potential for capital appreciation than comparable fixed income securities, due to the likelihood of increased prepayments of mortgages as interest rates decline.  If a Fund buys mortgage-backed securities at a premium, mortgage foreclosures and prepayments of principal by mortgagors (which may be made at any time without penalty) may result in some loss of a Fund’s principal investment to the extent of the premium paid.

The value of mortgage-backed securities may also change due to shifts in the market’s perception of issuers.  In addition, regulatory or tax changes may adversely affect the mortgage securities markets as a whole.  Non-governmental mortgage-backed securities may offer higher yields than those issued by government entities, but also may be subject to greater price changes than governmental issues.

Through its investments in mortgage-backed securities, including those that are issued by private issuers, a Fund may have exposure to subprime loans as well as to the mortgage and credit markets generally.  Private issuers include commercial banks, savings associations, mortgage companies, investment banking firms, finance companies and special purpose finance entities (called special purpose vehicles or “SPVs”) and other entities that acquire and package mortgage loans for resale as MBS.

Unlike mortgage-backed securities issued or guaranteed by the U.S. government or one of its sponsored entities, mortgage-backed securities issued by private issuers do not have a government or government-sponsored entity guarantee, but may have credit enhancement provided by external entities such as banks or financial institutions or achieved through the structuring of the transaction itself.  Examples of such credit support arising out of the structure of the transaction include the issue of senior and subordinated securities (e.g., the issuance of securities by an SPV in multiple classes or “tranches,” with one or more classes being senior to other subordinated classes as to the payment of principal and interest, with the result that defaults on the underlying mortgage loans are borne first by the holders of the subordinated class); creation of “reserve funds” (in which case cash or investments, sometimes funded from a portion of the payments on the underlying mortgage loans, are held in reserve against future losses); and “overcollateralization” (in which case the scheduled payments on, or the principal amount of, the underlying mortgage loans exceeds that required to make payment of the securities and pay any servicing or other fees).  However, there can be no guarantee that credit enhancements, if any, will be sufficient to prevent losses in the event of defaults on the underlying mortgage loans.

In addition, mortgage-backed securities that are issued by private issuers are not subject to the underwriting requirements for the underlying mortgages that are applicable to those mortgage-backed securities that have a government or government-sponsored entity guarantee.  As a result, the mortgage loans underlying private mortgage-backed securities may, and frequently do, have less favorable collateral, credit risk or other underwriting characteristics than government or government-sponsored mortgage-backed securities and have wider variances in a number of terms including interest rate, term, size, purpose and borrower characteristics.  Privately issued pools more frequently include second mortgages, high loan-to-value mortgages and manufactured housing loans.  The coupon rates and maturities of the underlying mortgage loans in a private mortgage-backed securities pool may vary to a greater extent than those included in a government guaranteed pool, and the pool may include subprime mortgage loans.  Subprime loans refer to loans made to borrowers with weakened credit histories or with a lower capacity to make timely payments on their loans.  For these reasons, the loans underlying these securities have had in many cases higher default rates than those loans that meet government underwriting requirements.

The risk of non-payment is greater for mortgage-backed securities that are backed by mortgage pools that contain subprime loans, but a level of risk exists for all loans.  Market factors adversely affecting mortgage loan repayments may include a general economic turndown, high unemployment, a general slowdown in the real estate

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market, a drop in the market prices of real estate, or an increase in interest rates resulting in higher mortgage payments by holders of adjustable rate mortgages.

If a Fund purchases subordinated mortgage-backed securities, the subordinated mortgage-backed securities may serve as a credit support for the senior securities purchased by other investors.  In addition, the payments of principal and interest on these subordinated securities generally will be made only after payments are made to the holders of securities senior to a Fund’s securities.  Therefore, if there are defaults on the underlying mortgage loans, a Fund will be less likely to receive payments of principal and interest, and will be more likely to suffer a loss.

Privately issued mortgage-backed securities are not traded on an exchange and there may be a limited market for the securities, especially when there is a perceived weakness in the mortgage and real estate market sectors.  Without an active trading market, mortgage-backed securities held in a Fund’s portfolio may be particularly difficult to value because of the complexities involved in assessing the value of the underlying mortgage loans.

In the case of private issue mortgage-related securities whose underlying assets are neither U.S. government securities nor U.S. government-insured mortgages, to the extent that real properties securing such assets may be located in the same geographical region, the security may be subject to a greater risk of default than other comparable securities in the event of adverse economic, political or business developments that may affect such region and, ultimately, the ability of residential homeowners to make payments of principal and interest on the underlying mortgages.

Guaranteed Mortgage Pass-Through Securities (All Funds)

The guaranteed mortgage pass-through securities in which the Fund will invest include certificates issued or guaranteed by Ginnie Mae, Fannie Mae and Freddie Mac, which represent interests in underlying residential mortgage loans.  These mortgage pass-through securities provide for the pass-through to investors of their pro-rata share of monthly payments (including any prepayments) made by the individual borrowers on the pooled mortgage loans, net of any fees paid to the guarantor of such securities and the servicer of the underlying mortgage loans.  GNMA, FNMA, and FHLMC guarantee timely distributions of interest and principal to certificateholders.

1) Ginnie Mae Certificates.  Ginnie Mae is a wholly-owned corporate instrumentality of the U.S. Department of Housing and Urban Development.  Ginnie Mae guarantees the timely payment of the principal of and interest on certificates that are based on and backed by certain pools of mortgage loans.  The full faith and credit of the U.S. Government is pledged to payment of all amounts that may be required to be paid under any guaranty.  In order to meet its obligations under such guaranty, Ginnie Mae is authorized to borrow from the U.S.  Treasury with no limitations as to amount.  Ginnie Mae Certificates represent a pro rata interest in pools of mortgage loans.  All of these mortgage loans will be FHA Loans or VA Loans and, except as otherwise specified above, will be fully-amortizing loans secured by first liens on one-to four-family housing units.

2) Fannie Mae Certificates.  Fannie Mae is a federally chartered and privately owned corporation organized and existing under the Federal National Mortgage Association Charter Act of 1938.  The obligations of FNMA are not backed by the full faith and credit of the U.S. Government.  Each Fannie Mae Certificate represents a pro rata interest in one or more pools of FHA Loans, VA Loans or conventional mortgage loans (i.e., mortgage loans that are not insured or guaranteed by any governmental agency).

3) Freddie Mac Certificates.  Freddie Mac is a corporate instrumentality of the United States created pursuant to the Emergency Home Finance Act of 1970, as amended (the “FHLMC Act”).  The obligations of Freddie Mac are obligations solely of Freddie Mac and are not backed by the full faith and credit of the United States Government.  Freddie Mac Certificates represent a pro rata interest in one or more pools of FHA Loans, VA Loans or conventional mortgage loans.  The mortgage loans underlying the Freddie Mac Certificates will consist of fixed rate or adjustable rate mortgage loans with original terms to maturity of between ten and thirty years, substantially all of which are secured by first liens on one- to four-family residential properties or multifamily projects.  Each mortgage loan must meet the applicable standards set forth in the FHLMC Act.  A Freddie Mac Certificate group may include whole loans, participation interests in whole loans and undivided interests in whole loans and participations comprising another Freddie Mac Certificate group.

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Multiple-Class Pass-Through Securities and Collateralized Mortgage Obligations (“CMOs”) (All Funds).

CMOs and REMIC pass-through or participation certificates may be issued by, among others, U.S. government agencies and instrumentalities as well as private issuers.  REMICs are CMO vehicles that qualify for special tax treatment under the Code and invest in mortgages principally secured by interests in real property and other investments permitted by the Code.  CMOs and REMIC certificates are issued in multiple classes and the principal of and interest on the mortgage assets may be allocated among the several classes of CMOs or REMIC certificates in various ways.  Each class of CMO or REMIC certificate, often referred to as a “tranche,” is issued at a specific adjustable or fixed interest rate and must be fully retired no later than its final distribution date.  Generally, interest is paid or accrues on all classes of CMOs or REMIC certificates on a monthly basis.

Typically, CMOs are collateralized by GNMA, FNMA or FHLMC certificates but also may be collateralized by other mortgage assets such as whole loans or private mortgage pass-through securities.  Debt service on CMOs is provided from payments of principal and interest on collateral of mortgaged assets and any reinvestment income thereon.

Stripped Mortgage-Backed Securities (“SMBS”). (All Funds)

SMBS are multiple-class mortgage-backed securities that are created when a U.S. government agency or a financial institution separates the interest and principal components of a mortgage-backed security and sells them as individual securities.  Each Fund may invest in SMBS that are usually structured with two classes that receive different proportions of interest and principal distributions on a pool of mortgage assets.  A typical SMBS will have one class receiving some of the interest and most of the principal, while the other class will receive most of the interest and the remaining principal.  The holder of the “principal-only” security (“PO”) receives the principal payments made by the underlying mortgage-backed security, while the holder of the “interest-only” security (“IO”) receives interest payments from the same underlying security.  The prices of SMBS may be particularly affected by changes in interest rates.  As interest rates fall, prepayment rates tend to increase, which tends to reduce prices of IOs and increase prices of POs.  Rising interest rates can have the opposite effect.  The Adviser may determine that certain SMBS issued by the U.S. government, its agencies or instrumentalities are not readily marketable.  If so, these securities, together with privately-issued SMBS, will be considered illiquid for purposes of a Fund’s limitation on investments in illiquid securities.  The yields and market risk of interest-only and principal-only SMBS, respectively, may be more volatile than those of other fixed income securities.

Each Fund also may invest in planned amortization class (“PAC”) and target amortization class (“TAC”) CMO bonds which involve less exposure to prepayment, extension and interest rate risks than other mortgage-backed securities (“MBS”), provided that prepayment rates remain within expected prepayment ranges or “collars.”  To the extent that the prepayment rates remain within these prepayment ranges, the residual or support tranches of PAC and TAC CMOs assume the extra prepayment, extension and interest rate risks associated with the underlying mortgage assets.

Other Risk Factors Associated with Mortgage-Backed Securities.  (All Funds)

Investing in MBS involves certain risks, including the failure of a counterparty to meet its commitments, adverse interest rate changes and the effects of prepayments on mortgage cash flows.  In addition, investing in the lowest tranche of CMOs and REMIC certificates involves risks similar to those associated with investing in equity securities. However, due to adverse tax consequences under current tax laws, a Fund does not intend to acquire “residual” interests in REMICs. Further, the yield characteristics of MBS differ from those of traditional fixed income securities.  The major differences typically include more frequent interest and principal payments (usually monthly), the adjustability of interest rates of the underlying instrument, and the possibility that prepayments of principal may be made substantially earlier than their final distribution dates.

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Prepayment rates are influenced by changes in current interest rates and a variety of economic, geographic, social and other factors and cannot be predicted with certainty.  Both adjustable rate mortgage loans and fixed rate mortgage loans may be subject to a greater rate of principal prepayments in a declining interest rate environment and to a lesser rate of principal prepayments in an increasing interest rate environment.  Under certain interest rate and prepayment rate scenarios, a Fund may fail to recoup fully its investment in mortgage-backed securities notwithstanding any direct or indirect governmental, agency or other guarantee.  When a Fund reinvests amounts representing payments and unscheduled prepayments of principal, it may obtain a rate of interest that is lower than the rate on existing adjustable rate mortgage pass-through securities.  Thus, MBS, and adjustable rate mortgage pass-through securities in particular, may be less effective than other types of U.S. government securities as a means of “locking in” interest rates.

Investment Grade Corporate Securities (RA, HTR and HHY only)

Investment Grade Corporate Securities are fixed income securities issued by U.S. corporations, including debt securities, convertible securities and preferred stock.  The Fund may also hold common stock issued by corporations, if such stock was received as a result of exercising a convertible security.  The Fund, at the discretion of the Adviser, may purchase investment grade corporate securities, which are securities rated BBB- or above by Standard and Poor’s Corporation or Fitch IBCA or Baa3 or above by Moody’s Investors Service, Inc. or, if non-rated, are determined by the Adviser to be of comparable credit quality.

Hybrid Instruments (All Funds)

A hybrid instrument is a type of derivative that combines a traditional stock or bond with an option or forward contract. Generally, the principal amount, amount payable upon maturity or redemption, or interest rate of a hybrid is tied (positively or negatively) to the price of some currency or securities index or another interest rate or some other economic factor (each a “benchmark”). The interest rate or (unlike most fixed income securities) the principal amount payable at maturity of a hybrid security may be increased or decreased, depending on changes in the value of the benchmark. An example of a hybrid could be a bond issued by an oil company that pays a small base level of interest with additional interest that accrues in correlation to the extent to which oil prices exceed a certain predetermined level. Such a hybrid instrument would be economically similar to a combination of a bond and a call option on oil.

Hybrids can be used as an efficient means of pursuing a variety of investment goals, including currency hedging, duration management and increased total return. Hybrids may not bear interest or pay dividends. The value of a hybrid or its interest rate may be a multiple of a benchmark and, as a result, may be leveraged and move (up or down) more steeply and rapidly than the benchmark. These benchmarks may be sensitive to economic and political events, such as currency devaluations, which cannot be readily foreseen by the purchaser of a hybrid. Under certain conditions, the redemption value of a hybrid could be zero. Thus, an investment in a hybrid may entail significant market risks that are not associated with a similar investment in a traditional, U.S. dollar-denominated bond that has a fixed principal amount and pays a fixed rate or floating rate of interest. The purchase of hybrids also exposes a Fund to the credit risk of the issuer of the hybrids. These risks may cause significant fluctuations in the NAV of a Fund.

Certain hybrid instruments may provide exposure to the commodities markets. These are derivative securities with one or more commodity-linked components that have payment features similar to commodity futures contracts, commodity options or similar instruments. Commodity-linked hybrid instruments may be either equity or debt securities, leveraged or unleveraged, and are considered hybrid instruments because they have both security and commodity-like characteristics. A portion of the value of these instruments may be derived from the value of a commodity, futures contract, index or other economic variable and therefore are subject to many of the same risks as investments in those underlying securities, instruments or commodities.

Certain issuers of structured products such as hybrid instruments may be deemed to be investment companies as defined in the 1940 Act. As a result, a Fund’s investments in these products may be subject to limits applicable to investments in investment companies and may be subject to restrictions contained in the 1940 Act.

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Real Estate Investment Trusts (All Funds)

Each Fund may invest in Real Estate Investment Trusts (“REITs”).  REITs are companies that invest primarily in income producing real estate or real estate-related loans or interests.  REITs are generally classified as equity REITs, mortgage REITs or a combination of equity and mortgage REITs.  Equity REITs invest the majority of their assets directly in real property and derive income primarily from the collection of rents.  Equity REITs can also realize capital gains by selling properties that have appreciated in value.  Mortgage REITs invest the majority of their assets in real estate mortgages and derive income from the collection of interest payments.  REITs are not taxed on income distributed to shareholders provided they comply with the applicable requirements of the Internal Revenue Code of 1986, as amended (the “Code”).  Each Fund will indirectly bear its proportionate share of any management and other expenses paid by REITs in which it invests in addition to the expenses paid by that Fund.  Debt securities issued by REITs are, for the most part, general and unsecured obligations and are subject to risks associated with REITs.

Investing in REITs involves certain unique risks in addition to those risks associated with investing in the real estate industry in general.  An equity REIT may be affected by changes in the value of the underlying properties owned by the REIT.  A mortgage REIT may be affected by changes in interest rates and the ability of the issuers of its portfolio mortgages to repay their obligations.  REITs are dependent upon the skills of their managers and are not diversified. REITs are generally dependent upon maintaining cash flows to repay borrowings and to make distributions to shareholders and are subject to the risk of default by lessees or borrowers.  REITs whose underlying assets are concentrated in properties used by a particular industry, such as health care, are also subject to risks associated with such industry.

REITs (especially mortgage REITs) are also subject to interest rate risk.  When interest rates decline, the value of a REIT’s investment in fixed rate obligations can be expected to rise.  Conversely, when interest rates rise, the value of a REIT’s investment in fixed rate obligations can be expected to decline.  If the REIT invests in adjustable rate mortgage loans the interest rates on which are reset periodically, yields on a REIT’s investments in such loans will gradually align themselves to reflect changes in market interest rates.  This causes the value of such investments to fluctuate less dramatically in response to interest rate fluctuations than would investments in fixed rate obligations.

REITs may have limited financial resources, may trade less frequently and in a limited volume and may be subject to more abrupt or erratic price movements than larger company securities.  Historically REITs have been more volatile in price than the larger capitalization stocks included in Standard & Poor’s 500 Stock Index (the “S&P 500”).

Debt Securities Issued by Real Estate Investment Trusts (All Funds)

A Fund may invest in debt securities, convertible securities and preferred stock issued by real estate investment trusts (“REIT Debt Securities”).  The Fund may also hold common stock issued by REITs, if such stock was received as a result of exercising a convertible security.  REITs are pooled investment vehicles which invest primarily in income producing real estate or real estate related loans or interests and have elected and qualified for REIT status under the Internal Revenue Code of 1986, as amended (the “Code”).  Generally, REITs can be classified as equity REITs, mortgage REITs, or hybrid REITs.  Equity REITs invest the majority of their assets directly in real property and derive income primarily from the collection of rents.  Equity REITs can also realize capital gains by selling properties that have appreciated in value.  Mortgage REITs invest the majority of their assets in real estate mortgages and derive income from the collection of interest payments.  Hybrid REITs combine the characteristics of both equity REITs and mortgage REITs.

REIT Debt Securities, for the most part, are general and unsecured obligations.  These securities typically have corporate bond features such as semi-annual interest coupons, no amortization and strong prepayment protection.  Further, REITs are subject to heavy cash flow dependency, default by borrowers, self-liquidation, and the possibilities of failing to qualify for the exemption from tax on distributed income under the Code and failing to maintain their exemptions from the 1940 Act.  Additionally, real estate related unsecured debt generally contains

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covenants restricting the level of secured and total debt and requires a minimum debt service coverage ratio and net worth level.

Environmental Risk (All Funds)

Assets may be subject to numerous laws, rules and regulations relating to environmental protection.  Under various environmental statutes, rules and regulations, a current or previous owner or operator of real property may be liable for non-compliance with applicable environmental and health and safety requirements and for the costs of investigation, monitoring, removal or remediation of hazardous materials.  These laws often impose liability, whether or not the owner or operator knew of or was responsible for the presence of hazardous materials.  The presence of these hazardous materials on a property could also result in personal injury or property damage or similar claims by private parties.  Persons who arrange for the disposal or treatment of hazardous materials may also be liable for the costs of removal or remediation of these materials at the disposal or treatment facility, whether or not that facility is or ever was owned or operated by that person.  A Fund may be exposed to substantial risk of loss from environmental claims arising in respect of its investments and such loss may exceed the value of such investments.  Furthermore, changes in environmental laws or in the environmental condition of a portfolio investment may create liabilities that did not exist at the time of acquisition of an investment and that could not have been foreseen.

Exchange-Traded Notes (All Funds)

Each Fund may invest in exchange-traded notes (“ETNs”).  ETNs are a type of senior, unsecured, unsubordinated debt security issued by financial institutions that combines both aspects of bonds and ETFs.  An ETN’s returns are based on the performance of a market index minus fees and expenses.  Similar to ETFs, ETNs are listed on an exchange and traded in the secondary market.  However, unlike an ETF, an ETN can be held until the ETN’s maturity, at which time the issuer will pay a return linked to the performance of the market index to which the ETN is linked minus certain fees.

Unlike regular bonds, ETNs do not make periodic interest payments and principal is not protected.  ETNs are subject to credit risk and the value of an ETN may drop due to a downgrade in the issuer’s credit rating, despite the underlying market benchmark or strategy remaining unchanged.  The value of an ETN may also be influenced by time to maturity, level of supply and demand for the ETN, volatility and lack of liquidity in underlying assets, changes in the applicable interest rates, changes in the issuer’s credit rating, and economic, legal, political, or geographic events that affect the referenced underlying asset.  When a Fund invests in ETNs it will bear its proportionate share of any fees and expenses borne by the ETN.  A Fund’s decision to sell its ETN holdings may be limited by the availability of a secondary market.  In addition, although an ETN may be listed on an exchange, the issuer may not be required to maintain the listing and there can be no assurance that a secondary market will exist for an ETN.

ETNs are also subject to tax risk.  No assurance can be given that the Internal Revenue Service (“IRS”) will accept, or a court will uphold, how a Fund characterizes and treats ETNs for tax purposes.  Further, the IRS and Congress have considered proposals that would change the timing and character of income and gains from ETNs.

An ETN that is tied to a specific market benchmark or strategy may not be able to replicate and maintain exactly the composition and relative weighting of securities, commodities or other components in the applicable market benchmark or strategy.  Some ETNs that use leverage can, at times, be relatively illiquid and, thus, they may be difficult to purchase or sell at a fair price.  Leveraged ETNs are subject to the same risk as other instruments that use leverage in any form.

The market value of ETN shares may differ from their market benchmark or strategy.  This difference in price may be due to the fact that the supply and demand in the market for ETN shares at any point in time is not always identical to the supply and demand in the market for the securities, commodities or other components underlying the market benchmark or strategy that the ETN seeks to track.  As a result, there may be times when an ETN share trades at a premium or discount to its market benchmark or strategy.

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Illiquid Securities and Rule 144A Securities (All Funds)

Each Fund may invest its net assets in securities as to which a liquid trading market does not exist, provided such investments are consistent with a Fund’s investment objective. Such securities may include securities that are not readily marketable, such as certain securities that are subject to legal or contractual restrictions on resale, repurchase agreements providing for settlement in more than seven days after notice, and certain privately negotiated, non-exchange traded options and securities used to cover such options. As to these securities, a Fund is subject to a risk that should a Fund desire to sell them when a ready buyer is not available at a price a Fund deems representative of their value, the value of a Fund’s net assets could be adversely affected.  Illiquid securities do not include securities eligible for resale pursuant to Rule 144A of the Securities Act of 1933, as amended (the “Securities Act”), or other restricted securities, which have been determined to be liquid in accordance with procedures established by the Board.

Securities that have not been registered under the Securities Act are referred to as private placements or restricted securities and are purchased directly from the issuer or in the secondary market. Restricted or illiquid securities have the potential for delays on resale and uncertainty in valuation. Limitations on resale may have an adverse effect on the marketability of portfolio securities and a Fund might be unable to dispose of restricted or illiquid securities promptly or at reasonable prices and might thereby experience difficulty satisfying redemptions within seven days. A Fund might also have to register such restricted securities in order to dispose of them resulting in additional expense and delay. Adverse market conditions could impede such a public offering of securities.

A large institutional market has developed for certain securities that are not registered under the Securities Act, including repurchase agreements, commercial paper, foreign securities, municipal securities, and corporate bonds and notes. Institutional investors depend on an efficient institutional market in which the unregistered security can be readily resold or on an issuer’s ability to honor a demand for repayment. As a result, the fact that there are contractual or legal restrictions on resale to the general public or to certain institutions may not be indicative of the liquidity of such investments.

Rule 144A under the Securities Act allows a broader institutional trading market for securities otherwise subject to restriction on resale to the general public. Rule 144A establishes a “safe harbor” from the registration requirements of the Securities Act applicable to resales of certain securities to qualified institutional buyers. It is the intent of a Fund to invest, pursuant to procedures established by the Board and subject to applicable investment restrictions, in securities eligible for resale under Rule 144A which are determined to be liquid based upon the trading markets for the securities.

The Adviser will monitor the liquidity of restricted securities eligible for resale under Rule 144A in a Fund’s portfolio under the supervision of the Trustees. In reaching liquidity decisions, the Adviser will consider, inter alia, the following factors: (1) the frequency of trades and quotes for the security over the course of six months or as determined in the discretion of the Adviser; (2) the number of dealers wishing to purchase or sell the security and the number of other potential purchasers over the course of six months or as determined in the discretion of the Adviser; (3) dealer undertakings to make a market in the security; (4) the nature of the security and the nature of how the marketplace trades (e.g., the time needed to dispose of the security, the method of soliciting offers, and the mechanics of the transfer); and (5) other factors, if any, which the Adviser deems relevant.

Special Risks Related to Cyber Security (All Funds)

A Fund and its service providers are susceptible to cyber security risks that include, among other things, theft, unauthorized monitoring, release, misuse, loss, destruction or corruption of confidential and highly restricted data; denial of service attacks; unauthorized access to relevant systems, compromises to networks or devices that a Fund and its service providers use to service a Fund’s operations; or operational disruption or failures in the physical infrastructure or operating systems that support a Fund and its service providers. Cyber attacks against or security breakdowns of a Fund or its service providers may adversely impact a Fund and its shareholders, potentially resulting in, among other things, financial losses; the inability of Fund shareholders to transact business and a Fund to process transactions; inability to calculate a Fund’s NAV; violations of applicable privacy and other laws; regulatory fines, penalties, reputational damage, reimbursement or other compensation costs; and/or additional compliance costs. A Fund may incur additional costs for cyber security risk management and remediation purposes.

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In addition, cyber security risks may also impact issuers of securities in which a Fund invests, which may cause a Fund’s investment in such issuers to lose value. There can be no assurance that a Fund or its service providers will not suffer losses relating to cyber attacks or other information security breaches in the future.

Government Intervention in Financial Markets (All Funds)

Events in the financial sector over the past several years have resulted in reduced liquidity in credit and fixed income markets and in an unusually high degree of volatility in the financial markets, both domestically and internationally. While entire markets have been impacted, issuers that have exposure to the real estate, mortgage and credit markets have been particularly affected. These events and the potential for continuing market turbulence may have an adverse effect on a Fund’s investments. It is uncertain how long these conditions will continue.

Recent instability in the financial markets has led governments and regulators around the world to take a number of unprecedented actions designed to support certain financial institutions and segments of the financial markets that have experienced extreme volatility, and in some cases a lack of liquidity. Governments, their regulatory agencies, or self regulatory organizations may take actions that affect the regulation of the instruments in which a Fund invests, or the issuers of such instruments, in ways that are unforeseeable. Legislation or regulation may also change the way in which a Fund itself is regulated. Such legislation or regulation could limit or preclude a Fund’s ability to achieve its investment objective.

Governments or their agencies may also acquire distressed assets from financial institutions and acquire ownership interests in those institutions. The implications of government ownership and disposition of these assets are unclear, and such a program may have positive or negative effects on the liquidity, valuation and performance of a Fund’s portfolio holdings. Furthermore, volatile financial markets can expose a Fund to greater market and liquidity risk and potential difficulty in valuing portfolio instruments held by a Fund.

Recently, voters in the United Kingdom voted to leave the European Union (“Brexit”). As a result of this decision, the financial markets experienced high levels of volatility and it is likely that, in the near term, Brexit will continue to bring about higher levels of uncertainty and volatility. It is possible, that certain economic activity will be curtailed until some signs of clarity begin to emerge, including negotiations around the terms for United Kingdom’s exist out of the European Union.

Risks Associated with Long Term Objective — Not a Complete Investment Program (All Funds)

Each Fund is intended for investors seeking a high level of total return, with an emphasis on income. A Fund is not meant to provide a vehicle for those who wish to exploit short-term swings in the stock market and is intended for long-term investors. An investment in shares of a Fund should not be considered a complete investment program. Each shareholder should take into account a Fund’s investment objective as well as the shareholder’s other investments when considering an investment in that Fund.

INVESTMENT RESTRICTIONS

The Funds have similar (but not identical) investment limitations.  A comparison of the Funds’ investment limitations (all of which are “fundamental”) is set forth in the table below.  Fundamental investment limitations may not be changed without the approval of the holders of a majority of a Fund’s outstanding voting securities (which for this purpose and under the 1940 Act means the lesser of (1) 67% of the shares represented at a meeting at which more than 50% of the outstanding shares are represented or (2) more than 50% of the outstanding shares).  The investment restrictions of the Combined Fund will be those of the Acquiring Fund.

RA (Acquiring Fund)	HTR	BOI	HHY

Diversification	Diversification	Diversification	Diversification

The Fund shall invest at least 75% of	Same as RA	Same as RA	Same as RA

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RA (Acquiring Fund)	HTR	BOI	HHY

its total assets in some combination of the following: (a) cash and cash items, (b) Government Securities (as defined in the 1940 Act), (c) securities of other investment companies, and (d) other securities. With regard to (d), other securities (acquired pursuant to this policy) are limited as to any single issuer to an amount not greater than 5% of the Fund’s total assets and not more than 10% of the outstanding voting securities of any such issuer, or as otherwise permitted by applicable law.

Concentration	Concentration	Concentration	Concentration

Under normal market conditions, the Fund will invest more than 25% of its total assets in the real estate industry. For purposes of this limitation, obligations issued or guaranteed by the U.S. government or its agencies or instrumentalities will not be considered members of any industry. The RA Fund will also invest in a variety of industries related to real assets, including among others, infrastructure and natural resources, as defined in the Joint Proxy Statement/Prospectus.

The Fund may not invest 25% or more of the value of its total assets in securities of issuers engaged in any one industry, however, the Fund under normal circumstances will invest at least 25% of its total assets in mortgage backed securities not issued or guaranteed as to principal or interest by the U.S. Government or its agencies or instrumentalities (also referred to as “privately issued mortgage backed securities”).

The Fund may not invest 25% or more of the value of its total assets in securities of issuers engaged in any one industry; however, the Fund under normal circumstances will invest at least 25% of its total assets in mortgage backed securities not issued or guaranteed as to principal or interest by the U.S. Government or its agencies or instrumentalities (also referred to as “privately-issued mortgage backed securities”).

The Fund may not purchase any security if as a result 25% or more of the its total assets of the Fund would be invested in the securities of issuers having their principal business activities in the same industry, provided that this restriction does not apply to U.S. Government Securities (as defined in the Fund’s Prospectus).

Commodities and Real Estate	Commodities and Real Estate	Commodities and Real Estate	Commodities and Real Estate

The Fund may not purchase or hold real estate, except the Fund may purchase and hold securities or other instruments that are secured by, or linked to, real estate or interests therein, securities of real estate investment trusts, mortgage related securities and securities of issuers engaged in the real estate business, and the Fund may purchase and hold real estate as a result of the

The Fund may not purchase real estate or interests therein other than mortgage backed securities, derivative mortgage backed securities and similar instruments. The Fund may not purchase or sell

The Fund may not purchase or hold real estate, except the Fund may purchase and hold securities or other instruments that are secured by, or linked to, real estate or interests therein, securities of real estate investment trusts,

The Fund may not purchase, hold, deal in or sell real estate, or oil, gas or other mineral leases or exploration or development programs, except (i) as the foregoing may be acquired through foreclosure, provided

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RA (Acquiring Fund)	HTR	BOI	HHY
ownership of securities or other instruments. The Fund may not purchase or sell commodities or commodity contracts, except as otherwise permitted by applicable law.	commodities or commodity contracts except for hedging purposes.

mortgage related securities and securities of issuers engaged in the real estate business, and the Fund may purchase and hold real estate as a result of the ownership of securities or other instruments.

The Fund may not purchase or sell commodities or commodity contracts, except as otherwise permitted by applicable law.

that these are liquidated in a commercially reasonable period thereafter, and (ii) that the Fund may purchase and sell securities that are issued by companies that invest in, or that are secured by, oil, gas or other minerals, real estate, or interests therein.

The Fund may not purchase or sell commodities or commodity contracts, except that the Fund may purchase and sell options, futures contracts and options thereon and may engage in interest rate and foreign currency transactions.

Senior Securities and Borrowings	Senior Securities and Borrowings	Senior Securities and Borrowings	Senior Securities and Borrowings

The Fund may not issue senior securities to the extent such issuance would violate the 1940 Act. The Fund may not borrow money, except as permitted by the 1940 Act.

The Fund may not issue senior securities in the form of indebtedness or borrow money (including on margin if marginable securities are owned), other than for the temporary purposes permitted by the 1940 Act, in excess of 33 1/3% of the Fund’s total assets (including the proceeds of such senior securities issued and money borrowed) or pledge its assets other than to secure such issuances or borrowings or in connection with, to the extent permitted under the 1940 Act and

		The Fund may not issue senior securities to the extent such issuance would violate the 1940 Act. The Fund may not borrow money, except as permitted by the 1940 Act.	The Fund may not issue senior securities or borrow money except as permitted by the 1940 Act.

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RA (Acquiring Fund)	HTR	BOI	HHY

consistent with the guidelines promulgated in Rel. 10666, good faith hedging transactions, reverse repurchase agreements, when-issued and forward commitment transactions and similar investment strategies. The Fund’s obligations under interest rate swaps maintained in accordance with the guidelines in Rel. 10666 will not be treated as senior securities.

The Fund may not pledge, hypothecate, mortgage or otherwise encumber its assets, except to secure issuances or borrowings permitted by restrictions in the above paragraph. Collateral arrangements with respect to reverse repurchase agreements or to margin for futures contracts and options are not deemed to be pledges or other encumbrances for purposes of this restriction because the Fund will comply with the guidelines in Rel. 10666, including the collateral requirements.

Lending	Lending	Lending	Lending

The Fund may not lend its assets or money to other persons, except by (a) purchasing debt obligations (including privately placed debt obligations), (b) lending cash or	The Fund may not make loans of money or property to any person, except through loans of portfolio	Same as RA	The Fund may not make loans of its assets if, as a result, more than 33 1/3% of the Fund’s total assets

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RA (Acquiring Fund)	HTR	BOI	HHY
securities as permitted by applicable law, (c) entering into repurchase agreements, (d) investing in permitted leveraged investments and (e) as otherwise permitted by applicable law.

securities to Qualified Institutions, the purchase of debt obligations in which the Fund may invest consistently with the Fund’s investment objective and policies and investment restrictions or the temporary investment in repurchase agreements with Qualified Institutions. The Fund will not lend portfolio securities if, as a result, the aggregate of such loans exceed 33 1/3% of the value of the Fund’s total assets (including such loans).

would be lent to other parties except through entering into repurchase agreements and purchasing debt instruments or other investments of the type contemplated by the Fund’s investment objectives and policies.

Underwriting	Underwriting	Underwriting	Underwriting

The Fund may not underwrite any issue of securities, except to the extent that the sale of portfolio securities in accordance with the Fund’s investment objective, policies and limitations may be deemed to be an underwriting, and except that the Fund may acquire securities under circumstances in which, if the securities were sold, the Fund might be deemed to be an underwriter for purposes of the Securities Act of 1933, as amended (the “1933 Act”).

The Fund may not underwrite the securities of other issuers, except to the extent that in connection with the disposition of portfolio securities or the sale of its own shares the Fund may be deemed to be an underwriter.

Same as RA

The Fund may not underwrite securities of other issuers, except to the extent the Fund may be deemed an underwriter under the Securities Act in connection with the purchase or sale of portfolio securities.

Short Sales	Short Sales	Short Sales	Short Sales

No fundamental policy

The Fund may not, except in the case of short sales against the box, make any short sale of securities, unless, after giving effect to such sale, the market value of all securities sold short does not exceed 10% of the value of the Fund’s total assets and the Fund’s aggregate

		No fundamental policy	No fundamental policy

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RA (Acquiring Fund)	HTR	BOI	HHY
short sale of a particular class of securities does not exceed 25% of the then outstanding securities of that class.

Exercise of Control	Exercise of Control	Exercise of Control	Exercise of Control

No fundamental policy	The Fund may not invest for the purpose of exercising control over management of any company.	No fundamental policy	No fundamental policy

For all of the Funds, the following interpretation applies to, but is not a part of, the fundamental limitation with respect to diversification:  Asset- and mortgage - backed securities will not be considered to have been issued by the same issuer by reason of the securities having the same sponsor, and asset- and mortgage -backed securities issued by a finance or other special purpose subsidiary that are not guaranteed by the parent company will be considered to be issued by a separate issuer from the parent company.

With respect to the fundamental policies relating to borrowing money set forth under “Senior Securities and Borrowing” above, the 1940 Act permits a Fund to borrow money in amounts of up to one-third of the Fund’s total assets from banks for any purpose, and to borrow up to 5% of the Fund’s total assets from banks or other lenders for temporary purposes.  A Fund’s total assets include the amounts being borrowed.  To limit the risks attendant to borrowing, the 1940 requires a Fund to maintain at all times an “asset coverage” of at least 300% of the amount of its borrowings.  Asset coverage means the ratio that the value of a Fund’s total assets (including amounts borrowed), minus liabilities other than borrowings, bears to the aggregate amount of all borrowings.  Borrowing money to increase portfolio holdings is known as “leveraging.” Certain trading practices and investments, such as reverse repurchase agreements, may be considered to be borrowings or involve leverage and thus are subject to the 1940 Act restrictions.  In accordance with SEC staff guidance and interpretations, when a Fund engages in such transactions, the Fund instead of maintaining asset coverage of at least 300%, may segregate or earmark liquid assets, or enter into an offsetting position, in an amount at least equal to the Fund’s exposure, on a mark-to-market basis, to the transaction (as calculated pursuant to requirements of the SEC).  The policies under “Senior Securities and Borrowing” above will be interpreted to permit a Fund to engage in trading practices and investments that may be considered to be borrowing or to involve leverage to the extent permitted by the 1940 Act and to permit a Fund to segregate or earmark liquid assets or enter into offsetting positions in accordance with the 1940 Act.  Short-term credits necessary for the settlement of securities transactions and arrangements with respect to securities lending will not be considered to be borrowings under the policy.  Practices and investments that may involve leverage but are not considered to be borrowings are not subject to the policy.

With respect to the fundamental policies set forth under “Underwriting” above, the 1940 Act does not prohibit a Fund from engaging in the underwriting business or from underwriting the securities of other issuers; in fact, in the case of diversified funds, the 1940 Act permits a Fund to have underwriting commitments of up to 25% of its assets under certain circumstances.  Those circumstances currently are that the amount of a Fund’s underwriting commitments, when added to the value of the Fund’s investments in issuers where the Fund owns more than 10% of the outstanding voting securities of those issuers, cannot exceed the 25% cap.  A fund engaging in transactions involving the acquisition or disposition of portfolio securities may be considered to be an underwriter under the Securities Act.  Although it is not believed that the application of the Securities Act provisions described above would cause a Fund to be engaged in the business of underwriting, the policy under “Underwriting” above will be interpreted not to prevent a Fund from engaging in transactions involving the acquisition or disposition of portfolio securities, regardless of whether the Fund may be considered to be an underwriter under the Securities Act or is otherwise engaged in the underwriting business to the extent permitted by applicable law.

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With respect to the fundamental policies under “Lending” above, the 1940 Act does not prohibit a Fund from making loans (including lending its securities); however, SEC staff interpretations currently prohibit funds from lending more than one-third of their total assets (including lending its securities), except through the purchase of debt obligations or the use of repurchase agreements.  In addition, collateral arrangements with respect to options, forward currency and futures transactions and other derivative instruments (as applicable), as well as delays in the settlement of securities transactions, will not be considered loans.

Under the 1940 Act, a “senior security” does not include any promissory note or evidence of indebtedness where such loan is for temporary purposes only and in an amount not exceeding 5% of the value of the total assets of the issuer at the time the loan is made.  A loan is presumed to be for temporary purposes if it is repaid within sixty days and is not extended or renewed.  Both transactions involving indebtedness and preferred shares issued by a Fund would be considered senior securities under the 1940 Act.  A Fund may only enter into transactions involving indebtedness if the asset coverage (as defined in the 1940 Act) would be at least 300% of the indebtedness.  A Fund may only issue preferred shares if the asset coverage (as defined in the 1940 Act) would be at least 200% after such issuance.

DIRECTORS AND OFFICERS

The Directors

The Board of each Fund currently consists of five individuals, four of whom are not “interested persons” of the Funds as defined in the 1940 Act (the “Independent Directors”).

The Role of the Board

Each Fund’s Board provides oversight of the management of the business and affairs of the respective Fund.  As is the case with virtually all investment companies (as distinguished from operating companies), the day-to-day management of the business and affairs of a Fund is performed by various service providers to the Fund, such as the Fund’s investment adviser and administrator, the sub -administrator, custodian, and transfer agent.  The Board has elected senior employees of the Adviser as officers of the Funds, with responsibility to monitor and report to the Board on the Fund’s day-to-day operations.  In conducting this oversight, the Board receives regular reports from these officers and service providers regarding each Fund’s operations.  For example, the Treasurer of the Funds provides reports as to financial reporting matters, and investment personnel of the Adviser report on the Funds’ investment activities and performance.  The Board has elected a Chief Compliance Officer who administers the Funds’ compliance program and regularly reports to the Board as to compliance matters.  Some of these reports are provided as part of formal “Board meetings” which typically are held quarterly, in person, and involve the Board’s review of recent Fund operations.  From time to time, one or more members of the Board may also meet with management in less formal settings, between scheduled “Board meetings,” to discuss various topics.  In all cases, however, the role of the Board and of any individual Director is one of oversight and not of management of the day-to-day affairs of the Fund and its oversight role does not make the Board a guarantor of the Funds’ investments, operations or activities.

Board Leadership Structure

Each Fund’s Board has structured itself in a manner that it believes allows it to perform its oversight function effectively.  Currently, 80% of the members of each Board, including the Chairman of the Board, are not “interested persons,” as defined in the 1940 Act, of a Fund (the “Independent Directors”), which are Directors that are not affiliated with the Adviser or its affiliates.  Each Board has established three standing committees, an Audit Committee, a Nominating and Compensation Committee and a Qualified Legal Compliance Committee (collectively, the “Committees”), which are discussed in greater detail below.  Each of the Independent Directors helps identify matters for consideration by the Board and the Chairman has an active role in the agenda setting process for Board meetings.  The Audit Committee Chairman also has an active role in the agenda setting process for the Audit Committee meetings.  The Independent Directors have engaged their own independent counsel to advise them on matters relating to their responsibilities to the Funds.  Each Fund’s Board has adopted Fund Governance Policies and Procedures to ensure that the Board is properly constituted in accordance with the 1940 Act and to set forth examples of certain of the significant matters for consideration by the Board and/or its

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Committees in order to facilitate the Board’s oversight function.  For example, although the 1940 Act requires that at least 40% of a fund’s directors not be “interested persons,” as defined in the 1940 Act, the Board has determined that the Independent Directors should constitute at least a majority of the Board.  The Board reviews its structure annually.  The Board also has determined that the structure, function and composition of the Committees are appropriate means to provide effective oversight on behalf of Fund shareholders.

Board Oversight of Risk Management

As part of its oversight function, each Board receives and reviews various risk management reports and assessments and discusses these matters with appropriate management and other personnel of the Adviser.  Because risk management is a broad concept comprised of many elements, Board oversight of different types of risks is handled in different ways.  For example, the full Board receives and reviews reports from senior personnel of the Adviser (including senior compliance, financial reporting and investment personnel) or their affiliates regarding various types of risks, including, but not limited to, operational, compliance, investment, and business continuity risks, and how they are being managed.  Furthermore, the full Board meets with the Funds’ Chief Compliance Officer at least quarterly to discuss compliance risks relating to the Fund, the Adviser and the Funds’ other service providers.  The Audit Committee supports the Board’s oversight of risk management in a variety of ways, including meeting regularly with the Fund’s Treasurer and with the Funds’ independent registered public accounting firm and, when appropriate, with other personnel employed by the Adviser to discuss, among other things, the internal control structure of the Funds’ financial reporting function and compliance with the requirements of the Sarbanes-Oxley Act of 2002.  The Audit Committee also meets at least quarterly with the Funds’ Chief Compliance Officer to discuss compliance and operational risks and receives reports from the Adviser’s internal audit group as to these and other matters.

Information about Each Director’s Qualification, Experience, Attributes or Skills

Each Fund’s Board believes that each Director has the qualifications, experience, attributes and skills (“Director Attributes”) appropriate to serve as a Director of the Funds in light of the Funds’ business and structure.  In addition to a demonstrated record of business and/or professional accomplishment, each Director has served on boards for organizations other than the Funds, as well as having served on the Board of the Funds.  They therefore have substantial board experience and, in their service to the Funds, have gained substantial insight as to the operations of the Funds and have demonstrated a commitment to discharging their oversight responsibilities as Directors.  The Board, with the assistance of the Nominating and Compensation Committee, annually conducts a “self-assessment” wherein the performance of the Board and the effectiveness of the Board’s committee structure are reviewed.

In addition to the information provided above, certain additional information regarding the Directors and their Director Attributes is provided below.  Although the information is not all-inclusive, the information describes some of the specific experiences, qualifications, attributes or skills that each Director possesses to demonstrate that the Directors have the appropriate Director Attributes to serve effectively as Directors of the Funds.  Many Director Attributes involve intangible elements, such as intelligence, integrity and work ethic, the ability to work together, to communicate effectively, to exercise judgment and to ask incisive questions, and commitment to stockholder interests.

Edward A. Kuczmarski — In addition to his tenure as a Director of the Funds, Mr. Kuczmarski has financial accounting experience as a Certified Public Accountant.  He also currently serves on the board of directors/trustees for several other investment management companies.  In serving on these boards, Mr. Kuczmarski has come to understand and appreciate the role of a director and has been exposed to many of the challenges facing a board and the appropriate ways of dealing with those challenges.  Mr. Kuczmarski serves as Chairman of the Board of Directors, Chairman of the Nominating and Compensation Committee, and is a member of the Audit Committee.

Louis P. Salvatore — In addition to his tenure as a Director of the Funds, Mr. Salvatore has extensive business experience in financial services and financial reporting, including serving on the board of directors/trustees and as audit committee chairman for several other publicly traded and private companies.  Mr. Salvatore previously spent over thirty years in public accounting.  He holds a Masters

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Professional Director Certification from the American College of Corporate Directors, a public company director education organization.  Mr. Salvatore serves as Chairman of the Audit Committee, and is a member of the Nominating and Compensation Committee.

Stuart A. McFarland — In addition to his tenure as a Director of the Funds, Mr. McFarland has extensive experience in executive leadership, business development and operations, corporate restructuring and corporate finance.  He previously served in senior executive management roles in the private sector, including serving as the Executive Vice President and Chief Financial Officer of Fannie Mae and as the Executive Vice President and General Manager of GE Capital Mortgage Services, Corp.  Mr. McFarland currently serves on the board of directors and audit committees for various other investment management companies and non-profit entities, and is the Managing Partner of Federal City Capital Advisors.  Mr. McFarland is a member of the Audit Committee and the Nominating and Compensation Committee.

Heather S. Goldman — Ms. Goldman has extensive experience in executive leadership, business development and marketing of investment vehicles similar to those managed by the Adviser.  Ms. Goldman is a financial services executive, who over a twenty-plus year career has worked in a senior capacity across a diverse array of firms in the private equity, investment management and commercial banking industries.  She previously served as head of global marketing for the Adviser, and as such has extensive knowledge of the Adviser, its operations and personnel.  She also has experience working in other roles for the parent company of the Adviser.  Prior to working with the Adviser, and for nearly five years, she acted as CEO and Chairman, co-founding and managing Capital Thinking, a financial services risk-management business in New York.  Ms. Goldman is a member of the Audit Committee and the Nominating and Compensation Committee.

Jonathan C. Tyras — Mr. Tyras is the General Counsel, Chief Financial Officer and a Managing Director of the Adviser.  Mr. Tyras has extensive knowledge of the Adviser, its operations, personnel and financial resources.  Prior to joining the Adviser in 2006, Mr. Tyras spent eight years as a capital markets attorney with a major international law firm after beginning his career with Ernst & Young LLP.  His position of responsibility at the Adviser, in addition to his knowledge of the firm and experience in financial services, has been determined to be valuable to the Board in its oversight of the Funds.

Board Meetings

BOI held four regular meetings during the fiscal year ended June 30, 2016.  HTR held four regular meetings during the fiscal year ended September 30, 2015.  HHY held four regular meetings during the fiscal year ended September 30, 2015.  For each Target Fund, each Director attended at least 75% of the aggregate of the meetings of each Fund’s Board of Directors and Board committees on which he or she served during the time period.  The Chairman of the Board of Directors, who is elected by the Independent Directors, will preside at each executive session of the Board, or if one has not been designated, the chairperson of the Nominating and Compensation Committee shall serve as such.

Audit Committee

Each Fund has a standing Audit Committee that was established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended, which currently consists of Messrs. Kuczmarski, McFarland, and Salvatore and Ms. Goldman, all of whom are Independent Directors.  The principal functions of the Audit Committee are to review the Fund’s audited financial statements, to select the Fund’s independent auditors, to review with the Fund’s auditors the scope and anticipated costs of their audit and to receive and consider a report from the auditors concerning their conduct of the audit, including any comments or recommendations they might want to make in connection therewith.  BOI held four Audit Committee meetings during the fiscal year ended June 30, 2016.  HTR held four Audit Committee meetings during the fiscal year ended September 30, 2015.  HHY held four Audit Committee meetings during the fiscal year ended September 30, 2015.  In each instance all of the members of the Audit Committee attended all of the Audit Committee meetings(1).  Mr. Salvatore serves as a Chairman of each Audit Committee.  Each Board has determined that Messrs.  Kuczmarski, McFarland, and

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Salvatore are each an “audit committee financial expert,” as defined in Item 407 of Regulation S-K promulgated by the SEC.

Each Fund’s Board of Directors has adopted a written charter for its Audit Committee, which is available on each Fund’s website at www.brookfieldim.com.  A copy of each Fund’s Audit Committee Charter is also available free of charge, upon request directed to Investor Relations, Brookfield Funds, Brookfield Place, 250 Vesey Street, 15th Floor, New York, New York 10281-1023.

Nominating and Compensation Committee

Each Fund has a Nominating and Compensation Committee, which currently consists of Messrs.  Kuczmarski, McFarland, and Salvatore and Ms. Goldman, all of whom are Independent Directors and independent as independence is defined in the New York Stock Exchange, Inc.’s listing standards.  The Nominating and Compensation Committee of each Target Fund met four times during the last fiscal year.  In each instance the meetings were attended by all of the members of the Nominating and Compensation Committee(2).  The function of each Fund’s Nominating and Compensation Committee is to recommend candidates for election to its Board as Independent Directors.  Each Fund’s Nominating and Compensation Committee evaluates each candidate’s qualifications for Board membership and their independence from the Adviser and other principal service providers.

The Nominating and Compensation Committee will consider nominees recommended by stockholders who, separately or as a group, own at least one percent of a Fund’s shares.

When identifying and evaluating prospective nominees, the Nominating and Compensation Committees review all recommendations in the same manner, including those received by stockholders.  The Nominating and Compensation Committees first determine if the prospective nominee meets the minimum qualifications set forth above.  Those proposed nominees meeting the minimum qualifications as set forth above are then considered by the Nominating and Compensation Committees with respect to any other qualifications deemed to be important.  Those nominees meeting the minimum and other qualifications and determined by the Nominating and Compensation Committees as suitable are included on each Fund’s proxy cards.

Stockholder recommendations should be addressed to the Nominating and Compensation Committee in care of the Secretary of the respective Fund and sent to Brookfield Place, 250 Vesey Street, 15th Floor, New York, New York 10281-1023.  Stockholder recommendations should include biographical information, including business experience for the past nine years and a description of the qualifications of the proposed nominee, along with a statement from the nominee that he or she is willing to serve and meets the requirements to be an Independent Director, if applicable.  Each Fund’s Nominating and Compensation Committee also determines the compensation paid to the Independent Directors.  Each Fund’s Board of Directors has adopted a written charter for its Nominating and Compensation Committee, which is available on each Fund’s website at www.brookfieldim.com.  A copy of each Fund’s Nominating and Compensation Committee Charter is also available free of charge, upon request directed to Investor Relations, Brookfield Funds, Brookfield Place, 250 Vesey Street, 15th Floor, New York, New York 10281-1023.

Qualified Legal Compliance Committee

Each Fund has a standing Qualified Legal Compliance Committee (“QLCC”).  The QLCC was formed for the purpose of compliance with Rules 205.2(k) and 205.3(c) of the Code of Federal Regulations, regarding alternative reporting procedures for attorneys retained or employed by an issuer who appear and practice before the Securities and Exchange Commission on behalf of the issuer (the “issuer attorneys”).  An issuer attorney who becomes aware of evidence of a material violation by the Funds, or by any officer, Director, employee, or agent of the Funds, may report evidence of such material violation to the QLCC as an alternative to the reporting

(1)         Ms. Goldman joined the Audit Committee of each Target Fund on May 14, 2015.

(2)         Ms. Goldman joined the Nominating and Compensation Committee of each Target Fund on May 14, 2015.

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requirements of Rule 205.3(b) (which requires reporting to the chief legal officer and potentially “up the ladder” to other entities). The QLCC meets as needed.  During the last fiscal year, each Fund’s QLCC did not meet.  The QLCC currently consists of Messrs. Kuczmarski, McFarland, and Salvatore and Ms. Goldman.

Biographical Information

The following tables provide information concerning the directors and officers of the Funds.

Name, Address and Age	Position(s) Held with the Acquiring Fund and Term of Office and Length of Time Served	Principal Occupation(s) During Past 5 Years and Other Directorships Held by Director	Number of Portfolios in Fund Complex Overseen by Director
HTR and HHY — Class III Independent Director — Term Expires at the 2017 Annual Meeting of Stockholders

BOI — Class III Independent Director — Term Expires at the 2016 Annual Meeting of Stockholders

RA — Class I Independent Director — Term Expires at the 2017 Annual Meeting of Stockholders

Louis P. Salvatore c/o Brookfield Place, 250 Vesey Street, 15th Floor, New York, New York 10281-1023	Director, Chairman of the Audit Committee, Member of the Nominating and Compensation	Director/Trustee of several investment companies advised by the Adviser (2005-Present); Director of SP Fiber Technologies, Inc.	10

Born: 1946	Committee Elected since: 2005 (HTR); 2008 (HHY); Inception (BOI and RA) Elected for: Three Year Term (HTR, HHY and BOI); Will serve one year until election in 2017 (RA)

(2012-2015); Director of Gramercy Property Trust (2012-Present); Director of Turner Corp. (2003-Present); Director of Jackson Hewitt Tax Services, Inc. (2004-2011); Employee of Arthur Andersen LLP (2002-Present).

HTR and HHY — Class III Interested Director — Term Expires at the 2017 Annual Meeting of Stockholders

BOI — Class III Interested Director — Term Expires at the 2016 Annual Meeting of Stockholders

RA — Class I Interested Director — Term Expires at the 2017 Annual Meeting of Stockholders

Jonathan C. Tyras* c/o Brookfield Place, 250 Vesey Street, 15th Floor, New York, New York 10281-1023 Born: 1968	Director Elected since: 2014 (HTR, HHY and BOI); 2016 (RA) Elected for: Three Year Term (HTR, HHY and	Managing Director and Chief Financial Officer of the Adviser (2010-Present); General Counsel and Secretary of the Adviser (2006-Present); Director/Trustee of several investment	10

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Name, Address and Age	Position(s) Held with the Acquiring Fund and Term of Office and Length of Time Served	Principal Occupation(s) During Past 5 Years and Other Directorships Held by Director	Number of Portfolios in Fund Complex Overseen by Director
	BOI); Will serve one year until election in 2017 (RA)

companies advised by the Adviser (2012-Present); Secretary of several investment companies advised by the Adviser (2006-2014); Vice President of Brookfield Investment Funds (2011-2014); Chief Financial Officer of Brookfield Investment Management (UK) Limited (2011-Present); Director of Brookfield Investment Management (UK) Limited (2013-Present); Chief Financial Officer of Brookfield Investment Management (Canada) Inc. (2011-Present); Chief Executive Officer of Brookfield Investment Management (US) LLC (2011-Present); Managing Director of AMP Capital Brookfield Pty Limited (2011-2012); Chairman of Brookfield Soundvest Capital Management (2015-Present).

HTR — Class I Independent Director — Term Expires at the 2018 Annual Meeting of Stockholders

HHY — Class II Independent Director — Term Expires at the 2019 Annual Meeting of Stockholders

BOI — Class I Independent Director — Term Expires at the 2017 Annual Meeting of Stockholders

RA — Class II Independent Director — Term Expires at the 2018 Annual Meeting of Stockholders

Heather S. Goldman c/o Brookfield Place, 250 Vesey Street, 15th Floor, New York, New York 10281-1023 Born: 1967	Director, Member of the Audit Committee, Member of the Nominating and Compensation Committee Elected since: 2013 (HTR and HHY); 2013 (BOI); 2016 (RA) Elected for: Three Year Term (HTR, HHY and BOI); Will serve two years until election in 2018 (RA)	Director/Trustee of several investment companies advised by the Adviser (2013-Present); Global Head of Marketing and Business Development of the Adviser (2011-2013); Managing Partner of Brookfield Financial (2009-2011); Director and Board Chair of University Settlement House (2003-2013); Member of the Honorary Board of University Settlement House (2014-Present);	10

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Name, Address and Age	Position(s) Held with the Acquiring Fund and Term of Office and Length of Time Served	Principal Occupation(s) During Past 5 Years and Other Directorships Held by Director	Number of Portfolios in Fund Complex Overseen by Director
		Co-Founder & President of Capstak, Inc. (2014-Present).

HTR and HHY — Class I Independent Director — Term Expires at the 2018 Annual Meeting of Stockholders

BOI — Class II Independent Director — Term Expires at the 2018 Annual Meeting of Stockholders

RA — Class III Independent Director — Term Expires at the 2019 Annual Meeting of Stockholders

Stuart A. McFarland c/o Brookfield Place, 250 Vesey Street, 15th Floor, New York, New York 10281-1023 Born: 1947	Director, Member of the Audit Committee, Member of the Nominating and Compensation Committee Elected since: 2006 (HTR); 2008 (HHY); 2013 (BOI); 2016 (RA) Elected for: Three Year Term (HTR, HHY, BOI and RA)	Director/Trustee of several investment companies advised by the Adviser (2006-Present); Director of United Guaranty Corporation (2011-Present); Director of Brandywine Funds (2003-2013); Director of New Castle Investment Corp. (2000-Present); Managing Partner of Federal City Capital Advisors (1997-Present); Director of New America High Income Fund (2013-Present); Director of New Senior Investment Group, Inc. (2014-Present).	10

HTR — Class II Independent Director — Term Expires at the 2019 Annual Meeting of Stockholders

HHY — Class I Independent Director — Term Expires at the 2018 Annual Meeting of Stockholders

BOI — Class II Independent Director — Term Expires at the 2018 Annual Meeting of Stockholders

RA — Class III Independent Director — Term Expires at the 2019 Annual Meeting of Stockholders

Edward A. Kuczmarski c/o Brookfield Place, 250 Vesey Street, 15th Floor, New York, New York 10281-1023 Born: 1949	Director, Chairman of the Board, Member of the Audit Committee, Chairman of the Nominating and Compensation Committee Elected since: 2014 (HTR); 2013 (BOI and HHY); 2016 (RA)	Director/Trustee of several investment companies advised by the Adviser (2011-present); Certified Public Accountant and Retired Partner of Crowe Horwath LLP (1980-2013); Trustee of the Empire Builder Tax Free Bond Fund (1984-2013); Director of ISI	10

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Elected for: Three Year Term (HTR, HHY, BOI and RA)	Funds (2007-2015); Trustee of the Daily Income Fund (2006-2015); Director of the California Daily Tax Free Income Fund, Inc. (2006-2015); Trustee of the Stralem Funds (2014-Present).

Officers of the Funds

The officers of each Fund are elected by the Fund’s Board either at its annual meeting, or at any subsequent regular or special meeting of the Board.  The Board of each Fund has elected officers, to hold office at the discretion of the Board until their successors are chosen and qualified or until his or her resignation or removal.  Except where dates of service are noted, all officers listed below served the Funds as such throughout the fiscal year ended June 30, 2016 for BOI and the fiscal year ended September 30, 2015 for HHY and HTR.  The following table sets forth information concerning each officer of the Funds as of the date of this Statement of Additional Information:

Name, Address and Age	Position(s) Held with Funds	Term of Office and Length of Time Served	Principal Occupation(s) During Past 5 Years
Brian F. Hurley* c/o Brookfield Place, 250 Vesey Street, 15th Floor, New York, New York 10281-1023 Born: 1977	President	RA: Elected at inception Target Funds: Served since 2014

President of several investment companies advised by the Adviser (2014-Present); Managing Director (2014-Present) and Assistant General Counsel (2010-Present) of the Adviser; Director of the Adviser (2010-2014); Secretary of Brookfield Investment Funds (2011-2014); Brookfield Soundvest Capital Management (2015-Present).

Angela W. Ghantous* c/o Brookfield Place, 250 Vesey Street, 15th Floor, New York, New York 10281-1023 Born: 1975	Treasurer	RA: Elected at inception Target Funds: Served since 2013

Treasurer of several investment companies advised by the Adviser (2012-Present); Director and Head of Fund Administration and Accounting of the Adviser (2012-Present); Vice President of the Adviser (2009-2012).

Alexis I. Rieger* c/o Brookfield Place, 250 Vesey Street, 15th Floor, New York, New York 10281-1023	Secretary	RA: Elected at inception Target Funds: Served	Secretary of several investment companies advised by the Adviser (2014-Present); Vice

*                 Designates individuals who are “interested persons” of the Funds, as defined by the 1940 Act, because of affiliations with the Adviser.

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Born: 1980		since 2014	President and Associate General Counsel of the Adviser (2011-present).

Seth A. Gelman* c/o Brookfield Place, 250 Vesey Street, 15th Floor, New York, New York 10281-1023 Born: 1975	Chief Compliance Officer (“CCO”)	RA: Elected at inception BOI: Elected annually since 2013 HTR and HHY: Elected Annually Since 2009	CCO of several investment companies advised by the Adviser (2009-Present); CCO of the Adviser (2009-Present); CCO of Brookfield Investment Management (UK) Limited (2013-Present).

Indemnification of Directors and Officers

Each Fund’s charter limits the personal liability of Directors and Officers to the Fund and its shareholders to the fullest extent permitted by Maryland law and the 1940 Act.  Based upon Maryland law and the charter, each Fund’s Directors and Officers have no liability to the Fund and its shareholders for money damages except for (a) actual receipt of an improper benefit in money, property or services, or (b) active or deliberate dishonesty that is established by a final judgment and is material to the cause of action.  In accordance with the 1940 Act, the charter does not protect or purport to protect Directors and Officers against any liability to the Fund or its shareholders to which they would be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of duties involved in the conduct of such person’s office.

In addition, HTR’s charter and Bylaws provide that HTR will indemnify and each of the Acquiring Fund’s, BOI’s and HHY’s charters authorize the Acquiring Fund, BOI and HHY, respectively, to obligate the Acquiring Fund, BOI and HHY and the Acquiring Fund’s, BOI’s and HHY’s Bylaws obligate the Acquiring Fund, BOI and HHY, respectively, in each case, to indemnify (a) its present and former Directors and Officers, whether serving a Fund or at its request any other entity, to the full extent required or permitted by Maryland law, including the advance of expenses and (b) any individual who served a predecessor of a Fund in any of the capacities described above, and to any employee or agent of the Fund, or a predecessor of the Fund, to such extent as shall be authorized by the Board of such Fund or the Bylaws and be permitted by law, subject to the applicable requirements of the 1940 Act.  Maryland law requires a Maryland corporation (unless its charter provides otherwise, which each Fund’s charter does not) to indemnify a Director or Officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity.  Under Maryland law, each Fund is entitled to indemnify each present or former Director or Officer, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which he or she may be made or are threatened to be made a party by reason of his or her services in those in other capacities, unless it is proved that (1) the act or omission of the Director or Officer was material to the cause of action adjudicated in the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty, (2) the Director or Officer actually received an improper personal benefit in money, property or services or (3) in the case of any criminal proceeding, the Director or Officer has reasonable cause to believe that the act or omission was unlawful.

However, under Maryland law, a Maryland corporation may not indemnify a Director or Officer for an adverse judgment in a suit by or in the right of the corporation or if the Director or Officer was adjudged liable on the basis that a personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses.  In addition, Maryland law permits a Maryland corporation to advance reasonable expenses to a Director or Officer upon the corporation’s receipt of: (a) a written affirmation by the Director or Officer of his

*                 Designates individuals who are “interested persons” of the Funds, as defined by the 1940 Act, because of affiliations with the Adviser.

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or her good faith belief that he or she has met the standard of conduct necessary for indemnification and (b) a written undertaking by the Director or Officer or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that he or she did not meet the standard of conduct.  In the view of the staff of the SEC, an indemnification provision is consistent with the 1940 Act if it (i) precludes indemnification for any liability, whether or not there is an adjudication of liability, arising by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties described in Section 17(h) and (i) of the 1940 Act (“disabling conduct”) and (ii) sets forth reasonable and fair means for determining whether indemnification shall be made; in the case of the Funds, “reasonable and fair means” would include (1) a final decision on the merits by a court or other body before whom the proceeding was brought that the person to be indemnified (“indemnitee”) was not liable by reason of disabling conduct (including a dismissal of insufficiency of evidence) and (2) a reasonable determination, based upon a review of the facts, that the indemnitee was not liable by reason of disabling conduct, by (a) the vote of a majority of a quorum of Directors who are neither “interested persons” of the Fund as defined in Section 2(a)(19) of the 1940 Act nor parties to the proceeding, or (b) a written opinion of independent legal counsel.

The indemnification rights provided or authorized by the charter, the Bylaws or applicable law are not exclusive of any other rights to which a person seeking indemnification may be entitled.  Each Fund has also obtained liability insurance at its expense for the benefit of its Directors and Officers which includes coverage for liability arising from the performance of their duties on behalf of the Fund which is not inconsistent with the indemnification provisions of the charter, the Bylaws and applicable law.

Share Ownership

As of December 31, 2015, the Directors and Officers of the Funds beneficially owned individually and collectively as a group less than 1% of the outstanding shares of each Target Fund.  As the Acquiring Fund has not yet begun operations, no shares are outstanding.

The following table sets forth the aggregate dollar range of equity securities owned by each Director of the Funds and of all funds overseen by each Director in the Adviser’s family of investment companies (the “Fund Complex”) as of December 31, 2015.  The Fund Complex is comprised of the Funds, Brookfield Global Listed Infrastructure Income Fund, Inc., and Brookfield Investment Funds and its five series:  Brookfield Global Listed Real Estate Fund; Brookfield Global Listed Infrastructure Fund; Brookfield U.S. Listed Real Estate Fund; Brookfield Real Assets Securities Fund; and Brookfield Real Assets Debt Fund.  The cost of each Director’s investment in the Fund Complex may vary from the current dollar range of equity securities shown below, which is calculated on a market value basis as of December 31, 2015.  The information as to beneficial ownership is based on statements furnished to the Funds by each Director.

Name of Director	Aggregate Dollar Range of Equity Securities in BOI	Aggregate Dollar Range of Equity Securities in HTR	Aggregate Dollar Range of Equity Securities in HHY	Aggregate Dollar Range of Equity Securities in All Funds Overseen by Director in Family of Investment Companies
Heather S. Goldman	$0	$0	$0	$50,001-$100,000
Edward A. Kuczmarski	$10,001-$50,000	$0	$0	$50,001-$100,000
Stuart A. McFarland	$10,001-$50,000	$50,001-$100,000	$10,001-$50,000	Over $100,000
Louis P. Salvatore	$0	Over $100,000	$50,001-$100,000	Over $100,000
Jonathan C. Tyras	$0	$0	$0	$10,001-$50,000

As of December 31, 2015, none of the Independent Directors of the Funds (or their respective immediate family members) beneficially owned securities of the Adviser, or an entity controlling, controlled by or under common control with the Adviser (not including registered investment companies).

Compensation of Directors

No remuneration was paid by any of the Funds to persons who were directors, officers or employees of the Adviser or any affiliate thereof for their services as Directors or officers of such Fund.  Effective September 1, 2014, the Board switched from a per Fund fee to a Fund Complex fee.  As of July 1, 2015, the aggregate annual retainer

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paid to each Independent Director of the Board for the Fund Complex is $155,000.  The Independent Chairman of the Fund Complex and the Chairman of the Audit Committee each receive an additional payment of $30,000 per year.  The following table sets forth information concerning the compensation received by Independent Directors for the last fiscal year for the Target Funds.  As the Acquiring Fund has not yet begun operations, no compensation was paid to Directors.

	Directors’ Aggregate Compensation from BOI*	Directors’ Aggregate Compensation from HTR**	Directors’ Aggregate Compensation from HHY**	Total Directors’ Compensation from the Funds and the Fund Complex**
Rodman L. Drake^	$—	$2,283	$3,585	$9,326
Edward A. Kuczmarski	$31,746	$33,247	$21,559	$177,500
Stuart A. McFarland	$26,598	$27,856	$18,063	$155,000
Louis P. Salvatore	$31,746	$33,247	$21,559	$184,250
Heather S. Goldman^^	$26,598	$11,820	$4,436	$68,234

^                  Mr. Drake passed away on June 24, 2014.

^^            Ms. Goldman was an Interested Director until March 22, 2015.  While she was an Interested Director, Ms. Goldman did not receive compensation from the Funds.

*                 Amounts shown are for the twelve months ended June 30, 2016.

**          Amounts shown are for the twelve months ended September 30, 2015.

INVESTMENT MANAGEMENT AGREEMENTS

Investment Management Agreement

Brookfield Investment Management Inc., a Delaware corporation and a registered investment adviser under Advisers Act, serves as the investment adviser and administrator to the Fund.  Founded in 1989, the Adviser is a wholly owned subsidiary of Brookfield Asset Management Inc. (TSX/NYSE: BAM; EURONEXT: BAMA), a publicly held global alternative asset manager focused on property, renewable power, infrastructure and private equity, with over $250 billion of assets under management as of June 30, 2016.  Pursuant to the Fund’s investment advisory agreement, the Adviser is responsible for the investment management of the Fund, including making investment decisions and placing orders to buy, sell or hold particular securities.  The Adviser also currently serves as investment adviser to various closed-end mutual funds, and previously served as investment adviser to Helios Select Fund, Inc., an open-end management investment company, organized as a Maryland corporation on October 27, 2008, which has since ceased to be an investment company.  As of March 31, 2016, the Adviser and its affiliates had over $16 billion in assets under management.  The Adviser’s principal offices are located at Brookfield Place, 250 Vesey Street, 15th Floor, New York, New York 10281-1023.

The Adviser currently serves as the investment adviser to each Fund pursuant to investment advisory agreements (the “Advisory Agreements”).  Pursuant to the Advisory Agreements, the Adviser furnishes a continuous investment program for the Funds’ portfolios, makes the day-to -day investment decisions for the Funds, arranges the portfolio transactions of the Funds, and generally manages the Funds’ investments in accordance with the stated policies of the Fund, subject to the general supervision of the Board.

Each Advisory Agreement provides, among other things, that the Adviser will bear all expenses of its employees and overhead incurred in connection with its duties under the Advisory Agreement, and will pay all salaries of the Fund’s directors and officers who are affiliated persons (as such term is defined in the 1940 Act) of the Adviser.

BOI pays the Adviser a monthly fee for its services at an annual rate of 1.00% of the Fund’s average daily net assets, plus the amount of any borrowings for investment purposes (“Managed Assets”).

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HTR pays the Adviser a monthly fee for its services at an annual rate of 0.65% of the Fund’s average weekly net assets (excluding financial leverage).

HHY pays the Adviser a monthly fee for its services, computed weekly, which is equal to 0.65% per annum of the Fund’s average weekly total assets minus the sum of accrued liabilities (other than the aggregate indebtedness constituting financial leverage).

RA will pay the Adviser a monthly fee for its services at an annual rate of 1.00% of the Fund’s daily Managed Assets.  The Adviser has agreed to waive its fees and/or reimburse expenses for two years following the closing date of the Reorganizations so that the total annual operating expense ratio of the Combined Fund will not exceed 1.03% (excluding the costs of using leverage, brokerage commissions and other transactions, acquired fund fees and expenses, interest, taxes, and extraordinary expenses, such as litigation; and other expenses not incurred in the ordinary course of the Combined Fund’s business.  This agreement may not be discontinued prior to the expiration of the two-year period unless authorized by the Board of the Combined Fund or the Combined Fund’s investment advisory agreement terminates.  This agreement is not expected to be continued after the expiration of the two-year period.

Advisory Fees Earned by the Investment Adviser

Investment Management Fees	BOI
For the Fiscal Year Ended	Earned by the Investment Adviser
June 30, 2016	$5,254,073
June 30, 2015	$5,913,699
June 30, 2014	$4,909,042
June 30, 2013*	$1,091,636

Investment Management Fees	HTR
For the Fiscal Year Ended	Earned by the Investment Adviser
September 30, 2015	$2,380,714
September 30, 2014**	$2,014,265
November 30, 2013	$2,321,859
November 30, 2012	$1,538,350

Investment Management Fees	HHY
For the Fiscal Year Ended	Earned by the Investment Adviser
September 30, 2015	$2,189,410
September 30, 2014***	$393,453
June 30, 2014****	$691,792
June 30, 2013****	$708,828
June 30, 2012****	$669,421

*                           BOI commenced operations on March 26, 2013.

**                    Amounts shown are for the ten months ended September 30, 2014, and are not necessarily indicative of a full year of operations.  HTR changed its fiscal year end from November 30 to September 30 in 2014.

***             Amounts shown are for the three months ended September 30, 2014, and are not necessarily indicative of a full year of operations.  HHY changed its fiscal year end from June 30 to September 30 in 2014.

****      Prior to March 1, 2014, the Adviser received combined advisory and administration fees from the Fund at an annual rate of 0.70% of the Fund’s Managed Assets.

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Sub-Adviser

As shareholders of BOI and HTR approved Schroder Investment Management North America Inc. as the sub-adviser (“SIMNA” or the “Sub-Adviser”) for those Funds (as discussed in Proposal 2 in the Joint Proxy Statement/ Prospectus) and the SP Investment Team Transaction (as defined in the Joint Proxy Statement/ Prospectus) has closed, SIMNA will serve as the sub-adviser to BOI and HTR with respect to a portion of those Fund’s assets (the “Securitized Products Allocation”). If shareholders of BOI, HTR and HHY, approve the Reorganizations, then SIMNA will also serve as sub-adviser for the Combined Fund with respect to the Securitized Products Allocation (as defined in the Joint Proxy Statement/ Prospectus).  Shareholders of each of BOI and HTR approved their respective Sub-Advisory Agreement on September 1, 2016 and the SP Investment Team Transaction closed on September 16, 2016.

SIMNA is located at 875 Third Avenue, New York, NY 10022.  SIMNA is an investment adviser registered with the SEC. SIMNA is directly wholly-owned by Schroder US Holdings Inc. at the same address and indirectly owned in its entirety by Schroders plc., a London Stock Exchange-listed financial services company, located at 31 Gresham Street, London EC2V 7QA, England. As of March 31, 2016, Schroders plc had approximately $466.9 billion under management.  Of that amount, as of March 31, 2016, SIMNA (along with its affiliated entity Schroder Investment Management North America Ltd.) had approximately $89.2 billion under management.

For BOI, the Sub-Advisory Agreement provides that the Adviser will pay SIMNA a monthly fee, computed and accrued daily, based on an annual rate of 0.32% of the Securitized Products Allocation of BOI’s daily Managed Assets.  For HTR, the Sub-Advisory Agreement provides that the Adviser will pay SIMNA a monthly fee, computed and accrued weekly, based on an annual rate of 0.32% of the Securitized Products Allocation of HTR’s average weekly net assets.  For the Combined Fund, under the Sub-Advisory Agreement (defined below), SIMNA is entitled to fees at an annual rate of 0.32% of the Securitized Products Allocation of the Combined Fund’s daily Managed Assets; however, such sub-advisory fees will be paid by Brookfield and not BOI, HTR or the Combined Fund, respectively.  Because Brookfield pays SIMNA out of its own fees received from BOI, HTR and the Combined Fund, respectively, there is no “duplication” of advisory fees paid.

A discussion regarding the basis for the approval of the Sub-Advisory Agreement by the Board of each Fund has been or will be provided in such Fund’s Form N-CSR for the fiscal period ended June 30, 2016 for BOI, September 30, 2016 for HTR and upon the next Form N-CSR filing for the Acquiring Fund to be available at www.sec.gov or by visiting www.brookfieldim.com.

OTHER AGREEMENTS

Administration Agreement

Each Fund has entered into an Administration Agreement with Brookfield Investment Management Inc. (the “Administrator”).  RA and BOI pay the Administrator a fee payable monthly at an annual rate of 0.15% of the Fund’s assets, computed daily, as a percentage of the Fund’s daily Managed Assets.  HTR pays the Administrator a monthly fee at an annual rate of 0.20% of its average weekly assets (excluding financial leverage).  HHY pays the Administrator a fee payable monthly at an annual rate of 0.15% of the Fund’s average weekly total assets minus the sum of accrued liabilities (other than the aggregate indebtedness constituting financial leverage).  The Administrator performs administrative services necessary for the operation of the Fund, including maintaining certain books and records of the Fund, and preparing reports and other documents required by federal, state, and other applicable laws and regulations, and provides the Fund with administrative office facilities.

BOI
Administration Fees For the Fiscal Year Ended	Earned by the Administrator
June 30, 2016	$788,111
June 30, 2015	$887,055
June 30, 2014	$736,356
June 30, 2013*	$163,745

HTR
Administration Fees For the Fiscal Year Ended	Earned by the Administrator
September 30, 2015	$732,527
September 30, 2014**	$619,774
November 30, 2013	$714,418
November 30, 2012	$473,335

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	HHY****
Administration Fees For the Fiscal Year Ended	Earned by the Administrator
September 30, 2015	$505,248
September 30, 2014***	$90,797
June 30, 2014	$50,736	*****

*                                    BOI commenced operations on March 26, 2013.

**                             Amounts shown are for the ten months ended September 30, 2014, and are not necessarily indicative of a full year of operations.  HTR changed its fiscal year end from November 30 to September 30 in 2014.

***                      Amounts shown are for the three months ended September 30, 2014, and are not necessarily indicative of a full year of operations.  HHY changed its fiscal year end from June 30 to September 30 in 2014.

****               Prior to March 1, 2014, HHY did not have a separate administration agreement with the Adviser as administration services were covered under the combined advisory and administration agreement.  HHY did have a shareholder servicing agreement with the Adviser, pursuant to which the Fund paid 0.10% (of which 0.08% was contractually waived) to the Adviser.  This shareholder servicing agreement has been terminated.  Between March 1, 2014 and June 30, 2014, the Administrator waived 0.08% of the administration fee for HHY.

*****        During the fiscal year ended June 30, 2014, the Adviser earned $50,736 in administration fees from the Fund of which $27,059 was waived

Shareholder Servicing Agreement

Effective August 26, 2009, the Fund entered into a Shareholder Servicing Agreement with the Adviser to act as the shareholder servicing agent to the Fund. As compensation for its services, the Fund agreed to pay the Adviser a fee computed daily and payable monthly at an annualized rate of 0.10% of the Fund’s Managed Assets. The Adviser had contractually agreed to reduce the shareholder servicing fees with respect to the Fund to an annualized rate of 0.02% of the Fund’s Managed Assets until February 28, 2014. The Shareholder Servicing Agreement was terminated on February 28, 2014. For the fiscal year ended June 30, 2014, the Adviser earned $67,419 in shareholder servicing fees, of which $53,936 was waived.

Sub-Administration Agreement

The Administrator has entered into a Sub-Administration Agreement with U.S. Bancorp Fund Services, LLC (the “Sub-administrator”).  The Sub-administrator performs administrative services necessary for the operation of each Fund, including maintaining certain books and records of the Fund, and preparing reports and other documents required by federal, state, and other applicable laws and regulations. For these services, the Sub-administrator receives from the Adviser, as administrator to each of the Funds, a fee based on each Fund’s current average daily net assets of: .07% on the first $100 million, .05% on the next $200 million and .03% on the remaining assets, with a minimum annual fee of $45,000.  The Sub-administrator also is entitled to reimbursement of certain out-of-pocket expenses. The Adviser (as administrator to each of the Funds) is responsible for any fees due the Sub-Administrator.

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PORTFOLIO MANAGEMENT

Other Accounts Managed by the Portfolio Managers

BOI is currently managed by Michelle Russell-Dowe, lead portfolio manager of the Fund and head of the Securitized Products Investment Team (“SP Investment Team”). Jeffrey Williams, CFA and Anthony A. Breaks, CFA, are the co-portfolio managers of the Fund. Each of Ms. Russell-Dowe and Messrs.  Williams and Breaks is jointly and primarily responsible for the day-to-day management of BOI’s portfolio of investments.

HTR is currently managed by Michelle Russell-Dowe, the head of the SP Investment Team and Ms. Russell-Dowe is primarily responsible for the day-to-day management of HTR’s portfolio of investments.

HHY is currently managed by Dana Erickson, CFA and Mark Shipley, CPA.  Each of Messrs.  Erickson and Shipley are jointly and primarily responsible for the day-to-day management of HHY’s portfolio of investments.

Upon the close of the Reorganizations, the Acquiring Fund will be managed by Brookfield and the following individuals will be jointly and primarily responsible for the day-to-day management of the Acquiring Fund’s portfolio: Craig Noble, CFA and Larry Antonatos are vested with the authority to adjust the strategic allocation of assets between RA’s fixed income and equity sub-portfolios. A sub-portfolio refers to the portion of RA’s assets that are allocated to, and managed by, particular portfolio managers on RA’s portfolio management team. Dana Erikson, CFA and Mark Shipley, CFA, will be jointly and primarily responsible for the day-to-day management of RA’s real asset debt and corporate credit investment sub-portfolio. Michelle Russell-Dowe will be the lead portfolio manager primarily responsible for the day-to-day management of RA’s securitized products sub-portfolio, and Jeffrey Williams, CFA and Anthony A. Breaks, CFA, will act as portfolio managers with respect to the securitized products sub-portfolio. SIMNA will serve as a sub-adviser to RA and it is expected that Ms. Russell-Dowe and Messrs. Williams and Breaks will provide portfolio management services as employees of SIMNA.  With respect to RA’s equity investments, Messrs. Noble and Antonatos will be jointly and primarily responsible for the day-to-day management of RA’s equity sub-portfolios.

In addition to managing the Acquiring Fund, the portfolio managers are also primarily responsible for the day-to-day management of the following accounts as of December 31, 2015:

The Adviser

Name of Portfolio Manager	Type of Accounts	Total # of Other Accounts Managed	Total Assets	# of Accounts Managed with Advisory Fee Based on Performance	Total Assets with Advisory Fee Based on Performance
Craig Noble	Other Registered Investment Company	6	$2,424,976,123	0	$0
	Other Pooled Investment Vehicles	11	$1,667,633,988	3	$318,127,002
	Other Accounts	15	$1,078,185,463	0	$0

Larry Antonatos	Other Registered Investment Company	1	$52,520,323	0	$0
	Other Pooled Investment Vehicles	1	$63,075,900	0	$0
	Other Accounts	0	$0	0	$0

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Name of Portfolio Manager	Type of Accounts	Total # of Other Accounts Managed	Total Assets	# of Accounts Managed with Advisory Fee Based on Performance	Total Assets with Advisory Fee Based on Performance
Dana Erikson	Other Registered Investment Company	4	$353,027,420	0	$0
	Other Pooled Investment Vehicles	2	$57,737,769	1	$42,259,839
	Other Accounts	2	$2,555,003	0	$0

Mark Shipley	Other Registered Investment Company	4	$353,027,420	0	$0
	Other Pooled Investment Vehicles	2	$57,737,769	1	$42,259,839
	Other Accounts	2	$2,555,003	0	$0

The Sub-Adviser

Name of Portfolio Manager	Type of Accounts	Total # of Other Accounts Managed	Total Assets	# of Accounts Managed with Advisory Fee Based on Performance	Total Assets with Advisory Fee Based on Performance
Michelle Russell-Dowe	Other Registered Investment Company	5	$1,545,915,010	0	$0
	Other Pooled Investment Vehicles	8	$950,570,849	1	$30,174,520
	Other Accounts	11	$2,491,683,169	1	$762,759,272

Jeffrey Williams	Other Registered Investment Company	0	$0	0	$0
	Other Pooled Investment Vehicles	1	$30,174,520	1	$30,174,520
	Other Accounts	0	$0	0	$0

Anthony Breaks	Other Registered Investment Company	1	$66,900,134	0	$0
	Other Pooled Investment Vehicles	1	$19,353,895	0	$0
	Other Accounts	4	$527,503,277	0	$0

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The Funds’ Portfolio Manager Compensation

The Adviser

The Portfolio Managers are compensated based on the scale and complexity of their portfolio responsibilities, the total return performance of funds and accounts managed by the Portfolio Manager on an absolute basis and when compared to appropriate peer groups of similar size and strategy, as well as the management skills displayed in managing their portfolio teams and the teamwork displayed in working with other members of the firm. Since the Portfolio Managers are responsible for multiple funds and accounts, investment performance is evaluated on an aggregate basis almost equally weighted among performance, management and teamwork. Base compensation for the Portfolio Managers varies in line with a Portfolio Manager’s seniority and position. The compensation of Portfolio Managers with other job responsibilities (such as acting as an executive officer of their firm or supervising various departments) includes consideration of the scope of such responsibilities and the Portfolio Manager’s performance in meeting them. The Adviser seeks to compensate Portfolio Managers commensurate with their responsibilities and performance, and in a manner that is competitive with other firms within the investment management industry. Salaries, bonuses and stock-based compensation in the industry also are influenced by the operating performance of their respective firms and their parent companies. While the salaries of the Portfolio Managers are comparatively fixed, cash bonuses and stock-based compensation may fluctuate significantly from year to year. Bonuses are determined on a discretionary basis by the senior executives of the firm and measured by individual and team-oriented performance guidelines. Awards under the Long Term Incentive Plan (LTIP) are approved annually and there is a rolling vesting schedule to aid in retention of key people. A key component of this program is achievement of client objectives in order to properly align interests with our clients. Further, the incentive compensation of all investment personnel who work on each strategy is directly tied to the relative performance of the strategy and its clients.

The compensation structure of the Portfolio Managers and other investment professionals has four primary components:

• A base salary;

• An annual cash bonus;

• If applicable, long-term compensation consisting of restricted stock or stock options of the Adviser’s ultimate parent company, Brookfield Asset Management Inc.; and

• If applicable, long-term compensation consisting generally of restricted share units tied to the performance of funds managed by Brookfield.

The Portfolio Managers also receive certain retirement, insurance and other benefits that are broadly available to all employees. Compensation of the Portfolio Managers is reviewed on an annual basis by senior management.

The Sub-Adviser

SIMNA’ methodology for measuring and rewarding the contribution made by portfolio managers combines quantitative measures with qualitative measures.  SIMNA’ portfolio managers are compensated for their services to the accounts they manage in a combination of base salary and annual discretionary bonus, as well as the standard retirement, health and welfare benefits available to all SIMNA employees.  Base salary of SIMNA employees is determined by reference to the level of responsibility inherent in the role and the experience of the incumbent, is benchmarked annually against market data to ensure competitive salaries, and is paid in cash.  The portfolio managers’ base salary is fixed and is subject to an annual review and will increase if market movements make this necessary or if there has been an increase in responsibilities.

Each portfolio manager’s bonus is based in part on performance.  Discretionary bonuses for portfolio managers may be comprised of an agreed contractual floor, a revenue component and/or a discretionary component.  Any discretionary bonus is determined by a number of factors.  At a macro level the total amount available to spend is a function of the bonus to pre-bonus profit ratio before tax and the compensation to revenue ratio achieved by the Schroders organization globally.  SIMNA then assesses the performance of the division and of a management team to determine the share of the aggregate bonus pool that is spent in each area.  This focus on “team” maintains consistency and minimizes internal competition that may be detrimental to the interests of

59

SIMNA’s clients.  For each team, SIMNA assesses the performance of their funds relative to competitors and to relevant benchmarks (which may be internally-and/or externally-based and are considered over a range of performance periods, including over one- and three-year periods), the level of funds under management, and the level of performance fees generated, if any.  The portfolio managers’ compensation for other accounts they manage may be based upon such accounts’ performance.

For those employees receiving significant bonuses, a part may be deferred in the form of Schroders plc stock.  These employees may also receive part of the deferred award in the form of notional cash investments in a range of funds in the Schroders’ global organization.  These deferrals vest over a period of three years and are designed to ensure that the interests of the employees are aligned with those of SIMNA.

Securities Ownership of Portfolio Manager

BOI, HTR and HHY, as of December 31, 2015:

	Dollar Range of Equity Securities of the Fund Beneficially Owned
Name of Portfolio Manager	BOI	HTR	HHY
Craig Noble	$0	$0	$0
Larry Antonatos	$0	$0	$0
Dana Erikson	$0	$0	Over $100,000
Mark Shipley	$0	$1 – $10,000	$10,001 – $50,000
Michelle Russell-Dowe	Over $100,000	$50,001 – $100,000	$0
Jeffrey Williams	$10,001 – $50,000	$0	$0
Anthony Breaks	$0	$0	$0

Portfolio Transactions and Brokerage Allocation

The Adviser has discretion to select brokers and dealers to execute portfolio transactions initiated by the Adviser and to select the markets in which such transactions are to be executed.  The Advisory Agreements provide, in substance, that in executing portfolio transactions and selecting brokers or dealers, the primary responsibility of the Adviser is to seek the best combination of net price and execution for the Funds.  It is expected that securities ordinarily will be purchased in primary markets, and that in assessing the best net price and execution available to a Fund, the Adviser will consider all factors deemed relevant, including the price, dealer spread, the size, type and difficulty of the transaction involved, the firm’s general execution and operation facilities and the firm’s risk in positioning the securities involved.  Transactions in foreign securities markets may involve the payment of fixed brokerage commissions, which are generally higher than those in the United States.

The Funds paid the following aggregate amounts in brokerage commissions, each of which included futures commissions, on the Funds’ securities purchases during the last fiscal year.  All of the commissions were paid to entities not affiliated with either Fund or the Adviser.  The Funds do not participate and do not in the future intend to participate in soft dollar or directed brokerage arrangements.

BOI
Brokerage Commissions For the Fiscal Year Ended	Aggregate Brokerage Commissions Paid
June 30, 2016	$33,403
June 30, 2015	$31,336
June 30, 2014	$26,632
June 30, 2013*	$3,974

HTR
Brokerage Commissions For the Fiscal Year Ended	Aggregate Brokerage Commissions Paid
September 30, 2015	$—
September 30, 2014**	$—
November 30, 2013	$—
November 30, 2012	$—

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HHY
Brokerage Commissions For the Fiscal Year Ended	Aggregate Brokerage Commissions Paid
September 30, 2015	$6,912
September 30, 2014***	$—
June 30, 2014	$2,436
June 30, 2013	$3,289

CONFLICTS OF INTEREST

The Adviser

Potential conflicts of interest may arise when a fund’s portfolio manager has day-to -day management responsibilities with respect to one or more other funds or other accounts, as is the case for the portfolio manager of the Funds.

These potential conflicts include:

Allocation of Limited Time and Attention.  A portfolio manager who is responsible for managing multiple funds and/or accounts may devote unequal time and attention to the management of those funds and/or accounts.  As a result, the portfolio manager may not be able to formulate as complete a strategy or identify equally attractive investment opportunities for each of those accounts as the case may be if he or she were to devote substantially more attention to the management of a single fund.  The effects of this potential conflict may be more pronounced where funds and/or accounts overseen by a particular portfolio manager have different investment strategies.

Allocation of Limited Investment Opportunities.  If a portfolio manager identifies a limited investment opportunity that may be suitable for multiple funds and/or accounts, the opportunity may be allocated among these several funds or accounts, which may limit a fund’s ability to take full advantage of the investment opportunity.

Pursuit of Differing Strategies.  At times, a portfolio manager may determine that an investment opportunity may be appropriate for only some of the funds and/or accounts for which he or she exercises investment responsibility, or may decide that certain of the funds and/or accounts should take differing positions with respect to a particular security.  In these cases, the portfolio manager may place separate transactions for one or more funds or accounts which may affect the market price of the security or the execution of the transaction, or both, to the detriment or benefit of one or more other funds and/or accounts.

Variation in Compensation.  A conflict of interest may arise where the financial or other benefits available to the portfolio manager differ among the funds and/or accounts that he or she manages.  If the structure of the investment adviser’s management fee and/or the portfolio manager’s compensation differs among funds and/or accounts (such as where certain funds or accounts pay higher management fees or performance-based management fees), the portfolio manager might be motivated to help certain funds and/or accounts over others.  The portfolio manager might be motivated to favor funds and/or accounts in which he or she has an interest or in which the investment advisor and/or its affiliates have interests.  Similarly, the desire to maintain or raise assets under management or to enhance the portfolio manager’s performance record or to derive other rewards, financial or otherwise, could influence the portfolio manager to lend preferential treatment to those funds and/or accounts that could most significantly benefit the portfolio manager.

*                 BOI commenced operations on March 26, 2013.

**          Amounts shown are for the ten months ended September 30, 2014, and are not necessarily indicative of a full year of operations.  HTR changed its fiscal year end from November 30 to September 30 in 2014.

***   Amounts shown are for the three months ended September 30, 2014, and are not necessarily indicative of a full year of operations.  HHY changed its fiscal year end from June 30 to September 30 in 2014.

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Related Business Opportunities.  The investment adviser or its affiliates may provide more services (such as distribution or recordkeeping) for some types of funds or accounts than for others.  In such cases, a portfolio manager may benefit, either directly or indirectly, by devoting disproportionate attention to the management of fund and/or accounts that provide greater overall returns to the investment manager and its affiliates.

The Adviser and the Funds have adopted compliance policies and procedures that are designed to address the various conflicts of interest that may arise for the Adviser and the individuals that it employs.  For example, the Adviser seeks to minimize the effects of competing interests for the time and attention of portfolio managers by assigning portfolio managers to manage funds and accounts that share a similar investment style.  The Adviser has also adopted trade allocation procedures that are designed to facilitate the fair allocation of limited investment opportunities among multiple funds and accounts.  There is, however, no guarantee that such policies and procedures will be able to detect and prevent every situation in which an actual or potential conflict may appear.

The Sub-Adviser

Whenever a portfolio manager of a Fund manages other accounts, potential conflicts of interest exist, including potential conflicts between the investment strategy of the Fund and the investment strategy of the other accounts.  For example, in certain instances (such as a cash flow or guideline difference), a portfolio manager may take conflicting positions in a particular security for different accounts by buying or selling a security for one account while at the same time, passing up or continuing to hold the same security for another account.  In addition, the fact that other accounts require portfolio manager to devote less than all of his or her time to a fund may be seen as itself to constitute a conflict with the interest of a Fund.

The portfolio manager may also execute transactions for another fund or account at the direction of such fund or account that may adversely impact the value of securities held by a Fund.  Securities selected for funds or accounts other than such Fund may outperform the securities selected for the Fund.  Further, if the portfolio manager identifies a limited investment opportunity that may be suitable for more than one fund or other account, a Fund may not be able to take full advantage of that opportunity due to an allocation of that opportunity across all eligible funds and accounts.  SIMNA’ policies, however, require that portfolio managers allocate investment opportunities among accounts managed by them in an equitable manner over time.  Orders are normally allocated on a pro rata basis, except that in certain circumstances, such as small size of an issue, orders will be allocated among clients in a manner believed by SIMNA to be fair and equitable over time.

The structure of a portfolio manger’s compensation may give rise to potential conflicts of interest.  A portfolio manager’s base pay tends to increase with additional and more complex responsibilities that include increased assets under management, which indirectly links compensation to sales.  Also, potential conflicts of interest may arise since the structure of SIMNA’s compensation may vary from account to account.

SIMNA has adopted certain compliance procedures that are designed to address these, and other, types of conflicts.  However, there is no guarantee that such procedures will detect each and every situation where a conflict arises.

OTHER INFORMATION

Each Fund’s securities and cash are held by US Bank National Association, whose principal business address is 1555 N. River Center Dr., Milwaukee, Wisconsin 53212, as custodian (the “Custodian”) under a custodian contract.  Under the custodian contract, the Custodian is responsible for determining the net asset value for the Fund and maintaining all accounting records related thereto.

U.S. Bancorp Fund Services, LLC (“USBFS”), located at 615 East Michigan Street, Milwaukee, Wisconsin 53202, serves as the fund accountant for each of the Funds.

USBFS serves as transfer agent and dividend disbursing agent for BOI.

American Stock Transfer & Trust Company, LLC, whose principal business address is 6201 15th Avenue, Brooklyn, New York 10038, serves as dividend disbursing agent and as transfer agent and registrar for HTR.

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Computershare Shareholder Services, Inc., whose principal business address is 250 Royall Street, Canton, Massachusetts 02021, serves as dividend disbursing agent and Computershare Inc. and Computershare Trust Company, N.A., serve as transfer agent and registrar for HHY.

American Stock Transfer & Trust Company, LLC, whose principal business address is 6201 15th Avenue, Brooklyn, New York 11219, serves as dividend disbursing agent and as transfer agent and registrar for RA Fund.

Code of Ethics

Each of the Funds, the Adviser and the Sub-Adviser has adopted a code of ethics (each, a “Code of Ethics”) in compliance with Section 17(j) of the 1940 Act and Rule 17j-1 thereunder.  Each Code of Ethics establishes procedures for personal investing and restricts certain transactions.  A copy of the Codes of Ethics for the Funds and the Adviser is available on each Fund’s website at www.brookfieldim.com.  A copy of the Codes of Ethics for the Funds and the Adviser is also available free of charge, upon request directed to Investor Relations, Brookfield Funds, Brookfield Place, 250 Vesey Street, 15th Floor, New York, New York 10281-1023.  In addition, the Codes of Ethics can be reviewed and copied at the SEC’s Public Reference Room in Washington, DC.  Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-202-551-8090.  Copies of the Codes of Ethics may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, Washington, DC 20549-0102.

Proxy Voting Policy

A description of the policies and procedures that the Fund uses to determine how to vote proxies relating to portfolio securities is attached as Appendix B.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The independent registered public accounting firm for the Funds performs an annual audit of each Fund’s financial statements.  RA and BOI’s Boards have appointed Deloitte & Touche LLP to be each Fund’s independent registered public accounting firm.  Deloitte & Touche LLP is located at 111 South Wacker Drive, Chicago, IL 60606.

HTR and HHY’s Boards have appointed BBD, LLP to be each Fund’s independent registered public accounting firm.  BBD, LLP is located at 1835 Market Street, 26th Floor, Philadelphia, PA 19103.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of

Brookfield Real Assets Income Fund Inc.:

We have audited the accompanying statement of assets and liabilities of Brookfield Real Assets Income Fund Inc. (the “Fund”), as of September 19, 2016. This statement of assets and liabilities is the responsibility of the Fund’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Fund is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of assets and liabilities referred to above presents fairly, in all material respects, the financial position of Brookfield Real Assets Income Fund Inc. as of September 19, 2016, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Chicago, Illinois

September 26, 2016

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BROOKFIELD REAL ASSETS INCOME FUND INC.

Statement of Assets and Liabilities

September 19, 2016

Assets:
Cash	$100,000
Total Assets	$100,000

Net Assets	$100,000

Composition of Net Assets:
Capital stock, at par value ($0.001 par value, 1,000,000,000 shares authorized) (Note )	4
Additional paid-in capital (Note )	99,996
Net Assets	$100,000

Shares Outstanding and Net Asset Value Per Share:
Common shares outstanding	4,000
Net asset value per share	$25.00

Notes to Statement of Assets and Liabilities

Note 1. Organization

Brookfield Real Assets Income Fund Inc. (the “Fund”) is a newly organized, diversified, closed-end management investment company registered under the Investment Company Act of 1940, as amended.  The Fund was incorporated under the laws of the State of Maryland on October 6, 2015. As a newly organized entity, the Fund has no operating history.  The Fund has had no operations through September 19, 2016 other than those relating to organizational matters and the sale and issuance of 4,000 common shares of beneficial interest to Brookfield Investment Management Inc. (the “Adviser”).

The investment objective of the Fund is to seek high total return, primarily through high current income and secondarily, through growth of capital. The investment objective is not fundamental and may be changed by the Fund’s Board of Directors (the “Board”) without stockholder approval, upon not less than 60 days prior notice to stockholders. No assurances can be given that the Fund’s investment objective will be achieved.

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The Fund seeks to achieve its investment objective by investing primarily in the real asset class, which includes the following: Real Estate Securities; Infrastructure Securities; and Natural Resources Securities (collectively, “Real Asset Companies and Issuers”).

Under normal market conditions, the Fund will invest at least 80% of its Managed Assets (average daily net assets plus the amount of any borrowings for investment purposes) in the securities and other instruments of Real Asset Companies and Issuers (the “80% Policy”). The Fund may change the 80% Policy without stockholder approval, upon at least 60 days’ prior written notice to shareholders. The Fund normally expects to invest at least 65% of its Managed Assets in fixed income securities and other debt instruments of Real Asset Companies and Issuers and in derivatives and other instruments that have economic characteristics similar to such securities.

Note 2. Significant Accounting Policies

The Adviser has agreed to pay all the organizational expenses and offering costs of the Fund.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Fund is an investment company within the scope of Financial Accounting Standards Board (“FASB”) Accounting Standard Update (“ASU”) 2013-08, follows accounting and reporting guidance under FASB Accounting Standards Codification Topics (“ASC”) 946, “Financial Services-Investment Companies”.

The Fund intends to comply in its initial fiscal year and thereafter with provisions of the Internal Revenue Code applicable to regulated investment companies and as such, will not be subject to federal income taxes on otherwise taxable income (including net realized capital gains) distributed to stockholders.

Note 3. Fees and Other Transactions with Affiliated Parties

On May 12, 2016, the Board approved an Investment Advisory Agreement (the “Advisory Agreement”) with the Adviser and the Fund under which the Adviser is responsible for the management of the Fund’s portfolio and provides the necessary personnel, facilities, equipment and certain other services necessary to the operations of the Fund. The Advisory Agreement provides that the Fund shall pay the Adviser a monthly fee for its services at an annual rate of 1.00% of the Fund’s average daily net assets (plus the amount of borrowing for investment purposes) (“Managed Assets”).

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Pursuant to operating expenses limitation agreement approved by the Board on May 12, 2016, the Adviser has agreed to waive its fees or reimburse expenses for two years following the commencement of operations of the Fund so that the total annual operating expense ratio of the Fund will not exceed 1.03% (excluding the costs of using leverage, brokerage commissions and other transactions, acquired fund fees and expenses, interest, taxes, and extraordinary expenses, such as litigation; and other expenses not incurred in the ordinary course of the Fund’s business) in Years 1 and 2. This agreement may not be discontinued prior to the expiration of the two-year period unless authorized by the Board or the Fund’s investment advisory agreement terminates. This agreement is not expected to be continued after the expiration of the two-year period and as a result, the total annual operating expenses would increase following the expiration of the expense cap; if this were to occur, total annual operating expense ratio would exceed 1.03% of net assets.

On May 12, 2016, the Board approved a Sub-Advisory Agreement with Schroder Investment Management North America Inc. (the “Sub-Adviser”) and the Fund. The Adviser is responsible for any fees due to the Sub-Adviser.

On May 12, 2016, the Board approved an Administration Agreement with the Adviser and the Fund. The Adviser has entered into a sub-administration agreement with U.S. Bancorp Fund Services, LLC (“Sub-Administrator”). The Adviser and Sub-Administrator perform administrative services necessary for the operation of the Fund, including maintaining certain books and records of the Fund and preparing reports and other documents required by federal, state, and other applicable laws and regulations, and providing the Fund with administrative office facilities. For these services, the Fund pays to the Adviser a monthly fee at an annual rate of 0.15% of the Fund’s average daily Managed Assets. The Adviser is responsible for any fees due to the Sub-Administrator.

FINANCIAL STATEMENTS

The unaudited financial statements of BOI for the fiscal period ended December 31, 2015, are incorporated by reference herein to BOI’s semi-annual report filed on Form N-CSR on February 29, 2016. The audited financial statements of BOI for the fiscal year ended June 30, 2016, are incorporated by reference herein to BOI’s annual report filed on Form N-CSR on August 25, 2016. The financial statements included in the 2016 Annual Report have been audited by Deloitte & Touche LLP.

The unaudited financial statements of HTR for the fiscal period ended March 31, 2016, are incorporated by reference herein to HTR’s semi-annual report filed on Form N-CSR on May 27, 2016. The audited financial statements of HTR for the fiscal year ended September 30, 2015, are incorporated by reference herein to HTR’s annual report filed on Form N-CSR on November 27, 2015. The financial statements included in the 2015 Annual Report have been audited by BBD, LLP.

The unaudited financial statements of HHY for the fiscal period ended March 31, 2016, are incorporated by reference herein to HHY’s semi-annual report filed on Form N-CSR on May 27, 2016. The audited financial statements of HHY for the fiscal year ended September 30, 2015, are incorporated by reference herein to HHY’s annual report filed on Form N-CSR on November 27, 2015. The financial statements included in the 2015 Annual Report have been audited by BBD, LLP.

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PRO FORMA FINANCIAL STATEMENTS

Set forth in Appendix A hereto are unaudited pro forma financial statements of the Combined Fund giving effect to the Reorganization of the Target Funds with the Acquiring Fund which include: (i) Pro Forma Condensed Combined Schedule of Investments as of March 31, 2016, (ii) Pro Forma Condensed Combined Statement of Assets and Liabilities as of March 31, 2016, (iii) Pro Forma Condensed Combined Statement of Operations for the 12-month period ended March 31, 2016, and (iv) Notes to Pro Forma Condensed Combined Financial Statements.

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APPENDIX A

PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The following presents the pro forma condensed combined financial statements for the reorganization of Brookfield Mortgage Opportunity Income Fund Inc. (“BOI”), Brookfield Total Return Fund Inc. (“HTR”) and Brookfield High Income Fund Inc. (“HHY”) into Brookfield Real Assets Income Fund Inc. (“RA”) (the “Reorganizations”).

The unaudited Pro Forma Condensed Combined Schedule of Investments and Pro Forma Condensed Combined Statement of Assets and Liabilities reflect the financial position as if the Reorganization occurred on March 31, 2016.  The Pro Forma Condensed Combined Statement of Operations reflects the operations for the 12-month period ended March 31, 2016 as if the Reorganization had taken place on March 31, 2016.  The pro forma condensed combined financial statements give effect to the proposed Reorganization in which HHY, HTR and BOI will merge with and into RA.  Following the Reorganization, HHY, HTR and BOI will terminate their registration under the 1940 Act and will liquidate and dissolve under Maryland law.  The proposed transaction will be accounted for as a tax-free reorganization in accordance with accounting principles generally accepted in the United States of America.  The historical cost basis of the investments is carried over to the surviving entity.  Since each Target Fund’s current portfolio composition is substantially similar to that of the Acquiring Fund, it is not currently expected that there will be any portfolio repositioning solely in connection with the Reorganizations.

BROOKFIELD REAL ASSETS INCOME FUND INC.
Schedule of Investments
March 31, 2016

			Brookfield High Income Fund Inc. (Unaudited)		Brookfield Total Return Fund Inc. (Unaudited)		Brookfield Mortgage Opportunity Income Fund Inc. (Unaudited)		Pro Forma Adjustments		Combined Pro Forma (Unaudited)
			Principal		Principal		Principal		Principal		Principal
	Interest		Amount		Amount		Amount		Amount		Amount
	Rate	Maturity	(000s)	Value	(000s)	Value	(000s)	Value	(000s)	Value	(000s)	Value
U.S. GOVERNMENT & AGENCY OBLIGATIONS- 1.9%
U.S. Government Agency Collateralized Mortgage Obligations - 0.0%
Federal National Mortgage Association
Series 1997-79, Class PL	6.85%	12/18/27	$—	$—	169	195,578	$—	$—	$—	$—	$169	$195,578
Total U.S. Government Agency Collateralized Mortgage Obligations				—		195,578		—		—		195,578
U.S. Government Agency Pass-Through Certificates - 1.9%
Federal Home Loan Mortgage Corporation
Federal Home Loan Mortgage Corporation	3.00	TBA	—	—	5,500	5,749,648	—	—	—	—	5,500	5,749,648
Pool Q03049 (1)	4.50	08/01/41	—	—	2,064	2,258,450	—	—	—	—	2,064	2,258,450
Pool C69047 (1)	7.00	06/01/32	—	—	277	306,526	—	—	—	—	277	306,526
Pool C56878	8.00	08/01/31	—	—	47	48,222	—	—	—	—	47	48,222
Pool C58516	8.00	09/01/31	—	—	38	38,901	—	—	—	—	38	38,901
Pool C59641 (1)	8.00	10/01/31	—	—	203	237,295	—	—	—	—	203	237,295
Pool C55166	8.50	07/01/31	—	—	99	105,787	—	—	—	—	99	105,787
Pool C55167	8.50	07/01/31	—	—	62	64,008	—	—	—	—	62	64,008
Pool C55169	8.50	07/01/31	—	—	59	61,342	—	—	—	—	59	61,342
Pool G01466 (1)	9.50	12/01/22	—	—	167	179,621	—	—	—	—	167	179,621
Pool 555538 (1)	10.00	03/01/21	—	—	45	46,652	—	—	—	—	45	46,652
Pool 555559 (1)	10.00	03/01/21	—	—	33	34,293	—	—	—	—	33	34,293
Federal National Mortgage Association
Pool 753914 (1)	5.50	12/01/33	—	—	739	835,374	—	—	—	—	739	835,374
Pool 761836 (1)	6.00	06/01/33	—	—	532	610,840	—	—	—	—	532	610,840
Pool 948362 (1)	6.50	08/01/37	—	—	97	110,139	—	—	—	—	97	110,139
Pool 555933 (1)	7.00	06/01/32	—	—	1,292	1,547,260	—	—	—	—	1,292	1,547,260
Pool 645912 (1)	7.00	06/01/32	—	—	314	359,434	—	—	—	—	314	359,434
Pool 645913 (1)	7.00	06/01/32	—	—	351	382,369	—	—	—	—	351	382,369
Pool 650131 (1)	7.00	07/01/32	—	—	282	322,840	—	—	—	—	282	322,840
Pool 789284	7.50	05/01/17	—	—	8	8,345	—	—	—	—	8	8,345
Pool 827853	7.50	10/01/29	—	—	32	31,771	—	—	—	—	32	31,771
Pool 545990 (1)	7.50	04/01/31	—	—	486	575,045	—	—	—	—	486	575,045
Pool 255053 (1)	7.50	12/01/33	—	—	103	118,135	—	—	—	—	103	118,135

			Brookfield High Income Fund Inc. (Unaudited)		Brookfield Total Return Fund Inc. (Unaudited)		Brookfield Mortgage Opportunity Income Fund Inc. (Unaudited)		Pro Forma Adjustments		Combined Pro Forma (Unaudited)
			Principal		Principal		Principal		Principal		Principal
	Interest		Amount		Amount		Amount		Amount		Amount
	Rate	Maturity	(000s)	Value	(000s)	Value	(000s)	Value	(000s)	Value	(000s)	Value
Pool 735576 (1)	7.50	11/01/34	—	—	601	732,440	—	—	—	—	601	732,440
Pool 896391 (1)	7.50	06/01/36	—	—	327	368,222	—	—	—	—	327	368,222
Pool 735800 (1)	8.00	01/01/35	—	—	368	458,644	—	—	—	—	368	458,644
Pool 636449 (1)	8.50	04/01/32	—	—	348	418,269	—	—	—	—	348	418,269
Pool 458132 (1)	8.88	03/15/31	—	—	417	474,413	—	—	—	—	417	474,413
Pool 852865 (1)	9.00	07/01/20	—	—	252	272,667	—	—	—	—	252	272,667
Pool 545436 (1)	9.00	10/01/31	—	—	275	341,125	—	—	—	—	275	341,125
Total U.S. Government Agency Pass-Through Certificates				—		17,098,077		—		—		17,098,077
TOTAL U.S. GOVERNMENT & AGENCY OBLIGATIONS (Cost $16,242,572)				—		17,293,655		—		—		17,293,655
ASSET-BACKED SECURITIES - 3.4%
Housing Related Asset-Backed Securities - 3.4%
ACE Securities Corporation Manufactured Housing Trust
Series 2003-MH1, Class A4 (2)	6.50	08/15/30	—	—	1,387	1,517,058	—	—	—	—	1,387	1,517,058
Conseco Finance Securitizations Corp.
Series 2001-4, Class A4	7.36	08/01/32	—	—	182	195,383	—	—	—	—	182	195,383
Conseco Financial Corp.
Series 1998-3, Class A6	6.76%	03/01/30	$—	$—	$3,989	$4,251,175	$—	$—	$—	$—	$3,989	$4,251,175
Series 1997-8, Class A	6.78	10/15/27			3,453	3,594,187					3,453	3,594,187
Series 1998-4, Class A7	6.87	04/01/30			9,837	10,558,644					9,837	10,558,644
Series 1997-7, Class A7	6.96	07/15/28	—	—	425	432,529	—	—	—	—	425	432,529
Series 1997-2, Class A6	7.24	06/15/28	—	—	43	43,285	—	—	—	—	43	43,285
Series 1997-6, Class A9	7.55	01/15/29	—	—	310	315,444	—	—	—	—	310	315,444
Lehman ABS Manufactured Housing Contract Trust
Series 2001-B, Class A5	5.87	04/15/40	—	—	153	158,549	—	—	—	—	153	158,549
Series 2001-B, Class A6	6.47	04/15/40	—	—	647	675,818	—	—	—	—	647	675,818
Mid-State Capital Corporation Trust
Series 2004-1, Class M1	6.50	08/15/37	—	—	3,857	4,116,490	—	—	—	—	3,857	4,116,490
Series 2004-1, Class M2 (3)
(Acquired 07/01/04, Cost $3,356,188, 0.4%)	8.11	08/15/37	—	—	3,178	3,631,289	—	—	—	—	3,178	3,631,289
Origen Manufactured Housing Contract Trust
Series 2005-B, Class A4	5.91	01/15/37	—	—	1,420	1,473,716	—	—	—	—	1,420	1,473,716
Total Housing Related Asset-Backed Securities				—		30,963,567		—		—		30,963,567
TOTAL ASSET-BACKED SECURITIES (Cost $30,813,001)				—		30,963,567		—		—		30,963,567
RESIDENTIAL MORTGAGE RELATED HOLDINGS - 60.8%
Non-Agency Mortgage-Backed Securities - 57.0%
ACE Securities Corp. Home Equity Loan Trust
Series 2006-OP1, Class A2D(4),(5)	0.67	04/25/36	—	—	—	—	6,740	4,410,795	—	—	6,740	4,410,795
Alternative Loan Trust
Series 2007-OA3, Class 1A1 (1),(4),(5),(11)	0.57	04/25/47	1,480	1,227,960	6,018	4,993,555	9,736	8,078,066	—	—	17,234	14,299,581
Series 2006-OA17, Class 1A1A (1),(4),(5)	0.63	12/02/46	—	—	—	—	5,176	3,804,040	—	—	5,176	3,804,040
Series 2006-OA2, Class A1 (1),(4),(5)	0.64	05/02/46	—	—	—	—	5,366	4,004,064	—	—	5,366	4,004,064
Series 2005-51, Class 4A1 (4),(5)	0.75	11/20/35	—	—	4,670	3,737,088	—	—	—	—	4,670	3,737,088
Series 2007-2CB, Class 2A11 (5)	0.83	03/25/37	—	—	—	—	6,555	4,273,974	—	—	6,555	4,273,974
Series 2006-19CB, Class A9 (5)	1.13	08/25/36	—	—	—	—	5,368	3,662,524	—	—	5,368	3,662,524
Series 2005-50CB, Class 1A1 (1)	5.50	11/25/35	—	—	—	—	3,570	3,437,568	—	—	3,570	3,437,568
Series 2007-2CB, Class 1A15	5.75	03/25/37	—	—	815	721,311			—	—	815	721,311
Series 2007-12T1, Class A22	5.75	06/25/37	—	—	3,539	2,812,710			—	—	3,539	2,812,710
Series 2007-15CB, Class A2	5.75	07/25/37	—	—	—	—	2,324	2,034,260	—	—	2,324	2,034,260
Series 2007-15CB, Class A5	5.75	07/25/37	—	—	—	—	2,139	1,872,498	—	—	2,139	1,872,498
Series 2006-29T1, Class 2A5	6.00	10/25/36	—	—	3,101	2,768,748			—	—	3,101	2,768,748
Series 2006-45T1, Class 2A5 (1)	6.00	02/25/37	—	—	—	—	4,833	4,086,524	—	—	4,833	4,086,524
Series 2006-29T1, Class 2A6	6.50	01/25/36	—	—	—	—	4,866	4,476,771	—	—	4,866	4,476,771
Series 2006-23CB, Class 2A7 (5),(7)	26.67	08/25/36	—	—	—	—	2,286	3,830,503	—	—	2,286	3,830,503
Series 2006-29T1, Class 3A3 (5),(7)	74.02	10/25/36	—	—	894	3,464,887	—	—	—	—	894	3,464,887
Asset Backed Securities Corporation Home Equity Loan Trust
Series 2007-HE1, Class A4 (4),(5)	0.57	12/25/36	—	—	1,981	1,560,445	5,037	3,967,515	—	—	7,018	5,527,960
Banc of America Funding Trust
Series 2003-3, Class B4 (3)
(Acquired 01/28/04, Cost $158,544, 0.0%)	5.49	10/25/33	—	—	176	58,588	—	—	—	—	176	58,588
Series 2003-3, Class B5 (3)
(Acquired 01/28/04, Cost $65,182, 0.0%)	5.49	10/25/33	—	—	87	18,157	—	—	—	—	87	18,157
Series 2006-G, Class 3A2 (5)	2.91	07/20/36	—	—	6,073	5,899,626	6,699	6,507,755	—	—	12,772	12,407,381

			Brookfield High Income Fund Inc. (Unaudited)		Brookfield Total Return Fund Inc. (Unaudited)		Brookfield Mortgage Opportunity Income Fund Inc. (Unaudited)		Pro Forma Adjustments		Combined Pro Forma (Unaudited)
			Principal		Principal		Principal		Principal		Principal
	Interest		Amount		Amount		Amount		Amount		Amount
	Rate	Maturity	(000s)	Value	(000s)	Value	(000s)	Value	(000s)	Value	(000s)	Value
BCAP LLC Trust
Series 2010-RR5, Class 5A10 (2),(4),(5)	0.76	11/26/35	—	—	—	—	6,733	4,516,470	—	—	6,733	4,516,470
Series 2010-RR6, Class 1910 (2),(4),(5)	0.76	11/26/35	—	—	—	—	8,440	5,693,570	—	—	8,440	5,693,570
Series 2012-RR4, Class 5A6 (2)	2.55	05/26/36	—	—	4,378	2,908,762	3,819	2,537,041	—	—	8,197	5,445,803
Series 2009-RR11, Class 3A2 (2)	2.61	01/26/36	—	—	—	—	3,638	3,224,574	—	—	3,638	3,224,574
Series 2013-RR2, Class 3A2 (2)	2.97	03/26/36	—	—	—	—	7,350	6,635,580	—	—	7,350	6,635,580
BNC Mortgage Loan Trust
Series 2007-2, Class A5 (4),(5)	0.74	05/25/37	—	—	5,657	4,043,556	—	—	—	—	5,657	4,043,556
BXHTL Mortgage Trust
Series 2015-JWRZ, Class DR2 (2),(5)	4.13	05/15/29	—	—	—	—	3,750	3,511,119	—	—	3,750	3,511,119
Carefree Portfolio Trust
Series 2014-CARE, Class F (2),(4),(5)	3.02	11/15/19	—	—	4,980	4,631,400	5,580	5,057,186	—	—	10,560	9,688,586
CHL Mortgage Pass-Through Trust
Series 2006-HYB5, Class 3A1A (5)	2.75	09/20/36	—	—	—	—	1,183	1,027,666	—	—	1,183	1,027,666
Series 2006-HYB5, Class 3A1B (5)	2.75	09/20/36	—	—	—	—	5,446	4,730,092	—	—	5,446	4,730,092
Citigroup Commercial Mortgage Trust
Series 2013-375P, Class D (2)	3.52	05/10/35	—	—	6,140	5,857,140	—	—	—	—	6,140	5,857,140
Citigroup Mortgage Loan Trust
Series 2009-11, Class 8A2 (2)	2.47	04/25/45	—	—	3,244	2,874,368	—	—	—	—	3,244	2,874,368
Series 2007-AR5, Class 1A2A (1)	2.98	04/25/37	—	—	—	—	3,443	3,097,156	—	—	3,443	3,097,156
Series 2009-6, Class 19A2 (2)	6.00	03/25/36	—	—	—	—	4,475	3,341,310	—	—	4,475	3,341,310
Series 2012-6, Class 2A2 (2)	2.54	08/25/36			7,637	6,410,418	8,749	7,343,408			16,386	13,753,826
Countrywide Home Loan Mortgage Pass-Through Trust
Series 2006-OA1, Class 2A1 (1),(4),(5)	0.64	03/02/46	—	—	—	—	—	—	—	—	—	—
Series 2007-5, Class A29	5.50	05/25/37	—	—	587	545,216	—	—	—	—	587	545,216
Series 2006-21, Class A11	5.75	02/25/37	—	—	1,929	1,750,388	—	—	—	—	1,929	1,750,388
Series 2004-21, Class A10	6.00	11/25/34	—	—	228	235,509	—	—	—	—	228	235,509
Series 2007-18, Class 1A1	6.00	11/25/37	—	—	648	588,603	—	—	—	—	648	588,603
Series 2006-14, Class A4	6.25	09/25/36	—	—	3,775	3,627,604	—	—	—	—	3,775	3,627,604
Credit Suisse Mortgage Corp.
Series 2011-10R, Class 3A2 (2)	2.74	09/27/36	—	—	—	—	4,859	4,074,636	—	—	4,859	4,074,636
Series 2010-19R, Class 5A4 (2)	3.25	08/27/36	—	—	—	—	—	—	—	—	—	—
First Horizon Alternative Mortgage Securities Trust
Series 2005-FA8, Class 1A6 (5)	1.08	11/25/35	—	—	—	—	3,709	2,484,130	—	—	3,709	2,484,130
Series 2005-FA9, Class A1 (1),(5)	1.13	12/25/35	—	—	—	—	3,454	2,340,585	—	—	3,454	2,340,585
First Republic Mortgage Bank Mortgage Pass-Through Certificates
Series 2000-FRB1, Class B3 (3),(5)
(Acquired 08/30/01, Cost $65,738, 0.0%)	0.93	06/25/30	—	—	68	44,082	—	—	—	—	68	44,082
GMAC Mortgage Home Equity Loan Trust
Series 2007-HE2, Class A2	6.05	12/25/37	—	—	2,887	2,810,617	—	—	—	—	2,887	2,810,617
Series 2007-HE2, Class A3	6.19	12/25/37	—	—	1,076	1,053,063	4,486	4,390,518	—	—	5,562	5,443,581
GMAC Mortgage Home Loan Trust
Series 2006-HLTV, Class A5 (4)	6.01	10/25/29			3,366	3,443,194	3,503	3,583,336			6,869	7,026,530
Greenpoint Manufactured Housing
Series 1999-1, Class A5	6.77	08/15/29	—	—	5,521	5,369,039	6,094	5,926,642			11,615	11,295,681
Series 1999-3, Class IA7	7.27	06/15/29	—	—	3,819	3,762,361	4,360	4,294,900			8,179	8,057,261
GSAMP Trust
Series 2006-NC2, Class A2C (4),(5)	0.58	06/25/36	—	—	—	—	877	490,357	—	—	877	490,357
Series 2006-HE8, Class A2C (4),(5)	0.60	01/25/37	1,475	1,169,145	6,186	4,902,287	9,280	7,354,602	—	—	16,941	13,426,034
GSR Mortgage Loan Trust
Series 2005-6F, Class 1A6	5.25	07/25/35	—	—	653	672,151	—	—	—	—	653	672,151
Home Equity Asset Trust
Series 2006-7, Class 2A3 (4),(5)	0.58	01/25/37	2,060	1,399,515	—	—	10,084	6,850,832	—	—	12,144	8,250,347

			Brookfield High Income Fund Inc. (Unaudited)		Brookfield Total Return Fund Inc. (Unaudited)		Brookfield Mortgage Opportunity Income Fund Inc. (Unaudited)		Pro Forma Adjustments		Combined Pro Forma (Unaudited)
			Principal		Principal		Principal		Principal		Principal
	Interest		Amount		Amount		Amount		Amount		Amount
	Rate	Maturity	(000s)	Value	(000s)	Value	(000s)	Value	(000s)	Value	(000s)	Value
Hyatt Hotel Portfolio Trust
Series 2015-HYT, Class E (1),(2),(4),(5)	4.24%	11/15/29	$—	$—	$—	$—	$4,000	$3,814,192	$—	$—	$4,000	$3,814,192
IndyMac INDA Mortgage Loan Trust
Series 2007-AR1, Class 1A1 (1),(5)	3.12	03/25/37	—	—	—	—	3,633	3,338,564	—	—	3,633	3,338,564
Series 2007-AR3, Class 1A1 (1),(5)	3.03	07/25/37	—	—	—	—	5,384	4,710,803	—	—	5,384	4,710,803
Irwin Home Equity Loan Trust
Series 2006-1, Class 2A3 (2),(4),(5)	5.77	09/25/35	—	—	4,728	4,780,545	—	—	—	—	4,728	4,780,545
IXIS Real Estate Capital Trust
Series 2007-HE1, Class A1 (4),(5)	0.49	05/25/37	—	—	—	—	3,229	1,062,061	—	—	3,229	1,062,061
Series 2006-HE3, Class A2 (4),(5)	0.53	01/25/37	—	—	945	407,759			—	—	945	407,759
Series 2007-HE1, Class A2 (4),(5)	0.54	05/25/37	—	—	—	—	5,141	1,709,329	—	—	5,141	1,709,329
Series 2006-HE2, Class A3 (4),(5)	0.59	08/25/36	—	—	9,219	3,339,719	8,007	2,900,498	—	—	17,226	6,240,217
Series 2007-HE1, Class A3 (4),(5)	0.59	05/25/37	—	—	—	—	1,585	532,669	—	—	1,585	532,669
Series 2006-HE3, Class A4 (4),(5)	0.66	01/25/37	—	—	730	333,263			—	—	730	333,263
Series 2007-HE1, Class A4 (4),(5)	0.66	05/25/37	—	—	—	—	3,005	1,025,028	—	—	3,005	1,025,028
Series 2006-HE1, Class A4 (4),(5)	0.73	03/25/36	—	—	—	—	681	404,461	—	—	681	404,461
JP Morgan Mortgage Trust
Series 2015-4, Class 2X1 (2),(10)	0.29	06/25/45			112,663	1,656,325					112,663	1,656,325
Series 2003-A1, Class B4 (3)
(Acquired 10/29/04, Cost $146,182, 0.0%)	2.43	10/25/33	—	—	170	126,545	—	—	—	—	170	126,545
Series 2003-A2, Class B4 (3)
(Acquired 10/29/04, Cost $12,742, 0.0%)	2.61	11/25/33	—	—	80	8,905	—	—	—	—	80	8,905
JP Morgan Resecuritization Trust
Series 2012-2, Class 1A8 (2)	2.60	03/26/37	—	—	—	—	5,781	4,451,527	—	—	5,781	4,451,527
Lehman ABS Manufactured Housing Contract Trust
Series 2001-B, Class M1	6.63	04/15/40	—	—	4,717	4,952,262	5,300	5,564,339	—	—	10,017	10,516,601
Mastr Asset Backed Securities Trust
Series 2006-NC3, Class A3 (4),(5)	0.53	10/25/36	—	—	2,418	1,366,814	2,261	1,278,260	—	—	4,679	2,645,074
Series 2006-NC2, Class A4 (4),(5)	0.58	08/25/36	—	—	1,584	731,604	10,324	4,768,367	—	—	11,908	5,499,971
Series 2006-NC3, Class A4 (4),(5)	0.59	10/25/36	—	—	—	—	7,894	4,506,338	—	—	7,894	4,506,338
Series 2006-HE5, Class A3 (4),(5)	0.59	11/25/36	—	—	5,007	2,945,254	14,267	8,392,436	—	—	19,274	11,337,690
Series 2006-NC3, Class A5 (4),(5)	0.64	10/25/36	—	—	3,981	2,291,619	—	—	—	—	3,981	2,291,619
Series 2006-NC2, Class A5 (4),(5)	0.67	08/25/36	—	—	588	277,313	—	—	—	—	588	277,313
Series 2005-NC2, Class A4 (4),(5)	1.13	11/25/35	—	—	6,352	4,036,184	7,359	4,676,340	—	—	13,711	8,712,524
Mid-State Capital Corporation Trust
Series 2004-1, Class B	8.90	08/15/37	—	—	963	1,064,897	—	—	—	—	963	1,064,897
Mid-State Trust IV
Series 4, Class A	8.33	04/01/30	—	—	3,487	3,587,886	—	—	—	—	3,487	3,587,886
Mid-State Trust X
Series 10, Class B	7.54	02/15/36	—	—	1,572	1,702,015	3,195	3,458,495	—	—	4,767	5,160,510
Mid-State Trust XI
Series 11, Class M1	5.60	07/15/38			1,041	1,090,577					1,041	1,090,577
Nationstar Home Equity Loan Trust
Series 2006-B, Class AV4 (4),(5)	0.71	09/25/36	—	—	11,268	10,436,308	—	—	—	—	11,268	10,436,308
Nomura Resecuritization Trust
Series 2013-1R, Class 3A12 (2),(4),(5)	0.60	10/26/36	—	—	14,656	12,476,047	16,637	14,162,422	—	—	31,293	26,638,469
Series 2014-1R, Class 2A11 (2),(5)	0.70	02/26/37	4,362	2,162,741	14,693	7,284,111	15,432	7,650,629	—	—	34,487	17,097,481
Series 2015-1R, Class 4A5 (2)	2.23	06/25/37			1,554	730,387	1,710	803,904			3,264	1,534,291
Series 2015-4R, Class 3A8 (2)	2.66	01/26/36	—	—	8,279	5,691,760	9,391	6,456,644	—	—	17,670	12,148,404
Series 2014-6R, Class 5A7 (2)	2.64	04/26/37	—	—	4,236	2,689,763	4,856	3,083,783	—	—	9,092	5,773,546
Series 2015-1R, Class 4A7 (2)	2.74	12/26/37	—	—	—	—	2,782	1,390,793	—	—	2,782	1,390,793
Series 2014-2R, Class 1A7 (2)	2.91	01/26/36	—	—	—	—	3,343	2,340,374	—	—	3,343	2,340,374
Series 2015-1R, Class 3A7 (2)	2.88	03/26/37	—	—	—	—	6,094	3,405,070	—	—	6,094	3,405,070
Series 2015-6R, Class 2A4 (2)	7.84	01/26/37	—	—	6,831	5,336,679	7,777	6,076,375	—	—	14,608	11,413,054
Oakwood Mortgage Investors, Inc.
Series 2001-E, Class A4	6.81	12/15/31	—	—	7,837	7,560,483	—	—	—	—	7,837	7,560,483
Series 2001-D, Class A4	6.93	09/15/31	—	—	1,039	857,916	—	—	—	—	1,039	857,916
RALI Trust
Series 2007-QO3, Class A1 (1),(4),(5)	0.59	03/25/47	—	—	—	—	4,293	3,328,910	—	—	4,293	3,328,910
Series 2006-QO1, Class 2A1 (4),(5)	0.70	02/25/46	—	—	3,625	2,090,101	—	—	—	—	3,625	2,090,101
Series 2006-QO7, Class 2A1 (1),(5)	1.20	09/25/46	—	—	9,825	6,947,544	8,809	6,229,190	—	—	18,634	13,176,734
Series 2007-QS6, Class A2 (5),(7)	51.98	04/25/37	—	—	265	646,176	—	—	—	—	265	646,176
Series 2006-QS14, Class A30 (5),(7)	75.62	11/25/36	—	—	170	531,667	—	—	—	—	170	531,667
RBSSP Resecuritization Trust
Series 2009-13, Class 7A2 (2)	5.75	01/26/36	—	—	—	—	1,500	1,585,916	—	—	1,500	1,585,916
Residential Asset Securitization Trust
Series 2005-A13, Class 1A1 (5)	1.13	10/25/35	—	—	—	—	3,409	2,408,849	—	—	3,409	2,408,849
Resix Finance Limited Credit-Linked Notes
Series 2003-CB1, Class B8 (2),(3),(5)
(Acquired 12/22/04, Cost	7.19	06/10/35	—	—	886	191,108	—	—	—	—	886	191,108

			Brookfield High Income Fund Inc. (Unaudited)		Brookfield Total Return Fund Inc. (Unaudited)		Brookfield Mortgage Opportunity Income Fund Inc. (Unaudited)		Pro Forma Adjustments		Combined Pro Forma (Unaudited)
			Principal		Principal		Principal		Principal		Principal
	Interest		Amount		Amount		Amount		Amount		Amount
	Rate	Maturity	(000s)	Value	(000s)	Value	(000s)	Value	(000s)	Value	(000s)	Value
$787,469, 0.0%)
Series 2004-B, Class B9 (2),(3),(5),(9)
(Acquired 05/21/04, Cost $215,300, 0.0%)	8.69	02/10/36	—	—	215	60,026	—	—	—	—	215	60,026
RFMSI Trust
Series 2007-S3, Class 1A5 (1)	5.50	03/25/37	—	—	—	—	4,693	4,126,886	—	—	4,693	4,126,886
Springleaf Mortgage Loan Trust
Series 2013-3A, Class M3 (2)	5.00	09/25/57			6,280	6,338,040	—	—			6,280	6,338,040
Securitized Asset Backed Receivables LLC Trust
Series 2006-NC3, Class A2B (4),(5)	0.58	09/25/36	—	—	—	—	8,095	3,680,343	—	—	8,095	3,680,343
Series 2007-NC1, Class A2B (4),(5)	0.58	12/25/36	—	—	5,736	2,968,893	—	—	—	—	5,736	2,968,893
Series 2007-BR4, Class A2B (4),(5)	0.63	05/25/37	2,493	1,440,363	—	—	6,193	3,578,389	—	—	8,686	5,018,752
Series 2007-BR4, Class A2C (4),(5)	0.72	05/25/37	—	—	—	—	6,948	4,068,030	—	—	6,948	4,068,030
Towd Point Mortgage Trust
Series 2015-2, Class 2A1 (1),(2)	3.75	11/25/57	—	—	7,781	7,973,023	—	—	—	—	7,781	7,973,023
Washington Mutual Mortgage Pass-Through Certificates Trust
Series 2007-OA1, Class A1A (1),(5)	1.05	02/25/47	—	—	—	—	5,131	3,911,498	—	—	5,131	3,911,498
Series 2006-AR8, Class 2A			—	—	—	—	—	—	—	—
Series 2007-HY5, Class 1A1(5)	2.08	05/25/37			—	—	6,473	5,535,661			6,473	5,535,661
Series 2006-AR10, Class 1A2	2.43	09/25/36	—	—	—	—	2,689	2,409,542	—	—	2,689	2,409,542
Series 2007-HY5, Class 3A1 (5)	4.35	05/25/37	—	—	1,235	1,075,182	1,860	1,618,945	—	—	3,095	2,694,127
Series 2003-S1, Class B4 (2),(3)
(Acquired 10/25/07, Cost $16,475, 0.0%)	5.50	04/25/33	—	—	111	1	—	—	—	—	111	1
Series 2007-5, Class A11 (5),(7)	36.88	06/25/37	—	—	95	231,868	—	—	—	—	95	231,868
Series 2005-6, Class 2A3 (5),(7)	46.39	08/25/35	—	—	120	212,405	—	—	—	—	120	212,405
Wells Fargo Mortgage Backed Securities Trust
Series 2004-6, Class B4 (3)
(Acquired 04/13/05, Cost $64,584, 0.0%)	5.50	06/25/34	—	—	75	1	—	—	—	—	75	1
Series 2005-2, Class 1B1	5.50	04/25/35	—	—	—	—	6,719	5,485,818	—	—	6,719	5,485,818
Series 2006-9, Class 1A19	6.00	08/25/36	—	—	4,955	4,930,414	—	—	—	—	4,955	4,930,414
Series 2007-8, Class 2A2	6.00	07/25/37	—	—	767	754,189	—	—	—	—	767	754,189
Series 2007-13, Class A7	6.00	09/25/37	—	—	274	275,753	—	—	—	—	274	275,753
Series 2005-18, Class 2A10 (5),(7)	21.15	01/25/36	—	—	62	73,387	—	—	—	—	62	73,387
Total Non-Agency Mortgage-Backed Securities				7,399,724		204,627,591		300,884,245		—		512,911,560
TOTAL RESIDENTIAL MORTGAGE RELATED HOLDINGS (Cost $540,288,017)				$7,399,724		$204,627,591		$300,884,245		$—		$512,911,560
COMMERCIAL MORTGAGE RELATED HOLDINGS - 27.7%
Class B Notes - 1.7%
885 Trademark. (3),(8),(9)
(Acquired 10/28/15, Cost $1,800,000, 0.2%)	10.50	10/01/19	—	—	—	—	1,800	1,800,000	—	—	1,800	1,800,000
901 Ponce de Leon Blvd. (3),(8),(9)
(Acquired 03/30/15, Cost $1,875,000, 0.2%)	11.00	09/01/11	—	—	1,875	1,875,000	—	—	—	—	1,875	1,875,000
Barrington Centre Office (3),(8),(9)
(Acquired 03/30/15, Cost $545,000, 0.1%)	12.00	07/01/17	—	—	545	545,000	—	—	—	—	545	545,000
Browns Bridge (3),(8),(9)
(Acquired 10/28/15, Cost $118,000, 0.0%)	9.50	11/01/20	—	—	—	—	118	118,000	—	—	118	118,000
Cedar Park (3),(8),(9)
(Acquired 06/25/15, Cost $600,000, 0.1%)	11.00	05/31/17	—	—	—	—	600	600,000	—	—	600	600,000
Cherokee (3),(8),(9)
(Acquired 10/28/15, Cost $243,000, 0.0%)	9.50	11/01/20	—	—	—	—	243	243,000	—	—	243	243,000
Creekwood Village Apartments (3),(8),(9)
(Acquired 03/30/15, Cost $670,000, 0.1%)	11.00	04/01/20	—	—	670	670,000	—	—	—	—	670	670,000
Concord (3),(8),(9)
(Acquired 10/28/15, Cost $312,873, 0.0%)	9.50	11/01/20	—	—	—	—	313	312,873	—	—	313	312,873
Crossroads (3),(8),(9)
(Acquired 10/28/15, Cost $170,000, 0.0%)	9.50	11/01/20	—	—	—	—	170	170,000	—	—	170	170,000
Cumberland Crossing (3),(8),(9)
(Acquired 03/09/16, Cost $1,050,000, 0.1%)	9.73	03/01/19			1,050	1,050,000	—	—			1,050	1,050,000
Fayetteville (3),(8),(9)
(Acquired 10/28/15, Cost $48,000, 0.0%)	9.50	11/01/20	—	—	—	—	48	48,000	—	—	48	48,000

			Brookfield High Income Fund Inc. (Unaudited)		Brookfield Total Return Fund Inc. (Unaudited)		Brookfield Mortgage Opportunity Income Fund Inc. (Unaudited)		Pro Forma Adjustments		Combined Pro Forma (Unaudited)
			Principal		Principal		Principal		Principal		Principal
	Interest		Amount		Amount		Amount		Amount		Amount
	Rate	Maturity	(000s)	Value	(000s)	Value	(000s)	Value	(000s)	Value	(000s)	Value
Holiday Inn (3),(8),(9)
(Acquired 06/25/15, Cost $2,000,000, 0.2%)	10.08	07/01/20	—	—			2,000	2,000,000	—	—	2,000	2,000,000
Kilcullen Quads (3),(8),(9)
(Acquired 03/30/15, Cost $500,000, 0.1%)	11.00	01/01/18	—	—	500	500,000	—	—	—	—	500	500,000
La Paloma Corporate Center (3),(8),(9)
(Acquired 03/30/15, Cost $500,000, 0.1%)	11.00	09/01/17	—	—	500	500,000	—	—	—	—	500	500,000
Lee & White (3),(8),(9)
(Acquired 10/28/15, Cost $91,000, 0.0%)	9.50	11/01/20	—	—	—	—	91	91,000	—	—	91	91,000
Marshalls (3),(8),(9)
(Acquired 10/28/15, Cost $386,000, 0.0%)	9.50	11/01/20	—	—	—	—	386	386,000	—	—	386	386,000
Meadows (3),(8),(9)
(Acquired 10/28/15, Cost $68,000, 0.0%)	9.50	11/01/20	—	—	—	—	68	68,000	—	—	68	68,000
Moreland Avenue (3),(8),(9)
(Acquired 10/28/15, Cost $225,000, 0.0%)	9.50	11/01/20	—	—	—	—	225	225,000	—	—	225	225,000
North River (3),(8),(9)
(Acquired 10/28/15, Cost $246,000, 0.0%)	9.50	11/01/20	—	—	—	—	246	246,000	—	—	246	246,000
Shoppes At Forest Greene (3),(8),(9)
(Acquired 03/30/15, Cost $525,000, 0.1%)	10.00	01/01/18	—	—	525	525,000	—	—	—	—	525	525,000
Solana Mar Apts (3),(8),(9)
(Acquired 03/09/16, Cost $1,245,000, 0.1%)	9.73	03/01/19			1,245	1,245,000	—	—			1,245	1,245,000
Town and Country (3),(8),(9)
(Acquired 10/28/15, Cost $492,000, 0.1%)	9.50	11/01/20	—	—	—	—	492	492,000	—	—	492	492,000
Vale Park Village (3),(8),(9)
(Acquired 03/09/16, Cost $1,270,000, 0.1%)	9.73	03/01/19			1,270	1,270,000		—	—		1,270	1,270,000
Total Class B Notes				—		8,180,000		6,799,873		—		14,979,873
Commercial Mortgage-Backed Securities - 24.4%
A10 Bridge Asset Financing LLC
Series 2015-A, Class B (2),(3),(5),(9)
(Acquired 04/29/15, Cost $10,000,000, 1.1%)	4.44	05/15/30	—	—	10,000	9,944,000	—	—	—	—	10,000	9,944,000
A10 Securitization LLC
Series 2015-1, Class C (2)	4.45	04/15/34	—	—	2,865	2,849,917	—	—	—	—	2,865	2,849,917
Series 2015-1, Class D (2)	4.99	04/15/34	—	—	1,000	996,460	—	—	—	—	1,000	996,460
A10 Term Asset Financing LLC							—
Series 2013-2, Class B (2)	4.38	11/15/27	—	—	2,927	2,854,411	—	—	—	—	2,927	2,854,411
Series 2014-1, Class B (2)	3.87	04/15/33	—	—	2,112	2,088,960	—	—	—	—	2,112	2,088,960
Series 2014-1, Class C (2)	4.57	04/15/33	—	—	1,171	1,155,820	—	—	—	—	1,171	1,155,820
Series 2014-1, Class D (2)	5.08	04/15/33	—	—	328	323,703	—	—	—	—	328	323,703
Series 2013-2, Class C (2)	5.12	11/15/27	—	—	2,000	1,963,506	—	—	—	—	2,000	1,963,506
Series 2013-2, Class D (2)	6.23	11/15/27	—	—	501	493,075	—	—	—	—	501	493,075
ACRE Commercial Mortgage Trust
Series 2013-FL1, Class D (1),(2),(5)	4.48	06/15/30	—	—	3,653	3,651,180	—	—	—	—	3,653	3,651,180
Banc of America Commercial Mortgage Trust
Series 2006-6, Class AJ (1)	5.42	10/10/45	—	—	13,150	13,114,603	14,010	13,972,288	—	—	27,160	27,086,891
Series 2007-3, Class AJ (1)	5.52	06/10/49	—	—	14,670	14,559,813	10,600	10,520,383	—	—	25,270	25,080,196
Bear Stearns Commercial Mortgage Securities Trust
Series 2006-PW11, Class H (2),(3)							—
(Acquired 03/08/06, Cost $1,698,878, 0.0%)	5.48	03/11/39	—	—	1,752	24,301	—	—	—	—	1,752	24,301
Comm Mortgage Trust
Series 2014-KYO, Class F (1),(2),(5)	3.94	06/11/27	—	—	—	—	7,620	7,532,395	—	—	7,620	7,532,395
Commercial Mortgage Trust
Series 2007-C9, Class AJFL (1),(2),(5)	1.13	12/10/49	—	—	9,277	8,657,673	—	—	—	—	9,277	8,657,673
Series 2007-GG11, Class AJ (1)	6.03	12/10/49	—	—	10,330	10,159,438	10,642	10,466,287	—	—	20,972	20,625,725
Credit Suisse Commercial Mortgage Trust
Series 2007-C2, Class AMFL (1),(5)	0.67	01/15/49			7,000	6,681,593	—	—	—	—	7,000	6,681,593
Series 2006-C1, Class K (2),(3)							—
(Acquired 03/07/06, Cost $2,901,570, 0.0%)	5.24	02/15/39	—	—	3,858	297,309	—	—	—	—	3,858	297,309
JP Morgan Chase Commercial Mortgage Securities Trust
Series 2009-IWST, Class D (1),(2),(3)							—
(Acquired 06/28/07, Cost $7,529,811, 0.9%)	7.45	12/05/27	—	—	7,000	8,163,541	—	—	—	—	7,000	8,163,541

			Brookfield High Income Fund Inc. (Unaudited)		Brookfield Total Return Fund Inc. (Unaudited)		Brookfield Mortgage Opportunity Income Fund Inc. (Unaudited)		Pro Forma Adjustments		Combined Pro Forma (Unaudited)
			Principal		Principal		Principal		Principal		Principal
	Interest		Amount		Amount		Amount		Amount		Amount
	Rate	Maturity	(000s)	Value	(000s)	Value	(000s)	Value	(000s)	Value	(000s)	Value
LB-UBS Commercial Mortgage Trust
Series 2007-C1, Class AJ (1)	5.48	02/15/40			1,510	1,506,914	1,590	1,586,751			3,100	3,093,665
Series 2007-C7, Class AJ (1)	6.03	09/15/45	—	—	10,000	9,767,684	10,000	9,767,684	—	—	20,000	19,535,368
LNR CDO V Ltd.
Series 2007-1A, Class F (2),(3),(5)
(Acquired 02/27/07, Cost $3,750,000, 0.0%)	1.88	12/26/49	—	—	3,750	—	—	—	—	—	3,750	—
Morgan Stanley Capital I, Inc.
Series 1998-HF1, Class K (2),(9)	6.19	03/15/30	—	—	—	—	2,686	2,652,214	—	—	2,686	2,652,214
Morgan Stanley Capital I Trust
Series 2006-IQ11, Class J (2),(3)
(Acquired 05/24/06, Cost $0, 0.0%)	5.53	10/15/42	—	—	122	1,949	—	—	—	—	122	1,949
Series 2007-HQ13, Class A3	5.57	12/15/44	—	—	5,529	5,743,191	—	—	—	—	5,529	5,743,191
Series 2007-T25, Class AJ (1)	5.57	11/12/49	—	—	12,500	12,019,090	—	—	—	—	12,500	12,019,090
Series 2007-T27, Class AJ (1)	5.64	06/11/42	—	—	3,757	3,723,978	—	—	—	—	3,757	3,723,978
Wachovia Bank Commercial Mortgage Trust
Series 2007-C31, Class L (2),(3)
(Acquired 05/11/07, Cost $0, 0.0%)	5.13	04/15/47	—	—	1,788	358	—	—	—	—	1,788	358
Series 2005-C20, Class F (2),(3)
(Acquired 10/15/10, Cost $3,928,285, 0.4%)	5.50	07/15/42	—	—	4,000	3,681,124			—	—	4,000	3,681,124
Series 2007-C30, Class AJ (1)	5.41%	12/15/43	$—	$—	$7,340	$7,215,564	$11,500	$11,305,039	$—	$—	$18,840	$18,520,603
Series 2007-C33, Class AJ (1)	5.95	02/15/51	—	—	10,000	9,850,950	10,250	10,097,224	—	—	20,250	19,948,174
Total Commercial Mortgage-Backed Securities				—		141,490,105		77,900,265		—		219,390,370
Mezzanine Loan - 1.6%
BOCA Mezzanine (9)	8.43	08/09/16	—	—	7,107	7,106,802	7,107	7,106,803	—	—	14,214	14,213,605
Total Mezzanine Loan				—		7,106,802		7,106,803		—		14,213,605
TOTAL COMMERCIAL MORTGAGE RELATED HOLDINGS (Cost $255,402,276)				—		156,776,907		91,806,941		—		248,583,848
INTEREST-ONLY SECURITIES - 0.5%
Commercial Mortgage Trust
Series 2001-J2A, Class EIO (2),(5),(10)	4.09	07/16/34	—	—	10,000	121,138	—	—	—	—	10,000	121,138
Federal Home Loan Mortgage Corporation Strips
Series 304, Class C60 (10)	3.50	12/15/42	—	—	—	—	7,704	1,427,612	—	—	7,704	1,427,612
Federal National Mortgage Association							—	—
Series 2013-32, Class IG (10)	3.50	04/25/33	—	—	6,206	829,483	—	—	—	—	6,206	829,483
Series 2012-125, Class MI (10)	3.50	11/25/42	—	—	3,839	670,501	—	—	—	—	3,839	670,501
Series 2011-46, Class BI (10)	4.50	04/25/37	—	—	2,586	114,391	—	—	—	—	2,586	114,391
Federal National Mortgage Association REMICS
Series 2013-32, Class IG (10)	3.50	04/25/33	—	—	—	—	6,616	884,242	—	—	6,616	884,242
GMAC Commercial Mortgage Securities, Inc.							—	—
Series 2003-C1, Class X1 (2),(5),(10)	1.52	05/10/36	—	—	1,039	17,674	—	—	—	—	1,039	17,674
Government National Mortgage Association							—	—
Series 2005-76, Class IO (1),(5),(10)	0.63	09/16/45	—	—	12,731	138,637	—	—	—	—	12,731	138,637
Series 2010-132, Class IO (1),(5),(10)	0.67	11/16/52	—	—	6,122	241,773	—	—	—	—	6,122	241,773
JP Morgan Mortgage Trust
Series 2014-5, Class AX4 (2),(10)	0.50	10/25/29	—	—	—	—	18,573	308,056	—	—	18,573	308,056
Vendee Mortgage Trust
Series 1997-2, Class IO (5),(10)	0.00	06/15/27	—	—	9,674	10	—	—	—	—	9,674	10
TOTAL INTEREST-ONLY SECURITIES (Cost $7,163,393)				—		2,133,607		2,619,910		—		4,753,517
CORPORATE BONDS - 32.6%
Automotive - 1.0%
American Axle & Manufacturing, Inc. (11)	6.25	03/15/21	3,190	3,293,675	—	—	—	—	—	—	3,190	3,293,675
American Axle & Manufacturing, Inc. (1)	6.63	10/15/22	—	—	300	311,250	1,300	1,348,750	—	—	1,600	1,660,000
American Axle & Manufacturing, Inc. (1),(11)	7.75	11/15/19	650	711,750	350	383,250	—	—	—	—	1,000	1,095,000
Ford Motor Co. (11)	6.50	08/01/18	3,100	3,378,839	—	—	—	—	—	—	3,100	3,378,839
Motors Liquidation Co. (9),(12)	8.38	07/15/33	8,250	825	—	—	—	—	—	—	8,250	825
Total Automotive				7,385,089		694,500		1,348,750		—		9,428,339
Basic Industry - 2.4%
Alcoa, Inc. (11)	5.55	02/01/17	1,000	1,023,300	—	—	—	—	—	—	1,000	1,023,300
Arch Coal, Inc. (11),(12)	7.25	06/15/21	6,100	38,125	925	5,781	1,750	10,938	—	—	8,775	54,844
Cascades, Inc. (2),(11),(14)	5.50	07/15/22	3,000	2,885,625	—	—	—	—	—	—	3,000	2,885,625
Hexion, Inc.	8.88	02/01/18	1,425	976,125	—	—	—	—	—	—	1,425	976,125
Hexion, Inc. (11)	9.00	11/15/20	4,500	1,811,250	600	241,500	1,350	543,375	—	—	6,450	2,596,125

			Brookfield High Income Fund Inc. (Unaudited)		Brookfield Total Return Fund Inc. (Unaudited)		Brookfield Mortgage Opportunity Income Fund Inc. (Unaudited)		Pro Forma Adjustments		Combined Pro Forma (Unaudited)
			Principal		Principal		Principal		Principal		Principal
	Interest		Amount		Amount		Amount		Amount		Amount
	Rate	Maturity	(000s)	Value	(000s)	Value	(000s)	Value	(000s)	Value	(000s)	Value
INEOS Group Holdings SA (1),(2),(11),(14)	6.13	08/15/18	3,800	3,864,106			1,350	1,372,774	—	—	5,150	5,236,880
Millar Western Forest Products Ltd. (14)	8.50	04/01/21	1,575	661,500			—	—	—	—	1,575	661,500
PulteGroup, Inc. (1),(11)	6.38	05/15/33	2,350	2,397,000	550	561,000	1,000	1,020,000	—	—	3,900	3,978,000
United States Steel Corp. (1)	7.00	02/01/18	—	—	325	292,500	—	—	—	—	325	292,500
USG Corp. (11)	9.75	01/15/18	3,075	3,439,387	—	—	—	—	—	—	3,075	3,439,387
Total Basic Industry				17,096,418		1,100,781		2,947,087		—		21,144,286
Capital Goods - 1.5%
Ardagh Packaging Finance PLC (2),(11),(14)	6.75	01/31/21	3,625	3,507,188	—	—	—	—	—	—	3,625	3,507,188
Crown Cork & Seal Company, Inc. (1),(11)	7.38	12/15/26	3,950	4,216,625	350	373,625	—	—	—	—	4,300	4,590,250
DP World Sukuk Ltd. (2),(14)	6.25	07/02/17	400	418,200	—	—	—	—	—	—	400	418,200
Terex Corp. (11)	6.00	05/15/21	3,000	2,902,500	—	—	—	—	—	—	3,000	2,902,500
Terex Corp. (1),(11)	6.50	04/01/20	1,100	1,061,500	600	579,000	—	—	—	—	1,700	1,640,500
Tyco Electronics Group SA (11),(14)	6.55	10/01/17	500	534,221	—	—	—	—	—	—	500	534,221
Total Capital Goods				12,640,234		952,625		—		—		13,592,859
Consumer Goods - 1.2%
ACCO Brands Corp. (1),(11)	6.75	04/30/20	3,575	3,780,562	600	634,500	1,350	1,427,625	—	—	5,525	5,842,687
Post Holdings, Inc. (1),(11)	7.38	02/15/22	2,825	2,987,438	500	528,750	1,300	1,374,750	—	—	4,625	4,890,938
Total Consumer Goods				6,768,000		1,163,250		2,802,375		—		10,733,625
Consumer Non-Cyclical - 0.2%
Anheuser-Busch InBev Worldwide, Inc. (11)	7.75	01/15/19	1,000	1,165,514	—	—	—	—	—	—	1,000	1,165,514
Bumble Bee Holdings, Inc. (1),(2)	9.00	12/15/17	—	—	516	517,290	—	—	—	—	516	517,290
DP World Ltd. (2),(14)	6.85	07/02/37	200	203,892	—	—	—	—	—	—	200	203,892
Total Consumer Non-Cyclical				1,369,406		517,290		—		—		1,886,696
Electric Utilities & Generation- 0.4%
TerraForm Power Operating LLC (2)	5.88	02/01/23	4,000	3,240,000	—	—	—	—	—	—	4,000	3,240,000
Energy- 5.2%
AmeriGas Finance LLC (11)	7.00	05/20/22	1,025	1,050,625	—	—	—	—	—	—	1,025	1,050,625
Blue Racer Midstream LLC (2),(11)	6.13	11/15/22	4,200	3,496,500	300	249,750	425	353,813	—	—	4,925	4,100,063
BreitBurn Energy Partners LP (12)	7.88	04/15/22	—	—	675	67,500	1,325	132,500	—	—	2,000	200,000
BreitBurn Energy Partners LP (11),(12)	8.63	10/15/20	3,475	347,500	—	—	—	—	—	—	3,475	347,500
Crestwood Midstream Partners LP (1),(11)	6.00	12/15/20	3,550	2,786,750	875	686,875	800	628,000	—	—	5,225	4,101,625
EP Energy LLC (11)	6.38	06/15/23	3,725	1,713,500	—	—	—	—			3,725	1,713,500
EV Energy Partners LP (11)	8.00	04/15/19	4,400	1,100,000	800	200,000	1,250	312,500	—	—	6,450	1,612,500
Ferrellgas Partners LP (1),(11)	8.63	06/15/20	3,375	3,121,875	500	462,500	700	647,500	—	—	4,575	4,231,875
Global Partners LP (1)	6.25	07/15/22	4,650	3,464,250	400	298,000	500	372,500	—	—	5,550	4,134,750
Holly Energy Partners LP	6.50	03/01/20	3,000	2,970,000	—	—					3,000	2,970,000
ION Geophysical Corp.	8.13	05/15/18	1,975	987,500	300	150,000	500	250,000	—	—	2,775	1,387,500
LBC Tank Terminals Holding Netherlands BV (2),(11),(14)	6.88	05/15/23	3,325	3,092,250	—	—	—	—	—	—	3,325	3,092,250
Linn Energy LLC	7.75	02/01/21	250	28,750	300	34,500	1,000	115,000	—	—	1,550	178,250
Linn Energy LLC (11)	8.63	04/15/20	3,200	368,000	300	34,500	—	—	—	—	3,500	402,500
Pioneer Natural Resources Co.	6.65	03/15/17	1,250	1,292,561	—	—	—	—	—	—	1,250	1,292,561
Precision Drilling Corp. (1),(11),(14)	6.63	11/15/20	1,800	1,440,000	300	240,000	—	—	—	—	2,100	1,680,000
Suburban Propane Partners LP	7.38	08/01/21	2,800	2,849,000	—	—					2,800	2,849,000
Targa Pipeline Partners LP (1),(11)	5.88	08/01/23	4,000	3,610,000	600	541,500	—	—	—	—	4,600	4,151,500
Tesoro Logistics LP (11)	6.13	10/15/21	4,250	4,250,000	—	—	—	—	—	—	4,250	4,250,000
Trinidad Drilling Ltd. (1),(2),(11),(14)	7.88	01/15/19	2,865	2,188,144	600	458,250	—	—	—	—	3,465	2,646,394
W&T Offshore, Inc.	8.50	06/15/19	1,215	145,800	600	72,000	1,250	150,000	—	—	3,065	367,800
Total Energy				40,303,005		3,495,375		2,961,813		—		46,760,193
Financial Services - 0.3%
Puma International Financing SA (2),(14)	6.75	02/01/21	3,125	2,998,438	—	—	—	—	—	—	3,125	2,998,438
Healthcare - 2.6%
CHS/Community Health Systems, Inc.	6.88	02/01/22	1,525	1,376,313	—	—	—	—	—	—	1,525	1,376,313
CHS/Community Health Systems, Inc. (1),(11)	7.13	07/15/20	3,050	2,882,250	700	661,500	1,300	1,228,500	—	—	5,050	4,772,250
DJO Finco, Inc. (2)	8.13	06/15/21	250	221,250			—	—	—	—	250	221,250
HCA, Inc. (1)	5.88%	05/01/23	$1,775	$1,861,531	$150	$157,313	$1,350	$1,415,812	$—	$—	$3,275	$3,434,656
HCA, Inc. (1),(11)	8.00	10/01/18	3,475	3,892,000	600	672,000	—	—	—	—	4,075	4,564,000
inVentiv Health, Inc. (2),(13)	10.00	08/15/18	936	945,498	—	—	—	—	—	—	936	945,498
inVentiv Health, Inc. (11)	10.00	08/15/18	569	545,529	—	—	—	—			569	545,529
inVentiv Health, Inc. (1)	10.00	08/15/18	—	—	—	—	335	332,069	—	—	335	332,069
Kindred Healthcare, Inc. (1)	6.38	04/15/22	3,750	3,379,687	700	630,875	1,150	1,036,438	—	—	5,600	5,047,000
Service Corporation International (1)	8.00	11/15/21	—	—	450	526,500	1,200	1,404,000	—	—	1,650	1,930,500
Total Healthcare				15,104,058		2,648,188		5,416,819		—		23,169,065
Leisure - 3.1%
Boyd Gaming Corp. (2)	6.38	04/01/26	100	103,750	—	—	—	—	—	—	100	103,750
Boyd Gaming Corp. (1),(11)	9.00	07/01/20	3,625	3,833,437	600	634,500	1,300	1,374,750	—	—	5,525	5,842,687
Cedar Fair LP (1),(11)	5.25	03/15/21	4,200	4,352,250	200	207,250	—	—	—	—	4,400	4,559,500
GLP Capital LP (11)	5.38	11/01/23	4,525	4,525,000	—	—	—	—	—	—	4,525	4,525,000
Isle of Capri Casinos, Inc. (1)	5.88	03/15/21	1,700	1,751,000	—	—	850	875,500	—	—	2,550	2,626,500
MGM Resorts International (1),(11)	7.63	01/15/17	2,875	2,982,813	350	363,125	—	—	—	—	3,225	3,345,938
MGM Resorts International (1)	7.75	03/15/22	—	—	125	139,219	1,250	1,392,187	—	—	1,375	1,531,406
MGM Resorts International (1)	8.63	02/01/19	—	—	275	312,812	—	—			275	312,812
Palace Entertainment Holdings LLC (1),(2),(11)	8.88	04/15/17	3,475	3,370,750	525	509,250	1,250	1,212,500	—	—	5,250	5,092,500
Total Leisure				20,919,000		2,166,156		4,854,937		—		27,940,093

			Brookfield High Income Fund Inc. (Unaudited)		Brookfield Total Return Fund Inc. (Unaudited)		Brookfield Mortgage Opportunity Income Fund Inc. (Unaudited)		Pro Forma Adjustments		Combined Pro Forma (Unaudited)
			Principal		Principal		Principal		Principal		Principal
	Interest		Amount		Amount		Amount		Amount		Amount
	Rate	Maturity	(000s)	Value	(000s)	Value	(000s)	Value	(000s)	Value	(000s)	Value
Media - 3.0%
CCO Holdings LLC (1)	5.75	01/15/24	5,550	5,778,937	450	468,563	725	754,906	—	—	6,725	7,002,406
Clear Channel Worldwide Holdings, Inc. (1)	7.63	03/15/20	—	—	750	688,125	—	—	—	—	750	688,125
Cumulus Media Holdings, Inc. (11)	7.75	05/01/19	2,455	932,900	—	—	600	228,000	—	—	3,055	1,160,900
iHeartCommunications, Inc. (11)	9.00	03/01/21	3,550	2,471,688	—	—	—	—	—	—	3,550	2,471,688
Lamar Media Corp. (1)	5.38	01/15/24	4,150	4,327,620	550	573,540	1,350	1,407,780	—	—	6,050	6,308,940
Mediacom Broadband LLC (1)	6.38	04/01/23	3,150	3,220,875	250	255,625	350	357,875	—	—	3,750	3,834,375
Neptune Finco Corp. (2)	10.88	10/15/25	4,125	4,483,875	425	461,975	325	353,275			4,875	5,299,125
Total Media				21,215,895		2,447,828		3,101,836		—		26,765,559
Pipelines - 0.4%
MPLX LP (2)	4.88	12/01/24	3,900	3,600,624	—	—	—	—	—	—	3,900	3,600,624
Retail - 1.0%
L Brands, Inc. (1),(11)	7.60	07/15/37	2,500	2,600,000	500	520,000	900	936,000	—	—	3,900	4,056,000
L Brands, Inc.	8.50	06/15/19	800	936,080	—	—	—	—	—	—	800	936,080
New Albertsons, Inc. (11)	7.75	06/15/26	3,300	3,085,500	—	—	850	794,750	—	—	4,150	3,880,250
Total Retail				6,621,580		520,000		1,730,750		—		8,872,330
Services - 2.9%
Avis Budget Car Rental LLC (1),(11)	5.50	04/01/23	1,550	1,503,500	550	533,500	1,400	1,358,000	—	—	3,500	3,395,000
CalAtlantic Group, Inc . (1)	8.38	05/15/18	—	—	300	333,750	—	—	—	—	300	333,750
CalAtlantic Group, Inc . (1)	8.38	01/15/21	—	—	450	523,125	—	—	—	—	450	523,125
Casella Waste Systems, Inc. (1),(11)	7.75	02/15/19	3,400	3,448,875	500	507,188	1,000	1,014,375	—	—	4,900	4,970,438
Dynagas LNG Partners LP (11),(14)	6.25	10/30/19	2,825	1,892,750	—	—	—	—	—	—	2,825	1,892,750
H&E Equipment Services, Inc. (11)	7.00	09/01/22	4,250	4,313,750	600	609,000	—	—	—	—	4,850	4,922,750
Sotheby’s (2),(11)	5.25	10/01/22	1,850	1,655,750	—	—	—	—	—	—	1,850	1,655,750
Teekay Offshore Partners LP (11),(14)	6.00	07/30/19	3,750	2,353,125	—	—	—	—	—	—	3,750	2,353,125
United Rentals North America, Inc. (11)	5.75	11/15/24	3,625	3,625,000	—	—	—	—	—	—	3,625	3,625,000
United Rentals North America, Inc. (1)	7.63	04/15/22	1,225	1,304,625	450	479,250	—	—	—	—	1,675	1,783,875
United Rentals North America, Inc. (11)	8.25	02/01/21	797	832,865	—	—	—	—	—	—	797	832,865
Total Services				20,930,240		2,985,813		2,372,375		—		26,288,428
Telecommunications - 5.7%
CenturyLink, Inc. (1),(11)	7.65	03/15/42	3,050	2,516,250	300	247,500	1,000	825,000	—	—	4,350	3,588,750
Cincinnati Bell, Inc. (1)	8.38	10/15/20	—	—	414	420,210	—	—	—	—	414	420,210
CyrusOne LP (11)	6.38	11/15/22	4,425	4,590,937	—	—	—	—	—	—	4,425	4,590,937
FairPoint Communications, Inc. (1),(2),(11)	8.75	08/15/19	2,250	2,131,875	600	568,500	925	876,437	—	—	3,775	3,576,812
Frontier Communications Corp. (2),(11)	11.00	09/15/25	6,150	6,180,750	450	452,250	1,125	1,130,625	—	—	7,725	7,763,625
Intelsat Jackson Holdings SA (1),(14)	5.50	08/01/23	—	—	600	361,500	—	—	—	—	600	361,500
Intelsat Luxembourg SA (11),(14)	7.75	06/01/21	6,425	1,911,438	—	—	650	193,375	—	—	7,075	2,104,813
Level 3 Financing, Inc. (11)	5.38	05/01/25	5,775	5,847,187	5,775	5,847,187
Qwest Capital Funding, Inc. (1),(11)	6.88	07/15/28	475	394,250	350	290,500	250	207,500	—	—	1,075	892,250
Qwest Corp. (11)	6.88	09/15/33	850	828,784	—	—	—	—	—	—	850	828,784
SBA Communications Corp.	4.88	07/15/22	5,000	5,062,500	—	—	—	—	—	—	5,000	5,062,500
T-Mobile USA, Inc. (1),(11)	6.63	04/01/23	3,340	3,515,350	550	578,875	1,350	1,420,875	—	—	5,240	5,515,100
Wind Acquisition Finance SA (2),(14)	7.38	04/23/21	1,150	1,040,750	250	226,250	—	—	—	—	1,400	1,267,000
Windstream Services LLC (1),(11)	7.50	06/01/22	5,725	4,393,938	525	402,937	1,000	767,500	—	—	7,250	5,564,375
Zayo Group LLC	6.00	04/01/23	3,525	3,518,373	—	—	—	—			3,525	3,518,373
Total Telecommunications				41,932,382		3,548,522		5,421,312		—		50,902,216
Transportation - 0.4%
Watco Companies LLC (2),(11)	6.38	04/01/23	3,275	3,193,125	—	—	—	—	—	—	3,275	3,193,125
Utility- 1.3%
AES Corp. (11)	4.88	05/15/23	4,250	4,090,625	—	—	—	—	—	—	4,250	4,090,625
NRG Energy, Inc.	6.25	07/15/22	3,975	3,696,750	—	—	—	—	—	—	3,975	3,696,750
NRG Yield Operating LLC	5.38	08/15/24	4,050	3,766,500	—	—					4,050	3,766,500
Total Utility				11,553,875		—		—		—		11,553,875
TOTAL CORPORATE BONDS (Cost $340,834,998)				236,871,369		22,240,328		32,958,054		—		292,069,751
TERM LOANS - 1.3%
Caesars Growth Properties (5),(8)	6.25	04/10/21	1,719	1,398,075	—	—	—	—	—	—	1,719	1,398,075
FairPoint Communications, Inc. (5),(8)	7.50	02/14/19	1,940	1,919,785	—	—	—	—	—	—	1,940	1,919,785
Fortescue Metals Group Ltd. (5),(8)	4.25	06/28/19	3,416	2,877,245	—	—	—	—	—	—	3,416	2,877,245
Four Seasons Holdings, Inc. (5),(8)	6.25	12/13/20	3,325	3,286,197	—	—	—	—	—	—	3,325	3,286,197
MEG Energy (5),(8)	3.75	03/31/20	1,750	1,405,250							1,750	1,405,250
Texas Competitive Electric Holdings Company LLC (5),(8)	4.92	10/10/17	1,566	446,353	—	—	—	—	—	—	1,566	446,363
TOTAL TERM LOANS (Cost $12,763,256)				11,332,905		—		—		—		11,332,905

	Brookfield High Income Fund Inc. (Unaudited)		Brookfield Total Return Fund Inc. (Unaudited)		Brookfield Mortgage Opportunity Income Fund Inc. (Unaudited)		Pro Forma Adjustments		Combined Pro Forma (Unaudited)
	Shares	Value	Shares	Value	Shares	Value	Shares	Value	Shares	Value
PREFERRED STOCKS - 1.6%
Finance & Investment - 1.5%
Kimco Realty Corp., 6.00%	—	$—	—	$—	157,837	$4,089,557	—	$—	157,837	$4,089,557
Public Storage, 6.00%	—	—	160,000	4,409,600	200,000	5,512,000	—	—	360,000	9,921,600
Total Finance & Investment		—		4,409,600		9,601,557		—		14,011,157

		Brookfield High Income Fund Inc. (Unaudited)		Brookfield Total Return Fund Inc. (Unaudited)		Brookfield Mortgage Opportunity Income Fund Inc. (Unaudited)		Pro Forma Adjustments		Combined Pro Forma (Unaudited)
		Shares	Value	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Telecommunications — 0.1%
Regency Centers Corp., 6.63%		—	—	—	—	21,213	551,750	—	—	21,213	551,750
TOTAL PREFERRED STOCKS (Cost $13,502,399)			—		4,409,600		10,153,307		—		14,562,907
COMMON STOCKS - 0.6%
Automotive - 0.1%
Ford Motor Co.		61,300	827,550	—	—	—	—	—	—	61,300	827,550
Basic Industry - 0.1%
EnLink Midstream Partners LP		7,800	94,146	—	—	—	—	—	—	7,800	94,146
Total Basic Industry			94,146		—		—		—		94,146
Capital Goods - 0.1%
General Electric Co.		37,450	1,190,535	—	—	—	—	—	—	37,450	1,190,535
Consumer Staples - 0.0%
B&G Foods, Inc.		13,810	480,726	—	—	—	—	—	—	13,810	480,726
Energy - 0.0%
BreitBurn Energy Partners LP (6)		13,075	7,314	—	—	—	—	—	—	13,075	7,314
EV Energy Partners LP		7,900	15,326	—	—	—	—	—	—	7,900	15,326
Thunderbird Resources Equity, Inc. (6),(9)		11	453,548	—	—	—	—	—	—	11	453,548
Total Energy			476,188		—		—		—		476,188
Telecommunications - 0.2%
CenturyLink, Inc.		33,160	1,059,794	—	—	—	—	—	—	33,160	1,059,794
Verizon Communications, Inc.		7,500	405,600	—	—	—	—	—	—	7,500	405,600
Total Telecommunications			1,465,394		—		—		—		1,465,394
Utility - 0.1%
AES Corp.		66,250	781,750	—	—	—	—	—	—	66,250	781,750
Total Utility			781,750		—		—		—		781,750
TOTAL COMMON STOCKS (Cost $5,975,210)			5,316,289		—		—		—		5,316,289
WARRANTS - 0.1%
Automotive - 0.1%
General Motors Co. (6)
Expiration: July 2016
Exercise Price: $10.00		34,193	740,279	—	—	—	—	—	—	34,193	740,279
General Motors Co. (6)
Expiration: July 2019
Exercise Price: $18.33		34,193	467,076	—	—	—	—	—	—	34,193	467,076
Total Automotive			1,207,355		—		—		—		1,207,355
TOTAL WARRANTS (Cost $1,969,136)			1,207,355		—		—		—		1,207,355

	Interest Rate
SHORT TERM INVESTMENT - 0.3%
STIT Liquid Assets Portfolio, Institutional Class (5)	0.45%	2,844,266	2,844,266	—	—	—	—	—	—	2,844,266	2,844,266
TOTAL SHORT TERM INVESTMENT (Cost $2,844,266)			2,844,266		—		—		—		2,844,266
EXCHANGE TRADED FUND — 0.3%
SPDR® Barclays High Yield Bond ETF		80,500	2,757,125	—	—	—	—	—	—	80,500	2,757,125
TOTAL EXCHANGE TRADED FUND (Cost $2,656,613)			2,757,125								2,757,125
Total Investments - 127.3% (Cost $1,230,455,137)			267,729,033		438,445,255		438,422,457		—		1,144,596,745
Liabilities in Excess of Other Assets - (27.3)%			(72,749,044)		(102,698,779)		(69,866,358)				(245,314,181)
TOTAL NET ASSETS - 100.0%			$194,979,989		$335,746,476		$368,556,099		$—		$899,282,564

Notes to Combined Schedule of Investments.

(1)	Portion or entire principal amount delivered as collateral for reverse repurchase agreements.

(2)

Security exempt from registration under Rule 144A of the Securities Act of 1933.  These securities may only be resold in transactions exempt from registration, normally to qualified institutional buyers.  As of March 31, 2016, the total value of all such securities was $302,070,268 or 33.6% of net assets.

(3)

Restricted Illiquid Securities- Securities that the Adviser has deemed illiquid pursuant to procedures adopted by the Fund’s Board of Directors.  The values in the parenthesis represents the acquisition date, cost and the percentage of net assets, respectively.  As of March 31, 2016, the total value of all such securities was $41,231,157 or 4.6% of net assets.

(4)	Security is a “step up” bond where the coupon increases or steps up at a predetermined date.

(5)	Variable rate security- Interest rate shown is the rate in effect as of March 31, 2016.

(6)	Non-income producing security.

(7)	Security is an inverse floating rate bond.

(8)	Private placement.

(9)

Security fair valued in good faith pursuant to the fair value procedures adopted by the Board of Directors.  As of March 31, 2016, the total value of all such securities was $42,304,091 or 4.7% of net assets.

(10)	Interest rate is based on the notional amount of the underlying mortgage pools.

(11)	All or a portion of the principal amount is pledged as collateral for credit facility.

(12)	Issuer is currently in default on its regularly scheduled interest payment.

(13)	Payment in kind security.

(14)	Foreign security or a U.S. security of a foreign company.

BROOKFIELD REAL ASSETS INCOME FUND INC.
Statements of Assets and Liabilities (Unaudited)
As of March 31, 2016

	Brookfield High Income Fund Inc. (Unaudited)	Brookfield Total Return Fund Inc. (Unaudited)	Brookfield Mortgage Opportunity Income Fund Inc. (Unaudited)	Pro Forma Adjustments		Pro Forma Combined (Unaudited)

Assets:
Investments in securities, at value	$264,884,767	$438,445,255	$438,422,457	—		1,141,752,479
Investment in short term securities, at value	2,844,266	—	—	—		2,844,266
Total Investments, at value	267,729,033	438,445,255	438,422,457	—		1,144,596,745
Cash	46,501	25,395,814	31,206,910	—		56,649,225
Cash collateral for reverse repurchase agreements and futures	—	5,469,124	4,996,379	—		10,465,503
Interest and dividends receivable	5,289,399	2,195,105	2,107,967	—		9,592,471
Receivable for investments sold	—	6,142,737	22,274,767	—		28,417,504
Receivable for open forward currency contracts	38,197	—	—	—		38,197
Principal paydown receivable	—	5,398	—	—		5,398
Prepaid expenses	961	6,245	32,543	—		39,749
Total assets	273,104,091	477,659,678	499,041,023	—		1,249,804,792
Liabilities:
Payable for credit facility	76,316,860	—	—			76,316,860
Payable for credit facility interest	8,008	—	—			8,008
Payable for investments purchased	1,414,578	1,798,607	—			3,213,185
Reverse repurchase agreements	—	133,753,518	129,494,000	—		263,247,518
Interest payable for reverse repurchase agreements	—	279,488	369,178	—		648,666
Payable for variation margin			25,828			25,828
Payable for TBA transactions	—	5,738,964	—	—		5,738,964
Investment advisory fee payable	147,974	184,479	421,541	—		753,994
Administration fee payable	34,148	56,763	63,231	—		154,142
Directors fee payable	7,858	8,460	8,762	—		25,080
Accrued expenses	194,676	92,923	102,384	—		389,983
Total liabilities	78,124,102	141,913,202	130,484,924	—		350,522,228
Net Assets	$194,979,989	$335,746,476	$368,556,099	$—		$899,282,564
Composition of Net Assets:
Capital stock, at par value ($0.001 par value, 1,000,000,000 shares authorized)	$25,532		$22,714	$(12,275)		35,971
Capital stock, at par value ($0.01 par value, 50,000,000 shares authorized)	—	139,616	—	(139,616)		—
Additional paid-in capital	275,247,062	431,527,099	424,879,883	151,891		1,131,805,935
Distributions in excess of net investment income	(3,712,945)	(1,194,063)	(3,784,989)	—		(8,691,997)
Accumulated net realized loss on investments, foreign currency transactions, forward foreign currency contracts, and futures	(37,079,761)	(82,110,411)	(18,963,018)	—		(138,153,190)
Net unrealized appreciation (depreciation) on investments, foreign currency translations, forward foreign currency contracts, and futures	(39,499,899)	(12,615,765)	(33,598,491)	—		(85,714,155)
Net assets applicable to capital stock outstanding	$194,979,989	$335,746,476	$368,556,099	$(0)		$899,282,564

Total investments at cost	$307,264,841	$451,061,020	$472,057,624	$—		$1,230,383,485
Foreign currency at cost	$—	$—	$—	$—		$—

Shares Outstanding and Net Asset Value Per Share:
Shares outstanding	25,532,427	13,961,565	22,713,931	(26,236,620	)(A)	35,971,303
Net asset value per share	$7.64	$24.05	$16.23			$25.00

(A) - Adjustment reflects shares issued in conversion.

BROOKFIELD REAL ASSETS INCOME FUND INC.
Statements of Operations (Unaudited)
For the Year Ended March 31, 2016

	Brookfield High Income Fund Inc. (Unaudited)	Brookfield Total Return Fund Inc. (Unaudited)	Brookfield Mortgage Opportunity Income Fund Inc. (Unaudited)	Pro Forma Adjustments		Pro Forma Combined (Unaudited)

Investment Income:
Interest	$21,184,225	$33,250,699	$38,569,902	—		$93,004,826
Dividends (net of foreign withholding tax of $1,046, $0, $0, and $1,046, respectively)	220,482	365,720	622,382	—		1,208,584
Total investment income	21,404,707	33,616,419	39,192,284	—		94,213,410
Expenses:
Investment advisory fees	1,968,095	2,298,359	5,471,853	3,328,179	(A)	13,066,486
Administration fees	454,176	707,188	820,778	(22,169	)(A)	1,959,973
Legal fees	425,483	77,338	69,010	(187,161	)(B)	384,670
Audit and tax services	32,225	57,243	75,368	(103,586	)(B)	61,250
Trustees’/Directors’ fees	75,883	106,615	93,574	(46,471	)(B)	229,601
Reports to stockholders	68,737	92,212	93,722	(71,456	)(B)	183,215
Fund accounting servicing fees	79,988	124,869	104,837	(172,986	)(B)	136,708
Transfer agency fees	29,846	60,194	17,561	(67,601	)(B)	40,000
Registration fees	25,856	24,596	25,051	(50,503	)(B)	25,000
Insurance	21,873	33,166	37,874	(23,689	)(B)	69,224
Miscellaneous	9,542	10,280	42,762	—		62,584
Custodian fees	10,241	26.650	24,510	—		61,401
Total expenses before interest expense	3,201,945	3,618,710	6,876,900	2,582,557		16,280,112
Interest expense on reverse repurchase agreements and credit facility	1,330,197	1,931,922	2,415,086	(374,102)		5,303,103
Total expenses	4,532,142	5,550,632	9,291,986	2,208,455		21,583,215
Less expenses reimbursed by the investment adviser	—	—	—	(6,319,145	)(C)	(6,319,145)
Net expenses	4,532,142	5,550,632	9,291,986	(4,110,690)		15,264,070
Net investment income	16,872,565	28,065,787	29,900,298	4,110,690		78,949,340
Net Realized and Unrealized Gain on Investments, Foreign Currency Transactions and Forward Foreign Currency Contracts (Note 2):
Net realized gain (loss) on:
Investments	(11,299,625)	(5,920,345)	(13,672,845)	—		(30,892,815)
Futures transactions	—	—	(2,426,785)	—		(2,426,785)
Foreign currency transactions	30,300	—	—	—		30,300
Forward foreign currency contracts	310,833	—	—	—		310,833
Net realized gain (loss)	(10,958,492)	(5,920,345)	(16,099,630)	—		(32,978,467)
Net change in unrealized appreciation (depreciation) on:
Investments	(30,789,256)	(22,384,275)	(29,044,719)	—		(82,218,250)
Futures	—	—	530,702	—		530,702
Foreign currency and foreign currency transactions	52,243	—				52,243
Forward foreign currency contracts	(511,623)	—	—	—		(511,623)
Net change in unrealized gain (loss)	(31,248,636)	(22,384,275)	(28,514,017)	—		(82,146,928)
Net realized and unrealized gain on investments, foreign currency transactions and forward foreign currency contracts	(42,207,128)	(28,304,620)	(44,613,647)	—		(115,125,395)
Net increase (decrease) in net assets resulting from operations	$(25,334,563)	$(238,833)	$(14,713,349)	$4,110,690		$(36,176,055)

(A)                  These adjustments reflect the standardization of advisory and administration fees at 1.00% and 0.15%, respectively.

(B)                   These adjustments reflect the elimination of duplicate costs or economies of scale.

(C)                   These adjustments reflect the addition of an expense cap at a rate of 1.03% of managed assets.

Notes to Pro Forma Condensed Combined Financial Statements

March 31, 2016 (Unaudited)

1.              The Funds and the Basis of Combination

Brookfield High Income Fund Inc., Brookfield Total Return Fund Inc. and Brookfield Mortgage Opportunity Income Fund Inc. (the “Target Funds”) were incorporated as Maryland corporations on November 22, 2013, May 26, 1989 and November 26, 2012, respectively.  Prior to March 1, 2014, the Brookfield High Income Fund Inc. was a business trust under the laws of the Commonwealth of Massachusetts (organized on June 2, 1998), and commenced operations on July 31, 1998.  Each Target Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a diversified, closed-end management investment company with its own investment objective.  Brookfield Real Assets Income Fund Inc. (the “Acquiring Fund”) incorporated under the laws of the State of Maryland on October 6, 2015.  The Acquiring Fund is registered under the 1940 Act, as a diversified, closed-end management investment company with its own investment objective.

The accompanying unaudited pro forma financial statements are presented to show the effect of the proposed acquisition of the Target Funds by the Acquiring Fund as if such acquisitions had taken place as of March 31, 2016.  The Acquiring Fund will be the accounting survivor of the reorganizations.

The reorganizations involve the transfer of substantially all of the assets and substantially all of the liabilities of the Target Funds to the Acquiring Fund in exchange for shares of common stock of the Acquiring Fund, and the pro rata distribution of such shares of the Acquiring Fund to the stockholders of the Target Funds, as provided in the Agreement and Plan of Reorganization.  The reorganizations are intended to qualify as tax-free reorganizations so that stockholders of the Target Funds will not recognize any gain or loss through the exchange of shares in the reorganizations.

The unaudited pro forma schedule of investments, statements of assets and liabilities and statements of operations should be read in conjunction with the historical financial statements of the Target Funds which are incorporated by reference in the Statement of Additional Information of which the unaudited pro forma combined financial statements form a part.  The unaudited pro forma combined financial statements are presented for information only and may not necessarily be representative of what the actual combined financial statements would have been had each exchange occurred on March 31, 2016.  The unaudited pro forma combined financial statements were prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”), which may require the use of management estimates and assumptions.  Actual results could differ from those estimates.

2.              Acquiring Fund Valuation of Investments and Derivatives Instruments

Valuation of Investments: Debt securities, including U.S. government securities, listed corporate bonds, other fixed income and asset-backed securities, term loans, and unlisted securities and private placement securities, are generally valued at the bid prices furnished by an independent pricing service or, if not valued by an independent pricing service, using bid prices obtained from active and reliable market makers in any such security or a broker-dealer.  The broker-dealers or pricing services use multiple valuation techniques to determine fair value.  In instances where sufficient market activity exists, the broker-dealers or pricing services may utilize a market-based approach through which quotes from market makers are used to determine fair value.  In instances where sufficient market activity may not exist or is limited, the broker-dealers or pricing services also utilize proprietary valuation models which may consider market transactions in comparable securities and the various relationships between securities in determining fair value and/or market characteristics such as benchmark yield curves, option-adjusted spreads, credit spreads, estimated default rates, coupon-rates, anticipated timing of principal repayments, underlying collateral, and other unique security features in order to estimate the relevant cash flows, which are then discounted to calculate the fair values.  Short-term debt securities with remaining maturities of sixty days or less are valued at cost with interest accrued or discount accreted to the date of maturity, unless such valuation, in the judgment of the Adviser’s Valuation Committee, does not represent market value.

Investments in equity securities listed or traded on any securities exchange or traded in the over-the-counter market are valued at the trade price as of the close of business on the valuation date.  Equity securities for which no sales were reported for that date are valued at “fair value” as determined in good faith by the Adviser’s Valuation Committee.  Investments in open-end registered investment companies, if any, are valued at the net asset value (“NAV”) as reported by those investment companies.

Fair valuation procedures may be used to value a substantial portion of the assets of the Funds.  The Funds may use the fair value of a security to calculate its NAV when, for example, (1) a portfolio security is not traded in a public market or the principal market in which the security trades is closed, (2) trading in a portfolio security is suspended and not resumed prior to the normal market close, (3) a portfolio security is not traded in significant volume for a substantial period, or (4) the Adviser determines that the quotation or price for a portfolio security provided by a broker-dealer or an independent pricing service is inaccurate.

The fair value of securities may be difficult to determine and thus judgment plays a greater role in the valuation process.  The fair valuation methodology may include or consider the following guidelines, as appropriate: (1) evaluation of all relevant factors, including but not limited to, pricing history, current market level, supply and demand of the respective security; (2) comparison to the values and current pricing of securities that have comparable characteristics; (3) knowledge of historical market information with respect to the security; (4) other factors relevant to the security which would include, but not be limited to, duration, yield, fundamental analytical data, the Treasury yield curve, and credit quality.

The values assigned to fair valued investments are based on available information and do not necessarily represent amounts that might ultimately be realized, since such amounts depend on future developments inherent in long-term investments.  Changes in the fair valuation of portfolio securities may be less frequent and of greater magnitude than changes in the price of portfolio securities valued at their last sale price, by an independent pricing service, or based on market quotations.  Imprecision in estimating fair value can also impact the amount of unrealized appreciation or depreciation recorded for a particular portfolio security and differences in the assumptions used could result in a different determination of fair value, and those differences could be material.

Each Fund’s Board of Directors (the “Board”) has adopted procedures for the valuation of the Funds’ securities and has delegated the day to day responsibilities for valuation determinations under these procedures to the Adviser.  The Board has reviewed and approved the valuation procedures utilized by the Adviser and regularly reviews the application of the procedures to the securities in the Funds’ portfolios.  Securities are valued using unadjusted quoted market prices, when available, as supplied primarily by third party pricing services or dealers.  If a market value or price cannot be determined for a security or a significant event has occurred that would materially affect the value of the security, the security is fair valued by the Adviser’s Valuation Committee.  The Adviser’s Valuation Committee is comprised of senior members of the Adviser’s management team.  There can be no assurance that a Fund could purchase or sell a portfolio security at the price used to calculate the Fund’s NAV.

The Funds have established methods of fair value measurements in accordance with GAAP.  Fair value denotes the price that the Funds would receive upon selling an investment in a timely transaction to an independent buyer in the principal or most advantageous market of the investment.  A three-tier hierarchy has been established to maximize the use of observable market data and minimize the use of unobservable inputs and to establish classification of fair value measurements for disclosure purposes.  Inputs refer broadly to the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk, for example, the risk inherent in a particular valuation technique used to measure fair value including such a pricing model and/or the risk inherent in the inputs to the valuation technique.  Inputs may be observable or unobservable.  Observable inputs are inputs that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the reporting entity.  Unobservable inputs are inputs that reflect the reporting entity’s own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.  The three-tier hierarchy of inputs is summarized in the three broad levels listed below.

•                  Level 1 —  quoted prices in active markets for identical assets or liabilities

•                  Level 2 —  quoted prices in markets that are not active or other significant observable inputs (including, but not limited to: quoted prices for similar assets or liabilities, quoted prices based on recently executed transactions, interest rates, credit risk, etc.)

•                  Level 3 —  significant unobservable inputs (including each Fund’s own assumptions in determining the fair value of assets or liabilities)

The Adviser’s valuation policy, as previously stated, establishes parameters for the sources and types of valuation analysis, as well as, the methodologies and inputs the Adviser uses in determining fair value, including the use of the Adviser’s Valuation Committee.  If the Valuation Committee determines that additional techniques, sources or inputs are appropriate or necessary in a given situation, such additional work will be undertaken.

Significant increases or decreases in any of the unobservable inputs in isolation may result in a lower or higher fair value measurement.

To assess the continuing appropriateness of security valuations, the Adviser (or its third party service provider who is subject to oversight by the Adviser), regularly compares one of its prior day prices, prices on comparable securities and sale prices to the current day prices and challenges those prices that exceeds certain tolerance levels with the third party pricing service or broker source.  For those securities valued by fair valuations, the Valuation Committee reviews and affirms the reasonableness of the valuations based on such methodologies and fair valuation determinations on a regular basis after considering all relevant information that is reasonably available.

The inputs or methodology used for valuing investments are not necessarily an indication of the risk associated with investing in those securities.

The following table summarizes the Fund’s investments categorized in the disclosure hierarchy as of March 31, 2016:

Target Funds

Brookfield High Income Fund Inc. (Unaudited)

Valuation Inputs	Level 1	Level 2	Level 3	Total
Residential Mortgage Related Holdings	$—	$—	$7,399,724	$7,399,724
Corporate Bonds	—	236,870,544	825	236,871,369
Term Loans		11,332,905	—	11,332,905
Common Stocks	4,862,741	—	453,548	5,316,289
Exchange Traded Fund	2,757,125	—	—	2,757,125
Warrants	1,207,355	—	—	1,207,355
Short Term Investment	2,844,266	—	—	2,844,266
Total	$11,671,487	$248,203,449	$7,854,097	$267,729,033

Liabilities	Level 1	Level 2	Level 3	Total
Other Financial Instruments - Forwards(1)	$38,197	$—	$—	$—
Total	$38,197	$—	$—	$—

The following table provides quantitative information about the Fund’s Level 3 values, as well as its inputs, as of March 31, 2016.  The table is not all-inclusive, but provides information on the significant Level 3 inputs.

(1)         Other financial instruments include forward currency contracts which are reflected at the unrealized appreciation (depreciation) on the instrument.

Target Funds

Brookfield High Income Fund Inc. (Unaudited)

	Quantitative Information about Level 3 Fair Value Measurements (1)
Assets	Value March 31, 2016	Valuation Methodology	Significant Unobservable Input	Range (Weighted Average)
Corporate Bonds:
Motors Liquidation Co.	$825	Discounted Cash Flow	Anticipated Residual Value	$0.01

Common Stocks:
Thunderbird Resouces Equity, Inc.	453,548	Analysis of Enterprise Value	Various assumptions of value of assets and liabilities	$34,259 - $42,321 ($35,000)
Total	$454,373

(1)         The table above does not include level 3 securities that are valued by brokers and pricing services. At March 31, 2016, the value of these securities was approximately $7,399,724. The inputs or these securities are not readily available or cannot be reasonably estimated and are generally those inputs described in Valuation of Investments Note. The appropriateness of fair values for these securities is monitored on an ongoing basis which may include results of back testing, unchanged price review, results of broker and vendor due diligence and consideration of macro or security specific events.

The following is a reconciliation of assets in which significant unobservable inputs (Level 3) were used in determining fair value:

Target Funds

Brookfield High Income Fund Inc. (Unaudited)

Valuation Inputs	Asset- Backed Securities	Residential Mortgage Related Holdings	Commercial Mortgage Related Holdings	Interest- Only Securities	Corporate Bonds	Collateralized Loan Obligation	Common Stocks	Total
Balance as of March 31, 2015	$—	$9,604,898	$—	$—	$1,325	$—	$—	$9,606,223
Accrued Discounts (Premiums)	—	434,815	—	—	9,818	—	—	444,633
Realized Gain/(Loss)	—	189,748	—	—	4	—	—	189,582
Change in Unrealized Appreciation (Depreciation)	—	(860,721)	—	—	(516,622)	—	(660,663)	(2,041,006)
Purchases at cost	—	57,605	—	—	—	—	1,114,211	1,171,816
Sales proceeds	—	(2,026,451)	—	—	(500)	—	—	(2,026,951)
Transfers into Level 3	—	—	—	—	509,800	—	—	509,800 (a)
Balance as of March 31, 2016	$—	$7,399,724	$—	$—	$825	$—	$453,548	$7,854,097
Change in unrealized gains or losses relating to assets still held at reporting date	$—	$(827,020)	$—	$—	$—	$—	$(660,663)	$(1,487,683)

(a)           Transferred due to a decrease in market data for these securities.

For the year ended March 31, 2016, the Brookfield High Income Fund Inc. did not have any security transfer activity between Level 1 and Level 2.  The basis for recognizing and valuing transfers is as of the end of the period in which transfers occur.

Brookfield Total Return Fund Inc. (Unaudited)

The following table summarizes the Fund’s investments categorized in the disclosure hierarchy as of March 31, 2016:

Valuation Inputs	Level 1	Level 2	Level 3 (1)	Total
U.S. Government & Agency Obligations	$—	$17,293,655	$—	$17,293,655
Asset-Backed Securities	—	30,963,567	—	30,963,567
Residential Mortgage Related Holdings	—	—	204,627,591	204,627,591
Commercial Mortgage Related Holdings	—	—	156,776,907	156,776,907
Interest-Only Securities	—	—	2,133,607	2,133,607
Corporate Bonds	—	22,240,328	—	22,240,328
Preferred Stocks	4,409,600	—	—	4,409,600
Total	$4,409,600	$70,497,550	$363,538,105	$438,445,255

(1)         The Fund generally uses evaluated bid prices provided by an independent pricing service on the valuation date as the primary basis for the fair value determinations.  These evaluated bid prices are based on unobservable inputs.  A significant change in third party information inputs could result in a significantly lower or higher value of such Level 3 investments.

The following table provides quantitative information about the Fund’s Level 3 values, as well as its inputs, as of March 31, 2016.  The table is not all-inclusive, but provides information on the significant Level 3 inputs.

Brookfield Total Return Fund Inc. (Unaudited)

	Quantitative Information about Level 3 Fair Value Measurements (1)
Assets	Value March 31, 2016	Valuation Methodology	Significant Unobservable Input	Range (Weighted Average)
Residential Mortgage Related Holdings:
Resix Finance Limited Credit-Linked Notes, Series 2004-B, Class B9	$60,026	Discounted Cash Flow	Yield (Discount Rate of Cash Flows)	10.00% (10.00%)
Commercial Mortgage Related Holdings:
A10 Securitization LLC, Series 2015-A, Class B	9,944,000	Discounted Cash Flow	Yield (Discount Rate of Cash Flows)	6.25% - 7.70% (7.25%)
BOCA Mezzanine	7,106,802	Discounted Cash Flow	Debt Yield and Loan to Value	12.9%-14.4% (13.7%) 44%-49% (47%)
Class B Notes	8,180,000	Discounted Cash Flow	Yield (Discount Rate of Cash Flows)	9.5% - 12.0% (10.4%)
Total	$25,290,828

(1)         The table above does not include level 3 securities that are valued by brokers and pricing services. At March 31, 2016, the value of these securities was approximately $338,247,277. The inputs or these securities are not readily available or cannot be reasonably estimated and are generally those inputs described in Valuation of Investments Note. The appropriateness of fair values for these securities is monitored on an ongoing basis which may include results of back testing, unchanged price review, results of broker and vendor due diligence and consideration of macro or security specific events. The following is a reconciliation of assets in which significant unobservable inputs (Level 3) were used in determining fair value:

Brookfield Total Return Fund Inc. (Unaudited)

Valuation Inputs	Asset-Backed Securities	Residential Mortgage Related Holdings	Commercial Mortgage Related Holdings	Interest- Only Securities	Corporate Bonds	Collateralized Loan Obligation	Common Stocks	Total
Balance as of March 31, 2015	$—	$191,790,300	$186,824,860	$13,186,888	$—	$—	$—	$391,802,048
Accrued Discounts (Premiums)	—	4,708,060	2,943,129	(559,505)	1,530	—	—	7,093,214
Realized Gain/(Loss)	—	5,662,068	(4,789,052)	16,238,594	—	—	—	17,111,610
Change in Unrealized Appreciation (Depreciation)	—	(10,101,786)	(8,472,394)	(583,602)	(78,030)	—	—	(19,235,812)
Purchases at cost	—	64,440,338	25,680,008	—	—	—	—	90,120,346
Sales proceeds	—	(60,202,155)	(45,409,644)	(26,148,768)	—	—	—	(131,760,567)
Transfers into Level 3	—	8,330,766	—	—	618,000	—	—	8,948,766	(a)
Transfers out of Level 3	—	—	—	—	(541,500)	—	—	(541,500	)(b)
Balance as of March 31, 2016	$—	$204,627,591	$156,776,907	$2,133,607	$—	$—	$—	$363,538,105
Change in unrealized gains or losses relating to assets still held at reporting date	$—	$(8,552,964)	$(7,842,793)	$(853,058)	$—	$—	$—	$(17,248,815)

(a)           Transferred due to a decrease in observable market data for these securities.

(b)          Transferred due to an increase in observable market data for these securities.

For the fiscal year ended March 31, 2016.  The basis for recognizing and valuing transfers is as of the end of the period in which the transfers occur.

Brookfield Mortgage Opportunity Income Fund Inc. (Unaudited)

The following table summarizes the Fund’s investments categorized in the disclosure hierarchy as of March 31, 2016:

Valuation Inputs	Level 1	Level 2	Level 3 (1)	Total
Residential Mortgage Related Holdings	$—	$—	$300,884,245	$300,884,245
Commercial Mortgage Related Holdings	—	—	91,806,941	91,806,941
Interest-Only Securities	—	—	2,619,910	2,619,910
Corporate Bonds	—	32,958,054	—	32,958,054
Preferred Stocks	10,153,307	—	—	10,153,307
Total	$10,153,307	$32,958,054	$395,311,096	$438,422,457

Liabilities:	Level 1	Level 2	Level 3	Total
Other Financial Instruments - Futures (2)	$36,676	$—	$—	$36,676
Total Liabilities - Other Financial Instruments	$36,676	$—	$—	$36,676

(1)         The Fund generally uses evaluated bid prices provided by an independent pricing service on the valuation date as the primary basis for the fair value determinations.  These evaluated bid prices are based on unobservable inputs.  A significant change in third party information inputs could result in a significantly lower or higher value of such Level 3 investments.

(2)         Other financial instruments include exchange traded futures contracts which are reflected at the unrealized appreciation (depreciation) on the instrument.

The following is a reconciliation of assets in which significant unobservable inputs (Level 3) were used in determining fair value:

Brookfield Mortgage Opportunity Income Fund Inc. (Unaudited)

	Quantitative Information about Level 3 Fair Value Measurements (1)
Assets	Value March 31, 2016	Valuation Methodology	Significant Unobservable Input	Range (Weighted Average)
Commercial Mortgage Related Holdings:
Class B Notes	$6,799,873	Discounted Cash Flow	Yield (Discount Rate of Cash Flows)	9.5% - 12.0% (10.4%)
Morgan Stanley Capital I, Inc., Series 1998-HF1, Class K	2,652,214	Discounted Cash Flow	Yield (Discount Rate of Cash Flows)	7.00% (7.00%)
BOCA Mezzanine	7,106,803	Discounted Cash Flow	Debt Yield and Loan to Value	12.9%-14.4% (13.7%) 44%-49% (47%)
Total	$16,558,890

(1)         The table above does not include level 3 securities that are valued by brokers and pricing services.  At March 31, 2016, the value of these securities was approximately $378,752,206.  The inputs or these securities are not readily available or cannot be reasonably estimated and are generally those inputs described in Valuation of Investments Note.  The appropriateness of fair values for these securities is monitored on an ongoing basis which may include results of back testing, unchanged price review, results of broker and vendor due diligence and consideration of macro or security specific events.

Brookfield Mortgage Opportunity Income Fund Inc. (Unaudited)

Valuation Inputs	Asset- Backed Securities	Residential Mortgage Related Holdings	Commercial Mortgage Related Holdings	Interest- Only Securities	Corporate Bonds	Collateralized Loan Obligation	Common Stocks	Total
Balance as of March 31, 2015	$—	$352,789,453	$113,014,844	$2,748,611	$—	$3,970,000	$—	$472,522,908
Accrued Discounts (Premiums)	—	11,935,272	(87,044)	(18,014)	—	—	—	11,830,214
Realized Gain/(Loss)	—	4,881,467	640,884	—	—	—	—	3,352,351
Change in Unrealized Appreciation (Depreciation)	—	(21,358,372)	(4,127,036)	(541,955)	—	(2,170,000)	—	(26,027,363)
Purchases at cost	—	56,528,234	12,695,354	330,846	—	—	—	69,554,434
Sales proceeds	—	(103,891,809)	(30,330,061)	(301,597)	—	—	—	(134,523,467)
Transfers into Level 3	—	—	—	402,019	—	—	—	402,019	(a)
Transfer out of Level 3	—	—	—	—	—	(1,800,000)	—	(1,800,000	)(b)
Balance as of March 31, 2016	$—	$300,884,245	$91,806,941	$2,619,910	$—	$—	$—	$395,311,096
Change in unrealized gains or losses relating to assets still held at reporting date	$—	$(22,156,386)	$(3,998,238)	$(541,955)	$—	$(14,800)	$—	$(26,711,379)

(a) Transferred due to a decrease of observable market data for these securities.

(b) Transferred due to an increase of observable market data for these securities.

For the year ended March 31, 2016, Brookfield Mortgage Opportunity Income Fund Inc.  The basis for recognizing and valuing transfers is as of the end of the period in which transfers occur.

Pro Forma Combined Fund (Unaudited)

The following table summarizes the Fund’s investments categorized in the disclosure hierarchy as of March 31, 2016:

Valuation Inputs	Level 1	Level 2	Level 3 (1)	Total(3)
U.S. Government & Agency Obligations	$—	$17,293,655	$—	$17,293,655
Asset-Backed Securities	—	30,963,567	—	30,963,567
Residential Mortgage Related Holdings	—	—	512,911,560	512,911,560
Commercial Mortgage Related Holdings	—	—	248,583,848	248,583,848
Interest-Only Securities	—	—	4,753,517	4,753,517
Corporate Bonds	—	292,068,926	825	292,069,751
Term Loans	—	11,332,905	—	11,332,905
Common Stocks	4,862,741	—	453,548	5,316,289
Preferred Stocks	14,562,907	—	—	14,562,907
Exchange Traded Fund	2,757,125	—	—	2,757,125
Warrants	1,207,355	—	—	1,207,355
Short Term Investment	2,844,266	—	—	2,844,266
Total	$26,234,394	$351,659,053	$766,703,298	$1,144,596,745

Liabilities:	Level 1	Level 2	Level 3	Total
Other Financial Instruments - Forwards (2)	$38,197	$—	$—	$38,197
Total Assets - Other Financial Instruments	$38,197	$—	$—	$38,197

Liabilities:	Level 1	Level 2	Level 3	Total
Other Financial Instruments - Futures (2)	$36,676	$—	$—	$36,676
Total Liabilities - Other Financial Instruments	$36,676	$—	$—	$36,676

The following table provides quantitative information about the Fund’s Level 3 values, as well as its inputs, as of March 31, 2016.  The table is not all-inclusive, but provides information on the significant Level 3 inputs.

(1)         The Fund generally uses evaluated bid prices provided by an independent pricing service on the valuation date as the primary basis for the fair value determinations. These evaluated bid prices are based on unobservable inputs. A significant change in third party information inputs could result in a significantly lower or higher value of such Level 3 investments.

(2)         Other financial instruments include exchange traded futures contracts and forward currency contracts which are reflected at the unrealized appreciation (depreciation) on the instrument.

(3)         As of March 31, 2016, all of the securities held by the Target Funds are in compliance with the investment guidelines of the Combined Fund.

Pro Forma Combined Fund (Unaudited)

	Quantitative Information about Level 3 Fair Value Measurements (1)
Assets	Value March 31, 2016	Valuation Methodology	Significant Unobservable Input	Range (Weighted Average)
Residential Mortgage Related Holdings:
Resix Finance Limited Credit-Linked Notes, Series 2004-B, Class B9	$60,026	Discounted Cash Flow	Yield (Discount Rate of Cash Flows)	10.00% (10.00%)

Commercial Mortgage Related Holdings:
Class B Notes	14,979,873	Discounted Cash Flow	Yield (Discount Rate of Cash Flows)	9.5% - 12.0% (10.4%)
A10 Securitization LLC, Series 2015-A, Class B	9,944,000	Discounted Cash Flow	Yield (Discount Rate of Cash Flows)	6.25% - 7.70% (7.25%)
Morgan Stanley Capital I, Inc., Series 1998-HF1, Class K	2,652,214	Discounted Cash Flow	Yield (Discount Rate of Cash Flows)	7.00% (7.00%)
BOCA Mezzanine	14,213,605	Discounted Cash Flow	Debt Yield and Loan to Value	12.9%-14.4% (13.7%) 44%-49% (47%)
Corporate Bonds:
Motors Liquidation Co.	825	Discounted Cash Flow	Anticipated Residual Value	$0.01
Common Stocks:
Thunderbird Resources Equity, Inc.	453,548	Analysis of Enterprise Value	Various assumptions of value of assets and liabilities	$34,259 - $42,321 ($35,000)
Total	$42,304,091

(1)         The table above does not include level 3 securities that are valued by brokers and pricing services.  At March 31, 2016, the value of these securities was approximately $724,399,207.  The inputs or these securities are not readily available or cannot be reasonably estimated and are generally those inputs described in Valuation of Investments Note.  The appropriateness of fair values for these securities is monitored on an ongoing basis which may include results of back testing, unchanged price review, results of broker and vendor due diligence and consideration of macro or security specific events.

The following is a reconciliation of assets in which significant unobservable inputs (Level 3) were used in determining fair value:

Pro Forma Combined Fund (Unaudited)

Valuation Inputs	Asset- Backed Securities	Residential Mortgage Related Holdings	Commercial Mortgage Related Holdings	Interest- Only Securities	Corporate Bonds	Collateralized Loan Obligation	Common Stocks	Total
Balance as of March 31, 2015	$—	$554,184,651	$299,839,704	$15,935,499	$1,325	$3,970,000	$—	$873,931,179
Accrued Discounts (Premiums)	—	17,078,147	2,856,085	(577,519)	11,348	—	—	19,368,061
Realized Gain/(Loss)	—	10,733,113	(4,148,168)	16,238,594	4	(2,170,000)	—	20,653,543
Change in Unrealized Appreciation (Depreciation)	—	(32,320,879)	(12,599,430)	(1,125,557)	(597,652)	—	(660,663)	(47,304,181)
Purchases at cost	—	121,026,177	38,375,362	330,846	—	—	1,114,211	160,846,596
Sales proceeds	—	(166,120,415)	(75,739,705)	(26,450,365)	(500)	—	—	(268,310,985)
Transfers into Level 3	—	8,330,766	—	402,019	1,127,800	—	—	9,860,585	(a)
Transfers out of Level 3	—	—	—	—	(541,500)	(1,800,000)	—	(231,500	)(b)
Balance as of March 31, 2016	$—	$512,911,560	$248,583,848	$4,753,517	$825	$—	$453,548	$766,703,298
Change in unrealized gains or losses relating to assets still held at reporting date	$—	$(31,536,370)	$(11,841,031)	$(1,395,013)	$—	$(14,800)	$(660,663)	$(45,447,877)

(a)              Transferred due to a decrease in observable market data for these securities.

(b)             Transferred due to an increase in observable market data for these securities.

For the year ended March 31, 2016, the Pro Forma Combined Fund, the basis for recognizing and valuing transfers is as of the end of the period in which transfers occur.  The fair value of the Funds’ reverse repurchase agreements and credit facility, which qualify as financial instruments under FASB Accounting Standards Codification (“ASC”) 820 “Disclosures about Fair Values of Financial Instruments”, approximates the carrying amounts presented in the Statements of Assets and Liabilities.  As of March 31, 2016, these financial instruments are categorized as a Level 2 within the disclosure hierarchy.

Foreign Currency Translations: Securities and other assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation.  Purchases and sales of securities and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.  The Funds do not isolate the portion of realized gains or losses resulting from changes in foreign exchange rates on securities from the fluctuations arising from changes in market prices of securities held.  The Funds do not isolate the portion of unrealized gains or losses resulting from changes in foreign exchange rates on securities from the fluctuations arising from changes in market prices of securities held.  Reported unrealized currency gains and losses arise from translation of assets and liabilities denominated in foreign currency other than securities.

Reported net realized foreign exchange gains or losses arise from sales of securities, sales of foreign currency, currency gains or losses realized between the trade and settlement dates on securities transactions and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the Funds’ books and the U.S. dollar equivalent of the amounts actually received or paid.

Forward Currency Contracts: A forward currency contract (“forward contract”) is an agreement between two parties to buy or sell a currency at an agreed upon price for settlement at a future date.  During the period the forward contract is in existence, changes in the value of the forward contract will fluctuate with changes in the currency exchange rates.  The forward contract is marked to market daily and these changes are recorded as an unrealized gain or loss.  Gain or loss on the purchase or sale of a forward contract is realized on the settlement date.

Each Fund invests in forward contracts to hedge against fluctuations in the value of foreign currencies caused by changes in the prevailing currency exchange rates.  The use of forward contracts involves the risk that the counterparties may be unable to meet the terms of their contracts and may be negatively impacted from unanticipated movements in the value of a foreign currency relative to the U.S. dollar.

All forward contracts were entered into with Bank of New York Mellon as the counterparty.  As of March 31, 2016, the following forward contracts were outstanding:

Target Fund

Brookfield High Income Fund Inc. (Unaudited)

Settlement Date	Currency to be Delivered		U.S. $ Value at Value March 31, 2016	Currency to be Received		U.S. $ Value at Value March 31, 2016	Unrealized Appreciation
05/09/16	341,352	U.S. Dollars	$341,352	497,266	Canadian Dollars	$382,898	$41,546
05/09/16	497,266	Canadian Dollars	382,898	379,549	U.S. Dollars	379,549	(3,349)
							$38,197

The Brookfield High Income Fund Inc. had a monthly average of 2 forward contracts open during the fiscal year ended March 31, 2016.

Pro Forma Combined Fund (Unaudited)

Settlement Date	Currency to be Delivered		U.S. $ Value at Value March 31, 2016	Currency to be Received		U.S. $ Value at Value March 31, 2016	Unrealized Appreciation
05/09/16	341,352	U.S. Dollars	$341,352	497,266	Canadian Dollars	$382,898	$41,546
05/09/16	497,266	Canadian Dollars	382,898	379,549	U.S. Dollars	379,549	(3,349)
							$38,197

The Brookfield High Income Fund Inc. had a monthly average of 2 forward contracts open during the fiscal year ended March 31, 2016.

As of March 31, 2016, the Brookfield Total Return Fund Inc. and the Brookfield Mortgage Opportunity Income Fund Inc. did not have any open forward contracts.

Financial Futures Contracts: A futures contract is an agreement between two parties to buy and sell a financial instrument for a set price on a future date.  Initial margin deposits are made upon entering into futures contracts and can be either cash or securities.  During the period the futures contract is open, changes in the value of the contract are recognized as unrealized gains or losses by “marking-to-market” on a daily basis to reflect the market value of the contract at the end of each day’s trading.  Variation margin payments are made or received, depending upon whether unrealized gains or losses are incurred.  When the contract is closed, each Fund records a realized gain or loss equal to the difference between the proceeds from (or cost of) the closing transaction and the Fund’s basis in the contract.

Each Fund invests in financial futures contracts to hedge against fluctuations in the value of portfolio securities caused by changes in prevailing market interest rates.  Should interest rates move unexpectedly, the Funds may not achieve the anticipated benefits of the financial futures contracts and may realize a loss.  The use of futures transactions involves the risk of imperfect correlation in movements in the price of futures contracts, interest rates and the underlying hedged assets.  A Fund is at risk that it may not be able to close out a transaction because of an illiquid market.

As of March 31, 2016, the following futures contracts were outstanding:

Brookfield Mortgage Opportunity Income Fund Inc. (Unaudited)

Short:

Contracts	Type	Expiration Date	Value at March 31, 2016	Unrealized Appreciation
269	2 Year U.S. Treasury Note	June 2016	$58,843,750	$34,017
22	5 Year U.S. Treasury Note	June 2016	2,665,609	2,659
	Total		$61,509,359	$36,676

The average notional value of futures contracts outstanding during the fiscal year ended March 31, 2016 was $116,569,399, which represents the volume activity during the fiscal year.

Pro Forma Combined Fund (Unaudited)

Short:

Contracts	Type	Expiration Date	Value at March 31, 2016	Unrealized Appreciation
269	2 Year U.S. Treasury Note	June 2016	$58,843,750	$34,017
22	5 Year U.S. Treasury Note	June 2016	2,665,609	2,659
	Total		$61,509,359	$36,676

The average notional value of futures contracts outstanding during the fiscal year ended March 31, 2016 was $116,569,399, which represents the volume activity during the fiscal year.

As of March 31, 2016, the Brookfield High Income Fund Inc. and Brookfield Total Return Fund Inc. did not have any futures contracts outstanding.

TBA Transactions: The Funds may enter into to-be-announced (“TBA”) transactions to hedge its portfolio positions or to sell mortgage-backed securities it owns under delayed delivery arrangements.  A TBA transaction is a purchase or sale of a U.S. government agency mortgage pass-through security for future settlement at an agreed upon date.  The term “U.S. government agency mortgage pass-through security” refers to a category of passthrough securities backed by pools of mortgages and issued by one of several U.S. government-sponsored enterprises: the Government National Mortgage Association (Ginnie Mae), Federal National Mortgage Association (Fannie Mae), or Federal Home Loan Mortgage Corporation (Freddie Mac).  In the basic pass-through structure, mortgages with similar issuer, term and coupon characteristics are collected and aggregated into a pool.  The pool is assigned a CUSIP number and undivided interests in the pool are traded and sold as pass-through securities.  The holder of the security is entitled to a pro rata share of principal and interest payments (including unscheduled prepayments) from the pool of mortgage loans.  TBA transactions increase the liquidity and pricing efficiency of transactions in such mortgage-backed securities since they permit similar mortgage-backed securities to be traded interchangeably pursuant to commonly observed settlement and delivery requirements.  Proceeds of TBA transactions are not received until the contractual settlement date.  The Funds may use TBA transactions to acquire and maintain exposure to mortgage-backed securities in either of two ways.  Typically, the Funds will enter into TBA agreements and “roll over” such agreements prior to the settlement date stipulated in such agreements.  This type of TBA transaction is commonly known as a “TBA roll.” In a “TBA roll,” the Funds generally will sell the obligation to purchase the pools stipulated in the TBA agreement prior to the stipulated settlement date and will enter into a new TBA agreement for future delivery of pools of mortgage pass-through securities.  Alternatively, the Funds will enter into TBA agreements and settle such transactions on the stipulated settlement date by actual receipt or delivery of the pools of mortgage pass-through securities stipulated in the TBA agreement.  Unsettled TBA agreements are valued at the current market value of the underlying securities, according to the procedures described above under “Valuation of Investments.” Each TBA position is marked-to-market daily and the change in market value is recorded by the Funds as an unrealized gain or loss.

TBA transactions outstanding at March 31, 2016 were as follows:

Target Fund

Brookfield Total Return Fund Inc. (Unaudited)

Purchases:

Security Name	Interest Rate	Principal Amount	Current Payable
Federal Home Loan Mortgage Association	3.00%	$5,500,000	$5,738,964

Pro Forma Combined Fund (Unaudited)

Purchases:

Security Name	Interest Rate	Principal Amount	Current Payable
Federal Home Loan Mortgage Association	3.00%	$5,500,000	$5,738,964

As of March 31, 2016, the Brookfield High Income Fund Inc. and Brookfield Mortgage Opportunity Income Fund Inc. did not have any TBA transactions.

The following tables set forth the effect of derivative instruments of the Statements of Assets and Liabilities as of March 31, 2016:

Target Funds

Brookfield High Income Fund Inc. (Unaudited)

The following table sets forth the effect of derivative instruments of the Statement of Assets and Liabilities as of March 31, 2016.

Derivatives	Statement of Assets and Liabilities	Value as of March 31, 2016
Forward contracts	Receivable for open forward currency contracts (assets)	$38,197

Brookfield Mortgage Opportunity Income Fund Inc. (Unaudited)

The following table sets forth the effect of derivative instruments of the Statement of Assets and Liabilities as of March 31, 2016.

Derivatives	Statement of Assets and Liabilities	Value as of March 31, 2016
Futures contracts	Payable for variation margin (liabilities)	$(25,828)
		$(25,828)

Pro Forma Combined Fund (Unaudited)

The following table sets forth the effect of derivative instruments of the Statement of Assets and Liabilities as of March 31, 2016.

Derivatives	Statement of Assets and Liabilities	Value as of March 31, 2016
Futures contracts	Payable for variation margin (liabilities)	$(25,828)
Forward contracts	Receivable for open forward currency contracts (assets_	$38,197
Total		$12,369

The following tables set forth the effect of derivative instruments on the Statements of Operations for the year ended March 31, 2016:

Target Funds

Brookfield High Income Fund Inc. (Unaudited)

The following table sets forth the effect of derivative instruments of the Statement of Operations for the fiscal year ended March 31, 2016.

Derivatives	Location of Gains (Losses) on Derivatives Recognized in Income	Net Realized Gain on Forward Currency Contracts	Net Change in Unrealized Depreciation on Forward Currency Contracts
Forward contracts	Forward currency contracts	$310,833	$(511,623)

Brookfield Mortgage Opportunity Income Fund Inc. (Unaudited)

The following table sets forth the effect of derivative instruments of the Statement of Operations for the fiscal year ended March 31, 2016.

Derivatives	Location of Gains (Losses) on Derivatives Recognized in Income	Net Realized Loss on Futures	Net Change in Unrealized Appreciation on Futures
Futures contracts	Futures transactions	$(2,426,785)	$530,702

Pro Forma Combined Fund (Unaudited)

The following table sets forth the effect of derivative instruments of the Statement of Operations for the fiscal year ended March 31, 2016.

Derivatives	Location of Gains (Losses) on Derivatives Recognized in Income	Net Realized Gain (Loss) on Futures Forward Currency Contracts	Net Change in Unrealized Appreciation (Depreciation) on Futures and Forward Currency Contracts
Futures contracts	Futures transactions	$(2,426,785)	$530,702
Forward contracts	Forward currency contracts	310,833	(511,623)
Total		$(2,115,952)	$19,079

Target Funds

Brookfield High Income Fund Inc. (Unaudited)

	Gross Amounts of	Gross Amounts Offset in the	Net Amounts Presented in	Gross Amounts not offset in the Statement of Assets and Liabilities
Description	Recognized Assets and Liabilities	Statement of Assets and Liabilities	the Statement of Assets and Liabilities	Financial Instruments	Collateral Pledged (Received)*	Net Amount
Forward contracts	$41,546	$(3,349)	$38,197	$—	$—	$38,197

Pro Forma Combined Fund (Unaudited)

	Gross Amounts of	Gross Amounts Offset in the	Net Amounts Presented in	Gross Amounts not offset in the Statement of Assets and Liabilities
Description	Recognized Assets and Liabilities	Statement of Assets and Liabilities	the Statement of Assets and Liabilities	Financial Instruments	Collateral Pledged (Received)*	Net Amount
Forward contracts	$41,546	$(3,349)	$38,197	$—	$—	$38,197

*                 Excess of collateral pledged to the individual counterparty may not be shown for financial purposes.

The Brookfield High Income Fund Inc. had a monthly average of 2 forward contracts open during the year ended March 31, 2016.

3.              Investment Advisory Agreements and Related Party Transactions

Each Fund has entered into a separate Investment Advisory Agreement (the “Advisory Agreements”) with the Adviser under which the Adviser is responsible for the management of each Fund’s portfolio and provides the necessary personnel, facilities, equipment and certain other services necessary to the operations of each Fund.  The Advisory Agreements provide, among other things, that the Adviser will bear all expenses of its employees and overhead incurred in connection with the performance of its duties under the Advisory Agreements, and will pay all salaries of the Funds’ directors and officers who are affiliated persons (as such term is defined in the 1940 Act) of the Adviser.

The Adviser has agreed to waive its fees and/or reimburse expenses for two years following the closing date of the Reorganizations so that the total annual operating expense ratio of the Pro Forma Combined Fund will not exceed 1.03% (excluding the costs of using leverage, brokerage commissions and other transactions, acquired fund fees and expenses, interest, taxes, and extraordinary expenses, such as litigation; and other expenses not incurred in the ordinary course of the Pro Forma Combined Fund’s business) in Years 1 and 2.  This agreement may not be discontinued prior to the expiration of the two-year period unless authorized by the Board or the Fund’s investment advisory agreement terminates.  This agreement is not expected to be continued after the expiration of the two-year period.

The Advisory Agreements provide that the Brookfield High Income Fund Inc., Brookfield Total Return Fund Inc. and Brookfield Mortgage Opportunity Income Fund Inc. shall pay the Adviser a monthly fee for its services at the annual rates stated below:

			Pro Forma Combined Fund
Fund	Annual Advisory Fee Rate		Annual Advisory Fee Rate****	Annual Expense Cap (Year 1)	Annual Expense Cap (Year 2)
Brookfield High Income Fund Inc.	0.65	%***	1.00%	1.03%	1.03%
Brookfield Total Return Fund Inc.	0.65	%**	1.00%	1.03%	1.03%
Brookfield Mortgage Opportunity Income Fund Inc.	1.00	%*	1.00%	1.03%	1.03%

Brookfield High Income Fund Inc., Brookfield Total Return Fund Inc. and Brookfield Mortgage Opportunity Fund Inc. have entered into separate Administration Agreements with the Adviser.  The Adviser entered into a sub-administration agreement with U.S. Bancorp Fund Services, LLC.  The Adviser and the Sub-administrator perform administrative services necessary for the operation of the Funds, including maintaining certain books and records of the Funds and preparing reports and other documents required by federal, state and other applicable laws and regulations, and providing the Funds with administrative office facilities.  For its services under the Administration

*                           Annual advisory fee calculated as a percent of the Fund’s average daily net assets, plus the amount of any borrowings for investment purposes.

**                    Annual advisory fee calculated as a percent of the Fund’s average weekly net assets.

***             Annual advisory fee calculated as a percent of the Fund’s average weekly total assets minus the sum of accrued liabilities (other than the aggregate indebtedness constituting financial leverage).

****      The Brookfield Real Assets Income Fund Inc. will have the same annual advisory fee rate as the Brookfield Mortgage Opportunity Fund Inc.

Agreements, the Adviser receives from each Fund, respectively, an annual fee equal to 0.15% of its average weekly total assets minus the sum of accrued liabilities (other than the aggregate indebtedness constituting financial leverage) for the Brookfield High Income Fund Inc., 0.15% of its average daily net assets, plus the amount of any borrowings for investment purposes, for the Brookfield Mortgage Opportunity Income Fund Inc., and 0.20% of its average weekly net assets for the Brookfield Total Return Fund Inc., payable monthly in arrears.  The Pro Forma Combined Fund’s annual rate will be 0.15% of its average daily net assets, plus the amount of any borrowings for investment purposes.

Certain officers and/or directors of the Funds are officers and/or employees of the Adviser.

4.              Borrowings

Credit facility: The Brookfield High Income Fund Inc. has established a line of credit with BNP Paribas for investment purposes subject to the limitations of the 1940 Act for borrowings by registered investment companies.  The Pro Forma Combined Fund also intends to enter into a line of credit with BNP Paribas.  The Brookfield High Income Fund Inc. pays interest in the amount of 0.80% plus the 3-month London Interbank Offered Rate on the amount outstanding and 0.80% on the line of credit that is unused.  For the fiscal year ended March 31, 2016, the average interest rate paid under the line of credit was 1.55% of the total line of credit amount available to the Brookfield High Income Fund Inc. and the Pro Forma Combined Fund.

Target Fund

Brookfield High Income Fund Inc. (Unaudited)

Total line of credit amount available	120,000,000
Line of credit outstanding at March 31, 2016	76,316,860
Line of credit amount unused during the fiscal year	43,683,140
Average balance outstanding during the fiscal year	86,039,538
Interest expense incurred on line of credit during the year	1,330,197

Pro Forma Combined Fund (Unaudited)

Total line of credit amount available	120,000,000
Line of credit outstanding at March 31, 2016	76,316,860
Line of credit amount unused during the fiscal year	43,683,140
Average balance outstanding during the fiscal year	86,039,538
Interest expense incurred on line of credit during the year	1,330,197

Reverse Repurchase Agreements: The Brookfield High Income Fund Inc., the Brookfield Total Return Fund Inc. and the Brookfield Mortgage Opportunity Income Fund Inc. may enter into reverse repurchase agreements.  In a reverse repurchase agreement, each Fund delivers a security in exchange for cash to a financial institution, the counterparty, with a simultaneous agreement to repurchase the same or substantially the same security at an agreed upon price and date.  Each Fund is entitled to receive principal and interest payments, if any, made on the security delivered to the counterparty during the term of the agreement.  Cash received in exchange for securities delivered plus accrued interest payments to be made by the Funds to counterparties are reflected as a liability on the Statements of Assets and Liabilities.  Interest payments made by each Fund to counterparties are recorded as a component of interest expense on the Statements of Operations.  The Funds will segregate assets determined to be liquid by the Adviser or will otherwise cover its obligations under reverse repurchase agreements.

Reverse repurchase agreements involve the risk that the market value of the securities retained in lieu of sale by each Fund may decline below the price of the securities the Funds have sold but is obligated to repurchase.  In the event the buyer of securities under a reverse repurchase agreement files for bankruptcy or becomes insolvent, such buyer or its trustee or receiver may receive an extension of time to determine whether to enforce the Fund’s obligation to repurchase the securities, and the Funds’ use of the proceeds of the reverse repurchase agreement may effectively be restricted pending such decision.  Also, each Fund would bear the risk of loss to the extent that the proceeds of the reverse repurchase agreement are less than the value of the securities subject to such agreements.

At March 31, 2016, each Fund had the following reverse repurchase agreements outstanding:

Target Fund

Brookfield Total Return Fund Inc. (Unaudited)

Counterparty	Borrowing Rate	Borrowing Date	Maturity Date	Amount Borrowed (1)	Payable For Reverse Repurchase Agreements
Goldman Sachs	0.70%	02/04/16	05/04/16	6,252,000	6,258,929
JPMorgan Chase	0.73%	03/03/16	04/01/16	4,451,000	4,453,617
JPMorgan Chase	1.28%	03/03/16	04/01/16	5,374,000	5,379,535

Counterparty	Borrowing Rate	Borrowing Date	Maturity Date	Amount Borrowed (1)	Payable For Reverse Repurchase Agreements
JPMorgan Chase	1.97%	02/17/16	05/17/16	6,462,518	6,478,064
RBC Capital Markets	1.31%	01/05/16	04/05/16	7,031,000	7,053,305
RBC Capital Markets	1.37%	02/19/16	05/19/16	8,286,000	8,299,238
RBC Capital Markets	1.38%	03/14/16	06/14/16	512,000	512,354
RBC Capital Markets	1.83%	03/03/16	06/03/16	3,011,000	3,015,443
RBC Capital Markets	1.84%	01/06/16	04/06/16	11,214,000	11,263,203
RBC Capital Markets	1.84%	03/09/16	05/23/16	661,000	661,776
RBC Capital Markets	1.87%	01/13/16	04/13/16	8,276,000	8,310,000
RBC Capital Markets	1.87%	02/19/16	05/19/16	7,962,000	7,979,365
RBC Capital Markets	1.87%	02/23/16	05/23/16	5,127,000	5,137,110
RBC Capital Markets	1.88%	03/14/16	06/14/16	5,933,000	5,938,584
RBC Capital Markets	1.89%	01/06/16	04/06/16	2,814,000	2,826,683
RBC Capital Markets	1.90%	01/19/16	04/19/16	7,506,000	7,534,860
RBC Capital Markets	1.98%	03/14/16	06/14/16	29,416,000	29,445,156
RBC Capital Markets	1.99%	03/10/16	06/10/16	1,215,000	1,216,474
RBC Capital Markets	2.02%	02/18/16	05/18/16	5,007,000	5,019,070
Wells Fargo	1.29%	03/04/16	04/04/16	7,243,00	7,250,240
Total				$133,753,518	$134,033,006

The following is a summary of the reverse repurchase agreements by the type of collateral and the remaining contractual maturity of the agreements:

	Overnight and Continuous	Up to 30 Days	30 to 90 Days	Greater Than 90 Days	Total
U.S. Government & Agency Obligations	$—	$4,451,000	$6,252,000	$—	$10,703,000
Residential Mortgage Related Holdings	—	7,243,000	5,007,000	—	12,250,000
Commercial Mortgage Related Holdings	—	34,707,000	59,787,518	—	94,494,518
Interest-Only Securities	—	477,000	—	—	477,000
Corporate Bonds	—	7,031,000	8,798,000	—	15,829,000
Total	$—	$53,909,000	$79,844,518	$—	$133,753,518

(1)         The average daily balance of reverse repurchase agreements outstanding for the Fund during the fiscal year ended March 31, 2016 was $132,930,075 at a weighted average interest rate of 1.45%.

Brookfield High Income Fund Inc.

As of March 31, 2016, the Brookfield High Income Fund Inc. did not have any reverse repurchase agreements outstanding.

Brookfield Mortgage Opportunity Income Fund Inc. (Unaudited)

Counterparty	Borrowing Rate	Borrowing Date	Maturity Date	Amount Borrowed (2)	Payable For Reverse Repurchase Agreements
RBC Capital Markets	1.31%	01/05/16	04/05/16	$5,612,000	$5,629,803
RBC Capital Markets	1.38%	02/25/16	05/19/16	6,550,000	6,559,033
RBC Capital Markets	1.38%	03/14/16	06/14/16	9,115,000	9,121,300
RBC Capital Markets	1.81%	01/06/16	04/06/16	8,287,000	8,322,866
RBC Capital Markets	1.84%	01/06/16	04/06/16	11,948,000	12,000,424
RBC Capital Markets	1.87%	02/19/16	05/19/16	8,458,000	8,476,447
RBC Capital Markets	1.89%	01/04/16	04/04/16	8,219,000	8,256,916
RBC Capital Markets	1.91%	01/06/16	04/06/16	8,553,000	8,592,060
RBC Capital Markets	1.92%	02/12/16	05/12/16	9,040,000	9,063,595
RBC Capital Markets	1.92%	03/23/16	06/23/16	9,585,000	9,589,612
RBC Capital Markets	1.95%	01/20/16	04/20/16	12,691,000	12,740,464
RBC Capital Markets	1.97%	01/20/16	04/20/16	3,951,000	3,966,597
RBC Capital Markets	2.02%	01/20/16	04/20/16	2,946,000	2,957,924

Counterparty	Borrowing Rate	Borrowing Date	Maturity Date	Amount Borrowed (2)	Payable For Reverse Repurchase Agreements
RBC Capital Markets	2.02%	03/23/16	06/23/16	2,317,000	2,318,173
RBC Capital Markets	2.03%	03/03/16	06/03/16	2,625,000	2,629,296
RBC Capital Markets	2.07%	02/19/16	05/19/16	5,033,000	5,045,151
RBC Capital Markets	2.08%	02/26/16	05/26/16	14,564,000	14,593,517
Total				$129,494,000	$129,863,178

	Overnight and Continuous	Up to 30 Days	30 to 90 Days	Greater Than 90 Days	Total
Residential Mortgage Related Holdings	$—	$19,588,000	$29,091,000	$—	$48,679,000
Commercial Mortgage Related Holdings	—	37,007,000	22,531,000	—	59,538,000
Corporate Bonds	—	5,612,000	15,665,000	—	21,277,000
Total	$—	$62,207,000	$67,287,000	$—	$129,494,000

Pro Forma Combined Fund (Unaudited)

Counterparty	Borrowing Rate	Borrowing Date	Maturity Date	Amount Borrowed (3)	Payable For Reverse Repurchase Agreements
Goldman Sachs	0.70%	02/04/16	05/04/16	6,252,000	6,258,929
JPMorgan Chase	0.73%	03/03/16	04/01/16	4,451,000	4,453,617
JPMorgan Chase	1.28%	03/03/16	04/01/16	5,374,000	5,379,535
JPMorgan Chase	1.97%	02/17/16	05/17/16	6,462,518	6,478,064

(2)         The average daily balance of reverse repurchase agreements outstanding for the Fund for the fiscal year ended March 31, 2016 was $148,972,412 at a weighted average interest rate of 1.68%.

Counterparty	Borrowing Rate	Borrowing Date	Maturity Date	Amount Borrowed (3)	Payable For Reverse Repurchase Agreements
RBC Capital Markets	1.31%	01/05/16	04/05/16	7,031,000	7,053,305
RBC Capital Markets	1.31%	01/05/16	04/05/16	5,612,000	5,629,803
RBC Capital Markets	1.37%	02/19/16	05/19/16	8,286,000	8,299,238
RBC Capital Markets	1.38%	02/25/16	05/19/16	6,550,000	6,559,033
RBC Capital Markets	1.38%	03/14/16	06/14/16	512,000	512,354
RBC Capital Markets	1.38%	03/14/16	06/14/16	9,115,000	9,121,300
RBC Capital Markets	1.81%	01/06/16	04/06/16	8,287,000	8,322,866
RBC Capital Markets	1.83%	03/03/16	06/03/16	3,011,000	3,015,443
RBC Capital Markets	1.84%	01/06/16	04/06/16	11,214,000	11,263,203
RBC Capital Markets	1.84%	01/06/16	04/06/16	11,948,000	12,000,424
RBC Capital Markets	1.84%	03/09/16	05/23/16	661,000	661,776
RBC Capital Markets	1.87%	02/23/16	05/23/16	5,127,000	5,137,110
RBC Capital Markets	1.87%	02/19/16	05/19/16	7,962,000	7,979,365
RBC Capital Markets	1.87%	02/19/16	05/19/16	8,458,000	8,476,447
RBC Capital Markets	1.87%	01/13/16	04/13/16	8,276,000	8,310,000
RBC Capital Markets	1.88%	03/14/16	06/14/16	5,933,000	5,938,584
RBC Capital Markets	1.89%	01/06/16	04/06/16	2,814,000	2,826,683
RBC Capital Markets	1.89%	01/04/16	04/04/16	8,219,000	8,256,916
RBC Capital Markets	1.90%	01/19/16	04/19/16	7,506,000	7,534,860
RBC Capital Markets	1.91%	01/06/16	04/06/16	8,553,000	8,592,060
RBC Capital Markets	1.92%	02/12/16	05/12/16	9,040,000	9,063,595
RBC Capital Markets	1.92%	03/23/16	06/23/16	9,585,000	9,589,612
RBC Capital Markets	1.95%	01/20/16	04/20/16	12,691,000	12,740,464
RBC Capital Markets	1.97%	01/20/16	04/20/16	3,951,000	3,966,597
RBC Capital Markets	1.98%	03/14/16	06/14/16	29,416,000	29,445,156
RBC Capital Markets	1.99%	03/10/16	06/10/16	1,215,000	1,216,474
RBC Capital Markets	2.02%	02/18/16	05/18/16	5,007,000	5,019,070
RBC Capital Markets	2.02%	01/20/16	04/20/16	2,946,000	2,957,924
RBC Capital Markets	2.02%	03/23/16	06/23/16	2,317,000	2,318,173
RBC Capital Markets	2.03%	03/03/16	06/03/16	2,625,000	2,629,296
RBC Capital Markets	2.07%	02/19/16	05/19/16	5,033,000	5,045,151
RBC Capital Markets	2.08%	02/26/16	05/26/16	14,564,000	14,593,517
Wells Fargo	1.29%	03/04/16	04/04/16	7,243,000	7,250,240
Total				$263,247,518	$263,896,184

Reverse repurchase transactions are entered into by the Funds under Master Repurchase Agreements (“MRA”) which permit the Funds, under certain circumstances, including an event of default of the Funds (such as bankruptcy or insolvency), to offset payables under the MRA with collateral held with the counterparty and create one single net payment from the Funds.  Upon a bankruptcy or insolvency of the MRA counterparty, the Funds are considered an unsecured creditor with respect to excess collateral and, as such, the return of excess collateral may be delayed.  In the event the buyer of securities (i.e. the MRA counterparty) under a MRA files for bankruptcy or becomes insolvent, the Funds’ use of the proceeds of the agreement may be restricted while the other party, or its trustee or receiver, determines whether or not to enforce the Funds obligation to repurchase the securities.

Below is the gross and net information about instruments and transactions eligible for offset in the Statements of Assets and Liabilities as well as instruments and transactions subject to an agreement similar to a master netting arrangement:

(3)         The average daily balance of reverse repurchase agreements outstanding for the Fund during the fiscal year ended March 31, 2016 was $281,902,487 at a weighted average interest rate of 1.57%.

Brookfield Total Return Fund Inc. (Unaudited)

	Gross Amounts of	Gross Amounts Offset in the	Net Amounts Presented in	Gross Amounts not offset in the Statement of Assets and Liabilities
Description	Recognized Assets and Liabilities	Statement of Assets and Liabilities	the Statement of Assets and Liabilities	Financial Instruments	Collateral Pledged (Received)*	Net Amount
Reverse Repurchase Agreements	$133,753,518	$—	$133,753,518	$(133,753,518)	$—	$—

Brookfield Mortgage Opportunity Income Fund Inc. (Unaudited)

	Gross Amounts of	Gross Amounts Offset in the	Net Amounts Presented in	Gross Amounts not offset in the Statement of Assets and Liabilities
Description	Recognized Assets and Liabilities	Statement of Assets and Liabilities	the Statement of Assets and Liabilities	Financial Instruments	Collateral Pledged (Received)*	Net Amount
Reverse Repurchase Agreements	$129,494,000	$—	$129,494,000	$(129,494,000)	$—	$—

Pro Forma Combined Fund (Unaudited)

	Gross Amounts of	Gross Amounts Offset in the	Net Amounts Presented in	Gross Amounts not offset in the Statement of Assets and Liabilities
Description	Recognized Assets and Liabilities	Statement of Assets and Liabilities	the Statement of Assets and Liabilities	Financial Instruments	Collateral Pledged (Received)*	Net Amount
Reverse Repurchase Agreements	$263,247,518	$—	$263,247,518	$(263,247,518)	$—	$—

5.              Capital Stock

The combined pro forma net asset values per share assume that the issuance of Acquiring Fund shares to the Target Funds stockholders would have occurred at March 31, 2016 in connection with the proposed reorganization.  The number of shares assumed to be received is equal to the net asset value of shares of Brookfield High Income Fund Inc., Brookfield Total Return Fund Inc. and Brookfield Mortgage Opportunity Income Fund as of March 31, 2016.  The pro forma number of shares outstanding, by class, for the Combined Fund consists of the following:

Shares of Acquiring Fund Pre-Combination	Additional Shares Assumed Issued in Reorganization	Total Outstanding Shares of Acquiring Fund Post- Combination
—	35,971,303	35,971,303

*                 Excess of collateral pledged to the individual counterparty may not be shown for financial purposes.

6.              Federal Income Tax Information

Each Fund has met the requirements of the Internal Revenue Code of 1986, as amended, applicable to regulated investment companies and to distribute substantially all of its taxable income to its stockholders.  After the reorganization, the Acquiring Fund intends to continue to qualify as a regulated investment company, if such qualification is in the best interests of its stockholders, by complying with the provisions available to certain investment companies, as defined in applicable sections of the Internal Revenue Code, and to make distributions of taxable income sufficient to relieve it from all, or substantially all, federal income taxes.  Therefore, no federal income or excise tax provision is required.  The Acquiring Fund may incur an excise tax to the extent it has not distributed all of its taxable income on a calendar year basis.

The identified cost of investments for the Funds is substantially the same for both financial accounting and federal income tax purposes.  The tax cost of investments will remain unchanged for the combined entity.

GAAP provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements.  An evaluation of tax positions taken in the course of preparing the Funds’ tax returns to determine whether the tax positions are “more likely than not” of being sustained by the taxing authority is required.  Tax benefits of positions not deemed to meet the more-likely-than-not threshold would be booked as a tax expense in the current year and recognized as: a liability for unrecognized tax benefits; a reduction of an income tax refund receivable; a reduction of a deferred tax asset; an increase in a deferred tax liability; or a combination thereof.  As of March 31, 2016, the Funds have determined that there are no uncertain tax positions or tax liabilities required to be accrued.

The Funds have reviewed all taxable years that are open for examination (i.e., not barred by the applicable statute of limitations) by taxing authorities of all major jurisdictions, including the Internal Revenue Service.  As of March 31, 2016, open taxable years consisted of the taxable years ended June 30, 2013 through September 30, 2015(3) for the Brookfield High Income Fund Inc., November 30, 2013 and September 30, 2014(4) through September 30, 2015 for the Brookfield Total Return Fund Inc. and taxable period March 26, 2013 (commencement of operations) through June 30, 2013 and the taxable years ended June 30, 2014 through June 30, 2015 for the Brookfield Mortgage Opportunity Income Fund Inc.  No examination of any of the Funds is currently in progress.

As of March 31, 2016, the Funds’ capital loss carryforwards were as follows:

Fund	Expiring in 2016	Expiring in 2017	Expiring in 2018	Expiring in 2019	Infinite (Short- Term)	Infinite (Long- Term)
Brookfield High Income Fund Inc.	$3,569,974	$22,344,026	$—	$—	$936,031	$3,273,543
Brookfield Total Return Fund Inc.	7,710,904	38,404,880	18,161,948	12,712,591	1,791,207	394,189
Brookfield Mortgage Opportunity Income Fund Inc	—	—	—	—	2,085,839	—

7.              Pro Forma Operating Expenses

The pro forma condensed combined statements of operations for the fiscal year ended March 31, 2016 as adjusted, giving effect to the Reorganizations reflects the changes in expense of the Acquiring Fund as if the Reorganizations were consummated on March 31, 2016.  Although it is anticipated that there will be an elimination of certain duplicative expenses because of the Reorganizations, the actual amount of such expenses cannot be determined because it is not possible to predict the cost of future operations.

(3)         HHY changed its fiscal year end from June 30 to September 30 in 2014.

(4)         HTR changed its fiscal year end from November 30 to September 30 in 2014.

8.              Pending Litigation

In connection with the proposed Reorganizations of BOI, HTR and HHY into RA, all potential liabilities and/or recoveries associated with the Opt-Out Actions (defined below) are to be assumed by RA, including any potential claims by the Closed-End Funds(5) for indemnification and/or contribution or any similar claims against any released defendant parties related to any Opt-Out Actions related to the Class Action (defined below).  Prior to the reorganizations, BOI and HTR had no pending litigation.

On August 5, 2013, the federal court in the Western District of Tennessee entered an order approving a settlement of a securities class action proceeding captioned In re Morgan Keegan Closed-End Fund Litigation (the “Class Action”) against the Closed-End Funds and other defendants.  Subsequent to the Class Action settlement, five separate purported Opt-Out Actions were filed against the Closed-End Funds in the Western District of Tennessee on behalf of a number of investors (the “Opt-Out Actions”).

One action, the Warwick Action, has been entirely dismissed by the Court.  In another, the Small Action, the Court dismissed all claims against the Closed-End Funds except for a Section 11 claim against RMK Multi-Sector High Income Fund, Inc. (“RHY”, i.e., Helios Multi-Sector High Income Fund, Inc.) which Plaintiff alleged resulted in damages in excess of $342,000.  The parties to the Small Action subsequently settled the case at a Court-ordered mediation.

In another case, the Starnes Action, the Court initially dismissed all claims brought by three of the five plaintiffs.  For the remaining two plaintiffs in the Starnes Action, and for all three plaintiffs in a separate case, the Stein Action, the Court initially dismissed the Section 12(a)(2) claim against RHY, but declined to dismiss a Section 10b-5 claim against all the Closed-End Funds, and a Section 11 claim against RHY.  The Closed-End Funds and non-fund defendants thereafter filed motions to reconsider the Court’s rulings in the Starnes Action and Stein Action, which the Court granted, dismissing both cases in their entirety.  Plaintiffs appealed the dismissals of the Starnes Action and Stein Action to the Sixth Circuit Court of Appeals (the “Sixth Circuit”), and the cases were consolidated for briefing.  The Sixth Circuit heard oral argument on the appeal on April 19, 2016 and affirmed the dismissals of the Starnes Action and Stein Action in a May 19, 2016 opinion.

In the Adkins Action, brought on behalf of approximately one-hundred plaintiffs, the Court granted defendants’ motion to dismiss in its entirety.  Plaintiffs filed a motion to reconsider the Court’s ruling.  On March 9, 2016, the Court granted plaintiffs’ motion to reconsider and vacated its prior order dismissing the case.  On April 21, 2016, defendants filed a motion to reconsider the Court’s March 9, 2016 ruling.  A decision on that motion remains pending.

The Adkins Action seeks, among other forms of relief, compensatory damages not quantified against all defendants, jointly and severally, in an amount to be proven at trial.

No estimate of the effect, if any, of these pending lawsuits on the Combined Fund can be made at this time.

9.              Subsequent Events

Management has evaluated the impact of all subsequent events on the Funds through the date the pro forma condensed combined financial statements were issued and has determined that there were no subsequent events requiring adjustments or additional disclosure in the pro forma condensed combined financial statements.

(5)  In 2014, each of Helios Advantage Income Fund, Inc., Helios High Income Fund, Inc., Helios Multi-Sector High Income Fund, Inc. and Helios Strategic Income Fund, Inc. (together with their predecessors, the “Closed-End Funds”) were reorganized into HHY.

APPENDIX B

BROOKFIELD INVESTMENT MANAGEMENT INC.

PORTFOLIO PROXY VOTING POLICIES AND PROCEDURES

May 2012

The Portfolio Proxy Voting Policies and Procedures (the “Policies and Procedures”) set forth the proxy voting policies, procedures and guidelines to be followed by Brookfield Investment Management Inc. and its subsidiaries and affiliates (collectively, “BIM”) in voting portfolio proxies relating to securities that are held in the portfolios of the investment companies or other clients (“Clients”) for which BIM has been delegated such proxy voting authority.

Proxy Voting Committee

BIM’s internal proxy voting committee (the “Committee”) is responsible for overseeing the proxy voting process and ensuring that BIM meets its regulatory and corporate governance obligations in voting of portfolio proxies.

The Committee shall oversee the proxy voting agent’s compliance with these Policies and Procedures, including any deviations by the proxy voting agent from the proxy voting guidelines (“Guidelines”).

Administration and Voting of Portfolio Proxies

Fiduciary Duty and Objective

As an investment adviser that has been granted the authority to vote on portfolio proxies, BIM owes a fiduciary duty to its Clients to monitor corporate events and to vote portfolio proxies consistent with the best interests of its Clients.  In this regard, BIM seeks to ensure that all votes are free from unwarranted and inappropriate influences.  Accordingly, BIM generally votes portfolio proxies in a uniform manner for its Clients and in accordance with these Policies and Procedures and the Guidelines.

In meeting its fiduciary duty, BIM generally view proxy voting as a way to enhance the value of the company’s stock held by the Clients.  Similarly, when voting on matters for which the Guidelines dictate a vote be decided on a case-by-case basis, BIM’s primary consideration is the economic interests its Clients.

Proxy Voting Agent

BIM may retain an independent third party proxy voting agent to assist BIM in its proxy voting responsibilities in accordance with these Policies and Procedures and in particular, with the Guidelines.  As discussed above, the Committee is responsible for monitoring the proxy voting agent.

In general, BIM may consider the proxy voting agent’s research and analysis as part of BIM’s own review of a proxy proposal in which the Guidelines recommend that the vote be considered on a case-by-case basis.  BIM bears ultimate responsibility for how portfolio proxies are voted.  Unless instructed otherwise by BIM, the proxy voting agent, when retained, will vote each portfolio proxy in accordance with the Guidelines.  The proxy voting agent also will assist BIM in maintaining records of BIM’s portfolio proxy votes, including the appropriate records necessary for registered investment companies to meet their regulatory obligations regarding the annual filing of proxy voting records on Form N-PX with the Securities and Exchange Commission (“SEC”).

Material Conflicts of Interest

BIM votes portfolio proxies without regard to any other business relationship between BIM and the company to which the portfolio proxy relates.  To this end, BIM must identify material conflicts of interest that may arise between a Client and BIM, such as the following relationships:

•                            BIM provides significant investment advisory or other services to a portfolio company or its affiliates (the “Company”) whose management is soliciting proxies or BIM is seeking to provide such services;

•                            BIM serves as an investment adviser to the pension or other investment account of the Company or BIM is seeking to serve in that capacity; or

•                            BIM and the Company have a lending or other financial-related relationship.

•                            In each of these situations, voting against the Company management’s recommendation may cause BIM a loss of revenue or other benefit.

BIM generally seeks to avoid such material conflicts of interest by maintaining separate investment decision-making and proxy voting decision-making processes.  To further minimize possible conflicts of interest, BIM and the Committee employ the following procedures, as long as BIM determines that the course of action is consistent with the best interests of the Clients:

•                              If the proposal that gives rise to a material conflict is specifically addressed in the Guidelines, BIM will vote the portfolio proxy in accordance with the Guidelines, provided that the Guidelines do not provide discretion to BIM on how to vote on the matter (i.e., case-by-case); or

•                            If the previous procedure does not provide an appropriate voting recommendation, BIM may retain an independent fiduciary for advice on how to vote the proposal or the Committee may direct BIM to abstain from voting because voting on the particular proposal is impracticable and/or is outweighed by the cost of voting.

Certain Foreign Securities

Portfolio proxies relating to foreign securities held by Clients are subject to these Policies and Procedures.  In certain foreign jurisdictions, however, the voting of portfolio proxies can result in additional restrictions that have an economic impact to the security, such as “share -blocking.” If BIM votes on the portfolio proxy, share-blocking may prevent BIM from selling the shares of the foreign security for a period of time.  In determining whether to vote portfolio proxies subject to such restrictions, BIM, in consultation with the Committee, considers whether the vote, either in itself or together with the votes of other shareholders, is expected to affect the value of the security that outweighs the cost of voting.  If BIM votes on a portfolio proxy and during the “share -blocking period,” BIM would like to sell the affected foreign security, BIM, in consultation with the Committee, will attempt to recall the shares (as allowable within the market time -frame and practices).

Fund Board Reporting and Recordkeeping

BIM will prepare periodic reports for submission to the Boards of Directors of its affiliated funds (the “Funds”) describing:

•                              any issues arising under these Policies and Procedures since the last report to the Funds’ Boards of Directors/Trustees and the resolution of such issues, including but not limited to, information about conflicts of interest not addressed in the Policies and Procedures; and

•                            any proxy votes taken by BIM on behalf of the Funds since the last report to such Funds’ Boards of Directors/Trustees that deviated from these Policies and Procedures, with reasons for any such deviations.

In addition, no less frequently than annually, BIM will provide the Boards of Directors/Trustees of the Funds with a written report of any recommended changes based upon

BIM’s experience under these Policies and Procedures, evolving industry practices and developments in the applicable laws or regulations.

BIM will maintain all records that are required under, and in accordance with, all applicable regulations, including the Investment Company Act of 1940, as amended, and the Investment Advisers Act of 1940, which include, but not limited to:

•                            these Policies and Procedures, as amended from time to time;

•                            records of votes cast with respect to portfolio proxies, reflecting the information required to be included in Form N-PX, as applicable;

•                            records of written client requests for proxy voting information and any written responses of BIM to such requests; and

•                            any written materials prepared by BIM that were material to making a decision in how to vote, or that memorialized the basis for the decision.

Amendments to these Procedures

The Committee shall periodically review and update these Policies and Procedures as necessary.  Any amendments to these Procedures and Policies (including the Guidelines) shall be provided to the Board of Directors of BIM and to the Boards of Directors of the Funds for review and approval.

Proxy Voting Guidelines

Guidelines are available upon request.

SCHRODER INVESTMENT MANAGEMENT NORTH AMERICA INC. POLICY RELATING
TO IDENTIFYING AND ACTING UPON CONFLICTS OF INTEREST IN CONNECTION WITH
ITS PROXY VOTING OBLIGATIONS

This document sets forth Schroder Investment Management North America Inc.’s (“SIMNA’s”) policy with respect to proxy voting and its procedures to comply with Rule 206(4)-6 under the Investment Advisers Act of 1940 and Rule 30b1-4 under the Investment Company Act of 1940. Specifically, Rule 206(4)-6 requires that SIMNA:

•                  Adopt and implement written policies and procedures reasonably designed to ensure that proxies are voted in the best interest of clients and

•                  Disclose its proxy voting policies and procedures to clients and inform them how they may obtain information about how SIMNA voted proxies.

Rule 30b1-4 requires that the U.S. Mutual Funds for which SIMNA serves as an investment adviser (the “Funds”):

•                  Disclose their proxy voting policies and procedures in their registration statements; and

•                  Annually, file with the SEC and make available to shareholders their actual proxy voting.

(a) Proxy Voting General Principles

SIMNA will evaluate and usually vote for or against all proxy requests relating to securities held in any account managed by SIMNA (unless this responsibility has been retained by the client).

Proxies will be treated and evaluated with the same attention and investment skill as the trading of securities in the accounts.

Proxies will be voted in a manner that is deemed most likely to protect and enhance the longer term value of the security as an asset to the account.

Corporate Governance Committee

The Corporate Governance Committee for the Schroders Group consists of investment professionals and other officers and coordinates with SIMNA to ensure compliance with this proxy voting policy. The Committee meets on a periodic basis to review proxies voted, policy guidelines and to examine any issues raised, including a review of any votes cast in connection with controversial issues.

The procedure for evaluating proxy requests is as follows:

The Schroders’ Group Corporate Governance Team (the “Team”) provides an initial evaluation of the proxy request, seeks advice where necessary, especially from the U.S. small cap and mid cap product heads, and consults with portfolio managers who have invested in the company should a controversial issue arise.

When coordinating proxy-voting decisions, the Team generally adheres to the Group Environmental, Social & Governance Policy (the “Policy”), as revised from time to time. The Policy, which has been approved by the Corporate Governance Committee, sets forth Schroder Group positions on recurring issues and criteria for addressing non-recurring issues. The Policy is a part of these procedures and is incorporated herein by reference. The Corporate Governance Committee exercises oversight to assure that proxies are voted in accordance with the Policy and that any votes inconsistent with the Policy or against management are appropriately documented.

The Team uses Institutional Shareholder Services, Inc. (“ISS”) to assist in voting proxies. ISS provides proxy research, voting and vote-reporting services. ISS’s primary function is to apprise the Team of shareholder meeting dates of all securities holdings, translate proxy materials received from companies, provide associated research and provide considerations and recommendations for voting on particular proxy proposals. Although SIMNA may consider ISS’s and others’ recommendations on proxy issues, SIMNA bears ultimate responsibility for proxy voting decisions.

SIMNA may also consider the recommendations and research of other providers, including the National Association of Pension Funds’ Voting Issues Service.

Conflicts

From time to time, proxy voting proposals may raise conflicts between the interests of SIMNA’s clients and the interests of SIMNA and/or its employees. SIMNA has adopted this policy and procedures to ensure that decisions to vote the proxies are based on the clients’ best interests.

For example, conflicts of interest may arise when:

•                  Proxy votes regarding non-routine matters are solicited by an issuer that, directly or indirectly, has a client relationship with SIMNA;

•                  A proponent of a proxy proposal has a client relationship with SIMNA;

•                  A proponent of a proxy proposal has a business relationship with SIMNA;

•                  SIMNA has business relationships with participants in proxy contests, corporate directors or director candidates;

SIMNA is responsible for identifying proxy voting proposals that may present a material conflict of interest. If SIMNA receives a proxy relating to an issuer that raises a conflict of interest, the Team shall determine whether the conflict is “material” to any specific proposal included within the proxy. SIMNA (or the Team on behalf of SIMNA) will determine whether a proposal is material as follows:

•                  Routine Proxy Proposals: Proxy proposals that are “routine” shall be presumed not to involve a material conflict of interest unless SIMNA has actual knowledge that a routine proposal should be treated as material. For this purpose, “routine” proposals would typically include matters such as uncontested election of directors, meeting formalities, and approval of an annual report/financial statements.

•                  Non-Routine Proxy Proposals: Proxy proposals that are “non-routine” will be presumed to involve a material conflict of interest, unless SIMNA determines that neither SIMNA nor its personnel have a conflict of interest or the conflict is unrelated to the proposal in question. For this purpose, “non-routine” proposals would typically include any contested matter, including a contested election of directors, a merger or sale of substantial assets, a change in the articles of incorporation that materially affects the rights of shareholders, and compensation matters for management (e.g., stock, option plans, retirement plans, profit-sharing or other special remuneration plans). If SIMNA determines that there is, or may be perceived to be, a conflict of interest when voting a proxy, SIMNA will address matters involving such conflicts of interest as follows:

A. If a proposal is addressed by the Policy, SIMNA will vote in accordance with such Policy;

B. If SIMNA believes it is in the best interests of clients to depart from the Policy, SIMNA will be subject to the requirements of C or D below, as applicable;

C. If the proxy proposal is (1) not addressed by the Policy or (2) requires a case-by-case determination, SIMNA may vote such proxy as it determines to be in the best interest of clients, without taking any action described in D below, provided that such vote would be against SIMNA’s own interest in the matter (i.e., against the perceived or actual conflict). The rationale of such vote will be memorialized in writing; and

D. If the proxy proposal is (1) not addressed by the Policy or (2) requires a case-by-case determination, and SIMNA believes it should vote in a way that may also benefit, or be perceived to benefit, its own interest, then SIMNA must take one of the following actions in voting such proxy: (a) vote in accordance with ISS’ recommendation; (b) in exceptional cases, inform the client(s) of the conflict of interest and obtain consent to vote the proxy as recommended by SIMNA; or (c) obtain approval of the decision from the Chief Compliance Officer and the Chief

Investment Officer (the rationale of such vote will be memorialized in writing). Where the director of a company is also a director of Schroders plc, SIMNA will vote in accordance with ISS’ recommendation.

Record of Proxy Voting

SIMNA will maintain, or have available, written or electronic copies of each proxy statement received and of each executed proxy.

SIMNA will also maintain records relating to each proxy, including (i) the voting decision with regard to each proxy; and (ii) any documents created by SIMNA, the Team and/or the Proxy Committee, or others, that were material to making the voting decision; (iii) any decisions of the Chief Compliance Officer and the Chief Investment Officer.

SIMNA will maintain a record of each written request from a client for proxy voting information and its written response to any request (oral or written) from any client for proxy voting information.

Such records will be maintained for at least six years and may be retained electronically.

Additional Reports and Disclosures for the Funds

The Funds must disclose their policies and procedures for voting proxies in their Statement of Additional Information. In addition to the records required to be maintained by SIMNA, the following information will be made available to the Funds or their agent to enable the Funds to file Form N-PX under Rule 30b1- 4:

For each matter on which a fund is entitled to vote:

•                  Name of the issuer of the security;

•                  Exchange ticker symbol;

•                  CUSIP number, if available;

•                  Shareholder meeting date;

•                  Brief summary of the matter voted upon;

•                  Source of the proposal, i.e., issuer or shareholder;

•                  Whether the fund voted on the matter;

•                  How the fund voted; and

•                  Whether the fund voted with or against management.

Further, the Funds are required to make available to shareholders the Funds’ actual proxy voting record. If requested, the most recently filed Form N-PX must be sent within three (3) days of receipt of the request.

September 2014

March 2014

Schroders

Environmental, Social &

Governance Policy

This document is intended to be for information purposes only and it is not intended as promotional material in any respect.

Table of Contents

Schroders’ ESG Philosophy	B-9
Our ESG Process	B-10
Investment	B-10
Stewardship	B-10
Analysis	B-10
Integration	B-11
Engagement	B-11
Voting: Coverage	B-11
Voting: Operational	B-11
Voting: Conflicts of Interest	B-12
Screening	B-12
Client Choice	B-12
Disclosure	B-12
Stock Lending	B-12
Voting Policy: Our Core Principles	B-13
Strategy, Performance, Transparency and Integrity	B-13
Boards and Management	B-14
Capital	B-16
Executive Remuneration	B-17
Other Issues	B-18

Schroders Investment and Corporate Governance: Schroders’ Policy

Schroders’ ESG Philosophy

Schroders is an investment manager managing investments for clients in a variety of asset classes and for a variety of objectives but all with a common theme of producing returns for clients. This document illustrates how Schroders exercises the rights and responsibilities attaching to equity securities in which the funds of clients are invested. This paper may be part of a wider policy accommodating additional statements, where necessary, for regulatory purposes or for the benefit of clients in different locations.

Schroders believes that well managed companies will deliver sustainable competitive advantage and long term shareholder value, and therefore an analysis and consideration of a company’s financial performance, the quality of its management structures, the suitability of internal controls and the ability of the board to manage operational performance, environmental and social risks and opportunities will affect our stock valuation and selection strategies. It is in the interests of our clients that we will expect boards and executives to consider and review the strategy, operating performance, quality of leadership and the internal controls of the companies they direct, in order to produce the returns required by our clients.

On behalf of our clients Schroders has share ownership rights and exercising these rights, through company engagement and proxy voting, is an integral part of our role in managing, protecting and enhancing the value of our clients’ investments. In exercising these responsibilities we combine the perspectives of our portfolio managers and company, environmental, social and governance (ESG) analysts to form a rounded view of each company and the issues it faces. It follows that we will concentrate on each company’s ability to create sustainable value and may question or challenge companies about ESG issues that we perceive may affect their future value.

March 2014

Our ESG Process

Investment

Schroders overriding objective for integrating an ESG approach into the equity investment process is to, wherever possible, enhance returns and protect value for our clients. The sale of shares of a successful company by Schroders is not necessarily a reflection of our view of the quality of the management of a company but may be because of our belief that other companies will offer greater share price growth relative to their current valuation. The purchase and sale of shares will also be affected by the flow of funds under our control and asset allocation decisions.

Stewardship

Share interests carry ownership rights and exercising those rights is an integral part of our investment process. The overriding principles are that our objectives for the exercise of shareholder rights and responsibilities are to enhance returns for clients and to work in the best interests of our clients.

We believe this is best achieved by considering and seeking to enhance the long term value of equity holdings. In determining long term value, we must consider the risk attached to investments compared with an opportunity to sell a holding, particularly in the event of a takeover.

Companies should act in the best interests of their owners, the shareholders. Companies must have due regard for other stakeholders — no company can function, for example, without a good workforce, without providing quality services or goods to customers, without treating suppliers with respect and without maintaining credibility with lenders. However, it is the interests of the owners of the business which should be paramount.

We accept that no one model of ESG can apply to all companies and we will consider the circumstances of each company. It is in the best interests of clients for us to be pragmatic in the way we exercise ownership rights.

Analysis

Schroders believes that an analysis and evaluation of ESG issues and their impact on investments is a fundamental part of the stock valuation and selection process. Typically ESG analysis will source information from a mosaic of sources, including (but not limited to) the company itself, specialist research providers, brokers and academics. We will utilise internationally recognised benchmarks, codes and standards(1) as guidelines for corporate best practice within our ESG company analysis, but we are pragmatic in our recognition that no “one” model of ESG management can apply to a company, and that each company has to be considered in respect of the industry and markets in which it operates.

Typically good corporate ESG practice should ensure that:

• there is an empowered and effective board

• there are appropriate checks and balances in company management systems

• there are effective systems for internal control and risk management covering ESG and other significant issues

• there is suitable transparency and accountability

• management remuneration is aligned with long term shareholder value

(1) These include, but are not limited to, the Institutional Shareholders Committee, the Global Reporting Initiative, the Association of British Insurers, the United Nations Global Compact and the UK Stewardship Code.

Integration

Wherever relevant the analysis of a company’s ESG performance is part of our investment process. Such analysis enhances our understanding of a company and its ability to deliver sustainable long term shareholder value. We accept that it is not always possible to apportion investment value to ESG issues but that ESG performance can provide a proxy for the quality of management and as such can be integrated into stock valuation. On occasion some ESG issues may have direct financial relevance (e.g. carbon emissions, water scarcity) and in these instances we will endeavour to integrate these considerations into our valuation process. We recognise that there is no set way for integrating ESG into the investment process, and as such different teams have developed varying approaches, and that these approaches may evolve over time.

Engagement

Engagement with companies is part of our fundamental approach to the investment process as an active investor(2). It has the advantage of enhancing communication and understanding between companies and investors. When engaging with companies our purpose is to either seek additional understanding or, where necessary, to seek change that will protect and enhance the value of investments for which we are responsible. We concentrate on each company’s ability to create sustainable value and will question or challenge companies about issues, including those relating to ESG, that we perceive might affect the future value of those companies.

Voting: Coverage

We recognise our responsibility to make considered use of voting rights. We therefore evaluate voting issues on our investments and, where we have the authority to do so, vote on them in line with our fiduciary responsibilities in what we deem to be the interests of our clients. We normally hope to support company management, however, we will withhold support or oppose management if we believe that it is in the best interests of our clients to do so.

When voting, where there is insufficient information with which to make a voting decision or where market practices make it onerous or expensive to vote compared with the benefits of doing so (for example, share blocking(3)), we will not generally vote.

Voting: Operational

In order to act in the best interests of clients and in order to maintain the necessary flexibility to meet client needs, local offices of Schroders may determine a voting policy regarding the securities for which they are responsible, subject to agreement with clients as appropriate, and/or addressing local market issues.

All voting is overseen by investment professionals and is undertaken to enhance returns for clients.

We use a third party service to process all proxy voting instructions electronically. For certain investments (particularly those determined by quantitative processes) where holdings will generally be a small proportion of a company’s voting share capital, we will use a third party to determine and implement a vote on the grounds that the voting service will be more familiar with governance of those companies and the voting policy is not inconsistent with our own. At companies where we have a material holding, we will continue to vote according to our own policy.

(2) The extent to which we engage for particular funds as part of stock selection will vary; for quant funds, for example, meeting company managements will play no part in the selection process.

(3) Share blocking is a practice whereby restrictions are placed on the trading of shares which are to be voted

Voting: Conflicts of Interest

Occasions may arise where a conflict or perceived conflict of interest exists. In such situations, we will follow the voting recommendations of a third party (which will be the supplier of our proxy voting processing and research service).

If Schroders believes it should override the recommendations of the third party and vote in a way that may also benefit, or be perceived to benefit, its own interest, then Schroders will obtain the approval of the decision from the Schroders’ Head of Equities with the rationale of such vote being recorded in writing. If the third-party recommendation is unavailable, we will not vote.

Where the director of a company is also a director of Schroders plc, we will vote in accordance with the recommendations of the third party or, if a recommendation from the third party is unavailable, will not vote.

Screening

In addition to our ESG approach Schroders also provides a screening service for clients, as and when required. These may be for a themed fund or for a segregated mandate to reflect a client’s values within their investment approach.

Client Choice

ESG should be part of the investment management process in order to ensure that the governance policy is operated to enhance the value of funds under management. Accordingly, we believe it is appropriate for clients to give voting discretion to Schroders. However, clients may elect to retain all or some discretion in relation to voting, engagement and/or corporate governance issues. In these cases, we suggest such clients use an external voting service to vote their interests.

Disclosure

We produce quarterly and annual reports on our ESG activities, as well as hosting a Responsible Investment page on our internet site. We believe that our policy and processes comply with, and support the implementation of, the Principles for Responsible Investment and the UK Stewardship Code. Reports on our use of voting rights and engagement with companies are available to clients.

Stock Lending

Lenders of stock do not generally have voting rights on lent stock. There may be occasions, however, where it is necessary to recall stock in order to vote it. We believe it would be appropriate to recall lent stock when a) the benefits for clients of voting outweigh the benefits of stock lending; b) the subject of the vote is material to the value of the company; and c) there is a realistic chance that voting the shares under our control would affect the outcome of the vote.

Voting Policy: Our Core Principles

The following pages set out the issues we consider when determining how to vote. All are subject to the overriding principles that we will vote and act to enhance returns for clients and act in the best interests of clients. We will vote against any proposal or action by a company which would materially reduce shareholder rights or damage shareholder interests.

Strategy, Performance, Transparency and Integrity

Strategic Focus

Companies must produce adequate returns for shareholders.

If a company is not making or will not make returns above the cost of capital, it should improve performance or consider returning underperforming capital to shareholders in a tax-efficient manner.

Shareholders’ Interests

We will oppose any proposal or action which materially reduce or damage shareholders’ rights.

Major corporate changes or transactions that materially dilute the equity or erode the economic interests or ownership rights of existing shareholders should not be made without the approval of shareholders.

With the exception of those that could reasonably be deemed insignificant, any transactions with related parties should not be made without prior independent shareholder approval.

Shareholders should be given sufficient information about any voting proposal to allow them to make an informed judgement when exercising their voting rights.

Companies should provide secure methods of ownership of shares. Further, there should be no unreasonable restrictions on the transfer of shares.

Reporting to Shareholders

The annual report and accounts of companies should be properly prepared, in accordance with relevant accounting standards.

Companies must communicate clearly with shareholders. This obligation extends to producing quality accounts and communicating timely and relevant information. Transparency, prudence and integrity in the accounts of companies are factors which are highly valued by investors.

Auditors

Audits provide a valuable protection to shareholders and should ensure the integrity of accounts.

In order to provide objectivity and a robust assessment of the accounts, the auditors should be independent. Where independence is compromised or perceived as being compromised due to a conflict of interest, a firm’s suitability as auditor will be called into question. Independence may be compromised, for example, where the level of non-audit work is excessive or inappropriate or where the auditors or relevant individuals have a connection with the company.

Internal Controls

The level of risk a company faces and the way a company manages those risks can have a significant effect on a company’s value and may determine whether the company can survive. We understand and recognise that risks must be taken. However, risks must be recognised and managed. Linked to this, internal controls should be in place to ensure a company’s managers and board are aware of the state of the business.

Boards and Management

Status and Role

The boards (the term ‘boards’ as used in this document includes the governing bodies of corporations, however described (for example, ‘supervisory boards’)) of the companies in which our clients’ monies are invested should consider and review, amongst other things, the strategic direction, the quality of leadership and management, the internal controls and the operating performance of those companies.

Board members must be competent and have relevant expertise.

The board of directors, or supervisory board, (as an entity and each of its members as individuals) should be accountable to shareholders.

The discharge or indemnification of a board or management will not normally be supported where we are aware of outstanding issues or have concerns regarding that board or company.

Every member of the board should stand for re-election by shareholders no less than every three years.

Companies should disclose sufficient biographical information about directors to enable investors to make a reasonable assessment of the value they add to the company.

Board Structure

Boards should consider the diversity and balance of the board:

• The board should recognise the benefits of diversity
• The board should be balanced, such that no group dominates the board or supervisory body.
• There should be a material number of genuinely independent non-executives on the board or supervisory body.

Independent non-executives can give shareholders a degree of protection and assurance by ensuring that no individual or non-independent grouping has unfettered powers or dominant authority. However, the issue of independence is not, of itself, a measure of an individual’s value or ability to contribute as a board member.

Performance and Succession Planning

It is emphasised that the success of a company will be determined by the quality and success of its people. Appointing the right people to lead a company is an essential part of this process. The process for selecting and retaining board members should therefore be robust and rigorous and ensure that the make up of the board remains appropriate and dynamic, with a particular emphasis on individuals with business success.

It is important that companies which fail to achieve a satisfactory level of performance should review board membership and the role of senior executives.

Boards should therefore regularly undertake a review of their performance. A review of performance must not be an academic exercise. Any review should seek to consider the performance of individuals and the board as a whole.

Any issues identified should be resolved through, if necessary, operational changes or changes of personnel.

It is an inevitable part of any organisation that there will be changes of staff — people might not have, or no longer have, the right skills, abilities or attitude to properly and successfully fulfil or continue in their role. This applies at all levels in an organisation. Thus, it is a natural and healthy process to have staff turnover, including at senior executive and board level.

We will oppose directors and may seek their replacement where the leadership of an organisation is not sufficiently objective or robust in reviewing performance.

Committees

Boards should appoint an audit committee and a remuneration committee, each consisting of independent non-executive board members.

Capital	Efficient Use of Capital

Companies should earn a return on capital that exceeds the company’s weighted average cost of capital.

Companies should have efficient balance sheets that minimise the cost of capital, with an appropriate level of gearing which recognises the significant risks attaching to debt.

Where companies cannot or will not use capital efficiently, they should consider returning the capital to shareholders: the capital may then be allocated to investments earning an appropriate return.

Capital should not be used for value-destroying acquisitions.

Share Buybacks

Buybacks are a valid means of creating value for investors at appropriate prices and when the objective is in the best interests of shareholders.

Issuing Shares

Companies should not propose general authorities to allow unlimited or substantial capital authorisations or blank cheque preferred stock.

The creation of different classes of equity share capital must be fully justified.

Pre-emption Rights

Pre-emption rights are a key investor protection measure. We recognise that in some instances it is appropriate for companies to have a certain amount of flexibility to issue shares for cash without offering them first to shareholders on a pre-emptive basis.

Accordingly, authorities to issue shares non-pre-emptively should not exceed recognised market guidelines or practice or, in the absence of guidelines or a recognised practice, an overall limit of 10%.

We will consider powers to issue shares on a non-pre-emptive basis in excess of these limits, where a company can provide a reasoned case that the issue of shares on a non-pre-emptive basis (whether directly or, for example, through the issue of convertible bonds or warrants or for vendor placings) would be in the best interests of existing shareholders.

Share Voting Rights

Companies should provide strong arguments to justify the introduction or maintenance of equity shares with special voting rights, golden shares or other split capital structures.

Executive Remuneration

High calibre individuals are a vital component of success for any organisation. Remuneration policies should allow the recruitment and retention of these individuals and provide appropriate incentive arrangements which reward returns for shareholders.

In considering the pay arrangements of senior executives at companies, we are concerned with the structure of total compensation and to ensure that potential rewards are aligned with shareholder interests.

We recognise the value of high-calibre executives and note that in order to hire the best individuals, it is necessary for companies to pay at levels which allow them to compete in the market to recruit successful executives. However, the existence of this effect does not justify unwarranted transfers of value to executives. It follows that where individuals have failed, their continuation in the role should be reviewed and, if necessary, they should be removed.

In formulating proposals remuneration committees and boards should, in particular:

•             avoid creating arrangements or policies that could result in excessive dilution of shareholders’ interests or create excessive or unwarranted costs. It is expected that average dilution through the commitment to issue shares to directors, executives and employees would not exceed 1% per year;

• link significant elements of total remuneration to genuine performance and in particular focused on the achievement of above average performance;
• encourage significant share ownership amongst the executive team and look to widen share ownership throughout the organisation
• avoid arrangements that would encourage the destruction of shareholder value;
• achieve an appropriate balance between long- and short-term elements of pay, with an emphasis on reward for sustainable longer-term performance;
• avoid service contracts and provisions providing compensatory arrangements in excess of one year, except following appointment where for a limited time a longer period may be acceptable;

•             appoint remuneration committees consisting of independent non-executive directors. These committees should be responsible for determining and recommending to the board the pay policies in respect of executive directors and senior managers;

• not reprice, adjust, or otherwise amend stock options and awards;
• use financial and ESG metrics for measuring executive performance which focus on outcomes rather than inputs to potential corporate performance;
• avoid complex scorecards of numerous performance measures, thereby diluting a focus on long term success for the company and shareholders;

•             focus long-term incentive arrangements for board members primarily on total corporate performance and only secondarily on areas of individual responsibility. Special incentive arrangements concerning specific ventures or projects may distort alignment with total corporate performance and shareholder returns.

Other Issues	Takeover Bids

Takeovers are an important part of an efficient market. However, takeovers do not always create value for shareholders. Accordingly, each case will be judged on its merits. Factors considered will include the quality of a company’s management, the long-term prospects for the company’s share price and investors and, ultimately, whether the price offered should be accepted in the best interests of our clients.

Poison Pills and Takeover Defences

Poison pill arrangements, takeover defences or other equivalent arrangements have as their purpose the benefit of management rather than the owners of the company and are frequently contrary to shareholder interests. Such arrangements should not be introduced and existing arrangements that have been put in place should be removed.

Company Constitutions

The documents defining the constitution of a company are key documents providing protection to the interests of shareowners. Any changes to these documents should be clearly justified.

PART C:  OTHER INFORMATION

Item 15.         Indemnification

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its shareholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment and material to the cause of action.  The Registrant’s charter contains such a provision which eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law, subject to the requirements of the 1940 Act.

The Registrant’s charter authorizes the Registrant, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to obligate the Registrant to indemnify any present or former director or officer or any individual who, while serving as a director or officer of the Registrant and, at the Registrant’s request, serves or has served another corporation, real estate investment trust, partnership, joint venture, limited liability company, trust, employee benefit plan or other enterprise as a director, officer, partner, manager, managing member or trustee from and against any claim or liability to which that individual may become subject or which that individual may incur by reason of his or her service in any such capacity and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding.

The Registrant’s Bylaws obligate the Registrant, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to indemnify any present or former director or officer or any individual who, while serving as a director or officer of the Registrant and, at the Registrant’s request, serves or has served another corporation, real estate investment trust, partnership, joint venture, limited liability company, trust, employee benefit plan or other enterprise as a director, officer, partner, manager, managing member or trustee and who is made, or threatened to be made, a party to the proceeding by reason of his or her service in any such capacity and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding.  The Registrant’s charter and Bylaws also permit the Registrant to indemnify and advance expenses to any individual who served any predecessor of the Registrant in any of the capacities described above and any employee or agent of the Registrant or a predecessor of the Registrant, if any.

Maryland law requires a corporation (unless its charter provides otherwise, which is not the case for the Registrant’s charter) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service in that capacity.  Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe the act or omission was unlawful.  However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that a personal benefit was improperly received, unless in either case a court orders indemnification, and then only for expenses.  In addition, Maryland law permits a corporation to pay or reimburse reasonable expenses to a director or officer in advance of final disposition of a proceeding upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

In accordance with the 1940 Act, we will not indemnify any person for any liability to which such person would be subject by reason of such person’s willful misconduct, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

Insofar as indemnification for liability arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 16.                                                  Exhibits

(1)                                                                                 Articles of Incorporation previously filed on Form N-14 8C (File Nos. 333-211408 and 811-23157) on May 16, 2016, is incorporated herein by reference.

(2)                                                                                 Bylaws of the Registrant previously filed on Form N-14 8C (File Nos. 333-211408 and 811-23157) on May 16, 2016, is incorporated herein by reference.

(3)                                                                                 Not applicable.

(4)                                                                                 Form of Agreement and Plan of Reorganization. (included as Appendix B to the Combined Proxy Statement/Prospectus included in this Registration Statement)

(5)                                                                                 Instruments defining the rights of holders of securities being registered are herein incorporated by reference from the Registrant’s Articles of Incorporation and Bylaws.

(6)(a)                                                                  Form of Investment Advisory Agreement between the Registrant and Brookfield Investment Management Inc. previously filed on Form N-14 8C (File Nos. 333-211408 and 811-23157) on May 16, 2016, is incorporated herein by reference.

(6)(b)                                                                  Form of Investment Sub-Advisory Agreement among the Registrant, Brookfield Investment Management Inc. and Schroder Investment Management North America Inc. previously filed on Form N-14 8C (File Nos. 333-211408 and 811-23157) on May 16, 2016, is incorporated herein by reference.

(6)(c)                                                                   Form of Operating Expense Limitation Agreement previously filed on Form N-14 8C (File Nos. 333-211408 and 811-23157) on July 12, 2016, is incorporated herein by reference.

(7)                                                                                 Not applicable.

(8)                                                                                 Not applicable.

(9)                                                                                 Form of Custody Agreement between the Registrant and U.S. Bank National Association filed on Form N-14 8C (File Nos. 333-211408 and 811-23157) on July 12, 2016, is incorporated herein by reference.

(10)                                                                          Not applicable.

(11)(a)                                                           Consent of Paul Hastings LLP filed on Form N-14 8C (File Nos. 333-211408 and 811-23157) on July 12, 2016, is incorporated herein by reference.

(11)(b)                                                           Opinion and Consent of Venable LLP. filed on Form N-14 8C (File Nos. 333-211408 and 811-23157) on July 12, 2016, is incorporated herein by reference.

(12)(a)                                                           Form of Opinion of Paul Hastings LLP regarding tax matters with respect to Brookfield Mortgage Opportunity Income Fund Inc. previously filed on Form N-14 8C (File Nos. 333-211408 and 811-23157) on May 16, 2016, is incorporated herein by reference.

(12)(b)                                                           Form of Opinion of Paul Hastings LLP regarding tax matters with respect to Brookfield Total Return Fund Inc. previously filed on Form N-14 8C (File Nos. 333-211408 and 811-23157) on May 16, 2016, is incorporated herein by reference.

(12)(c)                                                            Form of Opinion of Paul Hastings LLP regarding tax matters with respect to Brookfield High Income Fund Inc. previously filed on Form N-14 8C (File Nos. 333-211408 and 811-23157) on May 16, 2016, is incorporated herein by reference.

(13)(a)                                                           Form of Administration Agreement between the Registrant and Brookfield Investment Management Inc. previously filed on Form N-14 8C (File Nos. 333-211408 and 811-23157) on May 16, 2016, is incorporated herein by reference.

(13)(b)                                                           Form of Fund Sub-Administration Agreement between the Adviser, with respect to the Registrant, and U.S. Bancorp Fund Services, LLC. previously filed on Form N-14 8C (File Nos. 333-211408 and 811-23157) on July 12, 2016, is incorporated herein by reference.

(13)(c)                                                            Form of Transfer Agency Agreement between the Registrant and American Stock Transfer & Trust Company, LLC. (previously filed on Form N-14 8C (File Nos. 333-211408 and 811-23157) on July 12, 2016, is incorporated herein by reference.

(13)(d)                                                           Form of Fund Accounting Servicing Agreement between the Registrant and U.S. Bancorp Fund Services, LLC previously filed on Form N-14 8C (File Nos. 333-211408 and 811-23157) on July 12, 2016, is incorporated herein by reference.

(14)(a)                                                           Consent of Independent Registered Public Accounting Firm with respect to Brookfield Mortgage Opportunity Income Fund Inc. (1)

(14)(b)                                                           Consent of Independent Registered Public Accounting Firm with respect to Brookfield Total Return Fund Inc. and Brookfield High Income Fund Inc (1)

(15)                                                                          Not applicable.

(16)                                                                          Powers of Attorney previously filed on Form N-14 8C (File Nos. 333-211408 and 811-23157) on May 16, 2016, is incorporated herein by reference.

(17)(a)                                                           Annual Report to Shareholders of Brookfield Mortgage Opportunity Income Fund Inc. for the fiscal year ended June 30, 2015, previously filed on Form N-CSR (File Nos. 333-185159 and 811-22773) on August 27, 2015, is incorporated herein by reference.

(17)(b)                                                           Annual Report to Shareholders of Brookfield Total Return Fund Inc. for the fiscal period ended September 30, 2015, previously filed on Form N-CSR (File Nos. 333-183026 and 811-05820) on November 27, 2015, is incorporated herein by reference.

(17)(c)                                                            Annual Report to Shareholders of Brookfield High Income Fund Inc. for the fiscal period ended September 30, 2015, previously filed on Form N- CSR (File Nos. 333-195128 and 811-08795) on November 27, 2015, is incorporated herein by reference.

(17)(d)                                                           Semi-Annual Report to Shareholders of Brookfield Mortgage Opportunity Income Fund Inc. for the fiscal period ended December 31, 2015, previously filed on Form N-CSR (Filed Nos. 333-185159 and 811-22773) on February 2, 2016, is incorporated herein by reference.

(17)(e)                                                            Form of Proxy for Brookfield Mortgage Opportunity Income Fund Inc. (1)

(17)(f)                                                             Form of Proxy for Brookfield Total Return Fund Inc. previously filed on Form N-14 8C (File Nos. 333-211408 and 811-23157) on July 12, 2016, is incorporated herein by reference.

(17)(g)                                                            Form of Proxy for Brookfield High Income Fund Inc. previously filed on Form N-14 8C (File Nos. 333-211408 and 811-23157) on July 12, 2016, is incorporated herein by reference.

(17)(h)                                                           Code of Ethics for Schroder Investment Management North America Inc. previously filed on Form N-14 8C (File Nos. 333-211408 and 811-23157) on May 16, 2016, is incorporated herein by reference.

(17)(i)                                                               Form of Initial Purchase Agreement between the Registrant and Brookfield Investment Management Inc. previously filed on Form N-2 (File No. 811-23157) on August 10, 2016 is incorporated herein by reference.

(1)         Filed herewith.

Item 17.                 Undertakings

(1)           The undersigned Registrant agrees that prior to any public reoffering of the securities registered through use of a prospectus which is part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, as amended, the reoffering prospectus will contain information called for by the applicable Exchange registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by other items of the applicable form.

(2)           The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, as amended, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of securities at that time shall be deemed to be the initial bona fide offering of them.

(3)           The undersigned Registrant agrees to file, by post-effective amendment, opinions of counsel supporting the tax consequences of the Reorganization within a reasonably prompt time after receipt of such opinions.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and the State of New York, on the 27th day of September, 2016.

BROOKFIELD REAL ASSETS INCOME FUND INC.

By:	/s/ BRIAN F. HURLEY
Name:	Brian F. Hurley
Title:	President

As required by the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Signature		Title	Date

/s/ BRIAN F. HURLEY		President (Principal Executive Officer)	September 27, 2016
Brian F. Hurley

/s/ ANGELA W. GHANTOUS		Treasurer (Principal Financial Officer)	September 27, 2016
Angela W. Ghantous

/s/ Heather Goldman*		Director	September 27, 2016
Heather Goldman

/s/ Edward A. Kuczmarski*		Director	September 27, 2016
Edward A. Kuczmarski

/s/ Stuart A. McFarland*		Director	September 27, 2016
Stuart A. McFarland

/s/ Louis P. Salvatore*		Director	September 27, 2016
Louis P. Salvatore

/s/ JONATHAN C. TYRAS		Director	September 27, 2016
Jonathan C. Tyras

*By:	/s/ BRIAN F. HURLEY	Attorney-in-Fact	September 27, 2016
Brian F. Hurley

Exhibits

(14)(a)                                                           Consent of Independent Registered Public Accounting Firm with respect to Brookfield Mortgage Opportunity Income Fund Inc.

(14)(b)                                                           Consent of Independent Registered Public Accounting Firm with respect to Brookfield Total Return Fund Inc. and Brookfield High Income Fund Inc.

(17)(e)                                                            Form of Proxy for Brookfield Mortgage Opportunity Income Fund Inc.